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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Schwarz Pharma

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APR 17 2007

THOMSON FINANCIAL

FILE NO. 82- 04406 FISCAL YEAR 12-31-06

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: dlw

DATE: 4/12/07

ANNUAL REPORT 2006



SCHWARZ
PHARMA

Health is our passion!

FINANCIAL OVERVIEW SCHWARZ PHARMA GROUP

(IAS/IFRS*, in € million)		2002	2003	2004	2005	**2006**
From the Income Statement						
Net sales		963.5	1,496.3	946.6	990.6	**1,000.4**
Gross profit		638.5	1,111.0	619.7	672.6	**674.6**
Selling, general and administrative expense		378.5	517.8	348.1	406.3	**507.7**
R & D expense		124.2	144.0	198.3	258.9	**215.1**
Operating result		74.9	260.5	15.8	(17.0)	**49,5**
Net income		**48.4**	**132.5**	**(0.8)**	**(54.1)**	**12.4**
From the Consolidated Balance Sheet						
Cash and cash equivalents		161.3	207.7	184.4	206.0	**277.1**
Other current assets		304.6	350.2	299.8	275.9	**335.6**
Property, plant and equipment		172.0	161.0	152.9	164.3	**180.7**
Goodwill and other intangible assets		295.2	214.0	196.2	181.5	**148.1**
Long-term investments and other assets		107.3	100.6	110.6	113.4	**134.2**
Short and long-term debt		146.3	76.9	63.3	22.8	**12.9**
Other current liabilities		296.4	271.0	245.4	291.9	**416.1**
Accruals and other long-term liabilities		67.4	108.7	106.9	85.9	**81.3**
Shareholder's equity		530.4	577.0	528.8	540.4	**565.2**
Total		**1,040.5**	**1,033.6**	**943.9**	**941.1**	**1,075.7**
From the Cash Flow Statement						
Cash flow from operating activities		190.4	174.2	46.7	67.0	**105.8**
Depreciation/amortization (incl. impaiment)		61.5	80.4	52.9	55.9	**68.3**
Cash flow from investing activities		(11.1)	(12.8)	(27.8)	(27.2)	**(66.7)**
Investments		(30.2)	(35.6)	(25.5)	(36.9)	**(67.0)**
Cash flow from financing activities		(35.6)	(84.3)	(32.6)	(39.6)	**(49.0)**
Key Figures						
Earnings Before Interests, Taxes, Depriciation and Amortization (EBITDA**)	in € million	140.8	343.8	69.4	93.5	**38.6**
Earnings Before Interests and Taxes (EBIT**)	in € million	82.3	289.0	18.2	38.3	**(21.0)**
Earnings per share (Basic)	in €	1.10	2.94	(0.02)	(1.17)	**0.26**
Dividend per share	in €	0.60	0.60	0.20	0.20	**0.20**
Cash flow per share*** (Basic)	in €	4.31	3.87	1.02	1.45	**2.23**
Equity ratio	in %	51.0	55.8	56.0	57.4	**52.5**
Employees (annual average)	heads	3.739	3,853	3,813	4,100	**4,327**

* 2002 and 2003: US-GAAP
** adjusted for one-time effects
*** Cash Flow from operating activities

SCHWARZ
PHARMA
Health is our passion!

CONTENTS

OUR VALUES

Entrepreneurship

As entrepreneurs we constantly strive for innovation of our products, improvement of services to our customers, and creation of sustainable value for our investors. We rely on our competence and our commitment to our tasks and to each other. We have the freedom to act and to take entrepreneurial decisions. Accordingly we take responsibility for our actions. We admit mistakes and learn from them.

Customer Orientation

We are dedicated to meeting our customers' needs and expectations. For each of our customers, we go the extra mile and offer the extra smile. Our customers are always right.

Integrity

We say what we mean and we do what we say. We are ethical in what we do. All that we do could be explained to our families as well as to the public.

Fairness and Respect

We respect the unique personality of every individual and appreciate diversity. We value the ability to listen and to consider each other's point of view as key to good teamwork and fair relationships. We build our relationships on mutual trust.

LETTER FROM THE EXECUTIVE BOARD

Fiscal year 2006 – eventful and better than expected

The course of business in 2006 exceeded our expectations. The SCHWARZ PHARMA Group achieved sales of one billion euros and net income of €12.4m. We propose an ordinary dividend payout of €0.20 per share.

This favorable course of business is due to the contribution to group sales made by our US business and, despite state-mandated price reductions, only a slight decline in our European business. The selling and marketing costs of €329.0m (+10.4%) are also attributable to the European market launches of Neupro® (rotigotine transdermal patch). The research and development costs of €215.1m (–16.9%) reflect the progress of our pipeline projects.

After receiving European marketing approval for Neupro® (rotigotine transdermal patch) for treating Parkinson's disease as monotherapy in February 2006, we launched the Parkinson's patch in Germany as early as in the following month of March. Today, one year later, Neupro® is available to patients in over 12 other European countries. Since January 2007, the Parkinson's patch has also had Europe-wide marketing approval in combined therapy with levodopa for treating patients with advanced Parkinson's disease. We expect US marketing approval of Neupro® (rotigotine transdermal patch) as monotherapy within the first half of 2007.

In March 2006, we also submitted the marketing applications for the urology drug fesoterodine to the European and US authorities. We expect marketing approval to be granted in 2007. In April 2006, we gave all fesoterodine rights to Pfizer and received a corresponding upfront payment in June. In future, milestone payments from Pfizer and – especially after marketing approval and market launch – royalties on sales of fesoterodine and Pfizer's antimuscarinic product group Detrol® (tolterodine) are to be ex-



Patrick Schwarz-Schütte



Detlef Thielgen

pected. In taking this step, we have found a strong partner who will succeed in making fesoterodine available to patients and who will focus our research activities on central nervous system indications. This decision is supported by positive reports on our development pipeline.

In September 2006, SCHWARZ PHARMA signed a business combination agreement with the Belgian UCB group. In this connection, the Belgian UCB Group announced a friendly takeover bid for SCHWARZ PHARMA, subsequently made public in November. The Executive Board and the Supervisory Board came to the conclusion that this bid was financially fair and reasonable and met the interests of the company, the shareholders, and the workforce. The Executive Board and the Supervisory Board therefore lent their support to the bid and recommended that the shareholders approve it.



Iris Löw-Friedrich



Klaus Veitinger

This business combination is supposed to allow the future company to better exploit the potentials of SCHWARZ PHARMA's products, given the joint company's increased critical mass and the high potential of UCB's marketing strength, particularly in the neurological field.

SCHWARZ PHARMA and UCB have agreed on employee-related principles for combining the respective business activities. Accordingly, all employees of the combined group are to be treated fairly and shall be appropriately and comprehensively informed in good time. Monheim is to be the headquarters of the combined group's "Primary Care" segment, operating under the name of SCHWARZ PHARMA. In addition, Monheim is to be the headquarters of joint business activities in Germany. Furthermore, the Monheim site is to operate as an important research and development center of the combined group.



Jürgen Baumann

Our corporate culture and our committed employees, who command a high level of know-how and recognized expertise, are a good fit with the UCB group. We therefore see significant potential in the business combination of SCHWARZ PHARMA and UCB. A control and profit-and-loss transfer agreement is to enable SCHWARZ PHARMA and UCB to steer both companies as a group.

Together with UCB, we are planning to form a leading, next-generation biopharma company. In this respect, the patients are our prime concern, which is our motive for developing and offering patients innovative drugs for the treatment of their serious illnesses. Given the development pipelines of both companies, which have their main focus on neurological and inflammatory diseases, SCHWARZ PHARMA seen jointly with UCB is already one of the leading biopharma companies in the world.



Peter Möller



Martin Schneider

Outlook for 2007 – Market launches of Neupro® (rotigotine transdermal patch) and at least three global marketing applications

In the new fiscal year 2007, we expect a drop in sales, especially due to the decline in our US business. Slight sales growth in Europe due to the successful market launch of Neupro® (rotigotine transdermal patch) for treating Parkinson's disease will not offset this effect. We therefore expect sales to reach €800–850m.

2007 is again the year of the market launch of Neupro® (rotigotine transdermal patch) for treating all stages of Parkinson's disease and also stands for the completion of extensive marketing applications for prospectively three indications in the USA and Europe, and for the further development of our product pipeline. Despite the high level of expenditure involved, we seek to achieve a positive net result for 2007. Not included in this outlook are possible costs and expenses incurred in connection with the continuing integration of SCHWARZ PHARMA into the UCB group after entry into force of the planned control and profit transfer agreement.

In successfully implementing its corporate strategy, SCHWARZ PHARMA, together with UCB, has the chance to increase its participation in the future growth of the worldwide pharmaceutical market. Shoulder to shoulder with UCB, SCHWARZ PHARMA is now better positioned to exploit the opportunities that beckon than if it were still operating alone.

We wish to sincerely thank our employees for their commitment to the objectives and success of SCHWARZ PHARMA in what was a very eventful year. Our thanks also go to our clients, business partners, and shareholders for the confidence they have shown in us and for their support.

Detlef Thielgen
Jürgen Baumann
Iris Löw-Friedrich
Peter Möller
Martin Schneider

Monheim, March 2007

UCB ACQUIRES SCHWARZ PHARMA

On September 25, 2006, SCHWARZ PHARMA and the UCB Group announced the conclusion of a business combination agreement on a friendly takeover bid for SCHWARZ PHARMA. Under the terms of this agreement, UCB presented a voluntary public tender offer to the shareholders of SCHWARZ PHARMA AG. As consideration, the shareholders received €50 in cash and 0.8735 shares in UCB SA per single SCHWARZ PHARMA share. For this purpose, the extraordinary general meeting held by UCB on October 23, 2006 passed a resolution for a capital increase covering 43,033,437 new common UCB shares. The newly issued UCB shares are listed for trading on the Euronext Brussels (Eurolist; ISIN: BE0003739530, ticker: UCB.BR). Schwarz Vermögensverwaltung GmbH & Co. KG and its partners, together holding approx. 60% of all shares in SCHWARZ PHARMA AG, accepted the tender offer in December 2006 and today no longer hold any shares in SCHWARZ PHARMA AG.

Today UCB holds 87.6% of 48.8 million SCHWARZ PHARMA shares outstanding.

On January 11, 2007 UCB and SCHWARZ PHARMA announced that they have taken the decision to evaluate the group integration of SCHWARZ PHARMA AG into the UCB group by domination and profit transfer agreement to be concluded between SCHWARZ PHARMA AG as controlled party and UCB SP GmbH as controlling party. The domination and profit-and-loss transfer agreement has to be approved by the general meeting of SCHWARZ PHARMA AG. The corresponding resolution on approval is to be adopted at the ordinary general meeting of SCHWARZ PHARMA AG in May 2007.

Together SCHWARZ PHARMA and UCB are planning to form a leading, next-generation biopharma company. "Biopharma" describes a unique combination of classic pharmaceutical disciplines with the possibilities of biotechnology. However, patients – not the treatment – are the main focus. Innovative solutions are to be offered for treating serious diseases. The strong joint commercial platform and the expansion of the range of drugs used for special indications form the basis of the leading neurology company. Given its very well-filled joint development pipelines, mainly focused on neurological indications and inflammatory diseases, UCB/SCHWARZ PHARMA already counts among the "top five" leading biopharma companies in the world, seen in terms of its joint sales.

The complementary corporate cultures, characterized by outstanding competencies and unique expertise in research and development, supplemented by proven marketing and distribution competences, are capable of unlocking significant synergy potentials. This makes an improved, long-term growth in sales and earnings achievable, to the benefit of all stakeholders.



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RESEARCH & DEVELOPMENT 2006: PROMISING DRUGS IN NEUROLOGY

SCHWARZ PHARMA's research and development activities are strategically focused on the central nervous system. The need for medicines is particularly high in this field since many neurological disorders are not, or not sufficiently, treatable today. What is more, demographic changes – an ageing population – are leading to an increasing demand for medicines, especially in these fields. Both patients and their doctors feel and formulate the need for new medical solutions and expect the researching pharmaceutical manufacturers to come up with corresponding innovations. SCHWARZ PHARMA meets this challenge head on – with passionate commitment and a high sense of responsibility.

SCHWARZ PHARMA has been developing innovative medicines for the treatment of neurological and urological disorders since 1999. Having sold the exclusive rights to the neurology project fesoterodine to Pfizer in April 2006, SCHWARZ PHARMA has focused its research and development activities on the central nervous system. The research and development teams operate under the umbrella of SCHWARZ BIOSCIENCES, with sites in Monheim/Germany, Shannon/Ireland, the Research Triangle Park, North Carolina/USA, and Tokyo/Japan. SCHWARZ BIOSCIENCES employs over 700 experts who are focused on searching for new active ingredients internationally and intercontinentally and are responsible for managing the international partnerships, driving on preclinical, pharmaceutical, and clinical drug development, and submitting marketing applications.

With a research and development budget of €215m in the past fiscal year, SCHWARZ PHARMA is running nine projects at various stages of clinical development for treating

- Parkinson's disease,
- Restless Legs Syndrome (RLS),
- epilepsy,
- neuropathic pain,

and, in the new indication fields,

- fibromyalgia,
- osteoarthritis, and
- migraine prophylaxis.

Clinical trials have already been completed for the rotigotine transdermal patch for treating Parkinson's disease (already on the European market since March 2006) and the drug fesoterodine for treating overactive bladder syndrome (marketing applications submitted in the first quarter of 2006).

Parkinson's disease: Neupro® now also approved in combined therapy with levodopa in Europe

The European Medicines Evaluation Agency (EMEA) granted marketing approval for Neupro® (rotigotine transdermal patch) for the treatment of the signs and symptoms of early-stage idiopathic Parkinson's disease as monotherapy in mid-February 2006. It is the first product to leave the innovative development pipeline for which SCHWARZ PHARMA has obtained marketing approval. This enables the market launch of Neupro® throughout all 27 EU member states, having begun in March 2006 with Germany and the UK and continuing in other countries since then. Since January 2007, the Parkinson's patch has now also had Europe-wide marketing approval in combined therapy with levodopa for treating patients with advanced Parkinson's disease. SCHWARZ PHARMA expects US marketing approval of Neupro® (rotigotine transdermal patch) as monotherapy within the first half of 2007.

Almost 4 million patients worldwide suffer from the effects of Parkinson's disease, with approximately 400,000 new cases being added each year. Parkinson's disease particularly occurs in older age and is characterized by a diverse range of symptoms: shaking of the extremities (tremors), slowing down of all movements (bradykinesis; typical here are i.e. a shuffling gait, an increasingly small size of writing, or a seemingly expressionless face due to reduced facial play), sudden immobility (freezing), and stiffness (rigor), to mention only the most frequent symptoms. This progressively worsening (chronic-progredient), degenerative disease is one of the most frequently occurring disorders of the nervous system. So far Parkinson's disease has proved to be incurable. Hence the most important therapeutic aspect is to gain the best possible control of the symptoms with as few side-effects as possible. Modern therapies are usually based on the concept of dopaminergic stimulation; dopamine is a neurotransmitter in the brain which is responsible for coordinating movements. The worldwide market for Parkinson's drugs has a volume of some US$2.9bn and has an annual growth rate of around 8%, last but not least due to demographic developments.

Neupro®, the first Parkinson's patch, combines the benefits of the non-ergoline dopamine agonist rotigotine with a transdermal patch formulation. A transdermal delivery system has many benefits compared to other formulations: it is non-invasive (i.e. the physical integrity of the patient is maintained) and simultaneously provides the benefit of continuous receptor stimulation over a 24-hour delivery period. In addition, absorption via the skin circumvents all the effects of gastrointestinal activity on absorption. A patch can also be used in the case of patients who suffer from dimmed consciousness within the course of the disease or if the medication is administered irregularly (poor compliance). It is also well-suited to treating patients with swallowing problems, which is a frequently occurring secondary symptom.

International clinical trials have shown the efficacy and tolerability of Neupro® (rotigotine transdermal patch). In a total of more than 20 such clinical trials, over 2,000 Parkinson patients with early or advanced stages of the disease were treated with Neupro®. Rotigotine exhibits a promising receptor profile, good controllability, and a low drug-drug interaction potential. The formulation as a patch allows comfortable once-a-day administration and easy handling.

By developing a nasal spray formulation, SCHWARZ PHARMA seeks to provide an additional, easy-to-handle rotigotine delivery system. A nasal-spray formulation of rotigotine may be well-suited to quickly alleviating acute symptoms of Parkinson's disease. This is shown by the initial results of phase II clinical trials. The future clinical development plan is currently being prepared.

Restless Legs Syndrome (RLS): promising drug in a high-growth market

The term "Restless Legs Syndrome" is derived from the characteristic symptom of the disorder. It is a frequently occurring disease that has not yet received the required amount of attention. RLS is characterized by an unpleasant restless urge and a tingling in the legs. The symptoms occur predominantly in the evening and during the night, so preventing a restful sleep. RLS is a chronic, slowly progressive disease which occurs about as frequently as migraine or diabetes. Up to 10% of the population suffer from this disease, with women being affected more frequently than men. The presumed cause is a metabolic disorder of the nervous system. Dopamine agonists are considered an effective treatment possibility. The world market for RLS has a current volume of US$350m, with an expected growth rate of over 29% per year.

First results of double-blind and placebo-controlled phase III trials of the drug delivery patch indicate that rotigotine administered to RLS patients leads to a clinically relevant and statistically significant improvement of symptoms. All doses tested showed a significant improvement of symptoms compared to placebo. Furthermore, SCHWARZ PHARMA has also successfully tested rotigotine for treating RLS in a double-blind and placebo-controlled sleep laboratory study. First results indicate a statistically significant and clinically relevant improvement of symptoms. The company intends to submit European and US marketing applications for rotigotine for the treatment of RLS in the fourth quarter of 2007.

Epilepsy: anti-convulsive drug with an innovative dual mechanism of action

Epilepsy is the umbrella term given to an entire group of hereditable, trauma-related, or organically related diseases. An abnormal increase in activity in the central nervous system produces so-called epileptic fits, manifest as a dysfunction of the sensory system, of the motor functions, or of a person's emotional state or objective behavior. Around 0.5 to 1.0% of the population suffer from epilepsy. Anti-epileptic drugs serve to prevent epileptic fits and are usually administered as a permanent therapy. The world market for anti-epileptic drugs amounts to over US$12.4bn and has an annual growth rate of 7%.

Lacosamide is a new-generation anti-convulsant. SCHWARZ PHARMA recently identified a new dual mechanism action for the drug lacosamide. The results obtained from preclinical trials indicate that lacosamide may hereby offer greater efficacy with fewer side-effects and intervene in the disease process, slowing down or even stopping the progression of the disease.

In March 2006, SCHWARZ PHARMA presented the first results of a phase III trial using lacosamide in combined therapy for treating adult epilepsy patients. At the end of October 2006, SCHWARZ PHARMA reported on the second phase III trial. The results of these double-blind, placebo-controlled phase III trials show a clinically relevant and statistically significant improvement of both target parameters – a reduction in the number of epileptic fits and a 50% response rate combined with good tolerability. The company intends to submit corresponding European and US marketing applications in 2007. Clinical trials for lacosamide as monotherapy will begin in 2007.

Diabetic neuropathic pain: lacosamide has good prospects

Neuropathic pain is caused by a functional disorder of the central or peripheral nervous system. In contrast to "normal" pain, neuropathic pain does not serve any warning function but occurs without being acutely related to a pathological event. Approximately 11 million diabetics suffer from the consequences of diabetic neuropathic pain. For a long time there was no approved therapy for treating this kind of pain. Doctors and patients therefore frequently use anti-epileptic drugs to alleviate such pain. The market for this indication is estimated to be a little over US$3.5bn. Experts expect a market growth rate of 14% p.a.

In March 2006, SCHWARZ PHARMA reported the first results of its third phase III trial on the use of lacosamide in treating chronic pain caused by diabetic neuropathy. Administration of the target dose of 400mg/day of lacosamide achieved a clinically relevant reduction of neuropathic pain with a favorable side-effects profile. Lacosamide reached the statistically significant level. The first results of two additional phase III clinical trials, reported in 2005, also showed a significant reduction of neuropathic pain combined with good tolerability. The trial conducted in the USA showed a statistically significant improvement for the primary objective (primary variable) compared with placebo. The second trial conducted in Europe also showed a distinct improvement in symptoms, though a statistically significant improvement compared with placebo was not shown for the primary variables. First results of an additional phase III trial, presented in February 2007, show superiority of lacosamide compared with placebo as regards pain reduction. European and US marketing applications for lacosamide for treating diabetic neuropathic pain is scheduled to be submitted in 2007.

Securing future growth with new indications

SCHWARZ PHARMA is very well positioned with a series of development projects which are either in the late stages of development or are already completed. With Neupro® (rotigotine transdermal patch), the company has already launched one pipeline product onto the market, a second product, fesoterodine, is currently undergoing approval review, and marketing applications are close to being submitted three other projects. Thus SCHWARZ PHARMA has enough promising candidates to generate considerable growth over the next few years. In order to also ensure growth in the more distant future, we have identified additional areas of treatment concerning the central nervous system with a high medical demand for rotigotine and lacosamide. This concerns fibromyalgia (soft tissue rheumatism), osteoarthritis (arthrosis of the joints), and migraine prophylaxis.

Fibromyalgia – no drug approved so far

Fibromyalgia is a severe, chronic, muscular pain disorder. Apart from general pain, other symptoms are tiredness and exhaustedness and those affected often suffer from depression and disturbed sleep. Around 2% of the population already suffer from fibromyalgia. Women are much more frequently affected than men, possibly due to a hormonal or hereditary factor. The underlying causes of the disorder are not yet known. However, it is assumed that the central nervous system is involved in the genesis of such pain. No drug for this indication has been approved so far. Among other means, painkillers, antidepressants, and anti-spasmodic drugs are used to reduce the symptoms. In this field there is a big demand for an effective long-term therapy with a good tolerability.

SCHWARZ PHARMA has been testing the drug lacosamide for efficacy in treating fibromyalgia in a phase II clinical trial since October 2006. Initial results are expected in the first quarter of 2008. The first phase II trial with rotigotine for this indication will begin in March 2007.



Products in Clinical Development


Phase I
Phase II
Phase III
Filed
Approved
Parkinson's Disease (early)
USA
EU
Parkinson's Disease (advanced)
EU
Epilepsy (adjunctive therapy)
Neuropathic Pain
Restless Legs Syndrome
Epilepsy (monotherapy)
Acute symptoms of Parkinson's Disease
Fibromyalgia
Fibromyalgia
Osteoarthritis
Migraine prophylaxis
Rotigotine transdermal system
Rotigotine nasal spray
Lacosamide

Osteoarthritis – fast becoming an endemic disease

Osteoarthritis is a chronic degenerative disease of the joints, especially of the hips, knees, and fingers. It is characterized by progressive wearing away of the cartilage of the joint. The elastic properties of the cartilage are lost so that strain is immediately transferred to the bones, possibly causing bone deformations. Those affected suffer from pain and are sometimes severely restricted in their movements. Around 60 million people are affected worldwide and this number is due to rise drastically in future in proportion to demographic developments. By 2020, osteoarthritis will have become one of the five most frequent diseases to significantly reduce the quality of life. This indication also so far lacks a satisfactory medicinal therapy.

Corresponding phase II clinical trials with lacosamide will probably begin in the first half of 2007.

Migraine Prophylaxis

Another widespread disorder accompanied by pain is migraine. Over every 10th adult suffers from the disorder, with women being much more frequently affected than men. Predisposition to it may be hereditable. Migraine may also be caused by external factors such as stress, consumption of alcoholic beverages, an intake of tyramine through certain foods, or even hormone level fluctuations.

If a patient suffers three or more attacks per month, or if the patient finds the occurring pain intolerable, the German Migraine and Headache Association (DMKG) suggests a preventive therapy. So far only a few preparations are available as treatment.

SCHWARZ PHARMA hopes to develop an effective and prophylactic drug suitable for long-term administration in the next few years. The phase II clinical trial with lacosamide will already begin in the first half of 2007.

Using cooperations in the search for new drugs

SCHWARZ PHARMA pursues all promising avenues to find new active ingredients. Not only within our own organization, at SCHWARZ BIOSCIENCES, but outside the company too. An elementary part of the way we see ourselves is defined by our continued pursuit of research and development in cooperation or in partnership with other players, such as companies or universities. Such a bundling of skills, instruments, and resources, teamed with a highly qualified workforce, vastly improves the prospects of success of all those involved.

This is something we quite deliberately exploit. Whether we support professorial chairs or laboratories, or conduct joint trials with companies covering similar key areas of treatment, our duty as a researching pharmaceutical company is to enter into cooperations with partners where the advancement of knowledge is served. Even if this means that, having turned out a marketable drug at the end of the pipeline, we find ourselves facing competition as a commercial enterprise.

The Central Nervous System

The Stream of Life





At the Helm of the Organism



The human body is a miracle, as highly complex in its anatomy as in its physiological processes. Quadrillions of cells, together with highly differentiated biochemical and physical processes, make sure we can breathe, absorb and process food, perceive our surroundings, and move.

The brain, which in combination with the spinal cord forms the central nervous system (CNS), is responsible for control and coordination of movement. Our brain registers all information from the environment and the interior of our body and responds within fractions of seconds: It sends out signals that are transmitted from cell to cell, from the brain to the spinal cord to the peripheral nerves, which then forward the information to the executing organs, for instance, a muscle. Even the smallest movements, such as bending a finger, nodding, or smiling, are the visible consequence of an involved communication process of innumerable cells.

How do cells "talk" to one another? Our cells can send each other messages in two different ways: either in the form of electrical discharges or by using messenger substances, the so-called transmitters, such as adrenalin, serotonin, acetylcholine, or dopamine. These important transmitters are released by the dispatching neuron and bind to specific docking stations (receptors) at the receiving cell. The location where this occurs is called a synapse. It is the point of contact for the information transfer between two cells.

Despite the great variety of information processed by the brain, that lets us swallow, speak, grasp, get up and complete any other action, all processes have one purpose in common: to maintain our vitality. Functional deficits of the nervous system can lead to a number of diseases, resulting in varying degrees of limitation in our ability to



The right medical treatment helps Parkinson's patients get on with their lives while maintaining important social contacts.

sense, think, process, move and respond to the world around us.

Four million people suffer from Parkinson's disease

One example of such a disorder is Parkinson's disease. Parkinson's patients primarily suffer from limited movement, tremors in the extremities, stiffness and unsteady gait. This is compounded, with severity varying from patient to patient, by nonmotor symptoms such as depressive moods, chronic fatigue, or joint pain. The disease already affects some 4 million people worldwide and the global number of sufferers increases by 400,000 every year. It has not yet been discovered what causes the disease, but hereditary as well as environmental factors are thought to play a role. Parkinsons patients typically show loss of neurons in an area of the brain called the substantia nigra (literally "black substance"), that is part of the so-called basal ganglia. This region of the brain primarily coordinates involuntary movement sequences. Classic Parkinson's disease symptoms develop when the balance of the neurotransmitters dopamine, glutamate, and acetylcholine in the basal ganglia are disrupted. Accelerated cell death in the substantia nigra leads to the dopamine imbalance in Parkinson's disease; however, the exact processes causing cell death and the disease itself remain largely a mystery.

Parkinson's disease is incurable and progresses continuously. However, there are therapy options for controlling the symptoms. In principal, there are two methods for offsetting the deficit of the neurotransmitter dopamine. On one hand, patients have the option to take levodopa, the precursor of dopamine, which is converted to dopamine in the brain. Alternatively, they can take the medications called dopamine agonists. These are drugs that bind to the same receptors as dopamine and effectively mimic the effects of this depleted neurotransmitter in the brain. Dopamine agonists, for example rotigotine, the compound in the Parkinson's patch Neupro®, play an increasingly significant role in modern Parkinson's medicine. There are a variety of reasons for this development. Dopamine agonists have a lower risk of long term adverse effects than levodopa. Additionally, there is some indication that certain dopamine agonists not only replace the function of dopamine, but might even slow down the demise of the dopamine-forming neurons. Intensive research is currently exploring this possible neuroprotective effect.

Restless Legs Syndrome, or RLS for short, is another neurological disorder, affecting one in every ten persons. The main symptom of RLS is an unpleasant urge to move the legs, especially when resting. As a consequence, patients find it difficult to get restful sleep. Medical researchers have been investigating the causes of RLS for over 15 years, but as yet have been unable to pinpoint whether it originates in the brain or the spinal cord, and which receptors are affected. Approximately ten years ago, however, the astonishing



Synapse of a Parkinson's patient: The substantia nigra (1) releases insufficient quantities of the body's natural dopamine. This deficit can be offset by taking dopamine agonists (2), which bind to dopamine receptors (3) and act as a replacement.



Restless legs prevent patients from getting rest, both at night and during the daytime.

Great advances in RLS treatment on the horizon

discovery was made that drugs used for the treatment of Parkinson's disease can also substantially reduce the symptoms of RLS. This finding suggests that dopamine at least plays an essential role in producing symptoms of the disorder. A number of drugs for the treatment of RLS have been approved in the U.S. and Europe since 2000. The first European drugs were levodopa products, followed by dopamine agonists in Europe and the U.S. While levodopa offers immediate symptom relief, it can also lead to a worsening of disease symptoms in the long run and a number of severe adverse side effects. As a consequence, similar to the case in Parkinson's disease, dopamine agonists are increasingly being favored as a treatment for RLS. The development of a rotigotine patch to treat RLS, currently in its final study phase, is SCHWARZ PHARMA's contribution to improving quality of life for RLS patients. In contrast to oral medication, the rotigotine patch provides the body with a consistent supply of medication over the course of 24 hours, without phases of oversupply or deficit, potentially improving quality of life.

Like a thunderstorm in the brain

Epilepsy is another neurological disorder, and is characterized by recurrent seizures. The body's central nervous system uses electrical and chemical signals to pass information around the various brain areas and out to the rest of the body. The flow of these signals is normally tightly directed and controlled. The events of an epileptic seizure however can be compared to a thunderstorm: Entire groups of neurons discharge their electrical energy at the same time without control. The resulting burst of abnormal brain activity leads to sudden disruptions of sensory and motor functions. Seizures may immediately affect the entire brain (generalized epilepsy) or just specific brain regions, with or without spread to the whole brain (focal or partial epilepsy). The spread of the seizure also determines the symptoms. Patients with partial epilepsy may remain alert and still able to respond to their surroundings. In contrast, patients



Neurological and pharmaceutical research are joining forces to find better medical solutions.

with generalized epilepsy lose consciousness, fall down and may suffer spasms and rhythmic convulsions of the arms and legs. To prevent both types of seizures, patients typically receive long-term therapy with antiepileptic medications. Nevertheless, some 30 to 40% of patients continue to suffer from frequent seizures despite taking regular medication. SCHWARZ PHARMA is currently preparing approval documents for the compound lacosamide, an innovative anticonvulsive drug to be used in combination with other medications for persons with partial seizures. The available clinical trial data indicate that lacosamide may offer higher efficacy with a lower incidence of side effects. In 2007, lacosamide will most likely also be evaluated for its suitability in monotherapy.disruptions of the sensory functions and the motor functions. This may affect the entire brain (generalized epilepsy) or just specific brain regions (focal or partial epilepsy).

Additionally, it has been found in developmental studies that lacosamide not only provides effective relief for the symptoms of epilepsy, but also may have a direct impact on the course of the disease itself. Early experiments seem to indicate that lacosamide may decrease formation of abnormal brain connections that could facilitate seizures. If this assumption can be proven, it could signal a breakthrough in epilepsy therapy.



The effects of lacosamide may also benefit the large number of people who suffer from neuropathic pain associated

Help for diabetes-related pain

with diabetes. Eleven million people suffer from this condition worldwide, with a million new cases added every year. Studies have yielded positive evidence that lacosamide may have an equally favorable effect on the symptoms of this disease as for epilepsy. Diabetic neuropathic pain differs from epilepsy in its originating source, since it affects the peripheral nervous system – the nerves of the arms and legs – instead of the central nervous system. DNP is thought to result from nerve damage associated with chronic hyperglycemia and poor circulation in diabetic patients. So far, the medications to assist patients have not been consistently effective. Current research with lacosamide suggests this compound can significantly relieve pain in the short and long term, with minimal side effects. If lacosamide can be shown to protect against development of DNP this could represent a significant advance for diabetic patients.



Wanted: new, better answers

The human organism poses numerous unsolved or insufficiently solved challenges for medicine, and new challenges are added every day. This is ultimately rooted in progress itself: New, improved knowledge also keeps creating new questions. The overall field is broad in the search for better medical solutions to benefit patients. SCHWARZ PHARMA concentrates its research in the area of neurology, where the company strives to find new and better answers. Neupro®, the first-ever Parkinson's patch, is the first of these answers, with others to follow in the near future.

Lacosamide:

Innovative dual action mechanism promises great progress

The dual effect of lacosamide, consisting of the effective and yet gentle treatment of symptoms on one hand, and the potential impact on the disease itself on the other hand, is based on an innovative dual mechanism of action:

The so-called sodium channels are responsible for conducting stimuli throughout the entire nervous system. Lacosamide affects these channels. The special characteristic of lacosamide is its ability to reduce excessive neuron responses without impacting the normal cell communication. This makes it possible to reduce pathological symptoms while maintaining normal physiological actions.

The second mechanism affects the entire course of the disease. Background: Epileptic seizures (or episodes of pain) can form new nerve connections in the brain that contain faulty switching, further intensifying the unwanted excessive neuron stimulation. Lacosamide interacts with a neuronal protein called Collapsin Response Mediator Protein-2 (CRMP-2), which plays an essential role in the growth of neural axons and in excitotoxicity. This interaction may impact the course of the disease and open up new therapeutic options in the future.



Parkinson's Therapy
When the trembling stops



Painting as an expression of oneself – a great source of joy for Parkinson's patient, Dr. Götz. Thanks to modern medicine, his hand is able to carry out the commands of his brain.

It is a gray day in December. Dr. Wolfgang Götz is on his way back from Frankfurt to Darmstadt. A four-year odyssey of the healthcare system is behind him. He has consulted numerous specialists of internal medicine, orthopedics, and neurology to identify the cause of his severe back pain and has tried many different treatments. Today's appointment confirmed what he had long suspected: he suffers from Parkinson's disease.

The Frankfurt-based neurologist and Parkinson's specialist, Prof. Dr. Alexander Fischer, asked him to walk up and down and noticed that the patient's right arm was not following the movement. He had also taken into consideration that Dr. Götz' handwriting had steadily become smaller and more scrawled in the past years, and had discounted the fact that the patient was "too young" for the disease at age 46. In the end, he was sure about his diagnosis.

This was 18 years ago. Prior to the diagnosis, Dr. Götz had long tried to get used to the idea that he might have Parkinson's disease. At the time of the actual diagnosis, which hit him like a shock, all this was of little help. He went through a difficult time. He worried about his family and how to secure its future. Initially, he did not discuss the disease with his friends or at work. This had unforeseen consequences. "All of a sudden, rumors were flying in the company that I was an alcoholic or a drug user, because my colleagues found out I was taking medication." When Dr. Götz heard about these rumors, he finally took action.

"Learning to talk about the disease may be one of its biggest challenges," says Götz, who is a trained pharmacist. Parkinson's disease was a taboo issue 20 years ago, and continues to be to this day. Non-affected people have an



enormous fear of contact, sometimes even literally. Their worries include the question whether Parkinson's is contagious. The symptoms of the disease, which include slower motion, for example when getting up or walking, muscle stiffness that affects fine motor skills, tremors at rest, and a generally unstable posture, which is associated with insecure movement, seem strange to outsiders. Many patients find that their circle of friends becomes much smaller, and in some cases, even their partners shy away from physical contact. "These are enormous emotional barriers one has to confront as an individual. Initially, there is a great sense of isolation," recounts Dr. Götz.

His advice to those affected by the disease is to join a support group as quickly as possible. He has been a member of the German Parkinson's Association (dPV) for many years and even served as the association's chairman for a while. "A group can accept and reduce feelings of loneliness and anxiety much faster. There is no need to explain anything, and when someone knocks over a coffee pot, it is not really a big deal. The group becomes your second family. This experience is crucial during the process in which you learn to deal with the disease."

Another aspect of this learning process pertains to taking medication. Patients have to get used to taking medication, permanently and for the rest of their lives. Depending on the circumstances, there are many drugs to take at various intervals. It is not uncommon for patients to take drugs ten times a day. For Dr. Götz, the frequency of taking medication throughout the day has gone down to five. However, he takes four to six drugs every time, which amounts to approximately 25 pills a day.

Regular medication becomes part of daily life

The base therapy is always aimed at offsetting the lack of the neurotransmitter dopamine. For a long time, this has been done with L-dopa, a precursor stage of dopamine, which is "restructured" to form dopamine in the body. L-Dopa initially works well, but the effect lessens after about five years. In addition, patients taking L-Dopa experience significant fluctuations of the drug effect throughout the day. Prof. Dr. Wolfgang Oertel, the Director of the Clinic for Neurology at Philipps University in



Conversations with patients give researchers of SCHWARZ PHARMA valuable insights for their work.



Neupro blood concentration
Dyskinesia,
Nausea
Hypothetical
therapeutic
window
Hypokinesia
Time
Patch applied once a day

Stable medication concentration in the blood for 24 hours with the innovative compound patch Neupro®

Marburg, who specializes in Parkinson's therapy, describes the process as follows: "Approximately half an hour after taking the L-Dopa pill, the patient loses his rigidity and becomes mobile for some time. After a while, the stiffness returns. He has to 'refuel' to stay mobile, which can be necessary up to eight times a day." Additionally, the efficacy of the drug is dependent on food intake. If a patient, for instance, takes the medication on an empty stomach, the compound reaches the brain very quickly. This not only shortens the efficacy, but the patient also becomes excessively mobile for a while. The result is the so-called dyskinesia, involuntary movements that patients can hardly control. "This is a very unpleasant sensation, because movements are sudden and abrupt," recounts Dr. Götz. "I remember an occasion when I had started to paint. I had been working on a painting for a while, and held my brush in the right hand and the paint container in the left as usual. The color was a dark yellow. Suddenly my left arm went "whoosh" with a sudden motion and the entire painting turned yellow."

In addition to L-Dopa, dopamine replacements, the so-called dopamine agonists, have been used in Parkinson's therapy since the 1970s. They are easily tolerated and have significantly fewer long-term adverse effects than L-Dopa. However, dopamine agonists in tablet form have not been able to address the problem of efficacy fluctuations. It is thought that part of the key to avoiding dyskinesias and efficacy fluctuations is to avoid fluctuations in medication levels by providing smooth round-the-clock dopamine replacement. Parkinson's scientists have therefore been searching for alternatives to guarantee even distribution of dopamine replacement. This led to the development of the Neupro® patch. The self-adhesive patch contains rotigotine, a so-called non-ergolinic dopamine agonist. evenly distributed throughout the patch surface area. Rotigotine is released from the patch, absorbed through the skin into the bloodstream and ultimately reaches the brain. Prof. Oertel describes the benefits of this application from:

"The advantage of the patch is that the compound reaches the brain in uniform doses over 24 hours. This spares the patient the typical peaks and troughs of drug levels in the blood." Dr. Götz can confirm this from his own experience: "The patch is applied in the morning and works all day. This gives you 24 hours of relaxation, exactly what Parkinson's patients are looking for: rest and stability. This has been a great improvement of our lives."

Patch offers relief

The handling of the patch is also designed to meet the needs of patients. Thus, the patch is easy to take out of the package and adhere even for patients with limited movement. It is adhered to the abdomen, upper leg, hip, side, shoulder, and upper arm in a daily rotation. The adhesion of the patch is so good that patients can take showers, go swimming and do any other exercise without concern. The patch has yet another advantage: "As the disease progresses, Parkinson's patients increasingly have trouble swallowing. This makes it harder to take pills," explains Dr. Götz. "Seen from that perspective the patch is also making the life of patients easier."

Dr. Götz has been living with the disease for almost two decades now and continues to enjoy life. Thanks to his medical treatment, he is able to cope with his daily life and can even travel. Two years ago, he met a lady who was also a Parkinson's patient – and fell in love. The two are now living together. He continues to paint in his free time. He also made it a point of finishing the painting that had earlier been disfigured by his disease. "I worked and worked on it until it was finished. I had it on the wall for a long time, because it was symbolic for me: I know I can do it! Parkinson's disease is stubborn, which means the patient has to be persistent as well. If you can do that, you will have many happy years in spite of the disease."

New research – Better solutions for patients

Medicine has made great advances in many fields over the past decades. Today, many types of cancer are curable and there are therapies for numerous neurological conditions such as Parkinson's disease, which allow patients a relatively symptom-free life. That would have been inconceivable 50 years ago. Pharmaceutical companies, with their continuous search for new, improved therapies, play a large role in medical progress.

SCHWARZ PHARMA focuses its research efforts on the field of neurology. The first visible milestones the company achieved in this field included the successful European market launch of the Neupro® patch for the treatment of early stage Parkinson's disease in the spring of 2006. The corresponding approval process is ongoing in the United States, where market launch is expected within the first six months of 2007. Additionally, the European authorities approved Neupro® for combination therapy with levodopa, effective 2007, for the treatment of advanced stage Parkinson's disease. Even after these first successes, the company's development pipeline remains well stocked: The compounds rotigotine (the medication in the Neupro® patch) and lacosamide are under development for a variety of indications.

Projects in late-stage development include drugs for the treatment of advanced stage Parkinson's disease and acute Parkinson's symptoms, Restless Legs Syndrome, epilepsy and neuropathic pain.

A nasal spray formulation of rotigotine is currently under development for the quick relief of acute Parkinson's symptoms. The latest results (Phase II) indicate that the nasal spray is both efficient and safe. The company is currently drafting the future clinical development plan for this product.





A long way:
The development of pharmaceuticals takes many years.

Screening: Research for new mechanisms of action. Chemical structures drafted with computer simulations.
Optimization: Multiple tests to verify suitability for therapy. Only 1% of all screened compounds are registered as patents.
Pre-clinical development: Comprehensive safety tests to rule out adverse effects. Testing of the drug formulation. Development of a manufacturing method.
Clinical Phase I: Tolerability and safety tests with healthy volunteer subjects. Research into the effect on body functions. First tests to determine dosage. Examination of interaction with other drugs.
Clinical Phase II: Efficacy study with 100 to 500 volunteer patients. Determination of therapeutic doses.
Clinical Phase III: Studies involving several thousand volunteer patients to confirm efficacy. Documentation of side effects and tolerability.
Approval: Application for approval filed with the responsible authorities. Review of quality, efficacy, tolerability, drug formaulation, production, package insert, product name and packaging.
Market: It takes about 10 years of development efforts to get a new drug on the market.

Placebo-controlled Phase III studies have confirmed the symptom-improving effect of rotigotine for restless legs syndrome (RLS). Additional data show improved sleep quality for RLS patients who are treated with Neupro®, and a sleep laboratory study objectively demonstrates that patients are able to return to restful sleep. These positive outcomes translate into patient benefit and improved quality of life.

Approval applications for lacosamide, added to existing antiepileptic medications for adults with partial seizures, are nearing completion and are soon to be filed. The results of phase III trials clearly document significant reductions in seizure numbers and good patient tolerability. Of importance, no interactions were found with other antiepileptic drugs. If it can be confirmed that lacosamide not only has a positive impact on symptoms, but also on underlying disease in general, the results could take on a far greater meaning for epilepsy therapy.

In a parallel effort, the company is working to develop lacosamide for treatment of diabetic neuropathic pain, with promising results: Patients taking lacosamide experienced pain relief, in both short-term and long-term trials. Additionally, the safety and tolerability profiles were promising, and lacosamide did not show evidence of interaction with food, other frequently prescribed antidiabetic drugs, or estrogen and gestagen products.

The company expects to file the approval applications for lacosamide in both indications with the responsible European and U.S. authorities after the second quarter of 2007.

SCHWARZ PHARMA also has ongoing lacosamide projects in earlier stages of clinical development for two types of painful conditions: fibromyalgia and osteoarthritis, (also known as degenerative joint disease). Another clinical study will examine the suitability of lacosamide for the prevention of migraines.

Fibromyalgia is a severe, chronic painful condition of the musculature. In addition to generalized pain, patients suffer from symptoms such as fatigue, lack of energy, depression and disrupted sleep. Many patients feel exhausted throughout the day, but yet have trouble getting restful sleep at night. As a consequence, their quality of life is often severely limited.

Approximately 2% of the world's population suffers from fibromyalgia, and the prevelance is rising. Around 80% to 90% of fibromyalgia patients are women, who may be more frequently affected than men due to hormonal or hereditary factors. Scientists are unsure what causes the syndrome and, there is ongoing debate as to whether the pain originates in the central nervous system.



For patients suffering from neuropathic pain, even the slightest touch can be painful.



Painful, disruptive and difficult to treat: Migraines, the most common neurological disorder.

To date, no medication has been approved specifically for this indication. Doctors currently prescribe other analgesics, antidepressants and muscle relaxants to reduce the symptoms. There is great need for an effective and well tolerated long-term therapy. For this purpose, SCHWARZ PHARMA started the first of its planned studies (Phase II) with lacosamide in October. Early results are expected in the first quarter of 2008. There are also plans to study rotigotine for the treatment of fibromyalgia in the first quarter of 2007.

Osteoarthritis is widespread

Osteoarthritis is a chronic, degenerative disorder primarily involving joints of the hip, knee and fingers. The joint cartilage is gradually destroyed, preventing bones from sliding smoothly over each other without friction. The elastic properties of the cartilage are lost resulting in direct transfer of strain to the bones, and eventual bone deformation as a long-term consequence. Patients with osteoarthritis suffer from pain and sometimes are severely limited in their movements. The disease affects some 60 million people worldwide. This number is expected to increase with the aging population's rise in life expectancy. In 2020, osteoarthritis will be among the five most frequent diseases that significantly restrict quality of life. Again, there are no satisfactory drug treatments on the market for this indication. Studies with lacosamide are expected to start in the first quarter of 2007. A greater variety of treatments are necessary to effectively manage this condition.

Migraine headaches are another widespread, painful neurological disorder. They affect one in every ten adults, with women suffering disproportionately more often than men. The predisposition for migraines may be hereditary; however, migraines may also be caused by external factors such as stress, alcohol consumption, dietary tyramine, and fluctuating hormone levels.

In 10–20% of patients, impending migraine attacks are predicted by a phenomenon called an aura. During the aura, patients may experience vision problems, tingling in the arms and other neurological symptoms. The aura is followed by the actual migraine headache, a strong, pulsating pain attack, usually affecting only one side of the head.

The German Migraine and Headaches Society recommends preventative therapy for patients who have three or more migraine attacks a month or who suffer from intolerable pain. Many drugs are available to treat migraine, but so far, there are few drugs on the market indicated for migraine prevention. In the years to come, SCHWARZ PHARMA hopes to develop an effective prophylactic drug, on the basis of lacosamide, that is suitable for long-term treatment.



FINANCIAL YEAR 2006

SCHWARZ PHARMA Group sales in fiscal year 2006 exceeded those of the previous year by reaching €1,000.4 million (+1.0%). The up-front payments from Pfizer for the rights to fesoterodine raised the operating result to €49.5 million (previous year –€17.0). The net result amounted to €12.4 million, compared to –€54.1 million in the previous year. SCHWARZ PHARMA proposes a dividend payout of €0.20 per share for fiscal year 2006.

Sales Development 2006

In fiscal year 2006, SCHWARZ PHARMA Group sales reached €1 billion and were thus slightly up from the previous year (+1.0%). After adjusting for exchange rate effects, sales were up by 1.4%.

USA

US sales rose by 3.9% to €450.3 million; in US dollars, sales grew by 5.1% to $565.4 million.

Generic omeprazole sales rose by 3.9% to €191.4 million ($240.3 million) in fiscal year 2006. Sales of the gastrointestinal drug GlycoLax® (polyethylenglycol) fell by 14.5% to €44.6 million due to several new competitors entering the market. After adjusting for generic products (totaling €253.2 million), the group's US business rose by 5.7% to €197.0 million. The Colyte product line, for gastrointestinal indications, grew by 25.4% to €18.4 million. The orally dissolving tablet Niravam® (alprazolam, €13.5 million), for treating panic disorders, and Parcopa® (carbidopa/levodopa, €6.1 million), for treating Parkinson's disease, achieved considerable growth. By contrast, Univasc® (moexipril) sales declined 5.8% to €26.3 million.

Breakdown of sales by regions



Asia 4%
USA 45%
Europe 29%
(w/o Germany)
Germany
22%

Europe

The group's European affiliates showed a decline in 2006, down 1.9% to a total of €512.6 million.

German sales decreased by 2.2% to €216.1 million, due to further government-mandated price reductions effective July 1. This led to sales declines particularly of the gastrointestinal drug Rifun® (pantoprazole), down 23.4% to €39.9 million, and the cardiovascular drug Isoket® (isosorbiddinitrate), down 21.5% to €9.1 million. Despite this difficult market environment, sales of the anti-asthmatic drug Atmadisc® (fluticasone/salmeterol) and Provas® (Valsartan) for treating high blood pressure increased by 6.2% to €47.1 million and by 5.9% to €37.3 million, respectively. SCHWARZ PHARMA successfully launched Neupro® (rotigotine transdermal patch) for treating Parkinson's disease in Germany in March 2006. In 2006, sales already reached €7.2 million, significantly exceeding the company's expectations. In December 2006, SCHWARZ PHARMA and Otsuka Pharmaceuticals Europe signed an agreement on joint distribution of Pletal® (cilostazol) in Germany. Pletal® is an oral treatment drug for stage III peripheral arterial occlusive disease that has proved to be of benefit in the USA, Japan, the UK and Ireland.

In the other European markets, SCHWARZ PHARMA's affiliates showed an overall decline in sales of 1.6% to €296.4 million. In many Western European countries, with the exception of France, business was negatively affected by government-mandated price reductions and competition from generics, while sales in the Eastern European regions saw an increase. Italian sales decreased significantly due to a product disposal in 2005.

In preparation for the market launch of its pipeline products, SCHWARZ PHARMA is represented by its own distribution affiliates in Austria, Switzerland, Scandinavia, the Benelux countries, and by representative agencies in Southeast Europe. These countries (grouped together in "Rest of Europe") significantly increased their sales in fiscal year 2006 (+23.8%). This reconfiguration led to a reduction in licensing business of 8.8%. SCHWARZ PHARMA has already launched Neupro® for treating Parkinson's disease in the UK, Austria, Denmark, Ireland, Norway, Switzerland, Sweden, Greece, Spain (January 2007) and Finland (February 2007). Other European countries will follow in 2007.

Sales Development in Europe (excl. Germany)

in € million	Jan.–Dec. 2006	Change in %	Adjusted* in %
License business	42.2	−8.8	
France	59.0	2.4	
Italy	47.9	−9.5	
Commonwealth of Independent States (CIS)	33.7	9.8	
Spain	27.4	−13.3	
UK/Ireland	24.5	−13.8	−14.1
Poland	27.9	10.1	7.0
Production business with third parties	16.5	14.2	
Rest of Europe	17.3	23.8	

* exchange rate effects

Asia

The sales of SCHWARZ PHARMA's Asian affiliates increased by 7.3% to €37.5 million; after adjusting for exchange rate effects, sales rose by 6.3%. The cardiovascular product Isoket® (isosorbiddinitrate) was the top performing drug in these markets.

Sales breakdown by indications


Urology 3%
Others 15%
Gastro-
Intestinal 34%
Central
Nervous System 7%
Cardiovascular 41%

Earnings Development 2006

SCHWARZ PHARMA achieved gross earnings of €674.6 million in 2006, marking a year-over-year increase of +0.3%. The gross margin decreased from 67.9% to 67.4% due to temporary negative effects arising from the restructuring of the Irish production site. The Irish site is under restructuring to produce the new drugs stemming from the development pipeline. Selling, general and administrative expenses rose significantly by 24.9% to €507.7 million. This was mainly due to significantly increased personnel expenses. The reasons were the enlargement of the CNS sales forces in the US and the launch activities for Neupro. The special bonus paid to employees also had an increasing effect in this respect. Costs were also incurred in connection with the acquisition of SCHWARZ PHARMA by the Belgian Biopharma group UCB, and the bonus payment for the employees. Furthermore consulting services have been made use of to a wider extent.

R&D costs fell by 16.9% to €215.1 million since the previous year's payments (€63.3 million) for the remaining rotigotine rights from Aderis Pharmaceuticals Inc. were not repeated in 2006. Further details on the progress made in development projects can be found on page 12 of this report. Amortization of intangible assets amounted to €26.3 million, remaining constant with last year's level (€26.5 million). For


5
6
7

some products, the impairment test led to an impairment loss under IAS 36 totaling to €12.6 million.

Other income in 2006 came to €136.5 million (2005: €8.2 million). This significant increase is due to milestone payments and up-front payments from Pfizer for fesoterodine rights (€94.2 million) and receipt of the bonus payment from the Schwarz family (€42 million). The Schwarz-Schütte family and the Schwarz family paid a sum of money which was included in the respective salary statements in December 2006 as an expression of gratitude for the work performed by all SCHWARZ PHARMA Group employees in the past.

The operating result in the past fiscal year thus came to €49.5 million against a loss of €17.0 million in the previous year.

The financial result rose to €5.8 million after –€1.1 million in the previous year due to the low use of debt and the company's successful liquidity management. Income from investments fell from €0.6 million to –€8.7 million due to write-off of an investment in a development partner.

The pre-tax result amounted to €46.6 million compared to –€17.5 million in fiscal year 2005. The group's income tax expense came to €33.5 million, down from €36.0 million. The tax rate of 71.9% is mainly due to the fact that a high proportion of profits were made in countries subject to high rates of taxation whereas losses, particularly research and development costs, were largely incurred in countries with comparatively low tax rates. In contrast, a change in German tax law led to recognition of a corporation tax credit of €23.1 million. This account will be payable to SCHWARZ PHARMA pursuant to a claim the company is still eligible for under the old corporation tax credit system.

SCHWARZ PHARMA hence achieved a net result of €12.4 million in fiscal year 2006 against a loss of €54.1 million in the previous year. This corresponds to earnings per share of €0.26 compared to –€1.17 per share in 2005.

The average number of shares outstanding in fiscal year 2006 was 47.4 million, with 48.8 million shares outstanding on the reporting date (up 2.7% and 5.1% respectively). This increase stems from exercised executive stock options, mainly as a result of the majority stake acquisition (change of control) by UCB.

Financial Situation

The positive change in the net result was a key factor contributing to an increased cash generated from operations, amounting to €105.8 million (2005: €67.0 million).

Cash outflows for investments totaled to €66.7 million compared to €27.2 million in 2005. The majority of investments, totaling to €54.1 million, were made in tangible assets, primarily for expanding the company's fine chemistry production in Shannon/Ireland. Net investments in intangible assets and financial assets amounted to€12.6 million.

Net cash generated by financing activities came to €49.0 million compared to cash outflows of €39.6 million in the same period of the previous year. The cash inflows came from the exercise of executive stock option rights (€68.6 million), with cash outflows primarily stemming from loan repayments (€9.9 million) and the dividend payout (€9.3 million). Shareholders' equity rose 4.6% to €565.2 million as a result of the exercise of executive stock option rights. The equity ratio of 52.5 % was below the level as per 31 December 2005 (57.4%), due to the balance sheet extension by 14.3%. Short-term debt was almost unchanged at €10.5 million whereas long-term debt fell from €12.8 million to €2.4 million. Cash and cash equivalents increased year-over-year by 34.5% to €277.1 million. The total net cash position came to €264.1 million as per 31 December 2006.

Investments (€ million)

	2005	**2006**
Intangible Assets	7.8	**12.9**
Property, plant and equipment	29.1	**54.1**
Investments in markable securities	0.3	**2.7**

Net cash increases to €264.1 million



2006
264
2005
183
2004
121

Employees

The number of employees working in the SCHWARZ PHARMA Group worldwide came to 4,327 at the reporting date, marking an increase of 3.8% over 31 December 2005. Recruitment was mainly concentrated on the sales force and R&D.

by sector

	2005	2006
Marketing & Sales	46%	45%
Production	23%	23%
Service	15%	15%
Search & Development	16%	17%

by region

	2005	2006
Germany	41%	43%
Europe	25%	22%
USA	25%	24%
Asia	9%	11%



INDEPENDENT AUDITOR'S REPORT

The following auditor's report was issued on the complete consolidated financial statements of SCHWARZ PHARMA AG – established in EURO – which will be published in the Bundesanzeiger and deposited with the Handelsregister (Comercial Register) of the Amtsgericht (Local Court) of Duesseldorf. These statements are available on the Internet: www.schwarzpharma.com (German version prevails).

We have issued the following opinion on the consolidated financial statements and the Group management report:

"We have audited the consolidated financial statements prepared by Schwarz Pharma AG, Monheim, comprising the balance sheet, the income statement, cash flow statement, statement of changes in equity and the notes to the consolidated financial statements, together with the Group management report for the fiscal year from 1 January to 31 December 2006. The preparation of the consolidated financial statements and the Group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB ["Handelsgesetzbuch": "German Commercial Code"] are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the Group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with Sec. 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the Group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the Group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the Group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The Group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development."

Düsseldorf, 9 February 2007

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Beyer	Achenbach
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

CONSOLIDATED BALANCE SHEET

SCHWARZ PHARMA AG and Affiliates
December 31 (€ '000s)

Assets	Notes	31/12/2006	31/12/2005
Current assets			
Cash and cash equivalents	3; 26	**277,084**	206,009
Trade receivables	3; 13	**192,177**	161,377
Inventories	3; 14	**96,872**	87,270
Other receivables and assets	3; 15	**46,545**	27,206
Total current assets		**612,678**	**481,862**
Non-current assets			
Property, plant and equipment	3; 16	**180,713**	164,309
Intangible assets	3; 17	**148,078**	181,533
Investments accounted for using the equity method	3; 18	**0**	128
Investments and other assets	3; 18	**37,408**	20,405
Total non-current assets		**366,199**	**366,375**
Deferred tax assets	19	**96,805**	92,822
Total assets		**1,075,682**	**941,059**
Liabilities and shareholders' equity			
Current liabilities			
Short-term debt		**13**	13
Current portion of long-term debt	22	**10,530**	9,935
Trade payables	3; 13	**60,613**	68,202
Other current liabilities	3; 13; 23	**80,882**	23,103
Current provisions	3; 13; 24	**274,646**	200,638
Total current liabilities		**426,684**	**301,891**
Non-current liabilities			
Long-term debt	22	**2,405**	12,803
Employee benefits	21; 3	**24,139**	23,437
Other non-current liabilities	23	**4,290**	7,310
Non-current provisions	24; 3	**52,915**	55,202
Total non-current liabilities		**83,749**	**98,752**
Shareholders' equity	25		
Common stock		**64,010**	60,926
Capital reserves		**245,681**	176,447
Net income and retained earnings		**313,078**	309,997
Treasury stock		**(8,098)**	(7,534)
Minority interests		**2,155**	1,441
Other comprehensive income (loss)		**(51,577)**	(861)
Total shareholders' equity		**565,249**	**540,416**
Total liabilities and shareholders' equity		**1,075,682**	**941,059**

CONSOLIDATED INCOME STATEMENT

SCHWARZ PHARMA AG and Affiliates
For the fiscal year 1 January to 31 December (€ '000s)

	Notes	2006	2005
Net sales	3	**1,000,375**	990,572
Cost of goods sold	3	**325,781**	317,938
Gross profit on sales		**674,594**	**672,634**
Selling and marketing expenses	3	**329,001**	298,062
General and administrative expenses	3	**178,651**	108,247
Research and development expenses	3	**215,057**	258,931
Amortization of intangible assets		**26,256**	26,476
Impairment of assets pursuant to IAS 36	3; 7	**12,617**	6,060
Other income/expenses	8	**136,489**	8,184
Operating result		**49,501**	**(16,958)**
Interest result	3; 9	**5,789**	(1,131)
Income from investments accounted for using the equity method	10	**9**	585
Other income from investments	10	**(8,687)**	49
Pre-tax result		**46,612**	**(17,455)**
Taxes on income	3; 11	**33,533**	36,002
Net loss for the year		**13,079**	**(53,457)**
Minority interests		**714**	626
Consolidated net profit/loss		**12,365**	**(54,083)**
Earnings per share (EPS) in €	12		
EPS "basic" (€)		**0.26**	(1.17)
EPS "diluted" (€)		**0.26**	(1.14)

CONSOLIDATED CASH FLOW STATEMENT

SCHWARZ PHARMA AG and Affiliates
(€ '000s)

Cash flows from operating activities	Notes	2006	2005
Net result		**12,365**	(54,083)
Adjustments to reconcile net result to net cash generated from operations:			
Depreciation and amortization		**47,091**	49,807
Impairment of assets pursuant to IAS 36		**12,617**	6,060
Depreciation on securities		**8,617**	0
Loss (Gain) on the sale of tangible and intangible assets		**9,042**	(7,805)
Loss (Gain) on the sale of long-term investments and marketable securities		**0**	7,452
Repayments of capital by affiliates accounted for using the equity method		**128**	609
Change in other items:			
Deferred taxes		**(5,712)**	(30,261)
Trade receivables		**(39,902)**	(7,373)
Inventories		**(13,334)**	1,259
Other assets		**(68,307)**	80,655
Trade payables		**(5,694)**	18,475
Tax provisions		**91,024**	30,355
Employee benefits		**704**	508
Other provisions and liabilities		**57,180**	(28,702)
Net cash inflow (outflow) from operations	26	**105,819**	**66,956**

Cash flows from investment activities			
Purchases of property, plant and equipment (PPE)		**(54,126)**	(29,100)
Acquisition of businesses and intangible assets, net of cash		**(12,904)**	(7,835)
Proceeds from sale of PPE and intangible assets		**3,021**	10,079
Purchases of investments and marketable securities		**(2,695)**	(335)
Net cash inflow (outflow) from investment activities		**(66,704)**	**(27,191)**

Cash flows from financing activities			
Net change in short-term debt		**0**	(80)
Proceeds from long-term debt		**94**	251
Repayments of long-term debt		**(9,898)**	(41,041)
Change in treasury stock		**(564)**	153
Increase of common stock and capital reserves		**68,604**	10,316
Dividend payout		**(9,284)**	(9,172)
Net cash inflow (outflow) from financing activities		**48,952**	**(39,573)**
Effects of exchange rate changes on cash and cash equivalents		**(16,992)**	21,393
Change in cash and cash equivalents		**71,075**	**21,585**
Cash and cash equivalents at beginning of year		**206,009**	184,424
Cash and cash equivalents at end of year	3; 7; 26	**277,084**	**206,009**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

SCHWARZ PHARMA AG and Affiliates

€ ('000s)	No. of shares outstanding (in '000s)	Paid-up capital: Common stock	Paid-up capital: Capital reserves	Earned capital: Other comprehensive income (loss)	Earned capital: Retained earnings	Treasury stock	Minority interests	Total equity
Balance as per 1/1/2005	**45,863**	**60,235**	**163,425**	**(61,829)**	**373,252**	**(7,687)**	**815**	**528,211**
Currency translation differences				60,968				60,968
Other comprehensive income (loss)								**60,968**
Net loss					(54,083)		626	(53,457)
Dividend payouts					(9,172)			(9,172)
(Purchase)/Disposal of treasury stock	9		280			153		433
Expenses exec. stock option programs			3,397					3,397
Issuance of common stock	532	691	9,345					10,036
Balance as per 31/12/2005	**46,404**	**60,926**	**176,447**	**(861)**	**309,997**	**(7,534)**	**1,441**	**540,416**
Currency translation differences				(51,897)				(51,897)
Cash flow hedge				1,181				1,181
Other comprehensive income (loss)								**(50,716)**
Net income					12,365		714	13,079
Dividend payouts					(9,284)			(9,284)
(Purchase)/Disposal of treasury stock	(1)		429			(564)		(135)
Expenses exec. stock option programs			3,714					3,714
Issuance of common stock	2,373	3,084	65,091					68,175
Balance as per 31/12/2006	**48,776**	**64,010**	**245,681**	**(51,577)**	**313,078**	**(8,098)**	**2,155**	**565,249**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2006

(figures shown in € '000s unless otherwise stated)

GENERAL COMMENTS

1. Overview of Business Activities

The SCHWARZ PHARMA Group is a multinational pharmaceutical enterprise supplying a broad and diversified range of pharmaceutical products and services, with activities in research, development, marketing approval, manufacturing, and marketing. As a specialist for specific indications, SCHWARZ PHARMA is particularly engaged in developing and marketing new drug therapies and innovative products. The main focus is on the treatment of cardiovascular diseases, disorders of the central nervous system and of the gastrointestinal tract, and urological disorders. The group's products are mostly prescription-only medications and are mainly distributed by pharmaceutical wholesalers. SCHWARZ PHARMA's research activities are chiefly concentrated in two of its group companies, one in Germany and one in the USA, while its production sites are located in the USA, Ireland, Germany, and Poland. It also operates a China-based joint-venture production company in Zhuhai. The group's distributors are spread out throughout the USA, Europe, and Asia.

2. First-Time Adoption of IAS/IFRS in 2005

SCHWARZ PHARMA AG is an incorporated company listed on the German stock exchange (M-DAX). Correspondingly, effective January 1, 2005, the SCHWARZ PHARMA Group is obliged to prepare both its interim reports as well as its annual financial statements in line with the IASB guidelines, as provided for by the EU "Concerning the application of international accounting standards".

The SCHWARZ PHARMA Group previously conducted its accounting according to the rules of the Financial Standards Accounting Board (FASB) in the USA and pursuant to the United States Generally Accepted Accounting Principles (US GAAP). Preparations for the changeover from US GAAP to IAS/IFRS began as early as 2003. The opening balance sheet was prepared as per January 1, 2004. To satisfy all reporting requirements, parallel US GAAP and IAS/IFRS accounting was conducted for fiscal year 2004.

3. Significant Accounting Policies

General principles – The 2006 consolidated financial statements of SCHWARZ PHARMA AG and its affiliates (subsequently referred to as "SCHWARZ PHARMA", "the Group", or "the Company") have been prepared in compliance with accounting regulations binding within the European Union, the International Financial Reporting Standards (IFRS) and the International Accounting Standards (IAS), and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC). The consolidated financial statements show a true and fair view of the assets, financial position, and earnings situation of the SCHWARZ PHARMA Group. The current consolidated financial statements of the SCHWARZ PHARMA Group meet the requirements of Section 315a of the German Commercial Code (HGB) in conjunction with Art. 4 of Regulation (EC) No. 1606/2002 of the European Parliament and Council, dated July 19, 2002, concerning the application of international accounting standards. Accordingly, an entity is not obligated to prepare consolidated financial statements under German law provided its consolidated financial statements are prepared in compliance with accepted international accounting standards.

Consolidation

Consolidated companies – The consolidated financial statements include SCHWARZ PHARMA AG and all key affiliates in which SCHWARZ PHARMA AG has a direct or indirect majority shareholding, giving it control within the meaning of IAS 27.13. The consolidated financial statements for 2006 include 9 (2005: 9) German and 36 (2005: 33) foreign companies. 10 affiliates (2005: 10) whose contribution to the assets, financial, and earnings situation of the group was of minor significance (sales volume below 1% of group sales) were not included in the consolidation. The individual financial statements of all companies included in the consolidated financial statements had the same closing date as the consolidated financial statements. A list of all SCHWARZ PHARMA Group companies is to be found in Attachment 7. Pursuant to Section 313 (4) of the German Commercial Code (HGB), a schedule of all shareholdings owned by the SCHWARZ PHARMA Group has been deposited with the Local Court (Amtsgericht) of Düsseldorf under the reference number HRB 45462.

In the year under review, the companies included in consolidation changed as follows:

Additions

SCHWARZ PHARMA B.V., Amersfoort, Netherlands
SCHWARZ PHARMA M.E.P.E., Neo Psychiko, Greece
SCHWARZ PHARMA LDA., Lisbon, Portugal

These companies were founded within the scope of the Group's continued European expansion at various times in reporting year 2006. They will push forward the marketing of products from the SCHWARZ PHARMA pipeline – initially and particularly after successful marketing approval of Neupro® – thereby considerably strengthening the group's existing business in Europe.

Other changes

Cepa SCHWARZ PHARMA S.L., Madrid, Spain

The affiliate was merged into its parent company SCHWARZ PHARMA S.L., Barcelona, within the course of the reporting year.

BSP Pharma Project AB, Trangsund, Sweden

In February 2006, SCHWARZ PHARMA AG acquired a 100% stake in BSP Pharma Project AB. Within the course of the fiscal year, all shares in BSP Pharma Project AB were transferred to SCHWARZ PHARMA AB, Stockholm/Sweden. Effective as of November 21, 2006, BSP Pharma Project AB was merged into SCHWARZ PHARMA AB.

The following German affiliates, having the legal form of a stock corporation or commercial partnership as defined in Section 264a of the German Commercial Code (HGB), met the conditions required under Section 264 (3) and Section 264b of the German Commercial Code (HGB) for invoking the exemption rule and have therefore dispensed with disclosing their financial statements for the year.

Schwarz Pharma Produktions-GmbH
Schwarz BioSciences GmbH
Schwarz Pharma Deutschland GmbH
Schwarz & Co. Industriegebäudegesellschaft Zwickau beschränkt haftende OHG

Principles of consolidation – SCHWARZ PHARMA uses the purchase method of accounting to consolidate all its affiliates. This means that the acquisition values of shares in its affiliates are set off against the present values of assets acquired and liabilities assumed. A residual positive difference is capitalized as goodwill. All significant transactions from intercompany transfers of goods and services (receivables and payables, income and expenses) are eliminated. Investments in corporate joint ventures in which the group has a 50% stake are accounted for using the equity method.

Currency translation – the consolidated financial statements of SCHWARZ PHARMA AG are prepared in Euros (€). Assets and liabilities of the Group's foreign affiliates are translated into Euros according to the concept of functional currency under IAS 21. The functional currency is defined as the currency in which a foreign company primarily generates and expends cash. Since the functional currency of all companies in the Group is their respective national currency, the statements of all foreign affiliates outside the European Monetary Union are translated as follows:

- assets and liabilities at the respective spot rate valid on the balance sheet date
- income and expenses at the respective annual average exchange rate
- currency translation differences and the differential amount between spot rate and annual average exchange rate resulting from year-on-year exchange rate changes are posted as a separate item in Shareholders' equity.

Exchange rate gains and losses from business transactions in a currency other than the respective local currency are recognized in income and posted in Other operating income/expenses in the consolidated income statement (2006: €6.6m; 2005: –€2.6m).

The key exchange rates for the SCHWARZ PHARMA Group changed as follows against the euro:

Foreign currency/€		Spot rate 2006	Spot rate 2005	Annual average exchange rate 2006	Annual average exchange rate 2005
USA	USD	1.32	1.18	1.26	1.24
Switzerland	CHF	1.61	1.56	1.57	1.55
United Kingdom	GBP	0.67	0.69	0.68	0.68
Poland	PLZ	3.83	3.86	3.90	4.02

Consolidated income statement

Recognition of sales and other revenue – Sales are always recognized at the time finished goods are delivered or services are rendered to third parties, together with the corresponding transfer of risks and ownership. Provisions relating to customer discounts, rebates, price reductions, or returns are booked as a deduction from sales when the sales are recorded. They are calculated using historic data and according to the respective specific agreements. If accounts receivable from the sale of products or the rendering of services are likely to be irrecoverable, the company makes a corresponding negative adjustment to net income.

Some group companies receive third-party payments for granting license rights to projects or products. Vice versa the respective company also makes corresponding payments. Project-related milestone payments received on the basis of product development cooperation agreements are recognized in income in keeping with project progress and contractual agreements since these payments usually represent the settlement of past development costs.

Milestone payments and other upfront payments – Milestone payments, and other upfront payments made by Group companies are expensed to research and development costs, unless there are corresponding probable future economic benefits for the Group. In this case the payments rendered are capitalized as development costs in intangible assets and amortized over the expected useful life of the corresponding product right. Payments received and rendered between Group companies are eliminated in the consolidated income statement.

Cost of goods sold – This item covers the production costs of the goods and the cost of merchandise sold. The production costs of the goods sold include directly allocatable costs such as costs for material, personnel expenses, and energy costs, as well as proportional production overheads (including depreciation), of goods and services supplied to customers.

Selling and marketing costs – This cost item includes all sales organization costs, distribution costs, market research costs, corporate marketing costs, sales force costs, and advertising costs. Advertising costs – analogous to all other selling and marketing costs – are expensed in the period in which the campaigns are run.

General and administrative expenses – This item includes all personnel expenses and cost of materials for running the Group, including Corporate Communication, Finance/Controlling, Human Resources, Purchasing, the legal department, and the IT department. Write-offs of irrecoverable or insubstantial debts are also posted to this item.

Research and development – Research and development costs are incurred in carrying out scheduled research and development projects aimed at acquiring new knowledge so as to develop innovative products and processes or decisively enhance existing ones. This is usually achieved by intensively reviewing all available alternatives. Pursuant to IAS 38, research costs are always expensed at the time of their occurrence.

The item "Research and development costs" comprises personnel costs for research and development activities, directly allocatable variable and fixed overheads, clinical trials and corresponding production costs, payments rendered for research and development agreements, and the costs of all bought-in services.

Development costs are only capitalized in intangible assets where there are probable future economic benefits for the Group. Since, in developing pharmaceutical products, this is not sufficiently certain until marketing approval has been issued by the authorities, all development costs are also immediately expensed. This mainly also applies analogously to research and development services purchased from third parties.

Interest result – Borrowing costs are expensed at the time of their occurrence using the benchmark method.

Taxes on income – Current income taxes are determined on the basis of the individual taxable earnings of the group companies.

In addition, pursuant to IAS 12 (as amended in 2000), deferred income taxes are accounted for using the balance sheet liability method. Accordingly, deferred tax assets and liabilities are recognized for taxable temporary differences arising between the respective fiscal values and the carrying values under IAS/IFRS where it is probable that these temporary differences will reverse in the foreseeable future. Deferred tax assets are also recognized for tax loss carryforwards to the extent that it is probable that future taxable profit will be available against which these tax loss carryforwards can be offset. It was presumed that the undistributed profits of all Group affiliates would be permanently reinvested in their operations. Accordingly, no deferred taxes were recognized for additional income taxes that might result from the distribution of such profits.

Deferred tax assets and liabilities are offset against each other in as far as the Company has a right to offset actual tax refund claims against tax liabilities and when the deferred tax assets or liabilities relate to income taxes levied by the same taxation authority on the same taxable entity (i.e. legal entity or fiscal unity of several companies). Deferred tax assets and liabilities are calculated using the tax rates valid on the balance sheet date. The effects of tax rate changes on deferred taxes are recognized as soon as the entry into force of the legal amendment can be reliably foreseen.

Government grants – In fiscal year 2006, the Group received taxable investment grants amounting to €0.5m (2005: €0.6m) for the acquisition of certain long-lived assets and tax-exempt investment subsidies amounting to €0.0m (2005: €0.5m). These grants and subsidies are booked as deferred income items.

Restructuring expenses – Restructuring costs are expensed to the operating result of the period in which the Company's management undertakes to carry out a restructuring measure and whose costs can be estimated with sufficient reliability. Created and released restructuring provisions are allocated to the corresponding functional area.

Consolidated balance sheet

Cash and cash equivalents – The Company considers all liquid assets with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash at bank and in hand, fixed-term deposits, and bearer bonds. These are posted at nominal value or at acquisition cost, approximating their current value or fair value on the respective key dates. This definition is used analogously in the consolidated cash flow statement.

Trade receivables – Receivables are posted at their nominal value, which corresponds to their fair value. Value adjustments for possible credit risks are made if there are objective indications that the amount due will not be paid.

Inventories – Pursuant to IAS 2, inventories include those held for sale in the ordinary course of business (finished goods and merchandise), those in the process of production for such sale (unfinished goods), or those in the form of materials or supplies to be consumed in the production process or in the rendering of services (raw materials and supplies). Inventories are measured at the lower of cost (calculated on the basis of the weighted average method) and net realizable value, i.e. the sales revenue achievable in the ordinary course of business net of estimated production and selling costs. The production costs include material costs, personnel expenses, and allocatable production overheads. Financing costs are not included in the production costs. As regards depreciation due to obsolete or slow-selling stockpiles, SCHWARZ PHARMA creates sufficient reductions based on reasonable estimates and forecasts.

Other receivables and assets – This balance sheet item covers derivative financial instruments posted at fair market value, receivables from affiliated and non-consolidated participations, receivables from employees, VAT refund claims and other tax refund claims, payments on account, accruals and deferrals, and other matters. Other receivables and assets are posted at their nominal value or fair value.

Property, plant and equipment – Tangible assets are measured at acquisition or production cost and, with the exception of real estate, are depreciated on a straight-line basis. The production costs of self-generated assets comprise both the direct costs and appropriate portions of required material and production overheads.

The estimated useful lives of tangible assets are as follows:

	Years
Buildings	20 to 40
Plant and machinery	3 to 15
Other equipment, furniture and fixtures	5 to 10
Finance leased assets	2

Expenses incurred for measures extending the expected useful life of assets are capitalized. By contrast, maintenance and repairs are expensed as incurred. Financing costs are not capitalized. Fully depreciated tangible assets continue to be recorded at acquisition/production cost and accumulated depreciation until the assets in question are retired. The results of fixed asset disposals (asset disposal proceeds net of residual book values) are posted in the income statement in Other operating income/expenses. Depreciation of fixed assets is allocated to the respective functional area.

Leasing – Leased assets fulfilling the criteria for finance leasing are capitalized in the consolidated balance sheet, either at their fair value or at the lower present value of the minimum leasing payments, and are depreciated according to the above-mentioned principles. Lease liabilities, after deduction of the financing costs, are posted to "Other liabilities".

Leased assets which do not meet the finance lease criteria are allocated to "Operating lease". The operating lease payments are expensed to the consolidated income statement at a steady rate over the lease term.

IFRIC 4 provides concrete criteria for determining whether certain contractual arrangements contain a lease and has been used by the SCHWARZ PHARMA Group since fiscal year 2006. No contractual arrangements containing a lease were identified which were not already treated as such pursuant to IAS 17.

Intangible assets – Intangible assets include goodwill, patents, trademarks, software, and other assets. Intangible assets, exclusive of goodwill, are accounted for pursuant to IAS 38 (as amended in 2004) where the intangible asset can be identified, where it is probable that the company will derive a future economic benefit from the asset, and where the costs of the intangible asset can be reliably measured.

Intangible assets with a definite useful life are recorded at acquisition cost net of accumulated amortization. They are depreciated on a straight-line basis over the shorter of either contractual life or estimated useful life, usually over a time of between 5 to 15 years. The estimated economic life of a product right is based upon a product's readiness for marketing and the estimated time over which the respective product will be of economic use. Intangible assets with an indefinite useful life are not amortized on a scheduled basis and are instead subjected to an annual impairment test.

The differential amounts between the respective acquisition costs of investments and the respective fair values of the acquired individual assets are capitalized as goodwill. According to IFRS 3, goodwill is not subject to regular amortization. Annual impairment tests are performed, unless earlier events or circumstances indicate that the fair value of the asset has fallen below its carrying amount (i.e. book value). This does not affect hidden reserves realized on making acquisitions, which continue to be subject to regular amortization.

Impairment of tangible and intangible assets – The company tests all goodwill and intangible assets not subject to regular amortization for impairment on an annual basis, regardless of whether there are concrete indications of an impairment. For the purpose of conducting the goodwill impairment test, goodwill is respectively allocated to the cash-generating units benefiting from the goodwill. In keeping with the definition of a cash-generating unit, the SCHWARZ PHARMA Group segments described in the segment reporting are used as cash-generating units. In addition, intangible assets with a definite useful life and tangible assets are always tested for impairment if there are indications of a possible impairment of the asset.

Pursuant to IAS 36.8 "Impairment of assets", an impairment loss is to be recorded where an asset's carrying amount exceeds its recoverable amount. This is the case where an asset's carrying amount is greater than its fair value. The fair value is the higher of net realizable value or the total amount of discounted cash flows expected from the asset in future (value in use). As a first step, the goodwill of the cash-generating unit in question is amortized by the above-determined impairment amount. Any remaining residual depreciation amount is proportionally allocated to the other assets of the respective segment on the basis of the residual book values on the closing key date of each asset. The reduction of the asset's carrying value to its net realizable value or value in use is posted as an impairment loss on a separate line in the consolidated income statement under "Impairment of assets pursuant to IAS 36". In reporting year 2006, an impairment loss pursuant to IAS 36 was recognized in the amount of €12.6m, whereas an impairment loss of €6.1m was recorded in 2005.

The value in use is based on discounted cash flow statements which are in turn based on the current, longer-term forecasts (10-year plan) and past experience made by the company. The growth rate used to extrapolate cash flow forecasts beyond the 10-year period is – depending on market assessment – in the region of a single-digit percentage. The used diccounting factor usually amounts to 9%.

If the reasons that previously led to an impairment loss no longer exist, the matter is reviewed to see whether a reversal of the impairment loss is required. Such reversals of impairment losses are accounted for in the line "Impairment of assets pursuant to IAS 36" in the consolidated income statement. No reversals of impairment losses occurred in fiscal years 2005 and 2006.

Investment property – Land and buildings held to generate rental income are carried at amortized cost and depreciated on a straight-line basis over their estimated useful lives. The underlying useful lives correspond to those of self-used tangible assets. Given the insignificant amount of investment property, it is not separately posted on the face of the balance sheet.

Investments accounted for using the equity method – Investments in joint ventures in which the company has a 50% stake are accounted for using the equity method and recorded at acquisition cost plus/minus the company's due share of retained and distributed profits or losses.

Financial instruments – Pursuant to IAS 39 (as amended in 2000), the company reports all its financial assets (investments, trade receivables, cash and cash equivalents), financial liabilities (liabilities due to banks and trade payables), and derivative financial instruments as assets or liabilities in the balance sheet. All its financial instruments are carried at fair value, with the exception of its long-term debt. For the notes to the financial statements, the fair value of long-term debt is determined on the basis of future discounted cash flows, allowing for current debt interest rates, exchange rates, and residual maturities. IFRS 7 comprises the disclosure obligations regarding the significance of financial instruments for the financial position and earning power of the company, replacing the disclosure requirements under IAS 32 as of fiscal year 2007. The fair value of certain financial instruments must be reported, where such values can be practicably determined. The fair value of a financial instrument is the value at which the financial instrument in question can be traded between two parties dealing at arm's length who are willing to sell/buy the instrument, provided it is not a compulsory sale or liquidation sale. The fair value is to be determined in keeping with reasonable commercial practices. Consequently the values which SCHWARZ PHARMA might realize in a market transaction or which it actually realizes upon maturity or exercisability will not necessarily correspond to the above-determined fair values.

Financial investments – SCHWARZ PHARMA regards all on-balance-sheet securities among its financial investments as available-for-sale securities.

Its long-term available-for-sale investments are marketable equity securities carried at fair value. Net unrealized gains and losses on available-for-sale investments – net of respectively deferred income taxes – are reported separately in shareholders' equity. On realization through disposal or in the event of a non-temporary drop in fair value below acquisition cost, fair value changes are recognized in income.

Moreover, non-current investments in the form of nonmarketable equity securities are recorded at amortized cost. The company classifies financial assets as "non-current" where such investments are not intended for sale within the next 12 months.

Insofar as there are objective, material indications of impairment, the asset in question is tested for impairment and a positive determination is accounted for as an impairment loss. In so doing, the asset's carrying value is checked to see whether it exceeds its fair value or the present value of expected future cash flows, discounted using an appropriate discounting factor. Should this be the case, the difference is recorded as an impairment loss. Should the reasons for impairment become invalid, a corresponding reversal of the impairment loss – which is not permitted to exceed the carrying amount – is made. No reversals of impairment losses were made regarding the company's financial assets in 2005 or in the year under review.

SCHWARZ PHARMA has so far made no use of the possibility of recognizing financial assets at fair value through profit or loss when posting financial assets for the first time.

Derivative financial instruments – To hedge its exchange rate risk, the group has concluded diversely structured forward exchange/forward currency option contracts as currency-hedging instruments for certain purchasing/selling commitments and certain pending or anticipated business transactions denominated in foreign currency. Interest rate derivatives (swaps, caps) are used to provide an attractive long-term interest rate hedge for existing and prospective borrowings.

Derivative financial instruments for speculation purposes are neither held nor issued.

Derivative financial instruments – as is the case for all financial instruments – are recognized at fair value when recognized for the first time. These fair values also have a bearing on subsequent measurement. The fair value of traded derivative financial instruments corresponds to their market value. This value may be positive or negative. If no market values are available, the fair values must be calculated using recognized financial mathematical models.

SCHWARZ PHARMA applies hedging rules pursuant to IAS 39 (Hedge Acounting) to the hedging of balance sheet items and future cash flows. This reduces volatilities in the income statement. For a hedging instrument to be recognized as a hedging transaction within the scope of hedge accounting, the hedging instrument and the underlying transaction must meet a number of stringent requirements in terms of documentation, probability of occurrence, effectiveness and reliable measurement. If these requirements are not met, the hedging instrument does not qualify for hedge accounting. The use of hedge accounting pursuant to IAS 39 means that all profits and losses related to the hedging instrument from its recognition at fair value continue to be recorded in shareholders' equity until the expected transaction is made.

These stringent requirements are met in the case of certain expected milestone payments arising from the fesoterodine license agreement with Pfizer. SCHWARZ PHARMA has hedged these cash flows using futures exchange contracts.

Since the remaining forward exchange/foreign currency option contracts and interest rate derivatives do not meet the said stringent criteria, they do not qualify for hedge accounting. In this case, pursuant to IAS 39, the option premiums paid for/received from the derivatives are recognized as other assets/liabilities at amortized cost as per the respective settlement date and subsequently recorded at fair value. The measurement of financial derivatives is carried out at fair value based on the current interest/exchange rates (including forward rates) and the current volatilities. Gains and losses from value fluctuations are immediately recognized in Other operating income/expenses.

Enacted on December 9, 2004, the German Act on the Introduction of International Accounting Standards and on the Protection of the Quality of Audits (Accounting Law Reform Act) (Gesetz zur Einführung internationaler Rechnungslegungsstandards und zur Sicherung der Qualität der Abschlussprüfung" – Bilanzrechtsreformgesetz/BilReG) requires, among other things, additional disclosures regarding derivative financial instruments in the notes to the financial statements. SCHWARZ PHARMA fulfils these requirements under note No. 20 to the financial statements. All required details are mentioned there.

Trade payables and other current liabilities – Liabilities are measured at their repayment amount, corresponding to their fair value. The item "Other current liabilities" comprises liabilities arising from income tax, sales tax, payroll tax and other taxes, accrued interest, liabilities due to employees, leasing liabilities, deferred income and other liabilities. The item "Other non-current liabilities" comprises mainly non-current leasing liabilities and non-current liabilities due to non-consolidated affiliated companies and participations. Liabilities are classified as "current" if their realization is probable within 12 months of the reporting date. Liabilities extending beyond that period are reported as "non-current".

Liabilities arising from share-based payment transactions and stock option programs – All stock option programs are expensed as share-based payment transactions pursuant to IFRS 2. These programs are described under Point 5.

SCHWARZ PHARMA shares from treasury stock are sold to company employees at a price below the respective current stock exchange price. Consequently, pursuant to IFRS 2, the differential amount between the "purchase price" of the acquired treasury stock and the corresponding issue price is recognized in income.

Current and non-current provisions – Provisions are created pursuant to IAS 37 if a legal or constructive obligation has arisen, a cash outflow to meet the obligation in question is probable, and a reliable estimate of the obligation amount can be made. Restructuring provisions are created if the Group possesses a detailed, formal restructuring plan whose implementation has either already begun or about which the Group has already reported. Provisions are classified as "current" if the obligations are expected to fall due within the next 12 months. If this is not so, the provision is classified as "non-current". In this connection, the non-current provision amount is measured at the discounted settlement amount. Possible obligations whose respective amounts cannot be reliably estimated are disclosed in the notes to the consolidated financial statements.

Provisions for pensions and similar obligations (Employee benefits) – Pursuant to IAS 19 (as amended in 2002), employee benefits are measured using the projected unit credit method, allowing for future adjustments to pay and pensions. The measurement method makes actuarial assumptions about the discounting factor for calculating the present value, the estimated payroll trend, and the expected rate of return on assets. Differences between assumption-based pension obligations and the actual trend of pension obligations, including the effects of changed actuarial assumptions, are recognized in income distributed over the estimated average remaining period of service, insofar as these differences exceed 10% of the higher of the present value of the obligations and the fair value of plan assets. The value of the plan assets and that of the obligations are offset against each other.

Pension obligations in Germany are determined using the 2005 G biometric calculation tables of Prof. Dr. Klaus Heubeck.

On January 1, 2002, SCHWARZ PHARMA AG initiated a deferred compensation plan which permits employees who draw a salary above the income limit for statutory pension contributions to pay capital contributions into selected investment funds. In fiscal year 2004, the fund assets used to reinsure the pension commitments were transferred to an independent legal entity founded expressly for this purpose – SCHWARZ PHARMA Pension Trust e.V.

Discretionary decisions and estimates

Discretionary decisions

Pursuant to IAS 38, development costs are capitalized as an intangible asset provided certain prerequisites are met. Among other things, it must be sufficiently established that the development measures will lead to a future stream of benefits. In SCHWARZ PHARMA's estimation, the point at which it is sufficiently established that a development project will lead to a future stream of benefits is not reached until marketing approval has been issued by the authorities. Hence all development costs for pharmaceutical products are immediately expensed until marketing approval is issued. This mainly also applies analogously to research and development services purchased from third parties.

Estimates

The preparation of the consolidated financial statements under IFRS requires making estimates of certain items that have a corresponding impact on recognition and measurement in the consolidated balance sheet, in the consolidated income statement, and regarding the disclosure of contingent liabilities. Actual amounts may differ from these estimates. Estimates are particularly necessary in the case of:

- assessment of the need for, and measurement of, an impairment loss
- recognition and measurement of provisions
- assessment of the recoverability of deferred tax assets
- determination of the need for inventory write-downs

In this respect, the reporting of the SCHWARZ PHARMA Group is affected by discretionary decisions and estimates.

New Accounting Standards – In August 2005, the IASB pulished the new standard IFRS 7 "Financial Instruments: Disclosures". This standard leads to a fundamental restructuring of the disclosure obligations applying to financial instruments and merges all regulations covering the disclosure of financial instruments into a new standard. Firstly, it replaces the requirements under IAS 30 applying to banks and similar financial institutions and, secondly, the part of IAS 32 which applied to notes to the financial statements has been taken over into IFRS 7 and revised. IFRS 7 requires the disclosure of information showing the significance of financial instruments for the assets position and earnings situation of companies. In addition, new requirements have been added regarding the qualitative and quantitative reporting on risks related to financial instruments.

IFRS 7 applies to fiscal years which begin on or after January 1, 2007 and is therefore not yet applied by SCHWARZ PHARMA.

In June 2005, the IASB published an amendment to IAS 39 "Financial Instruments: Recognition and Measurement – The Fair Value Option". This amendment restricts exercise of the option to recognize each financial asset/liability at fair value through profit or loss. The provisions of this amendment are to be applied to reporting periods which began on or after January 1, 2006. SCHWARZ PHARMA has decided not to use the fair value option. The amendment therefore bears no relevance.

IFRIC 4 ("Determining whether an arrangement contains a lease") was used for the first time in fiscal year 2006. No contractual arrangements containing a lease were identified which were not already treated as such pursuant to IAS 17.

PRODUCT ACQUISITIONS AND STRATEGIC PARTNERSHIPS

In April 2006, SCHWARZ PHARMA and Pfizer Inc., USA, closed a worldwide deal on all rights to the drug fesoterodine. Under the terms of their agreement, SCHWARZ PHARMA grants Pfizer worldwide exclusive rights to fesoterodine. As consideration, SCHWARZ PHARMA received a payment of US$100m (€79.5m) in June 2006 and will receive additional milestone payments totaling up to US$110m, among other things, when the drug is given marketing approval in the USA and Europe. Of these milestone payments, €10.3m was already booked in 2006. As soon as fesoterodine has been launched onto the market, SCHWARZ PHARMA AG will receive royalties on sales of fesoterodine and Pfizer's antimuscarinic drug Detrol® (tolterodine). In March 2006, SCHWARZ PHARMA also submitted the marketing applications for fesoterodine to the European and US authorities. Fesoterodin represents a new option for treatment with clear benefits for patients suffering from overactive bladder syndrome. Pfizer will ensure that fesoterodine becomes available to doctors and patients on a broad scale. SCHWARZ PHARMA is using its cash inflows to strengthen the further progress of its development pipeline.

In December 2006, SCHWARZ PHARMA and Otsuka Pharmaceuticals Europe, UK, signed an agreement on joint distribution of Pletal® in Germany. Pletal® was launched onto the German market in January 2007. Pletal® (containing the drug cilostazol developed by Otsuka) is an oral treatment drug for stage II peripheral arterial occlusive disease (PAOD) that has already proved to be of benefit in the USA, Japan, and the UK. Several hundred thousand PAOD patients (in Germany almost 20% of those over 65 years of age are affected) could benefit from this drug, where the corresponding development program showed a clinically relevant and statistically significant improvement of symptoms.

In 2005, SCHWARZ PHARMA acquired all rotigotine rights from Aderis Pharma-ceuticals Inc., USA. This deal led to one-time additional R&D costs of €63.3m. This expense concerns the right to use research results which are required to generate future sales from own products. Hence these costs are posted to the functional area Research and Development. This acquisition represents an important step in the company's strategic orientation towards higher future profitability. It was financed using internal funds. SCHWARZ PHARMA is developing a transdermal patch with the active ingredient rotigotine both for treating Parkinson's disease and Restless Legs Syndrome. As regards treating early Parkinson's disease, the product has been undergoing European market launches under the brand name "Neupro" since the spring of 2006.

NOTES TO THE CONSOLIDATED INCOME STATEMENT

4. Personnel Expenses/Employees

	2006	2005
Personnel expenses		
Wages and salaries	333,365	213,726
Social security and benefit costs	42,274	33,856
	375,639	**247,582**
Pension contributions and similar expenses	12,611	12,264
	388,250	**259,846**

Number of employees by function (annual average)		
Research and development	713	625
Production	984	931
Marketing and sales	1,999	1,933
Administration	663	611
	4,359	**4,100**

Number of employees by region (annual average)		
Germany	1,860	1,696
Europe – ex Germany	990	999
USA	1,050	1,006
Asia	459	399
	4,359	**4,100**

5. Executive Stock Option Programs (ESOPs)

Control Share Acquisition (Change of Control)
On November 10, 2006, the Belgian UCB Group made a voluntary tender offer to the shareholders of SCHWARZ PHARMA AG. The tender offer was processed on December 20, 2006 and January 13, 2007. After expiry of the acceptance period, UCB had acquired more than 50% of the shares in SCHWARZ PHARMA AG.

Accordingly, the legal prerequisites for the entry into force of the so-called change of control within the meaning of the ESOPs 2003 (1st and 2nd tranches) and SAR 2005 (1st and 2nd tranches) were fulfilled. This meant that the corresponding options/stock appreciation rights granted but not yet exercisable up to that time became fully and prematurely exercisable with effect as of December 20, 2006.

Executive Stock Option Program 2000
On May 10, 2000, the general meeting of SCHWARZ PHARMA AG adopted a resolution to set up an executive stock option program (ESOP 2000) entitling certain executives to invest in convertible bonds bearing fixed interest at 5.5% with a maturity of 10 years, convertible into no-par-value shares of the company's common stock. Each bond (nominal value of €1.30) entitles the employees to convert it into a no-par-value share by paying the difference between the conversion price and the nominal amount per share. The executive stock option program makes no distinction between those included in the group of beneficiaries.

The conversion price is determined as being equal to the average SCHWARZ PHARMA share price over the last ten days of trading before the bonds are issued (reference price) plus a premium of 15% (exercise hurdle) on the reference price. 50% of the granted options may be exercised after two and three years respectively, albeit only if the beneficiary employees did not leave the company beforehand due to termination of employment, incapacity for work, retirement, or death.

ESOP 2000 options may be exercised three times a year for a respective four-week period ("exercise window"). These exercise windows begin respectively on the day after the annual general meeting, the day after the publication of the half-year report, and on the day after the publication of the nine months report. For fiscal year 2007, the exercise windows are thus from May 10, 2007 to June 7, 2007, from July 27, 2007 to August 24, 2007, and from October 26, 2007 to November 23, 2007.

Executive Stock Option Program 2003
On May 13, 2003, the general meeting of SCHWARZ PHARMA AG adopted a resolution to set up a new executive stock option program (ESOP 2003) entitling certain executives to purchase one new no-par-value share of the company at the exercise price for each option granted. On the basis of

the resolution passed by the annual general meeting, a "naked options" program was offered for the first time. Naked options are subscription rights to new (young) shares created by a capital increase. In contrast to the executive stock option program 2000, the granting of these options is not related to the issuance of bonds. Once again, this executive stock option program makes no distinction between those included in the group of beneficiaries.

The basic price corresponds to the average closing price of the SCHWARZ PHARMA share in XETRA trading on the Frankfurt stock exchange over the last five days before the date of issuance of the respective options. The exercise price for buying a no-par-value share of SCHWARZ PHARMA AG on exercise of the option is equivalent to the basic price plus a 20% premium as a performance target. 50% of the granted options may be exercised after a period of two years and an additional 25% may be exercised after three and four years respectively, albeit only if the beneficiary employees did not leave the company beforehand due to termination of employment. The Executive Board/Supervisory Board may make special provisions for special cases such as death, permanent incapacity for work or occupational disability, retirement, and termination of employment other than by resignation or dismissal.

The exercise opportunities of ESOP 2003 differ from those of ESOP 2000. Certain periods within a fiscal year (lock-up periods) are fundamentally excluded from being used as exercise windows in ESOP 2003. Hence ESOP 2003 stock options cannot be exercised during the following lock-up periods: two weeks before the publication of the consolidated financial statements or any quarterly report until two days later and eight weeks before the annual general meeting until three days later.

Stock Appreciation Rights Program 2000 (SAR 2000 Plan)

The Stock Appreciation Rights Program 2000 was set up on December 31, 2000 with a total duration of five years. Under the terms of the SAR 2000 Plan, SCHWARZ PHARMA grants selected executives a certain number of stock appreciation rights. The basic price of an SAR within the scope of this program amounts to €10.00. There are no stock issuance arrangements for fulfilling the obligations under the plan.

50% of the granted SARs become exercisable respectively one year after the grant date, meaning that all the granted rights could be exercised on December 31, 2002. However, this only applies if the beneficiary employees did not leave the company beforehand. In the event of a change of control at SCHWARZ PHARMA AG, all SARs become immediately exercisable. On exercise, the beneficiary employees receive a cash payment, the amount of which is determined by the performance of the company's share price against the previously determined basic price.

The SAR 2000 Plan expired on the reporting date as per December 31, 2005. As the total volume was fully exercisable but not yet entirely processed, provisions for obligations under the SAR 2000 Plan were posted on the liabilities side for the last time in the amount of €0.8m .

Stock Appreciation Rights Program 2005 (SAR 2005 Plan – 1st Tranche)

In September 2005, the Company introduced an additional stock appreciation rights program (SAR 2005 Plan – 1st tranche) for executives and other top performers of the SCHWARZ PHARMA Group. No distinction is made between those included in the group of beneficiaries. The beneficiaries named by the Executive Board, as holders of the SARs, received a cash payment on exercising their rights, the amount of which depends on the increase in the SCHWARZ PHARMA share price. The cash settlement amount to be paid by the company is determined as the difference between the XETRA closing price on the exercise date and the exercise price fixed on issuing the SARs.

The exercise price for converting the SARs is calculated as a basic price plus a 20% premium (performance target). The basic price corresponds to the average closing price of the SCHWARZ PHARMA share over the last five days of trading before the date of issuance of the respective rights. It amounts to €46.03 in the first tranche of the SAR 2005 Plan, bringing the exercise price for this tranche to €55.24.

The SARs can only be exercised after certain lock-up periods. 25% of the granted rights may be exercised respectively one year after being granted, meaning that all stock appreciation rights can be converted four years after being granted, on September 16, 2009. The entitlement to exercise the SARs expires on September 16, 2011 (6 years after the date of issuance) at the latest. SARs not exercised by that date become void without compensation. In the event of a third party taking over 50% of the shares of SCHWARZ PHARMA AG, all rights may be immediately exercised regardless of the above-mentioned lock-up periods. This control share acquisition entered into force on December 20, 2006.

The rights may not be exercised in certain periods (lock-up periods): the lock-up periods begin two weeks before the release of the quarterly or annual results and end three days of trading thereafter and also begin eight weeks before the annual general meeting and end three days of trading thereafter.

The rights arising under the SAR 2005 Plan cannot be transferred or pledged. The rights may be exercised up to the 7th calendar day after the employee leaves the company. In the event of an employee's decease, the entitled heirs may, for a period of 12 months, exercise the deceased beneficiary's rights whose lock-up period had already expired at the time of death.

A current liability of €9.6m was recorded as per December 31, 2006 (2005: €1.1m). No non-current liability was posted as per the blance sheet date (2005: €1.1m). The company posted personnel expenses amounting to €36.8m in the reporting period for the SAR 2005 Plan – 1st tranche (2005: €2.2m).

Stock Appreciation Rights Program 2006 (SAR 2005 Plan – 2nd Tranche)

In May 2006, the company introduced an additional stock appreciation rights program (SAR 2005 Plan – 2nd tranche) for executives and other key persons of the SCHWARZ PHARMA Group. The features of this SAR program are no different to those of the first tranche.

The exercise price for converting the SARs is calculated as a basic price plus a 20% premium (performance target). The basic price corresponds to the average closing price of the SCHWARZ PHARMA share over the last five days of trading before the date of issuance of the respective rights. It amounts to €70.63 in the second tranche of the SAR 2005 Plan, bringing the exercise price for this tranche to €84.76.

The SARs cannot be fully converted until at least four years after being issued, on May 16, 2010, or in the event of a third-party acquisition of 50% of the shares in SCHWARZ PHARMA AG. The entitlement to exercise the SARs expires on May 16, 2012 (6 years after the date of issuance) at the latest. SARs not exercised by that date become void without compensation.

The change of control by UCB S.A. renders all rights fully exercisable as of December 20, 2006.

A current liability of €3.7m was recorded as per December 31, 2006. The company posted personnel expenses amounting to €11.7m in the reporting period for the SAR 2005 Plan – 2nd tranche.

Stock Appreciation Rights Program USA 2003 (SCHWARZ PHARMA Restricted Stock Unit Agreement)

This stock appreciation rights program was set up in the USA on January 1, 2003. Under the terms of the program, US beneficiary employees are granted a certain number of SARs which are linked to the SCHWARZ PHARMA share price. 115,453 SARs (2005: 172,428 SARs) were issued as per December 31, 2006. Due to the change of control by UCB, this program was also rendered prematurely fully exercisable. Personnel expenses amounting to €13.8m (2005: €3.1m) were recorded in reporting year 2006.

The following table shows the activities of all tranches of the executive stock option programs (ESOP 2000 and ESOP 2003) for the years 2006 and 2005:

	2006		2005	
	Number of shares under option	Exercise price per option in €	Number of shares under option	Exercise price per option in €
ESOP 2003/2nd Tranche				
Outstanding as per Jan. 1	794,350	29.12	840,300	29.12
Issued	–	–	–	–
Exercised	(767,925)	29.12	–	–
Redeemed	(16,350)	29.12	(45,950)	29.12
Outstanding as per Dec. 31	10,075	29.12	794,350	29.12
Exercisable on Dec. 31	10,075	29.12	–	–
ESOP 2003/1st Tranche				
Outstanding as per Jan. 1	748,800	41.39	807,250	41.39
Issued	–	–	–	–
Exercised	(732,205)	41.39	(18,400)	41.39
Redeemed	(10,336)	41.39	(40,050)	41.39
Outstanding as per Dec. 31	6,259	41.39	748,800	41.39
Exercisable on Dec. 31	6,259	41.39	368,800	41.39
ESOP 2000/3rd Tranche				
Outstanding as per Jan. 1	484,608	20.15	800,610	20.15
Issued	–	–	–	–
Exercised	(483,608)	20.15	(304,402)	20.15
Redeemed	–	–	(11,600)	20.15
Outstanding as per Dec. 31	1,000	20.15	484,608	20.15
Exercisable on Dec. 31	1,000	20.15	484,608	20.15
ESOP 2000/2nd Tranche				
Outstanding as per Jan. 1	298,580	15.23	484,845	15.23
Issued	–	–	–	–
Exercised	(295,180)	15.23	(186,265)	15.23
Redeemed	–	–	–	–
Outstanding as per Dec. 31	3,400	15.23	298,580	15.23
Exercisable on Dec. 31	3,400	15.23	298,580	15.23
ESOP 2000/1st Tranche				
Outstanding as per Jan. 1	95,949	13.56	118,396	13.56
Issued	–	–	–	–
Exercised	(93,449)	13.56	(22,447)	13.56
Redeemed	–	–	–	–
Outstanding as per Dec. 31	2,500	13.56	95,949	13.56
Exercisable on Dec. 31	2,500	13.56	95,949	13.56

The following table shows the activities of the stock appreciation rights programs (SAR 1999 Plan, SAR 2000 Plan, and SAR 2005 Plan) for the years 2006 and 2005:

	2006		2005	
	Number of shares under option	Exercise price per option in €	Number of shares under option	Exercise price per option in €
SAR 2005 – 2nd Tranche				
Outstanding as per Jan. 1	–	–	–	–
Issued	969,200	84.76	–	–
Exercised	(652,300)	84.76	–	–
Redeemed	(12,750)	84.76	–	–
Outstanding as per Dec. 31	304,150	84.76	–	–
Exercised but not yet paid out	(241,525)	84.76		
Exercisable on Dec. 31	62,625	84.76	–	–
SAR 2005 – 1st Tranche				
Outstanding as per Jan. 1	956,250	55.24	–	–
Issued	–	–	960,000	55.24
Exercised	(704,732)	55.24	–	–
Redeemed	(22,450)	55.24	(3,750)	55.24
Outstanding as per Dec. 31	229,068	55.24	956,250	55.24
Exercised but not yet paid out	(191,805)	55.24	–	–
Exercisable on Dec. 31	37,263	55.24	–	–
SAR 2000				
Outstanding as per Jan. 1	–	–	85,200	10.00
Issued	–	–	–	–
Exercised	–	–	(85,200)	10.00
Redeemed	–	–	–	–
Outstanding as per Dec. 31	–	–	–	–
Exercisable on Dec. 31	–	–	–	–

Measurement of the Executive Stock Option Programs

The value of an option under ESOP 2000 and ESOP 2003 was calculated using a binominal model, based on the following assumptions:

ESOP 2000	1st tranche 2000	2nd tranche 2001	3rd tranche 2002
Expected term of the option	10 years	10 years	10 years
Dividend yield	1.7%	3.4%	1.7%
Volatility	36.0%	50.0%	50.0%
Risk-free interest rate	5.40%	5.20%	4.43%
Option value	€4.03	€6.10	€8.32
Option value of all originally granted options	€3,614k	€7,302k	€8,045k

ESOP 2003	1st tranche 2003	2nd tranche 2004
Expected term of the option	7 years	7 years
Dividend yield	1.8%	0.6%
Volatility	28.5%	31.0%
Risk-free interest rate	3.92%	3.95%
Option value	€8.17	€6.65
Option value of all originally granted options	€6,945k	€5,653k

The expenses of the above-mentioned executive stock option programs were distributed over several years in keeping with the corresponding lock-up periods and exercise windows, until the entry into force of the control share acquisition. This incurred personnel expenses of €3,609k in 2006 and €3,397k in 2005.

SCHWARZ PHARMA has elected to use the exemption set out in IFRS 1.25B, so leaving out of consideration the stock option programs set up prior to November 7, 2002 and fully exercisable prior to January 1, 2005 (i.e. all tranches of ESOP 2000) in the opening balance sheet as per January 1, 2004. Insofar the reported personnel expenses merely reflect Executive Stock Option Program 2003. Hence ESOP 2000 will in future have no impact on net income.

6. Restructuring Expenses

No further restructuring measures (as undertaken in Germany and Ireland in 2002/2003) occurred in the reporting year 2006 and in the previous year.

Since 2002, SCHWARZ PHARMA has been preparing its production facilities so as to market its pipeline products and has been expanding its fine chemicals operations in Shannon/Ireland to produce the compounds needed for the pipeline products. Simultaneously the company began concentrating its European pharmaceutical bulk production at the site in Zwickau/Germany.

Restructuring measures in Ireland
The transfer of pharmaceutical production already led to layoffs in Ireland in 2003 (132 employees) and in 2004 (56 employees); 31 additional employees were laid off in fiscal year 2005. Part of the machines and technical equipment was transferred from the production site in Ireland to Zwickau/Germany in 2004 and 2005.

In fiscal year 2006, as in the previous year, no further costs were incurred for restructuring measures.

Restructuring measures in Germany
The structural reform of the health care system in Germany continues to be an additional burden and already led to radical measures in 2003. Around 20% of the sales force and office staff at SCHWARZ PHARMA Deutschland GmbH was laid off as per December 31, 2003. The impact this had on the balance sheet was still largely evident in 2004. In reporting year 2005, the predominant share of restructuring provisions set aside for these measures was used. A residual amount was released and recognized in income, whereby these obligations ceased to exist as per December 31, 2005.

The following tables show the development of restructuring provisions – by individual measure – in the years 2006 and 2005:

2006 € ('000s)	Ireland	Germany	Other measures	TOTAL
Provision as per Jan. 1, 2006	321	0	66	387
Added	0	0	0	0
Used	(246)	0	(29)	(275)
Released	0	0	(37)	(37)
Provision as per Dec. 31, 2006	**75**	**0**	**0**	**75**

2005 € ('000s)				
Provision as per Jan. 1, 2005	5,273	616	126	6,015
Added	0	0	0	0
Used	(2,142)	(605)	(60)	(2,807)
Released	(2,810)	(11)	0	(2,821)
Provision as per Dec. 31, 2005	**321**	**0**	**66**	**387**

7. Impairment of Assets pursuant to IAS 36

Impairment losses pursuant to IAS 36 must always be recorded when the carrying amount of the asset tested for impairment exceeds the realizable amount. If an impairment is indicated (for example, by a changed market environment), the fair value of the asset is to be reviewed. An annual impairment test is to be carried out on intangible assets not subject to regular amortization.

In conducting the annual impairment tests, the need for an adjustment was identified in the case of two product rights belonging to a US affiliate company. An impairment loss of €8.0m was recorded to adjust the book value of the product rights to their fair value. The German distribution company discontinued a licensed product in December 2006. The book value of the license right amouting to €3.5m was completely written off. An additional value adjustment needed to be made for a SCHWARZ PHARMA AG product right marketed in the UK. In view of changes in the market conditions for this drug, there was an indication pursuant to IAS 36 that an extraordinary impairment test needed to be carried out. The book value of the product right was no longer realizable and therefore an impairment loss of €0.6m was duly determined and recorded. In addition, less favorable market conditions in Spain caused impairment losses on two product rights belonging to the Group's Spanish affiliate and impairment losses of €0.5m had to be taken into account.

In reporting year 2005, this annual test carried out on two product rights held by SCHWARZ PHARMA Inc., USA, showed that the net income amounts expected in future would be below the carrying amount. Hence an impairment loss of €5.0m was recorded by the US affiliate. In addition, an impairment loss of €0.5m on capitalized milestone payments was recorded by SCHWARZ PHARMA Ltd., Ireland. Furthermore, the carrying amount of a German product right (€0.6m) was completely impaired due to termination of the distribution rights by the licenser as per the end of the year.

8. Other Income/Expenses

The breakdown of "Other operating income/expenses" is as follows:

€ ('000s)	**2006**	**2005**
Milestone payments received for R&D projects	89,789	1,509
Non-refundable contribution made by SCHWARZ Vermögensverwaltung GmbH & Co. KG	42,000	0
Received research cost reimbursements	4,461	0
Gains/(losses) on the sale of product rights	541	9,966
Gains/(losses) from fixed asset disposals	(9,347)	(1,451)
Release/(addition) of provisions	776	6,818
Other	8,269	(8,658)
Other Income/Expenses	**136,489**	**8,184**

The item "Other" mainly comprises other omeprazole-related expenses (profit-sharing agreements, etc.) and foreign exchange gains and losses as well as the result from forward exchange transactions.

9. Interest Result

€ ('000s)	2006	2005
Interest and similar income	20,906	6,319
Interest and similar expenses	(15,117)	(7,450)
Interest result	**5,789**	**(1,131)**

10. Other Income from Investments

€ ('000s)	2006	2005
Income received	78	49
Write-downs on financial assets	(8,780)	0
Other income from investments	15	0
Income from investments accounted for using the equity method	9	585
Other income from investments	**(8,678)**	**634**

Both in fiscal year 2006 (€78k) and in 2005 (€49), the line "Other income from investments" comprises income received from SCHWARZ Versicherungsvermittlungsgesellschaft mbH, Monheim. Being of minor significance, this company is not included in the consolidation.

This item also includes write-downs on financial assets. They mainly comprise write-downs on securities belonging to Lipocine Inc., USA.

11. Taxes on Income

The tax expense of ongoing business operations is broken down as follows:

€ ('000s)	2006	2005
Current taxes on income		
German corporation tax	15,770	(11,501)
German trade tax	(10,812)	(5,410)
Foreign taxes	(44,134)	(49,351)
Current income tax liabilities/assets	**(39,176)**	**(66,262)**
Deferred taxes on income:		
German corporation tax	(2,594)	(9,542)
German trade tax	(5,519)	(3,071)
Foreign taxes	13,756	42,873
Current deferred income tax liabilities/assets	**5,643**	**30,260**
Total income tax expense	**(33,533)**	**(36,002)**

Breakdown of the pre-tax result, at home (Germany) and abroad (Expense)/Income

€ ('000s)	2006	2005
Germany	49,870	47,637
Abroad	(3,258)	(65,092)
Pre-tax profit	**46,612**	**(17,455)**

Breakdown of taxes on income, at home (Germany) and abroad (Expense)/Income

€ ('000s)	2006	2005
Germany	(3,155)	(29,524)
Abroad	(30,378)	(6,478)
Income tax expense	**(33,533)**	**(36,002)**

Germany has a standard corporation income tax rate of 25% plus 5.5% solidarity surcharge (i.e. reunification tax) on corporation income tax. German companies are additionally subject to trade tax, which amounts to 17.4% for SCHWARZ PHARMA AG, Monheim (2005: 17.4%). The combined tax rate for 2006 came to 39.1%.

Due to changes in the legal situation, current income taxes in the reporting year comprise, for the first time as per December 31, 2006, SCHWARZ PHARMA AG's capitalized, discounted claim to future payment of a corporation tax credit amounting to €23.1m. This capitalization was a result of the entry into force of Germany's Tax Act Accompanying the Introduction of the European Company and Amending Other Tax Provisions (SEStEG) in December 2006. Under the provisions of this act, the recognition of corporation tax credits will in future be independent of payouts made by the company. As of 2008, the corporation tax credit will be paid out to the Company in equal annual installments over a period of 10 years.

For fiscal years 2006 and 2005, the actual tax rate was derived from expected tax expenses (based on the expected tax rate of 39.1%) as follows:

€ ('000s)	2006	2005
Pre-tax result	46,612	(17,455)
Expected tax expense/income (tax rate of SCHWARZ PHARMA AG)	(18,225)	6,825
Foreign tax rate differences	(32,268)	(32,308)
Non-deductible expenses/non-taxable income	1,168	(5,115)
Non-deductible amortization of hidden reserves	(547)	(1,530)
Effects not related to the accounting period	15,992	(3,105)
Tax rate changes	0	269
Other effects	347	(1,038)
Taxes on income	**(33,533)**	**(36,002)**
Tax rate	**71.9%**	**206.3%**
Current income tax assets/(liabilities)	(39,176)	(66,262)
Current deferred income tax assets/(liabilities)	5,643	30,260
Taxes on income	**(33,533)**	**(36,002)**

12. Earnings per Share (EPS)

Basic EPS is calculated by dividing the net result by the weighted average of the number of outstanding shares:

Calculation of basic EPS	2006	2005
Net result (€ '000s)	12,365	(54,083)
Weighted average of shares outstanding ('000s)	47,418	46,180
EPS "basic" (€)	**0.26**	**(1.17)**

To calculate diluted EPS, the weighted average number of outstanding shares is adjusted by the number of all potentially dilutive shares. The number of all potentially dilutive shares is computed using the "if-converted" method for so-called "naked options" (i.e. SCHWARZ PHARMA's ESOP 2003 program) and using the "treasury stock" method for stock options involving an additional payment (i.e. SCHWARZ PHARMA's ESOP 2000 program).

Calculation of diluted EPS	2006	2005
Net result (€ '000s)	12,365	(54,083)
Adjustment of net result (€ '000s)	9	52
Adjusted net result (€ '000s)	**12,374**	**(54,031)**
Weighted average of shares outstanding ('000s)	47,418	46,180
Adjustment by potentially dilutive shares ('000s)	428	1,187
Weighted average of diluted shares outstanding ('000s)	47,846	47,367
EPS "diluted" (€)	**0.26**	**(1.14)**

To calculate diluted EPS, the net result is adjusted by interest expenses on the ESOP 2000 convertible bonds underlying the stock options.

NOTES TO THE CONSOLIDATED BALANCE SHEET

13. Trade Receivables

Trade receivables are due within one year. Individual risks are accounted for by making appropriate provisions. All in all provisions for doubtful accounts came to €2.3m by the reporting date (2005: €1.9m).

14. Inventories

The breakdown of inventories as per 31 December was:

€ ('000s)	**2006**	**2005**
Raw materials and work in process	39,531	38,749
Finished goods	30,334	24,354
Merchandised goods	27,007	24,167
	96,872	**87,270**

Write-downs of inventories recorded in 2005 and 2006 were not significant compared to the overall cost of goods sold.

15. Other Receivables and Assets

This line item is broken down as follows:

€ ('000s)	2006	2005
Receivables from associated companies	0	178
Tax receivables	7,181	3,266
Receivables from employees	14,908	292
Advance payments	10,794	6,393
Other	13,662	17,077
	46,545	**27,206**

The increase in receivables from employees is mainly due to receivables arising from the taxation of non-cash benefits resulting from the exercise of executive stock option programs by the beneficiary employees.

The item "Other" comprises receivables from license agreements and the assets of posted current hedging transactions.

16. Property, Plant and Equipment

€ ('000s)	Land and buildings	Investment property	Machinery and technical equipment	Other equipment	Advance payments and construction in progress	Total
Acquisition costs per 31/12/2005	**133,432**	**645**	**178,594**	**26,692**	**2,782**	**342,145**
Changes in foreign exchange rates	–4,363	0	–5,521	–773	–235	–10,892
Additions	9,282	0	9,013	2,203	33,391	53,889
Disposals	–2,800	0	–33,695	–3,501	–493	–40,489
Transfers	1,399	0	1,550	–1,382	–2,201	–634
Acquisition costs per 31/12/2006	**136,950**	**645**	**149,941**	**23,239**	**33,244**	**344,019**
Depreciation per 31/12/2005	**–45,961**	**–287**	**–112,646**	**–18,937**	**–5**	**–177,836**
Changes in foreign exchange rates	1,149	0	3,505	405	1	5,060
Depreciation 2006	–4,812	–32	–13,880	–1,949	0	–20,673
Disposals	2,189	0	24,373	3,122	0	29,684
Transfers	–576	0	43	992	0	459
Depreciation per 31/12/2006	**–48,011**	**–319**	**–98,605**	**–16,367**	**–4**	**–163,306**
Net book values per 31/12/2006	**88,939**	**326**	**51,336**	**6,872**	**33,240**	**180,713**
Net book values per 31/12/2005	**87,471**	**358**	**65,948**	**7,755**	**2,777**	**164,309**

Additions to Property, plant and equipment, amounting to €36.5m, relate to the expansion of the Irish production site. Significant investments are being made in buildings and technical equipment in preparation for the production of pipeline products. Since the expansion measures are not yet completed, they are largely recorded under "construction in progress". Production plant expansions in Zwickau (building) incurred investments of €2.2m. Other investments (€1.0m) in technical equipment mainly related to company cars in Eastern Europe.

Disposals of Property, plant and equipment amounting to €10.8m mainly relate to technical equipment and machinery no longer used within the scope of expanding the Irish production site.

Investment property is recorded at historic cost minus accumulated depreciation. Since the investment property does not represent a substantial amount in relation to overall fixed assets, preparation of an external expert opinion on the fair value was dispensed with. It is presumed that the fair value corresponds to the book value. Rental income from investment property came to €59k in the year under review (2005: €67k).

17. Intangible Assets

€ ('000s)	Concessions patents, trademarks and similar rights	Licenses and similar rights	Goodwill	Advance payments on intangible assets	Total
Acquisition costs per 31/12/2005	**60,893**	**357,793**	**86,510**	**3,085**	**508,281**
Changes in foreign exchange rates	–680	–14,779	–3,560	0	–19,019
Additions	273	12,194	0	420	12,887
Disposals	–187	–6,401	0	0	–6,588
Transfers	–24,893	28,547	0	–3,020	634
Acquisition costs per 31/12/2006	**35,406**	**377,354**	**82,950**	**485**	**496,195**
Depreciation per 31/12/2005	**–40,857**	**–242,348**	**–43,543**	**0**	**–326,748**
Changes in foreign exchange rates	407	9,299	2,840	0	12,546
Additions	–3,158	–35,715	0	0	–38,873
Disposals	94	5,323	0	0	5,417
Transfers	16,911	–17,370	0	0	–459
Depreciation per 31/12/2006	**–26,603**	**–280,811**	**–40,703**	**0**	**–348,117**
Net book values per 31/12/2006	**8,803**	**96,543**	**42,247**	**485**	**148,078**
Net book values per 31/12/2005	**20,036**	**115,445**	**42,967**	**3,085**	**181,533**

Additions to intangible assets, totaling €12.9m, are mainly related to the capitalization of payments made in purchasing various license rights (€7.0m) and to the acquisition of various software products worldwide (SAP introduction USA, SAP CRM Upgrade, etc.). A co-marketing license for a cardiovascular drug (Pletal®) was acquired for the German market.

The forseeable amortization of intangible assets over the next few years amounts to:

	€ ('000s)
2007	22,794
2008	20,279
2009	10,056
2010	7,526
2011	5,441

The net book value of intangible assets which cannot be amortized on a regular basis due to their indefinite useful life (product rights) amounts to €17,659k (2005: €20,321k). These product rights are held by the Company's US and German segments.

18. Investments Accounted for using the Equity Method / Investments and Other Assets

€ ('000s)	Investments in affiliated companies	Investments in associated companies	Long-term securities	Total
Acquisition costs per 31/12/2005	**1,167**	**128**	**9,886**	**11,181**
Changes in foreign exchange rates	0	0	–89	–89
Additions	0	0	2,321	2,321
Disposals	–17	–128	0	–145
Transfers	0	0	5,845	5,845
Acquisition costs per 31/12/2006	**1,150**	**0**	**17,963**	**19,113**
Depreciation per 31/12/2005	**0**	**0**	**–848**	**–848**
Changes in foreign exchange rates	0	0	89	89
Depreciation 2006	–163	0	–8,617	–8,780
Depreciation per 31/12/2006	**–163**	**0**	**–9,376**	**–9,539**
Net book values per 31/12/2006	**987**	**0**	**8,587**	**9,574**
Net book values per 31/12/2005	**1,167**	**128**	**9,038**	**10,333**

The HOYER-MADAUS joint venture was terminated at the end of 2004 due to differences in strategic focus which had developed between the joint venture partners SCHWARZ PHARMA Deutschland GmbH and Madaus AG. Within the scope of de facto splitting, the contributed assets were returned to each company respectively. The book values related to the joint venture were transferred to the product licenses assumed by SCHWARZ PHARMA Deutschland GmbH. In reporting year 2006, HOYER-MADAUS GmbH & Co. KG was conclusively wound up by way of a final repayment of capital contributions amounting to €128k.

The balance sheet item "Investments and Other Assets" is broken down as follows:

€ ('000s)	2006	2005
Corporation tax credit	23,080	0
Investments in affiliated companies	987	1,167
Long-term securities	8,587	9,038
Deferred charges	647	7,320
Other long-term receivables	4,107	2,880
Investments and other assets	**37,408**	**20,405**

Against the background of a change in the legal situation in Germany in December 2006, such that the capitalization of corporation tax credits will in future be independent of payouts made by the corresponding company, a discounted corporation tax credit amounting to €23.1m was capitalized. As of 2008, the corporation tax credit will be paid out to the Company in equal annual installments over a period of 10 years.

The Company possesses neither held-to-maturity securities nor trading securities. Hence all long-term securities are classified as available for sale.

Investments in affiliated companies (€987k) relate to shares in nonconsolidated companies which were not included in consolidation due to their subordinate significance. The dispoal of €17k relates to Hoyer Verwaltungs GmbH.

Depreciation on affiliated companies (€163k) relates to non-consolidated subsidiaries of SCHWARZ PHARMA Deutschland GmbH.

The long-term securities (€8,587k) mainly relate to the following:

1. During fiscal year 2004, SCHWARZ PHARMA Ltd., Ireland, acquired the rights to a new formulation technology from Lipocine Inc., Salt Lake City, USA. In this connection, the company made a 10% equity investment in Lipocine Inc., amounting to $10.4m, with the result that the acquisition costs of this investment, measured using the historical cost method, come to €8,617k. Since the cooperation produced no significant results which might be useful to SCHWARZ PHARMA in the future and a continued financial commitment by the company is not envisaged, and since the investment is not secure without future cash inflows, the investment was completely written off in fiscal year 2006.
2. SCHWARZ PHARMA's US companies possess fund units in connection with employee savings plans (Deferred Compensation Plan) amounting to €7,655k. In the previous year, these securities were recorded under the item deferred charges.
3. Furthermore, the German SCHWARZ PHARMA companies possess other financial investments and long-term fund units for the purpose of hedging various pension obligations (€932k).

The deferred charges and other long-term receivables totaling €4,754k mainly relate to the fair value of long-term interest derivatives and forward exchange transactions and to various long-term prepayments.

19. Deferred Tax Assets/Liabilities

The deferred tax assets/liabilities are related to:

	2006		2005	
€ ('000s)	Assets	Liabilities	Assets	Liabilities
Inventories	5,645	89	6,326	234
Property, plant and equipment	248	6,632	268	7,774
Intangible assets	67,045	6,731	56,394	12,235
Tax losses carried forward	44,446	0	51,208	0
Liabilities	0	56,582	0	51,095
Employee benefits	1,160	0	1,794	0
Other provisions	25,310	6,561	20,042	186
Other	31,678	2,132	33,011	4,697
Total	**175,532**	**78,727**	**169,043**	**76,221**
Deferred taxes, net	**96,805**		**92,822**	

Deferred taxes on tax losses are capitalized if the company deems it probable that future taxable profits will be high enough to allow an offset of tax losses not yet used. However, if tax loss carryforwards cannot be used, the corresponding deferred taxes are not recognized.

With the exception of a sum amounting to €2.5m, deferred tax assets were accounted for on all tax loss carryforwards, since a future offset against taxable profits is probable. SCHWARZ PHARMA regularly verifies this on the basis of its long-term corporate planning.

Deferred tax assets are recorded if the company deems it probable that the total amount of deferred tax assets can be realized. Correspondingly, as regards loss carryforwards amounting to €6.5m (2005: €7.3m), deferred tax assets amounting to €2.5m (2005: €2.7m) were not capitalized since it is improbable that they will be realized. As regards SCHWARZ PHARMA Produktions-GmbH, due to a change in legal form and the related domination and profit-and-loss transfer agreement, the loss carryforward cannot be used to reduce taxation in the medium term.

In the year under review and in 2005, no additional write-downs pursuant to IAS 12.56 were recorded since there was no evidence that deferred tax assets cannot be utilized.

It was presumed that the undistributed profits of all group affiliates would be permanently reinvested in their operations. Correspondingly, no deferred taxes were created in this connection in the reporting year. Undistributed profits subject to withholding tax contributed by foreign affiliates amounted to €386.1m in the year under review (2005: €276.9m). If these profits were to be distributed, this would currently incur an expected tax burden of €27.2m (2005: €19.6m).

In reporting year 2006 and in the previous year, no deferred taxes were directly recognized in shareholders' equity.

In 2006, tax payments rendered amounted to €13.8m and tax refunds came to €6.2m. This corresponds to a net payment of €7.6m (2005: €8.2m).

In line with the classification used in the current year, in the previous year deferred tax liabilities of €8.9m from tax loss carryforwards were reclassified as "intangible assets".

SCHWARZ PHARMA AG and its affiliates are audited on a regular basis by the respective tax authorities/administrations. In as far as the risks arising in this connection can be quantified with sufficient reliability, the company recognizes provisions at an appropriate level.

20. Financial Instruments

Use of financial instruments

SCHWARZ PHARMA is a multinational pharmaceutical enterprise with activities and affiliates in numerous foreign countries. Consequently, by purchasing and selling goods and services and conducting financial transactions in foreign currencies, the company is frequently exposed to currency exchange and interest rate risks.

To minimize SCHWARZ PHARMA's key risk exposures, Corporate Treasury is in charge of corporate risk management with respect to foreign currencies and interest rates. Accordingly, Corporate Treasury transacts the key derivative financial instruments for the purpose of hedging these risks. A risk assessment system (based on a simulation of historical data) is used to quantify the market risks stemming from open positions. In addition to the organizational segregation of dealing, settlement and accounting, regular reporting on open positions and results based on mark-to-market valuations serves to minimize these risks.

Derivative financial instruments used to hedge currency exchange risks are employed to hedge transaction risks and translation risks. Transaction risks arise from changes in value of expected foreign currency cash flows due to exchange rate fluctuations. Translation risks reflect the effects of changes in foreign exchange rates on foreign currency balance sheet items in keeping with accounting policies.

Apart from hedging currency exchange risks, managing interest rate risks is an integral part of the company's risk minimization strategy. Interest rate derivatives continue to exist beyond the reporting date.

Fair value of financial instruments

The fair values and book values of all financial instruments on the balance sheet date are as follows:

€ ('000s)	2006 Book value	2006 Fair value	2005 Book value	2005 Fair value
FINANCIAL INSTRUMENTS				
Assets				
Investments	9,574	9,574	10,205	10,205
Trade receivables	192,177	192,177	161,377	161,377
Cash and cash equivalents	277,084	277,084	206,009	206,009
Liabilities				
Current portion of long-term debt	10,530	10,530	9,935	9,935
Long-term debt	2,405	1,991	12,803	13,247
Trade payables	60,613	60,613	68,202	68,202
Derivative financial instruments				
Forward exchange transactions	1,242	1,242	18	18
Interest rate swaps	0	0	(13)	(13)
Interest rate caps	451	451	395	395

The item "Investments" does not comprise the "Deferred charges" and "Other long-term receivables" posted in the consolidated balance sheet under "Investments and Other Assets".

The fair value of long-term debt was determined on the basis of future discounted cash flows, allowing for current debt interest rates, exchange rates, and residual maturities.

Derivative financial instruments

To minimize currency exchange risks and interest rate risks, particularly related to balance sheet items and future expected incoming payments, over-the-counter financial instruments (i.e. not traded through an exchange) are also used.

The following table provides a breakdown of derivative financial instruments showing nominal values and book values of the corresponding transactions on the respective key dates 31 December 2006 and 2005:

	2006		2005	
€ ('000s)	Nominal value	Book value	Nominal value	Book value
CURRENCY HEDGING				
Forward exchange transactions	265,239	1,242	212,268	18
INTEREST RATE HEDGING				
Interest rate swaps	0	0	25,000	(13)
Interest rate caps	50,000	451	50,000	395
Total	**315,239**	**1,693**	**287,268**	**400**

Cash Flow Hedges

In fiscal year 2006, SCHWARZ PHARMA designated several forward exchange transactions "forward purchase in euros/sale in US dollars" as cash flow hedges in order to secure highly probable future incoming payments denominated in US dollars. The corresponding underlyings result from contractually agreed milestone payments set out in the license agreement concluded with Pfizer.

The following table shows the respective payment maturities, i.e. when the corresponding underlying affects net income:

Nominal value (US$ m)	Maturity
20.00	28/6/2007
10.00	28/9/2007
7.00	31/12/2007
7.35	31/12/2007
44.35	

Measurement of derivative financial instruments

With respect to the currency hedging of balance sheet items, the hedged items are defined as the net balance of receivables and payables. Foreign currency balance sheet items were 97% hedged December 31, 2006. Around 99% thereof was related to US dollars.

Hedging instruments (fair value) are measured at market price (fair value), using reference prices (e.g. ECB reference prices), or using accepted measurement methods (e.g. Black-Scholes option price model). Fair value changes are posted in the balance sheet under "Other receivables and assets" or under "Other liabilities".

In as far as the hedging instruments meet the stringent hedge accounting criteria (probability of occurrence and effectiveness of the hedge), changes in fair value are carried in shareholders' equity without affecting net income until the underlying contract is transacted. If the hedging instrument does not fulfil these stringent requirements, fair value changes are recognized in income and posted to "Other income/expenses". Such income items or expenses are offset by corresponding converse effects arising from the measurement of the underlying balance sheet items.

The effectiveness of the hedge is ascertained both prospectively and retrospectively. The procedures used involve ascertaining the changes in values of the hedged item and the underlying transaction on the basis of forward rate changes and expressing these changes as ratios. If the ratio lies between 80% and 125%, the hedge is to be considered effective.

Fair value changes of derivatives used to manage interest rate risks are recognized in net interest income/loss. In addition to two long term interest rate caps with residual maturities of over seven years, interest rate swaps are also used to hedge interest rate risks.

The positive fair value of financial derivatives poses a credit risk. In order to minimize this credit risk, investments and derivative transactions are only transacted with debtors and banks possessing an impeccable credit rating.

21. Employee Benefits

Pension benefits

The company operates various non-contri-butory defined benefit plans available to certain entitled employees, including certain groups of people abroad. The majority of these pension plans provide benefits at a predetermined level, depending on the entitled employees' respective length of service with the company. The company only accepts contributions to the pension plans in cases where this is required by law or where this creates tax benefits, or if such contributions are in keeping with local customs.

The company also supports defined contribution plans and participates in state-sponsored pension schemes in several countries.

A DEFINED BENEFIT PLANS

1. German pension plan up to 2000

At the end of June 2000, the company terminated the previously operated pension plan for the German group companies and replaced this with a new pension concept. The pension provisions for all employees entitled under the previous plan were frozen at that time. The pension benefits still to be provided under this plan will be duly fulfilled when the pension conditions of the plan are met.

The future expected pension payments to former employees as per December 31, 2006 are:

€ ('000s)	
In fiscal year 2007	1,263
In fiscal year 2008	1,279
In fiscal year 2009	1,275
In fiscal year 2010	1,284
In fiscal year 2011	1,304
In fiscal years beyond 2011	6,620

2. Deferred compensation plan

USA

SCHWARZ PHARMA's affiliates in the USA have been operating a deferred compensation plan since 1 January 1998, entitling certain executives to pay contributions from salary into this benefit plan so as to build up old-age provisions. Under the local legislation, the deferred compensation plan creates no tax benefits. Nor does the deferred compensation plan represent an independent accounting entity, so that the plan assets are posted as assets belonging to the Company. However, the saved contributions from salary are paid into a group life insurance policy taken out by the Company. Within the scope of this insurance policy, employees may make an individual choice between various investment forms. The returns on these investments are credited to the respective employee accounts.

As per December 31, 2006 and 2005, €7.3m and €6.1m were respectively posted as "Other non-current liabilities" in respect of the deferred compensation plan.

Germany

SCHWARZ PHARMA AG also initiated a deferred compensation plan as per January 1, 2002. This deferred compensation plan is for all employees who, after taking into account all waivers of remuneration, still have a salary which exceeds the contribution assessment limit for statutory pension insurance. The capital contributions rendered by employees are currently paid into equity funds and bond funds. Due to the longer-term investment horizon (old-age provisions), equity funds are currently overweighted. The investment policy is reviewed by an investment committee on a semi-annual basis. Annually earned capital gains, interest income, and other income serve to increase the paid-in pensions capital which is guaranteed by the Company.

The fund assets, which serve as a liability cover for the pension commitments and which mainly stem from capital contributions paid in by employees, were allocated to a so-called Contractual Trust Arrangement (CTA) in fiscal year 2004. The assets were allocated to an independent legal entity specifically founded for this purpose, SCHWARZ PHARMA Pension Trust e.V., Monheim, which acts as the trustee. The assets were transferred on the condition that they may only be used to finance the direct pension commitments of the involved carrier companies arising under the deferred compensation plan. Under the implemented CTA model, entitled employees still keep their direct claim against the carrier companies of the SCHWARZ PHARMA Group in the event of a claim.

Employees paid contributions of €896k into the plan in 2006 (2005: €589k). An overcoverage of the pension commitments amounting to €2,451k existed as per December 31, 2006 (2005: €1,549k). This was not capitalized as other long-term assets in the year under review, since these plan assets are attributable to the employees and the Company can therefore not freely dispose of them (limitations under IAS 19.58b and IAS 19.59).

For fiscal year 2007, the Group expects defined benefit plan contributions will come to a total of €1.738k.

The item "Employee benefits" in the balance sheet can be broken down as follows, showing the various plans and similar obligations:

€ ('000s)	2006	2005
Pension obligations under German pension plan up to 2000	23,688	23,006
Obligations similar to pension commitments	451	431
Employee benefits	**24,139**	**23,437**

The "Obligations similar to pension commitments" are obligations that do not fall under the definition of defined benefit plans pursuant to IAS 19. Such obligations similar to pension commitments are recorded at the affiliates in Poland, France, and Korea.

The situation of the defined benefit plans was as follows on the respective balance sheet dates:

€ ('000s)	2006	2005
Changes in pension obligations		
Pension obligations on January 1	32,740	25,938
Service cost	507	374
Interest expenses	1,295	1,315
Adjustments	0	25
Actuarial (gains)/losses	(447)	6,276
Benefits paid	(1,451)	(1,188)
Dissolution of pension plan	0	0
Pension obligations on December 31	**32,644**	**32,740**
Changes in plan assets		
Fair value of plan assets on January 1	2,454	1,637
Expected returns on plan assets	115	77
Actuarial (gains)/losses on plan assets	161	194
Employer's contributions	896	579
Payouts	(7)	(33)
Fair value of plan assets on December 31	3,619	2,454
Funded status	**(29,025)**	**(30,286)**
Unrealized net (gains)/losses	6,674	7,675
Unrecognized asset due to limitation (IAS 19.58)	(2,451)	(1,549)
Unrecognized prior service costs	663	723
Net balance	**(24,139)**	**(23,437)**

Current and past contributions over the last two reporting periods are as follows:

€ ('000s)	2006	2005	2004
Defined benefit obligation	(32,644)	(32,740)	(25,938)
Plan assets	3,619	2,454	1,637
Funded status	(29,025)	(30,286)	(24,301)
Experience-based plan debt adjustment	447	(6,276)	(1,633)
Experience-based plan assets adjustment	161	194	56

The following table shows the underlying actuarial assumptions for the defined benefit plans on December 31 respectively:

Measurement factors	2006	2005
National (German) and other European plans:		
Discounting factor	4.2%	4.0%
Increase in wages and salaries	2.0%	2.0%
Expected return on plan assets	4.0%	4.0%

The following table shows a breakdown of the plan assets of the deferred compensation plan in Germany by individual asset class:

Breakdown of plan assets	2006	2005
Shares	36%	42%
Bonds	9%	20%
Money market investments	55%	38%
Plan assets on December 31	**100%**	**100%**

The investments in plan assets are intended to hedge the future expected cash outflows related to pension obligations by realizing long-term returns on the investment portfolio. The composition of plan assets is therefore geared both to the maturity of the pension obligations to be hedged as well as to the sustainability of returns.

B DEFINED CONTRIBUTION PLANS

1. German pension plan

A new pension plan was introduced in Germany on July 1, 2000, covering the majority of all employees. In this respect, there are two different models, one for pay-scale employees/field workers and the other for non-pay-scale employees. The new plan provides company pension benefits via a group provident fund that is established as an independent company. The provident fund is obliged to take out individual pension liability insurance policies for each entitled employee in order to secure future pension payments from the provident fund.

In the case of pay-scale employees/field force, the Company contributes 0.75% of each employee's basic gross pay to the plan (pension contribution 1). In addition, the employee can pay in his capital accumulation benefits as his own contribution to the plan (pension contribution 2). In as far as employees pay pension contribution 2, the Company contributes an additional equal amount, though predetermined maximum limits may not be exceeded. If pension contribution 2 has already been used, members may freely choose to waive parts, or all, of their vacation allowance and pay this sum into the plan (pension contribution 3). Pension contribution 3 is supported by 13% of the vacation allowance so used by the employee. Only if pension contribution 3 has been fully used up, can a further own contribution be effected via the end-of-year payment (pension contribution 4). All contributions paid into the plan immediately become vested (i.e. non-forfeitable).

In the case of non-pay-scale employees, there is merely a difference with respect to pension contribution 3: members are free to pay an additional amount into the plan in excess of pension contributions 1 and 2 and amounting to up to 4% of their basic gross pay. Here again, all contributions paid into the plan immediately become vested.

On reaching a certain pensionable age, an employee may choose between three payout forms. The pension benefit can be paid out as a one-time capital amount, in three to five installments, or as a monthly pension. The pension benefit amount is based on the actuarial conversion of the respective pension contribution within the scope of the pension liability insurance policy.

2. Employee capital accumulation benefits ("401(k) plan")

SCHWARZ PHARMA's affiliates in the USA also operate a defined contribution plan, basically covering all employees in the USA. Employees entitled to a pension may pay part of their income into a so-called "401(k)" savings function of the pension plan. SCHWARZ PHARMA contributes an additional 50% of the first 6% of annual employee contributions as a supplement. According to the Group's corporate management in the USA, SCHWARZ PHARMA can pay additional profit-dependent supplements into the pension plan.

In 2006 and 2005, SCHWARZ PHARMA paid employee supplements amounting to around €1,320k in 2006 and €1,261k in the previous year. The Company's corporate management in the USA approved of additional, voluntary supplementary payments rendered by the Company, amounting to €2,425k in 2006 and €2,993k in 2005.

Net periodic pension cost for the defined benefit and defined contribution plans for the respective fiscal years is broken down as follows:

€ ('000s)	2006	2005
Pension cost for defined benefit plans		
Service cost	508	374
Interest expenses	1,295	1,315
Returns on plan assets	(115)	(77)
Amortization of unrealized (gains)/losses	372	8
Amortization of unrecognized prior service costs	60	63
Net pension cost for defined benefit plans	**2,120**	**1,683**
Pension cost for defined contribution plans	5,699	6,076
Net periodic pension cost	**7,819**	**7,759**

22. Liabilities due to Banks and Credit Arrangements

The breakdown of liabilities due to banks on the balance sheet date was as follows:

	2006		2005	
€ ('000s)	Long-term	Current portion	Long-term	Current portion
Germany:				
Bank loans	0	9,998	9,970	9,500
Abroad:				
Government loans	2,405	532	2,833	435
	2,405	**10,530**	**12,803**	**9,935**

The weighted average interest rate for liabilities due to banks amounted to 5.3% (2005: 5.6%). The credit agreements were based on fixed interest rates. In 2007, all financial arrangements in Germany will full due. The government loans have maturities up to the year 2015. The interest rate risk regarding a possible follow-up financing facility was mitigated by transacting an interest rate cap.

No liabilities due to banks were secured by mortgage.

Debts due in the next five years and later were as follows as per 31 December 2006:

Nominal amounts (€ '000s)	
In fiscal year 2007	10,530
In fiscal year 2008	543
In fiscal year 2009	575
In fiscal year 2010	485
In fiscal year 2011	385
In fiscal years beyond 2011	417

SCHWARZ PHARMA has concluded credit line agreements with German and foreign banks in a total amount of €272.4m (2005: €311.3m) which had not yet been utilized as per December 31, 2006. The corresponding interest payment commitments are determined by the respective terms of the credit agreements and depend on the prevailing market conditions.

In December 2005, the majority of existing bilateral credit lines were transformed into a syndicated credit line within the scope of a refinancing measure. The syndicated credit line amounted to €275m and had a duration of five years. The interest rate depends on the degree of indebtedness, starting with a margin of 0.30% above EURIBOR. Due to UCB's control share acquisition, a bank reduced this credit line, as contractually agreed, on December 29, 2006, since the credit institutions have a unilateral right of termination when such a change of control occurs. The credit line thus came to €238m as per December 31, 2006.

Several agreements impose obligations to observe certain, predefined covenants or contain other constraints. These include, among other things, limitations on new debt, minimum equity, or the observance of various key indicators in connection with debt financing expenses. The company does not expect future debt to be negatively affected by the terms of the above agreements.

Short-term loans relate to the use of credit lines. No short-term bank loans were being used as per December 31, 2006. Interest paid to third parties amounted to €2.4m in 2006 and €6.8m in 2005.

23. Other liabilities

The Other liabilities are broken down as follows:

€ ('000s)	2006	2005
Current liabilities		
Tax	42,636	9,000
Interest	604	1,484
Social security contributions	5,583	5,455
Liabilities due to employees	24,967	2,331
Leasing	1,045	1,274
Deferred income (short-term)	2,765	594
Other	3,282	2,965
Total current liabilities	**80,882**	**23,103**
Non-current liabilities		
Convertible bonds	9	1,562
Leasing	813	1,136
Deferred income (long-term)	1,621	1,357
Other	1,847	3,255
Total non-current liabilities	**4,290**	**7,310**

The tax liabilities largely comprise payroll tax liabilities and are attributable to the high wage and salary payments made in December 2006 due to the special remuneration and the conversion of options and SARs. The exercise of SARs is also responsible for the rise in liabilities towards employees since the exercise amount had not yet been paid out to all beneficiaries by year end 2006.

24. Provisions

€ ('000s)	1/1/2006	Currency changes	Added	Used	Released	31/12/06
Current provisions for						
Tax	39,868	(1,869)	76,581	(13,935)	(7,132)	93,513
Personnel	33,922	(1,484)	39,250	(27,709)	(1,550)	42,429
Restructuring	387	0	0	(275)	(37)	75
Discounts/Returns	58,253	(5,885)	29,117	(20,998)	(457)	60,030
Other	68,208	(3,205)	66,155	(45,793)	(6,766)	78,599
Total current provisions	**200,638**	**(12,443)**	**211,103**	**(108,710)**	**(15,942)**	**274,646**
Non-current provisions for						
Personnel	17,103	(872)	3,844	(4,746)	(208)	15,121
Discounts/Returns	37,691	(3,929)	4,285	(253)	0	37,794
Other	408	6	1	(70)	(345)	0
Total non-current provisions	**55,202**	**(4,795)**	**8,130**	**(5,069)**	**(553)**	**52,915**
TOTAL PROVISIONS	**255,840**	**(17,238)**	**219,233**	**(113,779)**	**(16,495)**	**327,561**

€ ('000s)	1/1/2005	Currency changes	Added	Used	Released	31/12/05
Current provisions for						
Tax	6,531	2,194	40,955	(9,726)	(86)	39,868
Personal	30,777	1,906	24,030	(22,047)	(744)	33,922
Restructuring	6,015	0	0	(2,807)	(2,821)	387
Discounts/Returns	61,091	9,002	17,579	(29,384)	(35)	58,253
Other	68,727	4,580	50,554	(42,988)	(12,665)	68,208
Total current provisions	**173,141**	**17,682**	**133,118**	**(106,952)**	**(16,351)**	**200,638**
Non-current provisions for						
Tax	6,678	0	0	0	(6,678)	0
Personnel	14,920	989	3,445	(2,251)	0	17,103
Discounts/Returns	32,811	5,032	17,083	(17,235)	0	37,691
Other	5,624	76	108	(4,205)	(1,195)	408
Total non-current provisions	**60,033**	**6,097**	**20,636**	**(23,691)**	**(7,873)**	**55,202**
TOTAL PROVISIONS	**233,174**	**23,779**	**153,754**	**(130,643)**	**(24,224)**	**255,840**

The other current provisions mainly comprise provisions for outstanding invoices and invoices under review. In addition, this item contains omeprazole-related provisions for profit participations in the USA, provisions for licenses, legal disputes, and various other matters.

25. Shareholders' Equity

Common stock

The capital stock of SCHWARZ PHARMA AG as per December 31, 2006 comes to €64,010,403.60 (2005: €60,926,326.50) and is divided into 49,238,772 no-par-value shares (2005: 46,866,405 shares).

Authorized capital

The Executive Board is authorized, until May 10, 2010 and subject to the approval of the Supervisory Board, to increase the capital stock of the company once or several times by issuing new, no-par-value bearer shares in return for cash contributions or non-cash contributions up to a total of €29,302,000 (authorized capital), where each issue of shares may take the form of common stock and/or non-voting preferred stock.

The stockholders are to be granted subscription rights. However, the Executive Board is authorized, subject to the approval of the Supervisory Board, to exclude the subscription rights of the stockholders

- if the new shares are issued to the employees of the company or its affiliate companies
- if the one-time or multiple increase of capital stock in return for cash contributions does not exceed a limit of 10% of the capital stock of the company and the issue price of the new share does not fall substantially below the stock market price of already listed shares at the time the issue price is determined
- if the increase in capital stock is made in return for non-cash contributions
- when this is required in order to sufficiently grant holders of option and conversion rights a subscription right according to the issued option or conversion rights to the same extent to which they would be entitled on exercising their respective option or conversion rights.

The Executive Board is also authorized to issue new shares from authorized capital to employees of the company or an affiliate company.

Contingent capital

The capital stock is subject to a contingent increase by up to €20,800,000, divided into a maximum of 16,000,000 no-par-value bearer shares (Contingent Capital 2006). This contingent capital increase will only be conducted to the extent that holders of convertible bonds and/or bonds with warrants issued by the company in return for cash up to May 9, 2011 by authorization of the Annual General Meeting of May 10, 2006 exercise their conversion rights or warrants.

The capital stock of the company is subject to a contingent increase by up to €4,160,000 , divided into a maximum of 3,200,000 no-par-value bearer shares, through the issuance of new shares (Contingent Capital 2000). This contingent capital increase will only be carried out to the extent that the holders of convertible bonds issued by SCHWARZ PHARMA AG by authorization of Annual General Meeting on May 10, 2000 exercise their conversion rights with respect to new shares and that these conversion rights, at the discretion of the company, are not fulfilled by issuing treasury stock.

The capital stock is subject to a contingent increase by up to €4,420,000 through issuance of a maximum of 3,400,000 no-par-value bearer shares having an individual share value proportionate to the capital stock of the company of €1.30 € (Contingent Capital 2003). Contingent Capital 2003 serves the exclusive purpose of fulfilling those warrants issued to holders by authorization of the Annual General Meeting on May 13, 2003. This contingent capital increase is only to be conducted to the extent that warrants are issued, the warrant holders exercise their rights, and the company does not fulfill the warrants by transferring treasury stock or in return for cash payment.

Capital reserves

The capital reserves comprise those amounts hitherto realized in excess of the nominal value of issued shares and bonds with warrants.

Net income and retained earnings

This item represents the consolidated net result for the fiscal year net of minorities and amounts realized in former years.

The Executive Board and the Supervisory Board propose a dividend payout of €0.20 per share. In relation to the capital stock of SCHWARZ PHARMA AG amounting to €64,010k, this corresponds to a total payout of €9,848k net of the amount of €93k which is related to 463,070 treasury shares held by SCHWARZ PHARMA AG and which, pursuant to Section 71 b of the German Stock Corporation Act (AktG), is to be excluded from the payout. Hence the payout comes to a total of €9,755k.

Treasury stock

The company held 463,070 treasury shares (2005: 462,440) as per December 31, 2006. 10,000 treasury shares were purchased on the exchange and used for the purpose of issuing employee shares. Employees holding subscription rights were offered the share at a price of €49.72.

This treasury stock is posted on a separate line under Shareholders' equity and reduces both the common stock and the capital reserves.

The total numbers of shares existing on the respective balance sheet dates are as follows:

Expressed in numbers of shares	2006	2005
Maximum number of shares from authorized capital	22,540,000	22,540,000
Maximum number of shares from contingent capital	22,600,000	22,600,000
Outstanding shares	48,775,702	46,403,965
Treasury stock	463,070	462,440
Shares issued	49,238,772	46,866,405

The change in outstanding shares from January 1 to December 31 is as follows (all data expressed in numbers of shares):

Expressed in numbers of shares	2006	2005
Shares outstanding on January 1	46,403,965	45,863,031
Redemption of treasury stock	(10,000)	0
Issuance of Treasury stock to employees	9,370	9,420
Conversion of warrant rights	2,372,367	531,514
Shares outstanding on December 31	48,775,702	46,403,965

Minority interests

The adjustment item comprises third party equity interests in our joint venture in Zhuhai, China.

Other comprehensive income (loss)

The item "Other comprehensive income (loss)" is shown as follows for the fiscal year 2006:

€ ('000s)	Currency translation differences	Cash Flow hedge reserve	Other comprehensive income (loss)
Status on 1/1/2006	(861)	0	(861)
Change	(51,897)	1,181	(50,716)
Status on 31/12/2006	**(52,758)**	**1,181**	**(51,577)**

The currency translation differences mainly relate to euro exchange rate fluctuations against the US dollar.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

26. Cash and cash equivalents

The Company considers all liquid assets with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash at bank and in hand, fixed-term deposits, and bearer bonds. These are posted at nominal value or at acquisition cost, approximating their current value or fair value on the respective balance sheet dates.

27. Interest and tax payments

The following cash inflows/outflows related to interest and tax occurred in the fiscal years 2006 and 2005.

€ ('000s)	2006	2005
Cash outflows related to:		
Taxes on income	13,769	19,914
Interest	2,414	6,776
Cash inflows related to:		
Taxes on income	6,189	11,700
Interest	10,128	4,799

OTHER INFORMATION

28. Segment reporting

The SCHWARZ PHARMA Group provides segment information pursuant to the provisions of IAS 14. Pursuant to IAS 14.26, the dominant source and nature of an enterprise's risks and returns govern whether its primary segment reporting format will be business segments or geographical segments. The accounting methods used in segment reporting on geographical segments and business segments are the same as those described in the group's accounting policies (cf. Point 3. of the notes to the consolidated financial statements).

Since the risks and returns are regionally very different in the various market segments in which SCHWARZ PHARMA has business activities, SCHWARZ PHARMA's primary segment reporting format is geographical segments and its secondary segment reporting format is business segments. The **primary segments** are hence as follows:

Germany – This segment comprises the Company's production and sales units in Germany. It also comprises the German portion of the "BIOSCIENCES" research and development area and the holding function of SCHWARZ PHARMA AG.

Europe (ex-Germany) – The activities of this segment lie in the production and marketing of pharmaceutical products in all fields of disorders, including local research and development activities in Europe.

USA – This segment also focuses on the production and marketing of SCHWARZ PHARMA products, its activities being focused on the North American market. This segment also comprises the research and development activities of SCHWARZ BIOSCIENCES Inc., Research Triangle Park, North Carolina, USA.

Asia – The production and marketing activities on the Asian markets are shown in this segment. In addition, several companies are concerned with research and development activities for their respective local markets.

Furthermore, IAS 14 requires that information is furnished on **business segments (secondary segments)**. These are determined on the basis of the main functions within the Group – namely production, marketing and distribution, research and development, and holding functions.

Other non-cash expenses (income) comprise pension expenses, value adjustments of receivables and payables in foreign currencies, and fair value adjustments related to the Company's securities transactions.

The assets of the administration area comprise cash and cash equivalents, securities, and long-term financial investments. These assets are allocated to the administration area on the assumption that they are available to the entire SCHWARZ PHARMA Group, regardless of the specific segment to which they belong.

The non-current assets comprise tangible assets, intangible assets, investments accounted for using the equity method, and other long-term assets. They do not include long-term financial investments.

Investments – and likewise depreciation and amortization – relate to both tangible assets and intangible assets. However, additions to tangible assets do not include any additions from changes in consolidation and changes in foreign exchange rates.

The segment liabilities comprise all liabilities and provisions, net of banking and leasing liabilities, within the SCHWARZ PHARMA Group.

This leads to the following segment information by geographic area:

Primary segment reporting by geographic area

€ ('000s)	2006	2005
Net sales		
Germany	375,404	378,492
Europe – ex Germany	222,488	231,492
USA	450,276	433,432
Asia	37,523	34,954
Inter-segment sales	(85,316)	(87,798)
Total net sales	**1,000,375**	**990,572**
Operating result		
Germany	49,030	44,463
Europe – ex Germany	(100,849)	(105,487)
USA	91,639	27,415
Asia	8,107	9,463
Elimination of inter-segment income/expense	1,574	7,188
Operating result, total	**49,501**	**(16,958)**
Impairment of assets pursuant to IAS 36		
Germany	(3,559)	(545)
Europe – ex Germany	(1,094)	(524)
USA	(7,964)	(4,991)
Asia	0	0
Impairment of assets pursuant to IAS 36, total	**(12,617)**	**(6,060)**
Interest result		
Germany	(1,577)	(3,385)
Europe – ex Germany	(11,304)	(8,615)
USA	18,505	10,799
Asia	220	45
Inter-segment net interest income/loss	(55)	25
Interest result, total	**5,789**	**(1,131)**

€ ('000s)	**2006**	**2005**
Income/loss from investments accounted for using the equity method		
Germany	9	585
Europe – ex Germany	0	0
USA	0	0
Asia	0	0
Total income/loss from investments accounted for using the equity method	**9**	**585**
Taxes on income		
Germany	(2,223)	(27,142)
Europe – ex Germany	12,742	6,868
USA	(40,578)	(12,591)
Asia	(2,053)	(269)
Taxes on consolidation measures	(1,421)	(2,868)
Taxes on income, total	**(33,533)**	**(36,002)**
Key non-cash (expenses)/income		
Germany	(262)	(1,785)
Europe – ex Germany	1,961	(3,429)
USA	(3,725)	(4,319)
Asia	896	(563)
Consolidation effects	65	(264)
Non-cash (expenses)/income, total	**(1,065)**	**(10,360)**
Goodwill		
Germany	0	0
Europe – ex Germany	35,746	35,710
USA	6,501	7,257
Asia	0	0
Goodwill, total	**42,247**	**42,967**

€ ('000s)	2006	2005
Total assets		
Germany	527,209	369,789
Europe – ex Germany	281,859	311,464
USA	304,015	294,152
Asia	17,064	14,388
Elimination of inter-segment assets	(341,123)	(264,948)
Corporate assets	286,658	216,214
Total assets, net	**1,075,682**	**941,059**
Non-current assets		
Germany	114,778	116,112
Europe – ex Germany	118,948	105,777
USA	97,806	131,743
Asia	2,013	2,538
Total non-current assets	**333,545**	**356,170**
Investments		
Germany	21,124	11,116
Europe – ex Germany	39,429	16,697
USA	5,667	9,107
Asia	556	527
Total investments	**66,776**	**37,447**
Depreciation and amortization		
Germany	22,702	18,996
Europe – ex Germany	15,162	15,531
USA	20,939	20,667
Asia	743	673
Total depreciation and amortization	**59,546**	**55,867**

€ ('000s)	2006	2005
Liabilities		
Germany	247,827	135,614
Europe – ex Germany	117,843	117,219
USA	242,178	256,812
Asia	14,114	11,240
Elimination of inter-segment liabilities	(126,344)	(146,545)
Total liabilities	**495,618**	**374,340**

Secondary Segment Reporting by Business Segments

The following table shows select financial information by business segments on the respective reporting dates of 31 December:

€ ('000s)	2006	2005
Net sales		
Marketing and distribution	967,880	956,111
Production	32,495	34,461
Research and development	0	0
Holding	0	0
Total net sales	**1,000,375**	**990,572**
Total assets		
Marketing and distribution	358,329	354,903
Production	237,849	209,265
Research and development	14,158	13,065
Holding	178,689	147,612
Corporate assets	286,657	216,214
Total assets, net	**1,075,682**	**941,059**

€ ('000s)	2006	2005
Non-current assets		
Marketing and distribution	127,633	163,088
Production	138,125	121,225
Research and development	8,923	8,552
Holding	58,864	63,305
Total non-current assets	**333,545**	**356,170**
Investments		
Marketing and distribution	4,726	4,651
Production	46,144	21,920
Research and development	2,896	3,926
Holding	13,010	6,950
Total investments	**66,776**	**37,447**

The above overview shows select key data of the group by business segments. All values shown were determined in the same manner as the published consolidated figures. Hence the amounts reported by segments correspond to the consolidated figures.

Sales between the individual regions are reported at original cost plus an appropriate profit markup. No customer accounted for more than 10% of consolidated net sales in 2006 and 2005.

29. Related Party Disclosures

Subsidiaries and affiliates not included in consolidation are deemed to be related parties within the meaning of IAS 24. Receivables or payables concerning related parties are recorded under Other assets, Other liabilities, and under Other operating income/expenses (reimbursements of costs). All transactions between the SCHWARZ PHARMA Group and related parties are carried out subject to standard market terms and conditions.

The following table shows transactions with non-consolidated subsidiaries/affiliates:

€ ('000s)	2006	2005
Payables to related parties	158	133
Interest expenses paid to related parties	3	2
Interest income from related parties	0	1
Reimbursement of costs (Other operating income/expenses)	522	561
Shares in non-consolidated companies	987	1,167

As per December 31, 2006, no provision was recorded for receivables due from non-consolidated subsidiaries/affiliates (provision expenses €0m).

Management members holding key positions are also deemed to be related parties within the meaning of IAS 24. No transactions were concluded between SCHWARZ PHARMA and these management members in fiscal years 2005 and 2006. At the reporting date, SCHWARZ PHARMA recognized receivables due from this group of persons amounting to €13.4m (2005: €38k). The balances mainly result from claims arising from the taxation of non-cash benefits due to the exercise of executive stock option programs.

In addition, UCB SP GmbH and its affiliates within the UCB Group now also count as related parties, due to the fact that, after the end of the second offering period on December 28, 2006, it holds 83.63% of all outstanding shares in SCHWARZ PHARMA AG. The SCHWARZ PHARMA Group was included in the consolidated financial statements of UCB S.A., Brussels, for the first time as per December 31, 2006.

In January 2007, an agreement was concluded between SCHWARZ PHARMA AG and UCB S.A. effective as of December 15, 2006. Within the scope of this agreement, SCHWARZ PHARMA AG undertakes to support certain research and development activities carried out by UCB S.A. in an advisory capacity. A proportionate compensation for ongoing remuneration and other costs of the advisory team, plus an appropriate mark-up, has been agreed as consideration.

No payments were exchanged under this agreement and no other transactions were carried out between the SCHWARZ PHARMA Group and the UCB group in 2006.

Prior to the acquisition, related parties also included members of the Schwarz/Schwarz-Schütte family. At the reporting date 2005, family members held around 61% of all outstanding shares in the Company. No transactions – with the exception of reportable securities transactions – were conducted between the SCHWARZ PHARMA Group and members of the Schwarz and Schwarz-Schütte families in fiscal year 2005 and 2006.

In the respective fiscal years, SCHWARZ PHARMA AG duly and properly reported all securities transactions conducted by members of the Supervisory Board and Executive Board concerning company shares on the Company's internet site.

30. Executive Board Remuneration System

Basic structure of Executive Board remuneration at SCHWARZ PHARMA AG:
Executive Board remuneration is comprised of a fixed emolument plus a variable component. In addition to this, Executive Board members participate in the Company's executive stock option programs (ESOP and Stock Appreciation Rights Program 2005 – SAR 2005). The variable remuneration component is granted as a profit-related bonus based on the respective previous fiscal year. It is determined by the achievement of personal targets and the achievement of predefined key figures, such as the net result after taxes.

In the reporting year, termination agreements were concluded with executive members leaving the company, the terms of which provide for a compensation amount and waiting allowance amounting to €3,971k, of which €1,285k was recorded as a provision.

Set out in detail, the following personnel expenses were recorded for executive board members in the years 2006 and 2005:

€ ('000s)	Fixed	Variable	2006 Compensation for termination	Total
Patrick Schwarz-Schütte	750	1,510	0	2,260
Prof. Dr. Iris Löw-Friedrich	400	436	0	836
Jürgen Baumann	300	350	1,285[3]	1,935
Detlef Thielgen	350	350	0	700
Dr. Klaus Veitinger[1]	560	1,068	2,686[2]	4,314
TOTAL	**2,360**	**3,714**	**3,971**	**10,045**

[1] Translation from US dollars to Euros at the respective exchange rate determined at the end of the previous month
[2] Comprises a waiting allowance for a contractual prohibition of competition of €1,274k
[3] Payment to be made in 2007

€ ('000s)	Fixed	2005 Variable	Total
Patrick Schwarz-Schütte	630	832	1,462
Prof. Dr. Iris Löw-Friedrich	300	385	685
Jürgen Baumann	300	294	594
Detlef Thielgen	300	315	615
Dr. Klaus Veitinger[1]	495	527	1,022
TOTAL	**2,025**	**2,353**	**4,378**

[1] Translation from US dollars to Euros at the respective exchange rate determined at the end of the previous month

In addition, the following Stock Appreciation Rights (SAR) and Restricted Stock Units (RSU) were issued:

	Issued RSU USA	2006 Issued SAR	Fair value of SARs on issuance (€'000s)
Patrick Schwarz-Schütte	–	50,000	1,399
Prof. Dr. Iris Löw-Friedrich	–	32,500	909
Jürgen Baumann	–	32,500	909
Detlef Thielgen	–	32,500.	909
Dr. Klaus Veitinger	11,753	32,500	909
TOTAL	**11,753**	**180,000**	**5,035**

Expressed in numbers/units	2005 Issued RSU USA	Issued SARs
Patrick Schwarz-Schütte	–	50,000
Prof. Dr. Iris Löw-Friedrich	–	32,500
Jürgen Baumann	–	32,500
Detlef Thielgen	–	32,500
Dr. Klaus Veitinger	16,824	32,500
TOTAL	**16,824**	**180,000**

The members of the Executive Board converted the following Executive Stock Option Programs (ESOP), Stock Appreciation Rights (SAR) and Restricted Stock Units (RSU):

	2006		2005	
Non-cash benefit € ('000s)	Conversion SAR/RSU	Conversion ESOP	Conversion SAR	Conversion ESOP
Patrick Schwarz-Schütte	2,635	18,555	1,097	–
Prof. Dr. Iris Löw-Friedrich	1,712	8,381	–	–
Jürgen Baumann	1,712	3,549	37	642
Detlef Thielgen	1,712	6,998	–	–
Dr. Klaus Veitinger	4,675	6,146	–	521
TOTAL	**12,446**	**43,629**	**1,134**	**1,163**

In addition, the remuneration includes defined benefits and benefits in kind. The benefits in kind mainly relate to an accident insurance policy and to taxable amounts determined in compliance with taxation guidelines on the use of company cars.

The Executive Board contracts of the aforementioned persons contain a provision which gives the respective Executive Board member the right to terminate his employment, giving one month's notice to the end of the month, should his removal from office occur without fault on his part after a change of control. This right of termination only applies to the term of office in which the change of control occurs. Should an Executive Board member exercise this right of termination, he is entitled to a payout covering the term of his employment agreement, i.e. payment of the basic remuneration amount, an average of the profit-related bonus, and the non-cash value of all other employment agreement benefits, for the period between termination of the employment agreement and the next possible regular termination date.

Provisions for pension obligations due to former members of the Executive Board and Company management were set aside in the amount of €4,843k as per December 31, 2006 (2005: €4,946k). Current remuneration of former members of the Executive Board or Company management amounted to €536k in fiscal year 2006. No loans were granted to members of the Executive Board as per the end of the year.

Mr. Patrick Schwarz-Schütte and Dr. Klaus Veitinger left the Executive Board as per December 31, 2006. Mr. Jürgen Baumann will leave the board on April 30, 2007. Effective January 1, 2007, Mr. Martin Schneider and Mr. Peter Möller were appointed to the Executive Board of SCHWARZ PHARMA AG.

31. Supervisory Board Remuneration System

The remuneration of the Supervisory Board is governed by the articles of incorporation of the Company and comprises a fixed remuneration and a variable component related to earnings per share.
Accordingly, members of the Supervisory Board received the following remuneration:

	2006			2005		
€ ('000s)	Fixed	Variable	Total	Fixed	Variable	Total
Dr. Winkhaus, Hans-Dietrich[1]	61	–	61	61	–	61
Pfeil, Axel C.[2]	31	–	31	31	–	31
Peddinghaus, Jürgen	15	–	15	15	–	15
Dr. Schwarz, Kurt-Rudolf	15	–	15	15	–	15
Dr. Eaves, Terence	15	–	15	15	–	15
Dr. Hauffe, Rüdiger[3]	6	–	6	15	–	15
Dr. Peill, Eberhard[4]	10	–	10	–	–	–
Bergmeier, Heinrich, Employee Rep.	15	–	15	15	–	15
Severin, Eva, Employee Rep.	15	–	15	15	–	15
Worm, Erwin, Employee Rep.	15	–	15	15	–	15
TOTAL	**198**	**–**	**198**	**197**	**–**	**197**

[1] Chairman
[2] Deputy Chairman
[3] full member till 10/05/2006
[4] full member till 11/05/2006

The members of the Supervisory Board (with the exception of several employee representatives) do not participate in the executive stock option programs and the stock appreciation rights programs. Mr. Terence Eaves received payment of €83k for consultancy services outside the scope of his supervisory board duties. Apart from the above, no other remuneration was paid to members of the Supervisory Board for activities outside the scope of their supervisory board duties.

Following the public tender offer made to the shareholders of SCHWARZ PHARMA AG by UCB S.A, Brussels, and its subsidiary UCB SP GmbH, Monheim, and subsequent to the acquisition of a qualified majority holding, all shareholder representatives appointed to the Supervisory Board by the general meeting resigned as members of the board via letters respectively dated January 15/17, 2007, these resignations becoming effective after a period of two weeks, i.e. on January 29/31, 2007.

This concerns the following:
- Dr. Hans-Dietrich Winkhaus
- Axel C. Pfeil
- Jürgen Peddinghaus
- Dr. Kurt Rudolf Schwarz
- Dr. Terence Eaves
- Dr. Eberhard Peill

On application by SCHWARZ PHARMA AG, the Local Court of Düsseldorf brought the supervisory board up to strength, appointing the following persons as new members by way of court order dated February 1, 2007:
- Dr. Wolf-Dietrich Loose, Lawyer
- Dr. Frédéric Roch Doliveux, Chairman of the Board UCB S.A.
- Jean-Pierre Pradier, Personnel Manager UCB S.A.
- Robert W. Trainor, Senior Legal Adviser UCB S.A.
- Gerhard N. Mayr
- Tom Lauda, Senior Manager UCB S.A.

In a constitutive meeting of the Supervisory Board on February 9, 2007, Dr. Loose was appointed Chairman of the Supervisory Board and Dr. Frédéric Roch Doliveux was appointed Vice-Chairman of the Supervisory Board. Correspondingly, new supervisory board elections are to take place at the annual general meeting of the Company on May 8, 2007 and possibly on May 9, 2007.

32. Directors' Dealing

Pursuant to Section 15 a of the German Securities Trading Act (WpHG), last amended by the German Investor Protection Improvement Act (AnSVG) of 28 October 2004, securities transactions conducted by Executive Board and Supervisory Board members of listed companies involving securities belonging to their own company must be immediately reported and published. SCHWARZ PHARMA AG reported all securities transactions made by the group of persons concerned which involved its company shares on the Company's internet site at www.schwarzpharma.com (under "Investor Relations/-Corporate Governance") in fiscal years 2005 and 2006.

33. Auditor's Fees

The Supervisory Board of SCHWARZ PHARMA AG commissioned the auditors Ernst & Young AG to audit the consolidated financial statements by way of a resolution passed by the Company's annual general meeting. The following fees were recorded as expenses for services rendered to the company by the group auditors Ernst & Young in 2006 and 2005:

€ ('000s)	**2006**	**2005**
Audit	840	693
Other confirmation and valuation services	0	2
Tax consultancy services	5	22
Other services	93	104
Total	**938**	**821**

The fees for the audit of the financial statements includes the fees for the audit of the consolidated financial statements and the legally required audit of SCHWARZ PHARMA AG and those of its subsidiaries/affiliates included in consolidation. The fees paid to Ernst & Young AG, Auditors/Tax Consultants , Düsseldorf, amounted to €310k (2005: €263k).

34. Corporate Governance

Declaration of conformity for Fiscal Year 2006 pursuant to Section 161 of the German Stock Corporation Act (AktG)

SCHWARZ PHARMA AG submitted the declaration of conformity required under Section 161 of the German Stock Corporation Act (AktG) in March 2006, and has made this permanently available to stockholders on the Company's internet site at www.schwarzpharma.com (under "Investor Relations/Corporate Governance"). In addition to the current declaration and previous declarations of conformity, the Company's remuneration report and its Corporate Governance report are also published on the said internet page.

35. Credit Risks

The Company regularly reviews the creditworthiness of the contractual parties with which it does business, both in respect of foreign currency transactions and with regard to other agreements. SCHWARZ PHARMA expects no losses which might arise from breaches of contract by the other parties. Given the large circle of customers, the risk of losses from doubtful debt with respect to trade receivables is limited. Credit assessments are conducted on a continuous basis to check the financial situation of individual customers; collateral security is usually not required.

36. Financial Liabilities

Financial liabilities mainly exist for future investments in expansion measures in Ireland and for open purchase orders. These totaled €56,974k as per December 31, 2006 (2005: €13,062k).

37. Finance Lease

Until 2003, the group companies had concluded permanent leasing contracts for office furnishings and operational equipment which met the finance lease requirements under IAS/IFRS and which were recorded in tangible assets. Within the course of 2004, various leasing contracts were renegotiated with the result that the leasing contracts for office furnishings and operational equipment are now classified as "operating lease" items. The leased assets concerned are hence no longer capitalized by the Company.

However, the field service fleet in the USA qualifies as finance lease and is therefore capitalized in the balance sheet. A sales force fleet of 345 vehicles (2005: 405 vehicles) with an average lease term of 24 months is capitalized as a leased asset as per December 31, 2006. Vehicles are ordered twice a year. The lease contract does not offer a favorable purchase option at the end of the lease term. Nor is ownership transferred to SCHWARZ PHARMA; however, the Company bears all the financial risks and enjoys all the rewards arising from the leasing contract.

The in the book values of finance leased assets as per December 31 amount to:

€ ('000s)	2006	2005
Gross value of company cars	3,112	3,903
Accumulated depreciation	1,556	1,952
Net book value of assets	**1,556**	**1,951**

The future finance lease obligations as per December 31 respectively amount to:

€ ('000s)	2006	2005
Up to a year	1,055	1,322
Between one and five years	527	661
More than five years	–	–
Future leasing obligations	**1,582**	**1,983**
net of interest	26	32
Present value of future leasing obligations	**1,556**	**1,951**

No contingent rentals were realized in income in connection with this agreement either in the reporting year or the previous year.

38. Operating Lease

The group companies are lessees with respect to various leasing contracts for company cars, certain operational equipment, office furnishings, and storage facilities. Rental and leasing expenses amounted to around €15,131k in 2006 (2005: €14,849k).

The future minimum rental and lease payments to be paid under the above-described operating lease contracts as per December 31, 2006 were as follows:

€ ('000s)	
Up to a year	10,981
Between one and five years	21,576
More than five years	4,482
Total	**37,039**

39. Guarantees and other Commitments

SCHWARZ PHARMA AG has given a payment guarantee to a lender of its affiliate SCHWARZ PHARMA S.L., Madrid/Spain, for the purpose of securing a granted guarantee credit line of up to €2,700k (previous year: €3,500k). At the balance sheet date, the credit line granted to the affiliate was used to the total extent of €2,700k (previous year: €3,268k).

SCHWARZ PHARMA AG has also given a letter of comfort to its affiliate SCHWARZ PHARMA Ltd., United Kingdom, in which it has promised contingent financial aid for the purpose of maintaining the company's business activities in the event that the company has to meet obligations arising from the 1999 Pharmaceutical Price Regulations Scheme (PPRS) to an extent which would otherwise jeopardize the company's ability to continue its business activities.

SCHWARZ PHARMA AG has also given a letter of comfort to a lender of its Irish affiliate SCHWARZ PHARMA Ltd., in which it has promised that SCHWARZ PHARMA AG holds 100% of the shares in the Irish company and that it will, if necessary, provide financial aid for the purpose of maintaining the company's ability to continue its business activities. At the reporting date, the guarantee credit line had not been used.

In addition, SCHWARZ PHARMA AG has also given a letter of comfort to its affiliate SCHWARZ PHARMA GmbH, Vienna/Austria, in which it has promised to fulfill obligations arising under a concluded marketing and distribution agreement with respect to a third party.

40. Contingent Liabilities

The Group companies are involved in various litigations which have come about within the ordinary course of business. These include patents disputes and labor law disputes. The Group companies enjoy statutory insurance cover to the extent of predefined insurance amounts with respect to health care, employers' liability insurance, and in some countries for product liability. In addition, the Group companies enjoy insurance cover for various risks via insurance policies taken out with independent insurance companies. SCHWARZ PHARMA regularly reviews the possible outcome of pending proceedings and the corresponding expected expenses, the availability and sufficient cover for such claims provided by existing insurance policies, and the correct measurement of provisions set aside for uncovered risks.

The outcome of pending proceedings cannot be predicted with certainty. In this respect, please refer to the comments on risk management.

SCHWARZ PHARMA AG and all affiliates within the SCHWARZ PHARMA Group are audited on a regular basis by the respective tax authorities/administrations. In as far as the risks arising in this connection can be quantified, the Company creates provisions on an appropriate scale.

41. Events after the Balance Sheet Date

Changes in the competitive situation in the USA and the expiry of patents for key marketed products in 2007 call for a restructuring of the Company's US business. SCHWARZ PHARMA has decided to cease marketing products in the field of general medicine. The neurological sales force is to be immediately expanded to a total of 92 employees in preparation for the marketing of Neupro® this summer.

The US organization intends to fill its new positions (around 30) with sales force employees from the field of general medicine. Since UCB is currently reorganizing its sales force in order to prepare for the upcoming market launch of Xycal, UCB will be able to offer some general medicine managers and sales force employees positions within the new UCB sales force. Those employees without an offer for continued employment will receive an appropriate settlement.

Since market conditions in Germany have also taken a turn for the worse – due, among other things, to state-mandated price reductions – the German sales affiliate feels compelled to introduce staff downsizing measures. The management will enter into negotiations with the works council on setting up a redundancy plan.

At the end of reporting year 2006, the Company had as yet not made any decisions concerning possible restructuring measures. Such action did not begin to take on concrete form until 2007. The financial effects of these possible measures cannot yet be estimated.

The credit line under the syndicated credit agreement dated December 8, 2005 was reduced by €36.7m to €238.3m since one of the participating banks cancelled its participation in the syndicated credit line due to the change of control at SCHWARZ PHARMA AG. After the balance sheet date, other banks made use of their special right of cancellation, leaving the credit line at €54.0m on the date the annual report was prepared.

Apart from the above-mentioned facts and circumstances, no events of any significance occurred after the balance sheet date which might have a material impact on the assets situation, financial situation, and earnings situation of SCHWARZ PHARMA and the risk assessment of the group.

Monheim, 9 February 2007

Detlef Thielgen
Jürgen Baumann
Prof. Dr. Iris Löw-Friedrich
Peter Möller
Martin Schneider

I. Notes concerning the Acquisition of SCHWARZ PHARMA by UCB

On 25 September 2006, SCHWARZ PHARMA and the UCB Group announced the conclusion of a business combination agreement on a friendly takeover bid for SCHWARZ PHARMA. Under the terms of this agreement, UCB presented a voluntary public tender offer to the shareholders of SCHWARZ PHARMA AG. As consideration, the shareholders received €50 in cash and 0.8735 shares in UCB S.A. per single SCHWARZ PHARMA share. For this purpose, the extraordinary general meeting held by UCB on 23 October 2006 passed a resolution for a capital increase covering 43,033,437 new common UCB shares. The newly issued UCB shares are listed for trading on the Euronext Brussels (Eurolist; ISIN: BE0003739530, ticker: UCB.BR). Schwarz Vermögensverwaltung GmbH & Co. KG and its partners, together holding around 60% of all shares in SCHWARZ PHARMA AG, accepted the tender offer in December 2006 and today no longer hold any shares in SCHWARZ PHARMA AG.

As per December 31, 2006, UCB held 41,178,889 shares in SCHWARZ PHARMA AG, corresponding to 83.63% of the common stock of SCHWARZ PHARMA AG. The common stock of SCHWARZ PHARMA AG amounts to €64,010,403.60 and is divided into 49,238,772 no-par-value bearer shares.

The SCHWARZ PHARMA Group was included in the consolidated financial statements of the UCB Group for the first time as per December 31, 2006.

On January 11, 2007, UCB and SCHWARZ PHARMA announced their intention to conclude a domination and profit-and-loss transfer agreement, with UCB SP GmbH as the controlling company and SCHWARZ PHARMA AG as the controlled company. The domination and profit-and-loss transfer agreement has yet to be approved by the general meeting of SCHWARZ PHARMA AG. The corresponding resolution on approval is to be adopted at the ordinary general meeting of SCHWARZ PHARMA AG due to be staged on May 8, 2007 and possibly on May 9, 2007.

Within the course of the above-described control share acquisition of SCHWARZ PHARMA AG by the UCB Group, a distribution partner of the German subsidiary unilaterally cancelled the three existing distribution agreements as per end of December in order to preserve his legal position. The companies are in negotiations to discuss the possibilities of a continued cooperation. SCHWARZ PHARMA expects the partnership will be successfully continued.

In addition, a distribution cooperation agreed with the German subsidiary – in which SCHWARZ PHARMA AG is also a contractual partner – was cancelled by the licenser a year before its regular expiry due to the control share acquisition by UCB.

All shareholder representatives appointed to the Supervisory Board by the general meeting resigned as members of the Supervisory Board via letters respectively dated January 15/17, 2007, these resignations becoming effective after a period of two weeks, i.e. on January 29/31, 2007.

The following persons are concerned:

- Dr. Hans-Dietrich Winkhaus
- Axel C. Pfeil
- Jürgen Peddinghaus
- Dr. Kurt Rudolf Schwarz
- Dr. Terence Eaves
- Dr. Eberhard Peill

On application by SCHWARZ PHARMA AG, the Local Court of Düsseldorf brought the supervisory board up to strength, appointing the following persons as new members:

- Dr. Wolf-Dietrich Loose, Attorney-at-Law
- Dr. Frédéric Roch Doliveux, CEO UCB S.A.
- Jean-Pierre Pradier, Personnel Manager UCB S.A.
- Robert W. Trainor, Senior Legal Adviser UCB S.A.
- Gerhard N. Mayr
- Tom Lauda, Senior Manager UCB S.A.

In a constitutive meeting of the Supervisory Board on February 9, 2007, Dr. Loose was appointed Chairman of the Supervisory Board and Dr. Frédéric Roch Doliveux was appointed Vice-Chairman of the Supervisory Board. Correspondingly, new supervisory board elections are to take place at the annual general meeting of the company on May 8, 2007 and possibly on May 9, 2007 held in Düsseldorf.

II. Description of the company's business activities and general economic conditions

Business Activities

The SCHWARZ PHARMA Group is a pharmaceutical enterprise whose activities are focused on research and development, production, marketing and distribution, including the correspondingly required service and administrative activities.

Its research and development activities are concentrated on the clinical development and testing of new drugs in the fields of neurological and urological disorders. The key centers of its activities are Monheim/Germany, Shannon/Ireland, and Durham, North Carolina/USA.

Active ingredients are manufactured in Shannon/Ireland and drugs in solid form are produced both in Zwickau and Monheim/Germany for the European domestic market and for abroad, and in Seymour, Indiana/USA, for the American market.

The group has its own distribution companies positioned in the key pharmaceutical markets in Europe, the USA, and Asia (excluding Japan). Its international presence is augmented by license agreements with established distributors in 50 additional countries. SCHWARZ PHARMA currently sells drugs particularly intended for the treatment of cardiovascular, central nervous system, and gastrointestinal indications. The established drugs mostly count among the standard therapies used to treat these disorders. Since the majority of these products have been successfully sold over a long period of time, patent protection no longer exists in most cases.

General economic conditions

World economy

The world economy continued its dynamic development in 2006, in defiance of higher oil prices and interest rates. World production growth reached 3.9%, marking a slight rise against the previous year.

The world economy – despite interest rate increases by various central banks – was buoyed by still favourable monetary framework conditions in the key economic areas. The short-term and long-term real interest rates remained low historically speaking, although US monetary policy seems to have lost its expansionary focus in exceeding the interest rate level of 5%. In the euro zone, however, interest rate increases pointed the way to a neutral monetary policy, after the expansionary trend seen over the last few years. Only Japan, despite a moderate increase in the key interest rate to 0.25%, can continue to speak of an expansionary monetary policy.

The real-estate markets in many countries benefited from these favorable financing conditions. Both the additional investments in residential construction and the effect on property arising from increases in real-estate values were key drivers of the economic rally.

A positive trend was also to be seen on the job markets in the biggest economic areas. Employment increased significantly and unemployment ratios declined year-over-year in the USA, the euro zone, and in Japan. Although there were no significant pay rises in Europe and Japan, higher employment overall helped buoy up consumption and the economy.

Once again, oil prices had a weakening effect on the world economy, hitting new all-time highs within the course of the year. This development was largely due to the continued strong demand in Asia and the USA.

In addition, the new price push by the energy providers caused a rise in inflation rates worldwide. The rising oil prices are responsible, among other things, for increasing global disparities in balances of trade. Particularly the further increase in the US trade deficit continues to present a risk to development of the world economy since an abrupt adjustment might lead to turbulences on the foreign exchange markets and an economic relapse.

Germany

Germany experienced an upturn in the economy in 2006. The GDP increase of 2.4% in 2006 was the highest figure since 2000. However, the upswing was not only attributable to the increase in exports, as in previous years, but was also buoyed up by the strong increase in domestic demand. Particularly investments in construction made a positive contribution to the GDP increase, for the first time since 1999. The upswing also affected the labor market in 2006. However, the significant increase in employment did not quite rub off onto private consumption, which rose only moderately.

However, the economic upswing was also affected by a series of special effects. 2006 was already affected by the looming shadow of the planned VAT increase in 2007. Advance purchasing effects from consumer durables and advance activities in residential construction had a positive impact on Germany's economic situation.

Sector trend

The pharmaceutical market continues to be one of the world's growth markets. Innovative products and the demographic trend will continue to fuel such growth in the future. However, this growth momentum is muted by rising health care system costs, state-mandated cost-cutting measures, and increased prescriptions of generic drugs, among other things. In 2006, this was exacerbated by the fact that never in the past few years were there so many high-sales patents which expired in a single year. The competition between market participants is becoming stiffer. At the same time, pressure is increasing on the competitiveness of pharmaceutical business locations.

In 2006, corporate enterprises reacted to the pressure with various mergers, as evidenced by the sale of Altana Pharma, the acquisition of Serono by Merck, the sale of Schering by Bayer, and last but not least the acquisition of SCHWARZ PHARMA by the Belgian pharmaceutical company UCB. Particularly medium-sized pharmaceutical manufacturers are making acquisitions to close the gap to their dominant US competitors.

Big Pharma investments in the biotech sector significantly increased in 2006. In the past, the focus was still on partnerships and license agreements with small biotech companies. Now there is a readiness to completely take over such companies and so meet the demand for new products and technologies.

Health policy conditions

As in the previous year, the worldwide trend of increasing interventions by national legislators in the state-controlled health care systems continued into the year under review. In addition, generic competition had a weakening effect on the market. This again had a negative effect on the margins of key sales drivers in Europe. Particularly hard hit in the year under review were Spain, Italy, and the UK. In Germany, too, the unchanged strained financial situation of the statutory health insurance funds prompted the German federal government to introduce additional measures to prevent a rise in the total expenditure on medicines.

III. Notes to the consolidated income statement

The consolidated income statement shows the development of the earnings situation of the SCHWARZ PHARMA Group over the last two years.

Net sales

The SCHWARZ PHARMA Group achieved net sales of €1,000.4m in fiscal year 2006, marking an increase of +1.0% compared to 2005. An increase in sales by +4.6% to €990.6m had been recorded in the previous year.

Changes in foreign exchange rates decreased sales by –€3.7m in 2006 and increased sales by +€3.7m in 2005. After adjusting for exchange rates effects, group sales increased by 1.4% to €1004.1m (instead of an effective increase of 1.0%).

Sales in its international business rose by +1.7% to €771.0m (2005: €758.3m). The foreign contribution to group sales came to 77.1% in 2006 (2005: 76.6%). 58.4% thereof was attributable to the USA (2005: 57.1%), 36.7% to Europe (2005: 38.3%), and 4.9 % to Asia (2005: 4.6%).

USA

US sales rose by 3.9% to €450.3m in the year under review (2005: €433.2m) or by 5.1% to €455.1m after adjusting for foreign currency exchange effects.

Generic omeprazole sales of €191.4m (US$240.3m) were slightly above the level of the previous year (€184.2m).

The expected sales decline of the gastrointestinal drug Glycolax (polyethylenglycol) by €7.5m to €44.6m due to the market entry of several competitors was partially offset by the very positive trend of other "specialty pharma" products. In particular, sales of Niravam and Parcopa more than doubled to €13.5m and €6.1m respectively. Glycolax, Niravam, and Parcopa were launched on the US market in 2004 and 2005 respectively as "specialty pharma" products whose particular, innovative formulation and form of administration, e.g. in the form of an orally dissolving tablet, offers the patient an additional benefit. In addition, the company's Colyte product line made a positive contribution to Group business with a sales increase of 25.4% to €18.4m.

After Teva stopped sales of its generic moexipril in the fall of 2004, the related inventory build-up among wholesalers led to positive effects in the previous year. Sales of Univasc (moexipril) fell to €26.3m after €27.9m in 2005.

Other key sales drivers were cardiovascular products such as the calcium antagonist Verelan PM (Verapamil HCL) with sales of €43.6m (+3.8%), the combination product Uniretic (moexipril/HCTZ) with sales of €22,5m (+10.0%), and Procto, a drug against dermatosis, with sales of €16.6m (+37.7%).

Germany

The German sales affiliates achieved sales of €216.1m in 2006 after €221.1m in the previous year.

Government-mandated price reductions totaling 28.5% on the gastrointestinal drug Rifun (pantoprazole), the previous year's top-performing product within the German sales affiliate's portfolio, led to a sales decline of €12.2m to a figure of €39.9m.

The concentration on innovative, patented drugs in the company's German product range is nevertheless proving to be a step in the right direction. In the face of a difficult market environment, the actively promoted and patented products showed continued growth, proving the company's marketing strength.

The group's top-performing product in Germany was the antiasthmatic drug Atmadisc (salmeterolxinafoate), achieving sales of €47.1m (+6.2%) In third place among the top products was the hypertension drug Provas (valsartan), producing sales of €37.3m (+5.9%). Other leading products marketed by the German sales affiliate are Prostavasin (alprostadil) for treating peripheral arterial occlusive disease and the iron preparation Ferro Sanol, respectively achieving sales of €24.2m (−2.8%) and €15.0m (+7.6%).

The market launch of Neupro (rotigotine transdermal patch) for treating Parkinson's disease has far exceeded expectations, already contributing €7.2m to group sales.

France

French sales rose by 2.4% to €59.0m. Particular contributors to this increase in sales were the gastrointestinal drug Vogalene (metopimazine), rising by +17.9% to €12.3m, and Edex (alprostadil) for treating erectile dysfunction, up by +10.1% to €11.8m. The key sales driver continues to be the migraine drug Seglor (dehydroergotamine), with sales of €12.4m slightly down from the level of the previous year (–2.2 %). The company's top-performing products also includes the hypertension drug Kerlone (betaxolol), with sales of €9.1m (–2.3%).

Italy

Sales in Italy fell distinctly year-on-year, reaching €47.9m (–9.5%). The key reason for this is the disposal of Folina in the previous year, since the corresponding sales are absent in the year under review. The remaining portfolio of SCHWARZ PHARMA Italy shows an inconsistent business development. Increased sales of the cardiovascular drug Clivarina (reviparine sodium), up 6.4% to €12.7m, were overcompensated by a fall in sales of Deponit (glyceryl trinitrate), a transdermal drug delivery patch for treating angina pectoris, and lower sales of Lorans, a drug for treating anxiety and panic disorders. Deponit and Lorans achieved sales of €12.6m (–9.1%) and €4.5m (–10.7%) respectively.

Spain

In Spain, SCHWARZ PHARMA achieved sales of €27.4m after sales of €31.6m in 2005, marking a decline of 13.3%. The Spanish market continues to be affected by government-mandated price cuts and intensive competition from generics. The company's top-performing product, as in 2005, continues to be the hypertension drug Miten/Miten Plus (valsartan) with sales of €8.3m (–0.1%), followed by the transdermal delivery patch Cordiplast (glyceryl trinitrate) with sales of €4.6m (–8.2%). The iron deficiency preparation Ferro, with sales of €3.4m (+33.6%), made it into third place.

United Kingdom

UK sales fell by 13.8% to €24.5m or by 14.1% to £16.7m. This decline is largely caused by generics competition affecting the key sales drivers and is also due to problems faced by a supplier in manufacturing a minor product. The company's top-performing product continues to be the analgesic Tylex (paracetamol, codeine) with sales of €8.0m (–15.9%), followed by Dioctyl (docusate sodium), a gastrointestinal drug, with sales of €5.8m (–4.7%). The third-strongest UK product, Elantan (isosorbidmononitrate) for treating angina pectoris, recorded a drop in sales to €4.6m (–14.0%). The market launch of the Neupro (rotigotine transdermal patch) matched the company's expectations.

Poland

Polish sales rose by 10.1% to €27.9m. This development was partly due to positive exchange rate effects. The majority of products sold by the Polish distribution company continue to face drastic competition from generics, causing a decline in sales of its key sales drivers. The top-performing product is the established cardiovascular drug Effox (isosorbidmononitrate) with sales of €8.0m (–8.0%), followed by Cardin (simvastatin), a drug for treating coronary heart diseases, with sales of €5.9m (–1.7%). These sales declines are more than fully offset by sales of the hypertension drug Ipres (€1.8m), first launched in 2005.

Rest of Europe and licensing business

A new organizational structure, "Rest of Europe", was implemented at the start of fiscal year 2006, bringing together the group's business units in Austria, Switzerland, and the Scandinavian and Benelux countries. What is more, the "Eastern Europe" segment, comprising those Eastern European countries in which SCHWARZ PHARMA has its own representation but no legally independent affiliates of its own (Czech Republic, Slovakia, Bulgaria), has also been allocated to this organizational unit.

Sales in the segment "Rest of Europe" came to €17.3m (+23.8%), marking a significant increase over last year.

The Group's licensing business with other countries (Rest of the world) fell by 8.8% to €42.2m. In several countries existing supply contracts concluded with distribution partners were terminated and distribution will now be in the hands of SCHWARZ PHARMA's own affiliates (e.g. Scandinavia). The top-performing products were Elantan (isosorbidmononitrate) with sales of €13.7m (+9.3%), Ferro (iron) with sales of €11.2m (+34.4%), and Deponit (glyceryl trinitrate) with sales of €11.1m (–13.5%).

Commonwealth of Independent States

Representative offices in Moscow, Kiev, and Almaty cover the markets in Russia, White Russia, Armenia, Georgia, Azerbaijan, the Ukraine, Moldavia, Kazakhstan, and Uzbekistan.

The region continued to show a positive sales trend with a volume of €33.7m (+9.8%).

A health care reform carried out in Russia in the previous year led to considerable sales increases in 2005 since wholesalers and pharmacists were urged by the government to increase their stocks of certain product groups, which included SCHWARZ PHARMA products. This trend continued into 2006. Isoket (isosorbiddinitrate) for treating coronary heart disease, achieving sales of €18.9m, was by far the strongest-performing product in this area.

Third-party manufacturing business

The volume of European contract manufacturing business with third parties rose by 14.2% to €16.5m.

Asia

The positive trend in the Asian region witnessed in previous fiscal years continued into 2006. SCHWARZ PHARMA achieved a sales increase of 7.3% to €37.5m in the year under review. The key sales drivers were Isoket (isosorbiddinitrate), achieving sales of €11.1m (+20.7%), and Elantan (isosorbidmononitrate), producing sales of €6.3m (+5.5%). SCHWARZ PHARMA has an Asian presence in the following countries: China including Hong Kong and Macao, the Philippines, Korea, Taiwan, Indonesia, Thailand, Singapore, and Malaysia.

The breakdown of sales by region in 2006 is hence as follows:

	Sales	Δ over prior year	Share of total sales
Europe	512.6 Mio. €	−1.9%	51.2%
(thereof Germany)	*229.3 Mio. €*	*−1.3%*	*22.9%*
USA	450.3 Mio. €	+3.9%	45.0%
Asia	37.5 Mio. €	+7.3%	3.8%
TOTAL	**1,000.4 Mio. €**	**+1.0%**	**100.0%**

In 2006, the 25 top-performing products generated 84% of total sales (2005: 83%) within the SCHWARZ PHARMA Group. The top-selling product continues to be generic omeprazole (gastrointestinal drug) which has been on the US market since December 2002, achieving sales of €191.4m (2005: €184.2m).

Due to the positive sales trend in Eastern Europe, Isoket (isosorbiddinitrate), with sales of €50.1m, was the second-strongest product. This is followed by the antiasthmatic drug Atmadisc (salmeterolxinafoate), achieving a growth rate of 6.2% and a sales volume of €47.1m, and the cardiovascular drug Elantan (isosorbidmononitrate), producing annual sales of €43.8m (+1.2%). The hypertension drug Provas/Miten (valsartan) (€45.7m, +4.7%) has shown constant sales growth since its market launch.

Other key sales drivers in 2006 continued to be the US distributed calcium antagonist Verelan PM (€43.6m, +3.8%) and Prostavasin (alprostadil), a drug for treating peripheral arterial occlusive disease (€43.5m; +5.6%). Sales of the gastrointestinal drugs Glycolax (€44.6m, −14.5%) and Rifun (€39.9m, −23.4%) saw considerable declines due to competition from generics and government-mandated price reductions. SCHWARZ PHARMA sales of Deponit (glyceryl trinitrate patch), a cardiovascular drug also belonging to the company's nitrate product line, came to €33.8m (−7.5%). The established drug against iron deficiency, Ferro Sanol, continued to perform well against competitive products, contributing €29.8m (+19.8%) to SCHWARZ PHARMA Group sales.

Production

Production of 5-isosorbide mononitrate at the Shannon plant reached 55 tons, marking the highest output since its start-up in 2000. The production of moexipril and several other drugs was terminated in the summer of 2006 in order to expand the existing production plant for the company's pipeline products. Output at the Zwickau plant increased by around 45% year-over-year, due to completion of the company's pharmaceutical production transfer and because of additional demands for nitrates and the Ferro product line. Output levels in Monheim were about the same as in the previous year.

The transfer of pharmaceutical production from Shannon to Zwickau is now almost complete from a regulatory point of view.

All plants remain committed to continuously improving their processes. A superproportional increase in output was achieved with relatively small increases in personnel.

2006 saw the launch of Neupro® in several European markets. The supply chain for the product launch was controlled from Shannon. The patches are packed in Monheim on a packaging system specifically acquired for this purpose.

Production outlook for 2007

For 2007 SCHWARZ PHARMA expects the same or slightly increasing output levels at all its production sites throughout Europe. The launch of Neupro® in other European countries and the USA represents a major task, especially in Shannon and Monheim. Preparations for launching other pipeline products are in full swing. The procurement of required capacities is already initiated and will continue into mid-2007.

Machinery, equipment, and processes

In the summer of 2006, the "multi-purpose plant" in Shannon was closed down. Within the framework of a site development project, the building is being converted into a mono-production plant for fesoterodine. The overall project also includes investments in new storage sites, infrastructure measures, and environmental protection.

Measures for expanding capacities have also been introduced in Zwickau, for the Ferro and fesoterodine product lines and for the quality control laboratory. These measures should largely be completed by the end of the first quarter of 2007.

Particularly at the Shannon and Zwickau locations, preparations for pre-approval inspections by the FDA, the US regulatory authority, have already been made or are still ongoing in connection with obtaining marketing approval for the company's pipeline products.

Gross profit

The gross profit on sales amounted to 67.4% of sales in the year under review (2005: 67.9%). In absolute terms, gross profit improved year-on-year by €2.0m or 0.3% to a level of €674.6m in 2006. The cost of goods sold ratio was hence around the same figure as the previous year.

Marketing costs

Selling expenses cover all sales promotion expenses, sales service expenses, and other marketing expenses. In fiscal year 2006, selling expenses – as a percentage of sales – increased to 32.9% (2005: 30.1%). In absolute terms, selling expenses rose by €30.9m to a level of €329.0m. Personnel expenses increased particularly in the USA since, within the scope of expanding the neurology/CNS sales force lines, new sales force employees were engaged in the course of the previous year and their salaries were subsequently paid for a full 12-month period in the year under review. Significantly higher expenses for executive stock option programs throughout all affiliates also contributed to a rise in personnel expenses. UCB's acquisition of over 50% of SCHWARZ PHARMA stock rendered all executive stock option programs fully exercisable and the outstanding compensation payments were correspondingly recognized in expenses in full. In addition, the special bonus paid to the employees led to increased personnel expenses. In connection with the launch of Neupro (rotigotine transdermal patch) and its upcoming launch throughout many other diverse countries, marketing activities were carried out in many affiliates, also leading to a rise in selling expenses.

General and administrative expenses

General and administrative expenses showed a year-on-year increase, rising by 17.9% of sales in 2006 (2005: 10.9%). In absolute terms, administrative expenses increased year-on-year by €70.4m to €178.7m. This was again due to increased expenses for executive stock option programs as a result of the successful takeover by the Belgian biopharma company UCB, and again attributable to the special bonus paid to the employees. What is more, a higher degree of advisory services was used in the reporting year.

Basic structure of Executive Board remuneration at SCHWARZ PHARMA AG

Executive Board remuneration is comprised of a fixed emolument plus a variable component. In addition to this, Executive Board members participate in the company's executive stock option programs (ESOP and Stock Appreciation Rights Program 2005 – SAR 2005). The variable remuneration component is granted as a profit-related bonus based on the respective previous fiscal year. It is determined by the achievement of personal targets and the achievement of predefined key figures, such as the Group's net result after taxes. In addition, the remuneration includes defined benefits and benefits in kind. The benefits in kind mainly relate to an accident insurance policy and to taxable amounts determined in compliance with taxation guidelines on the use of company cars.

The executive board contracts – with the exception of the contracts for the newly appointed members Martin Schneider und Peter Möller, effective from January 1, 2007 – contain a provision which gives the respective executive board member the right to terminate his employment, giving one month's notice to the end of the month, should his removal from office occur without fault on his part after a change of control. This right of termination only applies to the term of office in which the change of control occurs. Should an executive board member exercise this right of termination, he is entitled to a payout covering the term of his employment agreement, i.e. payment of the basic remuneration amount, an average of the profit-related bonus, and the non-cash value of all other employment agreement benefits, for the period between termination of the employment agreement and the next possible regular termination date.

In the reporting year, termination agreements were concluded with the three executive board members leaving the company and in this connection severance payments amounting to a toal of €3,971k (including a waiting allowance of €1,274k for a contractual prohibition of competition) were agreed.

Mr. Patrick Schwarz-Schütte and Dr. Klaus Veitinger left the Executive Board as per December 31, 2006. Mr. Jürgen Baumann will leave the board on April 30, 2007. Effective January 1, 2007, Mr. Martin Schneider and Mr. Peter Möller were appointed to the Executive Board of SCHWARZ PHARMA AG.

According to Section 7 (1) of the articles of incorporation of SCHWARZ PHARMA AG, the Executive Board consists of a least two members. Pursuant to Section 7 (2) of the articles of incorporation, the number of members and their individual appointment is determined by the Supervisory Board, which may also appoint vice members of the Executive Board. According to Section 7 (3), the Supervisory Board appoints one of the members of the executive board as its chairman and may also appoint a vice-chairman. As for the remainder, the appointment and dismissal of executive board members is regulated by law, particularly as provided for under Sections 84 and 85 of the German Stock Corporation Act (AktG).

Changes in the articles of incorporation are regulated by law, particularly as set out under Sections 179 and 181 of the German Stock Corporation Act (AktG). According to Section 22 (2) of the articles of incorporation SCHWARZ PHARMA AG, the chairman of the general meeting determines the form and further details of voting on a resolution to change the articles of incorporation. The voting result is determined by counting the assenting and dissenting votes. The manner in which the outcome is determined, which may, for example, be performed by deducting the assenting/dissenting votes and abstentions from the overall votes granted to those entitled to vote, is also determined by the chairman of the general meeting.

The remuneration of the Supervisory Board is governed by the articles of incorporation of the company and comprises a fixed remuneration and a variable component related to earnings per share.

The members of the Supervisory Board (with the exception of several employee representatives) do not participate in the executive stock option programs and the stock appreciation rights programs.

Research and development expenses

Research and development expenses fell sustantially by 16.9% (–€43.9) to a level of €215.1m in the reporting year. They thus amounted to 21.5% of sales (2005: 26.1%). This was primarily due to the acquisition of all rotigotine rights from Aderis Pharmaceuticals Inc., USA, by SCHWARZ PHARMA Ltd., Ireland, in July of 2005. This strategic acquisition amounting to €63.3m was comprised in the research and development costs of the previous period.

Furthermore, the rapid progress of the company's pipeline projects also contributed to the continuing high level of research and development expenses. The personnel expenses are also rising in the research and development segment, mainly due to increased expenses for executive stock option programs as a result of the successful takeover by the Belgian biopharma company UCB, and also attributable to the special bonus paid to the employees. More information on the individual research projects is to be found in the sections below.

The worldwide research activities of SCHWARZ PHARMA are comprised in SCHWARZ BIOSCIENCES. Having sold the exclusive rights to the neurology project fesoterodine to Pfizer in May 2006, SCHWARZ PHARMA is now focusing its research and development activities on the central nervous system. Nine development projects at various clinical test stages are currently in the development pipeline. Clinical trials have already been completed for Neupro, the rotigotine transdermal patch for treating Parkinson's disease (already on the market in the first European countries since March 2006) and the drug fesoterodine for treating overactive bladder syndrome (marketing applications submitted in the first quarter of 2006). The drug lacosamide, which SCHWARZ PHARMA is developing both for treating neuropathic pain and epilepsy, and rotigotine, for treating Restless Legs Syndrome (RLS), are undergoing the final phase of clinical development, phase III. A nasal-spray formulation of rotigotine for the acute treatment of symptoms of Parkinson's disease is currently undergoing phase II of clinical development. In addition, SCHWARZ PHARMA is testing the drugs rotigotine and lacosamide for other indications. This concerns disorders of the central nervous system, such as fibromyalgia (soft tissue rheumatism), osteoarthritis (arthrosis of the joints), and migraine prophylaxis. All projects progressed as planned in 2006.

Neupro® (rotigotine transdermal patch) – Parkinson's disease

The European Medicines Evaluation Agency (EMEA) granted marketing approval for Neupro® (rotigotine transdermal patch) for the treatment of the signs and symptoms of Morbus Parkinson's disease as monotherapy in mid-February 2006. It is the first product to leave the innovative development pipeline for which SCHWARZ PHARMA has obtained marketing approval. This enables the market launch of Neupro® throughout all 27 EU member states, having begun in March 2006 with Germany and the UK and continuing in other countries since then. At the end of February 2006, the FDA (the US regulatory authority) issued an approvable letter for Neupro® (rotigotine transdermal patch) as monotherapy for treating early-stage Parkinson's disease. SCHWARZ PHARMA submitted the required documents to the FDA at the end of August 2006.

Neupro® with its active ingredient rotigotine is a non-ergoline dopamine agonist formulated as a transdermal patch. The patch is applied once a day and delivers the drug to the body via the skin continuously over a 24-hour period, so providing constant receptor stimulation. International clinical trials on patients with early and advanced Parkinson's disease have shown the patch's efficacy and tolerability. In a total of more than 20 clinical trials, over 2,000 Parkinson patients with early or advanced stages of the disease were treated with Neupro® (rotigotine transdermal patch). Rotigotine exhibits a promising receptor profile, good controllability, and a low drug-drug interaction potential. The formulation as a patch allows comfortable once-a-day administration and easy handling.

Parkinson's disease (Morbus Parkinson) is a functional disorder of the central nervous system. Approximately 4 million affected patients worldwide suffer from a deficiency of dopamine, a neurotransmitter in the central nervous system which is responsible for the coordination of movement. As a result of this deficiency, those affected can no longer properly control their body movements. Dopamine agonists are used to try to compensate this dopamine deficiency.

Rotigotine transdermal patch – Restless Legs Syndrome (RLS)

First results of a double-blind and placebo-controlled phase III trial of the rotigotine transdermal patch indicate that rotigotine administered to RLS patients leads to a clinically relevant and statistically significant improvement of symptoms. All doses tested showed a significant improvement of symptoms compared to placebo. First results of a second phase III trial are expected in the first quarter of 2007. Furthermore, SCHWARZ PHARMA has also successfully tested rotigotine for treating RLS in a double-blind and placebo-controlled sleep laboratory study. First results indicate a statistically significant and clinically relevant improvement of symptoms.

"Restless Legs Syndrome" is also known as "Ekbom's Syndrome". Up to 10% of the population experience symptoms of this neurological disease which is characterized by an unpleasant restless urge and a tingling in the legs. These symptoms often manifest themselves in peaceful phases, doing so particularly in the evenings and at night and thus preventing recuperative sleep. RLS is a chronic, slowly progressive disease which occurs about as frequently as migraine or diabetes. The presumed cause is a metabolic disorder of the nervous system.

Rotigotine nasal spray – acute intervention for Parkinson's disease

By developing a nasal spray formulation, SCHWARZ PHARMA seeks to provide an additional way of administering rotigotine. When drugs are applied via the nose and taken up into the body via the mucous membrane, they usually reach the corresponding site of action without further metabolism by the liver. A nasal-spray formulation of rotigotine is therefore well-suited to quickly alleviating acute symptoms of Parkinson's disease. Phase IIa trials were concluded in the fall of 2006. First results of phase II clinical trials indicate that a nasal spray formulation of rotigotine may be suitable for the acute treatment of symptoms of Parkinson's disease. The future clinical development plan is currently being prepared.

Lacosamide – epilepsy

In March 2006, SCHWARZ PHARMA presented the first results of a phase III trial using lacosamide in combined therapy for treating adult epilepsy patients. At the end of October 2006, SCHWARZ PHARMA reported on the second phase III trial. First results of these double-blind, placebo-controlled phase III trials show a clinically relevant and statistically significant improvement of both target parameters – a reduction in the number of epileptic fits and a 50% response rate. The submission of marketing applications for lacosamide in treating epilepsy is planned for the second quarter of 2007 in Europe and for the final quarter of 2007 in the USA.

Epilepsy is the umbrella term given to an entire group of hereditable, trauma-related, or organically related diseases. An abnormal increase in activity in the central nervous system produces so-called epileptic fits, manifest as a dysfunction of the sensory system, of the motor functions, or of a person's emotional state or objective behavior. Around 0.5 to 1.0% of the population suffer from epilepsy. Anti-epileptic drugs serve to prevent epileptic fits and are usually administered as a permanent therapy.

Lacosamide – diabetic neuropathic pain

SCHWARZ PHARMA is also developing lacosamide for treating chronic pain caused by diabetic neuropathy. In March 2006, SCHWARZ PHARMA reported the first results of a third phase III trial. Administration of the target dose of 400mg/day of lacosamide achieved a clinically relevant reduction of neuropathic pain with a favorable side-effects profile. These results are consistent with earlier trial results. First results of another phase III trial are already expected in the first quarter of 2007. The submission of marketing applications for lacosamide in treating diabetic neuropathic pain is planned for the third quarter of 2007 in Europe and for the final quarter of 2007 in the USA.

Neuropathic pain is caused by a functional disorder of the central or peripheral nervous system. In contrast to "normal" pain, neuropathic pain does not serve any warning function. Approximately 11 million diabetics suffer from the consequences of diabetic neuropathic pain.

Lacosamide – dual mechanism of action identified

Lacosamide is a new-generation anti-convulsant. In November 2006, SCHWARZ PHARMA announced that a new dual mechanism of action had been identified for the drug lacosamide. The results obtained from preclinical trials indicate that lacosamide may offer greater efficacy with fewer side-effects and intervene in the disease process, slowing down or even stopping the progression of the disease. This new mechanism of action is relevant both for epilepsy as well as for neuropathic pain and will be included in the marketing applications.

Rotigotine and lacosamide – new indications

SCHWARZ PHARMA is testing the drugs rotigotine and lacosamide in other fields of treatment. This concerns disorders of the central nervous system, such as fibromyalgia (soft tissue rheumatism), osteoarthritis (arthrosis of the joints), and migraine prophylaxis. The first of the planned phase IIa trials on the use of lacosamide in treating fibromyalgia began in October of this year. First results of this double-blind and placebo-controlled trial are expected in the first quarter of 2008.

Fesoterodine – overactive bladder syndrome/ urinary incontinence

After successful completion of its clinical trials, SCHWARZ PHARMA submitted European and US marketing applications for fesoterodine for treating overactive bladder syndrome in March 2006. In April, SCHWARZ PHARMA announced that it had concluded an agreement with Pfizer. Under the terms of their agreement, SCHWARZ PHARMA grants Pfizer worldwide exclusive rights to fesoterodine. As consideration, SCHWARZ PHARMA received a payment of US$100m (€79.5m) in June 2006 and will receive additional milestone payments totaling up to US$110m, among other things, when the drug is given marketing approval in the USA and Europe. Of these milestone payments, €10.3m were already recorded in 2006. The ongoing development costs until marketing approval is granted are reimbursed by Pfizer. As soon as fesoterodine has been launched onto the market, SCHWARZ PHARMA AG will receive royalties on sales of fesoterodine and Pfizer's antimuscarinic drug Detrol® (tolterodine). The deal also settled all legal disputes between the companies concerning fesoterodine.

The anti-muscarinic agent fesoterodine is a new drug developed by SCHWARZ PHARMA. The main symptoms of overactive bladder syndrome are urinary frequency and urgency, with or without incontinence episodes (wetting). Approximately 10% of the population over the age of 40, for the most part women, suffer from this disease. These symptoms are usually treated using anti-muscarinic agents, to which the drug fesoterodine, newly developed by SCHWARZ PHARMA, belongs.

Amortization of intangible assets

Against the previous year, the amortization of intangible assets decreased by €0.2m in reporting year 2006. This reduction in amortization is due to expiry of the amortization period of various smaller intangible assets. Simultaneously, the amortization of software licenses and newly acquired rights rose only slightly.

Impairment of assets pursuant to IAS 36

In conducting the annual impairment tests on products not subject to regular amortization, the need for an adjustment was identified in the case of two product rights belonging to a US affiliate. An impairment loss pursuant to IAS 36 amounting to €8.0m was recorded to adjust the book value of the product rights to their fair value. The German sales affiliate discontinued a licensed product in December 2006. The book value of the license right amouting to €3.5m was completely written off. An additional value adjustment needed to be made for a

SCHWARZ PHARMA AG product right in the UK market. In view of changes in the market conditions for this drug, there was an indication pursuant to IAS 36 that an extraordinary impairment test needed to be carried out. The book value of the product right was no longer realizable and therefore an impairment loss of €0.6m was duly determined and recorded. In addition, less favorable market conditions in Spain caused impairment losses on two minor product rights belonging to the group's Spanish affiliate and impairment losses of €0.5m had to be taken into account.

Impairment losses in fiscal year 2005 amounted to €6.1m. The impairment test on product rights not subject to regular amortization had produced a need for value adjustments of €5.5m at a US affiliate and at SCHWARZ PHARMA Ltd. in Ireland. In addition, an impairment loss of €0.6m was taken on a product right belonging to the German sales affiliate since the license partner had cancelled the sales agreement.

Other income/expenses

Other income improved by €128.3m to €136.5m in 2006, after a figure of €8.2m in fiscal year 2005. In the year under review, other income was positively affected especially by the receipt of consideration and milestone payments of €89.8m from Pizer Inc., New York/USA, for all fesoterodine rights. The consideration payments particularly concerned research and development costs incurred prior to conclusion of the deal. In April 2006, SCHWARZ PHARMA announced that it had concluded an agreement with Pfizer. According to this agreement, SCHWARZ PHARMA grants Pfizer worldwide, exclusive fesoterodine rights and in return receives up-front payments, milestone payments, and royalties. In connection with the acquisition of the SCHWARZ PHARMA Group by UCB, the Executive Board and Supervisory Board of SCHWARZ PHARMA AG decided, in talks with the family shareholders, to grant the workforce of the SCHWARZ PHARMA Group an additional bonus. In support of this idea, SCHWARZ Vermögensverwaltung GmbH & Co. KG decided, with the approval of its shareholders, to pay SCHWARZ PHARMA AG a non-refundable contribution of €42.0m. Receipt of the corresponding amount is posted in this item. At the Irish affiliate, losses from disposals of fixed assets were offset by a positive currency exchange result. In addition, this item comprises, for the last time, profit participations in omeprazole sales by Andrx and Genpharm and also comprises additional other income/expense.

The key influential factors in 2005 were the disposal of a product right belonging to the affiliate SCHWARZ PHARMA S.p.A., Italy, amounting to €9.0m and the receipt of a rotigotine milestone payment from Otsuka Pharmaceuticals Ltd., Tokyo/Japan, amounting to €1.5m. In addition to this, the item other "Operating income/expenses" included proceeds from the release of provisions and expenses arising from profit-sharing agreements with Genpharm and Andrx in connection with generic omeprazole.

Financial result

The interest result improved from −€1.1m in the previous year to €5.8m in fiscal year 2006. This improvement came from a positive development in the interest result achieved by continuing to reduce long-term debt and through efficient management of the constant high level of cash and cash equivalents. The interest result of the previous year comprises a one-time expense of −€1.0m arising from early redemption of a long-term loan.

Income/loss from Investments

Income/loss from investments dropped to −€8.7m in the year under review after €0.6m in the previous year. The decline is mainly due to a required downward adjustment in the investment in Lipocine Inc., USA, amounting to €8.6m. The impairment of this participation was recorded in view of the uncertain future prospects of continuing the research cooperation with this company, and so an impairment loss was recognized on the participation. Income from investments posted in 2005 relates to the winding up of the HOYER-MADAUS GmbH & Co. KG joint venture and mainly reflects the capital compensation claim of SCHWARZ PHARMA Deutschland GmbH specified in the termination agreement. In addition to this, the item contained dividend proceeds from affiliates not included in consolidation in both respective years.

Taxes on income

Taxes on income rose by €2.5m to a level of €33.5m in reporting year 2006. This represents an effective tax rate of 71.9%. The key reason for this continuing high tax burden is the fact that, in the year under review and in the previous year, the SCHWARZ PHARMA Group achieved profits in countries subject to high rates of taxation whereas losses were incurred in countries with comparatively low tax rates. A change in tax legislation in Germany had a positive impact on the tax rate. The legislator granted an unconditional disbursement claim on corporation tax credit within the next 10 years. Since this claim originated on expiry of December 31, 2006, the existing corporation tax credits were discounted as tax income amounting to €23.1m.

The income tax expense in the previous year came to €36.0m. Despite the negative pre-tax result of €17.5m, there was a significant income tax burden. The key reason for this negative effect was the fact that, in the year under review and in the previous year, the SCHWARZ PHARMA Group achieved profits in countries subject to high rates of taxation whereas losses were incurred in countries with comparatively low tax rates. In addition to this, superproportionally high and non-deductible expenses and negative effects unrelated to the accounting period occurred in fiscal year 2005.

Net result

The net result rose by €66.4m to €12.4m in 2006. After adjusting for the effects of the sale of fesoterodine rights to Pfizer in 2006 and the effects of the acquisition of all rotigotine rights from Aderis Pharmaceuticals Inc., USA, in the previous year, the 2005 net result would have come to –€48.0m and €4.3m respectively. The net result in the reporting year is characterised by additional special effects related to the acquisition of the company by the Belgian UCB group.

Exchange rate effects reduced the net result by €0.7m in reporting year 2006. In the previous year, exchange rate effects increased the result by €0.2m. Hence, after adjusting for exchange rate effects, the net result increased by €67.1m in fiscal year 2006.

The pre-tax result in 2006 and 2005 was affected by the following events:

2006

- Sale of all fesoterodine rights to Pfizer and receipt of up-front and milestone payments of €89.8m from Pfizer
- Higher personnel expenses for employee stock option programs as a result of the acquisition of SCHWARZ PHARMA Group by the Belgian biopharma group UCB
- Impairment of the investment in Lipocine amounting to €8.6m
- Market launch of Neupro® in the first European countries

2005

- Acquisition of all rotigotine rights from Aderis Pharmaceuticals Inc., USA, amounting to €63.3m
- Proceeds from the sale of the Folina product right in Italy, amounting to €9.0m
- Successful marketing of Glycolax in the USA

IV. Outlook for 2007

In 2006, SCHWARZ PHARMA took decisive steps along its path towards developing and marketing innovative drugs in the neurological field. Since the spring of 2006, the company has been engaged in launching Neupro® (rotigotine transdermal patch) for treating Parkinson's disease in the European markets. Further significant steps are to follow in 2007: US marketing approval for Neupro® (rotigotine transdermal patch) for the treatment of early Parkinson's disease is expected in the first half of 2007. Launch of the Parkinson's patch in the USA is to follow immediately after receiving approval. At the start of the year, SCHWARZ PHARMA already received European marketing approval for Neupro® (rotigotine transdermal patch) for treating Parkinson's disease, also for the treatment of the signs and symptoms of early-stage idiopathic Parkinson's disease in combined therapy with levodopa. A marketing application for this indication expansion in the USA will follow in the first half of 2007. This gives SCHWARZ PHARMA the opportunity to market the Parkinson's patch not only in Europe but also, in the medium term, in the USA.

As for the innovative drugs SCHWARZ PHARMA is developing for the treatment of diabetic neuropathic pain, epilepsy, and Restless Legs Syndrome (RLS) and wants to bring to market in the future, it intends to take these products a significant step forward towards the actual treatment of patients in 2007. Marketing approval applications for lacosamide for treating epilepsy and the applications for lacosamide for treating diabetic neuropathic pain will be submitted to the respective regulatory authorities in the USA and Europe within the course of 2007. Following the positive results of the last clinical trial for the use of rotigotine for treating Restless Legs Syndrome, reported at the start of the year, marketing applications for this indication are to be submitted for review to the US and European regulators within the course of 2007. These innovative products give SCHWARZ PHARMA significant sales growth opportunities, with the prospect of at least partially compensating sales declines caused by competition from generics. Such sales potential could be secured or even augmented by entering into partnerships, for example for the purpose of marketing and distribution the company's innovative products.

SCHWARZ PHARMA will continue to drive on the further development and marketing of these products forcefully and tirelessly, since they provide the company with significant growth opportunities. Nevertheless, as with every researching pharmaceutical company, we face uncertainties about future marketing approvals and successful market launches of our new prospective drugs. These may significantly affect the course of business within the SCHWARZ PHARMA Group over the coming years.

In successfully implementing its corporate strategy, SCHWARZ PHARMA has the chance to significantly increase its participation in the future growth of the worldwide pharmaceutical market. Together with the Belgian UCB Group, SCHWARZ PHARMA is now better positioned to exploit the opportunities the pharmaceutical market has to offer. In 2006, in conducting a comprehensive analysis, the executive board and supervisory board came to the conclusion that, without a strong partner at its side, SCHWARZ PHARMA would be too small to survive the increasingly stiff competition.

In the new fiscal year 2007, innovative drugs such as Neupro® (rotigotine transdermal patch) for treating Parkinson's disease, will not be able to offset declines in sales caused, in particular, by the declining generic drugs business in the USA and also by state intervention in pricing in Europe. In addition, it cannot be ruled out that the control share acquisition may lead to the disposal of products. One of the German affiliate's distribution partners cancelled two distribution agreements as a result of the change of control. The affiliate rejected the cancellations. The companies are in talks to find a mutually agreeable solution. If, despite these efforts, no solution can be found and the cooperation is discontinued, the company will miss out on these product sales in 2007 and its organizational structure would have to be reviewed. SCHWARZ PHARMA therefore expects sales to reach €800–850 million.

In 2007, the main focus is not only on the market launch of Neupro® but also on the completion of extensive marketing approval application for a total of three indications, and the continued development of the company's pipeline projects. Simultaneously, however, SCHWARZ PHARMA must counter the expected sales declines by undertaking restructuring measures, particularly in the USA. Despite the high level of expenditure involved, the company again seeks to achieve a positive net result for the year. This planning also includes proceeds from product disposals, other divestments, or partnerships on products from clinical development. Possible costs and expenses related to the continuing integration measures with the UCB Group are not included in this outlook.

In the next few years, Schwarz Pharma seeks to return to a significant and sustainable profit level – which naturally hinges on the successful market launches of its development products and a stable economic environment.

For 2007, SCHWARZ PHARMA expects significant investments to be made at the Irish production site in Shannon. Preparations for the launch of additional pipeline products are being supported by investments in technical equipment and infrastructure.

SCHWARZ PHARMA does not anticipate an additional demand for funding in the short term. However, should acquisitions or bigger product purchases create an increased need for funding, the company not only has its own existing liquid assets but also adequate credit lines to fall back on.

The trend towards state health care reforms, which are marked by interventions in the pharmaceutical market, will continue. This will in turn lead to continually increasing margin pressure in the future, with corresponding implications for the sales and earnings situation of the SCHWARZ PHARMA Group. SCHWARZ PHARMA rises to the challenge of these possible scenarios by continuously seeking greater cost efficiencies, by entering into strategic partnerships, and by developing new sales potentials.

V. Notes to the consolidated balance sheet

The consolidated balance sheet shows the net assets position of the company at the end of a fiscal year compared to the previous year. Among other things, it provides information which allows an assessment to be made of the liquidity and financial resources of the company.

Cash and cash equivalents increased by €71.1m year-on-year, from €206.0m to €277.1m as per December 31 respectively. This significant increase is mainly due to the receipt of up-front payments and milestone payments arising from the agreement concluded with Pfizer and from the effects from the exercise of stock options within the scope of SCHWARZ PHARMA executive stock option programs.

The cash outflows for all investment activities came to €66.7m in fiscal year 2006, compared to €27.2m in the previous year. The €9.3m dividend payout to stockholders of SCHWARZ PHARMA AG and the redemption of borrowings amounting to €9.8m (net) led to further cash outflows, with a cash inflow of €68.0m coming (mainly) from the issuance of new shares as a result of the exercise of stock options by company employees. Currency exchange effects had a negative impact on cash and cash equivalents in the reporting year, amounting to €17.0m (2005: +€21.4m). Hence cash and cash equivalents showed an increase of around +34.5%.

Trade receivables increased by €30.8m to €192.2m as per December 31, 2006 (2005: €161.4m). This rise is mainly to be seen at SCHWARZ PHARMA USA (+€14.8m) due to an increase in sales towards the end of fiscal year 2006, and at SCHWARZ PHARMA AG (+€12.1m) as a result of the continued positive sales trend in Eastern Europe. Other companies, by comparison, managed to reduce their receivables in the year under review.

Inventories increased by €9.6m to €96.9m as per December 31, 2006 (2005: €87.3m). This rise in inventories is mainly due to increased sales at Laboratoires SCHWARZ PHARMA (+€4.7m) and higher stocking levels at SCHWARZ PHARMA Manufacturing in the USA (€4.2m) as a result of various circumstances.

Other receivables and assets increased by €19.3m to €46.5m (2005: €27.2m) in the year under review, mainly due to the increase in receivables from employees (€14.6m). This is due to receivables at SCHWARZ PHARMA AG (€13.8m) resulting from the taxation of non-cash benefits from the exercise of stock options by the beneficiary employees. In addition to this, SCHWARZ PHARMA Inc., USA, rendered advance payments on tax amounting to €4.9m. On the other hand, SCHWARZ PHARMA AG recorded a reduction in receivables due to the settlement of outstanding payments for the acquisition of a product license (–€5.7m).

Property, plant and equipment increased by 10.0% to €180.7m in 2006 (2005: €164.3m, +7.5%). As in the previous year, the volume of investments, amounting to €53.9m, exceeded the regular depreciation of €20.7m. By comparison, the book value of tangible assets was decreased by negative exchange rate effects amounting to €5.8m in the year under review. As in the previous year, additions to tangible assets in 2006 were mainly attributable to the expansion of the Irish production site for the purpose of manufacturing active ingredients for the company's pipeline projects as well as to investments for capacity expansion at the pharmaceutical production facilities in Germany. Furthermore, the Irish company acquired a piece of real estate for erecting a new administration building. In addition, various replacement and expansion investments were made worldwide in IT infrastructure (hardware, printers), laboratory equipment, and various small-scale appliances. Since investments in tangible assets exceeded depreciation and asset disposals (€10.8m), property, plant and equipment increased by €16.4m (2005: €11.4m).

Intangible assets (including goodwill) decreased year-on-year by €33.4m to €148.1m (2005: €181.5m). Regular amortization and impairments led to a reduction in net book values of €38.9m. Exchange rate effects were primarily influenced by the US dollar and had a negative impact of €6.5m in the reporting year.

Additions to intangible assets mainly related to the capitalization of acquisitions of license rights and the acquisition of a distribution license by SCHWARZ PHARMA Deutschland GmbH. As in the previous year, investments were made in the extensive implementation of SAP enterprise software in the US companies and the acquisition of other software licenses worldwide.

Investments and other assets rose by €17.0m to €37.4m in the year under review (2005: €20.4m). This increase was mainly due to capitalization of a discounted corporation tax credit of €23.1m at SCHWARZ PHARMA AG. This capitalization was made possible by a change in German tax law in December 2006, making the recognition of corporation tax credits independent of payouts made by the company. As of 2008, the corporation tax credit will be paid out to the company in equal annual installments over a period of 10 years. By contrast, the full amortization of shares in Lipocine Inc., USA, reduced financial assets by €8.6m.

Deferred tax assets increased year-on-year by €4.0m to €96.8m (2005: €92.8m). Deferred tax assets decreased in the reporting year at SCHWARZ PHARMA AG through the use of loss carryforwards relating to income from the up-front payments and milestone payments for fesoterodine from Pfizer and also due to the partial release of deferred tax assets (–€12.5m). At the Irish affiliate, on the other hand, deferred taxes increased mainly due to the affiliate's high research and development costs +€11.9m). Deferred taxes also increased at SCHWARZ PHARMA Deutschland GmbH (+€3.7m).

Total **debt** (short-term and long-term) fell from €22.8m as per December 31, 2005 to €12.9m as per December 31, 2006. This decline was attributable to ordinary loan redemption payments mainly in Germany. In addition, there was a shift between short-term and long-term debt at the end of 2006: since a loan taken up by SCHWARZ PHARMA AG will become payable within the next 12 months, this was reclassified and transferred from long-term debt to the item "Current portion of long-term debt". All in all, the cash inflow from the company's operational business enabled a debt reduction of €9.9m.

The decline in **trade payables** by €7.6m to €60.6m (2005: €68.2m) was mainly attributable to SCHWARZ PHARMA Produktions-GmbH (–€14.2m), and SCHWARZ PHARMA companies in the UK (–€2.2m) and Italy (–€2.0m). However, the US distribution company Kremers Urban Inc. experienced an opposite trend in trade payables (+10.9%) due to granted customer discounts.

Other current liabilities rose significantly by €57.8m to €80.9m (2005: €23.1m). This was particularly due to the rise in payroll tax liabilities towards the end of the year (+€35.9m), of which the largest part related to SCHWARZ PHARMA AG (€24.8m). In addition to this, current liabilities towards employees increased (+€22.6m), mainly due to costs arising from the executive stock option programs as a result of the successful acquisition of the company by the Belgian biopharma group UCB. UCB's acquisition of over 50% of SCHWARZ PHARMA stock rendered all executive stock option programs fully exercisable and the outstanding compensation payments had to be recorded on the liabilities side in full.

The increase in **current provisions** by €74.0m to a total of €274.6m (2005: €200.6m) mainly resulted from an increase in income tax provisions for the US companies (+€+37.1m) and at SCHWARZ PHARMA AG (+ €11.8m). In addition, other tax provisions were increased in the past fiscal year (€12.0m), especially at SCHWARZ PHARMA AG due to the results and the follow-on effect of tax audits completed in the reporting year. Furthermore, there was a rise in provisions for personnel expenses (+€8.2m), outstanding invoice payments (+€7.3m), other provisions (+€3.8m), price reductions in the USA (+€1.8m), and in license provisions (+€0.6m). By comparison, there was a reduction in provisions for lawsuits and legal disputes (–€1.3m).

The decline in **other non-current liabilities** by €3.0m to €4.3m (2005: €7.3m) was mainly due to the conversion of stock options under the SCHWARZ PHARMA executive stock option programs.

Non-current provisions were reduced by €2.3m to €52.9m as per 31 December 2006, after €55.2m at the end of 2005. This is attributable to a reduction in non-current provisions for personnel expenses (–€2.0m) and other provisions (–€0.3m).

Whereas **common stock** rose by €3.1m, capital reserves increased by €69.2m. These changes in shareholders' equity are firstly due to IAS/IFRS-compliant accounting, according to which expenses for executive stock option programs are to be distributed over the corresponding periods under the item personnel expenses and, to the same extent, shareholders' equity (capital reserves) increases. Secondly, the conversion of 2.372.367 stock options under the company's executive stock option programs led to the considerable increase in capital reserves. Exchange rate changes (particularly of the US dollar against the euro) reduced shareholders' equity by €51.9m in the year under review (currency balance as per December 31, 2006: –€52.8m), whereas a positive effect of €60.9m was seen in fiscal year 2005. In addition, for the first time, shareholders' equity showed reserve of €1.2m for cash flow hedge transactions relating to the hedging of expected milestone payments from Pfizer for all fesoterodine rights, which was set up not affecting income.

The common stock of the company amounts to €64,010,403.60 (2005: €60,926,326.50). The number of no-par-value bearer shares issued by SCHWARZ PHARMA AG as per December 31, 2006 representing a proportional amount of common stock of €1.30 per no-par-value share – taking into account the exercised options from the stock option programs ESOP 2000 and ESOP 2003 – came to 49,238,772 (2005: 46,866,405).

Key agreements concluded by SCHWARZ PHARMA AG containing change-of-control clauses

The development and license agreement concluded by SCHWARZ PHARMA AG as the licenser and Otsuka Pharmaceutical Co., Ltd. as the licensee for the development and marketing of rotigotine on the Japanese market, dated November 14, 2002, grants each contractual party a right to cancellation in the event that the other party is taken over by a third party. If this right to cancellation were exercised by the licensee, a new licensee would have to be found or the development and distribution of rotigotine on the Japanese market would have to be realized via an own SCHWARZ PHARMA organizational structure.

On December 8, 2005, SCHWARZ PHARMA AG concluded a syndicated credit line agreement with a banking syndicate for €275m. The credit line was not used. As a result of the control share acquisition, all syndicated banks have a right to cancellation. Following the exercise of such cancellation rights, the current remaining credit line amounts to €54m.

Authorization of the executive board to increase capital stock (authorized capital)

The Executive Board is authorized, until May 10, 2010 and subject to the approval of the Supervisory Board, to increase the capital stock of the company once or several times by issuing new, no-par-value bearer shares in return for cash contributions or non-cash contributions up to a total of €29,302,000 (authorized capital), where each issue of shares may take the form of common stock and/or non-voting preferred stock.

The stockholders are to be granted subscription rights. However, the Executive Board is authorized, subject to the approval of the Supervisory Board, to exclude the subscription rights of the stockholders:

- if a one-time or repeated increase in capital stock is made in return for cash contributions up to a total of €1,170,000 where the new shares are issued to company employees or employees of affiliated companies;

- if, pursuant to Section 186 (3) 4 of the German Stock Corporation Act (AktG), the one-time or multiple increase in capital stock in return for cash contributions does not exceed a limit of 10% of the capital stock of the Company existing at the time of the first-time subscription right exclusion exercised under this authorization, and the issue price of the new shares does not fall substantially below the stock market price of already listed shares at the time the issue price is determined, where the latter is to be determined as close as possible to the time the shares are placed; in calculating the 10% limit, the issuance of shares with a subscription right exclusion pursuant to Section 186 (3) 4 of the German Stock Corporation Act (AktG) carried out by another authorization during the term of the authorized capital is to be taken into account; also to be taken into account are shares which were issued during the term of the authorized capital for servicing bonds with conversion or option rights which, for their part, were also issued subject to application of Section 186 (3) 4 of the German Stock Corporation Act (AktG).

- if the one-time or repeated increase in capital stock is made in return for non-cash contributions;

- when this is required in order to grant holders of option or conversion rights a subscription right for option or conversion rights issued by SCHWARZ PHARMA AG or a direct or indirect wholly-owned affiliate of SCHWARZ PHARMA AG to the same extent to which they would be entitled on exercising their respective option or conversion rights.

In addition to this, the Executive Board is authorized, with the approval of the Supervisory Board, to apply a subsciption right exclusion to fractional shares and – while simultaneously issuing common bearer shares and preferred stock without voting rights following a first-time (partial) use of authorized capital for the issuance of preferred stock without voting rights – apply a subscription right exclusion to holders of one class of shares with respect to shares of the other class.

The Excutive Board is also authorised, with the approval of the Supervisory Board, to decide on the further details of share rights and the conditions for the issuance of shares.

The Executive Board is authorized to issue new shares from authorized capital to employees of the company or an affiliate company.

As explained in the Executive Board Report made to the annual general meeting of May 11, 2005, the creation of authorized capital is to enable the company to swiftly adjust its equity capital and liquidity position to meet the requirements of current business and market developments. The company is to be able to exploit opportunities to acquire companies or corporate participations and approvals for pharmaceutical products under pharmaceutical law or license rights in a prompt and flexible manner. In addition, the company is to be in a position to strengthen the employees' ties with the company by issuing employee shares. These provisions are customary for listed companies which bear comparison to SCHWARZ PHARMA AG and do not seek to make a possible takeover bid more difficult.

Authorization of the Executive Board to issue convertible bonds and/or bonds with warrants

On the basis of the resolution passed by the annual general meeting on May 10, 2006, the Executive Board is authorized, with the approval of the Supervisory Board, to issue convertible bearer bonds and/or bearer bonds with warrants in a total nominal amount of up to €700,000,000 with a maximum maturity of 20 years against a cash or non-cash payment, granting the holders exchange rights or subscription rights to up to 16,000,000 new common bearer shares of SCHWARZ PHARMA AG according to the conditions applying to convertible bonds/bonds with warrants laid down by resolution of the annual general meeting. The Executive Board, with the approval of the Supervisory Board, may apply subscription right exclusions to stockholders and fractional shares according to the conditions laid down by resolution of the annual general meeting. In addition, the Executive Board is authorized to decide on the further details determining the issuance and features of convertible bonds or bonds with warrants. The convertible bonds or bonds with warrants may also be issued via a subsidiary of SCHWARZ PHARMA AG.

The capital stock is subject to a contingent increase by up to €20,800,000 , divided into a maximum of 16,000,000 common bearer shares (Contingent Capital 2006). This contingent capital increase will only be conducted to the extent that holders of convertible bonds and/or bonds with warrants – as issued by the company or its direct or indirect subsidiaries in return for cash up to May 9, 2011 by authorization of the Annual General Meeting of May 10, 2006 – exercise their conversion or option rights or the holders of convertible bonds obliged to convert their bonds fulfil their duty, and to the extent that treasury stock is not used for this purpose.

As explained in the Executive Board Report made to the annual general meeting of May 10, 2006, the issuance of convertible bonds or bonds with warrants relating to bearer shares of SCHWARZ PHARMA AG enables the company to raise capital. The convertible bonds or bonds with warrants can be used, on issuance in return for non-cash contribution, as acquisition currency for acquiring companies, corporate participations, and licenses having key significance of the Company, as well as within the scope of business combinations. This kind of provision is customary for listed companies which bear comparison to SCHWARZ PHARMA AG and does not seek to make a possible takeover bid more difficult.

Authorization of the Executive Board to issue option rights

The Executive Board is authorized, by resolution of the annual general meeting of May 13, 2003 and with the approval of the Supervisory Board, to issue 3,400,000 stock options for shares in SCHWARZ PHARMA AG with a maturity of up to seven years according to the conditions applying to the Executive Stock Option Plan 2003 (ESOP 2003) determined by resolution of the annual general meeting. Each stock option represents a right to purchase one new no-par-value share of the Company at the exercise price stipulated in the said conditions. On exercise of the option rights, the company may, instead of using shares of SCHWARZ PHARMA AG from the correspondingly created contingent capital, choose to use treasury stock or make a cash settlement. The Executive Board is authorized, with the approval of the Supervisory Board, to supplement, amend, and concretize the option right conditions as determined by resolution of the annual general meeting. In as far as option rights may be issued to Executive Board members, such authorization must come from the Supervisory Board. In 2003 and 2004, by resolution of the general general meeting of May 13, 2003, 850,000 stock options were respectively issued (total of 1.7m option rights).

The capital stock is subject to a contingent increase of up to €4,420,000 through issuance of a maximum of 3,400,000 no-par-value bearer shares having an individual share value proportionate to the capital stock of the company of €1.30 € (Contingent Capital 2003). Contingent Capital 2003 serves the exclusive purpose of fulfilling those option rights issued to holders by authorization of the annual general meeting on May 13, 2003. This contingent capital increase is only to be conducted to the extent that option rights are issued, the option right holders exercise their rights, and the company does not fulfill the option rights by transferring treasury stock or in return for cash payment.

As explained in the Executive Board Report made to the annual general meeting of May 13, 2003, the issuance of stock options for shares in SCHWARZ PHARMA AG within the scope of ESOP 2003 serves to create additional performance incentives for qualified employees and executives by allowing them to participate in the Company's success, strengthening their ties to the company. This kind of provision is customary for listed companies which bear comparison to SCHWARZ PHARMA AG and does not seek to make a possible takeover bid more difficult.

Authorization to make acquisitions and use treasury stock

On the basis of the resolution of the annual general meeting of May 10, 2006, SCHWARZ PHARMA AG is authorized, until November 9, 2007, to purchase treasury stock of up to 10% of capital stock (level as per May 10, 2006) via the stock exchange or a purchase offer made to all stockholders or an invitation to make a purchase offer subject to the conditions set out in greater detail in the said resolution of the annual general meeting. The Company may use or collect the shares so acquired in the manner determined by resolution of the annual general meeting subject to exclusion of stockholders' subscription rights. These powers – with the exception of collection – may also be exercised by group companies or third parties acting on behalf of the Company.

The authorization to purchase and use treasury stock allows SCHWARZ PHARMA AG to offer shares in the Company to prospective investors or increase the circle of stockholders of the Company, or to acquire companies, corporate participations, approvals for pharmaceutical products under pharmaceutical law or licenses thereto in return for shares. What is more, treasury stock may be offered to employees or used as performance in connection with executive stock option models. This kind of provision is customary for listed companies which bear comparison to SCHWARZ PHARMA AG and does not seek to make a possible takeover bid more difficult.

Capital participations of more than 10% of voting rights

On December 22, 2006, the following companies notified SCHWARZ PHARMA AG of a direct or indirect participation in the voting rights of the company, each amounting to 84.65%:

- Financière de Tubize SA, Brussels/Belgium (indirect participation)
- UCB S.A., Brussels/Belgium (indirect participation)
- UCB Finance N.V., Breda/Netherlands (indirect participation)
- UCB GmbH, Kerpen-Sindorf (indirect participation)
- UCB SP GmbH, Monheim (direct participation)

In addition, UCB S.A. and UCB SP GmbH have publicly announced that, on expiry of the extended acceptance period and execution of the tender offer, they will hold a total of 87.6% of voting rights in SCHWARZ PHARMA AG.

VI. Notes to the consolidated cash flow statement

The consolidated cash flow statement shows changes in cash and cash equivalents in the SCHWARZ PHARMA Group within the course of 2006. It is prepared in compliance with IAS 7 "Cash Flow Statements". Accordingly, cash flows are classified under operating activities, investing activities, and financing activities. After an increase in cash and cash equivalents by €21.6m to €206.0m in the previous year, the Company achieved an increase in cash and cash increments of €71.1m to €277.1m in the past fiscal year.

Cash flows from operating activities

Net cash generated from operations increased by 58.0% against the figure for the previous year (€67.0m) to a level of €105.8m. This increase in net cash was driven by a positive net result of €12.4m (2005: –€54.1m). In the year under review, the net result was significantly affected by the sale of all fesoterodine rights to Pfizer Inc., USA. In April 2006, SCHWARZ PHARMA and Pfizer concluded an agreement granting Pfizer worldwide exclusive rights to SCHWARZ PHARMA's urology drug fesoterodine. In return, SCHWARZ PHARMA already received up-front payments and milestone payments amounting to €91.9m during reporting year 2006.

Regular amortization and impairments increased by 6.9% to €59.7m in the year under review. Regular amortization fell by €2.7m compared to the previous year. The reason for this was a reduced amortization of intangible and tangible assets following the retirement of assets or after expiry of the amortization period. However impairments pursuant to IAS 36 of €12.6m relating to product rights in the USA, Germany, and Spain were recognized in the reporting year. Furthermore, due to the uncertain future outlook of the research cooperation with Lipocine Inc., USA, impairment losses on shares in this company needed to be recorded in reporting year 2006. The increase in tax liabilities, mainly due to proceeds from the fesoterodine rights deal, led to the release of cash and cash equivalents amounting to €91.0m. Losses from the disposal of tangible assets came to €9.0m, mainly due to the retirement of fixed assets which, on completion of the expansion measures at the Irish production site, will no longer be of use. By contrast, the rise in trade receivables led to a tie-up of cash and cash equivalents amounting to €39.9m. The €68.3m increase in other assets includes cash and cash equivalents from the capitalization of a corporation tax credit claim of €23.1m and from the increase in receivables from employees (+€13.8m), mainly due to the taxation of non-cash benefits resulting from the exercisable executive stock option programs. Due to milestone payments received from Pfizer, increased tax liabilities in the USA, and higher wage tax liabilities in Germany, tax provisions were increased and hence had an increasing influence on the cash flow. The rise in other provisions and liabilities of €63.0m had a positive impact on the cash flow and was mainly due to the increase in liabilities towards employees. The reason for this are the company's liabilities arising from the exercisable executive stock option programs.

In the previous year, net cash generated from operations came to €67.0m with the net result amounting to –€54.1m. This negative result was due to the acquisition of all rotigotine rights from Aderis Pharmaceuticals Inc., USA. The deal led to one-time additional research and development expenses of €63.3m. This amount comprises a purchase price cash component and other related expenses (€55.8m) and a non-cash component in the form of a return of shares (€7.5m) which SCHWARZ PHARMA still held in Aderis Pharmaceuticals Inc. Hence the deal led to a considerable outflow of cash and cash equivalents in July 2005. After adjusting for this effect, net cash generated from operations amounts to €122.8m (+162.8%). Amortization came to €55.9m in the previous year. This included impairments pursuant to IAS 36 of €6.1m recognized for product rights in the USA, Ireland, and Germany. The rise in offset deferred tax assets/liabilities led to a tie-up of cash and cash equivalents amounting to €30.3m. By contrast, particularly the growth in tax liabilities in Germany and the USA led to the release of cash and cash equivalents amounting to €30.4m. The remaining changes in other current asset items led to a cash inflow of €64.8m. This was mainly due to the recording of reduced tax refund claims in the USA: whereas the group's US companies posted net tax assets in 2004, net tax liabilities were recorded in reporting year 2005 (–€34.8m). Other receivables and assets also decreased significantly. Hence net cash generated from operations amounted to €67.0m as per 31 December 2005.

Cash flows from investment activities

In the year under review, there was a gross cash outflow of €66.7m from the company's investment activities, with €54.1m for tangible assets and €12.9m for intangible assets. The majority of investments in tangible assets was related to the modernization and expansion of production plant machinery at SCHWARZ PHARMA Ltd. Shannon, Ireland, in preparation for the manufacture of pipeline products (totaling €36.9m). In addition, the Irish company acquired a piece of real estate for expanding the production site. The cash outflow for intangible assets was related to milestone payments made to a cooperation partner, the acquisition of distribution rights to Pletal for treating peripheral arterial occlusive disease, and the capitalization of software licenses, among other things in connection with completing SAP R3 implementation measures in the US affiliates. Securities amounting to €2.7m were acquired to secure partial retirement and pension liabilities. The sale of capital assets led to a cash inflow of €2.7m. Hence the net cash outflow from investment activities came to €66.7m in the year under review.

In the previous year, the cash outflow from investment activities amounted to €27.2m net. This cash outflow was mainly related to investments in production plant machinery at SCHWARZ PHARMA Ltd. Shannon, Ireland, for the "New Chemical Entities", and for packaging machines in Seymour, USA (€29.1m). In addition, there was a cash outflow of €7.8m for intangible assets, the majority being software licenses within the scope of the extensive SAP R3 implementation measures at the Group's US affiliates. There was a cash inflow of €10.1m from the sale of product rights no longer reflecting the strategic focus of the company.

Cash flows from financing activities

The net cash generated from financing activities amounting to €49.0m was related to the issuance of new shares within the scope of converting executive stock options. All employee stock option programs were rendered immediately exercisable through UCB's acquisition of SCHWARZ PHARMA. The conversion of stock options and the related issuance of new shares led to cash inflows of €68.6m. The redemption of long-term debt items led to a decline in cash and cash equivalents of €9.8m. In addition, the company paid out a dividend of €9.3m. The purchase of treasury stock also led to a cash outflow of €0.6m.

In 2005, cash outflows from financing activities amounted to €39.6m. These cash outflows were mainly related to the redemption of long-term debt items amounting to €41.0m. This included both ordinary redemption payments and the early redemption of a Schuldscheindarlehen (loan against borrower's note) amounting to €25m. In addition, the company paid out a dividend of €9.2m. These cash outflows were offset by cash inflows of €10.5m generated by issuing new shares through the conversion of stock options and the issuance of treasury stock within the scope of granting employee shares.

As in the previous year, there were strong fluctuations in currency exchange rates in 2006. In particular, the euro rose strongly against the US dollar year-on-year (US$1.32/EUR as per December 31, 2006 compared to US$1.18/EUR as per December 31, 2005). As a result, exchange rate effects on cash and cash equivalents came to –€17.0m (previous year: +€21.4m). Hence cash and cash equivalents came to €277.1m as per December 31, 2006 (+34.5%). Simultaneously, the net cash position rose by 44.1% to €264.1m as per 31 December 2006 (previous year: €183.3m).

The dividend payout ratio came to 76.9% in the reporting year. Calculation of a dividend payout ratio for the previous year would be meaningless since the net result, and so the earnings per common stock, were negative. This ratio is usually determined by dividing the cash dividend per common stock by the earnings per common stock (basic earnings per share).

Given the current corporate and market assessments, the Executive Board presumes that the company's cash and cash equivalents, the net cash generated by operations, and the existing credit lines will provide an appropriate and solid basis for supporting the planned growth and continued progress of the SCHWARZ PHARMA Group.

VII. Risk management

Risk management system

SCHWARZ PHARMA, as a multinational corporate group, regards risk management as a key and indispensable component of corporate management and control. SCHWARZ PHARMA monitors the business development of all group companies – among other things, by virtue of a corporate and permanent controlling. A standardized group reporting system ensures that business developments in the individual group companies are recorded according to standard guidelines and reported to the group's headquarters in a timely manner.

In addition to a rolling forecast system, internal reports are prepared on a regular basis, informing the Executive Board and the responsible management levels about all significant risks in a timely and comprehensive manner.

The key risks are listed below by risk category:

Competition risks

SCHWARZ PHARMA conducts its business activities in competition with other pharmaceutical companies. Market and competition monitoring ensures regular risk assessments of the company's own market position and – where possible – the adoption of countermeasures.

Risks relating to future marketing approvals and successful market launches

As is true of every researching pharmaceutical company, the SCHWARZ PHARMA Group faces a central risk to its future business development in the form of uncertainties regarding future marketing approvals and successful market launches of research and development projects in the development pipeline. Ongoing monitoring of these risks is ensured by SCHWARZ PHARMA's project assessment systems and its effectual project management organization.

Risks relating to changes in general legal conditions

The effects of a trend towards increasing worldwide state intervention in national health care systems (e.g. by introducing or modifying various forms of price control) can lead to significant additional margin pressure on key sales drivers and have a negative impact on the group's earning situation. SCHWARZ PHARMA counters these risks by adopting continuous cost-efficiency measures and by constantly striving to develop new sales potentials.

Risks relating to manufacturing and procurement

In addition, SCHWARZ PHARMA is exposed to certain procurement market risks to the extent that the raw materials and primary products it needs to manufacture its products are possibly not, or not sufficiently, available in the required quality or quantity. Hence suppliers are regularly assessed and – where required – supplier alternatives are developed.

The equipment and manufacturing technology for manufacturing pharmaceutical products is regularly inspected by public authorities to verify compliance with Good Manufacturing Practices (GMP).

The SCHWARZ PHARMA Group supports compliance with these standards by adopting corresponding quality control and quality assurance measures. Safety measures and service and maintenance plans are used to minimize the risk of partial or complete production plant interruption. In addition, SCHWARZ PHARMA strives to create sufficient internal or external alternative capacities.

Financial risks

Adequate derivative financial instruments are used to hedge against interest rate risks and currency exchange risks. These are detailed in Number 20 of the notes to the consolidated financial statements.

Legal risks

The corporate group is also exposed to legal risks: court proceedings are currently in progress involving various parts of the group. Their outcome is not foreseeable with absolute certainty since legal disputes are generally subject to imponderables. However, as things currently stand, we presume that the proceedings in progress will not have a considerable influence on the economic situation of the SCHWARZ PHARMA Group.

Protection against risk of damage

The risk of material damage and liability losses is sufficiently covered by insurance policies to the extent that this is possible and economically reasonable.

VIII. Dependency report

Since no domination agreement had been concluded with UCB SP GmbH as the controlling shareholder, the Executive Board of SCHWARZ PHARMA AG was obliged to prepare a report on relations with affiliated companies pursuant to Section 312 of the German Stock Corporation Act (AktG). The reporting period covers the time from December 20 to December 31, 2006. This report covers the corporate relations to the UCB group and to companies within the SCHWARZ PHARMA Group. The Executive Board of SCHWARZ PHARMA AG declares, pursuant to Section 312 (3) of the German Stock Corporation Act (AktG), that under the circumstances known to the company at the time when those legal transactions were carried out and those measures were taken or not taken as are detailed in the report on relations to affiliated companies, SCHWARZ PHARMA AG received an appropriate consideration for each legal transaction and was not put at a disadvantage as a result of the measures being taken or not taken.

The above paragraph also forms part of the MD&A in the individual financial statements of SCHWARZ PHARMA AG.

IX. Events of particular significance after the close of the financial year

Changes in the competitive situation in the USA and the expiry of patents for key marketed products in 2007 call for a restructuring of the company's US business. SCHWARZ PHARMA has decided to cease marketing products in the field of primary care. The neurological sales force is to be immediately expanded to a total of 92 employees in preparation for the marketing of Neupro® (rotigotine transdermal patch) this summer.

The US organization intends to fill its new positions (around 30) with sales force employees from the field of primary care. Since UCB is currently reorganizing its sales force in order to prepare for the upcoming market launch of Xycal, UCB will be able to offer some primary care managers and sales force employees positions within the new UCB sales force. Those employees without an offer for continued employment will receive an appropriate severance payment.

Since market conditions in Germany have also taken a turn for the worse – due, among other things, to state-mandated price reductions – the German sales affiliate feels compelled to introduce staff downsizing measures. The management will enter into negotiations with the works council on setting up a redundancy plan.

At the end of reporting year 2006, the company had as yet not made any decisions concerning possible restructuring measures. Such action did not begin to take on concrete form until 2007. The financial effects of these possible measures cannot yet be estimated.

The credit line under the syndicated credit agreement dated December 8, 2005 was reduced by €36.7m to €238.3m since one of the participating banks cancelled its participation in the syndicated credit line due to the change of control at SCHWARZ PHARMA AG. After the balance sheet date, other banks made use of their special right of cancellation, leaving the credit line at €54.0m on the date the annual report was prepared.

Apart from the above-mentioned facts and circumstances, no events of any significance occurred after the balance sheet date which might have a material impact on the assets situation, financial situation, and earnings situation of SCHWARZ PHARMA and the risk assessment of the group.

Monheim, 9 February 2007

Detlef Thielgen
Jürgen Baumann
Prof. Dr. Iris Löw-Friedrich
Peter Möller
Martin Schneider

REPORT OF THE SUPERVISORY BOARD

In the year under review, the Supervisory Board has performed its legal duties and its duties under the articles of association, has rendered advice to the Management Board on the direction of the company on a regular basis and has monitored the management of the company. The Supervisory Board was involved in all key decisions of the company. As basis for its decisions, the Supervisory Board used, inter alia, the regular reports of the Management Board, as provided for by law and by Sec. 11 (2) of the articles of association of SCHWARZ PHARMA AG, the special reports made by the Management Board due to certain events or upon request of the Supervisory Board, as well as the supplementary explanations given by the Management Board. The Management Board reported regularly and in a timely and comprehensive manner, both orally and in writing, on all important issues regarding the business development and planning, the risk situation and risk management, important transactions and ventures as well as the corporate planning and strategic development of the company. Concerning material matters, these reports were available to the Supervisory Board also in writing.

Where so required, the Supervisory Board has, after comprehensive consultation, approved certain measures. Insofar as the Management Board has submitted measures to the Supervisory Board for approval, the presentation of the Management Board has always been accompanied by a description of the key aspects to bear in mind for the decision at hand. In the period under review, the Supervisory Board has on no occasion considered it necessary to have the books and records of the company examined and reviewed by individual members of the Supervisory Board or special experts.

Seven meetings of the Supervisory Board have taken place within the course of the fiscal year 2006. In addition, the Chairman of the Supervisory Board has constantly been kept up to date on important developments and pending decisions by the Chairman of the Management Board between the dates of the meetings. Where so required, the Supervisory Board has taken taken resolutions on such matters in writing or by phone. In only three of the seven meetings of the Supervisory Board, one Supervisory Board member in each meeting was absent, but excused. Apart from that, all Supervisory Board members have participated in all meetings and resolutions of the Supervisory Board in the fiscal year 2006.

In two extraordinary meetings, the Supervisory Board has, with special care, looked into the conditions of the public takeover bid of UCB S.A. and UCB SP GmbH to the shareholders of SCHWARZ PHARMA AG. In the Supervisory Board meeting of 24 September, 2006, the Management Board reported comprehensively on the intended Business Combination Agreement with UCB S.A. and the friendly takeover bid of UCB S.A. and UCB SP GmbH intended thereby. The Management Board explained the initial situation of the SCHWARZ PHARMA

Group and gave details on the bid of UCB S.A. and the consequences of a business combination of both companies. After that, the Supervisory Board intensively discussed the key elements of the transaction, including potential risks as well as the effects of the business combination on the company and the expected reaction of the capital market to a capital increase of UCB S.A. The Supervisory Board unanimously approved the conclusion of the Business Combination Agreement between SCHWARZ PHARMA AG, UCB S.A. and UCB SP GmbH. The ensuing takeover bid and the offer document of UCB S.A. and UCB SP GmbH published on 10 November 2006 formed the subject-matter of an extraordinary meeting of the Supervisory Board on 20 November 2006. Following a detailed discussion, the Supervisory Board together with the Management Board came to the conclusion that the consideration offered was fair from a financial point of view and that the takeover bid would meet the interests of the company, the shareholders of SCHWARZ PHARMA and the employees. The Supervisory Board resolved to support the bid and to recommend to the shareholders of SCHWARZ PHARMA to accept the bid and to submit their SCHWARZ PHARMA shares in connection with the bid. The considerations of the Supervisory Board and the Management Board are shown in more detail in the published joint opinion of the Management Board and the Supervisory Board dated 20 November 2006. In accordance with the intentions published in the joint opinion, the former members of the Supervisory Board who held shares in SCHWARZ PHARMA AG have accepted the public takeover bid with respect to all shares held by them.

In its meetings, the Supervisory Board has discussed the sales reports as well as the analyses of the profit, asset and financial situation of the company and its subsidiaries on a regular basis. Deviations from objectives and planning figures and the reasons for such deviations were explained to the Supervisory Board within the course of regular "operating updates" for the regions USA, Europe and Asia and were duly reviewed by the Supervisory Board. The Supervisory Board called for additional reports on, inter alia, the currency hedging measures planned and carried out by the company, their effects, and related risk management.

Subject of regular consultation during the Supervisory Board meetings were moreover the strategic planning and continued development of the SCHWARZ PHARMA Group, the progress in ongoing research and development projects, and the further expansion of the development pipeline through new and innovative projects. In this context, the Supervisory Board in particular discussed the improvement of the market position and earnings situation of the distribution companies and the structuring of the distribution units with regard to the marketing requirements of those pipeline products that showed significant progress with respect to obtaining marketing approval.

In the course of the fiscal year 2006, the Supervisory Board dealt with a number of further transactions and issues. It discussed the corporate planning for the fiscal year 2006, the annual financial statements and the consolidated annual financial statements for the fiscal year 2005 and the preparation of the shareholders' meeting in 2006. In its meeting on 9 May 2006, it resolved on the issuance of a second tranche of the Stock Appreciation Rights Program 2005 to the Management Board members and approved the issuance of such rights to selected executives of the SCHWARZ PHARMA Group. Furthermore, it noted with approval the issuance of staff shares. The Supervisory Board dealt with the negotiation of a license agreement of SCHWARZ PHARMA AG with Pfizer Inc., USA, concerning the rights to the active substance fesoterodine, approved its conclusion and discussed investments in capacities for the production of fesoterodine in Ireland. The Supervisory Board discussed the development of the company's enterprise value, in particular with regard to the pipeline products. Moreover, the Supervisory Board approved the budget planning 2007 for the SCHWARZ PHARMA Group and the fee agreement with the auditor for the annual financial statement 2006. In connection with the current takeover bid of UCB S.A. and UCB SP GmbH, preparatory measures for the integration following the implementation of the takeover bid were the subject-matter of consultations of the Supervisory Board.

The Personnel Committee, the only Supervisory Board committee, convened five meetings in the fiscal year 2006. The work of the Personnel Committee focused on the remuneration of the Management Board, in particular the determination of annual bonuses and the granting of stock appreciation rights under the management incentive program. In addition, the Personnel Committee addressed the conclusion, amendment and termination of service agreements with members of the Management Board as well as related termination agreements including severance payments and non-compete compensations of leaving Management Board members. In each case the Chairman of the Personnel Committee reported to the Supervisory Board on the work performed by the committee.

In December, when the acquisition of a majority of shares in SCHWARZ PHARMA AG by UCB SP GmbH was secure, the Supervisory Board intensively dealt with the personal changes and changes of the allocation of duties on the Management Board. Mr. Patrick Schwarz-Schütte resigned, effective 31 December 2006, as chairman and member of the Management Board. Dr. Klaus Veitinger, too, withdrew from his office as Management Board member as of 31 December 2006. Mr. Jürgen Baumann declared his withdrawal as member of the Management Board with effect as of 30 April 2007. The Supervisory Board accepted the resignations of the Management Board members. Mr. Detlef Thielgen was appointed Chief Executive Officer with effect as of 1 January

2007 with a period of office until 31 December 2009. The appointment of Prof. Dr. Iris Löw-Friedrich as member of the Management Board was extended until 31 July 2009. Mr. Peter Möller, attorney, and Mr. Martin Schneider are newly appointed members of the Management Board of SCHWARZ PHARMA AG with effect as of 1 January 2007 and for a period of three years. In the Management Board, Mr. Möller is in charge of legal affairs and Mr. Schneider of staff issues. In consideration of these changes, a new schedule of responsibilities for the Management Board was resolved. The Supervisory Board moreover approved the appointment of Mr. Thielgen to the Executive Committee of UCB S.A.

The Supervisory Board has satisfied itself that SCHWARZ PHARMA AG has observed the recommendations of the German Corporate Governance Code in accordance with the Declaration of Conformity of March 2006 in the past fiscal year. The recommendations of the German Corporate Governance Code were, and are, fulfilled with only a few exceptions. The reasons for such deviations are explained in the Declaration of Compliance, available on the internet at www.schwarzpharma.com.

The annual financial statements and the Report of the Management of SCHWARZ PHARMA AG (Lagebericht) as well as the consolidated annual financial statements and Report of the Management for the group (Konzernlagebericht) for the fiscal year 2006 have been audited by the auditor appointed by the shareholders' meeting, Ernst & Young AG, Wirtschaftsprüfungsgesellschaft, Düsseldorf, and received an unqualified auditor's opinion. The Supervisory Board had commissioned the auditor on the basis of detailed information on the auditor's fees and had defined the main auditing aspects for the annual financial statements. The annual financial statements and Report of the Management as well as the consolidated annual financial statements and Report of the Management of the group, including the auditor's report in each case, were submitted to the Supervisory Board at an early stage jointly with the proposal of the Management Board regarding the appropriation of the balance-sheet profits.

Following a thorough discussion, the Supervisory Board noted with approval the audit results presented by the auditor, who attended the Supervisory Board meeting on 22 March 2007 and presented the key results of his report. On the basis of the final result, also according to its own review of the annual financial statements and consolidated financial statements, including the Reports of the Management, no objections were raised. On the basis of its review and discussion, the Supervisory Board has approved the annual financial statements as well as the consolidated annual financial statements of SCHWARZ PHARMA AG for the fiscal year 2006. The 2006 annual financial statements of SCHWARZ PHARMA AG are adopted thereby. The proposal of the Management Board regarding the appropriation of the balance-sheet profits was taken up by the Supervisory Board.

The Management Board presented in detail to the Supervisory its explanatory report, regarding the information rendered pursuant to Sec. 289 (4) HGB (German Commercial Code) in the Reports of the Management and the information rendered pursuant to Sec. 315 (4) HGB in the Reports of the Management of the group. The Supervisory Board has discussed and reviewed the information provided in the Report of the Management pursuant to Sec. 289 (4) HGB and the information provided in the Report of the Management of the group pursuant to Sec. 315 (4) HGB. It has reached the conclusion that the explanatory report of the Management Board is correct in all aspects and fully adopts the explanations of the Management Board.

The Management Board has prepared a report on the relationship with affiliated companies (Abhängigkeitsbericht) pursuant to Sec. 312 AktG (German Stock Corporation Act). At the end of the report, it declared that SCHWARZ PHARMA AG received an appropriate consideration for each legal transaction according to the circumstances known to the Management Board at the point in time the legal transactions to be included in the report on the relationship with affiliated companies were performed or measures were taken or omitted, and that SCHWARZ PHARMA AG was not harmed by the fact that the measures were taken or omitted.

The auditor Ernst & Young AG has audited the report prepared by the Management Board pursuant to Sec. 312 AktG and has issued the following unqualified auditor's opinion:

"Following our due review and assessment, we confirm that

1. the facts contained in the report are correct,
2. the company's performance under the legal transactions mentioned in the report was at arm's length,
3. we have no reason to come to a materially different assessment of the measures mentioned in the report than the one made by the Management Board."

The Supervisory Board checked the completeness and correctness of the report. In the opinion of the Supervisory Board, the Management Board has established the group of affiliated companies with due diligence. It took the necessary precautions to record the legal transactions and other measures that have been taken or omitted by SCHWARZ PHARMA AG with, upon inducement by, or in the interest of, the dominant company or the companies associated to it during the past fiscal year and after the company had become a dependent company. According to the result of the review, there are no grounds to assume that legal transactions or measures have not been recorded completely. Therefore, the Supervisory Board adopts the result of the review by the auditor. No objections are to be raised against the declaration of the Management Board at the end of the report.

Dr. Eberhardt Peill was elected member of the Supervisory Board by the shareholders' meeting on 10 May 2006. Dr. Terence Eaves was re-elected member of the supervisory body. The term of office of Dr. Rüdiger Hauffe as member of the Supervisory Board ended upon closing of the shareholders' meeting on 10 May 2006. Dr. Hauffe was not available for reelection. No other changes in the composition of the Supervisory Board occurred in the fiscal year 2006.

After the end of the fiscal year, the shareholders' representatives in the Supervisory Board have resigned from their office following the takeover of SCHWARZ PHARMA AG. Upon request of the Management Board, the Düsseldorf Local Court (Amtsgericht) has appointed Dr. Wolf-Dietrich Loose, Dr. Roch Doliveux, Mr. Jean-Pierre Pradier, Mr. Robert Trainor, Mr. Gerhard Mayr as well as Mr. Tom Lauda as new members of the Supervisory Board on 1 February 2007. The Supervisory Board elected Dr. Wolf-Dietrich Loose new chairman of the Supervisory Board and Dr. Roch Doliveux deputy chairman.

The past fiscal year meant additional burdens in connection with the takeover bid by the UCB group for all employees of the SCHWARZ PHARMA group, and resulted in a number of changes. At this stage, the Supervisory Board wishes to extend its sincerest thanks and appreciation to the current and withdrawn members of the Management Board, the withdrawn members of the Supervisory Board and all company employees, who contributed to the success of the SCHWARZ PHARMA Group in a committed and competent manner, for the work performed by them in the fiscal year 2006.

The Supervisory Board

Dr. Wolf-Dietrich Loose
Chairman of the Supervisory Board

Monheim, March 2007

Declaration of Conformity 2007

The Executive Board and the Supervisory Board of SCHWARZ PHARMA AG declare pursuant to Sec. 161 of the German Stock Corporation Act (AktG) that the recommendations of the Government Commission on the German Corporate Governance Code were complied with as stated in this declaration since the last Declaration of Conformity dated March 16, 2006, and will also be complied with in the future as stated in this declaration. Singular deviations from the recommendations in the German Corporate Government Code exist as follows: directors' and officers' liability insurance policies, taken out by the Company for the members of the Executive Board and the Supervisory Board, do not comprise a personal deductible (Code No. 3.8). In the Company's opinion, a deductible is not suitable to increasing the motivation and sense of responsibility of the members of the Executive Board and the Supervisory Board. A limitation (Cap) on share-price-based elements of remuneration of the Executive Board's members does not exist (Code No. 4.2.3). The Company considers that the specific incentive of such compensation elements is based on the direct interconnection between the beneficiary's pecuniary interest and the actual development of the stock-exchange price. Moreover, with regard to the conditions applying to other entitled persons, a cap would constitute a discrimination of the management body. It was abstained from an age limit for members of the Supervisory Board (Code No. 5.4.1), since the members of the Supervisory Board shall be selected primarily with regard to their capacity, skills and expert knowledge. The Supervisory Board has dispensed with forming an audit committee (Code No. 5.3.2). In view of their significance, matters pertaining to accounting, risk management and the key issues of the audit are discussed by all members of the Supervisory Board. The shareholdings of the Schwarz and Schwarz-Schütte families were published according to the German Securities Trading Act (WpHG). Further information on shares or related financial instruments held by members of the Executive Board or the Supervisory Board is not published in the Corporate Governance Report (Code No. 6.6). The operating results of third party companies in which SCHWARZ PHARMA AG has a shareholding that is not of minor importance for the enterprise are not revealed in the annual report of the SCHWARZ PHARMA Group. To do so, would involve a disclosure of information on the Group's cost and margin structures in specific countries and sales organizations to its competitors.

SCHWARZ PHARMA AG
Executive Board/Supervisory Board

Monheim, March 22, 2007

SUPPLEMENTARY EXPLANATIONS TO THE MANAGEMENT REPORT FOR THE FISCAL YEAR 2006

The information to be provided pursuant to Secs. 289 (4), 315 (4) of the German Commercial Code (HGB) are contained in Chapters 6.3 and 6.5 of the report of the management for the group (Konzernlagebericht) and in Chapters VII. through XII. of the management report of SCHWARZ PHARMA AG (Lagebericht).

The Executive Board comments on the reported information as follows:

1. The registered capital of SCHWARZ PHARMA AG as per 22 March 2007 amounts to €64,031,475.30. It is divided in €49,254,981 no-par-value bearer shares, granting each of the shareholders the same rights, in particular the same voting rights.

2. At the aforementioned date, UCB SP GmbH, Monheim, holds a direct interest, and Financière de Tubize S.A., Brussels, Belgium, UCB S.A., Brussels, Belgium, UCB Finance N.V., Breda, the Netherlands, and UCB GmbH, Kerpen-Sindorf, hold an indirect interest of 86,77% of the voting rights in SCHWARZ PHARMA AG.

3. The members of the Executive Board are appointed and removed pursuant to the statutory provisions. Sec. 7 of the articles of association of SCHWARZ PHARMA AG provides only for a minimum number of board members. Besides that, the Supervisory Board determines the number of board members. The articles of association may be amended by way of a shareholders' resolution with the simple majority of the capital pursuant to Sec. 22 of the Articles, unless a different majority is required by statute.

4. With regard to the authority of the Executive Board, in particular to issue or repurchase shares, the following applies:

   – The creation of authorised capital and the corresponding authorization of the Executive Board by shareholders' resolution of 11 May 2005 shall put SCHWARZ PHARMA AG in a position to adjust its equity and liquid assets to the requirements of current business and market developments at short notice. The company shall be in a position to acquire businesses or interests in businesses, statutory approvals for pharmaceutical products or contractual licenses in a quick and flexible manner. Furthermore, it shall enable the company to strengthen the bond with its employees by issuing employee shares.

   – The Executive Board's authority to issue, on the basis of the share-holders' resolution of 10 May 2006, convertible or warrant bonds with the right to receive bearer shares enables SCHWARZ PHARMA AG to raise capital. The convertible or warrant bonds may be issued against contribution in kind and used as consideration for the acquisition of businesses, interests in businesses and important licenses as well as in connection with business combinations.

– The Executive Board's authority to issue, on the basis of the share-holders' resolution of 13 May 2003, subscription rights for shares in SCHWARZ PHARMA AG within the scope of the "Executive Stock Option Plan 2003" gives the possibility to create additional incentives for qualified employees and officers by letting them participate in the company's results and strengthening their bond to the company.

– The authorization of the Executive Board to purchase and use the Company's own shares on the basis of the shareholders' resolution of 10 May 2006 enables SCHWARZ PHARMA AG to offer potential investors shares in the company or to enlarge the group of the company's shareholders and to acquire businesses, interests in businesses, statutory approvals for pharmaceutical products or contractual licenses against shares. Furthermore, the company's own shares can be offered to employees or be used in employee stock option plans.

The above authorizations to carry out capital-related measures are provisions that are customary in listed companies comparable to SCHWARZ PHARMA AG and do not serve the purpose to defend against any takeover attempts.

5. As regards the change-of-control clauses in major agreements mentioned in the report of the management of the group and of SCHWARZ PHARMA AG, the Executive Board comments as follows: The right to terminate the credit facility granted to SCHWARZ PHARMA AG in case of a change of control is market standard in financing agreements and serves the involved banks' legitimate business interests. Inter alia, the banks must have the possibility, for reasons of risk management, to review their existing credit commitments in case of a change in the shareholder structure and, for instance in case of a corporate group created by way of a business combination, limit their overall commitment according to the credit risk of the new group. The change-of-control clause in the development and license agreement regarding the development and marketing of rotigotine in the Japanese market giving each party a right to terminate upon a change of control of the other party mainly serves SCHWARZ PHARMA AG as a protection against a competitor of the company's acquiring control of the licensee.

6. The change-of-control clauses and compensation provisions contained in the service agreements of the board members do not generally grant the latter an extraordinary right of termination in case of a change of control, but grant such right only if the board member is removed from office with no fault of his/her own. The clause governs the handling of the statutory remuneration/compensation claims of the respective board member which in principle exist under law in case they are removed without fault and, insofar, merely serves the purpose of avoiding any disputes.

SCHWARZ PHARMA AG
The Executive Board

Monheim, February 2007

EXECUTIVE BOARD AND SUPERVISORY BOARD

Supervisory Board until January 31, 2007

Dr. Rolf Schwarz-Schütte
Honorary Chairman

Dr. Hans-Dietrich Winkhaus
Chairman
Member of the shareholder committee of Henkel KGaA
Member of the Supervisory Board of BMW AG, Munich
Member of the Supervisory Board of Degussa AG, Düsseldorf
Member of the Supervisory Board of Deutsche Lufthansa AG, Cologne
Member of the Supervisory Board of ERGO Versicherungsgruppe AG, Düsseldorf

Axel C. Pfeil
Vice Chairman
Member of the Advisory Board of
Neue Osnabrücker Zeitung GmbH & Co. KG

Heinrich Bergmeier*
Commercial Employee

Dr. Terence Eaves
Former Member of the Executive Board of GlaxoWellcome Research and Development Ltd., London, Great Britain
Former Member of the Executive Board of GlaxoWellcome Inc., North Carolina, U.S.A.

Dr. Rüdiger Hauffe (until May 10, 2006)
Member of the Supervisory Board of DIREVO Biotech AG, Cologne
Chairman of the Advisory Board of Genzyme GmbH, Neu-Isenburg
Member of the Advisory Board of ACCOVION GmbH, Eschborn
Member of the Supervisory Board of HAUPT Pharma AG, Berlin

Jürgen Peddinghaus
Chairman of the Supervisory Board of MAY Holding GmbH & Co. KG, Erftstadt
Chairman of the Supervisory Board of Faber-Castell AG, Stein
Member of the Supervisory Board of Zwilling J. A. Henckels AG, Solingen
Chairman of the Advisory Board of Norddeutsche Private Equity, Hamburg
Chairman of the Supervisory Board of Jungheinrich AG, Hamburg
Member of the Advisory Board of Booz Allen Hamilton GmbH, München

Dr. Eberhard Peill (from May 10, 2006)
Managing Partner of MSR Consulting, Cologne
Vice Chairman of the Administrative Board of Siegwerk GmbH & Co KG, Siegburg
Member of the Advisory Board of C. Krieger & Co. Nachfolger GmbH & Co. KG, Koblenz

Dr. Kurt Rudolf Schwarz
Managing Director of Leifina GmbH & Co. KG, Munich
Chairman of the Supervisory Board of The Bioscience Ventures Group AG, München

Eva Severin*
Head of International Marketing

Erwin Worm*
Technical Employee

* Employees' representatives

Executive Board

Patrick Schwarz-Schütte (until December 31, 2006)
Chairman

External Mandates
Supervisory Board
Victoria Versicherung AG, Germany
Victoria Lebensversicherung AG, Germany

Detlef Thielgen (Chairman from January 1, 2007)
Finance, Controlling, IT and Corporate Communications

Jürgen Baumann (until April 30, 2007)
Europe

Prof. Dr. Iris Löw-Friedrich
Research & Development

Peter Möller (from January 1, 2007)
Legal Affairs

Martin Schneider (from January 1, 2007)
Human Resources

Dr. Klaus Veitinger (until December 31, 2006)
U.S.A. and Asia

External Mandates
Supervisory Board
AnorMED Inc., Biotech Company, Canada

Supervisory Board from February 1, 2007

Dr. Rolf Schwarz-Schütte
Honorary Chairman

Dr. Wolf-Dietrich Loose
Chairman
Babcock Borsig AG i.L., Oberhausen,
Supervisory Board[1]
Capiton AG, Berlin,
Supervisory Board and Investment Committee[1]
Dekra Personaldienste GmbH, Eschborn,
Chairman (Supervisory Board)[1]
iVA Valuation & Advisory AG, Frankfurt,
Chairman (Supervisory Board)[1]
Metro Asset Management GmbH & Co. KG,
Shareholders' Committee[2]
Dr. Milker Holding, Horhausen,
Chairman (Advisory Board)[2]
Praktiker Bau- und Heimwerkermärkte Holding AG,
Supervisory Board[1]
Praktiker Bau- und Heimwerkermärkte AG,
Supervisory Board[1]
Kaufhalle AG,
Chairman (Supervisory Board)[1]

Dr. Frédéric Roch Doliveux
Vice Chairman
UCB Pharma S.A. (Belgique),
Président Conseil Administration (Board of Directors)[2]
UCB S.A.,
Administrateur (Board of Directors)[2]
UCB Holdings Inc.,
Chairman Board of Directors[2]
Fin. UCB S.A.,
Président Conseil Administration (Board of Directors)[2]
UCB Farchim S.A. (A.G. – Ltd.),
Président Conseil Administration (Board of Directors)[2]
UCB Japan Co., Ltd.,
Chairman Board of Directors[2]
UCB Lux S.A.,
Président Conseil Administration (Board of Directors)[2]
Celltech Group Ltd.,
Chairman (Board of Directors)[2]
Chirec,
Board of Directors[2]

Heinrich Bergmeier*
Commercial Employee

Tom Lauda

Gerhard N. Mayr
OMV AG,
Supervisory Board[2]
Lonza Group Ltd.,
Administrative Board[2]
UCB S.A.,
Board of Directors[2]

Jean-Pierre Pradier
UCB Pharma S.A. (Belgique),
Administrateur (Board of Directors)[2]
UCB Holdings Inc.,
Director (Board of Directors)[2]
UCB Finance N.V.,
Commissaris (Board of Directors)[2]
Fin. UCB S.A.,
Administrateur (Board of Directors)[2]
Vedim Pharma S.A.,
Consejero (Board of Directors)[2]
UCB Japan Co., Ltd.,
Director (Board of Directors)[2]
UCB Lux S.A.
Administrateur (Board of Directors)[2]
UCB (Investments) Ltd.,
Director (Board of Directors)[2]
UCB Pharma Asia Pacific Sdn. Bhd.,
Director (Board of Directors)[2]
Celltech Group Ltd.,
Director (Board of Directors)[2]
Mutualités Neutres,
Board of Directors[2]

Eva Severin*
Head of International Marketing

* Employees' representatives

[1] Memberships in other Supervisory Boards requiring establishment by law
[2] Details on membership(s) in comparable domestic and foreign control bodies of business enterprises

Robert J. Trainor
UCB Pharma S.A. (Belgique),
Administrateur (Board of Directors)[2]
UCB Holdings Inc.,
Director (Board of Directors)[2]
UCB Japan Co., Ltd.,
Director (Board of Directors)[2]
UCB Inc.,
Director (Board of Directors)[2]
Celltech Reinsurance (Ireland) Ltd.,
Director (Board of Directors)[2]
Celltech Insurance (Ireland) Ltd.,
Director (Board of Directors)[2]

Erwin Worm*
Technical Employee

* Employees' representatives

SCHWARZ PHARMA AFFILIATES

(in € million/persons annual average)		in %	Equity 2005	Equity 2006	Total Sales 2005	Total Sales 2006	Employees Average 2005 12/31	Employees Average 2006 12/31
SCHWARZ PHARMA AG	GER/Monheim	100	539.3	641.1	148.7	131.9	373	446
SCHWARZ PHARMA Deutschland GmbH	GER/Monheim	100	10.8	16.3	221.1	215.7	498	510
SANOL GmbH	GER/Monheim	100	0.3	0.3	–	–	–	–
SCHWARZ BIOSCIENCES GmbH	GER/Monheim	100	0.4	0.4	–	–	365	406
SCHWARZ & Co. Immobiliengesellschaft	GER/Monheim	100	0.1	0.1	0.0	0.0	–	–
SCHWARZ & Co. Industriegebäudegesellschaft	GER/Monheim	100	2.5	2.3	0.0	0.0	–	–
SCHWARZ PHARMA Produktions GmbH	GER/Monheim	100	67.3	66.7	167.0	165.3	461	498
SCHWARZ PHARMA Ltd UK	GB/Chesham	100	6.5	7.0	28.4	24.5	101	82
SCHWARZ PHARMA Russia	RU/Moscow	100	0.1	(0.1)	0.0	0.0	–	1
SCHWARZ PHARMA Group Italy	IT/Milan	100	12.5	7.7	53.0	48.0	194	194
SCHWARZ PHARMA AG Schweiz	CH/Münchenstein	100	5.1	5.2	8.3	2.4	18	13
SCHWARZ PHARMA Ltd. Ireland	IE/Shannon	100	(122.3)	(219.1)	35.5	41.3	182	202
LABORATOIRES SCHWARZ PHARMA S. A.	F/Boulogne	100	15.5	15.3	57.6	59.0	177	174
SCHWARZ PHARMA Poland Sp. zo.o.	PL/Warsaw	100	9.7	9.9	24.0	25.8	151	147
SCHWARZ PHARMA Group USA	USA/Wilmington	100	202.9	187.8	434.1	450.1	867	875
ZHUHAI SCHWARZ PHARMA Co., Ltd.	VRC/Zhuhai	75	6.4	8.7	11.7	14.6	286	356
SCHWARZ PHARMA Hong Kong Ltd.	VRC/Hong Kong	100	4.4	3.5	9.0	9.7	12	12
SCHWARZ PHARMA Co. Ltd.	JAP/Tokyo	100	0.1	0.1	–	–	4	4
SCHWARZ PHARMA Group Spain	ESP/Madrid	100	71.0	46.1	31.6	27.4	163	158
SCHWARZ PHARMA Philippines Inc.	PHI/Manila	100	(0.1)	(0.7)	1.9	3.0	93	76
SCHWARZ PHARMA Macao, Ltd.	VRC/Macao	100	1.9	9.5	15.0	14.3	2	2
SCHWARZ PHARMA Korea Co., Ltd.	SKR/Seoul	100	(1.2)	(2.5)	11.2	10.3	6	12
SCHWARZ PHARMA GmbH Österreich	AUT/Vienna	100	0.2	0.5	0.0	0.0	13	13
SCHWARZ PHARMA ApS Denmark	DK/Frederiksberg	100	0.0	0.3	0.0	0.1	–	1
SCHWARZ PHARMA Oy Finland	FI/Vantaa	100	0.0	0.0	0.0	0.2	–	1
SCHWARZ PHARMA AS Norway	NO/Oslo	100	0.0	0.2	0.0	1.1	–	2
SCHWARZ PHARMA AB Sweden	SE/Stockholm	100	0.0	2.5	0.0	0.0	–	1
SCHWARZ PHARMA BV Netherlands	NL/Den Haag	100	0.0	0.3	0.0	0.0	–	1
SCHWARZ PHARMA MEPE Greece	GR/Athens	100	0.0	(0.1)	0.0	0.1	–	2
SCHWARZ PHARMA Lda.Portugal	PT/Lissabon	100	0.0	0.0	0.0	0.0	–	0
SCHWARZ PHARMA BIOSCIENCES Inc.	USA/Durham	100	17.2	19.4	–	–	140	174

We do not publish earnings figures by subsidiary/associated company due to competitive reasons.

LEADING SCHWARZ PHARMA PRODUCTS

Product group/ Trademarks (all®)	Component	Indication	Net Sales in € million	
Cardiovascular			**2006**	2005
Isoket/Dilatrate	Isosorbide dinitrate	Coronary heart disease	**50.1**	52.2
Provas/Miten	Valsartan	Hypertension	**45.7**	43.7
Elantan	Isosorbide mononitrate	Coronary heart disease	**43.8**	43.3
Prostavasin	Alprostadil	Peripheral arterial occlusive disease	**43.5**	41.2
Verelan PM	Verapamil HCl	Hypertension	**43.6**	42.0
Deponit	Glyceryl trinitrate (patch)	Coronary heart disease	**33.8**	36.6
Univasc/Femipres	Moexipril	Hypertension	**35.7**	38.7
Uniretic/Femipres Plus	Moexipril HCTZ	Hypertension	**25.5**	23.7
Clivarina	Reviparine sodium	Venous thrombosis	**12.7**	12.0
Gastro-intestinal				
Omeprazole (KUDCo)	Omeprazole	Gastro intestinal ulcers, Reflux Esophagitis	**191.6**	184.3
Rifun	Pantoprazole	Gastro intestinal ulcers, Reflux Esophagitis	**39.9**	52.1
Glycolax	Polyethylen glycol	Obstipation	**44.6**	52.2
Colyte	Polyethylen glycol, Sodium chloride	Bowel cleansing prior to colonoscopy	**23.2**	19.0
Procto	Hydrocortisone	Dermatoses	**16.6**	12.1
Vogalene	Metopimazine	Nausea	**12.3**	10.4
Central Nervous System				
Agit/Seglor	Dihydroergotamin	Migraine	**12.7**	13.1
Niravam	Alprazolam	Anxiety	**13.5**	3.6
Neupro	Rotigotine	Parkinson's disease	**9.5**	–
Tylex	Paracetamol, Codein	Pain	**8.0**	9.5
Primesin	Fluvastatin	Arthritis	**5.7**	5.5
Parcopa	Carbidopa/Levadopa	Parkinson's disease	**6.1**	2.5
Lorans	Lorazepam	Anxiety	**4.5**	5.0
Other				
Atmadisc	Fluticasone/salmeterol	Asthma	**47.1**	44.4
Ferro	Iron (II)-glycine sulphate complex	Iron deficiency	**29.8**	24.8
Viridal/Edex	Alprostadil	Erectile dysfunction	**19.6**	17.7

STOCK INFORMATION

Shareholder Structure SCHWARZ PHARMA AG

UCB	88%
Free Float	12%

Per Share Information*

		2002	2003	2004	2005	**2006**
Earnings per share	€	1.10	2.94	(0.02)	(1.17)	**0.26**
Cash flow** per share	€	4.31	3.87	1.02	1.45	**2.23**
Dividends per share	€	0.60	0.60	0.20	0.20	**0.20**
Book Value per share	€	12.01	12.82	11.60	11.70	**11.92**
Market capitalization (12/31)	€ million	1,549	969	1,507	2,489	**4,655**
Number of shares (weighted average)	in thousands	44,172	45,050	45,530	46,180	**47,418**
Number of shares (weighted average, diluted)	in thousands	44,449	46,170	47,301	47,367	**47,846**
Number of shares (12/31)	in thousands	44,725	45,352	45,863	46,404	**48,776**

* until 2003: US-GAAP; since 2004: IAS/IFRS

** Cash flow from operating activities

Security code no. 722 190 / ISIN Nr. DE 0007221905 / number of shares re-based 1:2 share split by July 15, 2002

SCHWARZ PHARMA AG is listed in the Prime Standard of the Frankfurter Wertpapierbörse (Frankfurt stock exchange) and member in the German stock index MDAX® (until March 2007)

SCHWARZ PHARMA Share 2006 Performance relative to the MDAX® and DAX® (1/1/2006 = 100 %)



190
180
170
160
150
140
130
120
110
100
90
SCHWARZ PHARMA
MDAX®
DAX®
1/1/2006
12/31/2006

FINANCIAL CALENDAR

February 26, 2007	Full Year Report 2006
April 25, 2007	Three Months Report 2007
May 8/9, 2007	Annual Shareholders' Meeting in Düsseldorf
July 26, 2007	Half-Year Report 2007
October 25, 2007	Nine Months Report 2007

This information will be updated on the Internet: www.schwarzpharma.com

SCHWARZ PHARMA GROUP ADDRESSES

SCHWARZ PHARMA AG
Alfred-Nobel-Straße 10
40789 Monheim, Germany
Phone +49 2173 48 0
Fax +49 2173 48 1608
www.schwarzpharma.com

Germany

SCHWARZ PHARMA Deutschland GmbH*
Phone +49 2173 48 0
Fax +49 2173 48 1608
www.schwarzpharma.de
General Manager: Konstantin von Alvensleben

SCHWARZ PHARMA Produktions-GmbH*
Phone +49 2173 48 0
Fax +49 2173 48 1608
General Manager: Josef Landwehr

SCHWARZ BIOSCIENCES GmbH*
Phone +49 2173 48 0
Fax +49 2173 48 1608
General Manager: Prof. Dr. Iris Löw-Friedrich, Detlef Thielgen

Asia

SCHWARZ PHARMA Hong Kong Ltd.
Regional Office, Units 4912–13, 49/F
The Center, 99 Queen's Road Central
Hong Kong, P.R. China
Phone +85 2 28 54 93 33
Fax +85 2 28 54 91 11
www.schwarzpharma-asia.com
Regional Director Asia: Reto Carl Rietmann
Country Manager: Cedric Cheng

Zhuhai SCHWARZ PHARMA Company Limited
Rm. 2604 – 2607, Tian An Center
No. 338 Nanjing Road (W)
Shanghai, 200003, P.R. China
Phone +86 21 6359 88 77
Fax +86 21 6359 70 68
www.schwarzpharma-asia.com
Country Manager: Klaus Bitterauf

SCHWARZ PHARMA Philippines Inc.
3/F, Rufino Building
6784 Ayala Avenue
1200 Makati City, Philippines
Phone +63 2 8 10 49 90
Fax +63 2 8 44 09 37
www.schwarzpharma-asia.com
Country Manager: Bodgit Gomez

SCHWARZ PHARMA Korea Co., Limited
7/F, Bongwoo Building, 31-7, 1 Ga,
Jangchung-dong
Chung-gu
Seoul 100 – 391, Korea
Phone +82 2 22 68 93 93
Fax +82 2 22 68 27 99

SCHWARZ PHARMA
Commercial Offshore De Macau Limiteda
Avenida da Praia Grande
No. 762-804 Edificio China Plaza
18 andar J-2, Macau
Phone +85 3 71 55 25
Fax +85 3 71 55 24
Country Manager: Edwin Ooi

SCHWARZ PHARMA Japan Co., Ltd.
2-14, Nihonbashi Ohdenma-cho
Chuo-ku
Tokyo 103-0011, Japan
Phone +81 3 56 42 21 26
Fax +81 3 56 42 21 27
Representative Director: Noriaki Murao

Austria

SCHWARZ PHARMA GmbH
Saturn Tower, Leonard-Bernstein-Straße 10
1220 Wien, Austria
Phone +43 1 269 7090 0
Fax +43 1 269 7090 99
General Manager: Michaela Modes

Bulgaria

SCHWARZ PHARMA AG
Shipka Str. 15
1504 Sofia, Bulgaria
Phone +35 9 28 46 21 47
Fax +35 9 29 44 15 08
Country Manager: Rodop Valkanov

Czech Republik

SCHWARZ PHARMA AG
Avenir Business Park, Radlická 740/113c
15800 Praha 5, Nové Butovice
Czech Republic
Phone +420 226 200 781
Fax +420 226 200 788
www.schwarzpharma.cz
Country Manager: Dr. Radim Petrás

Denmark

SCHWARZ PHARMA ApS
Gydevang 39-41
3450 Allerød, Denmark
Phone +45 48 18 17 13
Fax +45 48 18 16 13
Country Manager: Carsten Gregaard

Finland

SCHWARZ PHARMA OY
Pakkalankuja 7
01510 Vantaa, Finland
Phone +358 9 47 308 351
Fax +358 9 47 308 999
Country Manager: Timo Auvinen

France

LABORATOIRES SCHWARZ PHARMA SAS
Le Mail du Point du Jour
235, Avenue Le Jour se Lève
92651 Boulogne Billancourt cedex, France
Phone +33 1 46 10 66 66
Fax +33 1 46 21 22 85
www.schwarzpharma.fr
General Manager: Marie-Laure Pochon

* Address is identical with that of SCHWARZ PHARMA AG

Greece
SCHWARZ PHARMA M.E.P.E.
Ethnikis Antistaseos Av. 103
15451 N.Psychiko/Athens, Greece
Phone +30 210 677 7487
Fax +30 210 677 7906
Country Manager: Ioannis Papadopoulos

Ireland
SCHWARZ PHARMA Ltd.
Shannon Industrial Estate
Shannon, Co. Clare, Ireland
Phone +353 61 71 41 00
Fax +353 61 71 41 01
General Manager: Werner Kunz

Italy
SCHWARZ PHARMA S.p.A.
Via Gadames, 57
20151 Milano, Italy
Phone +39 02 30 07 91
Fax +39 02 30 863 59
www.schwarzpharma.it
General Manager: Dr. Giancarlo Civita

Kazakhstan
SCHWARZ PHARMA AG
Tole-Bi Ul. 69, Office 21
050000 Almaty, Kazakhstan
Phone +7 32 72 727839
Fax +7 32 72 50 70 96
Country Manager: Dina Kirgizbayewa

Netherlands
SCHWARZ PHARMA BV
Hardwareweg 4
3821 BM Amersfoort, Netherlands
Phone +31 33 454 6645
Fax +31 33 454 6643
General Manager: Henk-Jan R. Cremer

Norway
SCHWARZ PHARMA AS
Nydalsveien 33
0484 Oslo, Norway
Phone +47 21 520115
Fax +47 21 520117
Country Manager: Rune Sjoblom

Poland
SCHWARZ PHARMA Sp.z o.o.
Ul. Dolna 21
05-092 Lomianki, Poland
Phone +48 22 7511328
Fax +48 22 7518796
www.schwarzpharma.pl
General Manager: Jacek Wegrzyk

Russia/CIS
SCHWARZ PHARMA AG
Ul. Schabolovka 10, Building 2, 5th Floor
119049 Moscow, Russia
Phone +7 495 9330282
Fax +7 495 9330283
General Manager: Peter Sperner
Country Manager: Michael Marijadi

Slovakia
SCHWARZ PHARMA AG
Kudlikova 17
85102 Bratislava 5, Slovakia
Phone +421 26 828 6766
Fax +421 26 828 6765
www.schwarzpharm.sk
Country Manager: Jiri Ondracek

Spain
SCHWARZ PHARMA, S.L.
Paseo de la Castellana, 141
15th Floor
28046 Madrid, Spain
Phone +34 91 5703444
Fax +34 91 5702962
www.schwarzpharma.es
General Manager: Dr. Antonio Martin

Sweden
SCHWARZ PHARMA AB
Svärdvägen 21
18215 Danderyd, Sweden
Phone +46 8 7535 991
Fax +46 8 7535 992
Country Manager: Bernd Kuntscher

Switzerland
SCHWARZ PHARMA AG
Jurastrasse 2
4142 Münchenstein, Switzerland
Phone +41 61 9069050
Fax +41 61 9069044
www.schwarzpharma.ch
General Manager: Marc Wannhoff

Ukraine
SCHWARZ PHARMA AG
Ul. Degtjarevskaja 62
04112 Kiev, Ukraine
Phone +38 044 492 94-75
Fax +38 044 492 94-74
Country Manager: Iliya Naumov

United Kingdom
SCHWARZ PHARMA Ltd.
5 Hercules Way, Leavesden Park, Hertfordshire
Watford, WD25 7GS, United Kingdom
Phone +44 1923 684100
Fax +44 1923 684200
www.schwarzpharma.co.uk
General Manager: Andrea Quellhorst

USA
SCHWARZ PHARMA, Inc.
6140 West Executive Drive
Mequon, WI 53092, USA
Phone +1 262 2385 400
Fax +1 262 238 0311
www.schwarzusa.com
President: Rich Denness

SCHWARZ BIOSCIENCES, Inc.
8010 Arco Corporate Drive, Suite 100
Raleigh, NC 27617, USA
Phone +1 919 767 2555
Fax +1 919 767 2570
President: Prof. Dr. Iris Löw-Friedrich

SCHWARZ PHARMA Manufacturing, Inc.
1101 „C" Avenue West, Freeman Field
Seymour, IN 47274, USA
Phone +1 812 523 3457
Fax +1 812 523 1887
Vice President Manufacturing: Jeff Siefert

GLOSSARY

Acetylcholine
Acetylcholine is a biological amine and one of the most important neurotransmitters.

Agonist
A substance which binds to a receptor and activates it, producing a pharmacological response (e.g. contraction, relaxation, secretion, enzyme activation, etc.).

Anticonvulsant
Drug that is used to prevent or treat epileptic seizures. Some anticonvulsants are also effective in neuropathic pain.

Anti-Epileptic
See: Anticonvulsant

Antimuscarinic Agent
Pharmacological substance which binds at muscarinic receptors. An antimuscarinic agent calms the hyperactive muscles of the bladder to regulate its activity.

Basal ganglia
Located below the cerebral cortex in each of the two hemispheres of the brain. The Basal ganglia are essential for important functional aspects of motor, cognitive and limbic regulations.

Biopharma
A unique scientific approach, connecting chemistry and biology, to leverage the huge potential syngergies of these two disciplines.

Cardiovascular
Concerning heart and circulation

Cash Flow
Cash Flow is a financial ratio to evaluate a company's profit situation. It is calculated from the difference between income and expenditure during a fiscal period.

CNS **C**entral **N**ervous **S**ystem
Concerning brain and spinal cord

Colonoscopy
Examination of the large intestine using a colonoscope introduced through the anus and guided up the colon.

Coronary heart disease
Reduction of blood flow in the heart caused by the narrowing or blocking of the coronary vessels.

Dermatosis
Skin disease

Dopamine
Endogenous transmitter of the central nervous system

EMEA **E**uropean **M**edicines **A**gency
Regulatory authority for drugs in Europe

Epilepsy
Sudden disorderly discharge of nerve cells in the brain; symptoms may include impairment of motor response and disturbed consciousness.

Equity ratio
The equity ratio is calculated by comparing the equity to the balance sheet total. It describes the economic and financial stability of the company.

Erectile dysfunction
Impairment of erectility, impotence

Ergoline
"Ergoline" indicates that a substance derives from so-called ergotamines. Ergotamine is a component of Claviceps purpurea, a fungus associated with rye. Its derivatives are used in medicine, for example for the treatment of migraine, disturbed peripheral blood circulation, Parkinson's disease and to stimulate uterine contractions.

ESOP **E**xecutive **S**tock **O**ption **P**rogram
In the executive stock option programs managers and employees are issued with share options enabling them to share in the company's success.

Estrogen
A general name for the most important female sex hormones.

FAS **F**inancial **A**ccounting **S**tandard
US accounting standard

FDA **F**ood and **D**rug **A**dministration
Regulatory authority for food and drugs in the U.S.A.

Fibromyalgia
Severe, chronic, non-inflammatory condition which causes pain in the muscles. Besides generalized pain the most common symptoms include fatigue and lassitude. Often, patients also suffer from depression and insomnia.

Freezing
Motionlessness

Gastro-intestinal
Affecting the gastro (stomach) intestinal tract

Generics
Drugs containing the same active ingredient as the original branded product. They may be produced after expiration of the patent for the active ingredient.

Glutamate
The most important activating neurotransmitter of the central nervous system.

Hypertension
High blood pressure

IAS **I**nternational **A**ccounting **S**tandards
See: IFRS

IFRS **I**nternational **F**inancial **R**eporting **S**tandards
Set of accounting standards issued by the International Accounting Standards Board (IASB)

Joint venture
Specific kind of cooperation between different companies

KUDCo
Kremers Urban Development Company is the wholly owned U.S. generic drug business of SCHWARZ PHARMA Inc., U.S.A.

Market capitalization
Indicator for a company's current value.

Migraine
Paroxysmal, often pulsatile headache, that usually occurs repeatedly and often affects one side of the head. Typical symptoms include nausea, vomiting, sensitivity to light and noise, visual and neurological disturbances.

Neurology
Medical specialty dealing with diseases or malfunction of the nerves.

Neuropathy
Disease or malfunction of the nerves.

Neuropathic pain
Neuropathic pain is caused by a functional disorder of the central or peripheral nervous system. In contrast to "normal pain", neuropathic pain does not serve any warning function.

Neurotransmitter
Heterogeneous, biochemical substances that pass information from one neuron to another over the synapse, the contact point between neurons.

Nitrates
Salts of nitric acid used in the long-term treatment of coronary heart disease.

Non-ergolinic
Non-ergolinic dopamine agonists have been developed in order to achieve a better efficacy and tolerability profile than ergolinic dopamine agonists. This drug class does not derive from ergotamine.

Non-invasive application
A medical procedure which does not penetrate or break the skin or a body cavity, i.e., it doesn't require an (invasive) incision into the body (e.g. a patch application).

OAB **O**veractive **B**ladder **S**yndrome
A syndrome of urinary urgency symptoms, which can lead to micturition and incontinence.

Osteoarthritis
Osteoarthritis is a chronic degenerative disease of the joints, especially of the hip, knee and finger joints. Through a gradual process the articular cartilage is destroyed.

Patch Application
Drug delivery via a patch.

Parkinson's disease
Shaking palsy: degeneration of nerve cells in certain areas of the brain resulting in motor disturbances like poor mobility, trembling of the limbs in the state of rest and muscle rigidity.

Peripheral arterial occlusive disease
Obstruction of the supply of blood to the limbs as a result of arteriosclerosis.

Placebo
An intentionally ineffective medical treatment, such as a sugar pill, identical in appearance to a genuine medicine, used in clinical trials.

Progesterone
Progesterones are beside estrogens the second most important class of female sex hormones. Like estrogens, they are steroids.

Protein
Proteins are macromolecules that belong to the basic building blocks of all cells. They provide not only structure but are also the molecular "machines" that transport substances, move ions and recognize signals.

Receptor
Nerve ending, which senses a change in the body and reacts to it by sending an impulse to the sympathetic nervous system.

Reflux Esophagitis
Inflammation of the esophagus caused by back flow of gastric juice.

RLS **R**estless **L**egs **S**yndrome
Painful over-activity and convulsions of the legs mainly in the evenings and at night.

SAR **S**tock **A**ppreciation **R**ights
Bonus-program for eligible employees, based on the performance of SCHWARZ PHARMA's shares.

Stock Option Program
See: ESOP

Synapse
Contact point for the transmission of information between two cells.

Transdermal
Across the skin

UCB
Union Chimique Belge

Ulcers
Inflammatory processes in the skin and mucous membranes caused by local oxygen deficiency, obstructed circulation of blood, infections, etc.

Urinary incontinence
Inability to retain urine.

Urology
Medical specialty dealing with conditions and diseases of the male and female urinary tract as well as the male sex organs.

IMPRINT

Published by:
SCHWARZ PHARMA AG
Alfred-Nobel-Straße 10
40789 Monheim, Deutschland
Tel +49 2173 48 0
Fax +49 2173 48 1608
E-mail info@schwarzpharma.com
Internet www.schwarzpharma.com

Contact Investor Relations:
Corporate Communications
Antje Witte
Tel +49 2173 48 1866
Fax +49 2173 48 1856
E-mail
antje.witte@schwarzpharma.com

Bettina Ellinghorst
Tel +49 2173 48 2329
Fax +49 2173 48 1856
E-mail
bettina.ellinghorst@schwarzpharma.com

The complete consolitated financial statements – established in Euro – will be published in the Bundesanzeiger and deposited with the Handelsregister (Commmercial Register) of the Amtsgericht (Local Court) of Duesseldorf.

The full consolidated fiancial statements in German and English are published on the Internet: www.schwarzpharma.com

This report is also available in German. The German version prevails.

Concept and Design:
EGGERT GROUP GmbH & Co. KG
Düsseldorf

Photographs:
Dominik Obertreis
Jochen Manz (Executive Board)



SCHWARZ
PHARMA

Health is our passion!

Convenience Translation

SCHWARZ PHARMA Aktiengesellschaft, Monheim
– Security Identification No. 722 190 –
- ISIN 0007221905 -

Invitation to the Ordinary Shareholders' Meeting

We hereby invite our shareholders to the **Ordinary Shareholders' Meeting** of SCHWARZ PHARMA Aktiengesellschaft on **Tuesday, May 8, 2007, 10:00 a.m.**, at CCD.Ost, Congress Center Düsseldorf, Stockumer Kirchstraße No. 61, 40474 Düsseldorf, Germany. Should the Agenda not be dealt with completely on this day, the Ordinary Shareholders' Meeting will be continued on **Wednesday, May 9, 2007, 10:00 a.m.**, at the same place.

SCHWARZ
PHARMA

SCHWARZ
PHARMA

Agenda

1. **Presentation of the approved Annual Financial Statements, the approved Consolidated Financial Statements, the Reports of the Management for the Company and the Group, the Explanatory Report of the Executive Board on the Statements pursuant to Sec. 289 para. 4, Sec. 315 para. 4 of the German Commercial Code (*HGB*) as well as of the Report of the Supervisory Board for the financial year 2006.**

2. **Resolution on the appropriation of distributable profits**

   The Executive Board and the Supervisory Board propose that the distributable profits posted for the financial year 2006 of EUR 18,884,645.53 be appropriated as follows:

   2.1 Distribution of a dividend of EUR 0.20 per share. In relation to the share capital of the Company amounting to EUR 64,031,475.30 this corresponds to a total dividend payment of EUR 9,850,996.20 net of the amount of EUR 92,614 to be attributed to 463,070 treasury shares held by the Company which, pursuant to Sec. 71b of the German Stock Corporation Act (*AktG*), is to be excluded from the payout. The total dividend payment thus amounts to EUR 9,758,382.20.

   2.2 Allocation of the remaining amount of EUR 9,126,263.33 to "other profit reserves".

3. **Resolution on the approval of the Executive Board actions for the financial year 2006**

   The Executive Board and the Supervisory Board propose that the actions of the Executive Board of the financial year 2006 be approved.

4. **Resolution on the approval of the Supervisory Board actions for the financial year 2006**

   The Executive Board and the Supervisory Board propose that the actions of the Supervisory Board of the financial year 2006 be approved.

5. **Resolution on the appointment of the auditor for the financial year 2007**

   The Supervisory Board proposes that Ernst & Young AG Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft, Stuttgart, Düsseldorf office, be appointed as auditor for the financial statements of SCHWARZ PHARMA AG and SCHWARZ PHARMA Group for the financial year 2007.

6. Elections to the Supervisory Board

In accordance with Sec. 96 para. 1 of the German Stock Corporation Act (*AktG*) in connection with Sec. 1 para. 1 sentence 1 no. 1 and Sec. 4 para. 1 of the One-Third Co-Determination Act (*DrittelbG*) and Sec. 10 para. 1 of the Articles of Association, the Supervisory Board is composed of nine members of which six members are to be elected by the Shareholders' Meeting and three members by the employees. Pursuant to Sec. 10 para. 2 of the Articles of Association, the members of the Supervisory Board are elected for the term up to the end of the Shareholders' Meeting resolving on the approval of the Supervisory Board actions for the fourth financial year after the commencement of the term of office, unless the Shareholders' Meeting resolves on a shorter term of office. The year in which the term of office starts is not included in the calculation.

The Local Court (*Amtsgericht*) Düsseldorf has appointed Dr. Wolf-Dietrich Loose, Dr. Frédéric Roch Doliveux, Mr. Jean-Pierre Pradier, Mr. Robert J. Trainor, Mr. Gerhard N. Mayr and Mr. Tom Lauda as members of the Supervisory Board by resolution of February 1, 2007. The term of office of the court-appointed members of the Supervisory Board ends with the election and acceptance of the office by the newly elected Supervisory Board members.

The Supervisory Board proposes that

Dr. Wolf-Dietrich Loose, Königstein, Germany, self-employed attorney,

Dr. Frédéric Roch Doliveux, Brussels, Belgium, Chief Executive Officer and Chairman of the Executive Committee of UCB S.A. and member of the Board of Directors,

Mr. Jean-Pierre Pradier, Brussels, Belgium, Executive Vice President Human Resources of UCB S.A. and member of the Executive Committee,

Mr. Robert J. Trainor, Brussels, Belgium, Executive Vice President and General Counsel of UCB S.A. and member of the Executive Committee,

Mr. Gerhard N. Mayr, Cairo, Egypt, Non-executive member of the Board of Directors of UCB S.A. and former Executive Vice President, Eli Lillly & Company, and

Mr. Tom Lauda, Middletown, New Jersey, USA, self-employed business consultant pharma

be elected members of the Supervisory Board for the term up to the end of the Shareholders' Meeting resolving on the approval of the Supervisory Board actions for the fourth financial year after the commencement of the term of office. The year in which the term of office starts is not included in the calculation.

In accordance with the recommendation in Section 5.4.3 of the German Corporate Governance Code, the election will be carried out on an individual basis. Dr. Wolf-Dietrich Loose is again candidate for the position as chairman of the supervisory board. The Shareholders' Meeting is not bound by any voting proposals.

The persons proposed for election are members of supervisory boards to be formed under statutory provisions, and/or of comparable German or foreign supervisory bodies, of the companies set forth below (indicated according to Sec. 125 para. 1 sentence 3 of the German Stock Corporation Act (*AktG*)):

Dr. Wolf-Dietrich Loose

Dr. Wolf-Dietrich Loose is a member of the following supervisory boards to be formed under statutory provisions:

- Supervisory Board of Babcock Borsig AG in liquidation
- Supervisory Board of Capiton AG
- Supervisory Board of iVA Valuation & Advisory AG (Chairman of the Supervisory Board)
- Supervisory Board of Kaufhalle AG (Chairman of the Supervisory Board)
- Supervisory Board of Praktiker Bau- und Heimwerkermärkte Holding AG
- Supervisory Board of Praktiker Bau- und Heimwerkermärkte AG

He is a member of the following comparable German supervisory bodies:

- Supervisory Board of Dekra Personaldienste GmbH (Chairman of the Supervisory Board)
- Partner's Committee of Metro Asset Management GmbH & Co. KG
- Advisory Board of Dr. Milker Holding (Chairman of the Advisory Board)

Dr. Frédéric Roch Doliveux

Dr. Frédéric Roch Doliveux is a member of the following comparable foreign supervisory bodies:

- Board of Directors of UCB Pharma S.A., Belgium
- Board of Directors of UCB S.A., Belgium
- Board of Directors of UCB Holdings Inc., USA
- Board of Directors of Fin. UCB S.A., Belgium
- Board of Directors of UCB Farchim S.A. (A.G. – Ltd.), Switzerland
- Board of Directors of UCB Japan Co., Ltd., Japan

- Board of Directors of UCB Lux S.A., Luxembourg
- Board of Directors of Celltech Group Ltd., United Kingdom
- Board of Directors of Chirec, Belgium

Jean-Pierre Pradier

Mr. Jean-Pierre Pradier is a member of the following comparable foreign supervisory bodies:

- Board of Directors of UCB Pharma S.A., Belgium
- Board of Directors of UCB Holdings Inc., USA
- Board of Directors of UCB Finance N.V., Netherlands
- Board of Directors of Fin. UCB S.A., Belgium
- Board of Directors of Vedim Pharma S.A., Spain
- Board of Directors of UCB Japan Co., Ltd., Japan
- Board of Directors of UCB Lux S.A., Luxembourg
- Board of Directors of UCB (Investments) Ltd, United Kingdom
- Board of Directors of UCB Pharma Asia Pacific Sdn. Bhd., Malaysia
- Board of Directors of Celltech Group Ltd, United Kingdom
- Board of Directors of Federation Libre des Mutualités Neutres, Belgium

Robert J. Trainor

Mr. Robert J. Trainor is a member of the following comparable foreign supervisory bodies:

- Board of Directors of UCB Pharma S.A., Belgium
- Board of Directors of UCB Holdings Inc., USA
- Board of Directors of UCB Japan Co., Ltd., Japan
- Board of Directors of UCB Inc., USA
- Board of Directors of Celltech Reinsurance (Ireland) Ltd, Ireland
- Board of Directors of Celltech Insurance (Ireland) Ltd, Ireland

Gerhard N. Mayr

Mr. Gerhard N. Mayr is a member of the following comparable foreign supervisory bodies:

- Supervisory Board of OMV AG, Austria
- Board of Directors of Lonza Group AG, Switzerland
- Board of Directors of UCB S.A., Belgium

Tom Lauda

Tom Lauda is not a member of a supervisory board to be formed under statutory provisions or in a comparable German or foreign supervisory body.

7. **Resolution on the approval of the Domination and Profit Transfer Agreement between UCB SP GmbH and SCHWARZ PHARMA AG**

SCHWARZ PHARMA AG as the dependent company and UCB SP GmbH as the controlling company have entered into a Domination and Profit Transfer Agreement on March 22, 2007. The Domination and Profit Transfer Agreement requires the approval of the Shareholders' Meeting. Its wording is as follows:

**Domination
and
Profit Transfer Agreement**

between

UCB SP GmbH
Alfred-Nobel-Str. 10, 40789 Monheim
AG Düsseldorf, HRB 54649
- "UCB SP" -

and

SCHWARZ PHARMA Aktiengesellschaft
Alfred-Nobel-Str. 10, 40789 Monheim
AG Düsseldorf, HRB 45462
- "SCHWARZ PHARMA" -

**§ 1
CONTROL**

(1) SCHWARZ PHARMA submits the control of its company to UCB SP. Accordingly, UCB SP is authorized to issue instructions to the Executive Board of SCHWARZ PHARMA with regard to the management of the company. UCB SP is not entitled to issue instructions to the Executive Board of SCHWARZ PHARMA to amend this agreement, to maintain or to terminate it.

(2) The Executive Board of SCHWARZ PHARMA is required pursuant to paragraph 1 to follow the instructions of UCB SP. The Executive Board of SCHWARZ PHARMA shall continue to be responsible for the management and the representation of SCHWARZ PHARMA.

(3) Instructions must be issued in writing.

§ 2
TRANSFER OF PROFITS

(1) SCHWARZ PHARMA is obligated to transfer its entire profits to UCB SP. Subject to the creation or dissolution of reserves in accordance with paragraph 2, the annual net income which would accrue without the profit transfer, reduced by a possible loss carried forward from the preceding year and the amount to be allocated to the statutory reserve, must be transferred.

(2) With the consent of UCB SP, SCHWARZ PHARMA may allocate parts of the annual net income to other profit reserves (§ 272 paragraph 3 German Commercial Code [*Handelsgesetzbuch*, "HGB"]), insofar as this is admissible under commercial law and economically justified by a sound commercial judgment. Other profit reserves pursuant to § 272 paragraph 3 HGB created during the term of this Agreement shall be dissolved upon the demand of UCB SP and used to compensate an annual net loss or transferred as profit. Other reserves as well as a profit carried forward from the time before the term of this Agreement may not be transferred as profit or used to compensate an annual net loss.

(3) The obligation to transfer profits first applies to the entire profit of the financial year in which this Agreement takes effect pursuant to § 6 paragraph 2.

§ 3
ASSUMPTION OF LOSS

(1) UCB SP is obligated to compensate SCHWARZ PHARMA pursuant to the provisions in § 302 German Stock Corporation Act (*Aktiengesetz*, "AktG") for each annual net loss that would otherwise arise during the term of this Agreement, unless such loss is compensated for by withdrawing, in accordance with § 2 paragraph 2 sentence 2, amounts from the other profit reserves that have been allocated to them during the term of this Agreement.

(2) The obligation to compensate SCHWARZ PHARMA for its annual net loss first applies to the net loss of the financial year in which this Agreement takes effect pursuant to § 6 paragraph 2.

§ 4
GUARANTEED DIVIDEND

(1) For the term of this Agreement, UCB SP guarantees the outside shareholders of SCHWARZ PHARMA an adequate guaranteed dividend in the form of a recurring cash payment (guaranteed dividend).

(2) The guaranteed dividend shall add up to a gross amount of EUR 3.43 per no-par value share for each full financial year minus German corporate income tax and solidarity surcharge in accordance with the rate applicable to each of these taxes for the financial year concerned. This deduction is to be calculated only on the basis of the pro rata guaranteed dividend of EUR 0.96 per no-par value share, included in the gross amount, arising from profits subject to German corporate income tax plus solidarity surcharge. According to the situation at the time of conclusion of the Agreement, the portion of the guaranteed dividend in the amount of EUR 0.96 per share consisting of profit burdened by German corporate income tax is subject to 25 % corporate income tax plus 5.5 % solidarity surcharge which constitutes a deduction of EUR 0.25. Together with the other portion of the guaranteed dividend in the amount of EUR 2.47 per share representing profits which are not subject to German corporate income tax, this results in a guaranteed dividend payment in the total amount of EUR 3.18 per no-par value share for a complete financial year based on the circumstances existing at the time the Agreement was concluded.

(3) The guaranteed dividend shall be granted beginning with the financial year in which this Agreement takes effect in accordance with § 6 paragraph 2.

(4) If this Agreement terminates during a SCHWARZ PHARMA financial year or if, during the term for which the obligation to transfer profits in accordance with § 2 paragraph 3 applies, SCHWARZ PHARMA forms a short financial year, the guaranteed dividend shall be reduced *pro rata temporis*.

(5) The guaranteed dividend payment shall become due on the first banking day following the Annual General Meeting of SCHWARZ PHARMA for the preceding financial year.

(6) If SCHWARZ PHARMA's share capital is increased by way of conversion of the company's funds in return for the issuance of new shares, the guaranteed dividend per share shall decrease in such a way that the total amount of the guaranteed dividend remains unchanged. If SCHWARZ PHARMA's share capital is increased by means of a contribution in cash or in kind, the rights arising from this § 4 shall also apply to the shares resulting from the capital increase subscribed to by outside shareholders.

(7) In the case that proceedings concerning the adequacy of the guaranteed dividend ("*Spruchverfahren*") pursuant to the German Act on Appraisal Proceedings ("*Spruchverfahrensgesetz*") are initiated and the court determines a higher guaranteed dividend by non-appealable decision, the outside shareholders shall be entitled to request a corresponding supplement to the guaranteed dividend they have received, even if they have already tendered their shares in return for compensation. Likewise, all outside shareholders shall be treated equally if UCB SP, in a settlement to avert or terminate proceedings concerning the adequacy of the guaranteed dividend ("*Spruchverfahren*") pursuant to the German Act on Appraisal Proceedings ("*Spruchverfahrensgesetz*"), agrees to a higher guaranteed dividend vis-à-vis a SCHWARZ PHARMA shareholder.

§ 5
COMPENSATION

(1) Upon demand of an outside shareholder of SCHWARZ PHARMA, UCB SP shall acquire his shares in return for a cash compensation of EUR 104.60 per share.

(2) The obligation of UCB SP to acquire shares is limited to a specific period of time. The period of time shall expire two months after the date on which the registration of this Agreement in the commercial register of SCHWARZ PHARMA has been announced in accordance with § 10 HGB. An extension of the time period under § 305 paragraph 4 sentence 3 AktG due to a motion for determination of the guaranteed dividend or the compensation by the court responsible according to § 2 of the German Act on Appraisal Proceedings ("*Spruchverfahrensgesetz*") shall remain unaffected; in this case, the period of time expires two months after the date

on which the decision on the last motion ruled on has been publicly announced in the electronic federal gazette ("*Bundesanzeiger*").

(3) The sale of the shares is free of cost for SCHWARZ PHARMA shareholders.

(4) If, prior to the expiration of the time period defined in paragraph 2, SCHWARZ PHARMA's share capital is increased by way of conversion of the company's funds in return for the issuance of new shares, the compensation per share shall decrease in such a way that the total amount of the compensation remains the same. If, prior to the expiration of such time period, the share capital of SCHWARZ PHARMA is increased by means of a contribution in cash or in kind, the rights arising from this § 5 shall apply also to the shares resulting from the capital increase subscribed to by outside shareholders.

(5) In the case that proceedings concerning the adequacy of the compensation ("*Spruchverfahren*") pursuant to the German Act on Appraisal Proceedings ("*Spruchverfahrensgesetz*") are initiated and the court determines an increased compensation by a non-appealable decision, the outside shareholders shall be entitled to request a corresponding supplement to the compensation they have received, even if they have already tendered their shares in return for compensation. Likewise, all outside shareholders shall be treated equally if UCB SP, in a settlement to avert or terminate proceedings concerning the adequacy of the compensation ("*Spruchverfahren*") pursuant to the German Act on Appraisal Proceedings ("*Spruchverfahrensgesetz*"), agrees to a higher compensation vis-à-vis a SCHWARZ PHARMA shareholder.

(6) If this Agreement is terminated by UCB SP at a time in which the time period (defined in this § 5 paragraph 2) for acceptance of the compensation (defined in this § 5 paragraph 1) has expired, each outside shareholder is entitled to sell his shares for EUR 104.60 per share to UCB SP, and UCB SP is in turn obligated to purchase these shares. This right of the shareholder to sell his shares is limited to a specific period of time. The period of time shall expire two months after the date on which the registration of the termination of this Agreement in the commercial register of SCHWARZ PHARMA has been announced in accordance with § 10 HGB. Paragraphs 3 and 4 of this § 5 shall apply accordingly.

§ 6
EFFECTIVENESS AND TERM

(1) To take effect, this Agreement requires the consent of the General Meeting of SCHWARZ PHARMA and the consent of the shareholders' meeting of UCB SP.

(2) This Agreement shall take effect upon registration in the Commercial Register at the registered office of SCHWARZ PHARMA.

(3) This Agreement can be terminated by giving written notice subject to a notice period of six months prior to the end of a financial year of SCHWARZ PHARMA. This Agreement may be terminated for the first time as of the end of the financial year that expires at least five years after the beginning of the financial year in which this Agreement has taken effect.

(4) The right to terminate this Agreement for cause (*wichtiger Grund*) without notice shall remain unaffected. Particularly, UCB SP is entitled to terminate for cause if it no longer holds the majority of the voting rights of shares in SCHWARZ PHARMA.

§ 7
COMFORT LETTER (*PATRONATSERKLÄRUNG*)

UCB SP is a wholly-owned subsidiary of UCB GmbH. UCB S.A. holds 25% of the shares in UCB GmbH. UCB Finance NV, a wholly-owned subsidiary of UCB S.A., holds the remaining 75% of the shares in UCB GmbH. Without entering into this Agreement as a contracting party, UCB S.A. as the parent company of the UCB group has issued a comfort letter. In this comfort letter attached as an Annex to this Agreement for information purposes, UCB S.A. has irrevocably and without any restrictions undertaken to ensure that UCB SP will be managed and financially supported in such manner that UCB SP will at all times be in a position to completely and timely perform all of its obligations under this Agreement with SCHWARZ PHARMA. Vis-à-vis the outside shareholders of SCHWARZ PHARMA, UCB S.A. guarantees irrevocably and without any restrictions that UCB SP will completely and timely fulfill all its obligations vis-à-vis the outside shareholders under this Agreement, especially to pay the guaranteed dividend and the compensation. This shall also apply to an increase, if any, of the guaranteed dividend or the compensation in an appraisal proceeding ("*Spruchverfahren*") under the German Act on Appraisal Procedings ("*Spruchverfahrensgesetz*"). To that extent, each outside shareholder of SCHWARZ PHARMA shall have a separate legal claim (§ 328 paragraph 1 German Civil Code).

§ 8
SEVERABILITY CLAUSE

Should a present or future provision of this Agreement be or become entirely or partly invalid or impracticable, or should there be an omission in this Agreement, the validity of the remaining provisions shall not be affected thereby. The parties to this Agreement, in the place of the invalid or impracticable provision or in order to fill in the omission, undertake to agree on an appropriate provision that, within the framework of what is legally permissible, comes closest to what the parties to this Agreement intended or would have intended in accordance with the purpose of this Agreement if they had considered the point.

In Sec. 7, the Domination and Profit Transfer Agreement provides for a comfort letter by UCB S.A., which is attached to the agreement for information purposes as an annex and has the following wording:

Comfort Letter

UCB SP GmbH, Monheim, registered in the commercial register of the Local Court in Duesseldorf under HRB 54649, intends to enter into a domination and profit and loss Transfer Agreement with SCHWARZ PHARMA Aktiengesellschaft, Monheim, registered in the commercial register of the Local Court of Duesseldorf under HRB 45462, as a dependent enterprise (the "**Domination and Profit Transfer Agreement**"). It is intended to agree under the Domination and Profit Transfer Agreement on a compensation in terms of § 305 German Stock Corporation Act (*Aktiengesetz*) in an amount of EUR 104.60 per non-par value share and on a guaranteed dividend in terms of § 304 German Stock Corporation Act (*Aktiengesetz*) in a gross amount of EUR 3.43 (net currently EUR 3.18) per non-par value share.

UCB SP GmbH belongs to the UCB group whose parent company is UCB S.A., Brussels, Belgium, registered with the Belgian Crossroads Bank for Enterprises under 0403 053 608. Sole shareholder of UCB SP GmbH is UCB GmbH, Kerpen, registered in the commercial register of the Local Court of Cologne under HRB 41835. 25% of the shares in UCB GmbH are held by UCB S.A. The remaining 75%

of the shares in UCB GmbH are held by UCB Finance NV, Breda, Netherlands, a wholly-owned subsidiary of UCB S.A.

UCB S.A. hereby issues the following declaration, without entering into the Domination and Profit Transfer Agreement as a contracting party:

1. UCB S.A. undertakes, without any restriction and irrevocably, to ensure that UCB SP GmbH is managed and financially supported in such a manner that UCB SP GmbH is at all times in a position to timely perform all of its obligations under or in connection with the Domination and Profit Transfer Agreement.

2. UCB S.A. guarantees vis-à-vis the outside shareholders of Schwarz Pharma Aktiengesellschaft irrevocably and without any restrictions that UCB SP GmbH will completely and timely fulfill all its obligations vis-à-vis the outside shareholders under this Agreement, especially to pay the guaranteed dividend and the compensation. This shall also apply to an increase, if any, of the guaranteed dividend or the compensation in an appraisal proceeding (*Spruchverfahren*) under the German Act on Appraisal Procedures (*Spruchverfahrensgesetz*). To that extent, each outside shareholder of SCHWARZ PHARMA Aktiengesellschaft shall have a separate legal claim (§ 328 paragraph 1 German Civil Code).

This comfort letter shall be governed by the laws of the Federal Republic of Germany. Only the German version of this comfort letter is legally binding.

The Executive Board and the Supervisory Board propose to approve the Domination and Profit Transfer Agreement of March 22, 2007 between UCB SP GmbH and SCHWARZ PHARMA AG.

8. Amendment of Sec. 21 of the Articles of Association

The German Corporate Integrity and Modernization of the Right to Appeal Act *(Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts)* enables the chairperson of the shareholders' meeting in Sec. 131 para. 2 sentence 2 German Stock Corporation Act *(AktG)* to impose a reasonable time limit on the shareholders' rights to ask questions and to speak. Paying regard also to the streamlining of the shareholders' meeting recommended by the German Corporate Governance Code and like many listed stock corporations, the Company would like to make use of such provision. Therefore, the Supervisory Board and the Executive Board propose that the following resolution be passed:

Sec. 21 para. 2 of the Articles of Association of SCHWARZ PHARMA AG is amended and restated as follows:

"(2) The Chairperson of the shareholders' meeting shall lead the meeting. He shall determine the order of the points of discussion and of the speakers as well as the voting procedures. The Chairperson may impose a reasonable time limit on the right of shareholders to ask questions and to speak. In particular, he may, at the beginning of the shareholders' meeting or during its course, determine a reasonable time frame for the shareholders' meeting, individual topics of discussion or individual speeches and questions, and determine a point in time for the beginning of an election on one or more items of the agenda."

Documents available for inspection

The documents required by law and further information, in particular the documents set forth below, are open to inspection by the shareholders from the date on which the Shareholders' Meeting is convened at the business premises of the Company and of UCB SP GmbH (both Alfred-Nobel-Straße 10, 40789 Monheim, Germany) and at the Shareholders' Meeting and are also available for download on the internet at www.schwarzpharma.com.

1. Annual Financial Statements and Reports of the Management of SCHWARZ PHARMA AG for the financial years 2006, 2005 and 2004

2. Consolidated Financial Statements and Reports of the Management of SCHWARZ PHARMA Group for the financial years 2006, 2005, 2004

3. Explanatory Report the Executive Board on the Statements pursuant to Sec. 289 para. 4, Sec. 315 para. 4 of the German Commercial Code (*HGB*) in the Reports of the Management for the Company and the Group for the financial year 2006

4. Report of the Supervisory Board for the financial year 2006

5. Domination and Profit Transfer Agreement between UCB SP GmbH, Monheim, Germany, and SCHWARZ PHARMA AG, Monheim, Germany, of March 22, 2007

6. Comfort letter (*Patronatserklärung*) of UCB S.A. of March 22, 2007 according to Sec. 7 of the Domination and Profit Transfer Agreement

7. Joint Report of the Managing Directors of UCB SP GmbH and the Executive Board of SCHWARZ PHARMA AG pursuant to Sec. 293a of the German Stock Corporation Act (*AktG*) on the Domination and Profit Transfer Agreement between UCB SP GmbH and SCHWARZ PHARMA AG of March 22, 2007

8. Expert Report of Ernst & Young AG on the Determination of the Business Value of SCHWARZ PHARMA AG as of May 9, 2007, dated March 22, 2007

9. Audit Report by the court-appointed contract auditor, Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, of March 23, 2007 pursuant to Sec. 293e of the German Stock Corporation Act (*AktG*) on the audit of the

Domination and Profit Transfer Agreement between UCB SP GmbH and SCHWARZ PHARMA AG of March 22, 2007

10. Statutory Financial Statements (Einzelabschlüsse) of UCB S.A., Consolidated Financial Statements (Konzernabschlüsse) of the UCB Group and Management Reports for the financial years 2005, 2004 and 2003 in the original language as well as in each case a (legally not binding) translation into German

11. Statutory Financial Statements (Einzelabschluss) of UCB S.A. and Consolidated Financial Statements of the UCB Group together with a combined Management Report (Lagebericht) for the financial year 2006 in the original language as well as in each case a (legally not binding) translation into German

12. Annual Financial Statements and Management Reports of UCB GmbH for the financial years 2006, 2005, 2004

13. Annual Financial Statements of UCB SP GmbH of the short financial year from 25 August 2006 until 30 November 2006 and of the short financial year from 1 December 2006 until 31 December 2006 each together with a Management Report.

Upon request, the aforementioned documents and reports shall be sent to each shareholder free of charge and without delay. We kindly request to submit orders to:

SCHWARZ PHARMA Aktiengesellschaft
Corporate Communications
Alfred-Nobel-Str. 10
40789 Monheim

Facsimile: +49-2173-48-1856
E-mail: Hauptversammlung@schwarzpharma.com

Participation in Shareholders' Meeting

At the date of convocation of the Shareholders' Meeting, 48.791.911 out of 49.254.981 outstanding shares confer an attendance and voting right. Only those shareholders are entitled to attend the Shareholders' Meeting and exercise voting rights who register pursuant to Sec. 19 of the Articles of Association at the latest by the end of April 30, 2007 in text form (Sec.126b of the German Civil Code (*BGB*)) in German or English.

In addition, the shareholders have to evidence their entitlement to attend the Shareholders' Meeting and to exercise their voting rights. For this purpose, a certificate in text form (Sec. 126b of the German Civil Code (*BGB*)) that is issued in German or English by the depository institution and that certifies ownership of the shares needs to be submitted by the end of April 30, 2007 (time of receipt). In accordance with Sec. 123 para. 3 sentence 3 of the German Stock Corporation Act (*AktG*) in connection with Sec. 19 para. 2 of the Articles of Association, the certificate has to reflect the ownership of the shares as of the beginning of April 17, 2007.

The registration together with the certificate has to be sent to the following address:

SCHWARZ PHARMA Aktiengesellschaft
c/o Deutsche Bank AG
- General Meetings -
60272 Frankfurt am Main

Upon receipt by the Company of the certificate evidencing their share property, admission tickets for the Shareholders' Meeting will be sent to the shareholders. To ensure the timely arrival of the admission tickets, we kindly ask the shareholders to make sure that the certificate is provided to the Company at an early stage.

Proxy voting

We would like to point out that the shareholders may exercise their voting rights in the Shareholders' Meeting on May 8, 2007 (and if continued on the day after) via an agent, including a credit institute or a shareholders' association, after issuing a corresponding proxy.

As a special service, we are offering our shareholders the opportunity to be represented in the Shareholders' Meeting via Company-nominated agents. The agents may be authorized in writing by means of the admission and proxy form that will be sent to the shareholders after their registration for the Shareholders' Meeting. The agents will exercise their voting right only on the basis of the instructions by the shareholder.

Shareholders' Motions

Counter motions in accordance with Sec. 126 para. 1 of the German Stock Corporation Act (*AktG*) in relation to a proposal of the Executive Board and the Supervisory Board on a specific item of the Agenda as well as proposals for election in accordance with Sec. 127 of the German Stock Corporation Act (*AktG*) shall be sent exclusively to:

SCHWARZ PHARMA Aktiengesellschaft
Corporate Communications
Alfred-Nobel-Str. 10
40789 Monheim

Facsimile: +49-2173-48-1856
E-mail: Hauptversammlung@schwarzpharma.com

Counter motions and proposals for election received under this address within the specified period will be made available to all shareholders without undue delay if required by law at www.schwarzpharma.com.

Monheim, March 2007

The Executive Board

Disclaimer

It should be noted that this document is a convenience translation of the shareholders' invitation to the 2007 Ordinary Shareholders' Meeting and that only the German version of this document is legally binding on SCHWARZ PHARMA AG and its directors, managers and employees. Every effort was made to assure the accuracy of this translation, which is provided as a courtesy and for informal purposes only. No warranty is made as to its completeness and accuracy and SCHWARZ PHARMA AG, its directors, managers, and employees do not assume any liability with respect hereto.

SUPPLEMENTARY EXPLANATIONS TO THE MANAGEMENT REPORT FOR THE FISCAL YEAR 2006

The information to be provided pursuant to Secs. 289 (4), 315 (4) of the German Commercial Code (HGB) are contained in Chapters 6.3 and 6.5 of the report of the management for the group (Konzernlagebericht) and in Chapters VII. through XII. of the management report of SCHWARZ PHARMA AG (Lagebericht).

The Executive Board comments on the reported information as follows:

1. The registered capital of SCHWARZ PHARMA AG as per 22 March 2007 amounts to €64,031,475.30. It is divided in €49,254,981 no-par-value bearer shares, granting each of the shareholders the same rights, in particular the same voting rights.

2. At the aforementioned date, UCB SP GmbH, Monheim, holds a direct interest, and Financière de Tubize S.A., Brussels, Belgium, UCB S.A., Brussels, Belgium, UCB Finance N.V., Breda, the Netherlands, and UCB GmbH, Kerpen-Sindorf, hold an indirect interest of 86,77% of the voting rights in SCHWARZ PHARMA AG.

3. The members of the Executive Board are appointed and removed pursuant to the statutory provisions. Sec. 7 of the articles of association of SCHWARZ PHARMA AG provides only for a minimum number of board members. Besides that, the Supervisory Board determines the number of board members. The articles of association may be amended by way of a shareholders' resolution with the simple majority of the capital pursuant to Sec. 22 of the Articles, unless a different majority is required by statute.

4. With regard to the authority of the Executive Board, in particular to issue or repurchase shares, the following applies:

   – The creation of authorised capital and the corresponding authorization of the Executive Board by shareholders' resolution of 11 May 2005 shall put SCHWARZ PHARMA AG in a position to adjust its equity and liquid assets to the requirements of current business and market developments at short notice. The company shall be in a position to acquire businesses or interests in businesses, statutory approvals for pharmaceutical products or contractual licenses in a quick and flexible manner. Furthermore, it shall enable the company to strengthen the bond with its employees by issuing employee shares.

   – The Executive Board's authority to issue, on the basis of the share-holders' resolution of 10 May 2006, convertible or warrant bonds with the right to receive bearer shares enables SCHWARZ PHARMA AG to raise capital. The convertible or warrant bonds may be issued against contribution in kind and used as consideration for the acquisition of businesses, interests in businesses and important licenses as well as in connection with business combinations.

– The Executive Board's authority to issue, on the basis of the share-holders' resolution of 13 May 2003, subscription rights for shares in SCHWARZ PHARMA AG within the scope of the "Executive Stock Option Plan 2003" gives the possibility to create additional incentives for qualified employees and officers by letting them participate in the company's results and strengthening their bond to the company.

– The authorization of the Executive Board to purchase and use the Company's own shares on the basis of the shareholders' resolution of 10 May 2006 enables SCHWARZ PHARMA AG to offer potential investors shares in the company or to enlarge the group of the company's shareholders and to acquire businesses, interests in businesses, statutory approvals for pharmaceutical products or contractual licenses against shares. Furthermore, the company's own shares can be offered to employees or be used in employee stock option plans.

The above authorizations to carry out capital-related measures are provisions that are customary in listed companies comparable to SCHWARZ PHARMA AG and do not serve the purpose to defend against any takeover attempts.

5. As regards the change-of-control clauses in major agreements mentioned in the report of the management of the group and of SCHWARZ PHARMA AG, the Executive Board comments as follows: The right to terminate the credit facility granted to SCHWARZ PHARMA AG in case of a change of control is market standard in financing agreements and serves the involved banks' legitimate business interests. Inter alia, the banks must have the possibility, for reasons of risk management, to review their existing credit commitments in case of a change in the shareholder structure and, for instance in case of a corporate group created by way of a business combination, limit their overall commitment according to the credit risk of the new group. The change-of-control clause in the development and license agreement regarding the development and marketing of rotigotine in the Japanese market giving each party a right to terminate upon a change of control of the other party mainly serves SCHWARZ PHARMA AG as a protection against a competitor of the company's acquiring control of the licensee.

6. The change-of-control clauses and compensation provisions contained in the service agreements of the board members do not generally grant the latter an extraordinary right of termination in case of a change of control, but grant such right only if the board member is removed from office with no fault of his/her own. The clause governs the handling of the statutory remuneration/compensation claims of the respective board member which in principle exist under law in case they are removed without fault and, insofar, merely serves the purpose of avoiding any disputes.

SCHWARZ PHARMA AG
The Executive Board

Monheim, February 2007

REPORT OF THE SUPERVISORY BOARD

In the year under review, the Supervisory Board has performed its legal duties and its duties under the articles of association, has rendered advice to the Management Board on the direction of the company on a regular basis and has monitored the management of the company. The Supervisory Board was involved in all key decisions of the company. As basis for its decisions, the Supervisory Board used, inter alia, the regular reports of the Management Board, as provided for by law and by Sec. 11 (2) of the articles of association of SCHWARZ PHARMA AG, the special reports made by the Management Board due to certain events or upon request of the Supervisory Board, as well as the supplementary explanations given by the Management Board. The Management Board reported regularly and in a timely and comprehensive manner, both orally and in writing, on all important issues regarding the business development and planning, the risk situation and risk management, important transactions and ventures as well as the corporate planning and strategic development of the company. Concerning material matters, these reports were available to the Supervisory Board also in writing.

Where so required, the Supervisory Board has, after comprehensive consultation, approved certain measures. Insofar as the Management Board has submitted measures to the Supervisory Board for approval, the presentation of the Management Board has always been accompanied by a description of the key aspects to bear in mind for the decision at hand. In the period under review, the Supervisory Board has on no occasion considered it necessary to have the books and records of the company examined and reviewed by individual members of the Supervisory Board or special experts.

Seven meetings of the Supervisory Board have taken place within the course of the fiscal year 2006. In addition, the Chairman of the Supervisory Board has constantly been kept up to date on important developments and pending decisions by the Chairman of the Management Board between the dates of the meetings. Where so required, the Supervisory Board has taken taken resolutions on such matters in writing or by phone. In only three of the seven meetings of the Supervisory Board, one Supervisory Board member in each meeting was absent, but excused. Apart from that, all Supervisory Board members have participated in all meetings and resolutions of the Supervisory Board in the fiscal year 2006.

In two extraordinary meetings, the Supervisory Board has, with special care, looked into the conditions of the public takeover bid of UCB S.A. and UCB SP GmbH to the shareholders of SCHWARZ PHARMA AG. In the Supervisory Board meeting of 24 September 2006, the Management Board reported comprehensively on the intended Business Combination Agreement with UCB S.A. and the friendly takeover bid of UCB S.A. and UCB SP GmbH intended thereby. The Management Board explained the initial situation of the SCHWARZ PHARMA

Group and gave details on the bid of UCB S.A. and the consequences of a business combination of both companies. After that, the Supervisory Board intensively discussed the key elements of the transaction, including potential risks as well as the effects of the business combination on the company and the expected reaction of the capital market to a capital increase of UCB S.A. The Supervisory Board unanimously approved the conclusion of the Business Combination Agreement between SCHWARZ PHARMA AG, UCB S.A. and UCB SP GmbH. The ensuing takeover bid and the offer document of UCB S.A. and UCB SP GmbH published on 10 November 2006 formed the subject-matter of an extraordinary meeting of the Supervisory Board on 20 November 2006. Following a detailed discussion, the Supervisory Board together with the Management Board came to the conclusion that the consideration offered was fair from a financial point of view and that the takeover bid would meet the interests of the company, the shareholders of SCHWARZ PHARMA and the employees. The Supervisory Board resolved to support the bid and to recommend to the shareholders of SCHWARZ PHARMA to accept the bid and to submit their SCHWARZ PHARMA shares in connection with the bid. The considerations of the Supervisory Board and the Management Board are shown in more detail in the published joint opinion of the Management Board and the Supervisory Board dated 20 November 2006. In accordance with the intentions published in the joint opinion, the former members of the Supervisory Board who held shares in SCHWARZ PHARMA AG have accepted the public takeover bid with respect to all shares held by them.

In its meetings, the Supervisory Board has discussed the sales reports as well as the analyses of the profit, asset and financial situation of the company and its subsidiaries on a regular basis. Deviations from objectives and planning figures and the reasons for such deviations were explained to the Supervisory Board within the course of regular "operating updates" for the regions USA, Europe and Asia and were duly reviewed by the Supervisory Board. The Supervisory Board called for additional reports on, inter alia, the currency hedging measures planned and carried out by the company, their effects, and related risk management.

Subject of regular consultation during the Supervisory Board meetings were moreover the strategic planning and continued development of the SCHWARZ PHARMA Group, the progress in ongoing research and development projects, and the further expansion of the development pipeline through new and innovative projects. In this context, the Supervisory Board in particular discussed the improvement of the market position and earnings situation of the distribution companies and the structuring of the distribution units with regard to the marketing requirements of those pipeline products that showed significant progress with respect to obtaining marketing approval.

In the course of the fiscal year 2006, the Supervisory Board dealt with a number of further transactions and issues. It discussed the corporate planning for the fiscal year 2006, the annual financial statements and the consolidated annual financial statements for the fiscal year 2005 and the preparation of the shareholders' meeting in 2006. In its meeting on 9 May 2006, it resolved on the issuance of a second tranche of the Stock Appreciation Rights Program 2005 to the Management Board members and approved the issuance of such rights to selected executives of the SCHWARZ PHARMA Group. Furthermore, it noted with approval the issuance of staff shares. The Supervisory Board dealt with the negotiation of a license agreement of SCHWARZ PHARMA AG with Pfizer Inc., USA, concerning the rights to the active substance fesoterodine, approved its conclusion and discussed investments in capacities for the production of fesoterodine in Ireland. The Supervisory Board discussed the development of the company's enterprise value, in particular with regard to the pipeline products. Moreover, the Supervisory Board approved the budget planning 2007 for the SCHWARZ PHARMA Group and the fee agreement with the auditor for the annual financial statement 2006. In connection with the current takeover bid of UCB S.A. and UCB SP GmbH, preparatory measures for the integration following the implementation of the takeover bid were the subject-matter of consultations of the Supervisory Board.

The Personnel Committee, the only Supervisory Board committee, convened five meetings in the fiscal year 2006. The work of the Personnel Committee focused on the remuneration of the Management Board, in particular the determination of annual bonuses and the granting of stock appreciation rights under the management incentive program. In addition, the Personnel Committee addressed the conclusion, amendment and termination of service agreements with members of the Management Board as well as related termination agreements including severance payments and non-compete compensations of leaving Management Board members. In each case the Chairman of the Personnel Committee reported to the Supervisory Board on the work performed by the committee.

In December, when the acquisition of a majority of shares in SCHWARZ PHARMA AG by UCB SP GmbH was secure, the Supervisory Board intensively dealt with the personal changes and changes of the allocation of duties on the Management Board. Mr. Patrick Schwarz-Schütte resigned, effective 31 December 2006, as chairman and member of the Management Board. Dr. Klaus Veitinger, too, withdrew from his office as Management Board member as of 31 December 2006. Mr. Jürgen Baumann declared his withdrawal as member of the Management Board with effect as of 30 April 2007. The Supervisory Board accepted the resignations of the Management Board members. Mr. Detlef Thielgen was appointed Chief Executive Officer with effect as of 1 January

2007 with a period of office until 31 December 2009. The appointment of Prof. Dr. Iris Löw-Friedrich as member of the Management Board was extended until 31 July 2009. Mr. Peter Möller, attorney, and Mr. Martin Schneider are newly appointed members of the Management Board of SCHWARZ PHARMA AG with effect as of 1 January 2007 and for a period of three years. In the Management Board, Mr. Möller is in charge of legal affairs and Mr. Schneider of staff issues. In consideration of these changes, a new schedule of responsibilities for the Management Board was resolved. The Supervisory Board moreover approved the appointment of Mr. Thielgen to the Executive Committee of UCB S.A.

The Supervisory Board has satisfied itself that SCHWARZ PHARMA AG has observed the recommendations of the German Corporate Governance Code in accordance with the Declaration of Conformity of March 2006 in the past fiscal year. The recommendations of the German Corporate Governance Code were, and are, fulfilled with only a few exceptions. The reasons for such deviations are explained in the Declaration of Compliance, available on the internet at www.schwarzpharma.com.

The annual financial statements and the Report of the Management of SCHWARZ PHARMA AG (Lagebericht) as well as the consolidated annual financial statements and Report of the Management for the group (Konzernlagebericht) for the fiscal year 2006 have been audited by the auditor appointed by the shareholders' meeting, Ernst & Young AG, Wirtschaftsprüfungsgesellschaft, Düsseldorf, and received an unqualified auditor's opinion. The Supervisory Board had commissioned the auditor on the basis of detailed information on the auditor's fees and had defined the main auditing aspects for the annual financial statements. The annual financial statements and Report of the Management as well as the consolidated annual financial statements and Report of the Management of the group, including the auditor's report in each case, were submitted to the Supervisory Board at an early stage jointly with the proposal of the Management Board regarding the appropriation of the balance-sheet profits.

Following a thorough discussion, the Supervisory Board noted with approval the audit results presented by the auditor, who attended the Supervisory Board meeting on 22 March 2007 and presented the key results of his report. On the basis of the final result, also according to its own review of the annual financial statements and consolidated financial statements, including the Reports of the Management, no objections were raised. On the basis of its review and discussion, the Supervisory Board has approved the annual financial statements as well as the consolidated annual financial statements of SCHWARZ PHARMA AG for the fiscal year 2006. The 2006 annual financial statements of SCHWARZ PHARMA AG are adopted thereby. The proposal of the Management Board regarding the appropriation of the balance-sheet profits was taken up by the Supervisory Board.

The Management Board presented in detail to the Supervisory its explanatory report, regarding the information rendered pursuant to Sec. 289 (4) HGB (German Commercial Code) in the Reports of the Management and the information rendered pursuant to Sec. 315 (4) HGB in the Reports of the Management of the group. The Supervisory Board has discussed and reviewed the information provided in the Report of the Management pursuant to Sec. 289 (4) HGB and the information provided in the Report of the Management of the group pursuant to Sec. 315 (4) HGB. It has reached the conclusion that the explanatory report of the Management Board is correct in all aspects and fully adopts the explanations of the Management Board.

The Management Board has prepared a report on the relationship with affiliated companies (Abhängigkeitsbericht) pursuant to Sec. 312 AktG (German Stock Corporation Act). At the end of the report, it declared that SCHWARZ PHARMA AG received an appropriate consideration for each legal transaction according to the circumstances known to the Management Board at the point in time the legal transactions to be included in the report on the relationship with affiliated companies were performed or measures were taken or omitted, and that SCHWARZ PHARMA AG was not harmed by the fact that the measures were taken or omitted.

The auditor Ernst & Young AG has audited the report prepared by the Management Board pursuant to Sec. 312 AktG and has issued the following unqualified auditor's opinion:

"Following our due review and assessment, we confirm that

1. the facts contained in the report are correct,
2. the company's performance under the legal transactions mentioned in the report was at arm's length,
3. we have no reason to come to a materially different assessment of the measures mentioned in the report than the one made by the Management Board."

The Supervisory Board checked the completeness and correctness of the report. In the opinion of the Supervisory Board, the Management Board has established the group of affiliated companies with due diligence. It took the necessary precautions to record the legal transactions and other measures that have been taken or omitted by SCHWARZ PHARMA AG with, upon inducement by, or in the interest of, the dominant company or the companies associated to it during the past fiscal year and after the company had become a dependent company. According to the result of the review, there are no grounds to assume that legal transactions or measures have not been recorded completely. Therefore, the Supervisory Board adopts the result of the review by the auditor. No objections are to be raised against the declaration of the Management Board at the end of the report.

Dr. Eberhardt Peill was elected member of the Supervisory Board by the shareholders' meeting on 10 May 2006. Dr. Terence Eaves was re-elected member of the supervisory body. The term of office of Dr. Rüdiger Hauffe as member of the Supervisory Board ended upon closing of the shareholders' meeting on 10 May 2006. Dr. Hauffe was not available for re-election. No other changes in the composition of the Supervisory Board occurred in the fiscal year 2006.

After the end of the fiscal year, the shareholders' representatives in the Supervisory Board have resigned from their office following the takeover of SCHWARZ PHARMA AG. Upon request of the Management Board, the Düsseldorf Local Court (Amtsgericht) has appointed Dr. Wolf-Dietrich Loose, Dr. Roch Doliveux, Mr. Jean-Pierre Pradier, Mr. Robert Trainor, Mr. Gerhard Mayr as well as Mr. Tom Lauda as new members of the Supervisory Board on 1 February 2007. The Supervisory Board elected Dr. Wolf-Dietrich Loose new chairman of the Supervisory Board and Dr. Roch Doliveux deputy chairman.

The past fiscal year meant additional burdens in connection with the takeover bid by the UCB group for all employees of the SCHWARZ PHARMA group, and resulted in a number of changes. At this stage, the Supervisory Board wishes to extend its sincerest thanks and appreciation to the current and withdrawn members of the Management Board, the withdrawn members of the Supervisory Board and all company employees, who contributed to the success of the SCHWARZ PHARMA Group in a committed and competent manner, for the work performed by them in the fiscal year 2006.

The Supervisory Board

Dr. Wolf-Dietrich Loose
Chairman of the Supervisory Board

Monheim, March 2007

Convenience Translation –
German Version legally binding

Domination and Profit Transfer Agreement

between

UCB SP GmbH
Alfred-Nobel-Str. 10, 40789 Monheim
AG Düsseldorf, HRB 54649
- "UCB SP" -

and

Schwarz Pharma Aktiengesellschaft
Alfred-Nobel-Str. 10, 40789 Monheim
AG Düsseldorf, HRB 45462
- "Schwarz Pharma" -

§ 1
Control

(1) Schwarz Pharma submits the control of its company to UCB SP. Accordingly, UCB SP is authorized to issue instructions to the management board of Schwarz Pharma with regard to the management of the company. UCB SP is not entitled to issue instructions to the management board of Schwarz Pharma to amend this agreement, to maintain or to terminate it.

(2) The management board of Schwarz Pharma is required pursuant to paragraph 1 to follow the instructions of UCB SP. The management board of Schwarz Pharma shall continue to be responsible for the management and the representation of Schwarz Pharma.

(3) Instructions must be issued in writing.

§ 2
Transfer of Profits

(1) Schwarz Pharma is obligated to transfer its entire profits to UCB SP. Subject to the creation or dissolution of reserves in accordance with paragraph 2, the annual net income which would accrue without the profit transfer, reduced by a possible loss carried forward from the preceding year and the amount to be allocated to the statutory reserve, must be transferred.

(2) With the consent of UCB SP, Schwarz Pharma may allocate parts of the annual net income to other profit reserves (§ 272 paragraph 3 German Commercial Code [*Handelsgesetzbuch*, "HGB"]), insofar as this is admissible under commercial law and economically justified by a sound commercial judgment. Other profit reserves pursuant to § 272 paragraph 3 HGB created during the term of this Agreement shall be dissolved upon the demand of UCB SP and used to compensate an annual net loss or transferred as profit. Other reserves as well as a profit carried forward from the time before the term of this Agreement may not be transferred as profit or used to compensate an annual net loss.

(3) The obligation to transfer profits first applies to the entire profit of the financial year in which this Agreement takes effect pursuant to § 6 paragraph 2.

§ 3
Assumption of Loss

(1) UCB SP is obligated to compensate Schwarz Pharma pursuant to the provisions in § 302 German Stock Corporation Act (*Aktiengesetz*, "AktG") for each annual net loss that would otherwise arise during the term of this Agreement, unless such loss is compensated for by withdrawing, in accordance with § 2 paragraph 2 sentence 2, amounts from the other profit reserves that have been allocated to them during the term of this Agreement.

(2) The obligation to compensate Schwarz Pharma for its annual net loss first applies to the net loss of the financial year in which this Agreement takes effect pursuant to § 6 paragraph 2.

§ 4
Guaranteed Dividend

(1) For the term of this Agreement, UCB SP guarantees the outside shareholders of Schwarz Pharma an adequate guaranteed dividend in the form of a recurring cash payment (guaranteed dividend).

(2) The guaranteed dividend shall add up to a gross amount of EUR 3.43 per no-par value share for each full financial year minus German corporate income tax and solidarity surcharge in accordance with the rate applicable to each of these taxes for the financial year concerned. This deduction is to be calculated only on the basis of the pro rata guaranteed dividend of EUR 0.96 per no-par value share, included in the gross amount, arising from profits subject to German corporate income tax plus solidarity surcharge. According to the situation at the time of conclusion of the Agreement, the portion of the guaranteed dividend in the amount of EUR 0.96 per share consisting of profit burdened by German corporate income tax is subject to 25 % corporate income tax plus 5.5 % solidarity surcharge which constitutes a deduction of EUR 0.25. Together with the other portion of the guaranteed dividend in the amount of EUR 2.47 per share representing profits which are not subject to German corporate income tax, this results in a guaranteed dividend payment in the total amount of EUR 3.18 per no-par value share for a complete financial year based on the circumstances existing at the time the Agreement was concluded.

(3) The guaranteed dividend shall be granted beginning with the financial year in which this Agreement takes effect in accordance with § 6 paragraph 2.

(4) If this Agreement terminates during a Schwarz Pharma financial year or if, during the term for which the obligation to transfer profits in accordance with § 2 paragraph 3 applies, Schwarz Pharma forms a short financial year, the guaranteed dividend shall be reduced *pro rata temporis*.

(5) The guaranteed dividend payment shall become due on the first banking day following the Annual General Meeting of Schwarz Pharma for the preceding financial year.

(6) If Schwarz Pharma's share capital is increased by way of conversion of the company's funds in return for the issuance of new shares, the guaranteed dividend per share shall decrease in such a way that the total amount of the guaranteed dividend remains unchanged. If Schwarz Pharma's share capital is increased by means of a contribution in cash or in kind, the rights arising from this § 4 shall also apply to the shares resulting from the capital increase subscribed to by outside shareholders.

(7) In the case that proceedings concerning the adequacy of the guaranteed dividend ("*Spruchverfahren*") pursuant to the German Act on Appraisal Proceedings ("*Spruchverfahrensgesetz*") are initiated and the court determines a higher guaranteed dividend by non-appealable decision, the outside shareholders shall be entitled to request a corresponding supplement to the guaranteed dividend they have received, even if they have already tendered their shares in return for compensation. Likewise, all outside shareholders shall be treated equally if UCB SP, in a settlement to avert or terminate proceedings concerning the adequacy of the guaranteed dividend ("*Spruchverfahren*") pursuant to the German Act on Appraisal Proceedings ("*Spruchverfahrensgesetz*"), agrees to a higher guaranteed dividend vis-à-vis a Schwarz Pharma shareholder.

§ 5
Compensation

(1) Upon demand of an outside shareholder of Schwarz Pharma, UCB SP shall acquire his shares in return for a cash compensation of EUR 104.60 per share.

(2) The obligation of UCB SP to acquire shares is limited to a specific period of time. The period of time shall expire two months after the date on which the registration of this Agreement in the commercial register of Schwarz Pharma has been announced in accordance with § 10 HGB. An extension of the time period under § 305 paragraph 4 sentence 3 AktG due to a motion for determination of the guaranteed dividend or the compensation by the court responsible according to § 2 of the German Act on Appraisal Proceedings ("*Spruchverfahrensgesetz*") shall remain unaffected; in this case, the period of time expires two months after the date on which the decision on the last motion ruled on has been publicly announced in the electronic federal gazette ("*Bundesanzeiger*").

(3) The sale of the shares is free of cost for Schwarz Pharma shareholders.

(4) If, prior to the expiration of the time period defined in paragraph 2, Schwarz Pharma's share capital is increased by way of conversion of the company's funds in return for the

issuance of new shares, the compensation per share shall decrease in such a way that the total amount of the compensation remains the same. If, prior to the expiration of such time period, the share capital of Schwarz Pharma is increased by means of a contribution in cash or in kind, the rights arising from this § 5 shall apply also to the shares resulting from the capital increase subscribed to by outside shareholders.

(5) In the case that proceedings concerning the adequacy of the compensation ("*Spruchverfahren*") pursuant to the German Act on Appraisal Proceedings ("*Spruchverfahrensgesetz*") are initiated and the court determines an increased compensation by a non-appealable decision, the outside shareholders shall be entitled to request a corresponding supplement to the compensation they have received, even if they have already tendered their shares in return for compensation. Likewise, all outside shareholders shall be treated equally if UCB SP, in a settlement to avert or terminate proceedings concerning the adequacy of the compensation ("*Spruchverfahren*") pursuant to the German Act on Appraisal Proceedings ("*Spruchverfahrensgesetz*"), agrees to a higher compensation vis-à-vis a Schwarz Pharma shareholder.

(6) If this Agreement is terminated by UCB SP at a time in which the time period (defined in this § 5 paragraph 2) for acceptance of the compensation (defined in this § 5 paragraph 1) has expired, each outside shareholder is entitled to sell his shares for EUR 104.60 per share to UCB SP, and UCB SP is in turn obligated to purchase these shares. This right of the shareholder to sell his shares is limited to a specific period of time. The period of time shall expire two months after the date on which the registration of the termination of this Agreement in the commercial register of Schwarz Pharma has been announced in accordance with § 10 HGB. Paragraphs 3 and 4 of this § 5 shall apply accordingly.

§ 6
Effectiveness and Term

(1) To take effect, this Agreement requires the consent of the General Meeting of Schwarz Pharma and the consent of the shareholders' meeting of UCB SP.

(2) This Agreement shall take effect upon registration in the Commercial Register at the registered office of Schwarz Pharma.

(3) This Agreement can be terminated by giving written notice subject to a notice period of six months prior to the end of a financial year of Schwarz Pharma. This Agreement may

be terminated for the first time as of the end of the financial year that expires at least five years after the beginning of the financial year in which this Agreement has taken effect.

(4) The right to terminate this Agreement for cause (*wichtiger Grund*) without notice shall remain unaffected. Particularly, UCB SP is entitled to terminate for cause if it no longer holds the majority of the voting rights of shares in Schwarz Pharma.

§ 7
Comfort Letter (*Patronatserklärung*)

UCB SP is a wholly-owned subsidiary of UCB GmbH. UCB S.A. holds 25% of the shares in UCB GmbH. UCB Finance NV, a wholly-owned subsidiary of UCB S.A., holds the remaining 75% of the shares in UCB GmbH. Without entering into this Agreement as a contracting party, UCB S.A. as the parent company of the UCB group has issued a comfort letter. In this comfort letter attached as an Annex to this Agreement for information purposes, UCB S.A. has irrevocably and without any restrictions undertaken to ensure that UCB SP will be managed and financially supported in such manner that UCB SP will at all times be in a position to completely and timely perform all of its obligations under this Agreement with Schwarz Pharma. Vis-à-vis the outside shareholders of Schwarz Pharma, UCB S.A. guarantees irrevocably and without any restrictions that UCB SP will completely and timely fulfill all its obligations vis-à-vis the outside shareholders under this Agreement, especially to pay the guaranteed dividend and the compensation. This shall also apply to an increase, if any, of the guaranteed dividend or the compensation in an appraisal proceeding ("*Spruchverfahren*") under the German Act on Appraisal Procedings ("*Spruchverfahrensgesetz*"). To that extent, each outside shareholder of Schwarz Pharma shall have a separate legal claim (§ 328 paragraph 1 German Civil Code).

§ 8
Severability Clause

Should a present or future provision of this Agreement be or become entirely or partly invalid or impracticable, or should there be an omission in this Agreement, the validity of the remaining provisions shall not be affected thereby. The parties to this Agreement, in the place of the invalid or impracticable provision or in order to fill in the omission, undertake to agree on an appropriate provision that, within the framework of what is legally permissible, comes closest to what the parties to this Agreement intended or would have intended in accordance with the purpose of this Agreement if they had considered the point.

Convenience Translation –
German Version legally binding

22 March 2007

UCB SP GmbH

_____________________ _____________________

22 March 2007

Schwarz Pharma Aktiengesellschaft

_____________________ _____________________

Annex: Comfort Letter of UCB S.A.

UCB S.A. - Corporate Secretariat - Allée de la Recherche 60, B-1070 Brussels (Belgium)

[Convenience Translation]

Patronatserklärung

Die UCB SP GmbH, Monheim, eingetragen im Handelsregister des Amtsgerichts Düsseldorf unter HRB 54649, beabsichtigt, einen Beherrschungs- und Gewinnabführungsvertrag mit der Schwarz Pharma Aktiengesellschaft, Monheim, eingetragen im Handelsregister des Amtsgericht Düsseldorf unter HRB 45462, als abhängigem Unternehmen zu schließen (der "**Beherrschungs- und Gewinnabführungsvertrag**"). Es ist geplant, in dem Beherrschungs- und Gewinnabführungsvertrag als Abfindung im Sinne des § 305 AktG einen Betrag von EUR 104,60 je Stückaktie und als Ausgleichszahlung im Sinne des § 304 AktG einen Betrag von EUR 3,43 brutto (netto gegenwärtig EUR 3,18) je Stückaktie zu vereinbaren.

Die UCB SP GmbH gehört zum UCB-Konzern, dessen Obergesellschaft die UCB S.A., Brüssel, Belgien, eingetragen bei der belgischen Crossroads Bank for Enterprises unter 0403 053 608, ist. Alleinige Gesellschafterin der UCB SP GmbH ist die UCB GmbH, Kerpen, eingetragen im Handelsregister des Amtsgerichts Köln unter HRB 41835, deren Anteile wiederum zu 25% von der UCB S.A. und zu 75% von der

Comfort Letter

UCB SP GmbH, Monheim, registered in the commercial register of the Local Court in Duesseldorf under HRB 54649, intends to enter into a domination and profit and loss Transfer Agreement with Schwarz Pharma Aktiengesellschaft, Monheim, registered in the commercial register of the Local Court of Duesseldorf under HRB 45462, as a dependent enterprise (the "**Domination and Profit Transfer Agreement**"). It is intended to agree under the Domination and Profit Transfer Agreement on a compensation in terms of § 305 German Stock Corporation Act (*Aktiengesetz*) in an amount of EUR 104.60 per non-par value share and on a guaranteed dividend in terms of § 304 German Stock Corporation Act (*Aktiengesetz*) in a gross amount of EUR 3.43 (net currently EUR 3.18) per non-par value share.

UCB SP GmbH belongs to the UCB group whose parent company is UCB S.A., Brussels, Belgium, registered with the Belgian Crossroads Bank for Enterprises under 0403 053 608. Sole shareholder of UCB SP GmbH is UCB GmbH, Kerpen, registered in the commercial register of the Local Court of Cologne under HRB 41835. 25% of the shares in UCB GmbH are held by UCB S.A. The remaining 75% of the shares in UCB GmbH are

UCB Finance NV, Breda, Niederlande, einer 100%igen Tochtergesellschaft der UCB S.A., gehalten werden.

held by UCB Finance NV, Breda, Netherlands, a wholly-owned subsidiary of UCB S.A.

Die UCB S.A. gibt hiermit folgende Erklärung ab, ohne dabei dem Beherrschungs- und Gewinnabführungsvertrag beizutreten:

UCB S.A. hereby issues the following declaration, without entering into the Domination and Profit Transfer Agreement as a contracting party:

1. Die UCB S.A. verpflichtet sich uneingeschränkt und unwiderruflich, dafür Sorge zu tragen, dass die UCB SP GmbH in der Weise geleitet und finanziell derart ausgestattet wird, dass die UCB SP GmbH stets in der Lage ist, alle ihre Verbindlichkeiten aus oder im Zusammenhang mit dem Beherrschungs- und Gewinnabführungsvertrag fristgemäß zu erfüllen.

1. UCB S.A. undertakes, without any restriction and irrevocably, to ensure that UCB SP GmbH is managed and financially supported in such a manner that UCB SP GmbH is at all times in a position to timely perform all of its obligations under or in connection with the Domination and Profit Transfer Agreement.

2. Die UCB S.A. steht gegenüber den außenstehenden Aktionären der Schwarz Pharma Aktiengesellschaft uneingeschränkt und unwiderruflich dafür ein, dass die UCB SP GmbH alle ihnen gegenüber bestehenden Verpflichtungen aus oder im Zusammenhang mit dem Beherrschungs- und Gewinnabführungsvertrag, insbesondere zur Zahlung von Ausgleich und Abfindung, vollständig und fristgemäß erfüllt. Dies gilt auch für etwaige Erhöhungen von Ausgleich oder Abfindung aufgrund eines ggf. stattfindenden Spruchverfahrens nach dem Spruchverfahrensgesetz. Insoweit steht den außenstehenden Aktionären ein eigener Anspruch nach § 328 Abs. 1 BGB zu.

2. UCB S.A. guarantees vis-à-vis the outside shareholders of Schwarz Pharma Aktiengesellschaft irrevocably and without any restrictions that UCB SP GmbH will completely and timely fulfill all its obligations vis-à-vis the outside shareholders under this Agreement, especially to pay the guaranteed dividend and the compensation. This shall also apply to an increase, if any, of the guaranteed dividend or the compensation in an appraisal proceeding (*Spruchverfahren*) under the German Act on Appraisal Procedures (*Spruchverfahrensgesetz*). To that extent, each outside shareholder of Schwarz Pharma Aktiengesellschaft shall have a separate legal claim (§ 328 paragraph 1 German Civil Code).

Diese Patronatserklärung unterliegt dem Recht der Bundesrepublik Deutschland. Nur die deutsche Fassung dieser Patronatserklärung ist rechtlich

This comfort letter shall be governed by the laws of the Federal Republic of Germany. Only the German version of this comfort letter is legally verbindlich.

Brüssel, den 22. März 2007

UCB S.A.

Frédéric Roch Doliveux
Director & Chief Executive Officer

binding.

Brussels, this 22 March 2007

Georges Jacobs
Director & Chairman of the Board

The undersigned notary, member of VAN HALTEREN, HISETTE, ROGGEMAN & DERYNCK, Associated Notaries, at 1000 Brussels, rue de l'Association, 30, do hereby certify that the signatures set on this document were stated to be the signatures of Mr Georges JACOBS & Mr F. Roch DOLIVEUX
Brussels, March 22d 2007.

Damien HISETTE
Notaire associé - Geassocieerde notaris
Rue de l'Association 30 Verenigingstraat
Bruxelles 1000 Brussel

Convenience Translation –
German Version legally binding

Joint Report of

the Management Board of Schwarz Pharma Aktiengesellschaft

and

the Managing Directors of UCB SP GmbH

concerning the

Domination and Profit Transfer Agreement

between

Schwarz Pharma Aktiengesellschaft and UCB SP GmbH

pursuant to § 293a AktG
(German Stock Corporation Act – *Aktiengesetz*)

22 March 2007

Table of Contents

The Management Board of Schwarz Pharma Aktiengesellschaft, Monheim ("**Schwarz Pharma AG**"), and the Managing Directors of UCB SP GmbH, Monheim, jointly render the following report ("**Report**") on the domination and profit transfer agreement between Schwarz Pharma AG and UCB SP GmbH pursuant to § 293a of the German Stock Corporation Act (*Aktiengesetz*, "**AktG**"):

A.
Conclusion of the Agreement

On 10 November 2006, UCB S.A., a Belgium based global pharmaceutical holding company, jointly with its wholly-owned indirect subsidiary UCB SP GmbH, launched a joint takeover offer for all shares in Schwarz Pharma AG. In connection with the takeover offer, UCB SP GmbH acquired 42,738,925 shares of Schwarz Pharma AG. On the stock exchange UCB SP GmbH acquired 14,452 more shares after close of the final offer period, whereby the total number of shares held by UCB SP GmbH increased to 42,753,377. This is equivalent to approximately a total of 87.6% of the share capital (excluding treasury shares) of Schwarz Pharma AG. On 11 January 2007, both the management of UCB SP GmbH, supported by the Board of Directors of its parent holding company UCB S.A., and the management board of Schwarz Pharma AG, Monheim, have taken the decision to evaluate the group integration of Schwarz Pharma AG and its subsidiaries into the UCB group by conclusion of a domination and profit transfer agreement between Schwarz Pharma AG as dependent party and UCB SP GmbH as controlling party.

The domination and profit transfer agreement between UCB SP GmbH as the controlling company and Schwarz Pharma AG as the dependent company (hereinafter the "**Domination and Profit Transfer Agreement**" or the "**Agreement**") was concluded today (22 March 2007). In order to take effect, the consent of the general shareholders' meeting of Schwarz Pharma AG as well as the consent of the shareholders' meeting of UCB SP GmbH is required. Pursuant to § 294 (2) AktG and § 6 (2) of the Agreement, the Agreement takes effect upon registration of its conclusion in the commercial register at the registered office of Schwarz Pharma AG.

B.
Description of the Parties to the Agreement and their role in the UCB Group

I. Schwarz Pharma AG and the Schwarz Pharma Group

1. Overview

Schwarz Pharma AG is an international pharmaceutical company. It is the parent company of the Schwarz Pharma group (hereinafter also "**Schwarz Pharma**") and is headquartered in Monheim, Germany. Schwarz Pharma develops and markets innovative products for markets with a focus on the central nervous system (CNS), cardiovascular and gastro-intestinal diseases. The most important markets are Europe (in particular Germany), the USA and Asia. Schwarz Pharma has concentrated its research activities essentially in Germany, Ireland and the USA and operates manufacturing facilities in the USA, Ireland and Germany. In addition, a joint venture in Zhuhai, China, manufactures pharmaceutical products. Schwarz Pharma has a multinational marketing presence and infrastructure with affiliates in the USA, Europe and Asia.

Schwarz Pharma's consolidated financial statements for the financial year 2006 according to IAS / IFRS showed total net sales in an amount of just over EUR 1.0 billion, an operating result of EUR 49.5 million and a net profit of EUR 12.4 million. In 2006, Schwarz Pharma employed an annual average of 4,359 employees worldwide.

2. Corporate History

The history of Schwarz Pharma AG began in 1946 with the founding of the limited partnership Central-Laboratorium Reichelsheim Dr. A. Schwarz KG by Rolf Schwarz-Schütte and Dr. Anton Schwarz, bachelor of chemistry and pharmacist. After relocating from Reichelsheim to Monheim, the company started to establish modern pharmaceutical business operations with its own research department. In 1953, a limited liability company named Dr. Schwarz Arzneimittelfabrik, Gesellschaft mit beschränkter Haftung was founded to continue the business of Dr. Schwarz KG, Fabrik chemisch-pharmazeutischer Präparate. In 1967 the KG's business operations were contributed to Dr. Schwarz Arzneimittelfabrik, Gesellschaft mit beschränkter Haftung whose name at that time had been changed to Sanol – Arzneimittel Dr. Schwarz Gesellschaft mit beschränkter Haftung. On 14 October 1988 the company changed its legal form into a stock corporation *(Aktiengesellschaft)*. In 1995, Schwarz Pharma AG undertook an initial public offering, with a majority shareholding remaining with the family shareholders.

To extend its multinational activities, the company established its first foreign subsidiary in Switzerland (1959). Further incorporations of subsidiaries or acquisitions followed in Great Britain (1979) and in Italy (1984). In 1986, the company entered the North American market by acquiring KREMERS-URBAN Company in Milwaukee, Wisconsin, USA. In 1990, Schwarz Pharma AG acquired Laboratoires Schwarz Pharma SA, Paris, France, and also acquired SELOC AG, Liestal, Switzerland and SIFA Ltd., Shannon, Ireland. Further acquisitions took place in 1995 with two US companies and one company in Warsaw, Poland, and in 1999 with CEPA S.L. in Madrid, Spain, followed. In 1995, Schwarz Pharma, Inc., USA and Schwarz Pharma Deutschland GmbH, Monheim were incorporated. Today, Schwarz Pharma AG has subsidiaries in Europe, the USA and Asia.

Schwarz Pharma was traditionally known as a cardiovascular specialist. It became known for its first nitrate product 'Isoket 5' that was launched in 1963. Over time, Schwarz Pharma has expanded its range of indications and products. Today, the company develops and markets innovative products for markets with a focus on the central nervous system (CNS), cardiovascular and gastro-intestinal diseases. The development pipeline currently holds products from the neurology field with many of them having finished or being in the latest clinical development phase and further projects in the areas of the central nervous system in earlier stages of clinical development.

On 25 September 2006, the management board of Schwarz Pharma AG and the management of UCB S.A. entered into a business combination regarding a public tender offer to be made by UCB S.A. and UCB SP GmbH. The tender offer document was published on 10 November 2006. The tender offer has been successfully completed in the meantime.

3. Registered Office, Financial Year and Purpose of Company

Schwarz Pharma AG is a stock corporation (*Aktiengesellschaft*) under the laws of the Federal Republic of Germany. Schwarz Pharma AG has its registered office at Monheim and is registered with the commercial register at the local court (*Amtsgericht*) in Düsseldorf under HRB 45462. The financial year of Schwarz Pharma AG is the calendar year.

As stated in the articles of association of Schwarz Pharma AG, the object and purpose of the company is the manufacture, distribution and trading of medicinal products and other pharmaceutical-chemical or cosmetic products.

4. Share Capital, Shareholders and Stock Exchange Trade

a) Share Capital, Shareholders and Stock Exchange Trade

At the time this Report was executed, the share capital of Schwarz Pharma AG amounts to EUR 64,031,475.30, divided into 49,254,981 no-par value bearer shares (including treasury shares), each representing EUR 1.30 of the share capital. UCB SP GmbH holds 42,753,377 shares of Schwarz Pharma AG (approximately 87.6% of the total share capital excluding treasury shares) and Schwarz Pharma AG holds 463,070 treasury shares (approximately 0.94% of the total share capital). The remaining shares are held as free float. The shares in Schwarz Pharma AG are admitted for trading on the official market *(Amtlicher Markt)* in the Prime Standard section of the Frankfurt Stock Exchange (a sub-segment with further post-admission obligations) and the Düsseldorf Stock Exchange. They are traded under the symbol "SRZ" and the German securities identification number (*Wertpapier-Kennnummer*) (WKN) 722190 as well as under the International Securities Identification Number (ISIN) DE0007221905. The shares in Schwarz Pharma AG are furthermore traded in the over-the-counter market (*Freiverkehr*) on the exchanges in Munich, Hamburg, Hanover and Berlin-Bremen.

On the initiative of Schwarz Pharma AG, American Depositary Receipts (ADR) are traded over-the-counter in the US in a so-called "Sponsored Level I ADR program" under the symbol SWTZY, U.S., ISIN US8085331036. Each ADR evidences one American Depositary Share, which represents the beneficial interest in one Schwarz Pharma AG share deposited with JP Morgan Chase Bank.

b) Authorized Capital

Schwarz Pharma AG has authorized capital in the amount of EUR 29,302,000, representing the maximum amount by which the management board, with the consent of the supervisory board, may increase Schwarz Pharma AG's capital stock, in exchange for cash contributions or contributions in kind, through 10 May 2010, possibly excluding shareholder subscription rights.

c) Contingent Capital

The capital stock of Schwarz Pharma AG has been conditionally increased

- in the amount of up to EUR 20,800,000, divided into 16,000,000 shares (Contingent Capital 2006), insofar as the holders of convertible bonds and / or warrants are to be issued shares and this obligation cannot be met using Schwarz Pharma AG's own shares;

- in the amount of up to EUR 4,420,000, divided into 3,400,000 shares (Contingent Capital 2003), insofar as the holders of options are to be issued shares and this obligation is not met using Schwarz Pharma AG's own shares or through a cash payment; and

- in the amount of up to EUR 4,160,000, divided into 3,200,000 shares (Contingent Capital 2000) insofar as holders of convertible bonds are to be issued shares and this obligation is not met using Schwarz Pharma AG's own shares.

Until today, Schwarz Pharma AG has issued 1,700,000 options to be served by the Contingent Capital 2003 and convertible bonds in the amount of EUR 4,074,194.80, convertible into 3,133,996 shares to be served by the Contingent Capital 2000, to management board members, executives and employees, each entitling the holder to purchase one share of Schwarz stock. To the greatest extent, these options and convertible bonds have already been exercised against issuance of new shares. Thereby, the share capital has increased, and the Contingent Capital 2000 and 2003 decreased, accordingly. There are no convertible bonds and / or warrants issued to be served by the Contingent Capital 2006.

d) Authorization to acquire Own Shares (Treasury Shares)

The general shareholders' meeting of Schwarz Pharma AG on 10 May 2006 authorized the management board to acquire own shares of up to 10% of the then current share capital until 9 November 2007. As of 31 December 2006, Schwarz Pharma AG held 463,070 treasury shares (approximately 0.94% of the share capital).

The consideration paid for own shares must not exceed or fall below certain limits provided by the authorization. The management board is authorized to cancel (*einziehen*) or use the shares for the purposes set out by the authorization.

5. Corporate Bodies and Representation

The management board of Schwarz Pharma AG currently consists of 5 members:

- Detlef Thielgen (CEO, CFO, USA)
- Jürgen Baumann (Europe) (until 30 April, 2007)
- Prof. Dr. Iris Löw-Friedrich (Research & Development, Fine Chemicals)
- Peter Möller (Legal Affairs)
- Martin Schneider (Human Resources)

Pursuant to § 8 (1) of its articles of association, Schwarz Pharma AG is legally represented by two members of the management board or by one member of the management board together with an authorized representative (*Prokurist*).

The supervisory board of Schwarz Pharma AG currently consists of nine members. Pursuant to the provisions of the German Act on One-Third Co-Determination (*Drittelbeteiligungsgesetz*), six members represent the shareholders and an additional three members are elected by the employees.

The six shareholders' representatives are:

- Dr. Wolf-Dietrich Loose (Chairman)
- Dr. Frédéric Roch Doliveux (Vice-Chairman)
- Tom Lauda
- Gerhard N. Mayr
- Jean-Pierre Pradier
- Robert J. Trainor

The three employees' representatives are:

- Heinrich Bergmeier
- Eva Severin
- Erwin Worm

6. Structure of the Schwarz Pharma Group / Major Shareholdings

a) Management Structure of the Schwarz Pharma Group

As a global pharmaceutical company with extensive worldwide business operations, the business of Schwarz Pharma is divided into the business units "Europe", "USA / Asia", "Biosciences" and "Holding" for controlling purposes. The external segment reporting under IAS / IFRS, however, occurs in the primary segment reporting in the segments "Germany", "Europe (without Germany)", "USA" and "Asia".

The business unit "Europe" comprises the production activities of the subsidiaries of Schwarz Pharma AG in Ireland and Germany and the sales activities of the subsidiaries in Germany, France, Italy, the UK, Spain, Poland, and the Commonwealth of Independent States (CIS). Under the subheading "Rest of Europe / Rest of World", it also includes sales in Austria, Hungary, Switzerland, Greece, Scandinavia and central and eastern Europe, as well as exports via foreign partners (e.g. Turkey). While the active pharmaceutical ingredients are produced in Shannon (Ireland), solid drugs destined for the European market and for export are produced by the subsidiary in Germany.

The business unit "USA / Asia" comprises holding activities in the USA, production activities in the USA (subsidiary in Seymour, Indiana) and China (joint venture in Zhuhai, China), as well as sales activities in the USA and Asia.

Schwarz Pharma's research and development activities are organized under the auspices of the business unit "Biosciences". The main centers are Monheim (Germany), Raleigh (USA) and Shannon (Ireland).

The business unit "Holding" comprises Schwarz Pharma AG's holding and administrative functions, based in Monheim (Germany).

b) Legal Structure of the Schwarz Pharma Group / Major Shareholdings

Schwarz Pharma AG directly or indirectly holds participations in subsidiaries worldwide. The most important operating subsidiaries (as of 31 December 2006) are shown in the following overview:

Name of the Company	Registered Office	Participation in %
Germany		
Schwarz Pharma Deutschland GmbH	Germany	100
Schwarz Pharma Produktions-GmbH	Germany	100
Schwarz Biosciences GmbH	Germany	100
Europe (excluding Germany)		
Laboratoires Schwarz PharmaSA	France	100
Schwarz Pharma Ltd.	Ireland	100
Schwarz Pharma S.p.A.	Italy	100
Schwarz Pharma S.p.z.o.o.	Poland	100
Schwarz Pharma, S.L.	Spain	100
Schwarz Pharma Limited	UK	100
USA		
Schwarz Pharma, Inc.	USA	100
Schwarz Biosciences, Inc.	USA	100
Schwarz Pharma Manufacturing, Inc.	USA	100
Asia / Pacific		
Zhuhai Schwarz Pharma Company Limited	People's Republic of China	75
Schwarz Pharma Hong Kong Ltd.	People's Republic of China	100
Schwarz Pharma Philippines Inc.	Philippines	100
Schwarz Pharma Korea Co. Ltd.	Korea	100
Schwarz Pharma Japan Co., Ltd.	Japan	100

7. Business Operations of Schwarz Pharma

Schwarz Pharma offers a broad and diversified range of pharmaceutical products and services, with activities in research, development, marketing approval, manufacturing, and marketing. The products of Schwarz Pharma are mostly prescription-only medications and are mainly distributed by pharmaceutical wholesalers.

a) Overview of Strategy

The business strategy of Schwarz Pharma focuses on the development and marketing of new drug therapies for the treatment of cardiovascular diseases, disorders of the central nervous system and the gastrointestinal tract, and for the treatment of urological disorders.

b) Key Products in 2006

Schwarz Pharma sells drugs particularly intended for the treatment of cardiovascular and gastrointestinal disorders. Schwarz Pharma's established drugs mostly count among the standard therapies used to treat these disorders. Since the majority of these products is being successfully sold over a long period of time, patent protection no longer exists in most cases. In financial year 2006, 41% of Schwarz Pharma's sales were attributable to cardiovascular products, 34% to gastro-intestinal products, 7% to products relating to the central nervous system, 3% to products in the field of urology and 15% to products in other fields.

When evaluating the following key products in 2006, it must be taken into account that certain products are, due to the change of control in Schwarz Pharma AG, under dispute or no longer available (for details see below under B I 8 c and d).

Central Nervous System

Disorders of the CNS Central Nervous System concern the brain and the spinal cord. Schwarz Pharma's key products in this therapy field are Niravam® (alprazolam), a product for the treatment of anxiety disorders, and Parcopa® (levodopa, carbidopa), a product for the treatment of Parkinson's disease.

During the first half of 2006, Schwarz Pharma launched Neupro® (rotigotine), a medication for treatment of the Parkinson's disease, in Germany, Austria and the United Kingdom.

Cardiovascular Products

Other key sales drivers in 2006 were the cardiovascular drugs. Cardiovascular drugs treat affections of the heart and of the blood circulation. Schwarz Pharma's key products in this field treat coronary heart disease (Isoket® (isosorbiddinitrate), Elantan® (isosorbidmononitrate) and Deponit® (glyceroltrinitrate)) with sales of altogether EUR 127.7 million in financial year 2006 (-3.3% compared to 2005). The key hypertension drugs Provas® (valsartan), Verelan PM® (verapamil HCI), Univasc® (moexipril) and the combination product Uniretic® (moexipril / HCTZ) achieved sales of altogether EUR 142.2 million (+1.7%). Furthermore, Schwarz Pharma successfully marketed its product Prostavasil® (alprostadil), with sales amounting to EUR 43.5 million (+5.6%).

Gastro-intestinal Products

Schwarz Pharma's best selling products in the field of gastro-intestinal disorders treat gastro-intestinal ulcers, obstipation, irritable bowel syndrome or are suited for bowel cleansing prior to colonoscopy. Highest sales in 2006 in this therapy field achieved products for the treatment of gastro-intestinal ulcers (omeprazole) with sales of EUR 191.6 million (+3.9%) and Rifun® (pantoprazole) with sales of EUR 39.9 million (-23.4%). The products for treating obstipation, Glycolax® (polyethylenglycol) and Dioctyl® (docusate), achieved sales of EUR 50.4 million (-13.4%). Other sales drivers were Colyte® (polyethylene glycol and sodium chloride), Procto® (hydrocortisone) as well as Vogalene® (metopimazine) and Levsin® (hyoscyamine).

Urology

Schwarz Pharma's leading product in the field of urology is Viridal®, Edex® (alprostadil) for the treatment of erectile dysfunction with sales of EUR 19.6 million (+10.7%).

Other

Other well performing drugs not belonging to one of the above product Groups apply for the treatment of asthma (Atmadisc®, a combination of fluticasone and salmeterol), with sales of EUR 47.1 million (+6.2%) or iron deficiency (Ferro®, ferrous glycine sulphate complex) with sales of EUR 29.8 million (+19.8%).

c) Manufacturing

The production sites of Schwarz Pharma are located in the United States, Ireland and Germany. In Shannon, Ireland, active pharmaceutical ingredients (API) are manufactured. Pharmaceutical products are produced in Zwickau and packed in Monheim, for the European market and for the export abroad. For the US markets, this is carried out in Seymour, Indiana, United States. Schwarz Pharma also operates a production joint-venture in Zhuhai, China.

d) Distribution

Schwarz Pharma has its own distribution companies positioned in the key pharmaceutical markets in Europe, the United States, and Asia (excluding Japan). Its international presence is supplemented by license agreements with established distributors in fifty other countries.

e) Research and Development

The research and development activities of Schwarz Pharma are concentrated on the clinical development and testing of new drugs in the fields of neurological and urological disorders. They are grouped together into the field Schwarz Biosciences with the key centers at Monheim, Shannon (Ireland), Raleigh (USA), and Tokyo (Japan). Research and development costs in 2006 amounted to EUR 215.1 million. Schwarz Pharma employed an annual average in 2006 of 713 employees who are involved in research and development activities. The development pipeline currently holds projects from the neurology and urology field.

Neurology

Schwarz Pharma has currently the following pipeline products in the neurology field:

- Neupro®, a transdermal rotigotine patch for the treatment of the Parkinson's disease in the early and advanced stage
- Rotigotine transdermal system for the treatment of restless legs syndrome
- Lacosamide for the treatment of diabetic neuropathic pain
- Lacosamide for the treatment of epilepsy (combination therapy)

These late stage projects are rounded up by five earlier stage projects and lifecycle projects respectively:

- Lacosamide for the treatment of epilepsy (monotherapy)
- Lacosamide for the treatment of fibromyalgia
- Rotigotine for the treatment of fibromyalgia
- Lacosamide for the treatment of osteoarthritis
- Lacosamide for the treatment of migraine prophylaxis

In February 2006, Schwarz Pharma received marketing approval from EMEA (*European Medicines Agency*) for Neupro® in treating Parkinson's disease as a monotherapy as well as an approvable letter from the FDA (*Food and Drug Administration*) for early Parkinson's disease in the United States. An application for Neupro® with respect to the treatment of advanced-stage Parkinson's disease as combination therapy with levodopa was submitted to the EMEA at the end of June 2006 and received approval in January 2007. Rotigotine for the treatment of restless legs syndrome is in the final phase of clinical development and will be filed with the authorities in the fourth quarter of 2007. Lacosamide, both for treating diabetic neuropathic pain and epilepsy, is in the final phase of clinical development and will be filed during 2007. Schwarz Pharma is launching first phase II trials for rotigotine and lacosamide in further indications.

Urology

Schwarz Pharma's research and development activities in the urology field have focused on fesoterodine, an anti-muscarinic agent for the treatment of overactive bladder syndrome. Marketing applications for fesoterodine in treating overactive bladder syndrome were submitted to EMEA and FDA in March 2006. On 13 April 2006, Schwarz Pharma AG granted to Pfizer Inc., United States, an exclusive world-wide license to its rights to fesoterodine. In return, Schwarz Pharma received an upfront payment of USD 100 million upon FTC (*Federal Trade Commission*) clearance in June 2006. Schwarz Pharma will receive additional payments of up to USD 110 million contingent on certain milestones (milestone payments), including on the approval of the compound in the United States and Europe. Upon the launch of fesoterodine, Schwarz Pharma will be entitled to receive royalties on the combined sales of fesoterodine and Pfizer's current tolterodine urinary incontinence product line. In January 2007, Schwarz Pharma AG received an approvable letter from the FDA, and in February a positive opinion from the European CHMP (*Committee for Medicinal Products for Human Use*).

8. Business Development and Earnings Situation of Schwarz Pharma; Key Financial Data

a) Key Financial Data for the Financial Years 2006, 2005 and 2004

Amounts in thousand EUR	2006	2005	2004
Net sales	1,000,375	990,572	946,647
Operating result	49,501	(16,958)	15,800
Consolidated profit	12,365	(54,083)	(835)
Basic earnings per share (in EUR)	0.26	(1.17)	(0.02)
Cash flow from operations	105,819	66,956	46,719
Balance sheet total	1,075,682	941,059	943.089
Equity capital	565,249	540,416	528,211
% of the balance sheet total	52.5	57,4	56,0
Selling, general and administrative expense	507,652	406,309	348,060
Research and development costs	215,057	258,931	198,321
Personnel costs	388,250	259,846	227,346
Number of Employees (annual average)	4,359	4,100	3,813

(This information is based on the consolidated group financial statements according to IAS / IFRS; the figures for 2004 were adjusted due to first application of new standards.)

b) Business Development and Earnings in the Financial Year 2006

Sales

In financial year 2006, Schwarz Pharma group sales reached EUR 1 billion and were thus slightly up from the previous year (+1.0%). After adjusting for exchange rate effects, sales were up by 1.4%.

In the following, the sales in the financial year 2006 are described by region pursuant to internal reporting.

For future development, it must be taken into account that certain products are, due to the change of control in Schwarz Pharma AG, under dispute or no longer available (for details see below under B I 8 c and d).

USA

Sales in the US rose by 3.9% to EUR 450.3 million; in US dollars, sales grew by 5.1% to USD 565.4 million.

Generic omeprazole sales rose by 3.9% to EUR 191.6 million (USD 240.3 million) in financial year 2006. Sales of the gastrointestinal drug GlycoLax® (polyethylenglycol) fell by 14.5% to EUR 44.6 million due to several new competitors entering the market.

After adjusting for generic products (totaling EUR 253.2 million), Schwarz Pharma's US business rose by 5.7% to EUR 197.1 million. The Colyte product line, for gastrointestinal indications, grew by 25.4% to EUR 18.4 million. The orally dissolving tablet Niravam® (alprazolam, EUR 13.5 million), for treating panic disorders, and Parcopa® (carbidopa / levodopa, EUR 6.1 million), for treating Parkinson's disease, achieved considerable growth. By contrast, Univasc® (moexipril) sales declined 5.8% to EUR 26.3 million.

Europe

Schwarz Pharma's European affiliates showed a decline in 2006, down 1.9% to a total of EUR 512.6 million.

German sales decreased by 2.2% to EUR 216.1 million, due to further government-mandated price reductions effective 1 July 2006. This led to sales declines particularly of the gastrointestinal drug Rifun® (pantoprazole), down 23.4% to EUR 39.9 million, and the cardiovascular drug Isoket® (isosorbiddinitrate), down 21.5% to EUR 9.1 million. Despite this difficult market environment, sales of the anti-asthmatic drug Atmadisc® (fluticasone / Salmeterol) and Provas® (Valsartan) for treating high blood pressure increased by 6.2% to EUR 47.1 million and by 5.9% to EUR 37.3 million, respectively. Schwarz Pharma successfully launched Neupro® (rotigotine transdermal patch) for treating Parkinson's disease in Germany in March 2006. In 2006, sales already reached EUR 7.2 million, significantly exceeding the company's expectations.

In the other European markets, Schwarz Pharma's affiliates showed an overall decline in sales of 1.6% to EUR 296.4 million. In many Western European countries, with the exception of France, business was negatively affected by government-mandated price reductions and competition from generics, while sales in the Eastern European regions saw an increase. Italian sales decreased significantly due to the disposal of the rights to a product in 2005.

In preparation for the market launch of its pipeline products, Schwarz Pharma is represented by its own distribution affiliates in Austria, Switzerland, Scandinavia, the Benelux countries, and by representative agencies in south eastern Europe. These countries (grouped together in "Rest of Europe") significantly increased their sales in financial year 2006 (+23.8%). This reconfiguration led to a reduction in licensing business of 8.8%. Schwarz Pharma has already launched Neupro® for treating Parkinson's disease in the UK, Austria, Denmark, Ireland, Norway, Switzerland, Sweden, Greece, Spain (January 2007) and Finland (February 2007). Other European countries will follow in 2007.

Asia

The sales of Schwarz Pharma's Asian affiliates increased by 7.3% to EUR 37.5 million; after adjusting for exchange rate effects, sales rose by 6.3%. The cardiovascular product Isoket® (isosorbiddinitrate) was the top performing drug in these markets.

In 2006, the 10 best-selling products generated approximately 60% of total sales within Schwarz Pharma. The best-selling product continues to be omeprazole, achieving sales of EUR 191.6 million (2005: EUR 184.3 million). Due to a positive development of sales, Isoket® with sales of EUR 50.1 million, was the second-strongest product. The largest growth in sales, amounting to EUR 9.9 million, was achieved by Niravam®. Annual sales of this product in the year under review came to 13.5 million (+274%). Other key sales drivers in 2006 were Atmadisc® with sales of EUR 47.1 million, Provas® / Miten® with sales of 45.7 million and Elantan® with sales of 43.8 million.

Earnings

Schwarz Pharma Group **Income Statement** IAS / IFRS, amounts in EUR ('000s)	2006	2005	Change in %
Net sales	**1,000,375**	**990,572**	1.0
Costs of goods sold	325,781	317,938	2.5
Gross Profit	**674,594**	**672,634**	0.3
Selling, marketing, general and administrative expenses	507,652	406,309	24.9
Research and development costs	215,057	258,931	(16.9)
Amortization of intangible assets	26,256	26,476	(0.8)
Impairment loss pursuant to IAS 36	12,617	6,060	108.2
Other income / (expense)	136,489	8,184	1,576.8
Operation result	**49,501**	**(16,958)**	191.9
Financial result	(2,889)	(497)	(481.3)
Pre-tax result	46,612	**(17,455)**	367.0
Taxes on income	33,533	36,002	(6.9)
Result after taxes	**13,079**	**(53,457)**	**124.5**
Minority interests	714	626	14.1
Net result	**12,365**	**(54,083)**	**122.9**
Earnings per share	0.26	(1.17)	122.2

Schwarz Pharma achieved gross earnings of EUR 674.6 million in 2006, marking a year-to-year increase of +0.3%. The gross margin decreased from 67.9% to 67.4% due to temporary negative effects arising from the restructuring of the Irish production site. The Irish site is under restructuring to produce the new drugs stemming from the development pipeline.

Selling, general and administrative expenses rose significantly by 24.9% to EUR 507.7 million. This was mainly due to significantly increased personnel expenses. The reasons were the enlargement of the neuroloy / CNS sales forces in the US and the launch activities for Neupro®. The special bonus paid to employees also had an increasing effect in this respect. Costs were also incurred in connection with the acquisition of Schwarz Pharma by UCB. These were mainly expenses for executive stock option programs and consulting services. UCB's acquisition of over 50% of Schwarz Pharma AG's stock ("change of control") made the rights under the executive stock option programs prematurely and fully exercisable.

R&D costs fell by 16.9% to EUR 215.1 million since the previous year's payments (EUR 63.3 million) for the remaining rotigotine rights from Aderis Pharmaceuticals Inc. were not made in 2006.

Amortization of intangible assets amounted to EUR 26.3 million, remaining constant with last year's level (EUR 26.5 million). For some products, the impairment test led to an impairment loss under IAS 36 totaling EUR 12.6 million.

Other income in 2006 came to EUR 136.5 million (2005: EUR 8.2 million). This significant increase is due to Pfizer's up-front payments and milestone payments for fesoterodine rights (EUR 94.2 million) and receipt of the bonus payment from the Schwarz-Schütte family and the Schwarz family (EUR 42 million). The Schwarz-Schütte family and the Schwarz family paid a sum of money which was included in the respective salary statements in December 2006 as an expression of gratitude for the work performed by all Schwarz Pharma employees in the past.

The operating result in the past financial year thus came to EUR 49.5 million after a negative operating result of EUR 17.0 million in the previous year.

The financial result rose to EUR 5.8 million – after EUR -1.1 million in the previous year – due to the low use of debt and the company's successful liquidity management. Income from investments fell from EUR 0.6 million to EUR -8.7 million due to write-off of an investment in a development partner.

The pre-tax result amounted to EUR 46.6 million compared to EUR -17.5 million in financial year 2005. Schwarz Pharma's income tax expense came to EUR 33.5 million, down from EUR 36.0 million. The tax rate of 71.9% is mainly due to the fact that a high proportion of profits were made in countries subject to high rates of taxation whereas losses, particularly research and development costs, were largely incurred in countries with comparatively low tax rates. In contrast, a change in German tax law led to recognition of a corporation tax credit of EUR 23.1 million. This account will be payable to Schwarz Pharma AG pursuant to a claim the company is still eligible for under the old corporation tax credit system.

Schwarz Pharma therefore achieved a net result of EUR 12.4 million in the financial year 2006 against a loss of EUR 54.1 million in the previous year. This corresponds to earnings per share of EUR 0.26 compared to EUR -1.17 per share in 2005.

The average number of shares outstanding in financial year 2006 was 47.4 million, with 48.8 million shares outstanding on the reporting date (up 2.7% and

5.1% respectively). This increase stems from exercised executive stock options, mainly as a result of the majority stake acquisition (change of control) by UCB.

Cash Flow and Balance Sheet

Schwarz Pharma Group **Cash Flow Statement** IAS / IFRS, amounts in EUR ('000s)	2006	2005	Change in %
Cash Flow (used in) / from operating activities	105,819	66,956	58.0
Cash Flow (used in) / from investing activities	(66,704)	(27,191)	(145.3)
Cash Flow (used in) / from financing activities	48,952	(39,573)	223.7
Effects of exchange rates	(16,992)	21,393	(179.4)
Changes in cash and cash equivalents	**71,075**	**21,585**	**229.3**
Cash and cash equivalents at beginning of the period	206,009	184,424	11.7
Cash and cash equivalents at end of period	**277,084**	**206,009**	**34.5**

Schwarz Pharma Group **Balance Sheet** IAS / IFRS, amounts in EUR ('000s)	2006	2005	Change in %
Assets			
Cash and cash equivalents	277,084	206,009	34.5
Trade receivables	192,177	161,377	19.0
Inventories	96,872	87,270	11.0
Other current assets	46,545	27,206	141.0
Total current assets	**612,678**	**481,862**	**27.1**
Property, plant and equipment	180,713	164,309	10.0
Goodwill and other intangible assets	148,078	181,533	(18.4)
Long-term investments and other assets	37,408	20,533	82.2
Total non-current assets	**366,199**	**366,375**	**(0.04)**
Deferred tax assets	96,805	92,822	4.3
Total Assets	**1,075,682**	**941,059**	**14.3**
Liabilities			
Short-term debt and current portion of long-term debt	10,543	9,948	6.0
Other current liabilities and provisions	416,141	291,943	42.5
Total current liabilities	**426,684**	**301,891**	**41.3**
Long-term debt	2,405	12,803	(81.2)
Pension and other non-current provisions and liabilities	81,344	85,949	(5.4)
Total non-current liabilities	**83,749**	**98,752**	**(15.2)**
Shareholders' equity	**565,249**	**540,416**	**4.6**
Total liabilities and shareholder's equity	**1,075,682**	**941,059**	**14.3**
Number of employees (as per reporting day)	4,359	4,100	6.3

The positive change in the net result was a key factor contributing to an increased cashflow from operating activities, amounting to EUR 105.8 million (2005: EUR 67.0 million).

Cash outflows for investments totaled to EUR 66.7 million compared to EUR 27.2 million in 2005. The majority of investments, totaling to EUR 54.1 million, were made in tangible assets, primarily for expanding the company's fine chemistry production in Shannon (Ireland). Net investments in intangible assets and financial assets amounted to EUR 12.6 million.

Net cash generated by financing activities came to EUR 49.0 million compared to cash outflows of EUR 39.6 million in the same period of the previous year. The cash inflows came from the exercise of executive stock option rights (EUR 68.6 million), with cash outflows primarily stemming from loan repayments (EUR 9.9 million) and the dividend payout (EUR 9.3 million). Shareholders' equity rose 4.6% to EUR 565.2 million as a result of the exercise of executive stock option rights. The equity ratio of 52.5 % was below the level as at 31 December 2005 (57.4%), due to the balance sheet extension. Short-term debt was almost unchanged at EUR 10.5 million whereas long-term debt fell from EUR 12.8 million to EUR 2.4 million. Cash and cash equivalents increased year-by-year by 34.5% to EUR 277.1 million. The total net cash position came to EUR 264.1 million as per 31 December 2006.

The number of employees working at Schwarz Pharma worldwide came to 4,327 on 31 December 2006, marking an increase of 3.8% over 31 December 2005. Recruitment was mainly concentrated on the sales force and R&D.

Schwarz Pharma Group **Development in Shareholders' Equity** IAS / IFRS, amounts in EUR ('000s)	2006	2005
Shareholders' Equity at December 31	540,416	528,211
Common Stock	3,084	691
Net result	12,365	(54,083)
Additional paid-in capital	69,234	13,022
Dividend payment	(9,284)	(9,172)
Currency translation difference	(51,897)	60,968
Minority interest	714	626
Others	617	153
Shareholders' Equity at December 31, 2006	565,249	540,416

c) Business Development and Earnings Situation in the Current Financial Year 2007

With respect to some agreements under which Schwarz Pharma has in-licensed products, following the takeover, the respective other party has issued a termination notice based on change-of-control-clauses. This, in particular, concerns Rifun®, Provas® and Atmadisc®. Schwarz Pharma has accepted the termination concerning Rifun®. As concerns Provas®, the planning of Schwarz Pharma AG assumes that the agreement can be continued. With respect to Atmadisc®, Schwarz Pharma AG is in advanced discussions with the other party to continue the marketing.

As of February 2007 sales amount to approximately EUR 152.5 million; sales thereof in the USA sum up to approximately EUR 67.8 million and in Europe excluding Germany to approximately EUR 48.5 million. In Germany sales could be recorded in the amount of approximately EUR 30.5 million whereas sales in Asia reached a level of EUR 5.5 million. Omeprazole is still a leading product contributing approximately EUR 29 million to total sales as of February 2007.

Selling and general administration expenses sum up to EUR 62.5 million and are in line with Schwarz Pharma's budget. For research and development, expenses of EUR 24.8 million were incurred which also are in line with Schwarz Pharma's 2007 budget.

Other operating income – totalling approximately EUR 5.8 million – mainly includes income from reimbursements of contracted research and development expenses (EUR 3.9 million) as well as income from the release of accruals (EUR 2.1 million)

d) Forecast for 2007

In the financial year 2007, innovative drugs such as Neupro® for treating Parkinson's disease will not be able to offset declines in sales caused, in particular, by the declining generic drugs business in the USA, the expiration of patents of leading US products as well as by state intervention in pricing in Europe. It cannot be excluded that the acquisition by UCB and the corresponding change of control may lead to the loss of further product licences besides Rifun® whose sales contributions will then be missing in 2007. Therefore, sales are expected to reach EUR 800 to 850 million.

In 2007, the main focus is not only on the continuing market launch of Neupro® but also on the completion of extensive marketing applications for a total of three indications and the continued development of our pipeline projects. Simultaneously, Schwarz Pharma must, however, counter the expected sales declines by undertaking restructuring measures, particularly in the USA and

Germany. Despite the ongoing high expenses, Schwarz Pharma again seeks to achieve a positive net result for the year. This forecast includes proceeds from product disposals, other divestments and partnerships relating to products from clinical development. It does not include possible costs related to further integration of the company.

9. Employees and Co-Determination

Schwarz Pharma Worldwide in 2006, employed an annual average of 4,359 employees. The Germany segment employed an annual average of 1,860 employees, constituting 43% of the entire workforce of the Schwarz Pharma group in 2006.

Schwarz Pharma AG's Supervisory Board consists of nine members (see above Section B I 5 for individual members) composed of six shareholder representatives and three employee representatives pursuant to § 1 (1) No. 1 of the One-Third Co-Determination Act (*Drittelbeteiligungsgesetz*).

II. UCB S.A. and the UCB Group

The other party under the Domination and Profit Transfer Agreement is UCB SP GmbH S.A., which is a member of the UCB group whose parent company is UCB S.A. UCB S.A., the group holding company, is itself not a party to the Agreement, but has issued a comfort letter to UCB SP GmbH for the benefit of the outside shareholders of Schwarz Pharma AG (see below, Section D I 7). What follows is an introduction of the UCB group (without the Schwarz Pharma group) (hereinafter also "**UCB**"), then a discussion on UCB SP GmbH (in Section B III).

1. Overview

UCB is a global biopharmaceutical corporate group headquartered in Brussels (Belgium). UCB develops and markets human pharmaceutical products in three core therapeutic areas: central nervous system disorders, immunology (including autoimmune diseases, inflammation and allergy), and oncology. The goal of UCB is to form a leading global biopharmaceutical company focused on the treatment of severe diseases. The UCB group consists of UCB S.A. as the parent company and more than one hundred fully-consolidated group companies.

The key marketed products of UCB are Keppra® (anti-epileptic drug), Xyzal® and Zyrtec® (anti-allergic drugs), Nootropil® (cerebral function regulator), Tussionex®

(antitussive drug) and Metadate™ / Equasym XL™ (attention-deficit / hyperactivity disorder drug).

The research and development pipeline of UCB focuses on the following diseases: epilepsy, attention deficit hyperactivity disorder (ADHD) and multiple sclerosis (therapeutic area: central nervous system), Crohn's disease, rheumatoid arthritis and psoriasis (therapeutic area: immunology) and non-small-cell lung cancer and Non-Hodgkin's lymphoma (therapeutic area: oncology). UCB believes that the concentration of its R&D efforts on a limited range of severe diseases increases the likelihood of major, high-value innovations. The UCB group has three Research Centers of Excellence, situated in Slough (United Kingdom), Cambridge (United Kingdom) and Braine-l'Alleud (Belgium). The UCB group accounted for EUR 615 million as R&D expenses in the financial year 2006.

The principal geographic markets of UCB are the USA, Europe and Japan. In 2006, the USA accounted for 46%, Europe for 38% and Japan for 9% of the worldwide sales of the UCB group. Together, the principal geographic markets made up 93% of the group's worldwide sales in 2006.

Employing over 8,400 people and operating in over 40 countries, the UCB group generated revenues of EUR 2.52 billion in the financial year 2006 with profit from continuing operations equalling EUR 367 million.

2. Corporate History

UCB was founded in 1928 by Emmanuel Janssen, a Belgian businessman. Initially focused on industrial chemicals, the company also included a small pharmaceutical division. In the early 1950s, UCB set up a research centre where new medicines such as Atarax® (hydroxyzine - a non-benzodiazepinic tranquiliser) were developed. Successful sales enabled the pharmaceutical division to expand and led to the discovery of another important compound, called piracetam. This was marketed in the 1970s as Nootropil® and used to treat memory and balance problems. By then UCB focused on three core areas: pharmaceuticals, chemicals and films.

The success of Nootropil® made it possible for UCB to build a modern pharmaceutical site in Braine-l'Alleud, south of Brussels (Belgium). There, UCB developed Zyrtec® (cetirizine), a blockbuster antihistamine. Other important products have followed including Keppra® (levetiracetam), a leading treatment of epilepsy, and Xyzal® (levocetirizine), a new antihistamine.

At the end of 2002, the chemical and films sectors were merged. Furthermore, UCB acquired the resins, additives and adhesives activities of Solutia Inc., forming "Surface Specialties", a new business segment. In May 2004, as part of its continuing programme of growth and innovation, UCB completed a friendly take-over of the leading British biotechnology company, Celltech Group plc. In September 2004, UCB sold its films division to Innovia Films. In March 2005, UCB completed the sale of its surface specialties business to Cytec Industries Inc. In pursuing its goal to become a leading global biopharmaceutical company, UCB divested all of its non-pharmaceutical activities and acquired Celltech.

Until the end of the financial year 2005, the UCB group operated on the basis of two business segments, biopharmaceuticals and surface specialties. These two business segments also shaped the structure of the reporting format of the UCB group. The surface specialties business segment was composed of the specialty chemicals activities and specialty films activities. The specialty chemicals activities comprised the research and development, manufacturing and marketing of resins and additives mainly for industrial uses. The specialty films activities comprised the manufacturing of bi-oriented polypropylene films and cellulose films. In the course of 2005, the surface specialties business segment was completely divested.

On 25 September 2006, UCB S.A. and UCB SP GmbH announced their intention to make a friendly joint tender offer for Schwarz Pharma AG shares. Under the ensuing combined cash and share offer, they acquired approximately 87.6% of the total outstanding share capital of Schwarz Pharma AG (excluding treasury shares). Schwarz Pharma shareholders who accepted the offer received as consideration per Schwarz Pharma share a cash payment of EUR 50 and, in addition, 0.8735 shares in UCB S.A. To finance the cash component of the tender offer, UCB S.A. and UCB SP GmbH had entered into a credit facilities agreement for a total amount of EUR 4 billion with BNP Paribas and Fortis Bank SA / NV.

At the end of 2006, UCB S.A. spun off its entire operational activities to its subsidiary UCB Pharma S.A. and thereby became a pure strategic holding company of the UCB group. While it no longer itself conducts its own operating pharmaceutical business, it does still provide services to the UCB group.

3. Registered Office, Financial Year and Company Purpose of UCB S.A.

UCB S.A. is a public limited liability company (*société anonyme / naamloze vennootschap*) organized under Belgian law. It is registered in the Belgian Crossroads Bank for Enterprises under 0403 053 608. The registered offices of UCB S.A. and its principal place of business are located at 60 Allée de la Recherche, 1070 Brussels, Belgium, telephone number +32 2 559 9264 (Investor Relations) (website: www.ucb-group.com). UCB S.A.'s legal name is "UCB". The duration of UCB S.A., as set forth in article 4 of its articles of association, is unlimited. UCB S.A.'s financial year corresponds to the calendar year.

Under Belgian law, the ordinary general shareholders' meeting must be called within 6 months following the end of the financial year. The articles of association provide that the ordinary general shareholders' meeting must in principle be held each year on the last Thursday of April.

As a consequence of the transformation of UCB S.A. into a strategic holding and services company, it will be proposed to the shareholders in the general shareholders' meeting on 26 April 2007 to amend the articles of association in order to phrase the company purpose as follows: "The purpose of the company is to hold and manage direct or indirect shareholdings in other companies having a purpose directly or indirectly related to research, development, industrial, or commercial activities, focused mainly but not exclusively on the pharmaceutical industry. The company can provide support services for third parties, in particular for companies in which the company has a direct or indirect interest. More generally it can undertake any commercial, industrial, financial, property, real estate operation, both in Belgium and elsewhere, which may be directly or indirectly related to the above purposes, including, without being limited to, the financing of the companies in which it has an interest by way of loans, guarantees, grants of securities or in any other manner. Until the completion of its current transformation process into a holding and services company – at the latest until 30 June 2008 - the company can also continue to carry out its historical activities of research, manufacture, purchase, sale and processing of compound chemical and pharmaceutical products and of similar or complementary materials and products, on its own behalf or on behalf of another company of the UCB group."

4. Capital, Shares, Shareholders and Stock Exchange Trade

a) Capital, Shares and Warrants

As of 30 September 2006, the share capital of UCB S.A. amounted to EUR 437,842,500 in total, divided into 145,947,500 no-par value shares. In view of the tender offer to acquire all outstanding shares of Schwarz Pharma AG, upon approval by the extraordinary shareholders' meeting on 23 October 2006, UCB S.A. increased its share capital on 15 December 2006 and on 8 January 2007 to a total of EUR 549,839,856, divided in 183,279,952 ordinary no-par value shares. The exercise of 81,300 of the warrants issued in 1999 and 2000 led to another capital increase of EUR 243,900 and the issuance of 81,300 new shares on 28 February 2007, bringing the capital to EUR 550,083,756 represented by 183,361,252 no-par value shares.

Under Belgian law, no-par value shares represent an equal part of the issued share capital which is calculated by dividing the total amount of issued share capital by the number of shares. The nominal portion of the share capital of UCB S.A.'s no-par value shares equals EUR 3 per share. Each share is entitled to one vote.

Share capital may be increased following a decision by the general shareholders' meeting or as a consequence of the exercise of issued subscription rights.

In 1999 and 2000 UCB S.A. issued subscription rights (warrants), each conferring the right to subscribe for one ordinary share. Currently, 34,200 of these warrants may be exercised until 31 May 2009, 54,700 until 31 May 2012, 57,900 until 28 February 2010 and 68,600 until 28 February 2013, thus a total number of 215,400 warrants. If all of the outstanding warrants were exercised, the share capital of UCB S.A. would be EUR 550,729,956 and the number of shares issued by UCB S.A. would be 183,576,652.

In 2003, the general shareholders' meeting resolved to issue a stock loan representing 30,000 loan stock units with a nominal value of EUR 20 each, each having 1,000 defensive warrants attached to it. Each defensive warrant confers on its holder the right to subscribe to one newly issued share by UCB S.A. The loan of EUR 600,000 represented by the 30,000 loan stock units was subscribed by Financière d'Obourg S.A., that changed its name to Financière de Tubize ("**Tubize**") on 23 May 2005. The exercise of all defensive warrants would result in the issuance of 30,000,000 new shares in UCB S.A. The transfer of these new shares is subject to the decision of an ad hoc committee that was created by way of a shareholders' resolution at the same general shareholders' meeting which also appointed the members of this committee. The new shares in UCB S.A. resulting from the possible exercise of the defensive warrants would be issued at a price based on the market price over a period of time prior to their issue.

b) Shareholders and Stock Exchange Trade

According to the transparency declarations made in compliance with the Belgian securities trading law of 2 March 1989, UCB S.A.'s main shareholders as of today are:

Main Shareholders				
		Current	Fully diluted	Date of latest declaration in compliance with the law of 2 March 1989
	Capital EUR	**550,083,756**	**550,729,956**	
	Shares	**183,361,252**	**183,576,652**	
1	Financière de Tubize S.A.	66,370,000	66,370,000	16 February 2007
	% total	36.20	36.15	
2	Schwarz Vermögensverwaltung GmbH und Co. KG	9,885,618	9,885,618	16 February 2007
	% total	5.39	5.39	
3	KBC Bank NV	2,289,318	2,289,318	16 February 2007
	% total	1.25	1.25	
4	Banque Degroof S.A.	669,230	669,230	16 February 2007
	% total	0.36	0.36	
5	Levimo S.A.	1,230,770	1,230,770	16 February 2007
	% total	0.67	0.67	
6	Compar Finance S.A.	1,900,000	1,900,000	27 February 2007
	% total	1.04	1.03	
7	Patrinvest S.C.A.	1,900,000	1,900,000	16 February 2007
	% total	1.04	1.03	
	Tubize + concert : 2,3,4,5,6 and 7	84,244,936	84,244,936	16 February 2007
	% total	45.94	45.89	

Main Shareholders				
		Current	Fully diluted	Date of latest declaration in compliance with the law of 2 March 1989
8	Eupac (EuroPacific Fund)	9,149,466	9,149,466	17 January 2007
	% total	4.99	4.98	

Tubize has declared acting in concert separately with each of the shareholders 2, 3, 4, 5, 6 and 7

The remaining shares in UCB S.A. are held as free float. Approximately 52% of Tubize is held by the Janssen family.

Under Belgian company law, UCB S.A. is not allowed to acquire its own shares without prior authorization of the general shareholders' meeting. The resolution of the general shareholders' meeting is subject to a majority of 80% of the votes cast at a meeting with an attendance quorum of at least 50% of the share capital of the company. UCB S.A., together with its subsidiaries, is not allowed to hold more than 10% of its share capital as treasury shares.

Pursuant to the shareholders' resolution in the general shareholders' meeting held on 13 June 2006, UCB S.A. and other companies of the UCB group are authorized to buy, on the stock exchange, up to 950,000 shares in UCB S.A., within a purchase price range of EUR 20 to 60 for each UCB share in order to be offered to the management of the UCB group. Currently, UCB S.A. does not directly hold any treasury shares. On 31 December 2006, UCB Fipar S.A., an indirect subsidiary of UCB S.A., held a total of 3,186,360 shares in UCB S.A., representing 1.76% of the total number of issued shares in UCB S.A.

All shares in UCB S.A. are admitted for listing and trading on Eurolist by Euronext Brussels and are traded under the following codes:

ISIN: BE0003739530
Stock exchange symbol: UCB

In Germany, UCB shares are not listed on the official market (*Amtlicher Markt*) or regulated market (*Geregelter Markt*) of any stock exchange. However, they are traded in the over-the-counter market (*Freiverkehr*) on the stock exchanges of Berlin-Bremen, Frankfurt, Munich and Stuttgart.

5. Corporate Bodies and Representation of UCB S.A.

The Board of Directors of UCB S.A. is the governing body of UCB S.A. It may perform all acts necessary or useful for achieving the company's corporate purpose, with the exception of those acts that are by law or the company's articles of association explicitly reserved for the company's general shareholders' meeting. The Board of Directors also represents the company vis-à-vis third parties and before courts. It may delegate the company's day-to-day management to one or more members of the Board of Directors or others. The Board of Directors has delegated UCB S.A.'s administration powers to an Executive Committee and determined its scope and powers under the terms of reference of the Executive Committee included in UCB S.A.'s charter of corporate governance. The Board of Directors of UCB S.A. is currently composed of the following 13 members:

Name	Year of Birth	Position	As in present function	Year First Appointed as Board member	Up for Election in
Georges Jacobs	1940	Chairman	2005	1987	2008
Evelyn du Monceau	1950	Vice-Chair	2006	1984	2008
Roch Doliveux	1956	Executive Director	2004	2004	2007
Prince Lorenz of Belgium	1955	Director		2001	2007
Alan Blinken	1937	Director		2000	2008
Karel Boone	1941	Director		2000	2009
Peter Fellner	1943	Director		2005	2008
Guy Keutgen	1941	Director		1984	2008
Gerhard Mayr	1946	Director		2005	2008
Arnoud de Pret	1944	Director		2005	2008
Bridget van Rijckevorsel	1941	Director		1992	2008
Gaetan van de Werve	1948	Director		2006	2009
Jean-Louis Vanherweghem	1942	Director		1999	2008

In the general shareholders' meeting scheduled for 26 April 2007, the Board of Directors will recommend to elect Patrick Schwarz-Schütte, former CEO of Schwarz Pharma AG, as an additional member of the Board of Directors of UCB S.A.

The Executive Committee appointed by the Board of Directors has the overall responsibility for executing the strategy of UCB S.A. as approved by the Board of Directors and for the management of the UCB group.

The Executive Committee is currently composed of the following individuals:

Name	Position
Roch Doliveux	Chief Executive Officer and Chairman of the Executive Committee
Melanie Lee	Executive Vice President, Research and Development
Luc Missorten	Executive Vice President and Chief Financial Officer
Jean-Pierre Pradier	Executive Vice President, Human Resources
William Robinson	Executive Vice President, Global Operations
Detlef Thielgen	Executive Vice President
Robert Trainor	Executive Vice President and General Counsel

Detlef Thielgen, the CEO of Schwarz Pharma AG, is a member of the Executive Committee since 1 January 2007.

6. Structure of the UCB Group / Major Shareholdings

On 31 December 2006, the UCB group consisted of UCB S.A. as the parent company and (without considering the companies of the Schwarz Pharma group)119 fully-consolidated subsidiaries. The UCB group conducts its operational activities through subsidiaries whereas UCB S.A. functions as a holding and services company of the UCB group. The following lists the main operational subsidiaries of UCB S.A. in the fields of manufacturing, research and development, financial services and commercial / trading activities. The subsidiaries listed below are, either directly or indirectly, wholly-owned subsidiaries of UCB S.A.

Main manufacturing companies

- UCB Pharma S.A. in Belgium
- UCB Pharma SpA in Italy
- UCB Farchim S.A. in Switzerland

- UCB Manufacturing, Inc. in the USA
- UCB India Private Ltd. in India

Main research and development companies

- UCB Pharma S.A. in Belgium
- UCB Pharma S.A.'s branch Celltech in the UK

Main financial services companies

- UCB S.A. in Belgium
- Fin UCB S.A. in Belgium
- UCB Finance NV, in the Netherlands
- UCB Lux S.A. in Luxembourg

Main commercial / trading companies

- UCB Australia Pty Ltd. in Australia
- UCB Pharma GmbH in Austria
- UCB Pharma S.A. in Belgium
- UCB Pharma S.A.'s branch Celltech in the UK
- UCB Nordic A/S in Denmark
- UCB Pharma Oy in Finland
- UCB Pharma S.A. in France
- Rodleben Pharma GmbH in Germany
- UCB GmbH in Germany
- UCB Hungary Ltd. in Hungary
- UCB Pharma Ireland Ltd. in Ireland
- UCB Japan Co Ltd. in Japan
- UCB de Mexico S.A. de CV in Mexico
- UCB Pharma B.V. (Nederland) in the Netherlands
- UCB Pharma AS in Turkey
- UCB Philippines Inc. in the Philippines
- UCB Pharma Sp. z o.o. (Poland) in Poland
- UCB Pharma (Produtos Farmaceuticos) Lda in Portugal
- UCB Trading (Shanghai) Co. Ltd. in China
- UCB S.A. Proprietary Ltd. in South Africa
- UCB Pharma S.A. in Spain
- Vedim Pharma S.A. in Spain

- UCB Pharma AB in Sweden
- UCB Pharma A.G. in Switzerland
- UCB Taiwan Ltd. in Taiwan
- UCB Pharma (Thailand) Ltd. in Thailand
- UCB Pharma Ltd. in the UK
- UCB Inc. in the USA

7. Business Operations of the UCB Group

a) Overview

Today, the UCB group is focussed on the biopharmaceuticals business. This includes research, development, manufacturing and marketing of products in the therapeutic fields of central nervous system disorders, immunology (including autoimmune diseases, inflammation and allergy) and oncology. In January 2007, UCB sold its over-the-counter business in France, Benelux, Switzerland and Greece to Pierre Fabre, a pharmaceutical leader in the European over-the-counter market.

The following is an overview on the biopharmaceutical business of the UCB group.

b) Central Nervous System ("**CNS**")

The market for central nervous system diseases covers various therapeutic areas, in particular insomnia, Parkinson's disease, depression, anxiety, bipolar disorder, schizophrenia, alzheimer, migraine, fibromyalgia and epilepsy. While the UCB group focuses primarily on epilepsy, it is also marketing compounds in other CNS therapeutic areas.

The anti-epileptic market consists primarily of benzodiazepines and anti-epileptic drugs ("**AED**"). The global AED market, including drugs which are also approved for other indications (such as migraine or neuropathic pain), has an approximate annual volume in terms of revenue of USD 11 billion. The UCB group estimates that the AED market of the USA, which constitutes the most important AED market for the UCB group, will increase by approximately 14% from 2006 to 2007. Keppra® is the most important AED of the UCB group and one of its core products. Keppra® provides an innovative proprietary platform for developing even more effective therapies which are currently explored by UCB. As of

31 December 2006, Keppra® is sold in over 46 countries and held a market share in terms of revenues of approximately 9.3% in the overall global AED market (all uses, all indications, first and second generation AED). Other CNS products of the UCB group are Metadate CD™ / Equasym XL™, Xyrem® and Nootropil®.

The CNS development pipeline of the UCB group includes, among others, Keppra® XR, an extended release, once a day formulation as well as brivaracetam and selectracetam, all of which are being developed for the treatment of epilepsy. Brivaracetam and seletracetam have currently completed the so-called Phase II trials. The active ingredients are protected by patents until 2021.

c) Immunology

The overall immunology market includes the treatment of autoimmune diseases, inflammation and allergy and comprises several therapeutic categories of drugs. The UCB group has been active in this market for a long time. As a consequence of acquiring Celltech Group plc in 2004, UCB gained access to a pharmaceutical business focused on auto-immune disorders with several promising molecules in development, particularly certolizumab pegol (Cimzia™).

Zyrtec® is one of the world's most widely used second generation antihistamines and established UCB as one of the global leaders in the field of allergy. Due to its products Zyrtec® and Xyzal®, UCB today has a leading position in the global antihistamines market. Tussionex® is a hydrocodone-based prescription syrup for coughs and colds which provides for a relief of up to twelve hours. Due to its product Tussionex®, UCB also has a leading position in the cough and cold market in the USA.

Current development projects of UCB include Cimzia™ (certolizumab pegol or CDP870), a PEGylated anti-TNF-alpha antibody fragment. Cimzia™ could offer several key features, including convenience of administration which is a key factor for drugs against Crohn's disease. Two pivotal trials for Cimzia™ in Crohn's disease have been completed and UCB filed a biological license application with the FDA in February 2006 as well as a marketing authorisation application with the EMEA in April 2006. UCB also intends to pursue approval of Cimzia™ for rheumatoid arthritis. UCB has already achieved positive results in two Phase III studies at the end of 2006. Cimzia™ is protected by a patent until 2021. In the spring of 2006, UCB disclosed promising results of Cimzia™ in psoriasis. UCB is planning to conduct Phase III trials for this indication in the near future.

Another development project involves CDP323, a small molecule inhibitor of alpha-4 integrins. CDP323 successfully completed a Phase I multiple dose study on healthy volunteers. It has potential in tackling the inflammation associated with several major diseases.

The UCB group is also developing two antibody anti-cytokine projects and collaborates on multiple sclerosis initiatives with various academic institutions.

d) Oncology

Mylotarg® is a product UCB developed together with Wyeth. It is indicated for the treatment of acute myeloid leukemia and is marketed by Wyeth. UCB receives royalties on Mylotarg® sales carried out by Wyeth.

The product pipeline of the UCB group in the field of oncology consists mainly of two large-molecule products, CMC544 and CDP791. The product CMC544, which is being developed in partnership with Wyeth, is currently in Phase I trials for Non-Hodgkins lymphoma. The product CDP791 successfully completed Phase I trials and a Phase II proof-of-concept trial in non-small-cell lung cancer is expected to be completed in 2007. On 6 February 2007, UCB announced the termination of its cooperation with ImClone Systems Inc. for this product. If the product reaches market, UCB will pay ImClone a royalty on the product sales.

e) Manufacturing and Supply with Raw Materials

Most of the products of the UCB group are manufactured in various manufacturing sites located in Braine-l'Alleud (Belgium), Rochester (USA), Bulle (Switzerland), Pianezza (Italy) and Vapi (India). The manufacturing sites in Rochester, Bulle and Pianezza and most of the site in Braine-l'Alleud are owned by UCB, the site in Vapi and one building for R&D purposes in Braine-l'Alleud are leased.

The manufacturing of Cimzia™ has been entirely outsourced to toll manufacturers. Currently, Cimzia™ is manufactured by Sandoz GmbH pursuant to the terms of a development and manufacturing agreement between Celltech

Group plc and Sandoz GmbH, the former Biochemie GmbH. In the future, the manufacture of Cimzia™ will also be outsourced to Lonza AG (Switzerland).

Products licensed to the UCB group by its commercial partners are manufactured by the respective licensor and subsequently supplied to the UCB group. Such currently licensed products to the UCB group are in particular Xyrem® and Kentera®.

f) Markets and Distribution

All prescription products of the UCB group are distributed through wholesalers to retail and hospital pharmacies. The UCB group maintains sales and marketing forces and has wholly-owned distribution subsidiaries in most major markets in Europe, North America and Asia. These affiliates distribute products to wholesalers in their own country. The wholesalers are responsible for delivery to retail pharmacies and hospital centers. With very few exceptions, UCB does not deliver its products directly to patients or individual pharmacists.

g) Geographic Segments / Principal Markets

The sales of the UCB group are mainly derived in Europe, the USA and Japan. These regions also contain the main manufacturing facilities of the UCB group.

UCB currently has sales and marketing affiliates as well as manufacturing plants in the USA, Europe and Japan and has substantially increased its presence in the USA and Japan since the mid-1990s. In the financial year 2006, the USA represented 46 %, Europe 38 % and Japan 9 % of the total net sales of the UCB group. The seven countries with the largest pharmaceutical markets in the world (USA, Japan, Germany, France, Italy, United Kingdom and Spain) account for 78 % of the total net sales of the UCB group and constitute the regional core of business activities of the UCB group in terms of revenue and profitability.

Within the next few years, in particular with the expected launch of new products such as Cimzia™, the UCB group intends to reinforce its commercial presence in increasingly attractive markets such as Canada, Turkey, Russia, India or China. In Latin America, the UCB group is represented by a wholly-owned affiliate in Mexico and is considering expanding the scope of its representation to Brazil.

The following table sets forth the net sales of the UCB group by core product and region:

In EUR million	2006	2005	2004
USA			
Keppra®	482	356	270
Zyrtec® (including Zyrtec®-D)	273	244	236
Tussionex®	105	108	63
Metadate CD™	63	49	8
Peptides	2	42	36
Delsym®	22	31	14
Lortab™	20	20	20
Other products	35	44	27
Net Sales USA	1,003	895	674
Europe			
Keppra®	251	187	137
Zyrtec® (including Cirrus™)	100	110	142
Xyzal®	124	113	96
Atarax®	37	34	32
Nootropil®	73	78	78
Other products	242	264	198
Net Sales Europe	826	786	683
Japan			
Zyrtec®	138	166	119
BUP-4™	20	28	29
Stogar	14	15	15
Other products	23	21	29
Net Sales Japan	195	230	192
Rest of World[1]			
Keppra®	27	16	10

Zyrtec®	50		
(including Cirrus™)		42	47
Xyzal®	19	13	9
Nootropil®	26	25	25
Other products	42	35	34
Net Sales Rest of World	164	132	124
Total Net Sales	**2,188**	**2,043**	**1,674**

1 "Rest of World" is defined as any region outside the USA, Europe and Japan.

h) Research and Development

The R&D activities of the UCB group focus on novel human therapeutics for the treatment of severe diseases. The key features of the R&D organization of the UCB group are:

- A strategic focus on severe diseases in the following three therapeutic areas: CNS disorders, immunology (including autoimmune diseases, inflammation and allergy) and oncology;
- A dual pipeline approach to R&D encompassing both new chemical entities and new biological entities;
- A world-wide R&D staff consisting of approximately 1,700 employees;
- Three major research sites located at Braine-l'Alleud (Belgium), Cambridge (United Kingdom) and Slough (United Kingdom);
- Four development teams located at Atlanta, Georgia (USA), Braine-l'Alleud (Belgium), Slough (United Kingdom) and Tokyo (Japan);
- Molecules being developed for the treatment of epilepsy, respiratory diseases, Crohn's disease, rheumatoid arthritis, psoriasis, multiple sclerosis, non-small-cell lung cancer and other severe diseases;
- Partnerships with academia and other leading drug discovery organizations as well as a continuing efforts for further partnerships through which UCB can utilize its expertise, particularly in antibody-based drug research and development, to optimize the development and marketing of new pharmaceuticals.

UCB follows a strategy to expand its expertise and to maximize the potential of its partnerships. UCB currently takes part in over twenty partnerships. These range from research collaborations with universities and academic institutions to joint discovery, development and commercialization agreements and marketing partnerships with a wide range of small to large companies.

As a result of the commitment of UCB to be a leader in biopharmaceutical research and development, its investment in R&D reached 25% of its sales in 2005 and 28% of its sales in 2006.

III. UCB SP GmbH

1. Overview

UCB SP GmbH is the controlling party under the Domination and Profit Transfer Agreement with Schwarz Pharma AG. UCB SP GmbH is a German limited liability company (*Gesellschaft mit beschränkter Haftung*) with its registered seat in Monheim. UCB SP GmbH is registered with the commercial register at the local court (*Amtsgericht*) in Düsseldorf under HRB 54649.

The responsibility of UCB SP GmbH is primarily to coordinate the integration of the Schwarz Pharma group into the UCB group and to combine the pharmaceutical activities of the Schwarz Pharma group and the UCB group. In this context, UCB SP GmbH functions as an intermediate holding company. It holds the entire shareholding in Schwarz Pharma AG. As an unlisted company with flexible structures and an efficient decision-making process, UCB SP GmbH is particularly well-suited for this purpose. Also, the company holds a 100% shareholding in UCB Services Ltd., Slough, United Kingdom, a company providing services for the whole UCB group.

2. Registered Office, Financial Year and Company Purpose of UCB SP GmbH

UCB SP GmbH is based in Monheim. The business address of UCB SP GmbH is Alfred-Nobel-Str. 10, 40789 Monheim. Its financial year corresponds to the calendar year. In order to reflect the responsibility of UCB SP GmbH, the shareholders' meeting resolved on 12 March 2007 to amend the company purpose as follows: "The company purpose of UCB SP GmbH is the management of its own assets and the participation in other enterprises, especially the management of the shares in Schwarz Pharma AG, as well as the coordination of measures for the integration of Schwarz Pharma AG and of Schwarz Pharma group's business into the UCB group, and the rendering of related services. The company may enter into all transactions relating to the purpose of the company or being directly or indirectly suitable for serving the purpose of the company. The company may establish other companies, acquire them or participate in them." This resolution has been filed for registration in the commercial register.

3. Registered Capital and Shareholder

As of today, the registered capital of UCB SP GmbH still amounts to EUR 25,000. It has been resolved by the shareholders' meeting held on 12 March 2007 to increase the capital of UCB SP GmbH from EUR 25,000 to EUR 1,000,000. This resolution has also been filed for registration in the commercial register.

The sole shareholder of the company is UCB GmbH, a German limited liability company (*Gesellschaft mit beschränkter Haftung*) with its registered seat in Kerpen and registered with the commercial register at the local court (*Amtsgericht*) of Cologne under HRB 41835. The company purpose of UCB GmbH is the research, manufacture, purchase, sale and distribution of all products associated with cellulose and its derivatives, of plastics, of pure, simple and compound chemical and pharmaceutical products, of textile materials and products, and of similar or complementary materials and products. The company may undertake any operations related to the company purpose. It may take over or represent any enterprise of the same or a similar kind in Germany and abroad and may also participate as shareholder with unlimited liability in such enterprise.

The registered capital of UCB GmbH amounts to EUR 6,557,400. 25% of the shares in UCB GmbH are held by UCB S.A. The remaining 75% of the shares are held by UCB Finance NV, Breda, the Netherlands, a wholly-owned subsidiary of UCB S.A.

The following chart shows the position of UCB SP GmbH within the UCB group and its shareholding in Schwarz Pharma AG:


UCB S.A.
100%
Other subsidiaries of UCB S.A.
25%
UCB Finance NV
75%
UCB GmbH
Other subsidiaries of UCB GmbH
100%
Other subsidiaries of UCB Finance NV
UCB SP GmbH
100%
UCB Services Ltd.
87,6%
Schwarz Pharma AG
Subsidiaries of Schwarz Pharma AG

4. Profit Transfer Agreement with UCB GmbH

On 15 November 2006, UCB SP GmbH and UCB GmbH entered into a profit transfer agreement which was registered in the commercial register of UCB SP GmbH on 24 November 2006. According to this agreement, UCB SP GmbH is obligated to transfer all profits to UCB GmbH. Reciprocally, UCB GmbH is obligated to compensate any losses of UCB SP GmbH (§ 302 AktG applies analogously). The profit transfer agreement became effective as of 1 December 2006, the beginning of a short fiscal year.

The agreement may not be terminated until five years after that date. Termination before expiration of the five-year period is only effective if for cause.

5. Corporate Bodies and Representation of UCB SP GmbH

The Managing Directors of UCB SP GmbH are Luc Missorten (Executive Vice President and Chief Financial Officer, UCB S.A.), Guy van den Dorpe (Vice President Treasury and Risk, UCB S.A.), Erik Roelandt (Vice President Tax, UCB S.A.) and Dr. Volker Zimmermann (Vice President and Managing Director Germany, UCB GmbH). Pursuant to § 4 of its articles of association, the company is represented jointly by two managing directors or by one managing director acting jointly with an authorized signatory (*Prokurist*). By resolution of the shareholders' meeting, a managing director may be exempt from the restrictions set forth in § 181 of the German Civil Code (*Bürgerliches Gesetzbuch*) and be granted the power to represent the company alone. There is no supervisory board.

6. Employees

UCB SP GmbH has no employees.

IV. Key Financial Data and Business Development of the UCB Group

1. Key Financial Data of the UCB Group for Financial Years 2004 through 2006

The key financial data of the UCB group for the financial years 2004 to 2006 are presented below. The financial data for 2006 are derived from the consolidated financial statements prepared by the Board of Directors of UCB S.A. Such statements are still subject to shareholders' approval. The consolidated financial statements for 2005 and 2006 were prepared under IFRS, the consolidated financial statements for 2004 under Belgian GAAP.

million EUR	2006	2005	2004
Net sales	2,188	2,043	1,674
Royalty income	335	298	211
Revenue	**2,523**	**2,341**	**1,885**
Gross profit	**1,982**	**1,791**	**1,461**
Gross margin	78.6%	76.5%	77.5%

million EUR	2006	2005	2004
Marketing & Selling expenses	(733)	(653)	(551)
Research & Development expenses	(615)	(511)	(361)
General & Administration expenses	(196)	(191)	(186)
Other operating income	37	1	(4)
Total operating expenses	**(1,507)**	**(1,354)**	**(1,102)**
Recurring EBITA	**511**	**475**	**381**
Recurring EBIT	**475**	**437**	**359**
Impairment charges	(4)	(67)	(-)
Restructuring expenses	(22)	(39)	(78)
Other income	122	33	-
EBIT	**571**	**364**	**281**
Profit from continuing operations	**367**	**270**	**197**
Basic earnings per share (in EUR)	2.54[1]	1.88	1.36
Net debt	(2,111)[2]	(591)	(1,723)

1 From continuing operations. The shares issued in connection with the Schwarz Pharma acquisition before 31 December 2006 were included on a pro-rata temporis basis.

2 Including the debt financing for the Schwarz Pharma acquisition and Schwarz Pharma's net cash position.

2. Business Development and Earnings Situation of the UCB Group in the Financial Year 2006

In the financial year 2006, the UCB group continued to build on its position as a global biopharmaceutical leader focused on targeted specialist areas by further divesting its non-core activities and by the acquisition of a majority stake in Schwarz Pharma AG.

Net sales increased by 7% to EUR 2,188 million. All regional markets, except Japan, contributed to the 7% growth in 2006 compared to 2005 (or +8% at constant exchange rates). Net sales reported by UCB on the North American market were for the first time over EUR 1 billion. Net sales amounted to EUR 1,003 million in 2006 (or USD 1,258 million) up by 12% from the year before (or +13% at constant exchange rates) despite the negative impact of divested products. Net sales for Europe totalled EUR 826 million in 2006 up by 5% compared to 2005 at both actual and constant exchange rates. In 2006, Japanese net sales went down from EUR 230 million to EUR 195 million or a decrease of 15% (or -10% at constant exchange rates). Net sales for Rest of World (any region outside the USA, Europe and Japan) amounted to EUR 164 million in 2006, an increase of 24% (or +25% at constant exchange rates).

UCB's anti-epileptic drug, Keppra®, continued its growth increasing net sales by 36% to EUR 761 million and strengthening its market position in the treatment of epilepsy. It achieved a market share of 11.6% in the USA in the last three months ending January 2007. In the same period, Keppra® had a corresponding market share of 5.8% in Europe. The growth was reinforced by the launch of a number of new indications and the launch of a new intravenous formulation in the USA and Europe.

UCB's allergy franchise grew by 2% to EUR 704 million during 2006, mainly driven by the continuing solid growth of Zyrtec®'s United States in-market sales which reached USD 1.56 billion. Reported sales of Zyrtec® in the USA by UCB were up 12% to EUR 273 million. Xyzal® net sales grew by a solid 13% worldwide to EUR 143 million as Xyzal® continued to improve its market penetration. UCB's allergy franchise, comprising Xyzal® and Zyrtec®, is market leader in 14 European countries.

Net sales of UCB's other products decreased by 9% to EUR 722 million, impacted by the divestment of the peptides manufacturing business , the sale of Gastrocrom®, OTC Delsym®and the return of the Corifeo® rights as well as a weaker cough and cold season impacting the sales of Tussionex® in the United States. Excluding the sales of the divested products, net sales of the other products were stable.

Royalty income grew by 12% to EUR 335 million with related royalty expenses in an amount of EUR 61 million, which is an increase of 10%.

Revenue grew by 8% to EUR 2,523 million during 2006. On a like-for-like basis (i.e. excluding revenue from divested products), the increase was 11%.

Gross profit improved by 11% to EUR 1,982 million, driven by the solid sales growth, a better product mix and further manufacturing enhancements.

Operating expenses encompassing Marketing & Selling expenses, R&D expenses, General & Administrative expenses and other operating income / expenses reached

EUR 1,507 million in 2006 compared to EUR 1,354 million in 2005, increasing by 11% (or +12% at constant exchange rates).

Marketing and Selling expenses increased by 12% to EUR 733 million, representing 33.5% of net sales. This increase is driven by further preparation activities for the launch of Cimzia™, the reclassification of discounts to marketing and selling expenses following Zyrtec®'s new co-distribution agreement in Japan as well as new product launches such as Equasym™ XL and Xyrem® in Europe. R&D expenses increased by 21%, reaching EUR 615 million or 28% of net sales. The increase reflects substantial investments in clinical trials of Cimzia™ in rheumatoid arthritis and psoriasis, in clinical programmes of Keppra® successors and in other promising early stage pipeline projects. Investments were also made to further strengthen UCB's expertise in medical affairs. General and administrative expenses increased by 3% to EUR 196 million. Other operating income amounted to EUR 37 million, principally reflecting the EUR 24 million payment by Biogen IDEC under the CDP323 collaboration agreement.

Recurring EBIT, or REBIT, corresponds to the line "operating profit before impairment, restructuring and other income and expenses" presented in the consolidated financial statements. REBIT excludes a number of elements of income and expenses of a non-recurring nature. REBIT reached EUR 475 million in 2006, an increase of 9% compared to 2005 (or +10% at constant exchange rates). Recurring EBITA or REBITA (i.e. recurring EBIT before intangible assets amortisation expenses) amounted to EUR 511 million in 2006, a growth of 8% compared to 2005 (or +9% at constant exchange rates).

The 2006 operating results have also been impacted by non-recurring items:

- Impairment charges: UCB recognised a EUR 4 million impairment charge in 2006 on intangible and tangible assets, mainly due to the discontinuation of CDP435.

- Restructuring expenses: expenses of EUR 22 million were incurred, mainly related to the closure of a manufacturing site in Spain, the further streamlining of UCB's manufacturing capabilities and initial integration expenses related to the Schwarz acquisition.

- Other income / expenses: The 2006 divestments of non-core activities and products generated capital gains of EUR 135 million before income taxes, partly offset by the recognition of miscellaneous provisions.

Taking the above non-recurring items into consideration, EBIT reached EUR 571 million in 2006, compared to EUR 364 million for 2005, representing a 57% increase over 2005 (or +59% at constant exchange rates).

In the financial year 2006, the net profit from continuing operations increased by 36% to reach EUR 367 million. The divestment of non-core business and products resulted in after tax capital gains of EUR 90 million, which was partly off-set by other after tax non-recurring charges in the amount of EUR 30 million. On a like-for-like basis (i.e. excluding the after tax contribution from divested products, and adjusted for non-recurring items, one-off financial charges as well as the Biogen IDEC milestone payment), net profit reached EUR 295 million, up 13%.

On 31 December 2006, the net debt of EUR 2,111 million included the debt contracted by UCB to acquire 87.6% of Schwarz's shares as well as Schwarz's (net) liuid funds of EUR 263 million. Without the incremental debt assumed for this acquisition, UCB's net debt would have been reduced from EUR 591 million at the end of 2005 to EUR 339 million at the end of 2006.

Consolidated Balance Sheet and Consolidated Cash Flow

As of 31 December 2006, 87.6% of the shares of Schwarz Pharma AG (excluding treasury shares) were owned by UCB. Therefore, Schwarz Pharma group's consolidated balance sheet has been included in UCB's consolidated balance sheet as of 31 December 2006. Financial results of Schwarz Pharma group for the time period 1 January until 31 December 2006 have not been consolidated by UCB. They are being fully consolidated as from 1 January 2007.

Consolidated Balance Sheet

The balance sheet as presented at 31 December 2006 incorporates for the first time the balance sheet of Schwarz Pharma AG, applying the purchase method of accounting. Because the acquisition took place near year-end and UCB had not yet finalised the purchase price allocation, the purchase price allocation below is only provisional and might, in conformity with IFRS 3 (*Business Combinations*), change in the course of 2007.

For the sake of comparison, the balance sheet for the UCB group, excluding the impact of the acquired stake in Schwarz Pharma AG, is presented separately. The financial data for 2006 are derived from the consolidated financial statements prepared by the Board of Directors of UCB S.A. Such statements are still subject to UCB shareholders' approval.

million EUR	2006 UCB Group incl. Schwarz	2006 UCB Group excl. Schwarz	2005 UCB Group
Fixed assets	**8,143**	**3,290**	**3,414**
Intangible assets	2,537	720	721
Goodwill	4,346	1,572	1,663
Other fixed assets	1,260	998	1,030
Current assets	**2,355**	**1,646**	**1,343**
Total Assets	**10,498**	**4,936**	**4,757**
Shareholders' equity [1]	**4,778**	**2,491**	**2,409**
Capital and reserves	4,411	2,124	1,654
Profit for the year	367	367	755
Non-current liabilities	**4,199**	**1,423**	**1,601**
Current liabilities	**1,521**	**1,023**	**747**
Total liabilities and shareholders' equity	**10,498**	**4,936**	**4,757**
Net debt	**(2,111)**	**(339)**	**(591)**
Liquid assets	1,003	726	464
Financial debt	(3,114)	(1,066)	(1,055)

1 before profit distribution for the current year

The main impacts of the Schwarz Pharma acquisition are as follows:

- *Intangible assets*: The incremental amount recognised for Schwarz Pharma AG of EUR 1,816 million represents the fair value of 100% of the intangible assets pertaining to acquired assets of Schwarz Pharma AG.

- *Goodwill*: The goodwill attributed to the acquisition of Schwarz Pharma AG amounts to EUR 2,774 million.

- *Shareholders' equity*: The further equity reinforcement from EUR 2,409 million to EUR 4,778 million reflects the capital increases recognised further to the successful tender offer on 86.8% of the outstanding Schwarz Pharma shares, as well as the related minority interests.

- *Non-current liabilities*: The increase in non-current liabilities from EUR 1,601 million to EUR 4,199 million is mainly a consequence of the new financing contracted for the Schwarz Pharma acquisition, the recognition of the non-current liabilities of Schwarz Pharma AG entering UCB's consolidation scope, including the deferred tax liabilities impact on intangible assets reflecting the acquired assets.

- *Current liabilities*: Including Schwarz Pharma's current liabilities, the amount increases by EUR 774 million to reach EUR 1,521 million, reflecting EUR 90 million of trade payables, EUR 93 million of current income tax liability as well as short-term provisions and short-term liabilities.

- *Net debt*: The net debt of EUR (2,111) million reflects the combined position of UCB and Schwarz Pharma AG as of 31 December 2006, including the impact of the portion paid in cash of the 86.8% shares in Schwarz Pharma AG. UCB's net debt position on a standalone basis, without the incremental debt assumed for the acquisition, would have decreased from EUR (591) million at the end of 2005 to EUR (339) million at the end of 2006. The net cash position of Schwarz Pharma AG as of 31 December 2006 was EUR 263 million, whilst the incremental debt resulting from the payment of the cash portion of the Schwarz Pharma shares acquired amounted to EUR 2,043 million.

Cash flow statement

Consolidated Cash Flow: Notwithstanding the fact that the balance sheet of Schwarz Pharma AG is incorporated in the UCB group's balance sheet, its contribution to UCB group's income statement will only start as from January 2007. Consequently, the table below reflects the cash flow for the UCB group on a standalone basis, but impacted by the cash outflow resulting from the payment of the cash portion of the tender offer for Schwarz Pharma shares at the end of 2006.

million EUR	2006	2005
Profit from continuing operations	**367**	**270**
Non-cash items	(60)	92
Change in working capital	14	(72)
Cash flow from operating activities	**321**	**290**
Cash flow from investing activities	**(1,649)**	**(94)**
of which tangible fixed assets purchase	(65)	(86)
of which intangible fixed assets purchase	(65)	(40)
of which Schwarz acquisition	(1,767)	-
of which divestments (Bioproducts, Delsym®, Corifeo®, Gastrocrom®)	243	29

Free cash flow from continuing operations	**(1,328)**	**196**
Cash flow from financing activities	**1,914**	**(1,325)**
Purchase of treasury shares	**(29)**	**(10)**
Proceeds / (outflows) from discontinued operations	**(12)**	**1,062**

UCB's continuing operations generated an operating cash flow of EUR 321 million during 2006 and a negative free cash flow of EUR 1,328 million. Excluding the acquisition of Schwarz Pharma and the capital gains on the sale of non-core business and products, the free cash flow would be positive and amount to EUR 198 million.

The evolution of the cash flow generated by the biopharmaceuticals activities is driven by the following elements:

- *Cash flow from operating activities*: The increased profit from continuing operations before non-recurring items, off-set by prepayments to Lonza of EUR 63 million for the construction of the biological manufacturing facility in Switzerland and the impact of the reduction of the working capital, underpins the EUR 321 million cash flow from operating activities.

- *Cash flow from investing activities*: The tangible fixed assets additions of EUR 65 million and the intangible fixed assets additions of EUR 65 million, combined with the cash outflow pertaining to the Schwarz Pharma acquisition (EUR 1,767 million, net of the cash held by Schwarz Pharma and of the portion of the acquisition paid in shares in UCB S.A., but including expenses related to the transaction), more than off-set the proceeds from the sale of Bioproducts, Delsym®, Gastrocrom® and Corifeo® rights, resulting in a cash flow from investing activities of EUR (1,328) million in 2006.

- *Free cash flow from continuing operations*: Defined as the sum of the cash flow from operating activities and cash flow from investing activities, the free cash flow amounted to EUR (1,328) million in 2006, including EUR (1,767) million cash impact of Schwarz Pharma's acquisition, compared to EUR 196 million in 2005. Excluding the impact of the Schwarz Pharma acquisition and of the divestments, free cash flow from continuing operations would have increased from EUR 167 million to EUR 198 million.

3. Business Development and Earnings Situation in the Current Financial Year 2007 / Forecast

In 2007, UCB's and Schwarz Pharma's financial accounts will be fully consolidated. Revenue is expected to grow significantly in 2007 as a result of the Schwarz Pharma acquisition. On a pro forma basis (i.e. not including Schwarz Pharma), net sales will grow at mid-single digit percentage compared to 2006 and will be partly offset by a decrease in royalty income arising out of the cessation of the Boss royalty income during 2006. The Boss patent royalty income arose out of a 2001 patent licence agreement between UCB's subsidiary Celltech R&D Ltd. and Genentech Inc. The royalties ceased to be payable in March 2006. This is expected to result in marginal growth in revenue compared with 2006 pro forma, assuming key trading currencies remain stable. The combined R&D and Selling, General & Administration expenses are expected to grow marginally, reflecting on the one hand the significant investment in pre-launch and launch activities for Neupro® in Parkinson's disease and Cimzia™ in Crohn's disease and rheumatoid arthritis as well as in advancing the R&D pipeline, and on the other hand the benefits of combined synergies and other cost savings.

As a result of the acquisition of Schwarz Pharma AG, UCB's operating profit is expected to increase significantly in 2007. This positive contribution to UCB's business will however be impacted by:

- Expected higher combined amortisation charges on intangible assets;
- Expected one-time net fair value adjustments on inventory of EUR 96 million pre-tax, in connection with the purchase price allocation of the Schwarz Pharma acquisition (with no cash impact);
- Expected acquisition financing related interest charges, which will gradually go down over the next 5 years; and
- Restructuring charges.

V. Key Financial Data and Business Development of UCB SP GmbH and UCB S.A.

1. Key Financial Data and Business Development of UCB SP GmbH

Up to completion of the takeover bid on 20 December 2006, no notable business transactions occurred at UCB SP GmbH. Accordingly, UCB SP GmbH, which was incorporated on 25 August 2006, ended its first short financial year from 25 August 2006 to 30 November 2006 with no annual return. As of 30 November 2006, the balance sheet total of UCB SP GmbH totaled EUR 25,000, which was shown as cash on hand under assets and as subscribed capital under liabilities.

In the subsequent short financial year from 1 December 2006 to 31 December 2006, the takeover of Schwarz Pharma AG was completed. On 20 December 2006, UCB SP GmbH acquired 40,715,819 shares of Schwarz Pharma AG which were tendered for sale during the first acceptance period of the takeover bid. As a result, the asset, financial and earnings position of UCB SP GmbH has fundamentally changed. On 29 December 2006, UCB SP GmbH acquired a further 14,452 shares of Schwarz Pharma.

Balance Sheet[1]

		31 December 2006	**30 November 2006**
<u>**ASSETS**</u>			
A. Fixed Assets			
I. Intangible fixed assets		0	0
II. Tangible fixed assets		0	0
III. Financial fixed assets			
Participations in group companies		3,786,256,919	0
B. Current assets			
I. Inventories		0	0
II. Receivables and other current assets			
Receivables to group companies		3,501,104	0
III. Cash at bank and in hand		24,850	25,000
	EUR	3,789,782,874	25,000
<u>**Liabilities**</u>			
A. Equity			
I. Capital		25,000	25,000
Capital reserve		1,628,632,710	0
II. Retained earnings		0	0
III. Profit for the year		0	0
B. Provisions		1,000	0

		31 December 2006	30 November 2006
C. Debts			
1. Debts to banks		2,140,446,204	0
2. Debts to group companies		20,677,959	0
	EUR	3,789,782,874	25,000

1 Due to roundings to Euro, amounts may not add up.

As of 31 December 2006, UCB SP GmbH held 83.7% of the outstanding shares of Schwarz Pharma AG (excluding treasury shares). Accordingly, the share position in affiliated companies increased from nil (as at 30 November 2006) to approximately EUR 3.786 billion. Receivables from affiliated companies amount to approximately EUR 3.5 million. Underlying this are receivables from the assumption of losses as a result of the profit transfer agreement entered into with UCB GmbH on 15 November 2006.

For those shares of Schwarz Pharma which were acquired up to 31 December 2006, UCB GmbH, as shareholder of UCB SP GmbH, made a contribution of EUR 1.628 billion on 20 December 2006, which was booked into the capital reserves. Amounts due to financial institutions added up to approximately EUR 2.14 billion as of 31 December 2006. This is made up of a loan which was taken out in order to finance the cash portion of the takeover bid. The grant of the loan was by way of a facilities agreement entered into between UCB S.A., UCB SP GmbH on the one hand and Fortis Bank S.A. and BNP Paribas as mandated lead arrangers on the other hand. Payout of the required funds was made to UCB SP GmbH. Currently, an amount of approximately EUR 1 billion from the original offer financing is still available to the UCB group, including UCB SP GmbH.

Payables from affiliated companies amount to EUR 20.68 million. Underlying this are amounts owing as a result of incidental acquisition costs in connection with the acquisition of Schwarz Pharma shares.

During the period from 1 December 2006 to 31 December 2006, expenses for interest on loans taken out amounted to approximately EUR 3.5 million. A corresponding amount was contributed by the sole shareholder of UCB SP GmbH, UCB GmbH, as compensation for losses according to the profit transfer agreement in effect since 1 December 2006, so that there was no result in turn.

On 11 January 2007, UCB SP GmbH acquired a further 2,023,106 shares of Schwarz Pharma in connection with the second acceptance period of the takeover bid. The financing was again provided by way of a capital contribution from UCB GmbH in the amount of approximately EUR 81 million and by increasing the receivables to approximately EUR 101 million.

On the basis of the currently existing financing structure consisting of equity and financial loans, UCB SP GmbH anticipates an interest expense of up to approximately EUR 110 million per year. To the extent that the dividends or transferred profits from the Schwarz Pharma participation are not sufficient to cover this expense, it must be taken into account that UCB GmbH is required, on the basis of the profit transfer agreement, to compensate for any losses of UCB SP GmbH during the term of the agreement (§ 302 AktG).

2. Key Financial Data and Business Development of UCB S.A.

The following abbreviated balance sheet and abbreviated income statement of UCB S.A. are extracts of the statutory financial statements of UCB S.A. prepared under Belgian Generally Accepted Accounting Principles (BGAAP).

Abbreviated Balance Sheet

million EUR	2006	2005	2004
ASSETS			
Intangible assets	34	1,199	266
Tangible fixed assets	9	227	146
Financial fixed assets	6,614	4,482	4,018
Fixed assets	**6,657**	**5,908**	**4,430**
Receivables of more than one year	18	19	20
Inventories and contracts in progress	-	121	108
Receivables of one year or less	209	287	1 005
Cash at bank and in hand	73	14	2
Deferred charges and accrued income	14	35	15
Current assets	**314**	**476**	**1,150**
Total Assets	**6,971**	**6,384**	**5,580**
LIABILITIES			
Capital	545	438	438
Share premium	1,603	-	-

million EUR	2006	2005	2004
Reserves	1,831	1,486	1,042
Profit brought forward	146	145	135
Investment grants	-	1	1
Equity	**4,125**	**2,070**	**1,616**
Provisions	-	142	44
Deferred taxation	-	4	4
Provisions and deferred taxation	**-**	**146**	**48**
Amounts payable in more than one year	1,539	3,344	430
Amounts payable in one year or less	1,288	738	3,475
Accrued charges and deferred income	19	86	11
Current liabilities	**2,846**	**4,168**	**3,916**
Total liabilities	**6,971**	**6,384**	**5,580**

The main effects on UCB S.A.'s business development in 2006 are both the transformation of UCB S.A. into a pure holding and services company of the UCB group by divesting all of its operational activities to UCB Pharma S.A., and the acquisition of Schwarz Pharma AG. Both intangible assets and tangible fixed assets significantly decreased as most of these assets were contributed into UCB Pharma S.A. Consequently, inventories and contracts in progress were also transferred. The increase in financial fixed assets is mainly a consequence of the acquisition of Schwarz Pharma AG.

With regard to the liabilities, capital and share premium increased due to capital increases of UCB S.A. in connection with the financing of the takeover offer for Schwarz Pharma shares. The capital increase of 15 December 2007 is reflected as an increase in share capital and an increase in share premium. Since the second capital increase took place on 8 January 2007 but the shares were tendered before year-end, the entire amount of the second capital increase is as per 31 December 2006 reflected within share premium. On 8 January 2007, the share premium account has been decreased and the share capital account increased by EUR 5.3 million to reflect the effective legal increase of share capital. All amounts payable not related to the holding activities of UCB S.A. (due in more than one year or due in one year or less) have also been transferred to UCB Pharma S.A. as well as the provisions and the deferred taxation. The amounts payable in more than one year and the amounts payable in one year or less that not have been transferred, are mainly related to both an intercompany financing payable, and the dividend that is proposed by the Board of Directors for the accounting year 2006 which will become payable when approved by the general shareholders meeting on 26 April 2007.

Abbreviated Income Statement

million EUR	2006	2005	2004
Operating income			
Turnover	574	600	466
Increase(+); decrease(-) in inventories of finished goods, work in progress	7	15	(20)
Own construction capitalised	337	344	192
Other operating income	354	346	255
Total operating income	**1,272**	**1,305**	**893**
Operating charges			
Raw materials, consumables and goods for resale			
1. Purchases	139	167	118
2. Increase (-); decrease (+) in inventories	1	-	(15)
Services and other goods	578	536	283
Remuneration, social security costs and pensions	161	191	168
Depreciation of and other amounts written off formation expenses, intangible and tangible fixed assets	399	406	217
Increase (+); decrease (-) in amounts written off on inventories, contracts in progress and trade debtors	(1)	1	1
Increase (+); decrease (-) in provisions	(6)	(3)	(19)
Other operating charges	2	2	4
Total operating charges	**1,273**	**1,300**	**757**
Operating profit	**(1)**	**5**	**136**
Financial results	**400**	**393**	**309**
Ordinary profit before tax	**399**	**398**	**445**
Extraordinary charges / income	**153**	**220**	**33**
Profit before tax	**552**	**618**	**478**
Income taxes	(35)	(35)	(34)
Profit	**517**	**583**	**444**
Transfer to tax exempt reserves	-	-	-
Net result for the year available for appropriation	**517**	**583**	**444**

VI. Integration of the Schwarz Pharma Group into the UCB Group

Since completion of the takeover offer, Schwarz Pharma AG is a member of the UCB group. It is intended to integrate the Schwarz Pharma group into the UCB group and to combine the business of the Schwarz Pharma group with the business of the UCB group. In addition, Schwarz Pharma AG is currently restructuring its sales force and its business in the USA, Germany and Spain on the basis of its existing stand-alone planning. The parties expect to realize substantial synergies from such integration. Synergies resulting from measures which are legally permissible without a domination agreement are referred to as pre-contractual synergies, whereas synergies resulting from measures permissible only under a domination agreement are referred to as post-contractual synergies. The parties expect to realize pre-contractual synergies particularly in the following areas:

- Primary Care Physicians in Europe and the Rest of the World not including the USA (PCP EU & RoW)

  In the field of PCP EU & RoW, pre-contractual synergies are expected to be realized mainly from the co-promotion of products. A co-promotion of products means that sales representatives of Schwarz Pharma AG promote products of UCB and vice versa (cross-promotion) or that sales representatives of one group promote products of the other group also. Such co-promotion shall take place in Germany, France, Italy and Russia. Due to the co-promotion, the number of sales representatives in Germany, France and Italy can be reduced which will result in additional synergies. With respect to Spain, Russia and the United Kingdom, it is planned to reduce other promotion expenses in order to create additional synergies.

- Business in the USA

  In the field of Primary Care Physicians (PCP) in the US, pre-contractual synergies, in line with the previously determined strategy of Schwarz Pharma, are expected from downsizing the sales forces of the Schwarz Pharma group and from reducing other promotion expenses of the Schwarz Pharma group. Furthermore, PCP commercial support functions of the Schwarz Pharma group in the US are to be downsized.

- Neurology Products

  With respect to neurology products, pre-contractual synergies are envisaged from the cross-promotion of Neupro® and Keppra® under respective agreements between the two groups particularly in the US, Germany, Spain and the United Kingdom (UK).

- Research and Development (R&D)

  In the field of R&D, cost reductions are envisaged from adjusting the number of employees following natural attrition, from outsourcing clinical data management and from reducing the number of data points per clinical study. Furthermore, synergies are to result from a more efficient use of in- and outsourcing, notably with respect to clinical trials monitoring. Also, Schwarz Pharma AG is to use a good manufacturing practice (GMP) facility of UCB instead of investing into a new own GMP facility.

- Global Technical and Supply Operations (GTSO)

  The parties have also identified potential for savings in the field of GTSO, particularly through conducting joint purchasing. A purchasing cooperation shall comprise efforts to achieve better prices for excipients and capsules, negotiating higher rebates for certain products and realizing other benefits from an increased purchasing volume. Further synergies are expected from the harmonization of insurance contracts.

It is expected that the total pre-contractual synergies will amount to approximately EUR 150 million per year after three years. About EUR 71 million will be allotted to Schwarz Pharma, of which about EUR 52 million relate to the current stand-alone planning.

The post-contractual synergies expected from the integration are described below, Section C I 1.

C.
Reasons for Entering into the Domination and Profit Transfer Agreement

I. Economic and Legal Reasons for the Entering into the Domination and Profit Transfer Agreement

1. Economic Reasons

It is intended to integrate the Schwarz Pharma group into the UCB group and to realize synergies from such integration. To a large extent, such synergies can, for legal reasons, only be realized under a domination agreement (so-called post-contractual synergies, for such term cf. above Section B VI). Therefore, the Domination and Profit Transfer Agreement between UCB SP GmbH and Schwarz Pharma AG is necessary to completely implement the integration and to realize the desired post-contractual synergies.

Without such an agreement, simply a *de facto* group relationship exists between UCB SP GmbH, UCB GmbH, UCB Finance NV or UCB S.A., respectively, and Schwarz Pharma AG. In a *de facto* group, measures necessary to integrate the Schwarz Pharma group into the UCB group are subject to wide-reaching restrictions. These allow only pre-contractual synergies (see above Section B VI) and will effectively bar the intended integration (for more information see below Section C I 2). By an effective domination agreement, these constraints cease to exist.

The expected post-contractual synergies largely result from completely combining the business of Schwarz Pharma AG with the business of the UCB group including, particularly, the business divisions Primary Care Physicians in Europe and the Rest of the World not including the USA, Neurology Products, Business in the USA, Research and Development, Global Technical and Supply Operations, and Support Functions. Such combination is expected to result in post-contractual synergies and potential for growth in various respects, notably in the following fields:

- <u>Primary Care Physicians in Europe and the Rest of the World not including the USA (PCP EU & RoW)</u>

  In the field of PCP EU & RoW, post-contractual synergies are expected from infrastructure measures and a complete integration of the sales forces and marketing departments of both businesses notably in Germany, France, Italy and

Spain. Where the sales forces have been downsized, the other promotion expenses can be reduced in order to realize additional cost savings.

- Neurology Products

With respect to Neurology products, post-contractual synergies are planned to result particularly from Schwarz Pharma AG being able to use the global marketing and sales infrastructure of UCB instead of investing in a separate marketing and sales infrastructure.

- Business in the USA

In the USA, a location of the Schwarz Pharma group is envisaged to be closed. This is planned to save, particularly, administrative costs.

- Research and Development (R&D)

In the field of R&D productivity is to be increased by the wide-reaching integration allowed under the Agreement. This is expected to include a cut in expenditures for external clinical services and the in- and outsourcing of services. Post-contractual synergies are to be further realized by optimizing research and development programs, personnel adjustments following natural attrition and other productivity improvements due to the consolidation of both businesses.

- Global Technical and Supply Operations (GTSO)

A complete combination of both businesses in the field of GTSO is to enable the parties, especially, to consolidate the distribution activities of both groups, to make use of higher purchasing volumes and to reorganize the purchasing portfolio of the combined business. Further cost savings could be achieved from the combination of production facilities, packaging facilities and warehouses as well as from the integration of the staff of both businesses. Furthermore, a program to reduce production costs and an efficiency program to improve network and support functions is planned to be implemented. In addition, capital expenditures will be reduced.

- Support Functions

Many support functions currently existing separately in both businesses are planned to be combined. In the area of finance, this combination extends to accounting, controlling, tax and risk management. With respect to accounting services, a platform for shared services is to be installed. Further, the automation of finance services, external expenditures and cash management are to be optimized.

In the area of information technology (IT) the IT infrastructure is to be integrated and IT services are to be resized according to a reduced user base. This includes downsizing the IT helpdesk and user support, reducing the number of computers and software licenses and cutting expenditures for IT maintenance. Further, the combined application costs will be reduced by integrating the application landscape of both businesses. Additional cost reductions are expected to result from the near-and off-shoring and outsourcing of IT services and from optimizing the procurement of IT items and services.

Moreover, the human resources departments of both businesses are planned to be combined. In this field, post-contractual synergies are expected to result especially from establishing a center for shared services and from reducing expenditures for external services. With respect to the management of buildings and facilities, cost reductions are expected due to the elimination of offices and from lowering the service level. In addition, the corporate structure of the combined groups is to be streamlined by transforming legal entities in some countries where currently both groups have a subsidiary into one subsidiary. With respect to quality management, it is envisaged to consolidate quality units, divest some of these units and to outsource quality services. Also, the expenditures for external communications, legal and intellectual property services are to be reduced.

- Reductions in Jobs

  To the extent the integration of the two businesses, particularly in the above-mentioned fields, includes job reductions, the jobs to be reduced will be identified in a fair and socially responsible manner and in an appropriate process. The job reductions will be jointly prepared by project groups of Schwarz Pharma AG and UCB.

It is assumed that, in addition to the pre-contractual synergies referred to above, as a result of the complete integration of both groups, post-contractual synergies can increase over the first three years to reach a total amount of up to EUR 180 million per year thereafter.

2. Corporate Law Reasons

Currently, a *de facto* group relationship exists between UCB SP GmbH and Schwarz Pharma AG because UCB SP GmbH holds a controlling majority stake in Schwarz Pharma AG (see above Section B III 3). Between UCB GmbH, UCB Finance NV and UCB S.A., on the one hand, and Schwarz Pharma AG, on the other hand, there is also a *de facto* group relationship because each of UCB GmbH, UCB Finance NV and UCB S.A. indirectly holds a controlling majority stake in Schwarz Pharma AG (see above Section B III 3).

In a *de facto* group relationship, the Management Board of Schwarz Pharma AG is entitled and obligated under the provisions of the German Stock Corporation Act (*Aktiengesetz*) to manage the company under its own responsibility (see § 76 (1) AktG). All measures (including the omission of measures) and transactions initiated by UCB SP GmbH, UCB GmbH, UCB Finance NV or UCB S.A. are required to be examined by the Management Board of Schwarz Pharma AG in each specific case with regard to their effects on Schwarz Pharma AG. If measures or transactions initiated by UCB SP GmbH, UCB GmbH, UCB Finance NV or UCB S.A. are disadvantageous for Schwarz Pharma AG, these can only be implemented if the resulting disadvantages are compensated for by UCB SP GmbH, UCB GmbH, UCB Finance NV or UCB S.A., respectively. The compensation for any such disadvantage must occur by the end of the relevant financial year, thus in a very tight time frame, either in fact or by granting a corresponding legal claim (see § 311 AktG).

This legal situation has the result that all measures undertaken or omitted, or transactions entered into, by Schwarz Pharma AG on initiative of UCB must be examined in each specific case with regard to their disadvantages and a possible obligation to compensate. Furthermore, the measures and transactions have to be documented in detail. Moreover, these must be set out in a report on the relations to the controlling shareholder (dependency report, § 312 AktG). Any disadvantageous effects must be quantified.

These principles applying to a *de facto* group can, generally, be handled without substantial costs or efforts in the case of simple internal group transactions, such as ordering and delivering products or ordering and rendering services. However, in the case of deep structural changes, such as the centralization of major corporate functions, the transfer of divisions and business opportunities, the release of resources, etc., which an independent prudent business person would otherwise not undertake, it is practically impossible to accurately quantify and compensate the resulting disadvantages. This would have the consequence that such measures could not be carried out with adequate legal certainty in *de facto* groups. The implementation of such wide-reaching integration measures is, however, unavoidable in order to realize the desired synergies from a combination of the activities of Schwarz Pharma and UCB as described above in Section C I 1. As set out, the anticipated post-contractual synergies will result to a large extent from the combination of central corporate functions such as purchasing, production, distribution, marketing, research, development, IT and general administration and related job reductions. In the case of such a comprehensive integration, the system of individual compensation applicable to a *de facto* group which is designed for compensation of individual, isolated disadvantages, reaches its limits.

An integration to this extent is only legally safe if the group is put on a contractual basis by concluding a domination agreement (so-called contractual group). The provisions on compensation in a specific case for disadvantageous transactions and measures initiated by the controlling company do not apply in the case of a contractual group. The controlling company may issue instructions to the dependent company to engage in measures and transactions in the interest of the controlling company, even if these are disadvantageous for the dependent company (§ 308 AktG) and the disadvantages cannot be quantified and compensated for in the respective financial year. Thus, the above described obstacles for a full integration of the Schwarz Pharma group and for the realization of the synergies connected with it are overcome by a valid domination agreement. Furthermore, the requirement for a report on the relations to the controlling shareholder ceases to exist because such is not required in a contractual group. The domination agreement is therefore a suitable legal tool for the integration of the Schwarz Pharma group into the UCB group which is also used by other enterprises in comparable situations and is provided for by law especially for this purpose.

As a result of the combination of the domination agreement with a profit transfer agreement, UCB SP GmbH has a claim for transfer of profits. Schwarz Pharma AG, in turn, receives a claim for compensation of losses as a result of the Domination and Profit Transfer Agreement in the event that an annual loss is incurred during the term of the Agreement. Thus, Schwarz Pharma AG must no longer obtain individual compensation for losses suffered by possible exercise of influence. Rather, Schwarz Pharma AG receives, independent of the exercise of influence issue, complete compensation for losses from UCB SP GmbH (§ 302 AktG).

The Agreement contains special protective mechanisms for the outside shareholders of Schwarz Pharma AG which are not available to them in a *de facto* group: At their choice, they may either claim an annually recurring guaranteed dividend or may sell their shares in Schwarz Pharma in light of the Agreement and claim adequate compensation from UCB SP GmbH (see explanations in Sections D I 4 and D I 5). The rights of the outside shareholders are additionally secured by a comfort letter of UCB S.A. (for more details see Section D I 7).

3. Tax Reasons

The combination of the domination agreement with a profit transfer agreement is intended to establish a tax group (*Organschaft*) between UCB SP GmbH and Schwarz Pharma AG for purposes of corporate income tax and trade tax.

The tax group for corporate income tax and trade tax purposes is established as of 1 January 2007 if the Domination and Profit Transfer Agreement takes effect by registration in the commercial register prior to the end of calendar year 2007. Should the Agreement be registered at a later date in the commercial register, the tax group for corporate income tax and trade tax purposes will only start at the beginning of the financial year in which registration occurs (cf. Section D I 2).

Upon the existence of the tax group, the taxation of income of Schwarz Pharma AG which is subject to taxation in Germany will no longer occur at the level of Schwarz Pharma AG. The positive or the negative income which is subject to tax is instead attributed to UCB SP GmbH and, thus, to UCB GmbH because UCB SP GmbH itself has entered into a profit transfer agreement with UCB GmbH. As a result, the income of Schwarz Pharma AG is, effectively, subject to taxation at the level of UCB GmbH. This allows for a direct offset of taxable results of Schwarz Pharma AG with the taxable results of UCB SP GmbH, UCB GmbH and other companies belonging to the tax group of UCB GmbH. Thereby, in particular, the costs of UCB SP GmbH to service its financial debt resulting from the takeover of Schwarz Pharma AG can be offset with the profits of Schwarz Pharma AG.

Furthermore, the conclusion of a domination and profit transfer agreement has a positive effect on the liquidity of the UCB group in so far as the transfer of profits by Schwarz Pharma AG to UCB SP GmbH under the Agreement is not subject to any withholding by capital income tax and the solidarity surcharge. If no profit transfer agreement were concluded, the withheld taxes would only be reimbursed in the context of the assessment of taxes of the shareholder or its tax group partner for corporate income tax after submitting the tax declarations. Furthermore, the profit transfer, other than a dividend of Schwarz Pharma AG, is not subject to the 5% fictitious prohibition on the deduction for expenses pursuant to § 8b (5) of the German Corporate Income Tax Act (*Körperschaftsteuergesetz*, "**KStG**").

II. Alternatives

Alternatives to the Domination and Profit Transfer Agreement were thoroughly examined by the Management Board of Schwarz Pharma AG and the Managing Directors of UCB SP GmbH. The result was that none of the examined alternatives is equally and sufficiently suitable to achieve the objectives described above. In particular, the following alternatives were considered:

1. Merger in the Form of a Legal Integration (*Eingliederung*) or Squeeze-out

A corporate group integration by way of a merger in the form of a legal integration (*Eingliederung*) pursuant to §§ 319 et seq. AktG is excluded simply by the fact that at the time this Report is executed, UCB SP GmbH does not own at least 95% of the share capital of Schwarz Pharma AG as is required for a merger in the form of a legal integration (§ 320 (1) AktG). Furthermore, a merger in the form of a legal integration would require UCB SP GmbH to be converted into a stock corporation (AG).

Due to the fact that at the time this Report is executed no company of the UCB group directly or indirectly holds at least 95% of the share capital of Schwarz Pharma AG, the exclusion of minority shareholders pursuant to §§ 327a et seq. AktG (so-called "corporate squeeze-out",) and pursuant to §§ 39a et seq. WpÜG (so-called "takeover squeeze out") are also precluded at this time. Furthermore, even in the case of sole ownership, without a domination and profit transfer agreement the described legal obstacles connected to a *de facto* group relationship (see above Section C I 2) would still exist.

2. Merger (*Verschmelzung*)

A merger (*Verschmelzung*) of UCB SP GmbH into Schwarz Pharma AG ("downstream merger") is ruled out as a structuring alternative, just as is a merger of Schwarz Pharma AG into UCB SP GmbH ("upstream merger").

The downstream merger of UCB SP GmbH into Schwarz Pharma AG is unsuitable as an alternative because UCB SP GmbH would cease to exist as an independent legal entity and, according to the predominant view, the profit transfer agreement between UCB SP

GmbH and UCB GmbH would cease to exist. Although such a measure would allow to offset the costs to service the financial debt resulting from the takeover of Schwarz Pharma AG with the profits of Schwarz Pharma AG, it would not eliminate the need for a domination and profit transfer agreement to implement the desired integration of the Schwarz Pharma group into the UCB group and to establish a tax group for corporate income tax and trade tax purposes with UCB GmbH and other companies belonging to the tax group of UCB GmbH.

The upstream merger of Schwarz Pharma AG into UCB SP GmbH is also not a suitable alternative. In this case, the shareholders of Schwarz Pharma AG would receive participations in UCB SP GmbH. If UCB SP GmbH is not converted into a stock corporation with a subsequent listing of its shares on the stock exchange before, this would result in a delisting of the shares in Schwarz Pharma AG from the stock exchange which would substantially affect the tradability of the shares in Schwarz Pharma AG and would therefore materially impair the interests of the outside shareholders. Moreover, pursuant to § 307 AktG, this kind of merger would terminate the profit transfer agreement between UCB SP GmbH and UCB GmbH. Furthermore, the merger would cause major costs because it would trigger real property transfer taxes due to the real property owned by Schwarz Pharma. Above all, however, this kind of merger would not eliminate the need for a domination and profit transfer agreement to implement the desired integration of the Schwarz Pharma group into the UCB group and to establish a tax group for corporate income tax and trade tax purposes.

3. Conversion (*Formwechsel*)

A conversion (*Formwechsel*), i.e. a transformation of the corporate form, of Schwarz Pharma AG into another corporate legal form or into a partnership is also not an appropriate alternative even though this alternative would legally be possible. The situation after a conversion, however, would remain that instructions issued in the interests of the group would have to be examined with regard to whether these are disadvantageous for Schwarz Pharma AG when viewed in an isolated manner. Thus, only the conclusion of a domination and profit transfer agreement provides a legally secure basis for the complete and quick implementation of instructions in the interests of the group. Furthermore, a conversion into a GmbH or a partnership would result in the delisting of Schwarz Pharma stock from the stock exchange which would affect the tradeability of Schwarz Pharma stock and therefore would have a substantially detrimental impact on the outside shareholders of Schwarz Pharma AG.

4. Conclusion of a Domination Agreement alone or Profit Transfer Agreement alone with UCB SP GmbH

The conclusion of a domination agreement alone (without profit transfer component) with UCB SP GmbH would be legally permissible. However, a domination agreement alone would not result in a tax group for corporate income tax and trade tax purposes. The tax advantages (see Section C I 3) would therefore not be achieved by an isolated domination agreement.

The conclusion of a profit transfer agreement alone (without domination component) would also be legally permissible. However, the conclusion of such an agreement would not provide a sufficient legal basis for the desired integration of the Schwarz Pharma group into the UCB group. As described, an integration as in the case of Schwarz Pharma AG is legally safe only if the corporate group is put on a contractual basis (see Section C I 2).

5. Conclusion of a Domination and Profit Transfer Agreement with UCB S.A. or any other UCB Group Company

To conclude a domination and profit transfer agreement with UCB S.A. or any other company of the UCB group is, finally, also not a viable alternative to the Agreement with UCB SP GmbH.

A domination and profit transfer agreement with UCB S.A. or UCB Finance NV, each being a foreign company, would be legally permissible under corporate law, but would not allow the establishment of a tax group for purposes of corporate income tax. As a result, it would not be possible to offset the taxable results of Schwarz Pharma AG with the taxable results of UCB SP GmbH and other companies belonging to the tax group of UCB GmbH as desired (see above Section C I 3).

A domination and profit transfer agreement with UCB GmbH would allow the described offsetting since UCB SP GmbH itself has entered into a profit transfer agreement with UCB GmbH. This structure, however, would ignore that UCB SP GmbH naturally qualifies as controlling party under a profit transfer agreement with Schwarz Pharma AG because it is the direct shareholder of Schwarz Pharma AG and was a bidder under the takeover offer for the shares in Schwarz Pharma AG. Furthermore, UCB SP GmbH is the entity of the UCB group that is responsible, in accordance with its company purpose (see above Section B III 2), for coordinating the integration of the Schwarz Pharma group into the UCB group.

III. Costs in connection with the Domination and Profit Transfer Agreement

The conclusion of the Domination and Profit Transfer Agreement involves non-recurring costs. Such costs arise especially with regard to the mandate of Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft ("**Ernst & Young**") as appraiser (see Section E), for the preparation of the contract audit report by the court-appointed auditor Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft (see Section F), for legal advice, and costs for preparing and conducting the general shareholders' meeting of Schwarz Pharma AG to the extent these costs exceed the costs that would usually arise for preparing and conducting an annual general shareholders' meeting of Schwarz Pharma AG. The costs for the preparation of the report of the appraiser and contract audit will be split between UCB SP GmbH and Schwarz Pharma AG. The costs for the preparation and conduct of the general shareholders' meeting will be borne by Schwarz Pharma AG. Aside from this, each party bears its own costs, including the costs of its attorneys. Schwarz Pharma AG anticipates the external costs which have to be borne by Schwarz Pharma AG will be in the range of approximately EUR 1.8 million.

D.
The Domination and Profit Transfer Agreement

I. Explanation of the Domination and Profit Transfer Agreement

In the following, the individual provisions of the Domination and Profit Transfer Agreement will be explained in detail.

1. Control (§ 1 of the Agreement)

§ 1 (1) of the Agreement contains the determinative provision in a domination agreement by which Schwarz Pharma AG, as the dependent company, submits the control of its company to UCB SP GmbH, as the controlling company. UCB SP GmbH is entitled to issue instructions to the Management Board of Schwarz Pharma AG with regard to the management of the company. This right to give instructions does not change the fact that Schwarz Pharma AG continues to be a separate legal entity with its own corporate bodies. Accordingly, the Management Board of Schwarz Pharma AG continues to be responsible for management and representation of the company (§ 1 (2) sentence 2 of the Agreement). To the extent that no instructions are issued, the Management Board of

Schwarz Pharma AG may and must manage the company and its business in its own responsibility.

The scope of the right to give instructions is determined according to § 308 AktG. The Management Board of Schwarz Pharma AG is required to comply with permissible instructions (§ 1 (2) sentence 1 of the Agreement). Pursuant to § 308 AktG, instructions may also be issued which are disadvantageous for Schwarz Pharma AG if the instructions serve the interests of UCB SP GmbH or companies affiliated with it and with Schwarz Pharma AG. Unless this is obviously not the case, the management must comply with such disadvantageous instructions. The Management Board, however, must not comply with impermissible instructions, e.g. those for which compliance would require violation of mandatory statutory provisions or regulations in the articles of association of Schwarz Pharma AG. Instructions that endanger the economic existence of Schwarz Pharma AG may not be issued under any circumstances.

A right to give instructions only exists vis-à-vis the Management Board, but not vis-à-vis the Supervisory Board or the general shareholders' meeting or any employee of Schwarz Pharma AG nor vis-à-vis the management or any employee of any subsidiary of Schwarz Pharma AG. If the Management Board of Schwarz Pharma AG is instructed to engage in a transaction requiring the consent of the Supervisory Board and if the Supervisory Board does not consent, the consent of the Supervisory Board can be replaced by repeating the instruction (§ 308 (3) AktG). The participation rights of the general shareholders' meeting of Schwarz Pharma AG are not affected by the Agreement.

An instruction must be issued in writing pursuant to § 1 (3) of the Agreement. In accordance with § 299 AktG, any instruction to change the Agreement, maintain it or terminate it cannot be issued under § 1 (1) sentence 3 of the Agreement.

2. Profit Transfer (§ 2 of the Agreement)

§ 2 (1) sentence 1 of the Agreement contains the provision which is determinative for a profit transfer agreement. Under this provision, Schwarz Pharma AG is obligated to transfer its entire profit to UCB SP GmbH during the term of the Agreement. The profit to be transferred is determined by § 2 (1) sentence 2 in compliance with the statutory provisions in § 301 AktG. The profit to be transferred, according to § 2 (1) sentence 2, is the annual net income without taking into account the profit transfer, reduced by any loss carry forward from the previous year and by the amount which must be allocated to the statutory reserve. The amount that must be allocated to the statutory reserve is defined in

§ 300 no. 1 AktG and depends on the amount of the share capital and the annual net income.

The amount to be transferred as profit is reduced pursuant to § 2 (2) sentence 1 of the Agreement if Schwarz Pharma AG allocates amounts from the annual net income, as calculated without the transfer of profit, to other profit reserves (*andere Gewinnrücklagen*) (§ 272 (3) of the German Commercial Code (*Handelsgesetzbuch*, "**HGB**")). The allocation to these other profit reserves is only recognized for tax purposes to the extent that it is economically justified by a sound commercial judgment (§ 14 (1) sentence 1 no. 4 of the German Corporation Tax Law, *Körperschaftsteuergesetz*, "**KStG**"). § 2 (2) sentence 1 of the Agreement takes this standard into account. UCB SP GmbH may demand under § 2 (2) sentence 2 of the Agreement that such other profit reserves established during the term of the Agreement shall be dissolved and transferred as profit (§ 301 sentence 2 AktG) or shall be used to compensate an annual net loss (§ 302 (1) AktG).

The Agreement provides in § 2 (2) sentence 3 that all other (*sonstige*) reserves as well as a profit carry forward which was established prior to the Agreement may not be transferred as profit or be used to compensate for an annual net loss. Such other reserves include all reserves as referred to by § 272 HGB, except for the other profit reserves established during the term of the Agreement. As a result, the statutory reserve, the reserves provided for in the articles of association, the reserves for own shares as well as the capital reserves are excluded from being transferred, irrespective of the time they were established. Non-transferable are also the other profit reserves which were established in the period prior to commencement of the Agreement.

§ 2 (3) of the Agreement determines that the obligation to transfer profit applies for the first time for the entire profit of the financial year in which the Agreement takes effect pursuant to § 6 (2) of the Agreement. Pursuant to such provision, the Agreement takes effect upon its registration in the commercial register at the registered office of Schwarz Pharma AG. If the registration occurs in the course of 2007, the obligation to transfer profits thus arises for the first time for the entire profit of the 2007 financial year of Schwarz Pharma AG.

The claim by UCB SP GmbH for transfer of profits arises at the end of each business year and shall be due for payment upon the approval (*Feststellung*) of the annual accounts of Schwarz Pharma AG. It shall bear interest, if any, according to applicable law.

3. **Assumption of Loss (§ 3 of the Agreement)**

§ 3 of the Agreement contains the obligation of UCB SP GmbH to compensate for any annual net loss incurred during the term of the Agreement without taking into account the existence of the obligation to compensate for the loss, in accordance with the statutory provision in § 302 (1) AktG. The obligation to compensate for losses does not exist to the extent that the annual net loss is compensated by dissolving other profit reserves established during the term of the Agreement.

The obligation to compensate for losses ensures that the balance sheet equity of Schwarz Pharma AG existing at the time the Agreement took effect is not reduced during the term of the Agreement. The purpose of this obligation is to secure the financial interests of Schwarz Pharma AG, its shareholders and its creditors during the term of the Agreement (see also Section D III).

§ 3 (2) of the Agreement clarifies by reference to § 6, (2) of the Agreement that the obligation to compensate for losses applies for the first time for the entire financial year in which the Agreement takes effect upon registration in the commercial register of the registered office of Schwarz Pharma AG. If the Agreement is registered in 2007, the obligation to assume losses thus starts for losses incurred in 2007.

According to federal case law, the claim of Schwarz Pharma AG for compensation for losses arises at the end of the financial year and becomes immediately due for payment. It shall bear interest according to applicable law.

4. **Guaranteed Dividend (§ 4 of the Agreement)**

As soon as the profit transfer obligation takes effect, thus, at in the event of a registration of the Agreement in 2007 with respect to the business year 2007 (see above, Section D I 2), Schwarz Pharma AG will, as a general rule, no longer show any balance sheet profit. At that time, the right of the shareholders of Schwarz Pharma AG to decide about the use of the resulting balance sheet profit will normally no longer apply. As compensation for the loss of the claim for a dividend, an obligation of UCB SP GmbH is provided for in § 4 of the Agreement to pay an adequate guaranteed dividend to the outside shareholders of Schwarz Pharma AG.

With respect to the guaranteed dividend, the following should be noted:

a) Type of Guaranteed Dividend

aa) Legal Framework

A domination and profit transfer agreement must provide for an adequate guaranteed dividend for the outside shareholders of the dependent company, i.e. Schwarz Pharma AG. The guaranteed dividend must consist of a recurring cash payment for each share of the outside shareholders (§ 304 (1) sentence 1 AktG). The German Stock Corporation Act (*Aktiengesetz*) distinguishes between two types of guaranteed dividend payments:

(i) Fixed Guaranteed Dividend

The guaranteed dividend may be granted in the form of an annual recurring payment of a fixed cash amount. If the agreement provides for a fixed guaranteed dividend, the guaranteed dividend must correspond to the amount which could be distributed for each share based on the past earnings situation of the dependent company and its future prospects for earnings, taking into account reasonable depreciation and value adjustments, but without the creation of other profit reserves, as an average share of the profits, i.e. as a profit which would be permitted to be distributed under commercial law.

(ii) Variable Guaranteed Dividend

If the other party to the domination and profit transfer agreement is a stock corporation or a limited partnership based on shares (*Kommanditgesellschaft auf Aktien*), a variable guaranteed dividend based on the profit of the other party may be granted alternatively. In this case, the guaranteed dividend must correspond to the share of profits which would accrue on a share in the controlling company on the basis of a reasonable conversion rate.

Even where a variable guaranteed payment is legally permitted as a general rule, the domination and profit transfer agreement is not required to provide for a fixed *and*, alternatively, a variable guaranteed dividend. In this case, the parties may instead decide on either one or the other form of guaranteed dividend.

bb) Reasons for Determining a Fixed Guaranteed Dividend

The Domination and Profit Transfer Agreement between Schwarz Pharma AG and UCB SP GmbH grants a fixed annual guaranteed dividend. This is primarily based on the following considerations:

(i) UCB SP GmbH is neither a stock corporation nor a limited partnership based on shares. A variable guaranteed dividend based on the profits of UCB SP GmbH, is, thus, not legally permissible without a prior transformation of UCB SP GmbH into a stock corporation.

(ii) A variable guaranteed dividend based on the profit of UCB S.A. as the parent company of UCB SP GmbH is not expressly allowed under the law. It is uncertain whether such a variable guaranteed dividend would be legally permissible. Furthermore, the amount of the guaranteed dividend would depend on the decision of the shareholders of UCB S.A. on the use of profits of UCB S.A. The outside shareholders of Schwarz Pharma AG have no influence on this decision. Furthermore, granting a variable guaranteed dividend based on the profits of UCB S.A. would require a valuation of UCB S.A. including all of its affiliates. This would have led to major additional costs and delayed the preparation of the Domination and Profit Transfer Agreement.

b) Determination of the Guaranteed Dividend as a Gross Payment

According to § 4 of the Agreement, UCB SP GmbH guarantees the outside shareholders of Schwarz Pharma AG a guaranteed dividend for the term of the Agreement of EUR 3.43 gross per no-par value share. The amount and the determination of the adequate guaranteed dividend are explained in more detail in Section E.

When determining the guaranteed dividend, the parties took into account the case law of the German Federal Court of Justice (*Bundesgerichtshof*) ("*Ytong*"-decision dated 21 July 2003, ref. II ZB 17/01). In this decision, the German Federal Court of Justice held that the agreement must describe the guaranteed dividend to be paid to the outside shareholders pursuant to § 304 (1) sentence 1, (2) sentence 1 AktG as a fixed amount – being the anticipated gross profit per share capable of being distributed – less the statutory corporate income tax burden, as applicable from time to time. This is supposed to ensure that any reduction of the rate of corporate income tax compared to the rate applicable on the effective date of the valuation does not result in an unjustified advantage to the other party at the costs of the outside shareholders. Reciprocally, this is also supposed to avoid an unjustified advantage for the outside shareholders at the costs of the other party as a result of a tax increase. These principles also apply to the solidarity surcharge, which is charged as a supplement of the corporate income tax.

The profits of Schwarz Pharma AG are only in part subject to German corporate income tax. Therefore, the deduction is only calculated on the gross amount contained in the guaranteed dividend of EUR 0.96 per no-par value share which is derived from the profits that are subject to German corporate income tax (plus solidarity surcharge). The portion of the profits that are subject to German corporate income tax has been determined on the basis of the planning of Schwarz Pharma AG. At the time of entering into the Domination and Profit Transfer Agreement and of the execution of this Report, the applicable German corporate income tax rate is 25% plus 5.5% solidarity surcharge, which leads to a deduction of EUR 0.25 per no-par value share. Together with the portion of the guaranteed dividend derived from profits which are not subject to German corporate income tax of EUR 2.47 per no-par value share, this results in a guaranteed dividend after corporate income tax and solidarity surcharge of EUR 3.18 per no-par value share for each complete financial year, according to the circumstances at the time of entering into the Domination and Profit Transfer Agreement and of the execution of this Report.

The mechanism for a possible adjustment of the guaranteed dividend in case of future changes in the tax rate is shown in the following example: If the corporate income tax rate, for example, is reduced by one percentage point (from 25% to 24%), the provision in § 4 (2) of the Agreement has the result that the deduction for corporate income tax and solidarity surcharge is reduced by an amount of approximately EUR 0.01 (1% plus 5.5% solidarity surcharge on that amount, in total 1.055% of the proportionate guaranteed dividend from the profits subject to German corporate income tax). This increases the net guaranteed dividend payment received by the outside shareholders from EUR 3.18 by the amount of EUR 0.01 to approximately EUR 3.19. On the other hand, an increase in corporate income tax by one percentage point would lead to a reduction of the net payment of the guaranteed dividend of EUR 3.18 to approximately EUR 3.17.

c) Further Explanations of § 4 of the Agreement

The guaranteed dividend is granted for the first time for the complete financial year of Schwarz Pharma AG in which the Agreement takes effect (§ 4 (3) sentence 1 of the Agreement). If it takes effect in 2007, the guaranteed dividend is granted for the year 2007. After the Agreement has taken effect, the outside shareholders have no claim for dividends except to the extent that the dividends come from reserves or a profit carried forward from the period prior to the Agreement and a distribution is resolved by the general shareholders' meeting of Schwarz Pharma AG.

If the Domination and Profit Transfer Agreement is terminated during the course of a financial year of Schwarz Pharma AG or if the guaranteed dividend payment is to be made for a financial year shorter than twelve months, the guaranteed dividend is reduced *pro rata temporis* (§ 4 (4) of the Agreement). This takes into account the fact that the fixed amount of the guaranteed dividend is calculated on the basis of a period of twelve months, thus, a full financial year.

§ 4 (5) provides at which time the guaranteed dividend becomes due. The guaranteed dividend to be paid by UCB SP GmbH is due in each case on the first banking day after the annual general shareholders' meeting of Schwarz Pharma AG for the respective preceding financial year.

§ 4 (6) sentence 1 of the Agreement determines the adjustment of the guaranteed dividend in the case of a capital increase using corporate funds. If new shares are issued in the case of a capital increase using corporate funds, the guaranteed dividend per share decreases in such a manner that the total amount of guaranteed dividend payments remains unchanged. Thus, in this case, the change in the number of shares held by an outside shareholder as a result of a capital increase using corporate funds does not affect the total amount of the guaranteed dividend to which this shareholder is entitled. This is appropriate because a capital increase using corporate funds, i.e. the change in booking by converting profit reserves or certain capital reserves into stated capital, does not have any influence on the value and the earnings position of the company, and because the new shares resulting from the capital increase using corporate funds are issued to the shareholders without any consideration. This also corresponds to the statutory provision in § 216 (3) AktG under which the commercial content of contractual relationships of the company with third parties is not affected by the capital increase using corporate funds. If no new shares are issued in the context of the capital increase using corporate funds, an adjustment of the guaranteed dividend is not required.

If the share capital of Schwarz Pharma AG is increased by cash contributions with granting a subscription right to the outside shareholders, the guaranteed dividend claim of outside shareholders also applies to the new shares in Schwarz Pharma AG resulting from the capital increase. § 4 (6) sentence 2 of the Agreement ensures in the case of such increases of the share capital of Schwarz Pharma AG not only that claims of the outside shareholders for guaranteed dividends remain unaffected, but also that new outside shareholders are treated equivalently.

§ 4 (7) of the Agreement serves the purpose of protecting the outside shareholders and treating them equally. If a shareholder of Schwarz Pharma AG asserts that the guaranteed dividend is too low, the shareholder may initiate an appraisal proceeding (*Spruchverfahren*) pursuant to §§ 1 et seq. of the respective act (*Spruchverfahrensgesetz*, "**SpruchG**") and apply for the determination of an adequate guaranteed dividend by the court. The provision in § 4 (7) of the Agreement grants all outside shareholders in the case of any such proceeding a claim for the supplement of the guaranteed dividend if the court determines a higher guaranteed dividend by a non-appealable decision. This also applies if UCB SP GmbH agrees to pay a higher guaranteed dividend vis-à-vis a shareholder of Schwarz Pharma AG in a settlement to avoid or settle proceedings under §§ 1 et seq. SpruchG. This claim also exists for those shareholders who have meanwhile accepted the compensation under § 5 of the Agreement. Furthermore, this claim exists regardless of whether the shareholder participated in any such proceeding (§ 13 sentence 2 SpruchG).

5. Compensation (§ 5 of the Agreement)

Aside from the obligation to pay a guaranteed dividend under § 304 AktG, the Agreement must also contain an obligation of UCB SP GmbH to acquire the shares of an outside shareholder of Schwarz Pharma AG upon demand for an adequate compensation to be set forth in the Agreement (§ 305 (1) AktG). Under the Agreement, UCB SP GmbH offers the shareholders of Schwarz Pharma AG to acquire their shares against a cash compensation in the amount of EUR 104.60 per no-par value share pursuant to § 305 (1) AktG.

a) Type of Compensation

aa) Legal Framework

As to the type of compensation, the German Stock Corporation Act (*Aktiengesetz*) distinguishes three cases:

(i) Compensation in Shares of the Other Party

If the other party to the Agreement is a stock corporation or limited partnership based on shares with its registered office in a member state of the European Union or in another contracting state to the Treaty on the European Economic Region which is not dependent or majority held, the contract must provide for granting own shares of this company as compensation (§ 305 (2) no. 1 AktG).

(ii) Choice between Cash Compensation and Compensation in Shares of the Controlling Company or the Company Holding the Majority of Shares in the Other Party

If the other party is a dependent or majority held stock corporation or limited partnership based on shares and the controlling company is a stock corporation or limited partnership based on shares with its registered office in a member state of the European Union or in another contracting state to the Treaty on the European Economic Region, the contract must provide for either granting shares in the controlling company or company holding the majority shares or for a cash contribution (§ 305 (2) no. 2 AktG). In that case, the domination and profit transfer agreement is not required to provide for both types of compensation. Instead, the parties can decide for one type of compensation or the other.

(iii) Cash Compensation

In all other cases, the contract must provide for a cash compensation (§ 305 (2) no. 3 AktG).

bb) Reasons for Granting a Cash Compensation

The Agreement provides that UCB SP GmbH is obligated to acquire upon demand the shares of any outside shareholder in Schwarz Pharma AG in exchange for a cash compensation (§ 305 (2) no. 3 AktG). Each outside shareholder in Schwarz Pharma AG wishing to make use of the compensation offer receives a cash contribution in the amount of EUR 104.60 per Schwarz Pharma share. The amount and the determination of the adequate cash compensation are explained and supported in more detail in section E.

The agreement to grant a cash consideration is primarily based on the following reasons:

(i) UCB SP GmbH is neither a stock corporation nor a limited partnership based on shares (*Kommanditgesellschaft auf Aktien*), but a limited liability company. Therefore, both § 305 (2) no. 1 and no. 2 AktG do not apply so that the parties are required by law to provide for a cash compensation (§ 305 (2) no. 3 AktG). Consequently, it is not possible for the parties to grant shares in UCB SP GmbH, UCP GmbH or UCB S.A. as compensation.

(ii) The compensation would also be in cash if § 305 (2) no. 2 AktG were to be applied to a limited liability company being the other party to the agreement even though the wording of this provision is limited to stock corporations and limited partnerships based on shares. § 305 (2) no. 2 AktG would entitle the parties to freely decide whether to grant shares in the dominating company or the company holding the majority shares, i.e. UCB S.A., as compensation or cash compensation. In that event, the parties would have granted cash compensation. The parties, however, see no basis for applying § 305 (2) no. 2 AktG analogously to a limited liability company because § 305 (2) no. 3 AktG applies to all cases not covered by § 305 (2) no. 1 and no. 2 AktG. § 305 (2) no. 3 AktG provides for cash compensation only.

(iii) § 305 (2) no. 2 AktG could only apply and shares in the dominating company or the company holding the majority shares, i.e. UCB S.A., could only be granted after UCB SP GmbH has first been converted into a stock corporation or a limited partnership based on shares. Such a conversion, however, would have caused additional effort and delay. Furthermore, there is no legal obligation to change the legal form of a company in the context of the conclusion of a domination and profit transfer agreement. In addition, the granting of shares in UCB S.A. would have required a valuation of UCB S.A. which would have caused substantial additional efforts and further delay in the preparation of the Domination and Profit Transfer Agreement.

For these reasons, the Managing Directors of UCB SP GmbH and the Management Board of Schwarz Pharma AG considered it appropriate to offer the outside shareholders cash compensation in the Domination and Profit Transfer Agreement.

b) Further Explanations on § 5 of the Agreement

The obligation of UCB SP GmbH to acquire the shares in Schwarz Pharma AG in exchange for compensation is subject to a time limitation under § 5 (2) of the Agreement. The time limitation ends two months after the date on which the registration of the Agreement in the commercial register at the registered office of Schwarz Pharma AG is publicly announced pursuant to § 10 HGB. To have a time limitation for the compensation offer is permitted under the German Stock Corporation Act (*Aktiengesetz*) and is customary. Providing for a two month period (§ 5 (2) sentence 2) corresponds to statutory law (§ 305 (4) sentence 2 AktG).

Pursuant to § 4 (1) SpruchG, the outside shareholders of Schwarz Pharma AG may apply for a court decision on the compensation to be granted, such application to be filed within a period of three months after the date on which the registration of the Agreement in the commercial register at the registered office of Schwarz Pharma AG is publicly announced pursuant to § 10 HGB. § 305 (4) sentence 3 AktG provides that, in the event a shareholder applies for a determination by a court of the guaranteed dividend or the compensation, the limitation period for accepting the compensation shall end not earlier than two months after the date on which the decision on the last decided application of a shareholder is publicly announced in the federal gazette (*Bundesanzeiger*). § 5 (2) sentence 3 of the Agreement clarifies that this statutory provision applies without any restrictions. Accordingly, if a court proceeding is initiated, the time limitation period to accept an offer of compensation ends two months after the date on which the decision on the last decided application of a shareholder is publicly announced pursuant to § 10 HGB.

The outside shareholders may decide to either sell their shares in Schwarz Pharma AG after registration of the Agreement in the commercial register in exchange for compensation and receive the offered compensation in exchange, or to continue to be shareholders in the company and receive the guaranteed dividend payment offered in § 4 (1) of the Agreement.

Under § 5 (3) of the Agreement, the acceptance of the compensation offer is free of charge for the outside shareholders of Schwarz Pharma AG. This ensures that the shareholders will not be burdened with expenses, commissions or other processing fees of the banks and that they receive the cash compensation without any reductions. However, this does not apply to taxes which accrue on any capital gains of a shareholder. These taxes must be borne by the respective shareholder. As to the tax effects for the shareholders of Schwarz Pharma AG, reference is made to Sections D IV and VI.

§ 5 (4) of the Agreement reflects the principles discussed above with regard to § 4 (6) of the Agreement in cases in which the share capital is increased using corporate funds or in exchange for contributions. Reference is made to the corresponding explanations (Section D I 4 c).

The intention of § 5 (5) of the Agreement is to protect and treat all outside shareholders equally. The provision grants all outside shareholders a claim for supplemental compensation in the event of any court proceedings under §§ 1 et seq. SpruchG if a court determines a higher compensation in a non-appealable decision or if UCB SP GmbH undertakes to pay a higher compensation in a settlement concluded in order to avoid or settle proceedings under §§ 1 et seq. SpruchG. This claim also exists if the shareholder has already received compensation, irrespective of whether the shareholder has participated in any court proceedings.

§ 6 of the Agreement contains the termination provision (see below, Section D I 6). If the Agreement is terminated by UCB SP GmbH, and if at that time the time limitation for accepting a compensation offer pursuant to § 5 (2) of the Agreement has already expired, each outside shareholder at that time is given the right pursuant to § 5 (6) of the Agreement to sell the Schwarz Pharma shares held at the time of termination to UCB SP GmbH. UCB SP GmbH is required to acquire shares from each shareholder exercising this right for EUR 104.60. This amount corresponds to the amount of the cash compensation offered under § 5 (1) of the Agreement.

The right to sell is intended to give shareholders who are still shareholders at the time the Agreement ends because it is terminated by UCB SP GmbH the option to sell their shares even though the time limitation period set by the Agreement for accepting the cash compensation has already expired. This provides additional protection to the shareholders who will opt to remain Schwarz Pharma shareholders and receive the guaranteed dividend. This protection, particularly, covers the event that UCB SP GmbH should terminate the Agreement under § 6 (4) sentence 2 as a consequence of having transferred its shareholding in Schwarz Pharma AG to another company of the UCB group (cf. below Section D I 6). This protection goes beyond the minimum content required by law.

The right to sell may be exercised within two months after registration of the termination of the Agreement in the commercial register of Schwarz Pharma AG has been publicly announced pursuant to § 10 HGB. The sale of shares under § 5 (6) of the Agreement is free of costs for the shareholders. The corresponding application of § 5 (4) takes into account possible increases of the share capital of Schwarz Pharma AG using corporate funds or in exchange for contributions.

As already stated, the above right to sell, however, applies only if the Agreement is terminated by UCB SP GmbH. It should be noted that the Agreement may not be terminated by either party without cause during the minimum term of the Agreement as set out in § 6 (3) sentence 2 of the Agreement (see Section D I 6).

6. Effectiveness and Term (§ 6 of the Agreement)

The Agreement requires the consent of the shareholders' meetings of both Schwarz Pharma AG and UCB SP GmbH in order to be valid. It is intended that the shareholders' meeting of UCB SP GmbH will approve the Agreement prior to the general shareholders' meeting of Schwarz Pharma AG which will resolve on the consent to the Agreement.

§ 6 (2) sentence 1 of the Agreement clarifies that the Agreement will only take effect upon registration of it in the commercial register at the registered office of Schwarz Pharma AG, which is in accordance with the statutory regulation in § 294 (2) AktG. This provision does not affect § 2 (3) of the Agreement under which the obligation to transfer profits first applies to the entire profit of the financial year in which the Agreement becomes effective. Neither does it affect the corresponding provision in § 3 (2) of the Agreement under which the obligation of UCB SP GmbH to compensate for losses first applies to the entire net loss of the financial year in which the Agreement takes effect.

The duration of the Agreement is not limited to a maximum term. Thus, the Agreement is entered into for an indefinite period. The Agreement may be terminated by either party by giving six months notice, effective at the end of the financial year which ends at least five calendar years after the beginning of the financial year in which the Agreement became effective. This ensures that the prerequisites for the desired tax group (*Organschaft*) are fulfilled since, pursuant to § 14 (1) sentence 1 no. 3 KStG, the Agreement must be entered into for at least five years. During this minimum term of the Agreement, the parties to the Agreement may not terminate the agreement without cause.

Furthermore, under § 6 (4) sentence 1 of the Agreement, the parties to the Agreement have the right to terminate the Agreement for cause (*wichtiger Grund*) - a right which cannot be excluded by contract - without having to comply with any notice period. Cause for termination exists where the party wishing to terminate the contract cannot be reasonably expected to continue the contractual relationship, taking all circumstances into account. For example, a deterioration of the assets or earnings position of the dependent company, i.e. Schwarz Pharma AG, could entitle the UCB SP GmbH as the controlling company to terminate the Agreement if the risks were no longer bearable for the controlling company and such company was not responsible for the situation. Schwarz Pharma AG could, for example, be entitled to terminate the Agreement if UCB SP GmbH were no longer able to fulfill its obligations arising under the Domination and Profit Transfer Agreement (assumption of losses, guaranteed dividend and compensation). In light of the comfort letter by UCB S.A. (see below Section D I 7), this is only conceivable if UCB S.A. could not provide UCB SP GmbH with the financial means to fulfill its obligations.

In particular, UCB SP GmbH is entitled to terminate the Agreement for cause if it no longer holds the majority of the voting rights of shares in Schwarz Pharma AG (§ 6 (4) sentence 2 of the Agreement). This provision applies, particularly, if UCB SP GmbH transfers its shareholding in Schwarz Pharma AG to a third party. It also applies if UCB SP GmbH no longer holds the majority of the voting rights in Schwarz Pharma AG as a consequence of a spin-off (*Ab- und Aufspaltung, Ausgliederung*) of UCB SP GmbH. Furthermore, the provision may be invoked if UCB SP GmbH transfers its shareholding, including by way of contribution (*Einbringung*), to another entity of the UCB group. Therefore, UCB SP GmbH, by way of an intra-group transfer of its shareholding, is able to set a reason for termination of the Agreement for cause, unless this would be an abuse of rights (*Rechtsmissbrauch*). In the event of a termination of the Agreement by UCB SP GmbH, however, the outside shareholders of Schwarz Pharma AG are entitled to sell their shares in Schwarz Pharma AG pursuant to § 5 (6) of the Agreement (see above Section D I 5 b).

A termination for cause does not affect the tax group status (see also § 14 (1) sentence 1 no. 3 KStG).

7. Comfort Letter (§ 7 of the Agreement)

§ 7 of the Agreement refers to the fact that UCB S.A., without joining the Agreement as a party, has issued a comfort letter as a separate legal instrument. The comfort letter is attached to the Agreement as an annex for information purposes. In this comfort letter UCB S.A. has irrevocably and without any restrictions guaranteed that UCB SP GmbH is managed and financially supported in such a manner that it is at all times in a position to timely perform all its obligations under or in connection with the Domination and Profit Transfer Agreement with Schwarz Pharma AG. Furthermore, UCB S.A. guarantees in the comfort letter vis-à-vis the outside shareholders of Schwarz Pharma AG irrevocably and without any restrictions that UCB SP GmbH will completely and timely fulfill all its obligations vis-à-vis the outside shareholders under the Agreement, especially to pay the guaranteed dividend under § 4 of the Agreement and the compensation under § 5 of the Agreement. This also applies to an increase, if any, of the guaranteed dividend or the compensation in an appraisal proceeding under the SpruchG. To that extent, the comfort letter grants the outside shareholders of Schwarz Pharma AG an individual claim (§ 328 (1) of the German Civil Code, *Bürgerliches Gesetzbuch*) against UCB S.A. in the situation that UCB SP GmbH does not comply with its obligations under the Agreement. The outside shareholders of Schwarz Pharma AG, thus, have additional protection which goes beyond the statutory required standard.

8. Severability Clause (§ 8 of the Agreement)

§ 8 of the Agreement (Severability Clause) is intended to secure the continued validity of the substantive content of the Agreement if certain provisions of the agreement should be, unexpectedly, void, inexecutable or fragmented either completely or in part.

II. Payment Process for the Cash Compensation and the Guaranteed Dividend

UCB SP GmbH will retain a major German bank as the central processing agent for the technical processing of payment of the cash compensation pursuant to § 5 of the Agreement. The shareholders of Schwarz Pharma AG who wish to accept the offer for compensation must instruct their securities account bank to sell their shares to the central processing agent for the purpose of receiving the cash compensation. The cash compensation will then be paid simultaneously in exchange for the due transfer of the Schwarz Pharma shares. The processing of the cash compensation is free of any costs and commissions for the shareholders of Schwarz Pharma AG (see above, Section D I 5 b). The cash compensation will be offered to all outside Schwarz Pharma shareholders, including those shareholders in the US. Holders of American Depositary Receipts (ADRs) would first need to surrender their ADRs for the underlying Schwarz Pharma shares in order to choose the compensation. Details on the processing will be announced without undue delay after registration of the Domination and Profit Transfer Agreement in the commercial register. In the US, the offer will be processed in accordance with US securities law.

The payment of the guaranteed dividend under § 4 of the Agreement is processed in the same manner as any other dividend payment in the past.

III. Legal Effects on the Outside Shareholders of Schwarz Pharma AG / Choice Between Guaranteed Dividend and Cash Compensation

The implementation of the Domination and Profit Transfer Agreement impairs on the rights of the outside shareholders of Schwarz Pharma AG (see the preceding explanations of the Agreement). The outside shareholders are economically compensated for this impairment by the guaranteed dividend and cash compensation as provided for in the Agreement. The cash compensation offsets the impairment of the control and financial rights flowing from membership in the company; the guaranteed dividend replaces the regular dividend. The outside shareholders have the choice between the guaranteed dividend and cash compensation (see also Section E).

Those shareholders choosing the compensation are entitled to transfer their Schwarz Pharma shares to UCB SP GmbH and will receive the compensation. Those shareholders selecting the guaranteed dividend will continue to be shareholders of Schwarz Pharma AG and will receive the guaranteed dividend annually. They continue to be entitled to participate in the general shareholders' meetings of Schwarz Pharma AG and to exercise their shareholder rights.

The shareholders of Schwarz Pharma AG do not lose the right to the compensation by the fact that they have already accepted guaranteed dividends. It may occur that the offer of compensation is accepted only after guaranteed dividends have already been paid, especially if the time limitation period for accepting this offer is extended according to § 305 (4) sentence 3 AktG because appraisal proceedings to determine the adequate compensation under the SpruchG have been initiated. In this situation, guaranteed dividends received will be set off against the claim for payment of interest on the cash compensation under § 305 (3) sentence 3 AktG. There will, however, be no set-off of received guaranteed dividends against the cash compensation itself. This corresponds to the statutory provisions, taking into account the case law of the German Federal Court of Justice (judgment dated 16 September 2002 – ref. no. II ZR 284/01).

The admission of Schwarz Pharma AG shares for trading on the stock exchange is not affected by the Domination and Profit Transfer Agreement taking effect. It cannot be excluded, however, that the larger part of the outside shareholders will accept the offer of compensation and that the free float of Schwarz Pharma shares will be further diminished. This may have the result that proper trading of Schwarz Pharma shares on the stock exchange is no longer guaranteed. The resulting lack of liquidity in Schwarz Pharma stock may lead to greater fluctuations in the price for Schwarz Pharma shares than in the past.

Finally, when choosing between compensation and guaranteed dividend, it must also be taken into account that UCB SP GmbH may also issue disadvantageous instructions to Schwarz Pharma AG under the Domination and Profit Transfer Agreement if such instructions serve the interests of the UCB group. Such disadvantageous instructions may have considerable negative effects on the assets and earnings situation of Schwarz Pharma AG which would continue to exist after a termination of the Domination Profit Transfer Agreement, notwithstanding the obligation of UCB SP GmbH to compensate for any losses.

It must also be considered that UCB SP GmbH, by way of a mere intra-group transfer of its shareholding, is able to set a reason for termination of the Agreement for cause, unless this would be an abuse of rights (*Rechtsmissbrauch*) (cf. above Section D I 6). If the Agreement ends as a result of termination by UCB SP GmbH, the outside shareholders are, however, entitled to sell their shares to UCB SP GmbH pursuant to § 5 (6) of the Agreement at the set compensation amount of EUR 104.60 which corresponds to the amount of the cash compensation offered under § 5 (1) of the Agreement (in detail see above Section D I 5 b).

IV. Tax Effects on the Outside Shareholders of Schwarz Pharma AG

1. General

The following part provides a brief summary of some important principles of taxation in German law which in the context of the Agreement may be relevant to the outside shareholders of Schwarz Pharma AG who are subject to unlimited tax liability in Germany.

The tax effects on shareholders of Schwarz Pharma AG who are subject to limited tax liability in Germany will not be dealt with in this chapter. These effects depend, *inter alia*, on the provisions of German tax law, tax law of the state of domicile of the respective shareholder as well as on regulations of any existing double taxation agreements.

In general, the explanations provided in the following are restricted to corporate income tax, solidarity surcharge, income tax, capital yield tax as well as trade tax arising in Germany and only focus on certain aspects of these taxes. This is based only on the current state of the law. For example, particular aspects of shares acquired in return for a tax privileged contribution under the terms of the German Tax Reorganization Act (*Umwandlungssteuergesetz*) as well as special rules for certain companies in the finance and insurance sectors will not be discussed.

No guarantee is given for the completeness and correctness of this presentation. With regard to the details of tax law and in cases of doubt, it is absolutely necessary to consult a tax advisor. Only such a professional is able to fully assess the particular tax situation of the individual shareholder.

2. Taxation of Guaranteed Dividend Payments to the Shareholders

a) Income and Corporate Income Tax

The guaranteed dividend payments under § 4 (1) of the Agreement for the relevant shareholders of Schwarz Pharma AG are subject to general rules on taxation of dividends. To begin with, the taxation of these payments depends on whether the respective shares belong to the personal or business assets of the relevant shareholder.

aa) Shares held as Personal Assets

In the case of individuals holding the shares as personal assets, generally half of the guaranteed dividend payment is regarded as income from capital assets which is subject to income tax (so-called "semi-income procedure"). In addition, the solidarity surcharge applies. Any costs incurred in connection with the guaranteed dividend payments ("income-related expenses") may only be deducted at a level of one half as a general rule.

bb) Shares held as Business Assets

In the case of shares held as business assets, the taxation of the guaranteed dividend depends on whether the shareholder is subject to corporate income tax, or whether the shareholder is an individual or a partnership.

(i) Shareholder is Subject to Corporate Income Tax

Guaranteed dividends, just as regular dividends, are, as a general rule, not subject to corporate income tax. 5% of the guaranteed dividend, however, is considered to be a non-deductible business expense and is, therefore, subject to corporate income tax (plus solidarity surcharge). Thus generally 95% of the guaranteed dividend is exempt from corporate income tax. Aside from this, business expenses which are in direct economic relation to the guaranteed dividends may be deducted in full.

(ii) Shareholder is an Individual

If the shares are held in the business assets of an individual, one half of the guaranteed dividend is deemed to be income from business for the purposes of income tax. Only one half of the business expenses which are in direct economic relation to the guaranteed dividend payments may be deducted.

(iii) Shareholder is a Partnership

If the shareholder is a partnership, income tax or corporate income tax (plus solidarity surcharge) is levied only at the level of the respective partner. The taxation generally follows the rules described under (i) and (ii) which would apply if the partner were a direct shareholder in Schwarz Pharma AG.

b) Trade Tax

If the shares are part of the business assets of a domestic commercial enterprise, the guaranteed dividend payments are, in the cases discussed under (i) through (iii), also fully subject to trade tax. In the case of an individual, any applicable trade tax – for a partnership pro rata – will be credited against personal income tax pursuant to a simplified procedure.

If, at the beginning of the relevant assessment period, a corporate body had a participation of at least 10% of the share capital of Schwarz Pharma AG (so-called intercorporate stockholding), the exemption of 95% of the guaranteed dividend described under a) bb) (i) applies to trade tax accordingly. In the case of individuals, the guaranteed dividends are completely exempt from trade tax based on this premise. If a partnership holds a corporate stockholding, the above-mentioned exemptions for trade tax would apply to the partnership in the proportion to which corporations or individuals participate in it.

c) Capital Gains Tax on Guaranteed Dividend Payments

As a general rule, Schwarz Pharma AG must withhold and pay (to the tax authorities) capital gains tax in the amount of 20% plus a solidarity surcharge of 5.5% of the capital gains tax, thus in total 21.1%. In the course of a tax assessment, the capital gains tax and the solidarity surcharge are credited against a shareholder's individual tax debt or reimbursed in the case of any excess.

In certain cases (for example on presentation of a certificate confirming an exemption from the tax office or a sufficient exemption from capital gains), shareholders may be paid the guaranteed dividend without deduction of capital gains tax and solidarity surcharge.

3. Taxation of Compensation Payments to the Shareholders

Under § 5 (1) of the Agreement, UCB SP GmbH offers cash compensation to those outside shareholders of Schwarz Pharma AG wishing to leave the company due to the conclusion of the Agreement, in the amount of EUR 104.60 for each no-par share in Schwarz Pharma AG. The transfer of shares to UCB SP GmbH in exchange for the receipt of the cash compensation constitutes a taxable sale for the outside shareholders of Schwarz Pharma AG.

A capital gain is realized if the cash compensation, less any disposition costs, exceeds the tax acquisition cost or the relevant shareholder's tax book value for the respective shares. If the cash compensation, less any disposition costs, is less than the cost of acquisition or the shareholder's book value for the share, a capital loss occurs.

Whether a capital gain or a capital loss may be asserted under tax law depends on whether before the disposition the share belonged to the personal or business assets of the relevant shareholder.

a) Shares held as Personal Assets

If the shareholder of Schwarz Pharma AG is an individual holding the share in his personal assets, half of the capital gain is subject to income tax (plus solidarity surcharge) if the transfer of the share to UCB SP GmbH takes place within one year after the acquisition or, after expiration of this period, if the shareholder had a direct or indirect participation of at least 1% in the capital of Schwarz Pharma AG during the five years preceding the transfer. If the shareholder acquired the shares without any consideration, the period of possession and the level of participation of his legal predecessor or, in the event of more than one transfer without any consideration, of the legal predecessors of the shareholder are taken into account. As a general rule, only one half of a capital loss may be deducted.

If the shareholder (or one of his legal predecessors) did not have a participation of at least 1% in Schwarz Pharma AG during the five years prior to the transfer of the shares and if the shareholder sells his shares within one year after their acquisition, a capital gain will be tax exempt if it does not exceed EUR 512 together with other profits from personal dispositions in the calendar year. In this case, a capital loss may only be set-off against profits from personal dispositions which occurred in the same calendar year, if necessary by way of loss carryback or loss carry forward.

b) Shares held as Business Assets

In the case of shares held as business assets of a shareholder of Schwarz Pharma AG, the taxation depends on whether the seller is subject to corporate income tax, or whether the seller is an individual or a partnership.

aa) Shareholder is Subject to Corporate Income Tax

A capital gain from the transfer of the shares is, as a general rule, exempt from corporate income tax and trade tax. 5% of the capital gain, however, is deemed to be a non-deductible business expense and is, therefore, subject to corporate income tax (plus solidarity surcharge) and, if the shares belong to the assets of a domestic commercial enterprise, to trade tax. As a result, 95% of any capital gain is generally tax exempt.

Capital losses and other reductions of profit in connection with the shares sold may not be deducted as business expenses.

bb) Shareholder is an Individual

One half of the capital gain from the transfer of shares is subject to income tax (plus solidarity surcharge) and, if the shares belong to the business assets of a domestic commercial enterprise, to trade tax. The trade tax is credited against the personal income tax of the shareholder according to a simplified procedure.

Half of the capital losses and any expenses incurred in economic relation to the sale may be deducted.

cc) Shareholder is a Partnership

A capital gain is subject to trade tax at the level of the partnership if the shares belong to the business assets of a domestic commercial enterprise; as a general rule, 95% of the capital gain is exempt from trade tax. To the extent that an individual is a partner in the partnership however, half of the capital gain is subject to trade tax. This is credited under a simplified procedure against the personal income tax of the partner.

Income tax or corporate income tax (plus solidarity surcharge) on the capital gain is only levied at the level of the respective partner of the partnership. Therefore, the taxation generally follows the rules for these taxes described under aa) and bb), which would apply if the partner was a direct shareholder of Schwarz Pharma AG.

V. Tax Effects of the Agreement on Schwarz Pharma AG

Provided that the other statutory preconditions for a tax group under corporate income tax and trade tax are fulfilled, the Domination and Profit Transfer Agreement between UCB SP GmbH and Schwarz Pharma AG has as a consequence that the profit of Schwarz Pharma AG prior to the profit transfer, but after deduction of the guaranteed dividend, is no longer subject to corporate income tax and trade tax at the level of Schwarz Pharma AG. With regard to the guaranteed dividend to be paid, Schwarz Pharma AG owes corporate income tax including the solidarity surcharge in accordance with § 16 of the German Corporate Tax Act (*Körperschaftssteuergesetz*) (the basis of assessment for the corporate income tax is 4/3 of the guaranteed dividend paid).

As a result of the integrated tax group, Schwarz Pharma AG is liable under § 73 of the German General Tax Code (*Abgabenordnung*) for those taxes of the company carrying the tax group to which the tax group is relevant for tax purposes. This liability also applies to claims for tax reimbursements.

VI. Reference to the 2008 Corporate Tax Reform

The governmental draft 2008 Corporate Tax Reform Act (*Regierungsentwurf*) (as of 14 March 2007) envisions the following significant changes for individuals holding shares of Schwarz Pharma AG as their personal or business assets:

In the case where shares are held as part of personal assets, the semi-income procedure is supposed to be abolished. In place, guaranteed dividends and capital gains, irrespective of how long a share has been held, shall be subject to a flat tax (*Abgeltungssteuer*) in the amount of 25% (plus solidarity surcharge of 5.5%) of the relevant gross proceeds less a saving's flat rate amount of EUR 801 or jointly EUR 1,602 in the case of husbands and wives. The deduction of actual income-related expenses is to be excluded. With this tax deduction, the income tax liability of the shareholder would be satisfied. However, the shareholder could request that in place of the flat taxation, guaranteed dividends and capital gains be subject to taxation under the general rules for the determination of income tax according to the tariff, if this results in lower income tax for him. In this case as well, the gross proceeds less the so-called saving's flat rate amount would be relevant for taxation and deduction of the actual income-related expenses would be excluded.

In the case of shares held as business assets, the above-mentioned principles, in particular the flat tax, would not apply. Different than up to now, not one-half of the guaranteed dividend or capital gain would be tax-free but rather only 40% thereof (so-called "part income procedure"). Correspondingly, business expenses which are in economic relation would be recognized for purposes of tax reduction not up to 50% but rather up to 60%. The capital gains tax rate to be applied in the future would be 25% instead of 20% as up to now (in each case plus solidarity surcharge).

According to the draft, the flat tax shall be applied to guaranteed dividend payments made after 31 December 2008 and to gains arising from the disposition of shares which were acquired after 31 December 2008. On the disposition of shares which were acquired before 1 January 2009, the semi-income procedure would continue to apply within the one-year time limit for personal dispositions.

The abolishment of the semi-income procedure in favour of a part income procedure is to take effect as of the 2009 assessment period.

It is not yet foreseeable to what extent the planned amendments in the law will come into effect.

E.
Explanation of the Amount of the Guaranteed Dividend pursuant to § 304 AktG and the Amount of the Compensation pursuant to § 305 AktG

I. Preamble

Pursuant to § 304 AktG, a domination and profit transfer agreement must provide for an adequate guaranteed dividend for the outside shareholders by way of a recurring cash payment (guaranteed dividend) for each share of the share capital. According to § 304 (2) sentence 1 AktG, the guaranteed dividend must at least assure annual payment of the amount which is expected to be distributed on each individual share as average profit share, according to the previous earnings position of the company and its future earnings capacity while taking into consideration an adequate depreciation and value adjustment but without creation of other profit reserves.

Pursuant to § 305 AktG, a domination and profit transfer agreement must also contain the obligation of the controlling company to, upon demand of an outside shareholder, acquire his shares in exchange for adequate compensation set out in the agreement. According to a judgment of the German Federal Constitutional Court (*Bundesverfassungsgericht*) of 27 April 1999 (BvR 1613/94), an existing stock exchange price must not be disregarded in determining the amount of the compensation under § 305 AktG. The stock exchange price is generally considered the lower limit when determining the compensation to offer the shareholder.

According to § 305 (3) sentence 2 AktG, the adequate compensation must take into consideration the circumstances of the company at the time the resolution regarding the agreement is adopted by the shareholders' meeting. This applies to the guaranteed dividend correspondingly.

To assist them in determination of the guaranteed dividend and compensation, the management board of Schwarz Pharma AG and the managing directors of UCB SP GmbH have together with UCB S.A. mandated Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft ("**Ernst & Young**") to provide an independent expert opinion on the business value of Schwarz Pharma AG as well as on the amount of the adequate guaranteed dividend for purposes of § 304 AktG and the amount of compensation for purposes of § 305 AktG.

On 22 March 2007, Ernst & Young presented its independent expert opinion on the determination of the business value of Schwarz Pharma AG as of 9 May 2007 (the "**Expert Opinion**").

In the Expert Opinion, issued as neutral expert for purposes of Standard S1 of the Institute of Public Auditors in Germany (*Institut der Wirtschaftsprüfer, IDW*), Ernst & Young comes to the conclusion that the adequate guaranteed dividend for purposes of § 304 AktG amounts to EUR 3.43 gross and currently EUR 3.18 net per no-par value share and the amount of the compensation for purposes of § 305 AktG amounts to EUR 93.10 per no-par share.

On 22 March 2007, the management board of Schwarz Pharma AG and the managing directors of UCB SP GmbH have by common consent determined the amounts ascertained by Ernst & Young as the adequate guaranteed dividend and the adequate compensation. In the following sections, the reasons and considerations of the parties which were relevant to the determination of the amounts of guaranteed dividend and the compensation are set out.

II. Calculation and Determination of the Adequate Guaranteed Dividend Pursuant to § 304 AktG

According to § 4 of the Agreement, UCB SP GmbH guarantees the outside shareholders of Schwarz Pharma AG a guaranteed dividend for the term of the Agreement of EUR 3.43 gross and currently EUR 3.18 net per no-par value share of Schwarz Pharma AG.

The reasons why the parties agreed on a fixed guaranteed dividend has already been set out in Section D I 4 a). According to the guidelines of case law of the German Federal Court of Justice (*Bundesgerichtshofs*) (*Ytong* decision of 21 July 2003, ref. II ZB 17/01), the parties agreed on a gross amount. In this regard, reference is made to the explanations in Section D I 4 b).

The management board of Schwarz Pharma AG and the managing directors of UCB SP GmbH have by common consent determined the amount of the guaranteed dividend on the basis of the findings in Ernst & Young's Expert Opinion of 22 March 2007, where Ernst & Young ascertained EUR 3.43 gross and currently EUR 3.18 net per no-par value share of Schwarz Pharma AG as an adequate guaranteed dividend. The guaranteed dividend was derived by Ernst & Young out of the business value of Schwarz Pharma AG ascertained as of 9 May 2007. The business value of Schwarz Pharma AG was ascertained by Ernst & Young by way of valuation of a business according to Standard S1 of the standards set out by the Institute of Public Auditors in Germany (**"IDW S1"**) for carrying out valuations of business enterprises. Ernst & Young conducted the work necessary for this between 17 January and 22 March 2007. For the benefit of the outside shareholders, 9 May 2007 was implied as the effective date of the valuation. It is intended that the general meeting of Schwarz Pharma AG, which is to adopt the Domination and Profit Transfer Agreement, be called for 8 May 2007 and continued on 9 May 2007 if necessary. Therefore, it cannot be ruled out, that the general meeting of Schwarz Pharma AG will only first resolve on the Domination and Profit Transfer Agreement on 9 May 2007.

In the Expert Opinion on the business value of Schwarz Pharma AG, Ernst & Young came to the conclusion that the objective business value of Schwarz Pharma AG as of 9 May 2007 according to IDW S1 amounts to EUR 3.4218 billion. The adequate guaranteed dividend in terms of § 304 AktG derived from this business value is, according to Ernst & Young's findings, currently EUR 3.18 net (EUR 3.43 gross) per no-par value share.

The management board of Schwarz Pharma AG and the managing directors of UCB SP GmbH fully adopt all of the contents of Ernst & Young's Expert Opinion on the business value and ascertainment of the adequate guaranteed dividend as their own and make it part of this Report. Ernst & Young's Expert Opinion dated 22 March 2007 is attached in full as an annex to this Report.

III. Calculation and Determination of the Amount of Adequate Compensation Pursuant to § 305 AktG

§ 5 of the Agreement provides that, upon demand of any outside shareholder of Schwarz Pharma AG, UCB SP GmbH is obliged to buy his shares in exchange for compensation in cash. Any outside shareholder of Schwarz Pharma AG accepting such cash compensation offer will receive cash compensation in the amount of EUR 104.60 for each Schwarz Pharma share.

The relevant reasons for the agreed type of compensation have already been discussed in Section D I 5 a).

1. Discounted Earnings Value (*Ertragswert*)

In its Expert Opinion, Ernst & Young came to the conclusion that the objective business value of Schwarz Pharma AG as of 9 May 2007 according to the discounted earnings method under IDW S1 totalled EUR 3.4218 billion. With 48,791,911 outstanding Schwarz Pharma no-par value shares (excluding treasury shares of Schwarz Pharma AG), this equals EUR 70.13 for every Schwarz Pharma no-par value share.

The management board of Schwarz Pharma AG and the managing directors of UCB SP GmbH fully adopt all of the contents of Ernst & Young's Expert Opinion on the business value and ascertainment of the appropriate compensation as their own and make it part of this Report. Ernst & Young's Expert Opinion dated 22 March 2007 is attached in full as an annex to this Report.

2. Stock Market Price Value (*Börsenwert*)

Deviating in this regard in favour of the outside shareholders from the Expert Opinion of Ernst & Young, the contracting parties are of the opinion that the amount of EUR 104.60 represents an adequate cash compensation for the outside Schwarz Pharma shareholders within in the meaning of § 305 AktG. The amount of EUR 104.60 equals the volume weighted average price of the shares between 21 December 2006 and (including) 21

March 2007 (Source: Bloomberg). The amount of EUR 104.60 exceeds the latest three-months average price of EUR 101.57 available on 22 March 2007, calculated by the German Federal Financial Supervisory Authority of the stock trading reported pursuant to § 9 of the German Securities Trading Act for the time period from 14 December 2006 to 14 March 2007 (inclusive) by EUR 3.03. Further this amount exceeds the discounted earnings value of Schwarz Pharma AG as calculated by Ernst & Young on the basis of IDW S1 and divided among the number of shares and is therefore authoritative for the determination of the adequate cash compensation.

The parties based their decision to determine the cash compensation to the amount of EUR 104.60 on the following considerations:

a) Average Stock Exchange Price

When considering the stock exchange price as required under the case law of the German Federal Constitutional Court and the German Federal Court of Justice, not the stock market price at one particular reference day, but a weighted three months average stock exchange price was employed. . This approach is supported by the legal principle as set out in § 5 (1) and (3) of the German Act on the Acquisition of Securities and on Takeovers Regulation providing that the weighted average of the domestic stock exchange prices shall be taken into account when determining the minimum price based on stock exchange prices.

b) Reference Period

According to the decision of the German Federal Court of Justice of 12 March 2001, the three-month period running up to the date of the shareholders' meeting shall be the relevant reference period. The decision was criticized by the prevailing part of the relevant juridical literature. In correspondence with the legislative opinion pursuant to Section § 5 (1) of the German Act on the Acquisition of Securities and on Takeovers Regulation on Offers, the prevailing literature is of the opinion that the relevant three-months reference period shall run up to the announcement of the group formation. The District Courts of Appeals (*Oberlandesgerichte*) ruled in favour of the opinion of the German Federal Court of Justice in several cases. However, in recent decisions several District Courts and Courts of Appeal dissented from the decision of the German Federal Court of Justice: In its decision of 16 February 2007 on the appropriate compensation following a squeeze out, the Stuttgart Court of Appeal followed the prevailing opinion in the legal literature and agreed that the reference period of three months prior to the announcement of the intended squeeze out shall be the relevant reference period. Due to the deviation from the court rulings of the German Federal Court of Justice and other Courts of Appeal, the Stuttgart Court of Appeal has submitted the case to the German Federal Court of Justice for a ruling. In the case of a transformation of company the Berlin Court of Appeal (*Kammergericht*) ruled in its decision of 16 October 2006, that the three-months reference period for the calculation of the average stock exchange price shall run up to the announcement of the measure and the details of the compensation, but not with the date of the shareholders' meeting.

If in conformance with the ruling of the German Federal Court the relevant reference period are the last three months prior to the shareholders' meeting, a final determination of the contractual compensation at the time of the signing of the Domination and Profit Transfer Agreement would not be possible in the case on hand. On the one hand, the Domination and Profit Transfer Agreement must be available for the inspection by the shareholders from the date the shareholders' meeting is called and, on the other hand, the shareholders' meeting is to be convoked at least 30 days prior to the day of the shareholders meeting. Already for this reason, the contractual parties were not able to base their decision on the cash compensation in the Domination and Profit Transfer Agreement on the three months average price ending at the date of the shareholders' meeting. In addition, the management board of Schwarz Pharma AG and the managing directors of UCB SP GmbH are of the opinion that the average three-months stock exchange price prior to the date of the shareholders' meeting is also not suitable for material reasons. The management board of Schwarz Pharma AG and the managing directors of UCB SP GmbH are both of the opinion, that the development of the stock exchange price is influenced by special factors since the announcement of the Domination and Profit Transfer Agreement on 11 January 2007: The average trading volume has significantly declined, after UCB SP GmbH acquired more than 87 percent of the share capital (excluding treasury shares). To the opinion of the management board of Schwarz Pharma AG and the managing directors of UCB SP GmbH it seems to be likely, that the stock exchange price is affected by speculations on the amount of the contractual compensation since 11 January 2007.

With the determination of the compensation made in this case, there is no need to decide whether the stock exchange price since 11 January 2007 must be regarded as an insufficient basis for the determination of the cash compensation following the rules and principles set out in § 5 (1) and (3) of the Offer Ordinance to the

German Act on the Acquisition of Securities and on Takeovers Regulation (*WpÜG AngebotsVO)*. At least after the announcement of the amount of the cash compensation on 22 March 2007, the stock exchange price is to be seen as an inappropriate basis for the determination of the cash compensation since from that date the stock market price is not based on the valuation of the company by the market, but mainly by the publication of the amount of the guaranteed dividend and the contractual compensation. After the announcement of the terms of the compensation it is not reasonable to believe that the stock market price may fall below the amount of the cash compensation, irrespective of any development of the company. The market valuation of Schwarz Pharma AG as it would be expected without the influence of any special factors at the stock exchanges is replaced by a valuation of the rights of the minority shareholders in connection with the contractual determinations of guaranteed dividends and compensation. Therefore the management board of Schwarz Pharma AG and the managing directors of UCB SP GmbH are convinced that the relevant three months reference period shall run up to the date the parties entered into the Domination and Profit Transfer Agreement. This was on 22 March 2007.

No objection can be based on constitutional grounds. The German Federal Constitutional Court expressly stated in its decision dated 29 November 2006 (1 BVR 704/03) that the German constitution does not constitute restriction on how the reference date or period shall be determined. The chamber has taken the view that from a constitutional view point the only relevant issue is that the civil courts when fixing the reference stock market price prevent the parties involved against manipulative malpractice by other parties. The chamber explained that the civil court can (for instance) elect a average stock market price in the forefront of the publication of the domination and profit transfer agreement.

Each Schwarz Pharma shareholder has the choice of accepting compensation and therefore no longer remaining a shareholder in Schwarz Pharma or accepting a guaranteed dividend and remaining a shareholder in Schwarz Pharma. This decision must be made by each Schwarz Pharma shareholder taking into account all circumstances including his individual circumstances and his personal forecast of the future value of Schwarz Pharma AG and the trade prices of Schwarz Pharma shares. Moreover, reference is made to the statements in Section D III.

F.
Audit of the Agreement

Upon joint application of the Management Board of Schwarz Pharma AG and the Managing Directors of UCB SP GmbH, the District Court (*Landgericht*) Düsseldorf appointed Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, as the joint expert auditor and appointed them by order dated 12 January 2007 (§§ 293b and 293c AktG). The expert auditor prepares a separate report about the results of his audit. The audit report, just as this Report, will be made available to the shareholders of Schwarz Pharma AG for review in accordance with the provisions under the German Stock Corporation Act (*Aktiengesetz*) as of the day of the convocation of the general shareholders' meeting of Schwarz Pharma AG which will vote on the Domination and Profit Transfer Agreement.

22 March 2007

UCB SP GmbH

The Managing Directors

(van den Dorpe)	(Missorten)
(Roelandt)	(Dr. Zimmermann)

Monheim, 22 March 2007

Schwarz Pharma Aktiengesellschaft

The Management Board

(Thielgen)

(Schneider)

(Möller)

(Prof. Dr. Löw-Friedrich)

(Baumann)

Annex

Annex 1: Independent expert opinion by Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft on the Determination of the Business Value of Schwarz Pharma Aktiengesellschaft as of 9 May 2007 dated 22 March 2007

Important Information

This Report contains forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance, or achievements of Schwarz Pharma or UCB, respectively, to be materially different from any future results, condition, performance, or achievements expressed or implied by such forward-looking statements. Important factors that could result in such differences include changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulations, exchange rate fluctuations and hiring and retention of employees.

The forward-looking statements contained in this Report represent the plans, expectations and beliefs of Schwarz Pharma and UCB, as the case may be, as of the date hereof. Schwarz Pharma and UCB anticipate that subsequent events and developments may cause these plans, expectations or beliefs to change. While Schwarz Pharma or UCB may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so unless required by law. These forward-looking statements should not be relied upon as representing the plans, expectations or beliefs of Schwarz Pharma or UCB as of any date subsequent to the date of this Report.

Expert Opinion

on the Determination of the Business Value of

Schwarz Pharma Aktiengesellschaft,
Monheim, Germany

as of May 9, 2007

Convenience Translation – German Version legally binding

TABLE OF CONTENTS

EXHIBITS

Exhibit 1: Investment Structure

Exhibit 2: Glossary

Exhibit 3: General Engagement Terms

ABBREVIATIONS

AG	German stock corporation
AktG	German Stock Corporation Act [Aktiengesetz]
API	Active pharmaceutical ingredient
AVWG	Law for the Economic Supply with Drugs [Arzneimittelversorgungs-Wirtschaftlichkeitsgesetz]
b	billion
BB	Betriebs-Berater (journal)
BGH	German Federal Court of Justice [Bundesgerichtshof]
BMS	Bristol-Myers Squibb
BU	Business unit(s)
BVerfG	German Federal Constitutional Court [Bundesverfassungsgericht]
CAGR	compound annual growth rate
CAPM	Capital Asset Pricing Model
CDAX	Composite DAX
CIS	Community of Independent States
COPD	Chronic obstructive pulmonary disease
DAX	German stock index
DB	Der Betrieb (journal)
DNP	Diabetic neuropathic pain

DPTA	Domination and profit and loss transfer agreement
EBIT	Earnings before interest and taxes
EBITDA	Earnings before interest, taxes, depreciation and amortization
EBT	Earnings before taxes
EMEA	European Medicines Agency
EStG	German Income Tax Law [Einkommensteuergesetz]
EU	European Union
EUR	Euro
EUR k	Thousands of euros
EUR m	Millions of euros
EY	Ernst & Young AG
FB	Finanz Betrieb (journal)
FDA	Food and Drug Administration
FTE	Full-time equivalent
GSK	GlaxoSmithKline
HGB	German Commercial Code [Handelsgesetzbuch]
HRB	Commercial register [Handelsregister] (Part B)
IAS	International Accounting Standards
IDW	Institute of Public Auditors in Germany [Institut der Wirtschaftsprüfer in Deutschland e.V.]

IDW S 1	IDW standard: "Principles for the Valuation of Business Enterprises"
IFRS	International Financial Reporting Standards
IND	Investigational New Drug Application
KStG	German Corporate Income Tax Act [Körperschaftsteuergesetz]
m	million
n/a	Not applicable
NCE	New chemical entity
NME	New molecular entity
OLG	Higher Regional Court [Oberlandesgericht]
OTC	Over the counter
R&D	Research and development
RE	Rest of Europe
RoW	Rest of World
RLS	Restless legs syndrome
SARs	Stock appreciation rights
USD	US-Dollar
VFA	Verband Forschender Arzneimittelhersteller e.V.
WPg	Die Wirtschaftsprüfung (journal)
WHO	World Health Organisation

Ernst & Young

WPO

German Law Regulating the Profession of Wirtschaftsprüfer [Wirtschaftsprüferordnung]

Convenience Translation – German Version legally binding

A. ENGAGEMENT AND EXECUTION OF ENGAGEMENT

The management board of Schwarz Pharma Aktiengesellschaft, Monheim, Germany (hereinafter also referred to as "SCHWARZ PHARMA AG" or the "Company") and the management of UCB SP GmbH, Monheim, Germany (hereinafter referred to as "UCB SP") jointly engaged us to issue an expert opinion on the business value of Schwarz Pharma Aktiengesellschaft, Monheim, as well as on the adequate amount of compensation in accordance with Sec. 305 AktG ["Aktiengesetz": German Stock Corporation Act] and an adequate guaranteed dividend in accordance with Sec. 304 AktG.

The reason for the engagement is the planned conclusion of a domination and profit transfer agreement (hereinafter also referred to as "DPTA") between SCHWARZ PHARMA AG and UCB SP GmbH pursuant to Sec. 291 AktG. A DPTA must provide for an adequate guarantee dividend in accordance with Sec. 304 AktG and adequate compensation in accordance with Sec. 305 AktG. For this purpose, an objective fair market value must be determined for the SCHWARZ PHARMA Group (hereinafter referred to as "SCHWARZ PHARMA").

Pursuant to Sec. 293 (1) AktG, to be effective, the DTPA requires the approval of the shareholder meeting of SCHWARZ PHARMA by way of a resolution. Pursuant to Sec. 305 (3) AktG, the valuation date is the date of the shareholder meeting at which a resolution is adopted on the conclusion of the DPTA.

We carried out our work from January 17 to March 22, 2007 on the business premises of SCHWARZ PHARMA in Monheim and at our office in Düsseldorf. In order to carry out our work, especially the following documentation was provided to us:

- Audited financial statements and consolidated financial statements as well as audit reports of SCHWARZ PHARMA AG for fiscal years 2004 to 2006 and its significant subsidiaries for fiscal years 2004 and 2005;
- Annual reports of SCHWARZ PHARMA AG for fiscal years 2004 to 2006;
- Final draft (including preliminary drafts) of the DPTA between UCB SP and SCHWARZ PHARMA AG;
- Articles of incorporation and bylaws (version dated January 12, 2007) and current excerpt from the commercial register for SCHWARZ PHARMA AG;

- Projected income statements, balance sheets and cash flow statements for SCHWARZ PHARMA for years 2007 to 2009, adopted by the management board in January 2007;

- Documentation of the strategic business analysis for 2006 to 2016 for SCHWARZ PHARMA;

- Documentation on the valuation of the pipeline projects;

- Documentation on the identification and quantification of synergies stemming from the takeover of SCHWARZ PHARMA by UCB SP.

The management board of SCHWARZ PHARMA AG and the general managers and senior executives of SCHWARZ PHARMA named by the management board willingly provided us with all requested information. The management board of SCHWARZ PHARMA AG provided us with a letter of representation stating that all information of significance for the preparation of this expert opinion was provided to us fully and correctly.

We examined the plausibility of the projected figures with the assistance of industry experts in discussions with the responsible employees. We did not perform our own audit procedures within the meaning of Secs. 316 et seq. HGB ["Handelsgesetzbuch": German Commercial Code]. These were not part of our engagement.

In performing our engagement, we observed the "Principles for the Valuation of Business Enterprises" pursuant to Standard S 1 of the Institute of Public Auditors in Germany ["Institut der Wirtschaftsprüfer": IDW] (IDW S 1), as amended on October 18, 2005. In accordance with these principles, we issued this expert opinion as an impartial expert.

The expert opinion is solely for information purposes and a basis for decision-making for our client in connection with the determination of adequate compensation in accordance with Sec. 305 AktG and an adequate guaranteed dividend in accordance with Sec. 304 AktG and may not be used for other purposes. This restriction on use does not apply to publications required in connection with the preparation and holding of the annual shareholder meeting or in connection with legal proceedings that could be taken against SCHWARZ PHARMA AG or UCB SP.

The General Engagement Terms for "Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften" [German Public Auditors and Public Audit Firms] as issued by the IDW on January 1, 2002, which are attached to this opinion, are applicable to this engagement and govern our responsibility and liability, including our relations with third parties. As such, the statutory liability regulations (especially Sec. 323 (2) HGB) limiting liability to EUR 1m or

EUR 4m apply to statutory audits. For services that are not part of a statutory audit, No. 9 (2) of the General Engagement Terms applies, which limits liability to EUR 4m or EUR 5m.

B. VALUATION PRINCIPLES AND METHODS

I. Preliminary Remark

The principles and methods applied in the case at hand are accepted in the current theory and practice of business valuation. They are reflected in IDW S 1, "Principles for the Valuation of Business Enterprises", which presents how auditors value business enterprises. These applied principles and methods are also recognized by the courts.

As a rule, for the purpose of business valuation, the IDW prescribes the standard IDW S 1 which deals mainly with the determination of an objective business value from the perspective of an impartial expert. The object is to determine a value that is not influenced by the individual value perceptions of the parties concerned. For IDW S 1, the perspective of the owner (as a private individual) is taken, not the perspective of a business enterprise as a shareholder.

Assuming the exclusive pursuit of financial objectives, the value of the business enterprise is determined solely by its ability to generate net earnings for its owners (IDW S 1, Sec. 4).

II. Discounted Earnings Value

The discounted earnings value is the present value of all future net earnings. A generally accepted valuation principle in theory, practice and in court rulings is that the discounted earnings value represents the theoretically correct value of a business enterprise.

The expectations of future net earnings are estimated based on the circumstances on the valuation date. The uncertainty surrounding future expectations poses the key problem for any business valuation. Extensive information must be obtained as a basis for analysis of the business enterprise in the past, present and future.

The starting point for the forecast and plausibility assessment of future net earnings is an analysis of the past performance of the business enterprise to be valued. The earnings actually generated in the past must be analyzed in light of historical market developments. Taking account of anticipated market developments, these earnings are adjusted for one-time and extraordinary, i.e. non-recurring, events.

Future net earnings are forecast based on an analysis of historical earnings. The probable net earnings trend can be more reliably forecast and more plausibly assessed for a shorter period of time in the near future than for subsequent years. In practice, two phases are generally assumed, with the first phase frequently comprising a period of three to five years.

However, the acquirer of a business enterprise generally plans to maintain his/her investment for a longer period. As the results for this more distant second phase cannot be forecast with sufficient probability, sustainable future earnings are determined on the basis of the projected earnings for the first phase and on analyses of the long-term business performance.

In determining the objective business value, the net cash flows from so-called false synergies must be considered, but only to the extent to which synergistic measures have already been taken or are documented in the business plan. False synergies are synergies that can be realized independently of the effects of the valuation occasion or that can be achieved with any number of partners.

Under IDW S 1, the value of a business enterprise is determined by the amount of net cash flows to the shareholder that are freely available to him/her. When calculating the net cash flows in the first phase, the current and future distribution policies of the business enterprise being valued must be taken into account. These are influenced by the level of equity, the tax situation, existing investment opportunities within the business enterprise and possibly also by restrictions on dividend distributions imposed by commercial law. Full distribution of the projected profit for the year can only be assumed if this is documented in the Company's business plan and is legally permissible. In the second phase, a typical distribution rate is assumed that is equivalent to the distribution rate of an alternative investment.

Net cash flows are also determined taking into account the income taxes of the business enterprise and the shareholder. For (German) corporations, trade tax, corporate income tax and the solidarity surcharge are deducted as income taxes at business enterprise level. This calculation must also take any anticipated tax savings due to tax loss carryforwards into account. For the sake of clarity, these amounts can also be stated separately from the discounted earnings value, with the financial savings and additional expenses as special values, which are then included in the total business value.

Personal income tax and the solidarity surcharge (and generally also church tax) must be included for the shareholder. Typical assumptions are made in determining the personal income tax charge for the shareholder, since the shareholder's specific tax situation is not known. In accordance with IDW Standard S 1, the future net earnings to be capitalized must be reduced by a typical income tax charge of 35%. In valuing German corporations, it should be remembered that distributions to shareholders are taxed under the so-called "half-income method". Shareholders are only taxed at their personal income tax rate on half of the dividend income.

The future net earnings remaining after deduction of income taxes are discounted back to the valuation date to determine the discounted earnings value. The underlying capitalization rate must be determined in accordance with the principles set forth in IDW S 1 on the basis of the return on an alternative investment with a similar risk profile.

In particular, capital market returns on equity investments (in the form of an equity portfolio) can be used as a basis for determining alternative returns. In accordance with IDW S 1 Sec. 126, these equity returns must be split into a base interest rate and a risk premium demanded by shareholders for the assumption of entrepreneurial risk. Capital market models such as the tax capital asset pricing model (tax CAPM (cf. IDW S 1 (6.2)) can be used to allocate returns.

III. Separately Valued Assets

The discounted earnings value determined as above only reflects the value of operating assets. The valuation must be supplemented if the business enterprise being valued has non-operating assets. Assets not related to the functional operation of the business which can therefore be disposed of must be considered separately from the valuation of the operating units in the amount of the net earnings from their individual sale, and included in the business value.

The released funds can be distributed to shareholders or reinvested, depending on the level of equity and the documented financial plans of the business enterprise. Any tax effects at business enterprise and shareholder level are to be taken into consideration.

IV. Cut-Off Date Principle and Relevant Cut-Off Date

Business values must be determined as of a certain date. The valuation date determines which net earnings are no longer taken into consideration as they have already accrued to the previous owners of the business enterprise, and from when anticipated or already realized net earnings are attributable to the future owners.

According to the German Federal Court of Justice ["Bundesgerichtshof": BGH], only information which has its roots in the period prior to the valuation date may be taken into account (cf. BGH, January 17, 1973, in: *Der Betrieb* 1973, p. 563). For this, it is insufficient if "looking back, any causal chain can be followed back to before the valuation date" (cf. Düsseldorf Higher Regional Court ["Oberlandesgericht": OLG], February 17, 1984, in: *Der Betrieb* 1984, p. 817). It must at least appear conceivable that the information that only subsequently came into the public domain had already been anticipated by certain individuals on the valuation date. In any case, it would be inappropriate to treat expectations as to the future development of net earnings as of the valuation date *ex post* as equivalent to later developments, since this would not take account of the uncertainty existing as of the valuation date (cf. Moxter, *Grundsätze ordnungsmäßiger Unternehmensbewertung*, 3rd Edition 1983, p. 169 f.).

The root theory also relates to tax court rulings to the extent that only current tax law can be applied to the valuation. Planned or draft bills cannot be applied. As insufficient details are available about future changes in tax legislation they do not have any impact on the determination of objective business values in accordance with IDW S 1. The IDW's Technical Committee for Business Valuation and Business Administration ["Fachausschuss für Unternehmensbewertung und Betriebswirtschaft": FAUB] is of the opinion that new tax legislation should only be taken into account for valuation dates on or after the date on which the reform of corporate taxation is granted approval by the *Bundesrat*, Germany's upper house of parliament.

The valuation as of the relevant valuation date must be based on current financial plans and take into account all relevant circumstances until completion of the valuation work.

V. Liquidation Value and Net Asset Value

Should it prove more advantageous to sell the assets of the business enterprise separately rather than to maintain a going concern, the sum of the net proceeds generated by the sale minus the sum of the costs incurred in liquidation - i.e. the liquidation value - is taken as the (minimum) business value.

There are no plans to break up SCHWARZ PHARMA. Nevertheless, we performed a rough calculation of the liquidation value; based on this calculation, we concluded that the business value of SCHWARZ PHARMA would exceed the liquidation value. Considering the potential costs incurred upon liquidation (e.g. social plans, selling costs), a liquidation involving the orderly wind-up of operating activities would result in values substantially lower than those under a going concern assumption.

The calculation of net asset value based on replacement costs gives the reconstruction value of the business enterprise which, due to the fact that intangible assets are generally not recognized fully by this process (e.g. value of the organization, position on the market), is only a partial reconstruction value. Only a few exceptions to this rule exist, e.g. if the best alternative use of capital would be to reconstruct the business enterprise. In the case at hand, the net asset value of the business enterprise is irrelevant and was therefore not calculated.

VI. Stock Market Price

In accordance with supreme court rulings, the calculation of business value in valuations performed on valuation occasions governed by the stock corporation law must always consider the business enterprise's stock market value, provided that the stock market price reflects the shares' fair market value (cf. German Federal Constitutional Court ["Bundesverfassungsgericht": BVerfG], decision dated April 27, 1999, in: *DB* 1999, p. 1696; WPg 1999, p. 780 f.). We have taken the court rulings on the stock market price into account in our valuation work. For details, we refer to our explanations in Section D.V.I. of this report.

C. DESCRIPTION OF THE VALUATION OBJECT

I. Legal Position of the Company

SCHWARZ PHARMA Aktiengesellschaft, Monheim, is registered in the Düsseldorf commercial register under HRB No. 45462.

SCHWARZ PHARMA's current articles of incorporation and bylaws are dated January 12, 2007. The financial year is the calendar year.

The Company's purpose is to manufacture, sell and trade in drugs and other pharmaceutical chemical and cosmetic products.

As of December 31, 2006, SCHWARZ PHARMA had more than 50 subsidiaries worldwide. Of significant importance are the wholly owned subsidiaries SCHWARZ PHARMA Deutschland GmbH, Monheim, SCHWARZ PHARMA Produktions GmbH, Monheim, SCHWARZ BIOSCIENCES GmbH, Monheim (hereinafter also referred to as "BioSciences"), SCHWARZ PHARMA Irland Ltd., Shannon, Ireland, and SCHWARZ PHARMA Holdings Inc., Wilmington, USA. Domination and profit and loss transfer agreements are in place with the abovementioned German subsidiaries.

For reporting and financial planning purposes, SCHWARZ PHARMA and its subsidiaries are presented as the SCHWARZ PHARMA Group in accordance with International Financial Reporting Standards (IFRSs). Companies which are insignificant from a group perspective are not included in the group of consolidated companies.

As of December 31, 2006, SCHWARZ PHARMA AG's capital stock was EUR 64,010,403.60, divided into 49,238,772 no-par shares. As of December 31, the Company held 463,070 treasury shares. Due to the exercise of stock options since January 1, 2007, the Company's capital stock had increased to EUR 64,031,475.30 by March 21, 2007 and is now divided into 49,254,981 no-par shares. The number of treasury shares was unchanged.

II. Economic Background

1. Business Activities and Organization

1.1 Value Chain in the Pharmaceuticals Industry

The value chain in the pharmaceutical industry covers the research and development of a new pharmaceutical, its clinical development and registration as well as the market launch and marketing of the drug:


Patent
Drug Discovery
Clinical Studies
Protected Market
Competitive Market
Target Research
Lead Identification
Lead Optimization
Pre-Clinical
PI
PII
PIII
Approval
Launch
Post Patent

In the **drug discovery process**, a potential target is identified where drugs interact and favorably influence the course of the disease. Thousands of compounds are screened as potential drug candidates for interaction with this target. Further investigations and optimization steps are required before lead candidates are identified. During development these compounds are first tested in **preclinical studies** using cell systems and animal models to evaluate effectiveness and safety. An investigational new drug (IND) application for clinical studies on humans is filed with the regulatory authorities for the most promising drug candidates. The **phase I** trials on approx. 10 to 100 healthy volunteers represent initial safety trials on a new medicine. Effectiveness, safety and dosage are evaluated for the first time in patients (approx. 100 to 500) in **phase II** trials. The statistical significance concerning effectiveness and side-effects characteristics are studied in **phase III** trials involving as many as several thousand voluntary patients. Clinical phase II and III studies are usually conducted with at least one control group to compare the effectiveness and safety of the drug candidate with a placebo and/or the standard therapy. A submission for registration is filed with the relevant regulatory authorities based on the positive results obtained in these clinical trials. The market approval permits a market launch and marketing of the innovative compound as a new therapeutic drug.

The development of a new medicine from discovery to market launch takes 8 to 12 years on average combined with high research and development costs. Patent protection provides exclusive marketing right to the patent owner for a limited period in return for bearing the significant risks associated with the development. Patent protection is normally granted for 20 years. As patents are often filed in the early stages of drug development and due to increasing development times (according to the VFA), research-based pharmaceutical companies retain an average of some ten years of effective patent protection for economic exploitation. During this time, products which have been successfully marketed have to cover the cost of developing future innovations, but also drug candidate failure. Once patent protection has expired, drugs with the same active ingredient, so-called generic drugs, can be manufactured and marketed. Manufacturers of generics have lower development costs and can therefore sell them at a lower price than the original drugs. As a result, patent-protected drugs are often developed further (different formulation, additional indications) as part of life cycle management in order to reap the maximum profit from their development.

1.2 Business Model

At the end of the nineties, SCHWARZ PHARMA embarked on a transformation to a company which clinically develops its own drug candidates. This process was driven by the resounding success of the generic drug Omeprazol in the United States and the decision to invest the resulting cash inflows in an in-house clinical development program. The strategy is to purchase or inlicense validated substances to establish them as innovative products in attractive markets once they have passed through the clinical development program.

SCHWARZ PHARMA's three drug candidates rotigotine, fesoterodine and lacosamide are the outcome of this successful transformation. The Company's future success will depend on the successful commercialization of these drugs. The first European approval was granted for rotigotine in February 2006. It is now available on the market in a transdermal patch form under the brand name Neupro for treating symptoms of Parkinson's patients in early and advanced stages of the disease.

The development pipeline (please see our comments below) reflects the life cycle management of the individual substances. Based on various parameters and with staggered development stages, the development of the drug candidates is pursued with the aim of obtaining maximum benefit from the life cycle of the future product and extending it as far as possible. In the future, SCHWARZ PHARMA will also continue to buy in licenses for interesting projects (validated substances, specific indications) as part of its business model.

1.3 Product Portfolio

The focus of SCHWARZ PHARMA's current product portfolio is on cardiovascular, gastro-intestinal, central nervous system and urological indications. Revenues in 2006 were as follows:


Indications
Cardio-vascular 41.3 %
Gastro-Intestinal 34.1 %
CNS 6.6%
Urology 3.2%
Others 14.8%
Regions
21.6 % Germany
29.6 % Other European countries
45.0 % USA
3.8 % Asia

Traditionally, cardiovascular and gastro-intestinal indications are the Company's main sources of revenue, with the core product Omeprazol accounting for 56 % of revenues in the gastro-intestinal segment. SCHWARZ PHARMA aims to boost future revenues for neurological and urological indications with the aid of its development projects.

In 2006, SCHWARZ PHARMA generated more than half of its overall revenues in Europe, with approx. 22% coming from the German market. It is also strong in the United States, where 45% of revenues were achieved. 4% of SCHWARZ PHARMA's revenues are generated in the Asian market.

Excluding the generic drug Omeprazol, based on revenues in 2006, approx. 44% of the top 20 products are patent protected and approx. 56% are "branded generics" sold in markets where they have to compete with products of generic manufacturers.

A distinction must be made between **base business**, which comprises the traditional product portfolio, and **NCE (new chemical entity) business**, consisting of candidates and products currently in the development pipeline.

1.4 Development Pipeline

The following chart illustrates the current status of SCHWARZ PHARMA's development pipeline:


Products in clinical development
Phase I
Phase II
Phase III
Approval
Launch
Parkinson's Disease (early stage)
USA
EU
Parkinson's Disease (advanced stage)
USA
EU
Overactive Bladder Syndrome
EU/USA
Partnered
Epilepsy (adjunctive therapy)
Diabetic Neuropathic Pain (DNP)
Restless Legs Syndrome (RLS)
Epilepsy (monotherapy)
RLS (nasal spray)
Fibromyalgia
Fibromyalgia
Osteoarthritis
Migraine Prophylaxis
Rotigotine
Fesoterodine
Lacosamide

In the course of life cycle management programs, the development of SCHWARZ PHARMA's three active substances (rotigotine, fesoterodine and lacosamide) is being focused on various parameters such as stage of illness, type of treatment, formulation and other indications. In the medium term, the development pipeline is therefore balanced, with a continuous flow of potential drug candidates.

1.4.1 Rotigotine

Rotigotine is a non-ergoline dopamine agonist, developed by SCHWARZ PHARMA as a transdermal patch formulation.

SCHWARZ PHARMA bought the global rights for the patch formulation of this drug candidate from Discovery Therapeutics Inc. (DTI) in 1998/1999, acquiring in July 2005 all future royalties in connection with rotigotine from Aderis Pharmaceuticals (formerly: DTI) in return for a one-off payment.

SCHWARZ PHARMA licensed the exclusive development and marketing rights to rotigotine in Japan to Otsuka Pharmaceutical in November 2002. The agreement for this region encompasses all indications and potential rights of use. The drug is currently in clinical phase II trials being conducted by the Japanese partner.

At present, SCHWARZ PHARMA is working on developing rotigotine to treat Parkinson's disease, restless legs syndrome and fibromyalgia.

Indication of Parkinson's Disease

Parkinson's disease is a neurodegenerative disease involving a dysfunction in the central nervous system. It is related to low levels of dopamine, a neurotransmitter in the central nervous system that is responsible for coordinating movement. As a result of this transmitter shortage, sufferers can no longer reliably control their movements. The disease progresses over time. The cause of the degeneration is not known, although both genetic and environmental factors are thought to trigger it.

Drug therapy aims to balance out the dopamine deficiency, thereby lessening the symptoms of the disease and maximizing patients' ability to cope with everyday life and their overall quality of life. Apart from drug treatments, surgical procedures (e.g. deep brain stimulation) are other therapeutic interventions.

In February 2006, SCHWARZ PHARMA was granted an approval for the patch Neupro (rotigotine transdermal system) by the European regulatory authority EMEA (European Medicines Agency) as a monotherapy for symptomatic early Parkinson's disease. This permits the market launch of Neupro in all 27 member states of the European Union, starting with Germany and the UK in March 2006, followed by a further ten countries, with others to come. At the beginning of 2007, SCHWARZ PHARMA also received EU approval for the extension of its registration for Neupro to cover symptomatic treatment in combination with levodopa, the current standard medication, for patients at an advanced stage of the disease.

For Neupro's market launch in the United States, a registration application (for use as a monotherapy in the early stages of Parkinson's) was also submitted to the FDA (Food and Drug Administration), the US regulatory authority, which at the end of February 2006 issued an approvable letter for Neupro. SCHWARZ PHARMA filed the required documents with the FDA in August 2006 and expects to receive approval in the second quarter of 2007.

In treatment, the transdermal patch is applied once a day and steadily releases the drug via the skin over a period of 24 hours. This produces a stable plasma level of rotigotine, thus allowing the continuous stimulation of dopamine receptors. Multi-center studies on patients at both early and advanced stages demonstrated the efficacy and safety of rotigotine. A promising receptor profile and a low potential for interactions with other drugs were observed. Its simple application as a once-daily patch could increase patient compliance and give Neupro the edge over other Parkinson's drugs.

Indication of Restless Legs Syndrome (RLS)

Restless legs syndrome (RLS) is a neurological disorder, also known as Wittmaack-Ekbom syndrome. Its symptoms are painful sensations, especially when at rest, and tingling in the legs with an urge to move them for relief. Particularly in the evening and at night, patients are unable to fall asleep and restful sleep becomes impossible. RLS is a chronic, slowly progredient disease. It is thought to be caused by a disruption of nerve metabolism (dopaminergic disruption combined with iron deficiency).

Following the successful phase II trial, SCHWARZ PHARMA also showed in two completed phase III trials that rotigotine as a transdermal patch also produces a clinically relevant and statistically significant improvement of symptoms in patients with RLS. Approval for Europe and US could, therefore, be applied for in the fourth quarter of 2007.

As part of the life cycle management for rotigotine, if approval is granted, this indication could enable a line extension.

A further application for rotigotine is administration in the form of a nasal spray. SCHWARZ PHARMA has already completed development of this formulation and is testing the nasal spray in clinical trials. Initial results from a phase IIa study show that rotigotine can also be suitable for this form of therapy. The clinical development plan is being drawn up.

1.4.2 Fesoterodine

Fesoterodine is an antimuscarinic agent for oral administration developed by SCHWARZ PHARMA. The substance and its active metabolite have been shown to have highly specific, non-receptor subtype-selective antimuscarinic activity. On the basis of this validated mode of action for treatment of bladder hyperactivity, SCHWARZ PHARMA has developed fesoterodine for the indication of bladder hyperactivity/urge incontinence.

In general terms, urinary incontinence refers to the loss of bladder control resulting from numerous causes, such as muscle weakness, pregnancy or urinary tract infection. A distinction is made between stress incontinence, urge incontinence, and mixed incontinence. Induced by the uncontrolled contraction of the detrusor muscle, bladder hyperactivity leads to increased urinary frequency and an urge to urinate which may be accompanied by episodes of incontinence (wetting). Women in particular suffer from severe symptoms associated with this condition.

Following successful phase I and II studies, SCHWARZ PHARMA started clinical phase III trials of fesoterodine in the fall of 2003 in the US, followed in spring 2004 by trials in Europe. Both studies delivered persuasive results on the primary variable "reduction of the urge to urinate" (Europe) and "reduction of the number of incontinence episodes" (US). With these results, in March 2006 SCHWARZ PHARMA filed an application for approval of fesoterodine for the treatment of bladder hyperactivity in the US and Europe. Having received a positive opinion from the EMEA, a registration for Europe is expected to be granted in 2007. An approval-related inspection of the production facilities in Shannon, Ireland, has to take place before approval can be granted by the FDA. Approval is expected in 2008.

At the end of May 2005, Pfizer sued SCHWARZ PHARMA for patent infringement in relation to fesoterodine. In April 2006, the two companies announced that SCHWARZ PHARMA's global exclusive rights to fesoterodine had passed to Pfizer. The agreement provides for an upfront payment of EUR 79.5m to SCHWARZ PHARMA as well as other milestone payments. In addition, SCHWARZ PHARMA will also receive, on the basis of a franchise model, a percentage of the revenues from the Pfizer product tolterodine (Detrol), which is considered to be the gold standard in bladder hyperactivity. This applies from the date fesoterodine is launched on the market. All legal disputes have been settled.

1.4.3 Lacosamide

Lacosamide, formerly known as harkoseride, SPM-927 or ADD234037, is a functionalized amino acid that can be used as an anticonvulsive. It acts as a receptor antagonist for which a novel dual action has been identified.

In December 1999, SCHWARZ PHARMA acquired global rights (excluding Japan) to develop and commercialize lacosamide for human application from Harris FRC Corporation. At that time, this substance was in clinical phase II trials on epilepsy patients. The acquisition entails milestone and royalty payments to Harris.

SCHWARZ PHARMA has already taken the development of lacosamide for the two indications of epilepsy and neuropathic pain in diabetes mellitus (DNP) as far as clinical phase III trials. In addition to the tablet form, a syrup and a formulation for intravenous application are being developed for the treatment of epilepsy. These will allow flexible dosages, e.g. for children or anaesthetized patients. Clinical development of the substance for the indications of fibromyalgia, osteoarthritis and migraine prophylaxis is not as advanced.

Indication of Epilepsy

Epilepsy is the generic term for a group of hereditary, traumatic or organic disorders whereby abnormal increased activity in the central nervous system lead to epileptic attacks. These can manifest themselves as sensory phenomena, motor activity, altered consciousness or inappropriate behavior. The condition is characterized by repeated attacks, accompanied by generalized seizures, limited non-generalized seizures, brief seizures or no seizures. During the course of the disorder, the type of seizure may change or vary. The medication used to treat epilepsy is a prophylactic and is mostly administered as a permanent therapy.

Based on an active IND (investigational new drug) application, the approval required to test drugs on human subjects during clinical trials, SCHWARZ PHARMA began its development program with lacosamide for oral administration as a combination therapy for adult epilepsy patients. Since then, two phase II (phase IIa and IIb) and two phase III (EU and US) studies have been initiated and successfully completed. Phase IIb, performed in Europe and in the US, has already been stamped as a pivotal study, i.e. a confirmatory and registration-relevant study and accepted by the authorities. Initial results of the phase II study have shown a clinically relevant and statistically significant improvement in both primary variables - reduction in partial epileptic seizures and a 50% response rate by epileptics to the treatment. The license application for lacosamide as a combination therapy in the indication "partial epileptic seizures with or without secondary generalization" is to be filed in Europe in the second quarter of 2007. It is anticipated that an application for approval in the US will be filed in the fourth quarter of 2007. The approval document will contain all three pharmaceutical forms (tablet, syrup, intravenous solution).

As shown in the clinical trials, lacosamide displays hardly any interactions with other drugs and is therefore suitable as an adjunctive therapy. As part of its life cycle management program, SCHWARZ PHARMA intends to extend the application of lacosamide for use as an adjunctive therapy for children (EU and US). In addition, the Company hopes to develop the compound as a monotherapy for newly diagnosed patients as well as patients suffering from generalized seizures in the US.

Indication of Diabetic Neuropathic Pain

Neuropathic pain is caused by the malfunction of the central or peripheral nervous system. In contrast to acute, "normal" pain, neuropathic pain does not correlate with an external cause and has no natural protective purpose because no obvious tissue damage is caused; hence it does not have any warning function. Due to the heterogeneous nature of neuropathic pain, this condition can be sub-divided. One form of the condition is neuropathic pain associated with diabetes mellitus. Diabetic neuropathies constitute a group of nerve disorders that are the consequence of a primary disease, diabetes mellitus. The neurological damage is the result of a chronically elevated blood sugar level.

SCHWARZ PHARMA is developing the drug candidate lacosamide to treat chronic pain caused by diabetic neuropathy. The clinical phase IIb/III trial conducted in the United States, which can be cited as a pivotal study, showed that a daily dosage of 400mg was statistically significant with regard to the primary variables and demonstrated a positive side-effect profile and yielded improvements in quality of life. In the phase III trial launched in Europe, the primary end point was not reached due to an unusually strong placebo effect in the last weeks of the trial. This primary end point is defined by the change in the base line value and the values in recent weeks with a constant concentration of the substance, measured using the Likert pain scale. The results are statistically significant if viewed over the whole treatment period. However, with a value of 0.0507, the results of the second phase III trial, this time in the US, were only marginally statistically significant (< 0.05). In mid-February 2007, SCHWARZ PHARMA published positive, statistically relevant results for another clinical phase III trial with a modified design. SCHWARZ PHARMA will prepare a registration dossier containing these aggregated results, to be filed in Europe in the third quarter of 2007. An application for approval with this dossier in the US is scheduled for the fourth quarter 2007.

Other Indications

As part of its life cycle management, SCHWARZ PHARMA is testing the drug candidates lacosamide and rotigotine for use in other areas of treatment, including the indication of **fibromyalgia.** The first phase II trial of lacosamide started in October 2006. The phase II trial of rotigotine is due to be launched in the near future. Fibromyalgia syndrome is a non-inflammatory pain syndrome which leads to chronic musculoskeletal pain. Pain can be exacerbated by cold, stress and physical strain.

Other options for lacosamide are in the indications of osteoarthritis and migraine prophylaxis. **Osteoarthritis** is an inflammation which spreads from bone to a joint. A **migraine** is described as a paroxysmal, often throbbing headache which occurs repeatedly and mostly on one side of the brain (hemicranial). There are two forms of treatment: acute (for migraine attacks) and prophylactic (as a preventive measure).

1.5 Organization

In accordance with the management reporting for business management purposes, SCHWARZ PHARMA is divided into the business units "SP Europe", "SP US/Asia", "SP BioSciences" and "SP Holding". However, external segment reporting in accordance with IFRSs is made in the primary segment reporting format for the segments "Germany", "Europe (excluding Germany)", "USA" and "Asia".

The **business unit "SP Europe"** comprises the production activities of the subsidiaries in Ireland and Germany and the sales activities of the subsidiaries in Germany, France, Italy, the UK, Spain, Poland, and Russia. Under the heading "Rest of Europe/Rest of World", it also includes sales to Austria, Hungary, Switzerland, Greece, Scandinavia, central and eastern Europe and exports via foreign partners (e.g. Turkey). Whereas APIs are produced in Shannon, Ireland, SCHWARZ PHARMA's solid drugs destined for the European market and for export are produced by the subsidiary in Germany.

The **business unit "SP US/Asia"** comprises holding activities in the United States, production activities in the US (subsidiary in Seymour, Indiana) and China (joint venture in Zhuhai, China), as well as sales activities in the US and Asia.

SCHWARZ PHARMA's research and development activities are organized under the auspices of the **business unit "SP BioSciences"**. The main centers are Monheim, Germany, Raleigh, USA (North Carolina) and Shannon, Ireland.

The **business unit "SP Holding"** comprises SCHWARZ PHARMA AG's holding and administrative functions, based in Monheim, Germany.

2. Market Conditions and Competition

2.1 Scoping the Relevant Market

The pharmaceutical market is, and always has been, a global growth market. There are still many diseases with unmet medical need. Innovative products, demographic change with generally aging populations, changes in private consumption patterns and a widespread desire to improve quality of life will continue to extend the market in the future. The increasing burdens on healthcare systems, regulatory cost-containment and generic penetration, however, will dampen growth in this market.

The flood of generic drugs in response to public saving will change the face of the pharmaceutical market because they can usually be sold at far lower prices than the original drugs. Research-based companies are addressing potential erosion in revenues and margins with life cycle management and the building of strong brands.

In 2006, the global pharmaceutical market was worth USD 555.5b[1]. Market growth, represented by a compound annual growth rate (CAGR) of 6.6% between 2002 and 2006, is declining, notching up only 4.9% in 2006. On the back of sweeping healthcare reforms in Europe, expiring patents for certain drugs, and the price-cuts in Japan which are usually carried out every two years, annual growth of 5.0% is forecast for 2007, followed by a similarly moderate CAGR of 4.8% until 2011.

The most important indications worldwide (in terms of revenues) are cardiovascular and central nervous system. While in Europe and the Asia-Pacific region, most revenues are generated with cardiovascular indications, drugs to treat diseases of the central nervous system constitute the largest market in the United States.

SCHWARZ PHARMA operates in four regional sub-markets, all of which have entirely different opportunities and risks. For segment reporting purposes pursuant in accordance with IAS 14, they are defined as the German, European (excluding Germany), American and Asian markets. International business accounted for 77.1% of group revenues in 2006. Overall, 45% came from the US, 51.2% from Europe and 3.8% from the Asia-Pacific region.

Germany

The German pharmaceutical market generated total revenues of USD 30.1b[2] in 2006, making it Europe's second largest market (after France). The CAGR between 2002 and 2006 was a mere 1.4%. Following the implementation of the German Law for the Economic Supply with Drugs ["Arzneimittelversorgungs-Wirtschaftlichkeitsgesetz": AVWG] on May 1, 2006, the growth rate fell further to only 0.8% last year. Slower growth of a CAGR of 1.1% is also expected in the years to come until 2011.

The most important, longer term changes introduced by the AWWG include a two-year freeze on prices for drugs paid for by the statutory health insurance funds, a 10% discount on all generic medicines (except for drugs whose prices are 30% below the reference price), the ban on rebates in kind, the introduction of a bonus-malus system, and the adjustment of reference

[1] Datamonitor, Global Pharmaceuticals, 12/2006: By definition, the pharmaceutical market only includes ethical drugs. It excludes consumer healthcare and self-medication products as well as veterinary healthcare. Market data are calculated based on manufacturers' prices.

[2] Datamonitor, Pharmaceuticals in Germany, 12/2006

price limits. What is more, patients can be exempted from co-payments on pharmaceuticals whose prices are 30% and more below the reference price. This exemption is designed to allow manufacturers of generics to capture market shares from original drug manufacturers whose branded products do not meet these price requirements.

Europe (excluding Germany)

With a volume of USD 125.4b[3] in 2006 and a 22.5% share of the global market, Europe (excluding Germany) is the second largest pharmaceutical market.

Its development in recent years has been shaped by healthcare reforms in France, the UK and Spain, associated with falling growth rates. The Italian market will also be hit harder in the future. On the other hand, the extension of the EU offers potential for growth.

With aggregate revenues of USD 30.9b[4], **France** succeeded Germany as Europe's largest pharmaceutical market in 2006. This position was achieved on the back of a high CAGR of 6% from 2002 to 2006. The drop in growth to 3.4% in 2006 reflects the extensive regulatory cuts also made in this country. Savings are being made by striking drugs off the reimbursement list, levying a special pharmaceuticals tax, cutting prices of generic drugs, and the stated aim of replacing 70% of original products with generics by the end of 2006. A CAGR of 3.8% is forecast for the French market until 2011.

Based on a 5.8% CAGR for the five-year period spanning 2002-2006, USD 20.9b[5] worth of revenues were generated with ethical pharmaceuticals in the **United Kingdom** in 2006. Growth fell from 9.0% in 2003 to 1.3% last year. A CAGR of 4.7% from 2007 to 2011 seems realistic for this market. As numerous insurance companies and authorities are involved in the British healthcare market, it is a fragmented market with many opinion leaders.

In **Italy**, the pharmaceutical market saw widely varying growth rates, averaging out at 2.4% per annum. In 2006, this market generated revenues of USD 23.6b.[6] On top of previously dictated price cuts, the Italian government prescribed more price cuts in 2006 in the form of a 5% rebate on all drugs reimbursed by the national healthcare system and a 0.6% discount on general manufacturers' prices. Numerous pricing and reimbursement instruments are applied by the government to limit increasing expenditures. In Italy, price-fixing and reimbursability are not governed by set standards, but are flexible and the result of intensive negotiations.

---

[3] Datamonitor, Pharmaceuticals in Europe, 12/2006
[4] Datamonitor, Pharmaceuticals in France, 12/2006
[5] Datamonitor, Pharmaceuticals in the United Kingdom, 12/2006
[6] Datamonitor, Pharmaceuticals in Italy, 12/2006

Pharmaceutical companies aim to achieve class A status for their drug so that it is reimbursed. A forecast up to 2011 predicts a moderate CAGR of 2.5%.

Growth in the pharmaceutical market in **Spain** in 2006 was at some 6%. In the third quarter of 2006, the Spanish government announced that it was introducing a new reference price system covering some 120 generic pharmaceuticals; it is due to become effective in March 2007. This measure is aimed at reducing prices for established drugs. For example, prices of certain groups of pharmaceuticals which have been on the market for more than 10 years will be reduced to the mean price of the three cheapest drugs in this group. Under these circumstances, future growth in the Spanish pharmaceutical market is forecast at less than 6%.

USA

With revenues of USD 260.8b[7] in 2006, the US pharmaceutical market accounts for 47% of the world market, making it the number one global market for pharmaceuticals. In the five-year period from 2002 to 2006, this market expanded at a CAGR of 7.4%. There are two key factors for this growth: on the one hand, the development of the market was restricted by the expiry of patents for a number of strong-selling products, on the other hand, growth was boosted by the Medicare Part D program. The latter provides Medicare beneficiaries, usually older people, with better access to medication. As this program is expected to have a continuing positive impact and expiring patents will have less of a negative impact, based on the 5.2% rise in 2006, steady growth with a CAGR of 5.0% is forecast until 2011.

Asia/Pacific

The Asia-Pacific pharmaceutical market grew by 3.6% in 2006, generating revenues of USD 102.7b.[8]

Over the last five years, a CAGR of 4.7% was calculated for this region. This moderate growth is due to the fact that the largest market, Japan, expanded only marginally in this period. However, this figure masks strong growth in the other smaller markets, e.g. in China. While Japan saw annual average growth of 1.9% in 2006 and revenues of USD 65.2b, the Chinese pharmaceutical market has been growing by an average of 17.3% each year, generating revenues of USD 12.6b in 2006. Following this trend, a CAGR of 4.9% is expected for Asia until 2011.

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[7] Datamonitor, Pharmaceuticals in the Unites States, 12/2006

[8] Datamonitor, Pharmaceuticals in Asia-Pacific, 12/2006: includes Australia, China, India, Japan, Singapore, South Korea and Taiwan.

2.2 Base Business

In fiscal year 2006, SCHWARZ PHARMA generated some 60 % of its revenues with its top 10 products from its base business.

At group level, the gastro-intestinal drugs Omeprazol, Glycolax and Rifun, the cardiovascular drugs Isoket (dinitrate), Elantan (mononitrate), Verelan PM, Prostavasin and Prova, and the asthma drug Atmadisc, were the main sources of revenue.

Gastro-intestinal Drugs

Omeprazol

The generic drug Omperazol is sold exclusively in the United States and was SCHWARZ PHARMA's most important product in 2006, generating revenues of EUR 191m. The drug is a proton pump inhibitor and is used in the treatment of gastroesophageal reflux disease and gastro-intestinal ulcers.

SCHWARZ PHARMA has a formulation patent which expires in 2018. However, as a further formulation patent on Omeprazol, which is held by AstraZeneca (Prilosec and Nexium) expires in October 2007, other generic drugs are expected to be launched, resulting in a drop in revenue.

Glycolax

Glycolax, which is also marketed exclusively in the US and which generated revenues of EUR 45m in 2006, is a non-patent laxative used to treat patients with obstipation. Following the entry of several competitors into the market with their generic products, revenues fell in 2006 against the prior year (down by EUR 7.5m).

Rifun

Rifun (contains pantoprazol) inhibits gastric acid and is used to treat gastro-intestinal inflammation and ulcers which are caused or worsened by gastric acid. In 2006, SCHWARZ PHARMA generated revenues of EUR 40m with the drug, which is marketed exclusively in Germany. However, government-dictated price reductions led to a drop in revenues of some EUR 12m compared with 2005.

Due to the change of control at SCHWARZ PHARMA, the manufacturer of the product, ALTANA Pharma AG, terminated the Rifun marketing agreement with effect from January 31, 2007. SCHWARZ PHARMA's German marketing company has therefore discontinued sales of Rifun.

Cardiovascular Drugs

Isoket

Isoket (contains isosorbide dinitrate) is used as a baseline therapy for angina pectoris and is sold as a branded non-patent product, especially in Germany, the CIS states and Asia. Isoket revenues came to EUR 50m in 2006.

Elantan/ Effox

In 2006, the Company generated total revenues of EUR 44m with mononitrates. Elantan is SCHWARZ PHARMA's most important isosorbide mononitrate and is marketed worldwide to treat coronary heart disease. Under the brand name Effox, the active ingredient is also sold in Poland where, despite competition from generics, it was the Company's most important drug, with revenues of EUR 8m.

Verela PM

The hypertension drug Verelan PM is sold exclusively in the United States, where it generated revenues of EUR 44m in 2006. A considerable fall in revenues and earnings is expected after patent protection expires in mid-2007.

Prostavasin

Prostavasin, used for therapy of serious peripheral arterial occlusive diseases, is an important source of revenue, especially in Germany, the CIS states, Italy and Austria (revenues 2006: EUR 43.5m). It is a branded non-patent product.

Provas

Provas, for treating high blood pressure, is available in five different dosages and marketed almost solely in Germany. Provas revenues came to approx. EUR 37m in 2006. The product was inlicensed from Novartis; it is patented in Europe until 2011.

Following UCB's involvement in SCHWARZ PHARMA (change of control), Novartis terminated its license agreement with SCHWARZ PHARMA. In its business plan, the Company expects the existing agreement to be continued.

Univasc/Uniretic

Univasc (moexipril) and Uniretic (moexipril HCTZ) are drugs used in the US to treat high blood pressure. In 2006, the products generated combined revenues of EUR 49m. A considerable fall in revenues and earnings is expected after patent protection expires in 2007.

Other

Atmadisc

Atmadisc, the bestselling product in Germany in 2006, with revenues of EUR 47m, combines the ingredients fluticasone and salmeterol and is used for long-term therapy of asthma and COPD. The product was licensed from GSK and is patent-protected until 2013.

Following UCB Group's involvement in SCHWARZ PHARMA (change of control), GSK terminated its Atmadisc license agreement with SCHWARZ PHARMA. However, GSK and SCHWARZ PHARMA are at an advanced stage of talks for its sale to be continued.

Apart from the drugs mentioned above, SCHWARZ PHARMA has a number of products which make significant contributions to revenue on a regional level. These include the iron deficiency product Ferro Sanol in Germany, the migraine drug Seglor and the gastro-intestinal drug Vogalene in France, as well as the cardiovascular drug Clivarina in Italy, all of which generated revenues of more than EUR 10m each in 2006.

2.3 NCE Business

Below is an explanation of the market conditions and competition for SCHWARZ PHARMA's candidates and products in the development pipeline.

Rotigotine

Indication of Parkinson's Disease

The World Health Organisation (WHO)[9] estimates that 5.2m people around the world suffer from Parkinson's disease. The first signs of the disease tend to appear in sufferers in their fifties or sixties. Due to demographic trends, it is therefore mainly industrialized countries that are affected. Accordingly, an estimated 1.4m[10] currently people suffer from the disease in the seven largest markets. The number of new cases per year (incidence) has been put at 4.5 to 19 per 100,000 citizens.

The use of medication depends on the age and mental state of the patient as well as on the severity of the disease. While patients in the early stages of the disease can be treated with a single drug, several drugs may be required at an advanced stage. Worldwide access to drugs is estimated at an average 61%.

The gold standard for treating the disease is currently a combination of levodopa (l-dopa), a precursor molecule of dopamine, and a dopa decarboxylase inhibitor (carbidopa or benserazide). Dopamine agonists, including rotigotine, are increasingly becoming the first choice. These well-established directly competitive products include pramipexole (Mirapex/Sifrol) by Boehringer Ingelheim and ropinirole (Requip) by GlaxoSmithKline (GSK). As part of the life cycle management of ropinirole, GSK is extending its product range by a new, 24-hour formulation ("Requip Modutab/XL") which is currently going through the approval procedure.

Other products fall into drug classes that extend the availability of dopamine and levodopa.

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[9] WHO, Neurological Disorders, Public Health Challenges, 2006

[10] Datamonitor, Stakeholder Opinions:Parkinson's Disease, 07/2006 The seven largest markets are: the US, France, Germany, Italy, Spain, the UK and Japan

Indication of Restless Legs Syndrome

Restless legs syndrome impairs the lives of 2.5 to 10.0%[11] of people around the world. Medically significant cases of RLS are those where frequently occurring symptoms per week are diagnosed. Around 14.9m people in the seven largest markets are affected by the syndrome. Medical treatment may become necessary for moderate to severe cases.

The treatment available for RLS includes a wide array of different drug groups ranging from dopaminergic substances and benzodiacepines to opioids and anti-convulsants. The use of dopaminergic substances, in particular, which are used to treat Parkinson's, led to a positive improvement in RLS symptoms, with the result that ropinirole ("Requip"/USA and "Adartrel"/EU) by GSK in the US and Europe and pramipexole by Boehringer Ingelheim in Europe are the only drugs that have so far been approved for RLS.

The growing awareness of this illness and the rising number of patients being treated offer a attractive prospects for a second generation of mediation.

Fesoterodine

Indication of bladder hyperactivity/urge incontinence

Incontinence is one of the most common illnesses in elderly people. The most predominant forms of the disorder are stress and urge incontinence, with the latter occurring most frequently in old age.

Estimates as to the number of incontinence and bladder hyperactivity sufferers vary, sometimes to a large extent. Rough estimates put the number of sufferers around the world at 50 to 200m. The number of people affected by this condition who do not seek medical advice is high. There is a mild, moderate and severe form of the disorder. The degree of treatment can vary according to the severity.

The most recognized drugs for treating bladder hyperactivity are anticholinergic substances, otherwise known as muscarinic receptor antagonists. By far the leader on this growing and increasingly competitive market is Pfizer's tolterodine (Detrol), likewise an antimuscarinic agent. However, when the patent expires in 2012, generics are expected to make an increased appearance on the market.

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[11] Datamonitor, Pipeline Insights:Parkinson's Disease and Restless Legs Syndrome, 08/2006

Tolterodine and fesoterodine will be in competition with a longer-acting version of the well-known muscarinic oxybutynin (Ditropan XL) by Johnson & Johnson, a traditional transdermally applied form of oxybutynine (Oxytrol, Watson), as well as with Sanctura (Pliva), Vesicare (Astella/GSK) and Enablex (Novartis), which were launched in 2004.

Lacosamide

Indication of Epilepsy

According to the WHO, around 50m[12] people are currently thought to suffer from epilepsy, 85% of whom live in developing countries. Some 6m[13] sufferers are said to come from the seven largest markets. Epileptic seizures occur mainly in very young and elderly people. The number of new cases per year (incidence) is around 2m. The incidence rate is put at 24 per 100,000 citizens in Europe and 53 per 100,000 in the US.

There are a large number of sufferers around the world who do not receive treatment. The most common reasons for this are the lack of diagnosis or that drugs cannot be made available. Due to the multi-factorial nature of epilepsy, there is also no medication that can control all types of seizure.

Different drugs are required for the various types of epilepsy. Around 60% of sufferers react to a single anti-epileptic agent and can be treated with one of five drugs approved for monotherapy. The remaining 40% of the patients develop what is known as refractory epilepsy, i.e. monotherapy using three or more tested anti-epileptic agents proved unsuccessful. These patients need a combination therapy consisting of two or more drugs. In the case of adjunctive treatment, a second drug is used in addition to the primary therapy. However, even this type of treatment does not work for 25% to 30% of epileptics. Common anti-epileptic agents are topiramate (Topamax) by Johnson & Johnson, lamotrigine (Lamictal) by GSK and Abbott's valproate (Depakote). Levetiracetame (Keppra) by UCB and pregabaline (Lyrica) by Pfizer, however, are gaining ground. Due to the success of Keppra, this drug is becoming the gold standard, setting the bar for new compounds such as lacosamide and other epilepsy candidates. In order to gain market share, future competitors will have to tap into the refractory epilepsy patient segment. Successful market penetration will be contingent on a high level of efficacy and an excellent side-effect profile.

[12] WHO, Neurological Disorders, Public Health Challenges, 2006

[13] Datamonitor, Pipeline Insight: Epilepsy, 10/2006: The seven most important markets are the United States, France. Germany, Italy, Spain, the UK, and Japan.

Indication of Diabetic Neuropathic Pain

Publications by the WHO show that around 45% to 75% of diabetics suffer from diabetic neuropathy. Approximately 10% of these people develop painful diabetic neuropathy. There are thought to be some 11m sufferers in industrial countries.

There are only five drugs worldwide that have so far been approved for treating neuropathic pain. Two of these agents were specifically approved by the FDA in the US for treating neuropathic pain associated with peripheral neuropathy caused by diabetes (DNP). These are Pfizer's pregabaline (Lyrica) and duloxetine (Cymbalta) by Eli Lilly. In Europe, these two products were awarded general market approval for the treatment of neuropathic pain and therefore have a broader scope of application. Both substances had previously been approved and marketed for use in treating depression and epilepsy. Despite the low number of approved drugs, the market can not be regarded as unserved. A large number of drugs from various classes, such as epilepsy drugs, anti-depressants, anti-convulsants, opioids and non-opioidal painkillers are used "off label" (i.e. they are not approved for this specific indication). Anti-epileptic drugs, for example, have been used for around 50 years to treat neuropathic pain. Similarities in the origins of this disorder as well as in the biochemical processes involved in both of these indications led to the use of this type of medication for neuropathic pain. A clear example of this is gabapentine (Neurontine) by Pfizer, which has never received approval in the US for treating diabetic neuropathy. The "off-label" use of this drug, however, means that this indication is the most common one to be treated with this medication. The expiry of the patent for gabapentine has led to an increasing number of cheaper generics competing on the market.

Most of the candidates currently in the development pipeline are not "new molecular entities" (NMEs) but rather substances that have already been approved for other indications and are to be developed further for this indication in order to extend the respective product life cycle.

3. Net Assets and Results of Operations

The **results of operations** of the SCHWARZ PHARMA Group for fiscal years 2004 to 2006 are as follows:

	2004 Actual EUR k	%	2005 Actual EUR k	%	2006 Actual EUR k	%
Revenues	946,647	*100.0*	990,572	*100.0*	1,000,375	*100.0*
Cost of sales	(326,928)	*(34.5)*	(317,938)	*(32.1)*	(325,781)	*(32.6)*
Gross profit	**619,719**	***65.5***	**672,634**	***67.9***	**674,594**	***67.4***
Marketing and selling expenses	(258,741)	*(27.3)*	(298,062)	*(30.1)*	(329,001)	*(32.9)*
General and administrative expenses	(89,319)	*(9.4)*	(108,247)	*(10.9)*	(178,651)	*(17.9)*
Research and development costs	(198,321)	*(20.9)*	(258,931)	*(26.1)*	(215,057)	*(21.5)*
Amortization of intangible assets	(30,052)	*(3.2)*	(26,476)	*(2.7)*	(26,256)	*(2.6)*
Other income/expenses	(27,486)	*(2.9)*	2,124	*0.2*	123,872	*12.4*
Operating result	**15,800**	***1.7***	**(16,958)**	***(1.7)***	**49,501**	***4.9***
Interest result	(2,336)	*(0.2)*	(1,131)	*(0.1)*	5,789	*0.6*
Investment income (equity method)	1,465	*0.2*	585	*0.1*	9	-
All other investment income	101	-	49	-	(8,687)	*(0.9)*
Earnings before income taxes	**15,030**	***1.6***	**(17,455)**	***(1.8)***	**46,612**	***4.7***
Income taxes	(15,753)	*(1.7)*	(36,002)	*(3.6)*	(33,533)	*(3.4)*
Loss/profit for the year	**(723)**	***(0.1)***	**(53,457)**	***(5.4)***	**13,079**	***1.3***
Minority interest in loss/profit	(112)	-	(626)	*(0.1)*	(714)	*(0.1)*
Consolidated loss/profit	**(835)**	***(0.1)***	**(54,083)**	***(5.5)***	**12,365**	***1.2***

The development of **operating income/loss** in 2005 and 2006 was influenced by a number of special effects as outlined below, which we describe in more detail in the presentation of operating income in Section D. II. 1.

The 4.6% **rise in revenues** in fiscal year 2005 was predominantly the result of significant growth recorded by the German companies in connection with the drugs Rifun, Atmadisc and Provas and gains in the US driven by the good sales performance of the drugs Glycolax and Univasc. In 2006, the overall rise in revenues amounted to a mere 1.0% in particular as revenues declined in Italy (product Folina was sold off in 2005) and in Spain (government dictated price cuts), although revenues continued to rise in the US.

The **cost of sales ratio** (cost of sales in relation to revenues) improved in fiscal year 2005 due to a better product mix boasting a greater percentage of high-yield products. The slight deterioration in fiscal year 2006 is partly attributable to the rise in personnel expenses following a one-time special bonus awarded by SCHWARZ PHARMA to all employees of the SCHWARZ PHARMA Group as part of the takeover by UCB. The expense from the one-time special bonus is neutralized in full in operating income, as shareholder, SCHWARZ

Vermögensverwaltung GmbH & Co. KG made a (lost) contribution of EUR 42.0m, which was recognized in other income/expenses.

In the US, the launch of the medication Niravam, the pre-launch campaign for Neupro, and promotion costs for Univasc/Uniretic led to higher **marketing and selling expenses** in fiscal year 2005. Marketing and sales-related personnel expenses also rose in 2005 due to an increase in staff at the US distribution companies and in Germany. The 2006 rise was primarily also triggered by an increase in personnel expenses, whereas marketing expenses, especially in the US, decreased. The rise in personnel expenses in 2006 is attributable to the prior-year increase in sales staff for neurology/CNS in the US, higher expenses for employee participation programs (stock appreciation rights or SARs) and to the special bonus paid to all employees.

The sharp increase in **general and administrative expenses** in 2006, as in the case of other functional costs (see above), is due to the increase in personnel expenses, which comprise higher expenses resulting from employees exercising their SARs as well as termination payments and the special bonus.

Research and development costs increased in fiscal year 2005, chiefly due to EUR 63.3m in expenses for the premature repurchase of future license payments from Aderis Pharmaceuticals Inc., USA, for the rotigotine project. Taking this special effect into account, research and development costs in 2006 were slightly above the prior-year level, particularly as a result of higher personnel expenses for employee participation programs and the special bonus paid to all employees as well the increase in average headcount by 88 employees (up 14.1%).

Effective April 12, 2006, an agreement granting global, exclusive rights for the compound fesoterodine was concluded between SCHWARZ PHARMA und Pfizer Inc., USA. As a result of this agreement, SCHWARZ PHARMA recognized milestone payments from Pfizer of EUR 89.8m in **other income/expenses**, particularly for the research and development costs incurred prior to concluding the agreement. Furthermore, other income/expenses in fiscal year 2006 mainly include the abovementioned contribution of EUR 42.0m toward funding the special bonus, as well as expenses resulting from revenue and profit-related compensation payments in connection with the marketing of Omeprazol.

The **interest result** improved by EUR 6.9m in fiscal year 2006 due to the repayment of external loan liabilities in 2005. Furthermore, the high level of cash and cash equivalents resulting from operating activities and the receipt of milestone payments led to a distinct increase in interest income in 2006.

The negative **investment income** recorded in fiscal year 2006 relates to the write-down of the carrying amount of Lipocine Inc., USA, of EUR 8.6m.

In 2005 and 2006, **income taxes** included current income taxes of EUR 66.3m and EUR 39.2m and income from deferred income taxes of EUR 30.3m and EUR 5.6m, respectively. Current income taxes in 2006 include SCHWARZ PHARMA's capitalized and discounted claim to the future payment of a corporate income tax credit of EUR 23.1m available in Germany for the first time as of December 31, 2006 due a change in the law. The high level of group taxes observed in the period under review are due to the fact that the profits, especially those generated in the US and Germany, are subject to relatively high tax rates, while the losses were mainly generated by countries with low tax rates, such as Ireland.

The **net assets** of the SCHWARZ PHARMA Group as of December 31, 2004, 2005 and 2006 are as follows:

	31.12.2004		31.12.2005		31.12.2006	
	EUR k	%	EUR k	%	EUR k	%
Cash and cash equivalents	184,424	19.5	206,009	21.9	277,084	25.8
Trade receivables	142,882	15.1	161,377	17.1	192,177	17.9
Inventories	83,698	8.9	87,270	9.3	96,872	9.0
All other receivables and assets	73,194	7.9	27,206	3.0	46,545	4.4
Current assets	**484,198**	**51.4**	**481,862**	**51.3**	**612,678**	**57.1**
Property, plant and equipment	152,901	16.2	164,309	17.5	180,713	16.8
Intangible assets	196,189	20.8	181,533	19.3	148,078	13.8
Equity investments (equity method)	737	0.1	128	-	-	-
Financial and other assets	26,887	2.8	20,405	2.2	37,408	3.5
Non-current assets	**376,714**	**39.9**	**366,375**	**39.0**	**366,199**	**34.1**
Deferred tax assets	**82,986**	**8.9**	**92,822**	**10.0**	**96,805**	**9.1**
TOTAL ASSETS	**943,898**	**100.0**	**941,059**	**100.0**	**1,075,682**	**100.0**
Current bank liabilities	93	-	13	-	13	-
Current portion of non-current bank liabilities	15,871	1.7	9,935	1.1	10,530	1.0
Trade payables	45,874	4.9	68,202	7.2	60,613	5.6
All other current liabilities	26,419	2.8	23,103	2.5	80,882	7.5
Current provisions	173,141	18.3	200,638	21.3	274,646	25.5
Current liabilities	**261,398**	**27.7**	**301,891**	**32.1**	**426,684**	**39.6**
Non-current bank liabilities	47,344	5.0	12,803	1.4	2,405	0.2
Provisions for pensions	22,921	2.4	23,437	2.5	24,139	2.2
All other non-current liabilities	4,539	0.5	7,310	0.8	4,290	0.4
Non-current provisions	60,033	6.4	55,202	5.9	52,915	4.9
Non-current liabilities	**134,837**	**14.3**	**98,752**	**10.6**	**83,749**	**7.7**
Deferred tax liabilities	**19,452**	**2.1**	-	-	-	-
Capital stock	60,235	6.4	60,926	6.5	64,010	6.0
Capital reserve	163,425	17.3	176,447	18.7	245,681	22.8
Consolidated profit and revenues reserves	373,252	39.5	309,997	32.9	313,078	29.1
Reserve pursuant to IAS 39	-	-	-	-	1,181	0.1
Treasury shares	(7,687)	(0.8)	(7,534)	(0.8)	(8,098)	(0.8)
Minority interests	815	0.1	1,441	0.2	2,155	0.2
Currency translation	(61,829)	(6.6)	(861)	(0.1)	(52,758)	(4.9)
Equity	**528,211**	**58.0**	**540,416**	**57.4**	**565,249**	**52.5**
TOTAL LIABILITES AND EQUITY	**943,898**	**100.0**	**941,059**	**100.0**	**1,075,682**	**100.0**

The EUR 71.1m rise in **cash and cash equivalents** in fiscal year 2006 to EUR 277.1m is chiefly attributable to the EUR 105.8m increase in cash flows from operating activities (including the special payments by Pfizer).

The increase in **trade receivables** is primarily the result of the revenue-related rise in receivables in the US, Germany and Eastern Europe.

The rise in **inventories** in fiscal year 2006 is due to increases in the volumes of raw materials and finished goods – mainly as a result of the launch of Neupro – and the rise in the level of merchandise attributable to increased export revenues.

Receivables of SCHWARZ PHARMA from employees for taxable benefits resulting from the exercise of stock options contributed to a rise in **all other receivables and assets** in 2006. The item also mainly includes tax receivables and receivables from license agreements.

The rise in **property, plant and equipment** during the period under review was predominantly attributable to the expansion (not yet completed) of the Irish production site to cater for the production of pipeline products. This was coupled with the first steps toward concentrating the bulk production of pharmaceuticals for Europe at the plant in Zwickau, Germany.

As of December 31, 2006, the main constituents of **intangible assets** were goodwill of EUR 42.2m and well as licenses and similar rights of EUR 96.5m. As write-downs and negative exchange rate effects outweighed additions, intangible assets decreased in the period under review.

The first-time capitalization of discounted corporate income tax credits of EUR 23.1m led to a rise in **financial and other assets** in fiscal year 2006. A counter effect resulted from the full write-off of the 10% stake in Lipocine Inc., Salt Lake City, USA. As of December 31, 2006, financial and other assets include corporate income tax credits and, in particular, fund units in connection with employee savings plans in the US.

Barring an amount of EUR 2.5m, deferred tax assets were recognized for all tax loss carryforwards as it is likely that these can be offset against taxable profits in the future. As of December 31, 2006, **deferred tax assets** contained tax assets for tax loss carryforwards of EUR 44.4m.

Due to scheduled repayments, **total bank liabilities** decreased considerably in the period under review to EUR 12.9m as of December 31, 2006.

All other current liabilities increased mainly as a result of wage tax liabilities – triggered by the exercise of stock appreciation rights and the payment of a special bonus in December 2006 – and liabilities to employees resulting from the exercise of employee participation programs following the takeover by UCB.

The rise in **current provisions** is chiefly attributable to the rise in provisions for taxes (December 31, 2006: EUR 93.5m). The latter was triggered by the year-on-year rise in earnings generated by the US companies and the full utilization of prior-year tax assets in 2005 due to the corporate restructuring in 2004. The tax provision also increased due to the positive result achieved by SCHWARZ PHARMA AG, the full utilization of the tax loss carryforwards, and the results of the tax audits conducted in Germany. As of December 31, 2006, current provisions also related in particular to personnel provisions and provisions for rebates and returns.

Provisions for pensions mainly relate to obligations arising from a pension plan for the German business units that was discontinued at the end of June 2000. The pension provisions were frozen from this date onward and the pension benefits outstanding paid upon fulfillment of the conditions of the pension plan. Effective July 1, 2000, the German subsidiaries of the SCHWARZ PHARMA Group introduced a new defined-contribution pension plan covering mostly all employees and for which no provisions have to be recognized.

As of the balance sheet date, **non-current provisions** relates in particular to personnel provisions and provisions for rebates and returns.

Mainly due to allocation amounts resulting from the employee participation programs and the conversion of 2,372,367 stock options as part of these programs, the **capital reserve** increased by EUR 69.2m to EUR 245.7m in fiscal year 2006.

Exchange rate changes – particularly the weak US dollar against the Euro – led to a reduction in equity of EUR 51.9m.

D. DETERMINATION OF THE BUSINESS VALUE

I. Methodology

1. Subject of Valuation

The entity being valued is SCHWARZ PHARMA AG.

SCHWARZ PHARMA AG was valued on the basis of its consolidated financial plans. We also took into account associated companies which were not budgeted for in the financial plans because they are not operational or are of minor significance , when determining the discounted earnings value.

Special values were also determined for free cash flow and non-operating real estate.

The business value of SCHWARZ PHARMA AG is the sum of the discounted earnings value plus the special values.

2. Valuation Date

The business value of SCHWARZ PHARMA was determined as of the valuation date of May 9, 2007. The annual shareholder meeting of SCHWARZ PHARMA AG is scheduled for May 8, 2007 and, if necessary, will be continued on May 9, 2007. As it is possible that the resolution authorizing approval of the DPTA will not be adopted until May 9, 2007, we have chosen May 9, 2007 as the valuation date so that the compounding period is longer, which is to the advantage of the minority shareholders.

January 1, 2007 was selected as the technical valuation date. The business value as of January 1, 2007 was compounded to May 9, 2007.

3. Basis for Valuation

The business value was determined in accordance with the principles for the valuation of business enterprises recognized in practice, in business administration and in court rulings, which are explained above in Section B of this report. According to these principles, the business value of SCHWARZ PHARMA was determined as the discounted earnings value.

The discounted earnings value is derived from forecasts of the Company's future development and net earnings. We based our calculations on the assumption that SCHWARZ PHARMA would continue as a going concern (going concern premise) and that it would continue to operate independently without restructuring operations, which would require the existence of a DPTA (stand-alone premise).

Our estimate of future earnings was based on management expectations reflected in both the consolidated business plan of SCHWARZ PHARMA for 2007 to 2009, the strategic business analysis for 2007 to 2016, and the scenario analyses for the major pipeline products.

4. Analysis of Past Results

We also tested the plausibility of the Company's projected figures. The test was based on an analysis of the Company's business performance and development of earnings for fiscal years 2004 to 2006, taking into account the prevailing market trends and the competitive situation in the pharmaceuticals industry. Expert adjustments to the historical income statement to eliminate one-time, non-recurring effects serve to test the plausibility of the projected figures against historical earnings strength. They do not affect the determination of the business value as this is based on future earnings. As a result, we only made adjustments to account for significant extraordinary effects.

5. Analysis of Planning

The projected figures comprise a projected income statement, balance sheet and cash flow statement for a period of three years. These are based on detailed projections of revenues, sales and contribution margins. Projections are also made for the cost of materials as well as for personnel, which, together with projections of other expenses, are summarized in a projected income statement for the Group. The planning process is performed using a mixed approach based on bottom-up projections for the business units, which, in the course of a number of meetings, are brought in line with group management's top-down requirements regarding critical success factors.

The projected earnings figures for 2007 to 2009 underlying our valuation were prepared in accordance with IFRSs and are therefore comparable with the IFRS consolidated financial statements for fiscal years 2004 to 2006. They are based on a business plan adopted by the management board at the end of January 2007.

The projected financial requirements are based on a simplified projected balance sheet which also takes account of planned investments and expected dividend payments.

The valuation procedure thus comprises an analysis of the medium-term outlook (phase I, 2007 to 2009) and an estimate of the long-term development of income and expenses (phase II). Special attention is paid to estimates as to the successful development and approval of new products, their potential sales volumes and the sales prices realizable given the competitive environment.

SCHWARZ PHARMA's projected figures do not take into account any synergies due to the group affiliation with UCB. The synergies from its de facto group relationship with UCB which can be realized by SCHWARZ PHARMA before the domination and profit transfer agreement takes effect have therefore been stated separately from the stand-alone plans (Cf. explanation of the planning adjustments in Section D.II.2.1). We have used the detailed documentation on the identification and quantification of synergies, developed by the Company for projects in different process stages from November 2006 to March 2007

In its financial plan, SCHWARZ PHARMA assumes that 50% of profits will be reinvested. As a reinvestment at the capitalization rate can be substituted by a notional direct attribution of the retained earnings to the shareholders with identical results, for the sake of convenience from fiscal year 2007 onward, retained earnings were treated as net cash flows to shareholders and not as net interest income.

SCHWARZ PHARMA based its projections of USD-denominated activities on a fixed exchange rate of 0.77 USD/EUR. We did not use the current (lower) USD/EUR forward rate to take account of the anticipated changes in the exchange rate.

6. Determination of Sustainable Future Earnings

The future development of pharmaceutical companies often depends on a few pipeline products. As such, the business value is mainly derived from sustainable future earnings, i.e. the earnings from the second planning phase following on from the medium-term business plan.

The determination of sustainable future earnings is thus the focus of the valuation work. Here, a distinction is made between products already on the market (base business) and candidates still in the development pipeline (NCE business).

We based our projections of expected revenues and contribution margins for products already on the market on the patent and competitive situation and on typical product life cycles. We also relied on the Company's historical figures as well as the findings of international studies on the life cycles of drugs.

In practice, future expectations regarding development candidates are significantly priced into transactions involving pharmaceutical companies. However, due to the lack of historical data, estimates of future earnings from these new products also involve considerable uncertainties.

In order to estimate the revenues and contribution margins for the development candidates of SCHWARZ PHARMA, we set up a forecast model based on the Company's strategic business analysis up to 2016 and its pipeline project valuations.

Our forecast model shows all key development candidates in various scenarios. The scenarios vary in terms of the success risk of the development candidates, i.e. the risk of actually bringing the products to market, and also the contribution margins realizable following market launch. To account for the market launch risk, we calculated an estimated probability of success for each of the various stages of the development and licensing process. The estimate is based on the Company's expectations and also on probability figures typical for the industry. We accounted for the risk associated with attaining the desired contribution margins using scenarios weighted according to the probability of success.

We accounted for the expected fall in revenues due to the launch of generics by competitors once the patent expires by applying a typical volume and price discount over the life cycle of each product.

Finally, we translated the forecast, allowing for a presumed sustainable growth rate, into a present value-equivalent income statement for the year 2010 and thereafter; this represents the sustainable earnings for valuation purposes.

II. Determination of Expected Net Distributions

1. Operating Result

The following table shows the projected income statements of the SCHWARZ PHARMA Group for fiscal years 2007 to 2009, the estimate of future distributable cash flows and the adjusted results for fiscal years 2005 and 2006:

	Actual 2005 EUR k	Actual 2006 EUR k	Plan 2007 EUR k	Plan 2008 EUR k	Plan 2009 EUR k	2010ff. EUR k
Revenues	990,572	1,000,375	850,507	841,234	900,128	1,662,839
Cost of sales	(317,598)	(313,834)	(300,649)	(278,296)	(261,428)	(569,622)
Gross profit	**672,974**	**686,541**	**549,858**	**562,938**	**638,700**	**1,093,217**
in % of revenues	67.9%	68.6%	64.7%	66.9%	71.0%	65.7%
Marketing and selling expenses	(296,895)	(299,254)	(281,020)	(281,179)	(341,380)	(414,501)
in % of revenues	(30.0%)	(29.9%)	(33.0%)	(33.4%)	(37.9%)	(24.9%)
General and administrative expenses	(105,071)	(116,339)	(117,944)	(110,790)	(113,481)	(107,948)
in % of revenues	(10.6%)	(11.6%)	(13.9%)	(13.2%)	(12.6%)	(6.5%)
Research and development costs	(257,859)	(199,793)	(203,752)	(219,044)	(234,079)	(256,359)
in % of revenues	(26.0%)	(20.0%)	(24.0%)	(26.0%)	(26.0%)	(15.4%)
Amortization of intangible assets	(26,476)	(26,256)	(25,228)	(23,857)	(16,111)	(8,762)
in % of revenues	(2.7%)	(2.6%)	(3.0%)	(2.8%)	(1.8%)	(0.5%)
Other income/expenses	(2,681)	94,862	132,977	130,159	207,620	(8,727)
in % of revenues	(0.3%)	9.5%	15.6%	15.5%	23.1%	(0.5%)
Operating result after adjustments	**(16,008)**	**139,761**	**54,891**	**58,227**	**141,269**	**296,920**
in % of revenues	(1.6%)	14.0%	6.5%	6.9%	15.7%	17.9%
Adjustments	(950)	(90,260)				
Operating result as of consolidated accounts	**(16,958)**	**49,501**				

The development of the operating result in the comparative years 2005 and 2006 was influenced by the following effects, which we eliminated in the above table:

- In 2005, SCHWARZ PHARMA streamlined its product and license portfolio ("Folina" in Italy and "Codimal" in the US), generating income from the sale of product rights and licenses of EUR 10m. In addition, provisions of EUR 5m recognized for litigation in Spain and tax risks in France were reversed.

  The eliminated expenses for 2005 relate to expenses incurred in connection with the employee participation program (EUR 5.8m), impairment losses on product rights in accordance with IAS 36 (EUR 6.1m), foreign exchange losses (EUR 2.6m) and losses on the disposal of non-current assets (EUR 1.5m).

- In 2006, income was eliminated which related to a (lost) contribution of EUR 42.0m by SCHWARZ Vermögensverwaltung GmbH &Co. KG in connection with the granting of special bonuses to employees; related expenses of EUR 40.3m were also eliminated.

Other eliminated income is mainly the result of foreign exchange gains (EUR 6.6m).

Other eliminated expenses are chiefly attributable to expenses of EUR 66.2m incurred in connection with the employee participation program, impairment losses on product and license rights in accordance with IAS 36 (EUR 12.6m), disposals of non-current assets in Ireland (EUR 9.3m), consulting fees in connection with the takeover by UCB (EUR 6.7m) and severance payments (EUR 4.0m).

1.1 Revenues

The development of revenues in the planning period is characterized by the anticipated sharp fall in revenues from base business, part of which will be eased by the contributions to revenue from new products:

	Plan 2007		Plan 2008		Plan 2009		TV 2010ff.	
	EUR Mio.	%	EUR Mio.	%	EUR Mio.	%	EUR Mio.	%
Base Business	809.1	*95.1*	690.1	*82.0*	634.3	*70.5*	457.9	*27.5*
NCE-Business	41.4	*4.9*	151.1	*18.0*	265.8	*29.5*	1,204.9	*72.5*
Revenues	**850.5**	***100.0***	**841.2**	***100.0***	**900.1**	***100.0***	**1,662.8**	***100.0***

The following products have passed the clinical development stage: the transdermal patch Neupro to treat Parkinson's disease which has been on the market in some European countries since March 2006, and the compound fesoterodine for treating bladder hyperactivity on which registration submission was filed in the first quarter of 2006.

SCHWARZ PHARMA expects a substantial drop in revenues for planning year 2007 due to expiring patents on leading US products and government price intervention in Europe. New drugs, such as the Parkinson's patch Neupro, will not yet be able to make up for this fall in revenue.

For planning year 2008, revenues are expected to hover at 2007 levels as further decreases in revenue from base business will probably be compensated by revenue from NCE business for the first time that year. In 2008, the Parkinson's patch Neupro will generate approx. 11% of the Group's revenues. Royalties from the sale of licenses for fesoterodine will also be received for the first time in 2008.

Management anticipates a further reduction in revenue from base business in planning year 2009, too. However, rising revenue from NCE business will boost group revenues overall. This increase is to be driven by the Parkinson's patch Neupro, the drug lacosamide for treating diabetic neuropathic pain and epilepsy, and the royalties from the sale of licenses for fesoterodine.

1.1.1 Base Business

Planning 2007 to 2009

The following table gives an overview of the planned development of sales of base business in the regions from 2007 to 2009:

	Plan 2007		Plan 2008		Plan 2009	
	EUR Mio.	%	EUR Mio.	%	EUR Mio.	%
Germany	171.4	*21.2*	188.2	*27.3*	193.5	*30.5*
France	60.1		56.8		52.5	
Italy	47.6		50.5		48.9	
CIS	39.0		41.9		44.6	
Poland	30.3		31.3		31.9	
Spain	25.1		23.1		19.4	
UK	23.2		24.2		24.1	
Others (RE/ROW)	56.3		58.3		60.7	
Contract Manufacturing	17.1		23.6		22.1	
Europe (excluding Germany)	298.7	*36.9*	309.6	*44.9*	304.1	*47.9*
USA	295.4	*36.5*	147.3	*21.3*	88.3	*13.9*
Asia	43.7	5.4	45.0	6.5	48.4	7.6
Revenues	**809.1**	***100.0***	**690.1**	***100.0***	**634.3**	***100.0***

Germany

The most important products in Germany are the asthma drug Atmadisc, the cardiovascular drugs Provas and Prostavasin, and the iron deficiency product Ferro. In the detailed planning period, the Company expects rising revenues from these products despite the lower growth rates forecast for the Germany pharmaceutical market, but the increase will not be sufficient to make up for the drop in sales due to the termination of the marketing agreement for the gastro-intestinal drug Rifun (revenues in 2006: EUR 40m).

In connection with the involvement of UCB in SCHWARZ PHARMA, the license agreements for Atmadisc and Provas were terminated by the licensors GSK (Atmadisc) and Novartis (Provas). We refer to our comments on the planning adjustments.

In its plan, the Company assumes that revenues in Germany from base business (including contract manufacturing business) will decrease from EUR 209m in 2006 to EUR 194m in 2009. Of the total revenues from base business, the share of the four main products will increase in the same period from approx. 60% to 75%.

Europe (excluding Germany)

In the rest of Europe (excluding Germany), SCHWARZ PHARMA generated revenues of EUR 294m from base business in fiscal year 2006. Its largest markets were France, Italy, the Community of Independent States, Poland, Spain and the UK/Ireland. Whereas business in Eastern Europe was on the rise, government-dictated price rebates and competition from generics in the Western European countries, apart from France, led to drops in revenue:

- The entire current drug portfolio in *France* is patent-free. Nevertheless, SCHWARZ PHARMA expects revenues from core products in France to decrease only minimally from EUR 59m in 2006 to EUR 52m in 2009. Revenue should be boosted by the gastro-intestinal drug Vogalene, the migraine drug Seglor and, in particular, Edex for treating erectile dysfunction, such that these drugs could be generating some 86% of revenues in France in 2009. The loss of the license to market the hypertension drug Kerlone will have a negative impact at the end of 2008 as it was still generating revenues of EUR 9m in 2006.

- In *Italy*, revenues in 2006 dropped after the drug Folina had been sold off in the previous year. Revenue generated by the Italian distribution company amounted to EUR 48m in 2006. Its main products are the cardiovascular drug Clivarina and the skin patch Deponit for treating angina pectoris. In the face of adverse conditions in the *Italian* market, SCHWARZ PHARMA nevertheless expects revenues to remain steady in the planning period.

- Revenues in the *Community of Independent States* in 2006 came to EUR 34m, with the drug Isoket for treating coronary heart disease by far the most important product, contributing revenues of EUR 19m. By 2009, growing purchasing power in the population is expected to boost OTC business – and with it revenues from base business – to EUR 45m.

- In *Poland*, revenues came to EUR 28m in 2006. The cardiovascular drug Effox, which accounts for 29% of revenues, is the bestselling product. Most of the products sold through the Polish marketing company face competition from generics, which means that the revenues generated by the main sales drivers will decrease. Nevertheless, the company assumes that it will even be able to slightly raise the level of revenues from base business until 2009.

- In *Spain* SCHWARZ PHARMA generated revenues of EUR 27m in 2006, substantially less than in the prior year (down 13.3%). The Spanish market is dominated by state-dictated priced reductions and fierce generic competition. The Company is planning to cut the number of sales employees and focus on the specialist areas of neurology and analgesics. As a result, the projected revenues from base business will fall to less than EUR 20m by 2009.

- Due to the generic competition for the main sales drivers (including the analgesic preparation Tylex), revenues in the *United Kingdom* decreased considerably in 2006 by 13.8% to EUR 23m. The three main products generated some 70% of revenues. Despite a realignment of the sales force to specialist products, revenues from base business are expected to remain stable over the planning period.

- In the *rest of Europe and in the licensing business* ("*RE/RoW*"), SCHWARZ PHARMA generated revenues of EUR 59m in fiscal year 2006. The biggest sellers were Elantan, Deponit, Ferro, Isoket and Prostavasin. While the Company has forecast further growth for Elantan and Ferro, the other core drugs are expected to generate stable or lower revenues.

USA

In the United States, SCHWARZ PHARMA generated revenues of EUR 450m in 2006. The generic Omperazol accounted for the lion's share of revenues (EUR 191m). Other important products are the gastro-intestinal drug Glycolax (EUR 45m), the hypertension drug Verelan PM (EUR 44m), the cardiovascular drug Univasc (EUR 26m) and the combination preparation Uniretic (EUR 23m).

The development of revenues in the planning period will be affected by substantial drops in sales of all of the above top products. The reasons for this are the expiry of patents (Verelan PM, Univasc/Uniretic) and the impending entry into the market of products to rival Omeprazol and Glycolax in 2007. In response to this, SCHWARZ PHARMA has decided to disband its primary care sales force in the US and strengthen the neurology sales force. Overall, the Company expects revenues from base business to fall to some EUR 88m by 2009.

Asia

Business in Asia is still being built up. Revenues in 2006 amounted to EUR38m. The bestselling products in Asia are the cardiovascular drugs Isoket and Elantan. By 2009 the Company anticipates an increase in revenues from core products to EUR 48m as a result of economic growth and better public access to drugs.

Sustainability

The expiry of patent protection on key core products after 2009 (Provas 2011, Deponit 2012, Atmadisc 2013) and growing generic competition will result in a further decrease in revenue from today's core products in the medium and long term. This trend will be strongest in the United States, but it will also affect the European market.

It can also be expected that the growing tendency of national legislators around the world to exert a greater influence on state health care systems will continue, which will maintain the pressure on the prices of base business products. SCHWARZ PHARMA has responded to the changing conditions and is focusing on the development and commercialization of innovative neurological drugs.

In Asia/Pacific, the positive revenue trend in base business is expected to continue beyond the detailed planning period and at least partly compensate for the downtrends in the US and Europe.

In terms of the business valuation, we estimate that current base business will generate sustainable revenues of EUR 458m.

1.1.2 NCE Business

Planning 2007 to 2009

The following table gives an overview of the planned development of revenues from NCE business in the years 2007 to 2009:

	Plan 2007		Plan 2008		Plan 2009	
	EUR Mio.	%	EUR Mio.	%	EUR Mio.	%
Neupro	40.1	*97.0*	95.6	*63.3*	139.6	*52.5*
Rotigotine RLS	-	-	-	-	8.7	*3.3*
Lacosamide Epilepsy	-	-	0.9	*0.6*	18.2	*6.8*
Lacosamide Pain	-	-	3.5	*2.3*	37.1	*14.0*
Lacosamide others	-	-	-	-	-	-
Fesoterodine	1.3	*3.0*	51.1	*33.8*	62.2	*23.4*
Revenues	**41.4**	***100.0***	**151.1**	***100.0***	**265.8**	***100.0***

In planning the quantity structure of new products that are not yet established on the market, information on the prevalence of the diseases, the number of new cases, the percentage of patients who have been diagnosed and provided with medication, the proportion of the different stages of the disease and the product life cycle were considered. The price structure planning is based in particular on competition and regional market analyses.

Rotigotine

Indication of Parkinson's Disease

Rotigotine was launched on the European market in the first quarter of 2006 as a transdermal patch under the brand name Neupro. Having received approval for the indication extension and a combination therapy for patients with advanced Parkinson's disease in January 2007, step-by-step entry into the European market is currently being prepared. For the United States, the FDA has confirmed that Neupro is approvable as a monotherapy for early stages of Parkinson's disease. Approval for this market is expected to be granted in the near future. The product will be launched on the US market three months later. Once approval for use in monotherapy has been granted, an extension of the application of rotigotine to patients in more advanced stages of the disease in combination with levodopa will also be the aim for this market. Approval and the market launch are both expected for the first quarter of 2008.

As it has already been launched on the market in Europe and its entry onto the US market is scheduled for the near future, Neupro is SCHWARZ PHARMA's most important new product in the detailed planning period. Revenues are forecast to rise from EUR 40m in the first planning year to EUR 140m in 2009.

Neupro faces stiff competition from Boehringer Ingelheim's Mirapex and GSK's Requip. Both drugs also belong to the class of non-ergoline dopamine agonists. The different formulation of Neupro may prove to be an advantage. Whereas the two rival products are available in tablet form and usually need to be taken three times a day, rotigotine is administered as a transdermal patch once a day by changing the patch.

The manufacturer price for ropinirole ("Requip") from GSK in the various countries was used as a basis for price planning.

A slow increase in market penetration is assumed. This is connected with patients' loyalty to a product which provides an effective treatment and is also influenced by the marketing strength and budget of the larger rivals.

Indication of Restless Legs Syndrome

The development of rotigotine for the indication RLS is currently at the end of phase III. An application for approval in Europe and the United States is anticipated for the fourth quarter of 2007. Market approval for Europe is planned for the end of 2008, followed by a step-by-step market launch in 2009. FDA approval is expected for the third quarter 2009. Under an exclusive license agreement, the US market will then be supplied in the fourth quarter of 2009 via a distribution partner.

The first revenues were forecast for 2009 (EUR 9m). Price planning for the various countries is based on two equally weighted scenarios: superior and similar efficacy to ropinirole, with equal weighting.

Although there are already two major competitors with dopamine agonists on the market - GSK and Boehringer Ingelheim – further opportunities are opening up on the growing RLS market; especially when a new and equally effective drug distinguishes itself from the two rival products. This is possible for SCHWARZ PHARMA with its rotigotine patch because it enables a constant level of the substance in plasma for 24 hours while avoiding dosage peaks.

Fesoterodine

SCHWARZ PHARMA has contractually granted Pfizer the global exclusive rights to fesoterodine. In return, SCHWARZ PHARMA received a payment of USD 100m in June 2006 and will receive further milestone payments of up to USD 110m in total, when, for example, the substance is approved in the US and Europe. EUR 10m of these milestone payments were taken into account in 2006.

EMEA approval is expected for 2007. Following an inspection of the operating facilities in Shannon, Ireland, by the FDA, US approval is anticipated for 2008. The Company has budgeted for milestone payments totaling USD 50m which are shown under other result in the projected income statement. In addition, SCHWARZ PHARMA will receive further payments for supporting the registration procedure, for internal and external costs associated with ongoing studies, and for the provision of stability data, which were also included in the projected figures.

Following the market launch of fesoterodine, SCHWARZ PHARMA will receive royalties on the sales of fesoterodine and Pfizer's antimuscarinic drug Detrol (tolterodine). For the detailed planning period, the approved forecast is based on the assumption that the first significant royalties (EUR 51m) will be received in 2008. However, according to recent discussions with Pfizer, this assumption is no longer regarded as realistic. We refer to our comments on the planning adjustments (Section D.V.2.1.). In 2009, royalty income is set to rise to EUR 62m as forecast.

Lacosamide

Indication of Epilepsy

For the indication of epilepsy, an application for approval is planned to be filed in the second quarter of 2007 in Europe and in the fourth quarter of 2007 in the US. Based on past averages, approval and commercialization of lacosamide as a combination therapy in the indication "partial epileptic seizures with or without secondary generalization" is anticipated in Europe in the second half of the following year. The market launch will then begin in Germany and the UK. For the United States, the market launch for adjunctive therapy is planned for the end of 2009.

In accordance with the contracts with Harris FRC Corporation, milestone payments in the event of successful European approvals (concerning several pharmaceutical formulations) of USD 9m and of USD 7m for FDA approval will be due to Harris for the first indication, in this case epilepsy. These amounts have been budgeted for in the financial plan.

The first significant revenues are forecast for 2009 (EUR 18m).

In developing anti-epileptic drugs, it is common practice to clinically test efficacy on patients with refractory partial epilepsy. This is because clinical trials on stabilized epileptics are morally and practically unethical. Once proof of efficacy has been furnished, phase IIIb/IV or post-marketing trials can be conducted to cover other forms of epilepsy. Since moral imperatives have to be considered, proving the efficacy of an epilepsy drug for a monotherapy calls for a special, elaborate and costly study design. Having weighed up the costs and benefits, SCHWARZ PHARMA is therefore planning to develop lacosamide only in the North American market for the monotherapy.

The assumed dosage is 200 mg, twice a day. In planning prices, market prices in various countries were used as a reference.

Indication of Diabetic Neuropathic Pain

A registration submission is currently being prepared for the indication of diabetic neuropathic pain; it is due to be filed with the EMEA in the third quarter of 2007 and with the FDA in the fourth quarter of 2007. EU approval is expected before the end of 2008. Receiving approval and the market entry in the US is planned for the end of 2009. In order to achieve wider market acceptance, the drug will be marketed in the US via a strong distribution partner.

First revenues of EUR 4m are anticipated in 2008. In 2009, the Company has budgeted for an increase to EUR 37m.

Aggressive promotion of the products Cymbalta by Eli Lilly and Lyrica by Pfizer will probably boost awareness of this disease and improve the market potential for drug therapies. Given the prevailing market situation, pricing was based on the market prices for Lyrica and Cymbalta in the various countries and the forecast price trends. In accordance with the study results, twice-daily oral administration is assumed.

Sustainability

Future market approvals and successful market launches of the research and development projects are crucial to the future success of SCHWARZ PHARMA. Should the Company fail to gain these market approvals and proceed with the market launches as scheduled, this would have a significant adverse impact upon future sales performance from 2010 onwards.

In consideration of the fact that the Parkison patch Neupro is a pipeline project that has already been launched on the market and that several other pipeline projects have reached a very advanced stage of development or are close to completing the development process, there is very good reason to assume that the NCE products will be the main revenue drivers for SCHWARZ PHARMA in the planning years after 2009. Based on the assumed indication-related product life cycles, it can be expected that SCHWARZ PHARMA will reach the highest revenue level based on current pipeline products between 2017 and 2019. As such, consideration was also given to the fact that SCHWARZ PHARMA, as part of its life cycle management process, plans to develop lacosamide for use in additional indications such as fibromyalgia, osteoarthritis and migraine prophylaxis, and that it expects this product to become the Company's most important drug from 2013 onward.

Compounds are patented up to 2017 (lacosamide) and 2019 (formulation rotigotine, fesoterodine), although there is a possibility that patent protection will be extended. Such an extension until 2022 is - for instance - planned for lacosamide. Upon expiry of the patents, revenues based on these compounds are expected to fall sharply for all areas of indication.

When determining sustainable revenues, it was assumed that the Company will succeed in maintaining the success of the NCE portfolio at the height of its performance through continuing research and development efforts, with the result that, for valuation purposes, the sustainable revenues from NCE business were estimated at EUR 1,205m. As new compound candidates take between 8 to 12 years to progress from development to market launch, the revenues estimates presuppose that SCHWARZ PHARMA – during the market approval and market launch phases of current NCE-products – will have already acquired the rights or licenses for new promising validated compounds and further developed these compounds to gain market approval by the time the patent protection of the current NCE-portfolio expires.

1.2 Cost of sales

	Actual 2005* EUR k	Actual 2006* EUR k	Plan 2007 EUR k	Plan 2008 EUR k	Plan 2009 EUR k	TV 2010ff. EUR k
Cost of sales	(317,598)	(313,834)	(300,649)	(278,296)	(261,428)	(569,622)
in % of revenues	(32.1%)	(31.4%)	(35.3%)	(33.1%)	(29.0%)	(34.3%)

* adjusted

Planning 2007 to 2009

In fiscal year 2006, SCHWARZ PHARMA achieved an (adjusted) gross margin of 68.6%. The Company expects growing pressure on margins for planning year 2007 as a result of the state healthcare reforms; this will be reflected by a decreasing gross margin.

However, in line with the rising percentage of revenues from higher-margin NCE products, the gross margin is expected to improve again from planning year 2008 onward. The margins that can be generated with the new compounds vary widely due to the differing contractual situations. The highest margins are expected in connection with the global self-marketing of Neupro and the self-marketing of rotigotine for the indication RLS outside the US as royalties will only be payable on the purchase of the patches. The planned outlicensing of rotigotine for RLS and lacosamide for diabetic neuropathic pain in the US will mean that SCHWARZ PHARMA will only receive a share of the revenues here.

SCHWARZ PHARMA has to pay royalties to the licensor Harris FRC Corporation for the marketing of lacosamide, the amount of which depends on the annual net revenues; these royalties reduce the realizable margin. In addition, milestone payments will be due when approval is granted and set revenue limits are reached.

Sustainability

The sustainable development of the realizable gross margin is largely dependent upon the expiry of patents on core produces and the market launch of NCE products and their share of overall revenues.

Allowing for the general conditions described above and the indication-related development of revenues from NCE products in the various regions expected after 2009, a sustainable gross margin of 65.7% appears reasonable. The narrower margin compared to the last year of the detailed planning period is chiefly the result of the large share in revenues of the compounds lacosamide for diabetic neuropathic pain and rotigotine for RLS, whose margins are narrowing due to the planned outlicensing in the US.

1.3 Marketing and Selling Expenses

	Actual 2005* EUR k	Actual 2006* EUR k	Plan 2007 EUR k	Plan 2008 EUR k	Plan 2009 EUR k	TV 2010ff. EUR k
Marketing and selling expenses	(296,895)	(299,254)	(281,020)	(281,179)	(341,380)	(414,501)
in % of revenues	(30.0%)	(29.9%)	(33.0%)	(33.4%)	(37.9%)	(24.9%)

* adjusted

Planning 2007 to 2009

Marketing and selling expenses comprise all costs of sales promotion, the sales force and other marketing activities, and are SCHWARZ PHARMA's major cost element, accounting for 32.9% (adjusted: 29.9%) of revenues in 2006.

Their development over the planning period is shaped by a restructuring of sales activities, involving staffing cuts in the sales force of general medicine and a focus on the neurology sales force. The restructuring activities will support the market launch of Neupro (for Parkinson's disease) and lacosamide (for epilepsy) which will primarily be prescribed by neurologists. The picture is different for rotigotine (indication of RLS) and lacosamide (indication of diabetic neuropathic pain). Sufferers of these diseases often consult general practitioners or pain specialists as the first point of call. The marketing of these indications will therefore need to cover a wider target group. As both indications will be marketed in the US via partners, no sales force for general medicine is required there.

Due to the market launches of NCE products, the marketing and selling expense ratio is expected to rise in the detailed planning period. For example, promotional campaigns are scheduled for planning year 2007 for various market launches of Neupro. The launches will take place on European markets, for the launch as a combination therapy, and on the US market, for early stages of Parkinson's disease. In 2008 and 2009 various market launches and pre-launch activities in the field of major indications will boost marketing and selling expenses.

Sustainability

The sustainability of marketing and selling expenses was calculated on the basis of the Company's projected business development. Following the market launch of the new drugs for the major indications, it is assumed that marketing and selling expenses will rise proportionately less than revenues, such that a sustainable marketing and selling expenses ratio of 25% seems plausible.

1.4 General and Administrative Expenses

	Actual 2005* EUR k	Actual 2006* EUR k	Plan 2007 EUR k	Plan 2008 EUR k	Plan 2009 EUR k	TV 2010ff. EUR k
General and administrative expenses	(105,071)	(116,339)	(117,944)	(110,790)	(113,481)	(107,948)
in % of revenues	(10.6%)	(11.6%)	(13.9%)	(13.2%)	(12.6%)	(6.5%)

*adjusted

Planning 2007 to 2009

General and administrative expenses include all personnel and non-personnel expenses for group management and communication as well as for the finance, financial control, HR, purchasing, legal and IT functions.

The Company assumes that costs incurred in fiscal year 2006 (adjusted to account for the special effects resulting from the SAR plans, severance payments and special bonuses) will not increase or decrease substantially over the planning period. The anticipated decline in revenues in planning year 2007, however, will initially lead to a rise in the administrative expense ratio (adjusted) from 11.6% to 13.9%.

Sustainability

In the medium to long term, it can be assumed that economies of scale and increased efficiency will substantially reduce the administrative expense ratio. Based on our analysis of the Company's projected business development and management assessment, we estimated a sustainable administrative expense ratio of 6.5%; however, we would like to point out that this valuation assumption will only be met if the Company succeeds in "freezing" administrative expenses at their current level in spite of the planned substantial rise in revenues.

1.5 Research and Development Costs

	Actual 2005* EUR k	Actual 2006* EUR k	Plan 2007 EUR k	Plan 2008 EUR k	Plan 2009 EUR k	TV 2010ff. EUR k
Research and development costs	(257,859)	(199,793)	(203,752)	(219,044)	(234,079)	(256,359)
in % of revenues	(26.0%)	(20.0%)	(24.0%)	(26.0%)	(26.0%)	(15.4%)

* adjusted

Planning 2007 to 2009

The projected research and development costs mainly include project-related and local development costs (phase I to product approval) as well as the related administrative, project management and infrastructure costs.

In the planning period, the ratio of forecast research and development costs to revenues ranges between 24% and 26%. The high level of research and development costs is the result of the planned rapid progress on pipeline projects.

Following the sale of the exclusive license for the urological substance fesoterodine to Pfizer in May 2006, SCHWARZ PHARMA is now focusing its research and development activities on the central nervous system. Various development projects are currently in different clinical test phases. The substance lacosamide, which SCHWARZ PHARMA is developing to treat neuropathic pain and epilepsy, and rotigotine, to treat RLS, are in the last phase of clinical development (phase III). SCHWARZ PHARMA is also testing the substances rotigotine and lacosamide for other indications such as fibromyalgia, osteoarthritis and migraine prophylaxis.

Sustainability

SCHWARZ PHARMA's strategy is to develop lower-risk second-generation drugs based on validated active ingredients and establish these new products in attractive markets. The strategy presupposes that the Company will make ongoing investments in its own clinical development programs.

The sustainability of the research and development costs was calculated on the basis of past experience and expectations as to the level of costs in the detailed planning period. Consideration was also given to the fact that development work for individual pipeline projects will be required beyond 2009 and that the development of innovative pharmaceutical products has to be guaranteed in the long term.

At 15.4%, the sustainable research and development cost ratio can currently[14] be regarded as typical for the industry. When assessing the ratio used, consideration must be given to the fact that scarcity of attractive development candidates is likely to lead to a rise in research and development costs.

1.6 Amortization of Intangible Assets

	Actual 2005* EUR k	Actual 2006* EUR k	Plan 2007 EUR k	Plan 2008 EUR k	Plan 2009 EUR k	TV 2010ff. EUR k
Amortization of intangible assets	(26,476)	(26,256)	(25,228)	(23,857)	(16,111)	(8,762)
in % of revenues	(2.7%)	(2.6%)	(3.0%)	(2.8%)	(1.8%)	(0.5%)

* *adjusted*

Intangible assets include goodwill, patents, licenses, trademarks, software and other assets.

Intangible assets with definite lives are amortized straight-line over the shorter of the contractual term or estimated life.

The drop in planned amortization is due to the phase-out of write-downs on capitalized license rights.

1.7 Other Income/Expenses

	Actual 2005* EUR k	Actual 2006* EUR k	Plan 2007 EUR k	Plan 2008 EUR k	Plan 2009 EUR k	TV 2010ff. EUR k
Other income/expenses	(2,681)	94,862	132,977	130,159	207,620	(8,727)
in % of revenues	(0.3%)	9.5%	15.6%	15.5%	23.1%	(0.5%)

* *adjusted*

Other income/expenses for fiscal year 2006 were positively impacted by the receipt of compensation and milestone payments in the amount of EUR 89.8m from Pfizer for the fesoterodine license.

The development in the planning period is mainly shaped by planned outlicensing and the related milestone payments. For example, further milestone payments for fesoterodine are scheduled for planning year 2007. Also included in planning is the assumption that lacosamide

[14] VFA, Statistics 2006; BearStearns, 2007 Outlook for European Pharma, January 2007

(for use in treating neuropathic pain) will be outlicensed on the US market in 2007. A contrasting effect will be triggered by restructuring expenses in connection with the harmonization of the distribution structure in the US, Germany and in Spain.

Rotigotine (for use in RLS) is also planned to be outlicensed on the US market (in 2008). Approval for lacosamide (for use in neuropathic pain) and rotigotine (for use in RLS) on the US market is anticipated in planning year 2009.

For 2010 onward, this item mainly reflects the anticipated development of the expensed, sales-based milestone payments for the substance lacosamide and the anticipated development of consulting fees.

2. Determination of Consolidated Earnings

The following table shows the reconciliation of the abovementioned operating result to the consolidated earnings for the detailed planning period and beyond.

	Plan 2007 EUR k	Plan 2008 EUR k	Plan 2009 EUR k	TV 2010ff. EUR k
Operating result before planning adjustments	**54,891**	**58,227**	**141,269**	**296,920**
in % of revenues	6.5%	6.9%	15.7%	17.9%
Planning adjustments				
Synergies	13,100	16,800	18,800	19,000
Other	(7,532)	(45,932)	3,668	3,668
Operating result for valuation purposes	**60,459**	**29,095**	**163,737**	**319,588**
Financial result	3,114	877	769	658
Earnings before income taxes	**63,573**	**29,972**	**164,506**	**320,246**
Income taxes	(38,080)	(13,937)	(41,620)	(99,230)
Profit for the year	**25,493**	**16,035**	**122,886**	**221,016**
Minority interest	(1,110)	(900)	(956)	(1,719)
Consolidated profit	**24,383**	**15,135**	**121,930**	**219,297**

2.1 Planning Adjustments

Pre-contractual Synergies

As of the valuation date, SCHWARZ PHARMA and UCB form, de facto, a group. As synergies can be realized in the de facto group, and not just after a DPTA becomes effective, SCHWARZ PHARMA and UCB have conducted a detailed analysis of possible measures. All integration projects at the planning stage were examined to determine to what extent they can be realized without a DPTA under the existing restrictions imposed by stock corporation law and what financial benefit can be reaped for the two companies.

This work showed that precontractual synergies not yet included in planning can be realized in particular in connection with the joint marketing of products, especially Keppra (UCB) and Neupro. Other precontractual synergies relate to joint outsourcing and procurement activities.

The planned contribution to earnings from precontractual synergies is included in the planning adjustments for the relevant years and is also included in the long-term planning.

Royalties for Fesoterodine

The exclusive marketing rights for fesoterodine lie with Pfizer Inc. On March 20, 2007, Pfizer informed the management board of SCHWARZ PHARMA AG of the most recent plans regarding the market launch of fesoterodine; this update entailed planning adjustments. According to current information, no license income can be expected in 2007 and in 2008 license income is forecast at EUR 9m (as opposed to an originally forecast EUR 51.1m). In addition, it can not be excluded that earnings from milestone payments which have been expected for 2007 will be postponed until 2008; however, no respective planning adjustment was made.

License Agreement for Atmadisc

A further adjustment relates to the anticipated settlement of a legal dispute with GSK regarding Atmadisc in connection with the termination of the Atmadisc license agreement following the takeover of SCHWARZ PHARMA by UCB. The management board currently expects that under the settlement GSK will agree not to terminate the license agreement, that the agreement will not expire in 2013, as previously agreed, and that SCHWARZ PHARMA will pay an aggregate EUR 17.5m, subdivided into EUR 10m in 2007 and EUR 7,5m in 2008.

Reorganization of the Management Board

By contrast, the reorganization of the management board not yet included in planning, will lead to a reduction in personnel and non-personnel expenses of EUR 3.7m p.a.

2.2 Financial Result

We determined the interest result on the basis of the projected balance sheets and cash flow statements. The non-operating liquidity was stated separately and was not therefore considered in determining the interest result in the planning period. We refer to our comments in Section D.IV.2 of this report.

2.3 Income Taxes

The income taxes of the SCHWARZ PHARMA Group comprise German corporate income tax, trade tax and solidarity surcharge, as well as foreign income taxes. In determining the tax base, any significant deviations between the pre-tax result according to IFRSs and the result stated in the tax balance sheet were taken into consideration, as were regional tax regulations. Non-cash deferred tax expenses and income was not taken into account for the purpose of the valuation.

The comparatively high tax rates for the planning years 2007 (59.9%) and 2008 (46.5%) relate to negative taxable income of individual companies at national level that can not be compensated in the year the losses arise, and therefore are carried forward to the next fiscal year.

As of December 31, 2006, SCHWARZ PHARMA had tax loss carryforwards in Ireland (EUR 117m) and Spain (EUR 21m) which were considered in determining income taxes in the planning period and for the long term.

The sustainable group tax rate was estimated at 31% on the basis of analyses on its long-term business performance and allowing for the loss carryforwards not used in the detailed planning period. A tax-reducing effect will result from the fact that the production of the NCE products fesoterodine and rotigotine (APIs), whose revenues are expected to rise after 2009, is located in Ireland, which levies a lower rate of tax.

3. Determination of Sustainable Future Earnings

For the years 2010 and thereafter (phase II), we have applied an average earnings level which we consider to be sustainable in the long term. The determination of sustainable earnings was explained in this section.

We normalized sustainable depreciation and amortization to arrive at a long-term average reinvestment rate. The depreciation and amortization for planning year 2009 was replaced in the sustainable future earnings from 2010 by a sustainable reinvestment rate. This represents the amount which will have to be invested on average in the long term in the renewal of SCHWARZ PHARMA's non-current assets, especially in production facilities. The sustainable reinvestment rate is determined on the basis of an analysis of the cost and age of SCHWARZ PHARMA's non-current assets. Building on this, we estimated the current replacement cost of the non-current assets and the average annual capital expenditure required to maintain and renew the non-current assets.

III. Determination of the Discount Rate

1. Function of the Discount Rate

The net distributions of the business enterprise being valued must be discounted to the valuation date using an appropriate capitalization rate. The discount rate must be determined on the basis of an alterative investment opportunity that is comparable with the business enterprise being valued in terms of its risk structure, duration and taxation.

Economically speaking, the calculation of the discounted earnings value is a comparison of the net earnings flowing from the business enterprise to the owners with the return on an alternative investment. The basis for comparison is the cash flow generated from the best alternative use of capital compared with an investment in the business enterprise being valued. In economic terms, the capitalization rate reflects an investor's alternative, comparing the return on his investment in a specific business enterprise with the return on a corresponding alternative equity investment. In this context, the capitalization rate represents the return on an appropriate alternative investment that is equivalent to the cash flow to be capitalized in terms of duration, risk and taxation (IDW S 1, Sec. 7.2.4.1).

In particular, capital market returns on equity investments (in the form of an equity portfolio) can be used as a basis for determining alternative returns. In accordance with IDW S 1 Sec. 125, these equity returns must be divided into a base interest rate and a risk premium demanded by shareholders for the assumption of entrepreneurial risk. This division can be based on capital market models, in particular the Capital Asset Pricing Model ("CAPM") or the tax CAPM (cf. IDW S 1 Sec. 128).

According to the CAPM, the discount rate is divided into its components of base interest rate, risk premium and growth rate for this purpose.

The tax CAPM also enables the effect of personal income tax on the calculation of the base interest rate and the risk premium to be shown explicitly. This, in turn, enables income taxes to be taken into consideration in a consistent manner when determining the amount of net distributions and the discount rate.

2. Base Interest Rate

The purpose of the base interest rate is to determine a risk-free alternative – with an equivalent maturity – to an investment in the business enterprise being valued. In Germany, public-sector bonds come closest to a risk-free investment due to their quasi-secure nature.

If a business enterprise is valued on the assumption that is has an indefinite life, strictly speaking, the yield of a public-sector bond with an indefinite maturity effective on the valuation date would have to be used as the base interest rate with equivalent maturity. In the absence of such "perpetual" bonds, it seems sensible to take as a basis the yield of long-term government bonds. The development of interest rates in the past and the current yield curve can be used as a basis for the required reinvestment (IDW S 1 Sec. 125).

The IDW's Working Group on Business Valuation ["Arbeitskreis Unternehmensbewertung": AKU] addressed the question as to how the yield curve can be used to derive base interest rates (cf. *IDW-Fachnachrichten* No. 8/2005). According to the AKU, the yield curve for government bonds must be used for the determination of an objective business value. From this fixed-income yield curve, the relationship between interest rates and maturities which would apply to zero-coupon bonds with no credit risk can be derived. The zero-coupon bond interest rates with equivalent maturity derived from the yield curve ensure that the requirement of equivalent maturities is fulfilled (cf. Jonas/Wieland-Blöse/Schiffarth, FB 2004, p. 647 f.). The IDW recommends using the yield curve data published by Deutsche Bundesbank as a basis.

To smooth out short-term market fluctuations and potential errors in estimates, particularly for the long-term returns relevant for business valuations, it may be appropriate to use average interest rates instead of only using the zero-coupon bond interest rates as of the valuation date. To ensure practicable and transparent smoothing, period-specific average interest rates can be derived from the estimated returns of the previous three months. The current business valuation was therefore based on the average interest rates for the months of December 2006 to February 2007.

The data published by the German Bundesbank resulted in a base interest rate (before the deduction of personal income tax) of around **4.25%** at the date of terminating our valuation procedures. In determining the capitalization rate, the income tax burden incurred on the alternative investment from the final shareholders' perspective needs to be considered. Allowing for a typical income tax charge of 35% from the perspective of a German shareholder, this translated into an after-tax rate of **2.7625%**.

Due to the high level of risk involved in an equity investment, we applied a risk premium to the base interest rate for the business valuation, calculated using the CAPM. Under the CAPM, the risk premium is calculated by multiplying a market risk premium by a beta factor.

3. Market Risk Premium

An equity investment entails a greater risk than an investment in fixed-income securities. As opposed to an investment in risk-free government bonds – whose long-term expected yield is reflected in the base rate – the level and timing of projected earnings from an investment in the business enterprise is subject to uncertainty. However, there is also the possibility that the business enterprise will outperform its projections.

Market participants use risk premiums on the interest rate for a risk-free investment to compensate for the uncertainties surrounding the risks and rewards of a business commitment and the development of future cash flows. In this regard, the subjective risk propensity of an individual shareholder should not be used, but rather the general behavior of the market.

Risk premiums can be derived from empirically determined returns on equities on the capital market using capital market pricing models. Equity returns and risk premiums are affected by income taxes. In its standard form, the CAPM represents a capital market model in which costs of capital and risk premiums are stated without taking account of the effects of personal income tax. The tax CAPM (cf. Jonas/Löffler/Wiese, WPg 2004, p. 898 f.) extends the CAPM to allow for the effects of personal income tax and accounts better for the various methods of taxing interest income, dividends and share price gains that exist in Germany. According to this capital market model, the returns on investments in the market portfolio, which contains all the stocks available for investors, can be calculated from the total of the basic interest rate and the market risk premium, depending in each case on the consideration of personal income tax. The capital market-based risk premium is calculated based on the difference in returns between equity investment (shares) and risk-free investments.

Capital market studies of periods extending over many years have shown that investments in equities in the past generated higher returns than investments in low-risk debt securities. Among other things, depending on the selected time period, market risk premiums of around 4.0% to 5.0% can be derived, in each case before personal income tax is taken into consideration. It must be remembered here that, in Germany, due to the lower income tax burden on share yields compared to fixed-income securities, the after-tax market risk premiums that can be observed empirically are higher than the market risk premiums before personal income tax is taken into account. On the basis of new research (cf. Stehle, WPg 17/2004, p.

906 f.), an estimated after-tax market risk premium of around 6.7% can be calculated for the CDAX for the period from 1955 to 2003.

When transferring this historical estimated value to future after-tax market risk premiums, a deduction of around 1.0% to 1.5% is regarded as permissible (cf. Stehle, *WPg* 2004, p. 906 ff). In our valuation, we used an after-tax market risk premium of **5.5%** based on the results of this study. The after-tax market risk premium is consistent with the IDW's recommendations for a market risk premium of 5.0% to 6.0% when applying the tax CAPM.

4. Company-Specific Risk (Beta Factor)

Under the tax CAPM, the risk premium can be calculated by multiplying the after-tax market risk premium with the business enterprise's beta factor. Beta factors are obtained as far as possible with the aid of historical market prices and regression analyses. The beta factor reflects the risk of a specific share in a business enterprise in relation to the market portfolio (all shares). A beta factor of more than 1.0 means an above-average risk compared to the overall market, a beta factor of less than 1.0 means a lower average risk in comparison to the overall market.

If the business enterprise being valued is itself listed on the stock market, its own beta factor can be applied in certain circumstances.

If the business enterprise being valued is not listed or its own beta factor cannot be used for other reasons, the average beta factor for the peer group must be applied. Here, care must be taken to ensure that the business enterprises included in the peer group have a systematic risk comparable to that of the business enterprise being valued.

When selecting the beta factor, it must also be remembered that the capital structure has a significant influence on the size of the beta factor. A higher debt-equity ratio usually results in a higher beta factor, a lower debt-equity ratio in a lower beta factor.

For SCHWARZ PHARMA AG, as a listed company, there are beta factors observable on the capital market. These observable beta factors, measured against the CDAX over a two-year period on a weekly share price basis, ranged between 0.4 to 0.7 for the period March 2005 to March 2007 and have not revealed sufficient statistical significance since the take-over bid was submitted by UCB in September 2006, nor were they of statistical significance on an ongoing basis before this period. There are statistically significant beta factors available for an extended period of 5 years (determined on a monthly basis as of various cut-off dates between mid-2006 and the beginning of 2007) that vary between 0.9 and 1.0. However, in this specific case, we do not consider such a long period of 5 years as appropriate for reflecting the future business risk of SCHWARZ PHARMA.

Considering the low statistical validity of the individual beta factors of SCHWARZ PHARMA AG shares we believe that deriving the business risk from the peer group beta provides a more reliable basis.

We therefore derived the individual risk premium on the basis of a peer group consisting of international pharmaceutical companies. Given the large number of peer group companies, we selected the most similar enterprises to SCHWARZ PHARMA AG in terms of size, activities and regional focus.

The beta factors were measured on a weekly basis over a period of two years. The underlying capital market data were sourced from the financial information provider Bloomberg L.P., New York, USA. Based on these data and taking into account the indebtedness of the peer group companies, we derived the following raw beta factors:

	Unlevered Beta (raw)
ASTRAZENECA PLC	0.78
BARR PHARMACEUTICALS INC	0.81
ELI LILLY & CO	0.66
ENDO PHARMACEUT HLDGS INC	1.09
H LUNDBECK A/S	0.68
MERCK KGAA	0.62
MYLAN LABORATORIES INC	1.06
NOVO NORDISK A/S-B	1.01
SANOFI-AVENTIS	0.69
SHIRE PLC	0.89
UCB SA	0.42
VALEANT PHARMACEUTICALS	0.77
WATSON PHARMACEUTICALS INC	0.78
Average	**0.79**

Adjusted to account for capital structure effects, the peer group's average beta factor is **0.79**. Barring minimal pension obligations, SCHWARZ PHARMA AG has no other interest-bearing debt. The Company therefore has a relevered beta factor of 0.79 and a specific risk premium of 4.4%.

5. Growth Rate

An equity investment - compared with an investment in fixed-income securities - generally offers greater protection against inflation and greater growth potential, but less security. To allow for future growth, a growth rate must be deducted from the base interest rate for the perpetual annuity. The growth rate reflected in the capitalization rate accounts for effects on net earnings that may be caused by price changes and which are not included in the perpetual annuity rate of net earnings in a nominal calculation.

In determining the business value of SCHWARZ PHARMA in accordance with the business plan, the capitalization rate used to capitalize projected earnings for 2007 to 2009 (phase I) did not have to reflect a growth rate as income and expense projections were made on a nominal basis.

For phase II (2010 and thereafter), a growth rate of **1.75%** was deducted. This assumes that the distributable net earnings of SCHWARZ PHARMA (taking the development of income and expenses into account) will grow continuously. The development of company profits depends on the market and competitive situation as well as the internal development of costs. Cost increases can be compensated through rationalization without having a detrimental effect on profits or, if the market position is suitable, they can be passed on to customers. However, they may also lead to a decline in profits if the market does not permit the costs to be passed on and internal measures designed to cut costs cannot be implemented or have already been taken.

We based our calculation of the sustainable growth rate on an analysis of growth in the pharmaceuticals industry as well as overall economic growth. In our opinion, the resulting 1.75% reflects the fact that growth rates in the pharmaceuticals industry are currently higher than overall economic growth (as is reported in a study by the German Association of Research-Based Pharmaceutical Companies [Verband Forschender Arzneimittelhersteller e.V.: VFA]. However, this trend will also be limited in duration and SCHWARZ PHARMA will face heavy competition and the effects of tighter government regulation in the relevant markets. We do not feel that a higher growth rate is justified.

To account for the financing for this sustainable growth, we assumed a reinvestment rate equal to the growth rate in relation to total equity at the end of the detailed planning period.

6. Capitalization Rate

Below is a summary of the capitalization rates applied for the periods under review:

	Phase I 2007 - 2009	Phase II 2010ff.
Risk free rate	4.25%	4.25%
Typical personal income tax	(1.49%)	(1.49%)
Risk free rate (after typical personal income tax)	2.76%	2.76%
Market risk premium (after typical personal income tax)	5.50%	5.50%
Unlevered beta factor	0.79	0.79
Risk premium	4.35%	4.35%
Growth rate		(1.75%)
Discount rate	7.11%	5.36%

IV. Determination of the Business Value

1. Discounted Earnings Value

The discounted earnings value of SCHWARZ PHARMA is the sum of the present values of the capitalizable earnings.

For 2007 to 2009, a distribution of 50%, the level planned by the Company, is assumed. For years 2010 and thereafter, an assumption has to be made as to how the funds generated by SCHWARZ PHARMA will be used. We have assumed that SCHWARZ PHARMA's long-term average distribution rate is in line with the average distribution pattern of German listed stock corporations. We have therefore used a long-term distribution rate of 30%, the average distribution rate of the peer group.

As a reinvestment of retained earnings at the capitalization rate before taxes incurred at business enterprise level can be substituted by a notional direct attribution of retained earnings to shareholders with identical results, for the sake of convenience from 2007 onward, retained earnings were attributed directly to the shareholders as value added through retention.

Distributions are taxed at a typical income tax rate of 17.5% (half-income method).

The determination of the discounted earnings value of SCHWARZ PHARMA is shown in the following table.

	2007 EUR k	2008 EUR k	2009 EUR k	2010ff. EUR k
Consolidated profit	**24,383**	**15,135**	**121,930**	**219,297**
Dividends	12,191	7,568	60,965	65,789
Personal income tax (17,5%)	(2,133)	(1,324)	(10,669)	(11,513)
Value proposition from retention	12,191	7,568	60,965	153,508
Retention for sustainable growth	-	-	-	(7,937)
Capitalized profit	**22,249**	**13,811**	**111,262**	**199,846**
Present value factor	0.9336	0.8717	0.8138	15.1907
Present value	20,773	12,039	90,549	3,035,807
Discounted earnings as of January 1, 20007	**3,159,167**			

The discounted earnings value of SCHWARZ PHARMA as of the cut-off date January 1, 2007, is some **EUR 3,159.2m.**

2. Special Values

In accordance with IDW S 1, non-operating assets should be valued separately and are defined as assets that can be sold freely without impairing the Company's actual operations.

Non-Operating Liquidity

We have classified all of SCHWARZ PHARMA's net financial balances remaining after the planned investments and distributions as non-operating, assuming that they will be distributed tax-free as of December 31 of the respective year.

The present value of non-operating liquidity as of January 1, 2007 is EUR 178.4m.

Non-Operating Real Estate Assets

The Company has non-operating land and buildings. One being a day nursery built on the company premises in Monheim some two years ago worth EUR 1.1m. For convenience, and due to the fact that it was constructed very recently, this value is equal to the book value.

The other item of real estate is 15 company apartments in Monheim with an aggregate value of EUR 1.0m. This value is based on a rough calculation the discounted earnings value based on the assumed sustainable rental income and a rate of return on real estate of 6.0%.

This valuation is based on the assumption that a (fictitious) sale of the non-operating property as of the balance sheet day would not give rise to a significant level of tax payments.

The expenses and income relating to non-operating real estate assets contained in the financial plan have been eliminated in the valuation process.

The present value of non-operating real estate assets as of January 1, 2007 is approx. EUR 2.1m in total.

Dilution Effects of Stock Options

SCHWARZ PHARMA AG has granted stock options to its employees to acquire shares of SCHWARZ PHARMA AG. For reasons of materiality we have not included a negative dilution effect with reference to the 7,025 options outstanding as of March 22, 2007.

3. Business Value

No particular difficulties as defined by Sec. 293a (1) Sentence 2 AktG arose in determining the business value of SCHWARZ PHARMA AG.

With regard to the above values, the business value of SCHWARZ PHARMA is as follows:

	EUR k	EUR k
Capitalized value as of January 1, 2007		3,159,167
Special items as of January 1, 2007		
Non-operating liquidity	178,434	
Non-operating real estate	2,097	180,531
Equity value as of January 1, 2007		**3,339,699**
Accumulation to valuation date		82,065
Equity value as of May 9, 2007		**3,421,763**

As of May 9, 2007 the capitalization rate has to be applied to the business value calculated at EUR 3,339.7m as of January 1, 2007. Accordingly, the business value of SCHWARZ PHARMA AG as of the cut-off date amounts to EUR 3,421.8m.

V. Validation Based on Market Prices

1. Stock Market Price of SCHWARZ PHARMA AG

1.1 Relevance of Stock Market Price

In its decision on April 27, 1999[15], the Federal Constitutional Court ruled that the full compensation to be granted in determining adequate compensation for outside shareholders when concluding a domination and profit transfer agreement may not be below the fair market value of the shares. For listed companies, the fair market value may not be determined without reference to the stock market price.

The Federal Constitutional Court also ruled that the stock market price does not always have to be the only factor used to determine the amount of the compensation. "Exceeding this price is unproblematic under constitutional law. Yet there can also be good constitutional reasons for going below this price." This applies in the exceptional event that the stock market price does not reflect the fair market value of the share. The Federal Constitutional Court and the Federal Court of Justice (decision made on March 12, 2001)[16] cite the lack of trade in a company's stock, market constraints that prevent individual shareholders from selling their shares at the market price or situations in which the market price has been manipulated as examples and possible causes of cases in which the market price does not reflect the fair market value of the share.

1.2 Relevant Reference Period

Besides the fundamental question of the relevance of the stock market price, the choice of the reference period for which the average stock market price is calculated is also significant. Based on the decision by the Federal Court of Justice (ref. II ZB 15/00), the relevant stock market price should be determined on the basis of the mean price over a period of three months. According to the Federal Court of Justice, the three-month reference period should run up to the cut-off date, which is the date of the annual shareholder meeting at the dependent stock corporation (in this case, May 8/9, 2007). "Extraordinary one-day peaks or extreme developments in the space of just a few days that do not persist should be eliminated when determining the average price."

---

[15] cf. Federal Constitutional Court, 1 BvR 1613/94, *Der Betrieb* 1999, p. 1696; Die Wirtschaftsprüfung 1999, p. 780 and subsequent pages

[16] Der Betrieb 2001, p. 969 and subsequent pages

The selection of a reference period up to the shareholder meeting instead of up to announcement of the planned group formation has been criticized in the relevant literature. The line of argument is that interested parties have the opportunity of manipulating the stock market price in the period between announcement of the intercompany agreement and the date of the shareholder meeting. The Federal Constitutional Court has also emphasized this aspect.

The calculation of three-month mean prices based on the date of the shareholder meeting is technically not possible for the purpose of determining the cash compensation to be offered as the valuation work has to be completed a number of weeks prior to the shareholder meeting at which the resolution is to be adopted and the joint report of the contracting parties must be interpreted from the date the shareholder meeting is called.

In its ruling on October 16, 2006[17], the Berlin Court of Appeal discussed the question of the reference period. In the case at hand, the Court of Appeal concluded that the announcement of the compensation conditions had a substantial impact upon the stock market price and that therefore the three-month-reference period should only run up to the date of announcing these compensation conditions. In the case at hand, the court did not have to discuss whether a reference period up to the announcement of the group formation, that is to say before actually announcing the compensation conditions, was of relevance.

In a ruling on February 16, 2007[18], the Stuttgart Higher Regional Court specified the reference period as the three months prior to announcement of the planned measure and not the three months prior to the shareholder meeting. The facts on which the decision is based involve a squeeze-out pursuant to Secs. 327a et seq. AktG. However, the reasoning for the decision can also be applied to such a conclusion of a domination and profit transfer agreement. The Stuttgart Higher Regional Court does not consider it to be necessary that the terms of the compensation are announced at that time. The 20th Senate of the Stuttgart Higher Regional Court is basing its arguments on its concern that the announcement of the group formation and the expected compensation payment will have a lasting effect on the stock market price. This view is consistent with various opinions expressed in the literature[19]. By announcing the planned measures, the development of the stock market price is based on market mechanisms that are typically associated with compensation expectations. It cannot be reasonably expected that extraordinary one-day peaks can be eliminated. In the opinion of the Stuttgart Higher Regional Court, the reference period of three months prior to announcement of the group formation is much more suitable and corresponds with the legislative opinion pursuant to Sec. 5 (1) WpÜG-Angebots-VO ["Verordnung über öffentliche Angebote zum Erwerb von

[17] Berlin Court of Appeal, ruling on October 16, 2006 – 2 W 148/01
[18] Stuttgart Higher Regional Court, ruling on February 16, 2007 – 20 W 6/06
[19] Weber *ZGR* 2004, p. 280 and p. 284 and subsequent pages, Hüffer, *AktG*, Sec. 305 marginal no. 24e; Großfeld, p. 196; Bungert in *BB* 2001, p. 1163 and subsequent pages

Wertpapieren und von Unternehmensübernahmen": German Regulation on Public Offers to Acquire Securities and Takeover Bids]. This period can also be considered close enough to the valuation date.

Due to the derivation of the court rulings of the Federal Court of Justice, the Stuttgart Higher Regional Court has submitted the case to the Federal Court of Justice for a ruling. The Federal Court of Justice has not yet passed judgment on the case.

1.3 Method for Weighting the Stock Market Price

To date, there is no uniform court practice with regard to the calculation of the average stock market price. According to the ruling by the Düsseldorf Higher Regional Court on January 31, 2003[20], the stock market price should be calculated as the unweighted average.

Contrary to this, a ruling by the Frankfurt Higher Regional Court dated January 9, 2003[21], a weighted average stock market price. In a ruling on February 16, 2007 (ref. 20 W 6/06), the Stuttgart Higher Regional Court endorsed this opinion that a weighted average stock market price must be used as weighted trading turnover is a better reflection of market activity and does not give individual peaks in price too great a significance.

[20] cf. DB 2003, p. 1941 and subsequent pages
[21] cf AG 2003, p. 581 and subsequent pages

1.4 Development of the Stock Market Price of SCHWARZ PHARMA AG Stock

Based on the above criteria, the changes in stock market price until the time of completing our report have to be considered first of all.


Share price development and trading volume 22.03.2006-21.03.2007
Trading volume (no. of shares)
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
120.00
100.00
80.00
60.00
40.00
20.00
0.00
Price (in EUR))
21.03.2006
21.04.2006
21.05.2006
21.06.2006
21.07.2006
21.08.2006
21.09.2006
21.10.2006
21.11.2006
21.12.2006
21.01.2007
21.02.2007
21.03.2007

Back in July 2006, rumors of a takeover of SCHWARZ PHARMA AG saw its share price rally.

On September 25, 2006 UCB S.A. and UCB SP announced their intention to submit a takeover bid for the shares in SCHWARZ PHARMA AG. The announcement also included the consideration offered in the takeover bid. Within a few days, heavy trading led to the share price climbing from just over EUR 71.00 to EUR 91.00.

From an economic viewpoint, it can be presumed that the stock market price is no longer undistorted as of this date. As the UCB Group's takeover bid was higher than the stock market price at the time, rational market players bought shares in SCHWARZ PHARMA AG, leading to an immediate share price rally. In addition, speculations abounded as to a potentially higher cash compensation payment upon conclusion of a DPTA or in a possible subsequent squeeze-out, pushing the stock market price above the takeover bid price.

After the first acceptance period, which expired on December 8, 2006, the UCB Group had been offered 83.72% of SCHWARZ PHARMA AG's shares. During a second acceptance period, the UCB Group was offered more shares.

On January 11, 2007, the intention to conclude a domination and profit transfer agreement with UCB SP was announced in an ad hoc statement. At this time, some 12.4% of the shares were not yet held by the UCB Group. Hence there are no indications of the exceptional case of market constraints in the form of the 5% limit set by the Federal Constitutional Court (BVerfG April 27, 1999, ref. 1 BvR 1805/94). Likewise, there are no signs of price manipulation.

The number of shares traded and the change in price in the reference period prior to the announced conclusion of a domination and profit and loss transfer agreement on January 11, 2007 is illustrated below:



Share price development and trading volume 12.10.2006-11.01.2007
Trading volume (no. of shares)
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
105.00
100.00
95.00
90.00
85.00
Price (in EUR)
12.10.2006
19.10.2006
26.10.2006
02.11.2006
09.11.2006
16.11.2006
23.11.2006
30.11.2006
07.12.2006
14.12.2006
21.12.2006
28.12.2006
04.01.2007
11.01.2007

According to the German Financial Supervisory Authority [Bundesanstalt für Finanzdienstleistungsaufsicht, hereinafter also referred to as "**BaFin**"] the weighted average stock market price as of January 11, 2007, ran at EUR 93.10.

Basing the weighted average share market price on the three-month reference period prior to the announcement of the compensation conditions (we included the closing price as of March 21, 2007 as the last share price), it would have amounted to EUR 104.60 (source: Bloomberg).

The stock market price of the SCHWARZ PHARMA AG share climbed following the announcement that compensation would be paid. This increase was driven by a relatively low level of trading and can hardly be attributable to SCHWARZ PHARMA's operations, or any announcements or trends in the pharmaceutical industry in this period.

1.5 Summary of Findings Relating to the Stock Market Price

As explained above, the relevance of the stock market price in determining an adequate amount of compensation payable to outside shareholders is not questioned in prevailing court rulings.

In our deliberations on the relevant reference period, we believe that the stock market price did not remain unaffected by the announcement of the group formation. The stipulation of the compensation terms is not decisive. The announcement of the DPTA in itself leads to expectations as to compensation which may have a material impact upon the price of a share. As outlined in our comments on the development of the stock market price, the price rose sharply following the announcement of the group formation on January 11, 2007, without there being any specific reasons for an increase in the business value during this period. We concur in the opinion of the 20th Senate of the Stuttgart Higher Regional Court that it is appropriate to limit the three-month reference period to the date of announcement of the group formation. In our opinion, the majority of the literature on the subject also endorses this view. Hence, the relevant cut-off date on which the three-month period ends in January 11, 2007.

We based our calculation of the average stock market price on the weighted mean stock market price, thus acting in line with the most recent ruling of the Stuttgart Higher Regional Court and with the provisions of Sec. 5 (1) and (3) WpÜG-AngebotsVO for the comparable case of a minimum compensation payment for takeover and mandatory bids.

In the three-month period prior to January 11, 2007, the average market price of SCHWARZ PHARMA AG stock was **EUR 93.10** (source: BaFin).

2. Comparative Market Valuation

2.1 General

In order to test the plausibility of the discounted earnings value determined, a comparative market valuation (multiplier method) can be made in addition to a comparison with the stock market price. In practice, this method is often used to determine acquisition prices.

The multiplier method is based on multiples of performance indicators of a group of companies which are comparable to the business enterprise being valued (peer group). The multiples are calculated as ratios of the market price of peer group companies to their performance indicators and are applied to the business enterprise being valued.

Multiples incorporate capital market data to reflect the aggregated assessment of market participants as to longer term earnings expectations and business risk.

Critical factors in a comparative market valuation are the choice of forecast performance indicators such as revenues, EBITDA, EBIT or net profit, and the selection of the peer group.

As a rule, the following multiples are applicable in this valuation context:

- Market value of equity/annual net income or revenues
- Total business value/EBIT or EBITDA

Revenue multiples are often used in valuation practice because potential buyers hope to reap strategic advantages through rationalization and synergies which are not reflected in the projected earnings figures on a stand-alone basis. We therefore calculated a range of market values for SCHWARZ PHARMA's equity based on both EBIT and revenue multiples.

2.2 Selection of Peer Group

We identified potential peer group companies on the basis of their business models (researching pharmaceutical companies, areas of indications of the main products and development candidates) and geographical distribution (focus on Europe and the US).

2.3 Calculation of Multiples

The revenue and EBIT figures for the selected peer group companies for 2007 to 2009 are based on recent analysts' forecasts. The total business value of the peer group companies was calculated as their market value less interest-bearing liabilities.

Overall, the peer group multiples are as follows:

	Overall business value EBIT			Market value of equity/ Revenues		
	2007e	2008e	2009e	2007e	2008e	2009e
Minimum	8.6 x	7.8 x	6.3 x	1.0 x	1.0 x	1.0 x
Agerage	12.7 x	11.4 x	10.2 x	3.1 x	2.8 x	2.7 x
Maximum	20.9 x	19.3 x	15.8 x	5.0 x	4.5 x	4.2 x

Source: Bloomberg, E&Y-Analyse

The average EBIT-based multiples range between 10.2 and 12.7; the revenue-based multiples are between 2.7 and 3.1.

2.4 Range of Values Based on Multiples

Based on the projected EBIT figures of SCHWARZ PHARMA for 2007 to 2009, the abovementioned multiples ranges lead to the following market value ranges for the SCHWARZ PHARMA:


Entity value ranges based on EBIT-Multiples
2009
2008
2007
Average of Peer-Group
Enterprice value SCHWARZ PHARMA
0
500
1,000
1,500
2,000
2,500
3,000
3,500
in Mio. EUR

The business value we calculated for SCHWARZ PHARMA is considerably higher than the ranges derived from the valuation of EBIT multiples. This deviation results from the fact that the business value of SCHWARZ PHARMA is primarily based on earnings to be realized with current and future development candidates from 2009 onwards.

Based on the projected revenues of SCHWARZ PHARMA for 2007 to 2009, the abovementioned multiples ranges lead to the following market value ranges for the SCHWARZ PHARMA:


Entity value ranges based on Revenue-Multiples
2009
2008
2007
Average of Peer-Group
Discounted earnings value SCHWARZ PHARMA
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
in Mio. EUR

The discounted earnings value we calculated for SCHWARZ PHARMA lies within the upper third of the ranges derived from the valuation of revenue multiples.

E. DETERMINATION OF ADEQUATE COMPENSATION AND ADEQUATE GUARANTEED DIVIDEND

I. Adequate Compensation Pursuant to Sec. 305 AktG

Pursuant to Sec. 305 AktG, adequate compensation must be offered to outside shareholders when a domination and profit and loss transfer agreement is concluded. When calculating the adequate compensation amount, the business value of EUR 3,421.8m was divided by the total number of shares in the Company. This produces a value per share of EUR 70.13.

According to the rulings of the German Federal Constitutional Court, the stock market price represents the lower limit for the cash compensation. As the business value per share, at EUR 70.13, is less than the three-month average price of EUR 93.10 that we consider relevant (for information on the calculation please see D.V.1), the adequate cash compensation amounts to EUR 93.10.

II. Adequate Guaranteed Dividend Pursuant to Sec. 304 AktG

Pursuant to Sec. 304 (2) AktG, as an alternative to the compensation, the shareholder must be offered "no less than the amount which, considering the past profitability of the enterprise and its prospective profits after taking into account adequate depreciation and valuation allowances but without transfers to other revenue reserves, is likely to be distributable as the average share of profit per share."

Future earnings, which are usually subject to fluctuation, are condensed in the company's discounted earnings value, which represents the payments between the company and its shareholders, taking into account the timing of such payments. The legislator does not base the payment obligation on these future earnings which are ordinarily subject to fluctuation, but requires a fixed guaranteed dividend. Hence the fixed guaranteed dividend must account for fluctuations in earnings, although these are evened out by a uniform average amount.

This uniform average amount is calculated using an interest rate representing an annuity factor applied to the business value. The stock market price is not a suitable reference for this purpose as the anticipated distributable share of profit is being determined.

In a decision on July 21, 2003 (ref. II ZB 17/01, "Ytong decision"), the Federal Court of Justice specified that outside shareholders must be guaranteed a (fixed) dividend in the form of the anticipated average distributable gross profit per share less corporate income tax payable thereon (imputation system). The Federal Court of Justice also specified in this decision that the interest rate used to annuitize the business value must be the risk-adjusted capitalization rate.

We believe that the abovementioned decisions of the Federal Court of Justice cannot be fully applied in this instance. Due to the change in tax circumstances following the shift from the imputation system to the half-income method, corporate income has no material significance. Contrary to the opinion of the Federal Court of Justice, we did not make any distinction between operating and non-operating assets when annuitizing the business value and hence we included non-operating assets in calculating the guaranteed dividend.

The decision of the Federal Court of Justice also ignores the fact that the guaranteed dividend payments are more or less secure if a domination and profit and loss transfer agreement is concluded and therefore are not subject to the business risk of SCHWARZ PHARMA. In general, the outside shareholders ultimately bear the risk that the domination and profit and loss transfer agreement could be terminated, meaning that the guaranteed dividend would no longer apply, as well as the insolvency risk of the debtor. Article 5 (6) of the domination and profit transfer agreement stipulates that even when UCB SP terminates the agreement, each minority shareholder will again be entitled to the compensation payment. The minority shareholder does not, therefore, risk the depreciation of his shares during the term of the agreement. If the agreement is terminated, he/she may once again decide whether or not he/she wishes to remain a shareholder, thereby bearing entrepreneurial risk, or prefers to sell the shares on the defined terms.

The element of risk remaining is that of a possible default on the fixed guaranteed dividend. In Article 7 of the DPTA, UCB S.A., as the parent company of the UCB Group, undertakes to ensure that UCB SP is at all times able to meet its payment obligations under the domination and profit transfer agreement (letter of comfort).

The risk borne by the minority shareholders can therefore be presumed to be equal to the risk borne by the holder of a corporate bond as he/she only bears the credit risk of the party obliged to pay the guaranteed dividend (debtor). UCB S.A. can be regarded as the indirect debtor in this instance, meaning that we can base our calculation of the annuity factor on the credit risk of UCB S.A.

There is no risk assessment by a rating agency available for UCB S.A. Nor has UCB S.A. issued any bonds on the capital markets which could be used to perform a risk assessment. The credit risk can therefore only be derived from UCB S.A.'s current loan conditions.

Under an existing syndicated loan, UCB S.A. currently pays a variable interest rate dependent on certain covenants (KPIs). The base rate is the LIBOR or EURIBOR plus an initial margin of 150 bp until June 30, 2007. This margin is reduced in successive years if the company fulfills its repayment obligations and complies with the covenants (most importantly, net debt/ EBITDA). Compliance with these covenants is subject to the operational risk of UCB S.A. We have therefore based our determination of the risk premium on UCB S.A.'s current financial situation, arriving at a credit premium of 1.5%.

This credit premium on top of the fixed base rate of 4.25%, combined with a typical income tax burden of 35%, leads to an interest rate for the annuity of 3.738%.

In stipulating the guaranteed dividend payment (after corporate taxes), it must be considered that the cash inflows from this guaranteed dividend are taxed in accordance with the half-income method, i.e. based on half the typical income tax rate of 17.5%. The guaranteed dividend is therefore to be set such that the cash inflows after tax correspond to the amount that the shareholder would generate if the funds were reinvested in fixed-income securities.

As described above, the Federal Court of Justice has ruled that "in the profit and loss transfer agreement, the outside shareholders must be guaranteed as a (fixed) dividend pursuant to Sec. 304 (1) Sentence 1, (2) Sentence 1 AktG the anticipated average distributable profit per share less the corporate income tax (on distributions) payable by the company at the effective tax rate."

In accordance with our engagement, and in the absence of alternative first and second-instance decisions, in order to comply with the Federal Court of Justice's decisions, a gross guaranteed dividend was also determined based on the net guaranteed dividend determined in the valuation model, setting corporate income tax and the solidarity surcharge to zero. The portions of the guaranteed dividend subject to and not subject to German corporate income tax were also determined. For this purpose, the portion of the gross guaranteed dividend subject to corporate income tax and the solidarity surcharge was derived retrospectively from the difference between the gross and net guaranteed dividend. The portion of guaranteed dividend not subject to corporate income tax and the solidarity surcharge was the difference.

The amount of the adequate annual guaranteed dividend per share is shown below:

		Subject to corporate income tax	Not subject to corporate income tax	Total
Business value as of May 9, 2007 (EUR m)		765.4	2,656.4	3,421.8
x Annuity factor (after standardized income tax) (s.u.)	3.738%			
= Fictitious annual guaranteed dividend on all shares		28.6	99.3	127.9
Number of shares without treasury shares (in million)		48.8	48.8	48.8
Annual guaranteed dividend per share after personal income tax, corporate income tax, and solidarity surcharge (in EUR)		0.58	2.04	2.62
+ Standardized income tax (using half-credit method)	17.500%	0.13	0.43	0.56
Annual net guaranteed dividend per share before personal income tax, corporate income tax and solidarity surcharge (in EUR)		0.71	2.47	3.18
+ Corporate income tax and solidarity surcharge	26.375%	0.25	-	0.25
Annual gross guaranteed dividend per share before personal income tax, corporate income tax and solidarity surcharge (in EUR)		**0.96**	**2.47**	**3.43**

Based on the capital stock of SCHWARZ PHARMA comprising 49,254,981 shares, and allowing for the 463,070 treasury shares, the guaranteed divided per share is EUR 3.18 (net guaranteed dividend before personal income tax). The amount also includes an ongoing payment in the form of anticipated income from the investment of non-operating assets.

F. SUMMARY OF RESULTS

In accordance with our engagement, we calculated an objective business value in accordance with IDW Standard S 1, "Standards for the Valuation of Business Enterprises" of the Institute of Public Auditors in Germany dated October 18, 2005. We also determined an adequate amount of compensation in accordance with Sec. 305 AktG and an adequate guaranteed dividend in accordance with Sec. 304 AktG.

In keeping with the principles of IDW S 1, we functioned as neutral appraisers. As such, as of the valuation date of May 9, 2007 SCHWARZ PHARMA AG, Monheim, Germany, has an objective business value of

EUR 3,421.8m.

Based on 48,791,911 no-par value shares (excluding SCHWARZ PHARMA AG's treasury shares), the calculated value per share is EUR 70.13.

The average price in the three-month period leading up to the announcement of domination and profit transfer agreement on January 11, 2007, which we consider to be the relevant reference price, is EUR 93.10.

This is higher than the calculated business value per share and, in accordance with recent court rulings, is the lower limit for determining the compensation payment. The adequate cash compensation in accordance with Sec. 305 AktG is thus

EUR 93.10.

The adequate guaranteed dividend in accordance with Sec. 304 AktG is EUR 3.18 per no-par share (net guaranteed dividend). The elimination of corporate income tax and solidarity surcharge payable by the Company results in a gross guaranteed dividend of EUR 3.43.

Düsseldorf, Germany, March 22, 2007

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

[signed]	*[signed]*
Becker	Siebel
German Public Auditor	German Public Auditor

Exhibit I

Investment Structure



SCHWARZ PHARMA AG Monheim, Deutschland
SCHWARZ PHARMA Deutschland GmbH, Monheim, Deutschland
HOYER GmbH & Co. Monheim, Deutschland
Paul HOYER GmbH Monheim, Deutschland
Intermuti Pharma GmbH Monheim, Deutschland
Bredus GmbH Monheim, Deutschland
50%
Hoyer-Madaus GmbH & Co. KG Monheim, Deutschland
SP Produktions-verw.- GmbH Monheim, Deutschland
SP Produktions-GmbH Monheim, Deutschland
SANOL GmbH Monheim, Deutschland
2%
MELUSIN SCHWARZ GmbH Monheim, Deutschland
SCHWARZ & Co. Immobilienges. Zwickau, Deutschland
SCHWARZ & Co. Industriegeb.ges. Zwickau, Deutschland
SCHWARZ Vers.vermittlungs GmbH Monheim, Deutschland
SCHWARZ PHARMA Ltd. Chesham, GB
SCHWARZ Pharmaceuticals Ltd. , Chesham, GB
MEDO Pharmaceuticals Ltd. Chesham, GB
SCHWARZ PHARMA Employee Nominee Ltd
SCHWARZ PHARMA S.p.A. Mailand, Italien
98%
SANOL Medicinali Mailand, Italien
SCHWARZ PHARMA Ltd. Shannon, Irland
LABORATOIRES SCHWARZ PHARMA, S.A. Boulogne, Frankreich
SCHWARZ PHARMA AG, Münchenstein, Schweiz
SCHWARZ PHARMA Sp.z.o.o. Warschau, Polen
MELUSIN Arzneimittelges. Istanbul, Türkei
SCHWARZ PHARMA S.L. Madrid, Spanien
IFE, S.L. Madrid, Spanien
SCHWARZ PHARMA GmbH, Wien, Österreich
SCHWARZ PHARMA Lda., Lissabon, Portugal
SCHWARZ PHARMA o.o.o., Moskau, Russland
SCHWARZ PHARMA ApS, Frederiksberg, Denmark
SCHWARZ PHARMA Oy, Vantaa, Finland
SCHWARZ PHARMA AS, Oslo, Norway
SCHWARZ PHARMA AB, Stockholm, Sweden
SCHWARZ PHARMA BV, Den Haag, Netherlands
SCHWARZ PHARMA Benelux B.V. Arnheim, NL
SCHWARZ PHARMA MEPE, Athens, Greece
SCHWARZ PHARMA Holdings Inc. Wilmington, USA
SCHWARZ BioSciences Inc. RTP, Durham, USA
SCHWARZ PHARMA Inc. Milwaukee, USA
KREMERS URBAN Develop. Comp. Wilmington, USA
SRZ Properties Inc. Wilmington, USA
50%
50%
SCHWARZ PHARMA Manufacturing Inc. Seymour, USA
CPM Properties Inc., Wilmington, USA
KREMERS Urban LLC, Milwaukee, USA
SCHWARZ PHARMA LLC Milwaukee, USA
KUDCO Ireland, Ltd., Shannon, Ireland
75%
Zhuhai SCHWARZ PHARMA Comp. Ltd. , Zhuhai, VRC
SCHWARZ PHARMA Hong Kong Ltd. Hong Kong, VRC
SCHWARZ PHARMA Macao, VRC
SCHWARZ PHARMA Inc. Manila, Philippines
99,96%
SCHWARZ PHARMA Korea Ltd. Seoul, Korea
SCHWARZ PHARMA K.K. Tokio, Japan
SCHWARZ BioSciences GmbH Monheim, Deutschland
Investments without percentage indication = 100%
Company not consolidated
SCHWARZ PHARMA Pension Trust e.V., Off-Balance

ERNST & YOUNG

GLOSSARY

adjunctive therapy	Treatment that is used in addition to or together with the primary treatment
agonist	Substance that binds to a receptor and triggers a physiological response
angina pectoris	Recurring pain or discomfort in the chest that happens when some part of the heart does not receive enough blood
antagonist	Substance that binds to a receptor and inhibits the normal physiological response
anticholinergic substance	Substance which serves to reduce the effects mediated by acetylcholine in the central and the peripheral nervous system
anti-convulsants	Drugs that belong to a diverse family of pharmaceuticals which are used in prevention of the occurrence of epileptic seizures
anti-epileptic agent	Drugs used in prevention of the occurrence of epileptic seizures
antimuscarinic agent	Substance that binds to muscarinic receptors (a subgroup of acetylcholine receptors) and have a anti-cholinergic function
benzodiacepine	Class of psychoactive drugs considered as minor tranquilizers with varying hypnotic, sedative, anxiolytic, anticonvulsant, muscle relaxant and amnesic properties
bonus-malus system	Merit pricing system
bulk-manufacturing	Production of unpackaged commodity
compliance	Patient adherence referring to doctor's instructions

ERNST & YOUNG

coronary heart disease	Reduction of blood flow in the heart caused by the narrowing or blocking of the coronary vessels
decarboxylase inhibitor	Substance which prevents the metabolism of levodopa prior to crossing the blood-brain barrier
dopamine	Substance naturally produced in the body, which functions as a transmitter of the central nervous system and activates dopamine receptors
dopamine agonist	Substance, which stimulates dopamine receptors and triggers a dopaminergic reaction
generic	Drug containing the same active ingredient after expiration of the patent for the original active ingredient
gold standard	Current standard therapy
incidence	Number of new cases of an illness diagnosed or reported during a stated time, usually one year
levodopa	An intermediate in the dopamine biosynthesis used as a prodrug of dopamine since it is able to cross the blood-brain barrier
NCE business	SCHWARZ PHARMA's business comprising the innovative „New Chemical Entity"-drugs rotigotine, fesoterodine and lacosamide
neuropathy	Disease that affects the neurons of the nervous system
NME	Structurally novel active substance
nonergoline substance	Substance structurally similiar to dopamine, but not related to alkaloids
opioid	Substance used for pain relief

ERNST & YOUNG

OTC-business	Over-the-counter medicines that may be sold without a prescription and without a visit to a medical professional, used for self-medication
placebo	Inactive substance, which is administered as if it were a therapy
prevalence	Number of current cases of a condition or illness at one time
primary care	Care provided by physicians specifically trained for and skilled in first contact and continuing care for persons with any undiagnosed sign, symptom, or health concern
primary variable/ primary end point	Variable parameter capable of providing the most clinically relevant and convincing evidence directly related to the primary objective of the clinical trial
progredient	Progressive (symptoms grow worse over time)
proton pump inhibitor	Drug acting by blocking a certain proton system and reducing gastric acid secretion
refraktory epilepsy	Medically uncontrolled epilepsy where patients have failed to respond to treatment options
transdermal	Through the skin

[Translator's notes are in square brackets]

General Engagement Terms

for

Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften

[German Public Auditors and Public Audit Firms]
as of January 1, 2002

This is an English translation of the German text, which is the sole authoritative version

1. Scope

(1) These engagement terms are applicable to contracts between Wirtschaftsprüfer [German Public Auditors] or Wirtschaftsprüfungsgesellschaften [German Public Audit Firms] (hereinafter collectively referred to as the "Wirtschaftsprüfer") and their clients for audits, consulting and other engagements to the extent that something else has not been expressly agreed to in writing or is not compulsory due to legal requirements.

(2) If, in an individual case, as an exception contractual relations have also been established between the Wirtschaftsprüfer and persons other than the client, the provisions of No. 9 below also apply to such third parties.

2. Scope and performance of the engagement

(1) Subject of the Wirtschaftsprüfer's engagement is the performance of agreed services - not a particular economic result. The engagement is performed in accordance with the Grundsätze ordnungsmäßiger Berufsausübung [Standards of Proper Professional Conduct]. The Wirtschaftsprüfer is entitled to use qualified persons to conduct the engagement.

(2) The application of foreign law requires - except for financial attestation engagements - an express written agreement.

(3) The engagement does not extend - to the extent it is not directed thereto -to an examination of the issue of whether the requirements of tax law or special regulations, such as, for example, laws on price controls, laws limiting competition and Bewirtschaftungsrecht [laws controlling certain aspects of specific business operations] were observed; the same applies to the determination as to whether subsidies, allowances or other benefits may be claimed. The performance of an engagement encompasses auditing procedures aimed at the detection of the defalcation of books and records and other irregularities only if during the conduct of audits grounds therefor arise or if this has been expressly agreed to in writing.

(4) If the legal position changes subsequent to the issuance of the final professional statement, the Wirtschaftsprüfer is not obliged to inform the client of changes or any consequences resulting therefrom.

3. The client's duty to inform

(1) The client must ensure that the Wirtschaftsprüfer - even without his special request - is provided, on a timely basis, with all supporting documents and records required for and is informed of all events and circumstances which may be significant to the performance of the engagement. This also applies to those supporting documents and records, events and circumstances which first become known during the Wirtschaftsprüfer's work.

(2) Upon the Wirtschaftsprüfer's request, the client must confirm in a written statement drafted by the Wirtschaftsprüfer that the supporting documents and records and the information and explanations provided are complete.

4. Ensuring independence

The client guarantees to refrain from everything which may endanger the independence of the Wirtschaftsprüfer's staff This particularly applies to offers of employment and offers to undertake engagements on one's own account.

5. Reporting and verbal information

If the Wirtschaftsprüfer is required to present the results of his work in writing, only that written presentation is authoritative. For audit engagements the long-form report should be submitted in writing to the extent that nothing else has been agreed to. Verbal statements and information provided by the Wirtschaftsprufer's staff beyond the engagement agreed to are never binding.

6. Protection of the Wirtschaftsprüfer's intellectual property

The client guarantees that expert opinions, organizational charts, drafts, sketches, schedules and calculations - expecially quantity and cost computations - prepared by the Wirtschaftsprüfer within the scope of the engagement will be used only for his own purposes.

7. Transmission of the Wirtschaftsprüfer's professional statement

(1) The transmission of a Wirtschaftsprüfer's professional statements (long-form reports, expert opinions and the like) to a third party requires the Wirtschaftsprüfer's written consent to the extent that the permission to transmit to a certain third party does not result from the engagement terms. The Wirtschaftsprüfer is liable (within the limits of No. 9) towards third parties only if the prerequisites of the first sentence are given.

(2) The use of the Wirtschaftsprüfer's professional statements for promotional purposes is not permitted; an infringement entitles the Wirtschaftsprüfer to immediately cancel all engagements not yet conducted for the client.

8. Correction of deficiencies

(1) Where there are deficiencies, the client is entitled to subsequent fulfillment [of the contract]. The client may demand a reduction in fees or the cancellation of the contract only for the failure to subsequently fulfill [the contract]; if the engagement was awarded by a person carrying on a commercial business as part of that commercial business, a government-owned legal person under public law or a special government-owned fund under public law, the client may demand the cancellation of the contract only if the services rendered are of no interest to him due to the failure to subsequently fulfill [the contract]. No. 9 applies to the extent that claims for damages exist beyond this.

(2) The client must assert his claim for the correction of deficiencies in writing without delay. Claims pursuant to the first paragraph not arising from an intentional tort cease to be enforceable one year after the commencement of the statutory time limit for enforcement.

(3) Obvious deficiencies, such as typing and arithmetical errors and formelle Mangel [deficiencies associated with technicalities] contained in a Wirtschaftsprüfer's professional statements (long-form reports, expert opinions and the like) may be corrected - and also be applicable versus third parties -by the Wirtschaftsprüfer at any time. Errors which may call into question the conclusions contained in the Wirtschaftsprufer's professional statements entitle the Wirtschaftsprüfer to withdraw - also versus third parties - such statements. In the cases noted the Wirtschaftsprüfer should first hear the client, if possible.

9. Liability

(1) The liability limitation of § ["Article"] 323 (2)["paragraph 2"] HGB ["Handelsgesetzbuch": German Commercial Code] applies to statutory audits required by law

(2) Liability for negligence; An individual case of damages If neither No. 1 is applicable nor a regulation exists in an individual case, pursuant to § 54a (1) no. 2 WPO ["Wirtschaftsprüferordnung": Law regulating the Profession of Wirtschaftsprüfer] the liability of the Wirtschaftsprüfer for claims of compensatory damages of any kind - except for damages resulting from injury to life, body or health - for an individual case of damages resulting from negligence is limited to € 4 million; this also applies if liability to a person other than the client should be established. An individual case of damages also exists in relation to a uniform damage arising from a number of breaches of duty. The individual case of damages encompasses all consequences from a breach of duty without taking into account whether the damages occurred in one year or in a number of successive years. In this case multiple acts or omissions of acts based on a similar source of error or on a source of error of an equivalent nature are deemed to be a uniform breach of duty if the matters in question are legally or economically connected to one another. In this event the claim against the Wirtschaftsprüfer is limited to € 5 million. The limitation to the fivefold of the minimum amount insured does not apply to compulsory audits required by law.

(3) Preclusive deadlines

A compensatory damages claim may only be lodged within a preclusive deadline of one year of the rightful claimant having become aware of the damage and of the event giving rise to the claim - at the very latest, however, within 5 years subsequent to the event giving rise to the claim. The claim expires if legal action is not taken within a six month deadline subsequent to the written refusal of acceptance of the indemnity and the client was informed of this consequence. The right to assert the bar of the preclusive deadline remains unaffected. Sentences 1 to 3 also apply to legally required audits with statutory liability limits.

10. Supplementary provisions for audit engagements

(1) A subsequent amendment or abridgement of the financial statements or management report audited by a Wirtschaftsprüfer and accompanied by an auditor's report requires the written consent of the Wirtschaftsprüfer even if these documents are not published. If the Wirtschaftsprüfer has not issued an auditor's report, a reference to the audit conducted by the Wirtschaftsprüfer in the management report or elsewhere specified for the general public is permitted only with the Wirtschaftsprüfer's written consent and using the wording authorized by him.

(2) If the Wirtschaftsprüfer revokes the auditor's report, it may no longer be used. If the client has already made use of the auditor's report, he must announce its revocation upon the Wirtschaftsprüfer's request.

(3) The client has a right to 5 copies of the long-form report. Additional copies will be charged for separately.

11. Supplementary provisions for assistance with tax matters

(1) When advising on an individual tax issue as well as when furnishing continuous tax advice, the Wirtschaftsprüfer is entitled to assume that the facts provided by the client - especially numerical disclosures - are correct and complete; this also applies to bookkeeping engagements. Nevertheless, he is obliged to inform the client of any errors he has discovered.

(2) The tax consulting engagement does not encompass procedures required to meet deadlines, unless the Wirtschaftsprüfer has explicitly accepted the engagement for this. In this event the client must provide the Wirtschaftsprüfer, on a timely basis, all supporting documents and records - especially tax assessments - material to meeting the deadlines, so that the Wirtschaftsprüfer has an appropriate time period available to work therewith.

(3) In the absence of other written agreements, continuous tax advice encompasses the following work during the contract period:

a) preparation of annual tax returns for income tax, corporation tax and business tax, as well as net worth tax returns on the basis of the annual financial statements and other schedules and evidence required for tax purposes to be submitted by the client

b) examination of tax assessments in relation to the taxes mentioned in (a)

c) negotiations with tax authorities in connection with the returns and assessments mentioned in (a) and (b) d) participation in tax audits and evaluation of the results of tax audits with respect to the taxes mentioned in (a) e) participation in Einspruchs- und Beschwerdeverfahren [appeals and complaint procedures] with respect to the taxes mentioned in (a). In the afore-mentioned work the Wirtschaftsprüfer takes material published legal decisions and administrative interpretations into account.

(4) If the Wirtschaftsprüfer receives a fixed fee for continuous tax advice, in the absence of other written agreements the work mentioned under paragraph 3 (d) and (e) will be charged separately.

(5) Services with respect to special individual issues for income tax, corporate tax, business tax, valuation procedures for property and net worth taxation, and net worth tax as well as all issues in relation to sales tax, wages tax, other taxes and dues require a special engagement. This also applies to:

a) the treatment of nonrecurring tax matters, e. g. in the field of estate tax, capital transactions tax, real estate acquisition tax

b) participation and representation in proceedings before tax and administrative courts and in criminal proceedings with respect to taxes, and

c)the granting of advice and work with respect to expert opinions in connection with conversions of legal form, mergers, capital increases and reductions, financial reorganizations, admission and retirement of partners or shareholders, sale of a business, liquidations and the like.

(6) To the extent that the annual sales tax return is accepted as additional work, this does not include the review of any special accounting prerequisites nor of the issue as to whether all potential legal sales tax reductions have been claimed. No guarantee is assumed for the completeness of the supporting documents and records to validate the deduction of the input tax credit.

12. Confidentiality towards third parties and data security

(1) Pursuant to the law the Wirtschaftsprüfer is obliged to treat all facts that he comes to know in connection with his work as confidential, irrespective of whether these concern the client himself or his business associations, unless the client releases him from this obligation.

(2) The Wirtschaftsprüfer may only release long-form reports, expert opinions and other written statements on the results of his work to third parties with the consent of his client.

(3) The Wirtschaftsprüfer is entitled - within the purposes stipulated by the client - to process personal data entrusted to him or allow them to be processed by third parties.

13. Default of acceptance and lack of cooperation on the part of the client

If the client defaults in accepting the services offered by the Wirtschaftsprüfer or if the client does not provide the assistance incumbent on him pursuant to No. 3 or otherwise, the Wirtschaftsprüfer is entitled to cancel the contract immediately. The Wirtschaftsprüfer's right to compensation for additional expenses as well as for damages caused by the default or the lack of assistance is not affected, even if the Wirtschaftsprüfer does not exercise his right to cancel.

14. Remuneration

(1) In addition to his claims for fees or remuneration, the Wirtschaftsprüfer is entitled to reimbursement of his outlays: sales tax will be billed separately. He may claim appropriate advances for remuneration and reimbursement of outlays and make the rendering of his services dependent upon the complete satisfaction of his claims. Multiple clients awarding engagements are jointly and severally liable.

(2) Any set off against the Wirtschaftsprüfer's claims for remuneration and reimbursement of outlays is permitted only for undisputed claims or claims determined to be legally valid.

15. Retention and return of supporting documentation and records

(1) The Wirtschaftsprüfer retains, for seven years, the supporting documents and records in connection with the completion of the engagement - that had been provided to him and that he has prepared himself - as well as the correspondence with respect to the engagement.

(2) After the settlement of his claims arising from the engagement, the Wirtschaftsprüfer, upon the request of the client, must return all supporting documents and records obtained from him or for him by reason of his work on the engagement. This does not, however, apply to correspondence exchanged between the Wirtschaftsprüfer and his client and to any documents of which the client already has the original or a copy. The Wirtschaftsprüfer may prepare and retain copies or photocopies of supporting documents and records which he returns to the client.

16. Applicable law

Only German law applies to the engagement, its conduct and any claims arising therefrom.

REPORT
ON THE AUDIT
OF THE DOMINATION AND PROFIT TRANSFER
AGREEMENT BETWEEN

Convenience Translation

UCB SP GmbH,
Monheim,

and

Schwarz Pharma Aktiengesellschaft,
Monheim,

pursuant to § 293 b para. 1 AktG

This document is a translation of the report „Bericht über die Prüfung des Beherrschungs- und Gewinnabführungsvertrags zwischen der UCB SP GmbH, Monheim, und der Schwarz Pharma Aktiengesellschaft, Monheim, gemäß § 293 b Abs. 1 AktG" which was written in German. The translation was performed by a professional translator. Warth & Klein GmbH does not assume any responsibility for the correctness of the translation. The German version is authoritative for decisionmaking purposes.

WARTH & KLEIN
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT

Table of Contents

Index of Annexes

All of the calculations presented in this Report were calculated with places after the decimal point, even if they are shown for purposes of better comprehension without the places after the decimal point. For this reason, the addition of values in tables can lead to discrepancies in the subtotals or the overall totals.

List of Abbreviations

AG	Stock Corporation [*Aktiengesellschaft*]
AktG	German Stock Corporations Act
AKU	Workgroup on Valuation of Enterprises
BaFin	German Federal Financial Supervisory Authority
BGH	German Federal Court of Justice [*Bundesgerichtshof*]
BVerfG	German Federal Constitutional Court
BVerfGE	Collection of Decisions of the German Federal Constitutional Court [*Bundesverfassungsgericht*]
CAPM	Capital Asset Pricing Model
CDAX	Composite German Stock Index
cf,	confer
CIS	Commonwealth of Independent States
DAX	German Stock Index
DB	Der Betrieb [publication on German tax and corporate law]
DCF	Discounted Cash Flow
Ed.	Edition
e.g.	for example
e.V.	Registered Association
EBIT	Earnings before interest and taxes
EMEA	European Medicines Agency
et seq.	and the following
EUR	Euro
FAUB	Expert committee for company valuation and business administration [Fachausschuss für Unternehmensbewertung und Betriebswirtschaft]
FDA	Food and Drug Administration
ff.	And the following
GG	German Basic Law
GmbH	Company with limited liability [*Gesellschaft mit beschränkter Haftung*]
GSK	Glaxo Smith Kline plc.
HGB	German Commercial Code [*Handelsgesetzbuch*]
IDW	Institute of Accountants in Germany e.V. [*Institut der Wirtschaftsprüfer in Deutschland e. V.*]

IDW S 1	IDW Standard: for performing company valuations dated 18 October 2005 [*Grundsätze zur Durchführung von Unternehmensbewertungen*]
IFRS	International Financial Reporting Standards
Inc.	Incorporated
KGaA	Limited Partnership based on shares [*Kommanditgesellschaft auf Aktien*]
KSt	German Corporate Income Tax [*Körperschaftsteuer*]
Ltd.	Limited Company
m / mio.	Million(s)
NCE	New Chemical Entity
NI	Net Income
no.	number
NZG	Neue Zeitschrift für Gesellschaftsrecht [publication on German corporate law]
OLG	Higher Regional Court (Oberlandesgericht)
p.a.	per annum
para.	paragraph
Rd.	marginal number
RLS	Restless Legs Syndrome
S.A.	Société Anonyme
sol	Solidarity Surcharge [*Solidaritätszuschlag*]
typ.	typified
UK	United Kingdom
USA	United States of America
USD	US Dollar
WACC	weighted average cost of capital
WpHG	German Securities Trading Act [*Wertpapierhandelsgesetz*]
WpÜG-AngebotsVO	German Securities Acquisition and Takeover Act – Ordinance on Bids [*Wertpapiererwerbs- und Übernahmegesetz – Angebotsverordnung*]

A. ENGAGEMENT AND EXECUTION OF THE ENGAGEMENT

The

UCB SP GmbH,
Monheim,

as the majority participating company and

Schwarz Pharma Aktiengesellschaft,
Monheim,
(hereinafter also "Schwarz Pharma AG" or "Company"),

as the majority held company concluded a Domination and Profit Transfer Agreement on 22 March 2007 pursuant to § 291 para. 1 AktG. The Domination and Profit Transfer Agreement will be presented to the extraordinary shareholders meeting of Schwarz Pharma AG on 08 and 09 May 2007 respectively for approval.

Upon joint application of the management of UCB SP GmbH and the management board of Schwarz Pharma AG, the District Court in Düsseldorf selected and appointed us to be the joint auditor of the intended Domination and Profit Transfer Agreement in an order dated 12 January 2007 pursuant to §§ 293 b, 293 c, 293 d AktG (Annex 1).

The subject of our audit is the Domination and Profit Transfer Agreement dated 22 March 2007.

Particularly the following documents were available for our audit:

- Domination and Profit Transfer Agreement between UCB SP GmbH and Schwarz Pharma AG dated 22 March 2007 (Annex 2);
- Comfort Letter of UCB S.A. vis-à-vis UCB SP GmbH, dated 22 March 2007;
- Joint report of the management board of Schwarz Pharma AG and the Management of UCB SP GmbH on the Domination and Profit Transfer Agreement between Schwarz Pharma AG and UCB SP GmbH pursuant to § 293 a AktG dated 22 March 2007 (hereinafter, also the "Joint Report");

- Valuation report of Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft (hereinafter also "Ernst & Young" or the "appraiser") dated 22 March 2007 on the determination of the business value of Schwarz Pharma AG as of 9 May 2007;

- Projected Profit and Loss, Balance Sheet and Cash Flow-Statements of Schwarz Pharma AG for the fiscal years 2007 to 2009 approved by the management board of Schwarz Pharma AG in January 2007;

- Documents on the company analysis for the years 2006 to 2016 of Schwarz Pharma AG;

- Documents for evaluating the pipeline products of Schwarz Pharma AG, status January 2007;

- Documents on the identification and quantification of synergies connected with the takeover of Schwarz Pharma AG by the UCB group.

- Excerpt from the Commercial Register of Schwarz Pharma AG (Status 21 March 2007) and of UCB SP GmbH (Status 22 March 2007);

- Articles of Association of Schwarz Pharma AG (Status 12 January 2007) and of UCB SP GmbH (Status 20 December 2006);

- Minutes of meetings of the supervisory board of Schwarz Pharma AG dated 23 March 2004 through 23 February 2007;

- Minutes of meetings of the management board of Schwarz Pharma AG dated 12 January 2004 through 20 March 2007;

- Individual and corporate group financial statements and management reports of Schwarz Pharma AG for the years 2004 through 2006;

- Reports of Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft on the audit of the corporate group management report as well as the corporate group financial statements of Schwarz Pharma AG for the fiscal years 2004 through 2006.

In addition, we have referred to publicly available information as well as capital market data.

The valuation report of the appraiser, the Joint Report of the management board of Schwarz Pharma AG and the Management of UCB SP GmbH as well as the Domination and Profit Transfer Agreement were provided to us before signing as (preliminary) drafts.

All requested information and evidence were presented to us. The management board of Schwarz Pharma AG, the Management of UCB SP GmbH and the management board of UCB S.A. each provided us with a declaration of completeness stating that all information and documents which were relevant for our audit were provided to us and that these items were correct.

For the purpose of our audit, we observed the applicable statement of the Institute of Accountants in Germany e.V., Düsseldorf, IDW standard: Principles on Conducting Valuations of Enterprises dated 18 October 2005 (IDW S 1).

We began our audit after the court appointment on 12 January 2007 and carried it out until 23 March 2007. We received the corporate planning which served as a basis for the valuation as well as the working papers on the valuation, and we tested these in discussions with representatives of Schwarz Pharma AG and the appraiser with regard to their plausibility. We carried out further actions for purposes of the audit in the offices of Schwarz Pharma AG in Monheim and also in our offices in Düsseldorf, especially with regard to the follow-up calculation of the valuation and the audit of the methodological consistency of the valuation model.

If there were any material changes affecting the calculation of the guaranteed dividend and the compensation during the period between the conclusion of our audit on 23 March 2007 and the date of the resolution of the extraordinary shareholders meeting of Schwarz Pharma AG on 08/09 May 2007, these would subsequently have to be taken into account.

We expressly draw attention to the fact that we did not carry out an audit of the accounting, the annual financial statements or the management of the participating companies. Such audits were not subject of our audit of the contract. Compliance by the corporate group and the Schwarz Pharma AG financial statements for the dates 31 December 2004, 31 December 2005 and 31 December 2006 with the respective legal requirements has been certified without any restriction by the auditor for the financial statements to the extent that these were audited. With regard to the completeness of the financial statements and compliance with valuation requirements for balance sheet purposes, we, therefore, assume that the documents presented to us are correct.

The General Engagement Terms for German Public Auditors and Public Audit Firms as of 1 January 2002, attached as Annex 3, apply to the conduct of our engagement and our responsibility, also with regard to third parties. Our liability is determined pursuant to no. 9 of the General Engagement Terms. With regard to third parties, no. 1 para. 2 and no. 2 of the General Engagement Terms are authoritative. When using our report for purposes other than those upon which the mandate was based, care must be taken that the above General Terms and Conditions of Mandate also apply in these circumstances.

B. SUBJECT AND SCOPE OF THE CONTRACT AUDIT PURSUANT TO § 293 B AKTG UND § 293 E AKTG

The subject and scope of the audit of the contract follows from § 293 b and 293 e AktG. Pursuant to § 293 b para. 1 AktG, the subject of our audit is the Domination and Profit Transfer Agreement. The emphasis of the audit is the evaluation of the reasonableness of the guaranteed dividend (§ 304 AktG) and the compensation (§ 305 AktG). Details on the content of the audit report on the contract are set forth under § 293 e para. 1 AktG. Accordingly, the auditor of the contract must report in writing about the results of its audit. The contract audit report must conclude with a declaration about whether the proposed guaranteed dividend and the compensation are adequate. The contract audit report must state in this regard:

1. The methods according to which the guaranteed dividend and the compensation were determined,

2. the reasons why the application of these methods are reasonable,

3. which guaranteed dividends or which compensation results under the application of various methods, if various methods have been applied; at the same time it must be stated which weight the various methods have in determining the proposed guaranteed dividend or the proposed compensation and the degree to which value is placed on each of them and which specific difficulties arose during the valuation of the enterprises involved in the agreement.

The reasonableness of the guaranteed dividend and the compensation can be evaluated on the basis of an audit of the valuation of Schwarz Pharma AG which presents the basis for determining the guaranteed dividend and the compensation. The contract auditor must examine the valuation upon which the determination of the guaranteed dividend and the compensation were based with regard to its methodological consistency and premises concerning content. Based on the evaluation of a forward looking analytical corporate appraisal, what must be especially examined is whether the parameters relevant for the value have been properly determined and whether the planned future results appear plausible. To the extent that stock exchange prices have been used for the valuation, the determination of the stock exchange prices must be evaluated.

To the extent that the consent of the shareholders meeting to the corporate group agreement is required, pursuant to § 293 a AktG, the management board of each stock corporation participating in the corporate group agreement must prepare a detailed written report in which the conclusion of the corporate group agreement, the contract in its details, especially the type and amount of the guaranteed dividend pursuant to § 304 AktG and the compensation pursuant to § 305 AktG are explained and reasoned both legally and economically. Any particular difficulties in the valuation of the enterprises concluding the contract as well as the consequences for the participations of shareholders must be pointed out. According to an application by analogy of § 293 a para. 1 sentence 1 AktG, the management board of Schwarz Pharma AG and the Management of UCB SP GmbH have jointly prepared the Joint Report.

The completeness and correctness of the Joint Report dated 22 March 2007 were not the subject of our audit, just as the advisability of the Domination and Profit Transfer Agreement was not the subject. To the extent that the Joint Report explains and supports the amount of the guaranteed dividend and the compensation, however, we have used it as an important document for the audit and appraisal of the reasonableness of the guaranteed dividend and the compensation.

C. AUDIT OF THE DOMINATION AND PROFIT TRANSFER AGREEMENT

I. Content of the Domination and Profit Transfer Agreement

We have examined the Domination and Profit Transfer Agreement dated 22 March 2007 (hereinafter, also the "Agreement") pursuant to § 293 b AktG. In doing this, we also took into account the explanations in Sections D and E of the Joint Report of the management board of Schwarz Pharma AG and the management of UCB SP GmbH on the Domination and Profit Transfer Agreement dated 22 March 2007.

The necessary content required by §§ 291 para. 1 sentence 1, 299, 302 para. 1, 304 para. 1 sentence 2, 305 para. 1 AktG is contained in the Domination and Profit Transfer Agreement dated 22 March 2007 presented to us for audit.

Specifically, the Domination and Profit Transfer Agreement contains the following:

1. Participating Companies

The name and registered office of the participating companies are mentioned in the Agreement.

2. Management

Pursuant to § 1 of the Agreement, Schwarz Pharma AG submits the management of its company to UCB SP GmbH. UCB SP GmbH is entitled to issue instructions to the management board of Schwarz Pharma AG with regard to the management of the Company. UCB SP GmbH cannot issue the instruction to the management board of Schwarz Pharma AG to change the Agreement, to maintain it or to terminate it. These regulations correspond to the requirements in §§ 291 para. 1 sentence 1, 299 AktG.

3. Transfer of Profits

Schwarz Pharma AG is obligated to transfer its entire profits to UCB SP GmbH. Subject to the creation or dissolution of reserves in accordance with § 2 para. 2 of the Agreement, the annual net income which would accrue without the profit transfer, reduced by a possible loss carried forward from the preceding year and the amount to be allocated to the statutory reserve, must be transferred.

The regulation corresponds to the requirements of §§ 291 para. 1, 301 AktG.

4. Assumption of Losses

Pursuant to § 3 para. 1 of the Agreement, UCB SP GmbH is obligated to compensate Schwarz Pharma AG pursuant to the provisions in § 302 AktG for each annual net loss that would otherwise arise during the term of this Agreement, unless such loss is compensated for by withdrawing , in accordance with § 2 para. 2 sentence 2, amounts from the other profit reserves that have been allocated to them during the term of the Agreement. This regulation corresponds to the requirements in § 302 para. 1 AktG.

5. Guaranteed Dividend

UCB SP GmbH guarantees in § 4 of the Agreement to the outside shareholders of Schwarz Pharma AG for the term of the Agreement that there will be payment of an adequate guaranteed dividend in the gross amount of 3.43 EUR per no-par value share for each full financial year minus German corporate income tax and solidarity surcharge which Schwarz Pharma AG must pay for this amount according to the respective rate applicable to each of these taxes for the financial years concerned. The deduction is to be calculated only on the basis of the pro rata guaranteed dividend of 0.96 EUR per no-par value share, included in the gross amount, arising from profits subject to German corporate income tax plus solidarity surcharge.

The guaranteed dividend shall be granted beginning with the financial year in which the Agreement takes effect. If the Agreement terminates during a financial year of Schwarz Pharma AG or if, during the term for which the obligation to transfer profits applies, Schwarz Pharma AG forms a short financial year, the guaranteed dividend shall be reduced *pro rata temporis* (§ 4 para. 4 of the Agreement).

In the event of an increase of the share capital of Schwarz Pharma AG by way of conversion of the company's funds in return for the issuance of new shares, the guaranteed dividend per share shall decrease in such way that the total amount of the guaranteed dividend remains unchanged. If the share capital of Schwarz Pharma AG is increased by means of a contribution in cash or in kind, the rights arising from § 4 of the Agreement shall also apply for the shares resulting from the capital increase subscribed to by outside shareholders. (§ 4 para. 6 of the Agreement).

In the case that proceedings concerning the adequacy of the guaranteed dividend [Spruchverfahren] pursuant to the respective Act [Spruchverfahrensgesetz] are initiated and the court determines a higher guaranteed dividend by non-appealable decision, the outside shareholders shall be entitled to request a corresponding supplement to the guaranteed dividend they have received, even if they have already tendered their shares in return for compensation. Likewise, all outside shareholders shall be treated equally if UCB SP GmbH, in a settlement to avert or terminate proceedings concerning the adequacy of the guaranteed dividend [Spruchverfahren] pursuant to the German Act on Appraisal Proceedings [Spruchverfahrensgesetz], agrees to a higher guaranteed dividend vis-à-vis a Schwarz Pharma AG shareholder (§ 4 para. 7 of the Agreement).

The regulation on the guaranteed dividend is in accordance with § 304 AktG. With regard to the determination of the guaranteed dividend, we refer to Section C.III.2.

6. Compensation

Upon demand of an outside shareholder of Schwarz Pharma AG, UCB SP GmbH shall acquire his shares in return for a cash compensation of 104.60 EUR per share (§ 5 para. 1 of the Domination and Profit Transfer Agreement).

The obligation of UCB SP GmbH to acquire the shares is limited to a specific period of time. The period of time shall expire two months after the date on which the registration of the Agreement in the Commercial Register of Schwarz Pharma AG is announced in accordance with § 10 HGB. An extension of the time period under § 305 para. 4 sentence 3 AktG shall remain unaffected (§ 5 para. 2 of the Agreement).

If, prior to expiration of the time period defined in § 5 para. 2 of the Agreement, the share capital of Schwarz Pharma AG is increased by way of conversion of the company's funds in return for the issuance of new shares, the compensation per share shall decrease in such a way that the total amount of the compensation remains the same. If , prior to the expiration of such time period, the share capital of Schwarz Pharma AG is increased by means of a contribution in cash or kind, the rights arising under § 5 of the Agreement shall also apply to the shares resulting from the capital increase subscribed to by outside shareholders (§ 5 para. 4 of the Agreement).

In the case that proceedings concerning the adequacy of the compensation [Spruchverfahren] pursuant to the German Act on Appraisal Proccedings [Spruchverfahrensgesetz] are initiated and the court determines an increased compensation by a non-appealable decision, the outside shareholders shall be entitled to request a corresponding supplement to the compensation they have received, even if they have already tendered their shares in return for compensation. Likewise, all outside shareholders shall be treated equally if UCB SP GmbH, in a settlement to avert or terminate proceedings concerning the adequacy of the compensation [Spruchverfahren] pursuant to the German Act on Appraisal Proceedings [Spruchverfahrensgesetz], agrees to a higher compensation vis-à-vis a Schwarz Pharma AG shareholder (§ 5 para. 5 of the Agreement).

The regulation on compensation is in accordance with § 305 AktG.

The Agreement contains the provision that if the Agreement is terminated by UCB SP GmbH at time in which the time period for acceptance of the compensation has expired, each outside shareholder of Schwarz Pharma AG is entitled to sell his shares for 104.60 EUR per share to UCB SP GmbH and UCB SP GmbH is obligated to purchase these shares (§ 5 para. 6 of the Agreement). This amount equals the cash compensation defined in § 5 para. 1 of the Agreement. This right of the shareholder to sell his shares is limited to a specific period of time. The period of time shall expire two months after the date on which the registration of the termination of this Agreement in the Commercial Register of Schwarz Pharma AG has been announced. The stipulated compensation in the event of a termination of the Agreement by UCB SP GmbH as stated above, does not constitute a statutory requirement.

With regard to the determination of a compensation, we refer to Section C.III.3.

7. Effectiveness and Term

The effectiveness and the term of the Domination and Profit Transfer Agreement are set forth in § 6 of the Agreement. The effectiveness depends on the consent of the shareholders' meeting of Schwarz Pharma AG and the shareholders meeting of UCB SP GmbH as well as the subsequent registration of the Agreement in the Commercial Register (see, § 6 para. 1 and para. 2 of the Agreement). The Agreement takes effect upon registration of the Agreement in the Commercial Register at the registered office of Schwarz Pharma AG. The Agreement is concluded for indefinite period and can be terminated by giving written notice subject to a notice period of six months prior to the end of a financial year of Schwarz Pharma AG. The Agreement may be terminated for the first time as of the end of the financial year that expires at least five years after the beginning of the financial year in which the Agreement has taken effect. The right to terminate for cause [wichtiger Grund] without notice shall remain unaffected (§ 6 para. 4 of the Agreement). Particularly, UCB SP GmbH is entitled to terminate for cause if it no longer holds the majority of the voting rights of shares in Schwarz Pharma AG.

By means of this regulation UCB may, through a share transfer in the group, at all times effectuate a cause for termination. Such regulations are considered admissible, cf. for instance Hüffer, AktG, 7th Ed., § 297, Rd. 8.

There are no statutory provisions standing in the way of these regulations on effectiveness and term of the Agreement.

8. Comfort letter

§ 7 of the Agreement explains that UCB S.A. as parent company of the UCB Group issued a comfort letter by separate declaration.

9. Conclusion

We have determined that the Domination and Profit Transfer Agreement dated 22 March 2007 completely and correctly contains the regulations required under §§ 291 et seq. AktG and, therefore, complies with the statutory provisions.

II. Statements on the determination of the reasonable guaranteed dividend pursuant to § 304 AktG as well as the reasonable compensation pursuant to § 305 AktG

1. Method for determining the reasonable guaranteed dividend

The guaranteed dividend is provided for as follows in § 4 para. 1 and para. 2 of the Domination and Profit Transfer Agreement:

> "For the term of this Agreement, UCB SP guarantees the outside shareholders of Schwarz Pharma an adequate guaranteed dividend in the form of a recurring cash payment (guaranteed dividend). The guaranteed dividend shall add up to a gross amount of EUR 3.43 per no-par value share for each full financial year minus German corporate income tax and solidarity surcharge in accordance with the rate applicable to each of these taxes for the financial year concerned. This deduction is to be calculated only on the basis of the pro rata guaranteed dividend of EUR 0.96 per no-par value share, included in the gross amount, arising from profits subject to German corporate income tax plus solidarity surcharge. According to the situation at the time of conclusion of the Agreement, the portion of the guaranteed dividend in the amount of EUR 0.96 per share consisting of profit burdened by German corporate income tax is subject to 25 % corporate income tax plus 5.5 % solidarity surcharge which constitutes a deduction of EUR 0.25. Together with the other portion of the guaranteed dividend in the amount of EUR 2.47 per share representing profits which are not subject to German corporate income tax, this results in a guaranteed dividend payment in the total amount of EUR 3.18 per no-par value share for a complete financial year based on the circumstances existing at the time the Agreement was concluded."

As set forth in the Joint Report, the management board of Schwarz Pharma AG and the management of UCB SP GmbH approved by agreement the figures established by Ernst & Young as a reasonable guaranteed dividend. The valuation report by Ernst & Young is attached as an annex to the Joint Report. It contains explanations and reasoning on the principles and methods applied to determine the reasonable guaranteed dividend. According to this, the guaranteed dividend results as interest on the business value determined in the valuation report.

2. Method for determining the reasonable compensation

UCB SP GmbH undertakes to pay compensation in § 5 para. 1 of the Domination and Profit Transfer Agreement as follows:

> "Upon demand of an outside shareholder of Schwarz Pharma, UCB SP shall acquire his shares in return for a cash compensation of EUR 104.60 per share."

The Joint Report contains the explanations and reasoning for the principles and methods applied in determining the compensation. As has been stated in the Joint Report, the management board of Schwarz Pharma AG and the management of UCB SP GmbH established the proposed compensation at 104.60 EUR per share on the basis of the three-month average share price for the period ending 21 March 2007.

3. Reasonableness of the method for determining the compensation

Pursuant to § 305 para. 3 sentence 2 AktG, the reasonable compensation must take into account the circumstances of the Company at the time the resolution of its shareholders meeting on the Agreement was adopted. There are the following different methods of valuation as described below available for determining the reasonable compensation. According to our findings, the determination of the compensation on the basis of the three-month average share price leads to a reasonable result in the present case. We refer to Section C.III.3 of this Report with regard to the details of the statements of our audit.

a) Discounted earnings value and discounted cash flow

The value of the equity capital in a commercial enterprise is derived from the future, uncertain cash flows which the investor of the equity capital can anticipate. Such a business value can, therefore, be calculated as the present value of all future surpluses of receipts over expenses of the company. The principles about carrying out such a forward-looking valuation of a company are set forth in IDW S 1 (Standards for performing company valuations) [IDW S 1: Grundsätze zur Durchführung von Unternehmensbewertungen].

In order to determine the reasonable compensation, a valuation of the earnings in accordance with IDW S 1 was carried out. The principles set forth in this standard, especially the explanation of the method of valuation of earnings, correspond to the predominant opinion in writings on economics and the practice of corporate appraisals. The discounted earnings value process has also been recognized by the case law in Germany. Accordingly, we find the discounted earnings value method used in this case to be reasonable in principle. Thus, the business value results from the discounting of future anticipated distributions by the Company to its shareholders, adequately adjusted for risk.

As an alternative to the use of the discounted earnings value method, it would also have been possible under IDW S 1 to conduct a valuation with the discounted cash flow ("DCF") method. According to the DCF method in the common form used in practice (so called entity, enterprise or WACC approach), a total value of the capital of the operative business is first determined. The value of the equity capital is derived from the total value of the capital by deducting the net debt.

The discounted earnings method and the DCF method are based on the calculation of the value of the capital and, thus, have the same conceptual basis. Both methods come to the same result if the premises are the same, especially consistent planning consisting of planned profit calculations, planned balance sheets and planned cash flow calculations.

We have convinced ourselves that the premises used for the valuation of the company in this case which we are to evaluate satisfy the above described conditions. In particular, we have checked that the valuation is based on an agreed plan for the financing requirements, in addition to the planned profits.

When calculating the cash value of the forecast cash flows during the application of the discounted earnings value method, only those factors contributing to value are completely covered which can be accurately represented by the ongoing cash flows. Factors contributing to value which cannot be represented in this manner at all or only incompletely must be valued separately. In particular, this can apply to assets which are not required for the business.

We consider the use of the discounted earnings method, taking further into account the assets to be separately valued, to be reasonable to the extent that a valuation on the basis of the following described methods does not lead to a higher valuation.

b) Liquidation value and net asset value

The value of the business under both the discounted earnings value method as well as under the DCF method is derived from the discounted anticipated surplus in receipts for the ongoing business. Compared to this, the liquidation value looks at the surplus in payments resulting from a liquidation. The net asset value covers the sum of payments which would be required if the company were supposed to be reestablished.

The appraiser carried out a rough calculation of the liquidation value and came to the conclusion that the business value of Schwarz Pharma AG is higher than the liquidation value. We have examined this rough calculation and have convinced ourselves that the liquidation value is less than the business value. In doing this, we have concluded that a liquidation within the sense of a proper winding down of the operative business would clearly lead to clearly lower values than a continuation of the business.

The valuation of the net asset value based on replacement value results in the so called reconstruction value of the Company, which due to the general lack of intangibles would only be a partial reconstruction value. Says no independent relevance for determining the overall value of business on a going concern basis. Therefore, it is reasonable that the appraiser did not determine the net asset value.

c) Comparison based valuation

In the practice of mergers and acquisitions, it is common to determine the indicative business values or ranges of values by multiples which are considered common for the industry. When carefully conducting such valuations, on the one hand, an analysis of the past as well as the anticipated earnings situation of the valuation object is required. On the other hand, the profit multipliers must be derived from an analysis of the valuations of comparable companies. Such multiplier valuations only represent simplified, superficial valuations of earnings. Therefore, a comprehensive analytical valuation under the discounted earning method, such as was carried out here, is preferable. The appraiser conducted the valuation based on multiples of comparable companies merely for plausibility reasons, cf. below Section C.III.1.h.

d) Stock exchange price

The shares of Schwarz Pharma AG are listed in the stock market. The compensation can therefore be established on the basis of the stock market price.

According to adjudication by the Federal Constitutional Court (Bundesverfassungsgericht) (judgement of 27 April 1999, BVerfGE 100, 289), the stock market price is in principle the lower limit for compensation of minority shareholders in affiliation agreements and mergers. In its judgment of 12 March 2001 (II ZB 15/00, DB 2001, page 969 ff.), the BGH ruled in the case of a domination and profit transfer agreement that this is to be based on the average stock market price from the last three months before the date of the shareholders' meeting that passed the relevant resolution. This average figure is intended to eliminate any arbitrary effects and short-term distortions. For economic reasons we deem a volume-weighted average share price (volume of daily traded shares) to be appropriate.

Against the background of the potential developments in recent Federal Supreme Court case law triggered by the judgement of the Federal Constitution Court of 29 November 2006 and the submission decision of the OLG (Higher Regional Court) Stuttgart of 16 February 2007, we consider multiple alternatives of determining a three-month period to be reasonably possible.

We furthermore consider the assessment of the compensation amount on the basis of the three-month period ending 21 March 2007 to be reasonable from the point of view of the minority shareholders, as this is higher than the calculated discounted earnings value for Schwarz Pharma AG.

4. Reasonableness of the method for determining the Guaranteed Dividend

According to § 304 para. 2 sentence 1 AktG, at least an amount must be guaranteed as a reasonable guaranteed dividend which could probably be distributed to the individual share as an average participation in the profit according to the past earnings position of the company and its future outlook for earnings, taking into account reasonable depreciation and write-downs, but without establishing other profit reserves.

Thus, the forecast of an average profit available for distribution is required. Profit forecasts have been made in the context of an evaluation of the earning over several years and with regard to long term profitability. Various methods are conceivable for deriving the statutorily required average value. We consider it correct from the point of view of financial mathematics to first transform the discontinuous forecasts of earnings to a cash value (discounted earnings value) and to determine the average profit as a continuing amount by calculating an annuity over this cash value. We also consider it reasonable to include separately valued assets in the determination of the guaranteed dividend.

Due to the fact that in the present case the guaranteed dividend was calculated as interest on the business value (discounted earnings value plus seperately valued assets) we find the applied method to be reasonable. With regard to the details of the findings of our audit, we refer to Section C.III.2.

5. Particular difficulties in the valuation

As a result of our audit of the valuation of Schwarz Pharma AG we ascertain that there are no particular difficulties within the meaning of § 293 e para. 1 sentence 2 no. 3 AktG when valuing Schwarz Pharma AG.

III. Findings of the audit in detail

We have convinced ourselves of the adequacy of the specific calculations and determinations for identifying the reasonable guaranteed dividend as well as the compensation:

1. Audit of the valuation of Schwarz Pharma AG

The principles for valuing enterprises as established in IDW S1 provide a general framework which must be specified in the individual case. The appraiser determined the business value of Schwarz Pharma AG on the basis of the discounted earnings value of the ongoing business plus the special items for the excess cash and the real estate not required for the business.

This specific approach is appropriate according to our findings and represents the business value of Schwarz Pharma AG in a reasonable valuation model.

We have followed up the valuation in a all material steps, especially with regard to the determination of the planned profits available for distribution, the determination of the discount rate and the capitalization as of the valuation date.

a) Valuation object

The object of valuation is Schwarz Pharma AG, a company in the pharmaceutical industry, including its subsidiaries.

Schwarz Pharma AG consolidates its material participations according to International Financial Reporting Standards both for reporting and for planning purposes. The appraiser therefore based his valuation on the consolidated plans. The future profit contributions from the non-consolidated subsidiaries were included in the plan on which the valuation is based as income from participations.

The business activities of Schwarz Pharma AG comprise research and development, production, marketing and sales, as well as the necessary service and administration activities.

Besides the development of its own products, Schwarz Pharma AG produces and markets above all drugs used in the indication of cardiovascular, central nervous system and gastro-intestinal disorders. A large share of these products is no longer protected by patents.

The active pharmaceutical ingredients are manufactured by Schwarz Pharma Ireland Ltd. Shannon/Ireland. The solid medicines for the European market and for export are produced in the production plants at Zwickau/Germany and Monheim/Germany, those for the US market in the production plants at Seymour, Indiana/USA. The joint venture in Zhuhai/China also produces pharmaceutical products.

Schwarz Pharma AG is present in the USA, Europe and in Asia with its own sales companies. It also has license agreements with established sales partners. Around the world, Schwarz Pharma AG is present in a total of 50 countries.

The main focus of its research and development activities is on the field of neurology. The most important locations for these activities are in Monheim/Germany, Shannon/Ireland, and in Raleigh, North Carolina/USA.

The development projects are currently in different test phases of clinical development. Projects aimed at treatment of Parkinson's disease, restless-legs syndrome, epilepsy and neuropathic pain are now in the final phases of clinical development. This development is chiefly oriented to the active substances Rotigotine and Lacosamide.


Clinical Development
Phase I
Phase II
Phase III
Approval
Launch
Morbus Parkinson (early disease)
US
EU
Morbus Parkinson (late disease)
EU
Incontinence
EU/US
partnering
Epilepsy (Combined therapy)
Neuropathic Pain
Restless-Legs Syndrom
Epilepsie (Mono therapy)
RLS Nasal Spray
Fibromyalgia
Fibromyalgia
Osteoarthritis
Migraine Prophylaxis
Rotigotine
Fesoterodin
Lacosamide

On 23 June 2005, Schwarz Pharma AG through its subsidiary Schwarz Pharma Ltd. acquired all remaining rights to the substance Rotigotine from Aderis Pharmaceuticals Inc. This had been preceded by the acquisition of a license for international development and marketing of Rotigotine from Aderis.

The medicinal plaster Rotigotin (Neupro®) has already completed clinical development. A license for the symptomatic treatment of Morbus Parkinson was granted by the European licensing authority EMEA (European Medicines Agency) in mid February 2006. Neupro® was introduced in the markets in Germany and the UK in March 2006, and plans are in place for introduction to the markets in all 27 member states of the European Union. A license for use of Neupro® as a monotherapy is furthermore expected for the United States in the course of the first six months of 2007. As of January 2007, the Parkinson-plaster has also been granted a license for the use in a combined therapy with Levodopa for the systematic treatment of patients in advanced stages of Parkinson's disease.

Rotigotine is also considered suitable for application in the treatment of restless-legs syndrome. Two already conducted phase III studies were able to demonstrate clinically relevant and statistically significant improvements in symptoms.

Schwarz Pharma AG acquired worldwide (excluding Japan) development and marketing rights from Harris FRC in 1999. Lacosamide is currently in an advanced clinical development phase.

In March 2006, Schwarz Pharma AG presented the results of a phase III study for Lacosamide for combination therapy of adult epilepsy patients. A second phase III study, presented by Schwarz Pharma AG in October 2006, shows a clinically relevant and statistically significant improvement in symptoms and a high level of compatibility. Applications for licensing of Lacosamide for the indication of epilepsy for Europe will be submitted in the 2nd quarter 2007 and for the USA in the 4th quarter 2007.

In March 2006, Schwarz Pharma AG was able to present the results of a third phase III study for indications in the area of neuropathic pain. These show a clinically relevant reduction in pain for treatment of neuropathic pain resulting from diabetes, and the favourable side-effect profile of this medication. The first results of a further phase III study are available since the end of the 1st quarter of 2007. Applications for licensing of Lacosamide for the indication of diabetic neuropathic pain are planned for Europe for the 3rd quarter of 2007, for the USA in the 4th quarter of 2007.

The substances Rotigotine and Lacosamide are currently being tested by Schwarz Pharma AG in further indication areas such as fibromyalgia, osteoarthritis and migraine prophylaxis. The first phase II-study with Rotigotine in this indication area is due to commence in 2007. The first phase IIa study for Lacosamide in the indication of fibromyalgia commenced in October 2006. Results from this study are expected to be available in 2008.

In the field of urology, Schwarz Pharma AG submitted licensing applications for the agent Fesoterodine for use in the treatment of bladder hyperactivity in March 2006 for both Europe and the USA. The license for Europe is anticipated for 2007, the license for the USA is anticipated for 2008. Schwarz Pharma AG sold the worldwide exclusive license rights to Fesoterodine to Pfizer Inc. in April 2006.

b) Effective date of the valuation

The resolution on the Domination and Profit Transfer Agreement is due to be passed in an ordinary shareholders' meeting on 8/9 May 2007. The valuation date has been set for 9 May 2007.

The appraiser has chosen 1 January 2007 as the technical valuation date. The forecast distributions are each first discounted to this date and are then readjusted using the discount rate to the valuation date of 09 May 2007. We consider this approach to be reasonable.

c) Determination of the earnings to be discounted to present value

aa) Corporate planning

The valuation was based on the plan accounts of Schwarz Pharma AG for the years 2007 through 2009. Corporate planning was prepared according to International Financial Reporting Standards (IFRS) in the months October 2006 to January 2007 and approved by the management board of Schwarz Pharma AG in January 2007. The plan was drawn up according to a bottom-up process as part of a regular annual planning procedure with the involvement of the international subsidiaries. Subsequently these documents were concentrated to a consolidated plan for Schwarz Pharma AG, taking into account top-down adjustments. The appraiser also carried out plan adjustments considering the events and circumstances that occurred after the plan had been approved.

Besides the corporate planning for the years 2007 to 2009, documents for strategic company analysis were drawn up for the years 2006 to 2016. In addition to that simulation accounts for pipeline products were drawn up in January 2007. These simulation accounts cover, depending on which clinical phase the relevant pipeline products are currently in, a planning period from

2007 to at the latest 2022.The results of the target definition process were taken into account by the appraiser as part of his calculation of the terminal value, in that, on the basis of the corporate planning for the years 2007 to 2009 and the simulation accounts drawn up by Schwarz Pharma AG for the development projects, the appraiser carried out his own forecast model of the long-term development of the existing projects and those being developed.

The planning for Schwarz Pharma AG for the years 2007 to 2009 and the forecast model prepared by the appraiser for the years after 2010 were each drawn up under stand-alone assumptions. Synergetic effects that were anticipated solely as a consequence of a domination agreement coming into effect and of possible subsequent further measures for integration of Schwarz Pharma AG in the UCB group were correctly not included. However, the value enhancing effect of synergies anticipated in Schwarz Pharma AG following the acquisition of a majority shareholding by the UCB group and independent of the Domination and Profit Transfer Agreement to be assessed were in contrast taken into account in the form of adjustment of the planning and the forecast model respectively. The appraiser did not adjust the constant foreign exchange rate of 0.77 EUR/USD applied in the corporate planning of Schwarz Pharma AG. Such an adjustment of the exchange rate using forward rates would have caused a deterioration of the planning. The appraiser's approach is not objectionable from the point of view of the minority shareholders.

bb) Analysis of the plan

We analyzed the operative planning of Schwarz Pharma AG for the years 2007 through 2009 in the course of our audit. Discussions on plausibility were conducted based on regions using the documents provided to us with the responsible employees in controlling as well as with the appraiser. The current state and expectations of the future development of the product pipeline was emphasized in these discussions. We compared the probability for success applied to products in the development pipeline with corresponding industry standards during the course of our audit.

In the following we present our audit results relating to the review of past earnings and the analysis of the plan. The analysis of the plan is performed in accordance with the descriptions in the valuation report, with an analysis being carried out for the revenue plan separately for the core business and the pipeline products. The overall analysis of the cost plan was carried out at the level of the total consolidated group, as, for example, expenditures incurred for central functions were not assigned to individual cost centres. As part of the plausibility analysis of the terminal value we investigated thoroughly at the segment level the existing products, their patent protection and life-cycle management and the products currently in phases of clinical development.

Review of past earnings

The review of *past earnings* was the starting point for our work on plausibility because these results are the first orientation for the analysis of planned numbers. The appraiser adjusted the actual figures published in the annual reports by extraordinary or single events for the items of the income statement up to the consolidated result.

In 2005, extraordinary income from the sale of product rights and licenses (10.0 million EUR) and from the dissolution of accruals for litigation risks (5.0 million EUR) are to be seen against extraordinary expenditure of 15.9 million EUR. This expenditure results generally from special depreciation in accordance with IAS 36 for product rights (6.1 million EUR), and personnel costs from the staff share options (5.8 million EUR).

The extraordinary income for 2006 consisted essentially of income from credit balances of corporate tax in Germany (23.1 million EUR) and from profits from foreign currencies (6.6 million EUR). The lost grant by Schwarz Vermögens-Verwaltungs-GmbH & Co. KG of 42.0 million EUR was connected with a special allowance of 40.3 million EUR provided by Schwarz Pharma AG to its employees. The adjusted expenses for 2006, besides the special allowance for the staff of Schwarz Pharma AG, consisted in particular of consultancy fees in connection with the takeover by the UCB group (6.7 million EUR), special depreciation in accordance with IAS 36 (12.6 million EUR), disposal of non-current assets in Ireland (9.3 million EUR) as well as an amortisation of investment (8.6 million EUR). Personnel costs connected with employee participation programmes amounting to a total of 66.2 million EUR were to be adjusted in 2006. These costs arose in connection with the takeover of Schwarz Pharma AG by the UCB group. The staff share options and employee participation programmes that were not exercisable at that point in time became exercisable as a result of the acquisition of control by the UCB group.

We have examined and assessed the appraiser's adjustment of past figures and took these adjusted past figures as a basis for our planning analysis.

Development of sales revenue in core business

In the following we present the results of our planning analysis for the revenue plan for the core business. The description is provided for the years 2007 to 2009 according to the regional segmentation made by Schwarz Pharma AG.

The core business comprises all products of Schwarz Pharma AG that are currently being sold on the pharmaceutical market.

Sales Core Business Schwarz Pharma AG	**2006** Actual m EUR	**2007** Plan m EUR	**2008** Plan m EUR	**2009** Plan m EUR
USA	450.3	295.4	147.3	88.3
Germany	208.9	171.4	188.2	193.5
France	*59.0*	*60.1*	*56.8*	*52.5*
Italy	*47.9*	*47.6*	*50.5*	*48.9*
Spain	*26.8*	*25.1*	*23.1*	*19.4*
Greatbritain	*23.2*	*23.2*	*24.2*	*24.1*
Poland	*27.9*	*30.3*	*31.3*	*31.9*
CIS	*33.7*	*39.0*	*41.9*	*44.6*
Others	*59.1*	*56.3*	*58.3*	*60.7*
Contract Manufacturing	*16.5*	*17.1*	*23.6*	*22.1*
Europe (without Germany)	294.1	298.7	309.6	304.1
Asia	37.5	43.7	45.0	48.4
Total Sales	**990.8**	**809.1**	**690.1**	**634.3**

United States

The region USA comprises both production and the marketing of the products of Schwarz Pharma AG for the North American market. This segment also includes research and development activities of Schwarz Biosciences Inc. (Raleigh, North Carolina/USA).

Sales in the USA amounted in 2006 to 450.3 million EUR. The generic product Omeprazol from the indication area of gastro-intestinal disorders contributed to this figure 191.4 million EUR in 2006. A reduction in the sales of Omeprazol, due to the expiry of the formulation patent of Prilosec (AstraZeneca) in the 3rd quarter 2007, is assumed in the planning period. Sales for the gastro-intestinal product Glycolax® (Polyethylen glycol) measured 44.6 million EUR in 2006. In the plan, falling sales were again assumed here due to the expired patent protection and increasing competition.

The cardiovascular product Verelan PM® (Verapamil HCl) achieved sales totalling 43.6 million EUR in 2006. Again in this area, a higher rate of generic competition is expected in the future, due to the expiry of the patent in the middle of 2007. Sales of the product Univasc® (Moexipril) measured 26.3 million EUR in 2006. Declining sales are assumed for the planning period, as the patent expired in the 1st quarter of 2007.

In total, sales of the core business of the USA segment decrease in the detailed planning phase from 295.4 million EUR in 2007 to 88.3 million EUR in 2009.

Germany

The region Germany includes production and sales units in Germany. The research and development activities of Biosciences GmbH and the holding functions of Schwarz Pharma AG are also assigned to this region.

Sales of the core business in Germany in 2006 measured 208.9 million EUR. The anti-asthmatic drug Atmadisc® (fluticasone/salmeterol) contributed to total sales revenue a share of 47.1 million EUR in 2006. Sales in the anti hypertensive drug Provas® (Valsartan) measured 37.3 million EUR in 2006. Revenues increase slightly for both products in the years 2007 to 2009. A number of contractual partnering relationships, mainly concerning the distribution of Provas® (Novartis), Clivarina® (Abbott) and Atmadisc® (GSK), were cancelled due to the change of control of Schwarz Pharma AG. See in detail the section concerning the adjustments to the plan.

Furthermore as a result of the change of control of Schwarz Pharma AG, the contract concerning the distribution of the gastro intestinal drug Rifun® (Pantoprazol) was terminated by Altana Pharma AG. Hence, the product was not included in the planning.

In 2007 sales of the core business in Germany initially decline in comparison to 2006 to 171.4 million EUR because of the cancellation of the distribution contract of Rifun®. In the further detail planning phase sales rise to 193.5 million EUR in 2009.

Europe – not including Germany

The region Europe – not including Germany – generally covers the countries France, Spain, Italy and the United Kingdom, as well as the contract manufacturing. It comprises the production and marketing of pharmaceutical products for all areas of medical indication, as well as local research and development activities in Europe.

Sales revenue in France rose in 2006 to 59.0 million EUR. The figure contains the result from the migraine treatment product Seglor® (Dihydroergotamin) of 12.4 million EUR. The gastro-intestinal medication Vogalene® (Metopimazin) contributed a share of 12.3 million EUR to total sales revenue in France. The medicinal product Edex® (Alprostadil) for treatment of erectile dysfunction recorded sales revenue of 11.8 million EUR in 2006. A further increase in sales is anticipated for the aforementioned products in the detailed planning phase. All of these three products are no longer under patent protection. In total, sales in France decline in the detail planning phase.

Sales in Italy in 2006 amount to 47.9 million EUR. Sales from the medicinal plaster Deponit® (Glyeryl trinitrate) used in the treatment of angina pectoris totalled 12.6 million EUR in 2006. The medication Clivarina® (Reviparine sodium) achieved sales of 12.7 million EUR in 2006. Sales of these products are planned on a relatively stable level in the detailed planning phase.

In Spain, Schwarz Pharma AG recorded sales totalling 26.8 million EUR in 2006. The product generating strongest revenue, with sales of 8.3 million EUR in 2006, was the anti-hypertonic medication Miten®/Miten Plus® (Valsartan). The operative plan up to 2009 assumes rising sales of this product. The medical plaster Cordiplast® (Glyceroltrinitrat) generated sales totalling 4.6 million EUR in 2006. Slightly rising revenues are anticipated for the detailed planning phase for the mentioned products. Against the background of the worsening market situation in Spain restructuring of the sales force is planned. Especially due to the rising generic competition which is anticipated in the planning, sales in Spain decline from 25.1 million EUR in 2007 to 19.4 million EUR in 2009.

The sales revenue attained by Schwarz Pharma AG in the United Kingdom measured 23.2 million EUR in 2006. The analgising medication Tylex® (Paracetamol, Codeine) achieved in 2006 total sales revenue of 8.0 million EUR. Turnover in the gastro-intestinal medication Dioctyl® (Docusate) measured 5.8 million EUR in 2006. In spite of the restructuring of the sales force, rising sales cannot be achieved in the detail planning phase due to the increasing generic competition.

Sales in Poland amounted to 27.9 Mio. EUR in 2006. The product generating the strongest sales in 2006 is Effox® (Isorbidmononitrat), a cardiovascular product, with sales of 8.0 million EUR. Against the background of the generic competition sales only rise slightly in the detail planning phase.

The Commonwealth of Independent States achieved in 2006 sales amounting to 33.7 million EUR. Isoket® (Isorbiddinitrat), a coronary heart disease drug, contributed a share of 18.9 million EUR to total sales. In the detail planning phase rising sales are especially driven by products of the nitrat business, sales of 44.6 million EUR should be achieved in 2009.

The rest of Europe includes in particular the distribution in the markets of Austria, Switzerland, Scandinavia, Benelux as well as the licensing business with other countries. In 2006 sales amounted to 59.1 million EUR. The positive development of the products Ferro® (Iron) and Elantan® (Isorbide mononitrate) contributes significantly to the growing sales from 56.3 million EUR in 2007 to 60.7 million EUR in 2009.

Asia

The region Asia comprises production and marketing activities in the Asia market and research and development activities for the relevant local market.

In 2006, the Asia region realised sales totalling 37.5 million EUR. The cardiovascular products Isoket® (isorbid dinitrate) and Elantan® (isorbid mononitrate) achieved in 2006 sales of 11.1 million EUR and 6.3 million EUR. Both products were included with rising sales in the detailed planning phase. Sales of the core business in the segment Asia rise in the detail planning phase from 43.7 million EUR in 2007 to 48.4 million EUR in 2009 due to the assumed market growth.

Sustained sales development

In the distant future, a decline in sales revenue both in the US and in Europe can be assumed for the core business area. This will result from patent protection expiring for certain products central to the core business (Provas® 2011; Deponit® 2012, Atmadisc® 2013) and the generic competition that this will open up. It is assumed that the core business will remain at an average expected value in the long term, the appraiser estimated sustainable earnings of 457.9 million EUR. Calculations are further based on the assumption that products that are eliminated from the market due to the stage they have reached in their life cycle will be replaced by new products.

Sales development of the NCE business

The so-called NCE business comprises all substances and products that are currently in the development pipeline of Schwarz Pharma AG. Our analysis of the NCE business of Schwarz Pharma AG for the years 2007 to 2009 has brought us to the following conclusions:

Sales NCE-Business Schwarz Pharma AG	2007 Plan m EUR	2008 Plan m EUR	2009 Plan m EUR
Neupro	40.1	95.6	139.6
Rotigotine restless-legs syndrome			8.7
Lacosamide epilepsy		0.9	18.2
Lacosamide neuropathic pain		3.5	37.1
Fesoterodin	1.3	51.1	62.2
Total Sales	**41.4**	**151.1**	**265.8**

The Rotigotine medicinal plaster Neupro® was introduced to the German and English markets in the 1st quarter of 2006. This will be followed by its introduction to the remaining European countries. The approval for market introduction in the USA is anticipated for the first half of 2007. For the detail planning phase, sales of Neupro® rise from 40.1 million EUR in 2007 to 139.6 million EUR in 2009.

Rotigotine for use in the area of restless-legs syndrome is currently at the end of phase III. After the license application for Europe has been submitted in 2007, grant of license is anticipated for the end of 2008 and introduction to the European market is anticipated for 2009. The product is expected to be introduced to the US market, through a sales partner, towards the end of 2009. The first sales amounting to 8.7 million EUR are anticipated for 2009.

Application for a license for Lacosamide for use in epilepsy indications is planned for Europe in the 2nd quarter 2007 and for the USA in the 4th quarter 2007. Experience shows that licensing and marketing can be anticipated in Europe in the second half of 2008. Introduction to the US market is anticipated for the end of 2009. After first sales are expected in 2008 with an amount of 0.9 million EUR, sales are expected to amount to 18.2 million EUR in 2009.

The compound Lacosamide for the indication area of neuropathic pain is currently in phase III. Applications for license will be submitted to the EMEA according to schedule in the 3rd quarter of 2007 and to the FDA (Food and Drug Administration) in the USA in the 4th quarter of 2007. The first sales are planned for 2008, amounting to 3.5 million EUR and rising up to

37.1 million EUR in 2009. At this time the approval for both the European and the US market should exist.

Schwarz Pharma AG has issued worldwide exclusive license rights for Fesoterodine to Pfizer Inc. Schwarz Pharma AG already received the first license payment of 100 million USD in June 2006. Further milestone payments of up to 110 million USD will be due, for example, when the compound is licensed for Europe and the USA. EMEA licensing is anticipated for 2007. Approval has also been certified by the FDA; licensing for the USA is anticipated for 2008. In the corporate planning the first material license payments of 51.1 million EUR are expected in 2008. Because of new information with respect to recent discussions between Schwarz Pharma and Pfizer Inc., the planned license payments for 2007 and 2008 have been adjusted by the appraiser to reflect the current expectations of Schwarz Pharma AG (cf. below Section Plan adjustments). For 2009 the original planned license payment of 62.6 million EUR has been taken into account in the valuation.

Sustained sales development

It is assumed that the current and future NCE products will be the most important revenue generators for Schwarz Pharma AG for plan years 2009 and thereafter.

Both the agent Rotigotine and the agent Fesoterodine are protected by patent up to 2019. The patent protection for the agent Lacosamide continues until 2017. In addition to that prolongation of patent protection is possible. Accordingly, a prolongation of parent protection for Lacosamide until 2022 is planned. After the patents for these agents have expired, reductions in revenue connected with these compounds can be expected in all medical areas.

In order to check the plausibility of the sustainable earnings, we had the forecast model of the appraiser explained to us. This is based on a life-cycle model for the compounds in the different medical areas. In addition to the aforementioned indications, the indication areas fibromyalgia, osteoarthritis and migraine prophylaxis are also included in the forecast model, as Schwarz Pharma AG is planning further development of the substances Rotigotine and Lacosamide in these medical areas.

Based on the results of the forecast model, the appraiser assumed that Schwarz Pharma AG will in future, with continuous research and development on an equally high level, be able to develop new agents until they achieve approval. These products should be launched at the moment of the expiration of the patent of current NCE-products, so that in the long run sales can be achieved on a constantly high level. The appraiser derivates the sustainable revenue amounting to 1,204.9 million EUR by calculating an annuity on the base of the long-term planning.

Development of other Profit and Loss-items

Following our analysis of the revenue plan for the core and NCE business, we carried out a plausibility analysis for the cost plan. Besides the analysis of manufacturing costs for the core and NCE business we also analysed by way of an overview the development of costs in the planning period for marketing and sales, general administration and research and development at the level of the consolidated group. The cost ratios taken as a basis for these calculations by the appraiser are summarised below:

Sales related ratios Schwarz Pharma AG		2005 Actual*	2006 Actual*	2007 Plan	2008 Plan	2009 Plan	2010 ff. Plan
Sales	m EUR	990.6	1,000.4	850.5	841.2	900.1	1,662.8
Cost of Goods	%	-32.1%	-31,4%	-35,3%	-33,1%	-29,0%	-34,3%
Gross Margin	%	67.9%	68.6%	64.7%	66.9%	71.0%	65.7%
Selling and Marketing Expenses	%	-30.0%	-29.9%	-33.0%	-33.4%	-37.9%	-24.9%
General Administration	%	-10.6%	-11.6%	-13.9%	-13.2%	-12.6%	-6.5%
Research & Development	%	-26.0%	-20.0%	-24.0%	-26.0%	-26.0%	-15.4%
Other Income/Expense	%	-0.3%	9.5%	15.6%	15.5%	23.1%	-0.5%
Operating Income	%	-1.6%	14.0%	6.5%	6.9%	15.7%	17.9%
*adjusted							

The temporary deterioration of the gross margin in 2007 is especially due to the anticipated development in the health sector and the resulting impact on the margins. After the year 2008 the portion of the sales of the NCE-products with higher margins rises, so that the gross margin ameliorates until 2009. The cost of goods include beside production costs royalties for the distribution of the agent Lacosamide. A gross margin of 65.7 % is applied for the terminal value. Compared to 2009, this margin is on a lower level, because it takes into account on the one hand the planned partnering of NCE-products in the US as a consequence of the lack of capacity of sales force and on the other hand further savings due to the development in the health sector.

The costs of marketing and sales increase in the detail planning period in relation to the year 2006. Whereas at first sales costs in the area of the external sales force for general medicine were reduced due to the restructuring of sales as part of the temporary focus on the neurology segment, the external sales force will be expanded for the relevant medical areas after the pipeline products have been introduced to the market. Concerning the extension of sales force and the launch of pipeline products with rising costs for advertising measures, it has to be differentiated between the European and the US market. As partnering of the agents Lacosamide for neuropathic pain and Rotigotine for RLS is planned in the US, there are no selling expenses assumed in the planning. The distribution of Lacosamide in the indication epilepsy in the US as well as of the NCE-products in Europe is planned to be done by Schwarz Pharma AG. The corresponding selling, marketing and promotion expenses have to be taken into account in the planning so that the selling expenses ratio rises from 33.0 % in 2007 to 37.9 % in 2009. A sustainable cost ratio of 24.9 % is taken as an estimate for marketing and sales, which in relation to the sector can be considered to be relatively low.

General administration costs, which remain at a slightly increased level in the detail planning period compared to the previous years 2005 and 2006, will in the long term be reduced to a rate of 6.5 %. This development is based on the assumption that it will be possible to increase efficiency and avoid expansion of the administration apparatus.

The research and development rate remains in the detail planning phase at a level of 24.0 % to 26.0 %. This figure takes into account the circumstance that significant costs are set to arise for the future continuing development of pipeline products in phase III to products for licensing. On the other hand, the experienced gained in this regard will in future result in a reduction of research and development costs, which will be reflected in the sustainable research and development rate of 15.4 %.

We have carried out a plausibility study for manufacturing costs, costs of marketing, sales, general administration and costs of research and development, in each case in relation to the sales revenue, by means of a comparison of the corresponding past record of costs for comparable companies of the pharmaceuticals industries. This comparison revealed that the manufacturing costs incurred by Schwarz Pharma AG in 2005 and 2006 were always within the scope of the market. Costs for research and development were also within the market range in 2006. In 2005, costs of research and development were slightly above the range of costs incurred by the comparable companies. In 2005 and 2006 costs of marketing, sales and general administration were in the medium market range.

Furthermore we have compared the individual cost items for the detail planning period and for the years 2010 ff., when available, with analyst estimates for Schwarz Pharma AG. The manufacturing cost ratio for the years 2010 ff. lies slightly above the forecasts calculated by analysts for Schwarz Pharma AG. This is due to the partnering of the agent Lacosamide for neuropathic pain and the agent Rotigotine for RLS in the US because Schwarz Pharma AG only gets a portion of the sales while they bear the whole cost of goods. The cost ratios for marketing and sales and general administration are below the range of the analyst estimates, whereas the cost ratio for the years 2010 ff. for research and development is within the range of the analysts' forecasts.

The other operating income rises in the detailed planning phase. This is in particular because of the milestone payments which Schwarz Pharma accrues from the planned licensing payments from the partnering of Lacosomide and Rotigotine on the US-market. The expenditures resulting from the restructuring of the distribution channels in the USA have a counter-effect. The sustained other operating income consists in particular of the milestone payments to be made and of consultancy fees.

Plan adjustments

The planning for Schwarz Pharma AG adopted by the management board in January 2007 for the years 2007 to 2009 was prepared on a stand-alone basis. It does not take account of any possible benefits from economies of scale that could arise as a consequence of the takeover of the majority of Schwarz Pharma AG shares by the UCB group and the resulting factual consolidated relationship. In the context of such a factual consolidated relationship, some of these possible advantages of scale could also be realised without a domination agreement being in place. The planning for the years 2007 to 2009 was adjusted by the planned contribution to the result from these so-called pre-contractual synergetic effects. Savings resulting from the realignment of the management board had to be adjusted in the plan as well.

Moreover the appraiser has adjusted the licensing payments planned in the context of the marketing of the compound Fesoterodine by Pfizer Inc. because for 2007 no licensing payments are expected and for 2008 licensing payments of only 9,0 million EUR (originally 51.1 million EUR) are expected. This adjustment resulted from current expectations of Schwarz Pharma AG against the background of recent discussions with Pfizer Inc. The appraiser made no plan adjustments with regard to the revenue from milestone payments included in the planning for 2007, as these adjustments are not yet sufficiently substantiated.

Further plan adjustments result from the settlement of a lawsuit in connection with GSK's cancellation of a license agreement with Atmadisc® as a consequence of the acquisition of the majority of shares in Schwarz Pharma AG by the UCB group. The current expectations of the management board of Schwarz Pharma AG concerning the settlement of the litigation are an abandonment of the termination of the contract by GSK, the abandonment of the termination of the contract in 2013 as well as the payment of a total of 17.5 million EUR by Schwarz Pharma AG. Based on the change-of-control of Schwarz Pharma AG further licensing contracts have been cancelled by amongst others Novartis for the distribution of Provas®. As Schwarz Pharma AG has refused these cancellations und is currently in negotiation, adjustments to the plan have not been made concerning these cancellations.

For our plausibility analysis of the plan adjustments we investigated especially pre-contractual synergies. To assess this synergy potential the company carried out a detailed analysis of possible measures and of the integration projects already planned. The companies involved examined the synergy potential to establish which measures would be possible even without a domination agreement (pre-contractual synergies) and which measures are legally possible only on the basis of a domination agreement (post-contractual synergies). The extent and the ratio that synergies would benefit the UCB group and Schwarz Pharma AG were also investigated.

We received a documentation of the results of the analysis of the synergy potential and the identified pre-contractual synergies. This shows that the UCB group and Schwarz-Pharma AG assume that pre-contractual synergies will be generated especially from the joint marketing of products and the reduction in size of the sales department. In the field of neurology cross-promotion of Neupro® and Keppra® is planned particularly in the US, Germany, Spain and the United Kingdom. Cost savings in the area of research and development that were realisable even before the takeover will also be generated by adjustments in the number of employees as a result of the outsourcing of the administration of clinical data and the fact that vacancies will not be filled. Further pre-contractual synergies were identified in the form of savings in the area of technology and supply, which can be realised above all through joint buying.

The identified post-contractual synergies result specifically from restructuring measures and a complete fusion of the sales- and marketing departments of the two corporations, especially in Germany, France, Italy and Spain. It is furthermore also assumed that post-contractual synergies will be generated after the agreement is concluded, from the fact that Schwarz Pharma AG will be able to utilise the worldwide marketing and sales organisation of the UCB group, instead of having to invest in a separate marketing and sales organisation for the neurology segment. Other post-contractual synergies are anticipated from the reduction of expenditure for external clinical studies, the reorganisation of the buying portfolio and the merger of production plants, packing units and warehouse facilities. Further reduction of expenditures are expected in the field of support functions as information technology, accounting and controlling.

We obtained information on the calculation and allocation of synergies and consider the anticipated pre-contractual synergies assumed in the company evaluation to be comprehensible and plausible.

Sustained earnings before interest and taxes

The sustained earnings before income from participations, interest and taxes of 2010 ff. amounting to 319.6 million EUR were calculated by the appraiser as an annuity over a longer underlying detailed planning phase.

We conclude on the basis of our analysis that the planning used in the valuation including the derivation of the sustainable earnings is overall plausible.

cc) Interest income

The interest income and the taxes were completely newly determined by the appraiser on the basis of a plan balance sheet and financial requirement accounting.

The appraiser adjusted the available liquid funds by the non-operating liquid funds that are valued separately, cf. section C.III.1.f).

We checked the calculation in the substance of the determination of interest income by the appraiser. We come to the conclusion that this was determined correctly.

dd) Taxes

Schwarz Pharma AG carried out tax planning for the years 2007 to 2009 at a country level, with any special features (e.g. loss carryforwards in Ireland and Spain) being included. Any existing material differences between the IFRS pre-tax result and the result according to the tax balance sheet, and any regional fiscal regulations, were also taken into account. The tax plan was analysed by the appraiser in detail and explained to us; we moreover also carried out our own auditing measures. The appraiser calculated consolidated tax ratios for each specific year

2007 to 2009. We reviewed this calculation mathematically. These measure between 59.9 % (2007) and 25.3 % (2009). The background for the high tax charge in terms of percentages in 2007 is that Schwarz Pharma achieves profits in some countries which cannot be set off with losses in other countries. In the period up to 2009, the tax rate will be reduced temporarily due to the use of loss carryforwards and special local features.

As of 2010 ff., the appraiser based his calculations on a sustained consolidated tax rate of 31 %, which was calculated on the basis of analyses on long-term business development and loss carryfowards not yet used up in the detail planning period. We obtained evidence of the accuracy of the calculated long-term sustainable tax rate from discussions with the company and the appraiser and we also inspected the calculations of these figures.

The personal income taxes were correctly taken into account in light of the half-income procedure by applying a typical income tax rate of 35 % to half the dividend (thus, 17.5 % for the full dividend). The distribution ratio was assessed for the planning years 2007 to 2009 at 50 % and for sustainable profit at approximately 30 % in accordance with company assumptions.

The appraiser correctly did not include in his calculations effects of the planned tax reform in Germany, as there is as yet no sufficient concrete information on the way German tax law will in future be amended. This is also in line with the view of the special committee for company valuation and business administration (*Fachausschuss für Unternehmensbewertung und Betriebswirtschaft* - FAUB) of the IDW, according to which the new fiscal arrangements can be included in calculations of objective business values only in the case of valuation dates falling after the date the company tax reform receives the assent of the German higher chamber, the *Bundesrat*.

d) Discount rate

The discounted earnings value is determined by discounting the future financial surpluses to the valuation date. The discount rate reflects the return on an alternative investment for which the cash flows must be estimated to be comparable with the cash flows for the shares in the Company to be valued in regard to the timing structure, the risk and taxation.

The basis for determining the discount rate is the return on a risk free investment in the capital market (risk free rate). This risk free rate is to be increased by a risk premium intended to cover greater lack of security for the amount of the financial return involved with an investment in the shares of the Company being valued compared to an investment in a risk free interest bearing security. When determining the risk free rate and the risk premium, tax rules must be taken into account. For the purpose of determining growth effects in the form of continuously increasing financial surpluses after the end of the detailed planning phase, the discount rate is reduced by a growth factor (growth rate).

We examined the approach of the appraiser in determining the discount rate as follows:

Risk free rate

The risk free rate represents a risk free alternative investment comparable in timing to the investment in the company being valued. In Germany bonds issued by public authorities satisfy to the greatest extent the requirement for being risk free in light of their quasi secure nature. Since a company is valued with a perpetual life, as a general rule, the return from a perpetual bond issued by the public authorities would be the risk free rate for determining the return as of the valuation date. However, since such bonds do not exist and are not traded, the observed yield curve of the theoretic return for bonds with a perpetual term can be used as an aid for purposes of approximation. The German Federal Bank [*Deutsche Bundesbank*] publishes estimates of yield curves on a regular basis.

If the estimates of the Federal Bank for the month of December 2006 through February 2007 are used to smooth out possible mistakes in estimation as a basis for calculating the risk free rate, a determination of a uniform risk free rate before income tax of 4.25 % after rounding for all years is possible:

Therefore, we find the risk free rate of 4.25 % before taxes used by the appraiser to be reasonable. This risk free rate was correctly recalculated to an after tax amount of around 2.76 % by applying a typical income tax burden of 35 %.

Risk premium

The risk premium covers the risk of an investment in shares of the company to be valued. It can be assumed that market participants are risk averse. This means that save returns will always be preferred to anticipated values of unsafe returns in the same amount. This risk aversion can be taken into account by making a deduction from the anticipated profits or by a risk premium on top of the discount rate. Both methods are interchangeable, but in the practice risk aversion is almost exclusively taken into account by a premium on the interest rate.

A logical and understandable approach must be selected when quantifying the reasonable risk premium on top of the risk free rate. If there is only one shareholder, the risk premium can in principle be determined by applying the specific risk preferences of the shareholder. The risk preferences of the shareholder established the connection between the amount of the risk premium on the risk free rate which the investor demands for accepting the risks associated with the investment in shares in the company and the scope of these risks. Direct information about the specific form of risk preferences could be determined in the course of the valuation in principle by questioning the shareholder. In the case of numerous shareholders, a determination of the risk premium on the basis of specifically requested preferences of the individual is normally not possible. This is especially the case if a large number of outside shareholders were to be observed and the premium were to be determined on top of the risk free rate which is supposed to cover the acceptance of risks by these outside shareholders. In the first place, it is hardly possible in terms of technical calculations to compile the risk preferences of the individual shareholders to an overall preference. Secondly, all outside shareholders would have to be questioned about their risk preferences.

Therefore, an objective approach must be selected for the determination of the risk premium. The Capital Asset Pricing Model ("CAPM") and the tax-CAPM which is based on the CAPM are suitable capital market models for this purpose. Capital market models derive the risk premiums indirectly from the prices on the capital markets: The prices established in the capital markets are results of the actions of the investors. Prices for securities reflect in this regard also the risk preferences of the investors when the investors knowingly and freely make a decision to purchase or sell certain securities. Thus, in the final analysis the market mechanism takes over the aggregation of risk preferences of the investors and makes apparent at the same time these aggregated preferences by way of establishing the price. This market valuation of the risks of shares by rational and risk averse investors is illustrated in a theoretical model by the CAPM and the tax-CAPM. The CAPM and the tax-CAPM, thus, provide the quantification for a reasonable risk premium in an objective context which can be checked.

The two model parameters required for calculating the amount of the risk premium according to the CAPM are the market risk premium and the beta factor. The market risk premium is the market average higher return on investments in stock required by investors compared to the return of risk free securities. The stock exchange market can be shown in this context by a broad stock index such as, for example, the DAX or the CDAX. The amount of the beta factor according to the calculation under the CAPM reflects the amount of the systematic risk of a share which cannot be diversified in capital market transactions. The higher the beta factor, the higher is the risk premium of the investors demanded by the participants in the capital markets.

The Capital Asset Pricing Model in its standard form represents a capital markets model in which costs of capital and risk premiums are explained without taking into account the effects of personal income taxes. Due to the fact that returns on shares and risk premiums, however, are influenced as a general rule by income taxes, a reality based declaration of the empirically observed returns on shares takes place by means of the tax-CAPM which expands the CAPM by explicitly taking into account the effects of personal income taxes. This is particularly reflected by the different treatment of interest income, dividends and capital gains in the stock price under German tax law. The tax-CAPM is based on the same basic logic as the CAPM. This means that in this case the risk premium is also determined using the market risk premium on the risk free rate, weighted with the beta factor. The different tax treatment of interest income, dividends and capital gains, however, is directly covered by the valuation equation in the tax-CAPM by burdening the risk free rate and the market risk premium with the respectively relevant tax rates. In the context of the tax-CAPM the beta factor remains unaffected by the adjustment for the tax effects.

According to the tax-CAPM, the discount rate consists of the risk-free rate as reduced by the typical personal income tax and the risk premium on the basis of the tax-CAPM after personal income taxes, weighted with the beta factor.

As a result of the different tax treatment of interest income, dividend income and capital gains, the market risk premium (after tax) determined under the after tax calculation on the basis of the tax-CAPM is slightly above the market risk premium before taxes which is applied in the (standard) CAPM. In light of new empirical examinations, the working group for corporate valuations ("AKU") (now the specialist committee for corporate valuations) considers it appropriate to apply market risk premiums on the basis of the CAPM before taxes of between 4 % and 5 % and market risk premiums after taxes of between 5 % and 6 % when making calculations under the tax-CAPM (see, the report on the 84th meeting of the AKU, IDW Special Group Reports no. 1/2 2005, p. 71). The appraiser applied the market risk premium in the amount of 5.5 % after tax using the tax-CAPM.

The beta factor, which expresses the specific corporate risk after the CAPM as well as after the tax-CAPM, is calculated using the relationship between the volatility in return for the specific stock and the fluctuations in market rates of return. The risk premium is determined under the tax-CAPM by multiplication of the market risk premium after taxes with the respective period specific beta factor.

The specific risk of the company being valued reflected by the beta factor can be further broken down into the risk of the operative business of the company and its capital structure risk which depends on the degree of debt. The beta factor of a company increases (decreases) in the case of unchanging operative risks if the level of debt of the company is increased (reduced). That is why the beta factor of the company being valued must be determined in the detailed planning phase by reference to the debt level in specific periods, which is shown in the planning. A continuous level of debt must be applied for the period after the detailed planning phase.

Since the capitalization interest rate reflects the return on an adequate alternative investment, the common practice is to determine the operative business risk of the company being valued using the beta factor by referring to the average beta factor of a group of comparable companies (peer group). The (industry) specific business risk of the alternative return is determined to this extent by the average beta factor of the peer group.

The peer group consists of companies which are classified as comparable with the company being valued with regard to their operative business risk. The beta factors of the comparable companies observed in the capital markets first reflect both the operative risk of the company as well as the respective capital structure risk. Thus, the beta factors observed in the market must be adjusted for the respective capital structure risk (so called "unleveraging"). The resulting debt-free beta factor of the individual company (unleveraged beta) reflects exclusively the operational business risk. The debt-free beta factors of the comparable companies are then combined to an average value. This average value is used as the basis in the valuation for the purpose of taking into account the operative business risk of the company being valued. The capital structure risk of the company being valued is covered in the context of the calculation of the discounted earnings value by adjusting the debt-free beta factor of the peer group according to the respective periods by the varying level of debt of the company being valued (so called releveraging).

In order to determine the beta factor used when determining the discounted earnings value for Schwarz Pharma AG, the appraiser compiled a group of comparable companies. The levered beta factors of the comparison companies were calculated on the basis of weekly observations of the capital market by means of linear regression against a stock market index in the relevant country on the basis of a two-year period up to 2 March 2007 and when this index is as broad as possible. The appraiser adjusted the leveraged beta factors of the comparison companies observed in the capital market by the relevant capital structure risk and in this way arrived at the corresponding unlevered beta factors. The beta factor taken as a basis for valuation of Schwarz Pharma AG, is 0.79.

In order to check the beta factor used by the appraiser, we carried out our own analysis on the basis of the data of the information service provider Bloomberg and on the basis of analyst reports. This analysis resulted in a peer group corresponding to the peer group considered by the appraiser. We undertook our own calculation of the beta factor for this peer group, while including adjusted beta factors on the basis of weekly capital market observations over a period of two years up to 2 March 2007 compared to a respective large index in the country.

The beta factor resulting from our analysis after the specific capital structure risk of Schwarz Pharma AG is taken into account is 0.85 and is thus above the beta factor calculated by the appraiser.

The specific risk premium applied by the appraiser as the product of the market risk premium and the beta factor is to be considered reasonable in our opinion.

<u>Growth rate</u>

During the course of the valuation it must be taken into account that future company profits can grow. Any growth in corporate earnings for the individual periods in the planned accounts are covered in the detailed planning phase.

The contribution to value by the corporate surplus cash flows arising after the detailed planning phase is reflected in a simplified manner in the context of the valuation by the present value of the terminal value. The perpetual annuity must first include the anticipated long term realizable profits in the discounted earnings value formula. It can be assumed that the company being valued is in the position to increase its profits in the period after the detailed planning phase so that the corresponding growth in profits is taken into account under financial mathematics as a deduction from the capitalization interest-rate.

When determining plausible values for the growth of the corporate profits after the end of the detailed planning phase, the nominal macro economic growth serves as a basis.

The forecast model used to determine the sustainable earnings by the appraiser takes into account nominal growth expectations for the individual divisions during the years 2010 through 2022. In order to forecast the development after 2022 a growth rate was applied which included the anticipations for the development of the macro economic growth. For an estimated long-term growth rate the appraiser used 1.75 %. The forecast calculation for the years 2010 through 2022 was recalculated as sustained earnings for 2010 ff. by taking into account this growth rate.

In our view, the growth rate is reasonable.

The expectation of long term growth also determines that the deployed capital corresponds to the growth rate. The appraiser took this at the facts into account using the retention amount of 1.75 % of the balance sheet shareholders' equity.

On the basis of the above considerations, the appraiser reaches the following determination of the capitalization interest-rate for Schwarz Pharma AG:

Discount rate Schwarz Pharma AG		**2007-2009** Plan	**2010 ff.** Plan
Risk-free rate before income tax		4.25%	4.25%
Typified income tax	35%	-1.49%	-1.49%
Risk-free rate after income tax		**2.76%**	**2.76%**
Market risk premium after income tax		5.50%	5.50%
Beta factor		0.79	0.79
Risk premium after income tax		**4.35%**	**4.35%**
Growth rate			-1.75%
Discount rate		**7.11%**	**5.36%**

This determination is comprehensible and comes to a reasonable result.

e) Capitalization

We checked the calculation of the capitalization of the anticipated distributions taking into account the growth in the balance sheet and the direct allocation of retained funds to the shareholder using the underlying discount rates as of the technical valuation date of 1 January 2007.

This results in a discounted earnings value of Schwarz Pharma AG as of 1 January 2007 in the amount of 3,159.2 million EUR.

Discounted earnings value Schwarz Pharma AG	**2007** Plan '000	**2008** Plan '000	**2009** Plan '000	**2010 ff.** Plan '000
Group profit	**24,383**	**15,135**	**121,930**	**219,297**
Retention for sustainable growth				-7,937
Value impact of retention	12,191	7,568	60,965	153,058
Value impact of distribution	12,191	7,568	60,965	65,789
Typified shareholder income tax on distribution	-2,133	-1,324	-10,669	-11,513
Earning to be capitalised	**22,249**	**13,811**	**111,262**	**199,846**
Discount rate	7.11%	7.11%	7.11%	5.36%
Annual present value factor as of 01.01.	0.9336	0.8717	0.8138	15.1907
Applicable present value as of 01.01.	20,773	12,039	90,549	3,035,807
Discounted earnings as of 01.01.2007	**3,159,167**			

f) Assets not required for operations

Excess cash not required for the business and the real estate not required for the business were valued separately. The appraiser did not include a negative dilution effect of stock options.

aa) Excess cash

The excess liquid funds after investments and dividends at the level of 31 December of a planning year were classified as not required for the business by the appraiser and paid out as a tax-free dividend as of 31 December of the respective planning year. The present value of these liquid funds not required for business as of 1 January 2007 is 178.4 million EUR.

bb) Real estate not required for operations

Real property and buildings are considered to be not required for operations if they could be freely sold without affecting the actual entrepreneurial activity. The real property and buildings not required for operation of Schwarz Pharma AG include a day-care center for children as well as 15 company apartments. As the day-care center was built only approximately 2 years ago, it was assessed with its book value of 1.1 million EUR. The value of the company apartments was assessed with a simplified discounted earnings value on the basis of sustainable rent receipts. As of 1 January 2007 this discounted earnings value is 1.0 million EUR. The revenue and expenditures for real estate not required for operations were eliminated from the planning.

The appraisal is based on the assumption that a (fictitious) sale of the real estate not required for operations on the valuation date does not result in a significant tax charge.

g) Business value and value per share

The appraiser determined a business value as of the valuation date of 9 May 2007 of 3,339.7 million EUR and a value per share of 70.13 EUR:

Company Value Schwarz Pharma AG	'000
Discounted earnings value	3,159,167
Special items excess cash	178,434
Special items real estate not required for operations	2,097
Company value as of 01.01.2007	**3,339,699**
Accumulation factor	1,0246
Company value as of 09.05.2007	**3,421,763**
Number of shares	48,791,911
Value per share as of 09.05.2007	**70.13**

We checked the calculations of the accumulation of the business value from the technical valuation date of 1 January 2007 to the relevant valuation date of 9 May 2007 as well as the determination of the value per share. The share capital of Schwarz Pharma AG divided into 49,254,981 shares must be reduced by the number of treasury shares (463,070 as of 20 March 2007) for purposes of determining the value per share. We consider the procedure for determining the accumulation and the value per share to be appropriate.

h) Plausibility of the business value

We examined the plausibility of the business value of Schwarz Pharma AG determined in this manner on the basis of the stock exchange price of Schwarz Pharma AG, the tender offer of the UCB group, as well as a comparison based valuation. In addition, we determined a sensitivity analysis for how the business value of Schwarz Pharma AG looks when two essential valuation parameters are changed.

aa) Stock exchange price of Schwarz Pharma AG prior to the takeover phase

The following graph shows the development of the stock exchange price of Schwarz Pharma AG and of the trade volumes during the period from to 2 January 2006 until 21 March 2007:


Share price development Schwarz Pharma AG between 2 January 2006 and 21 March 2007 and number of shares traded
shares (in 1000)
3.500
3.000
2.500
2.000
1.500
1.000
500
120
100
80
60
40
20
0
EUR
17.01.2006
11.04.2006
07.07.2006
29.09.2006
22.12.2006
21.03.2007
no. of shares traded (daily)
share price

On 25 September 2006, the UCB group announced its intention of submitting a voluntary public tender offer bid of 50.00 EUR in cash and 0.8735 UCB shares per Schwarz Pharma AG share. On the day of this announcement, the price of the Schwarz Pharma AG share rose from 75.70 EUR by around 17 % to a closing price of 88.30 EUR, and remained slightly below the value of the combined offer of 92.54 EUR. For the calculation of the combined offer, the closing price of UCB S.A. prior to the launch of the offer, of 48.71 EUR, was chosen. Over the subsequent few days, the price of the Schwarz Pharma AG share rose further to over 91.00 EUR, but was still slightly below the value of the combined UCB offer. At the start of 2006, the Schwarz Pharma AG share stood at 53.80 EUR. The average price for the period from the start of the year 2006 until announcement of the takeover bid is 65.11 EUR. This average price reflects a market valuation of the Schwarz Pharma AG on a stand-alone basis without takeover fantasy. From this stand-alone perspective, there are no indications that the discounted earnings value is too low.

bb) Tender offer

On 25 September 2006, Schwarz Pharma AG, UCB S.A. and UCB SP GmbH concluded a Business Combination Agreement, providing for submission of a voluntary public tender offer (combined cash and share bid with a counterperformance of 50.00 EUR in cash and 0.8735 shares in UCB S.A. for each share in Schwarz Pharma AG). On 10 November 2006, the relevant offer document was published. As this offer document indicates, the bidder when assessing the consideration calculates the value of the 0.8735 new UCB shares at 39.31 EUR, in total, this results in a calculated assessment of the consideration at 89.31 EUR. The tender offer was 22 % above the minimum price according to Section 5 WpÜG-AngebotsVO, which indicates 73.15 EUR per share in Schwarz Pharma AG. The minimum price according to Section 5 WpÜG-AngebotsVO corresponds to the weighted three-month average price ending on the date prior to publication of the bidder's decision to submit an offer (final date 24 September 2006).

The internal value of Schwarz Pharma AG calculated for 9 May 2007 totals 70.13 EUR per share and is thus below the tender offer. The tender offer reflects the estimates of the bidder regarding the value contribution that Schwarz Pharma AG will make to the future joint group. It is assumed the merger will make the corporation market leader in biopharmaceuticals with a leading global sales structure. Schwarz Pharma AG specifically has in this regard a product pipeline including candidates in the final development phase; the main focus of the product pipeline is on the treatment of disorders in the central nervous system, which accordingly corresponds to the core therapeutic areas of UCB S.A. and the corporate group. Schwarz Pharma AG therefore can be said to fit well into the UCB group. According to the offer document the bidders expect based on experience that if Schwarz Pharma AG is taken over in its entirety some significant synergies can be realised totalling 300 million EUR per annum after three years. The greater part of these synergies requires that, within the context of the legal framework, a domination agreement must be concluded or some further integration measures carried out.

Against this background, we do not consider that the tender offer contains any indication of a stand-alone discounted earnings value that is too low.

cc) Comparison based valuation

The appraiser has carried out a comparative valuation of Schwarz Pharma AG on the basis of revenue and EBIT multiples. Average multiples were calculated for the result before interest and taxes (EBIT) and for the revenue on the basis of a peer group. The analysis comes to the conclusion that the business value assessed for Schwarz Pharma AG lies in the upper third of the range resulting from the revenue multiples, but is higher than the range resulting from the comparison-based valuation, on the EBIT basis.

We have checked in a first step the comparison based valuation by the appraiser and have convinced ourselves about the accuracy of the calculations. As a second step, we also performed a comparison based valuation on the basis of net earnings multipliers on the basis of the group of companies used for the peer group analysis which is presented in the following table:

Market value of equity on the basis of net earnings multiples	**2007**	**2008**	**2009**	**2010**
Minimum	11.8x	11.6x	10.4x	9,7x
Mean	**17.8x**	**15.1x**	**13.4x**	**12,4x**
Maximum	26.1x	24.6x	19.3x	16,8x
NI Schwarz Pharma after minority interest (in EUR m)	24.4	15.1	121.9	219,3
Minimum	288.2	175.3	1268.8	2.135,2
Mean	**435.1**	**229.0**	**1629.3**	**2.716,1**
Maximum	637.0	372.7	2347.6	3.677,3

In comparison with the considered peer group Schwarz Pharma AG notably has products which are only at the beginning of their life cycle. The valuation of Schwarz Pharma AG by the appraiser anticipates the future success of these products. From a long-term perspective, our analysis confirms the reasonableness of the business value determined by the appraiser.

dd) Sensitivity analysis

In addition to the above mentioned comparison based valuation, we have determined how a change in the sustainable EBIT margin (EBIT in relation to sales revenue) und the risk premium affect the business value and the value per share.

Compared to the past record of other pharmaceuticals companies, Schwarz Pharma AG shows a somewhat below-average EBIT margin. In relation to the adjusted EBIT described above this shows an increase in the EBIT margin from -1.6 % in 2005 to 14.0 % in 2006, increasing to 17.9 % in the planning period up to 2010 ff.. The companies we took as a comparison show in 2006 on average an EBIT margin of approx. 22.1 % with a wide range of approx. 7.4 % to 39.7 %.

There is on the one hand always the risk – as for every accounting plan subject to unforeseeable factors – that increases in the EBIT margin and the EBIT will not be achieved to the extent now being forecast. There is on the other hand a chance that Schwarz Pharma AG will in this regard continue to move closer to other companies of the pharmaceuticals sector.

Any consideration of the development of the EBIT margin must in our opinion take account of its relation to the operative business risk. There is a general economic interrelation suggesting that higher profit expectations are correlated with a higher business risk. This means in the context of the pharmaceuticals sector that high-risk research and development projects on the one hand provide an opportunity for higher revenue (with rising research and development costs at the preceding stage) and rising EBIT margins and, on the other hand, that the operative business risk included in the risk premium will also rise. This relationship is supported empirically by the analysis of the peer group of companies. The peer group companies that have a higher EBIT-margin also tend to have a higher Beta, the two variables are thus positively correlated.

For our analysis of the consequences of a change to the EBIT margin and the risk premium we replicated the appraiser's valuation model and in the following cross-tabulation presented the business values / business values per share that can be calculated on the basis of different risk premiums and EBIT margins.

m EUR			EBIT-Margin						
			16%	17%	18%	19%	20%	21%	22%
Beta factor	0.70	3.9%	3,196	3,385	3,573	3,761	3,949	4,138	4,326
	0.75	4.1%	3,013	3,189	3,366	3,542	3,719	3,895	4,072
	0.80	4.4%	2,848	3,014	3,180	3,346	3,512	3,678	3,843
	0.85	4.7%	2,700	2,856	3,012	3,169	3,325	3,481	3,638
	0.90	5.0%	2,565	2,713	2,860	3,008	3,156	3,303	3,451
	0.95	5.2%	2,442	2,582	2,722	2,862	3,001	3,141	3,281
	1.00	5.5%	2,330	2,463	2,595	2,728	2,861	2,993	3,126

(Row labels: Beta factor / Risk premium)

EUR/Share			EBIT-Margin						
			16%	17%	18%	19%	20%	21%	22%
Beta factor	0.70	3.9%	65.51	69.37	73.23	77.08	80.94	84.80	88.66
	0.75	4.1%	61.75	65.37	68.96	72.60	76.22	79.83	83.45
	0.80	4.4%	58.38	61.78	65.17	68.57	71.97	75.37	78.77
	0.85	4.7%	55.33	58.53	61.74	64.94	68.15	71.35	74.55
	0.90	5.0%	52.57	55.60	58.62	61.65	64.68	67.70	70.73
	0.95	5.2%	50.06	52.92	55.79	58.65	61.52	64.38	67.25
	1.00	5.5%	47.76	50.48	53.19	55.91	58.63	61.35	64.06

(Row labels: Beta factor / Risk premium)

We have used a range of debt free beta factors of 0.7 to 1.0. Risk premiums resulting from this are between 3.9 % and 5.5 %. We have compared these ranges with EBIT margins ranging from 16 % to 22 %.

Initially it must be found that a large portion of the determined values are below the company value determined in the independent expert opinion. It must also be noted that the above outlined economic reasoning on the correlation of expectations for returns and entrepreneurial risk does not provide reasons for the calculated values in the case of a high beta factor and a low EBIT margin as well as in the case of a low beta factor and a high EBIT margin.

We highlighted in white what we consider to be the most reasonable EBIT/risk premium combinations.

In light of this sensitivity analysis, we consider the business value determined for Schwarz Pharma AG to be plausible.

2. Reasonableness of the guaranteed dividend

The basis for determining the guaranteed dividend is a valuation of the business in accordance with the principles of the discounted earnings value method pursuant to IDW S 1. These principles correspond to the predominant view in the practice of valuations and of the case law to date. According to this, a value of a company is calculated as the present value of the anticipated financial surpluses of the company.

According to § 304 para. 2 sentence 1 AktG, at least the annual payment of an amount must be guaranteed as a reasonable guaranteed dividend which could probably be distributed to the individual share as an average participation in the profit according to the past earnings position of the company and its future outlook for earnings, taking into account reasonable depreciation and write-downs, but without establishing other profit reserves. This statutory provision assures that the outside shareholder receives a guaranteed dividend which corresponds in value to the average dividend which the shareholder would receive without the corporate group agreement.

Pursuant to § 4 of the Domination and Profit Transfer Agreement, the guaranteed dividend is a gross amount of 3.43 EUR per no-par value share for each full financial year minus corporate income tax as well as a solidarity surcharge at the applicable tax rate respectively for these taxes for the relevant financial year. The deduction is only made on the gross amount contained in the proportionate guaranteed dividend of 0.96 EUR per share profit which is subject to German corporate income tax.

As explained in the Joint Report and the valuation report, the guaranteed dividend is determined by applying an interest rates to the business value of 3,421.8 million EUR or 70.13 EUR per share, respectively. The corporate income tax contained in this was determined by the appraiser using a differential calculation. We have checked the reasonableness of this approach as follows:

a) Determination of the average share in the profit

The determination of an average, fixed future profits in the case of actually fluctuating profit expectations takes place in the correct financial mathematical manner by applying interests to the present value of the fluctuating profits. Therefore, we consider this type of calculation of an average also to be reasonable. The inclusion of assets which are not required for the business in the calculation of the guaranteed payment by the appraiser is economically appropriate because the parties entitled to the guaranteed dividend also have a share in these assets.

The appraiser applied an interest rate of 3.738 % (after typical income tax) and used the following considerations for this.

During the term of the Domination and Profit Transfer Agreement the recipient of the guaranteed dividend shall receive a payment guaranteed by UCB SP GmbH and indirectly through the letter of comfort by UCB S.A.. The recipient of the guaranteed dividend thus has a similar status as a creditor of UCB S.A.

The recipient of the guaranteed dividend will not bear any risk exceeding the default risk of UCB S.A.. This will also not be the case if the affiliation agreement were to be cancelled by UCB SP GmbH, as according to Section 5, para. 6 of the Domination and Profit Transfer Agreement every shareholder is entitled to sell his shares to UCB SP GmbH. UCB SP GmbH is obliged to purchase these shares against payment of 104.60 EUR per no-par share.

The risks relating to a UCB SP GmbH creditor were ascertained on the basis of the syndicated credits of UCB S.A. raised in the course of the acquisition of Schwarz Pharma AG. In the period up to 30 June 2007, the loan terms provide for payment of a credit interest of 150 base points above LIBOR / EURIBOR. The margin will thereafter be reduced depending on the repayments made and the degree to which certain specified leverage figures are achieved by UCB S.A. According to information received, no risk assessment has been provided by a rating agency or other credit agreements for UCB S.A.

It must also be taken into account that the recipient of the guaranteed dividend must pay tax on received interest. Since received interest is as a general rule subject to full taxation, the resulting gross interest rate must be reduced by the typical income tax of 35 %.

The recipient receives a gross guaranteed dividend which is subject to the half income procedure [Halbeinkünfteverfahren]. The calculated net return is, thus, to be increased by an amount resulting before the typical tax burden of (35 % / 2 =) 17.5 %.

The appraiser takes this at the facts into account in the result in the same value by increasing the net guaranteed dividend by the same factor.

The interest applied to the value per share of 70.13 EUR at an interest rate of rounded 4.53 % leads to a guaranteed dividend of 3.18 EUR. The approach chosen by the appraiser to determine the guaranteed dividend leads to the same result.

We have been able to check the considerations given by the appraiser to determining the interest-rate, and we consider them to be reasonable in light of the fact that during the course of the Agreement, the guaranteed dividend is a contractually agreed fixed obligation of UCB SP GmbH and in light of the fact that in the case of a termination by UCB SP GmbH, the regulations in § 5 para. 6 of the Agreement apply.

b) Consideration of corporate income tax according to the case law of the BGH

With regard to the guaranteed dividend, the BGH decided in an order dated 21 July 2003[1] that the foreseeable average gross profit per share are capable of being distributed, minus the (dividend) corporate income tax to be paid on this amount at the respective valid tax rate must be guaranteed as a guaranteed dividend within the meaning of § 304 para. 1 S. 1, para. 2 sentence 1 AktG is a fixed amount. In its ruling, the BGH includes only expenses from German corporation tax, other German and foreign tax expenses are not taken into account. The interrelation between possible changes in corporation tax at the company level and changes in income tax regulations at the shareholder level is also not taken into account.

According to the above-mentioned order, the profit before corporate income taxes deemed to be the realize profit because the amount of the corporate income tax cannot itself be influenced by the Company; rather, it is only a result of the profit earned by the company. In particular, in the case of the future statutory reduction of the corporate income tax rate, the BGH finds that there would be an unjustified advantage for the Company or the parent company at the cost of the outside shareholder because then a correspondingly higher amount would be available for profit distributions than the guaranteed dividend which is a one-time, permanent net amount. In the case of such a reduction of the tax rate, a complete distribution of the previously determined average distributable gross profit would then in fact not take place.

According to the BGH, this approach does not question the principle of having an effective date because when determining the guaranteed dividend, the average distributable gross profit is a fixed amount derived from the objective value of the company so that only the organizational situation and the economic and legal structures of the Company existing on the valuation effective date are relevant.

This case law was taken into account in the agreement being examined here. We have examined its accounting implementation as follows:

The contractually provided reasonable guaranteed dividend is net 3.18 EUR. If the same calculation is performed without German corporate income tax and the corresponding

---

[1] see, BGH, Order dated 21 July 2003, II ZB 17/01, NZG 2003, p 1017.

solidarity surcharge, this results in a gross guaranteed dividend before corporate income tax of solidarity surcharge of 3.43 EUR. We have checked this calculation.

Accordingly, the German corporate income tax including solidarity surcharge is 0.25 EUR per share. Thus, the portion of the profit burdened by corporate income tax in solidarity surcharge is 0.96 EUR (26.375 % of 0.96 EUR is 0.25 EUR). After deduction of corporate income tax and the solidarity surcharge at their current tax rates, this results in a net share in the profit of 3.18 EUR. This net portion of the profit would change contractually in the case of future changes in the tax rate in accordance with the case law of the BGH. The difference between the burdened profit share of 0.96 EUR and the gross guaranteed dividend of 3.43 EUR in the amount of 2.47 EUR remains unchanged in the case of future changes in taxes.

Company value as of 09.05.2007 Schwarz Pharma AG		Gross compensation before corporate tax/sol. surcharge	Included corp. tax/sol. surcharge 26.38 %	Net compensation after corporate tax/sol. surcharge
Derivation of average share in profits				
Company value	EUR m	3,696	274	3,422
Interest calculation with 4.53%	EUR m	167.4		155
Number of shares		48,791,911		48,791,911
Compensation per share	EUR	3.43	0.25	3.18
Derivation of share in gross profit before corporate tax/ solidarity surcharge				
Share in profits burdened with corporate tax/solidarity surcharge	EUR	0.96	0.25	0.71
unencumbered share in profits	EUR	2.47	0.00	2.47
Compensation per share	EUR	3.43		3.18

We have examined the correctness of the calculation for this determination. Therefore, we consider the contractually provided guaranteed dividend and amount of 3.18 EUR to be reasonable in light of the described case law.

3. Reasonableness of the compensation

a) Comparison with average stock exchange price

The following graph shows the course of the stock exchange price for Schwarz Pharma AG shares from 12 October 2006 until 21 March 2007. As becomes apparent from the graph, trading in Schwarz Pharma stock on the stock exchange took place throughout this entire period.


Share price development Schwarz Pharma AG between 12 October 2006 and 21 March 2007 and number of shares traded
shares (in 1000)
EUR
500
450
400
350
300
250
200
150
100
50
120
100
80
60
40
20
0
12.10.2006
13.11.2006
13.12.2006
17.01.2007
16.02.2007
20.03.2007
no. of shares traded (daily)
share price

According to case law of the Federal Constitution Court, article 14, paragraph 1 GG (German Basic Law) states that the shareholder will in the case of a merger of a stock corporation (*Aktiengesellschaft*) be compensated in full for the value of the loss of his shareholder status (BVerfG, 1 BvR 1613/94 of 27 April 1999, paragraph 46 ff.). This compensation must be for the amount of the "true value" of his participation. The "full" compensation required under article 14, paragraph 1 GG must in any case not fall below the market value, which will be established for listed companies not without reference to the relevant share price (cf. BVerfG, 1 BvR 1613/94 of 27 April 1999, paragraph 54). The amount of compensation must be measured, this court ruling states, in such a way that the minority shareholders receive the counter-value of their share in the company. The compensation must furthermore be such that the minority shareholders at all events receive no less than they would have obtained in the case of a free divestment decision at the time of the merger. A lower amount of compensation would not take adequate account of the freedom of disposal of this item of property (cf. BVerfG, 1 BvR 1613/94 of 27 April 1999, paragraph 57).

Article 14, paragraph 1 GG does not demand that the lower limit for the cash compensation is set at precisely the share price at the valuation date. As the merger conditions are known to the market participants prior to this fixing date and certainly during the notice period of at least one month before the shareholders' meeting in which a resolution regarding the merger is passed, interested parties would otherwise be able to force up the share price during this period at the cost of the majority shareholder. The constitution does not specify how the fixing date is to be decided. The important point is that the civil courts countered any abuse of this situation by either side through the selection of a corresponding reference price. The civil courts would in this regard be able to refer to an average stock exchange price in advance of the announcement of the affiliation agreement. Although, the appropriate amount of cash compensation must take all due account of the situation of the company at the time of the agreement being resolved by its shareholders' meeting, the relevant circumstances at the time for consideration not only include the day rate, but also an average value in relation to this date (cf. BVerfG, 1 BvR 1613/94 of 27 April 1999, paragraph 69 ff.).

On the basis of the specifications made by the Federal Constitution Court, BGH decided in its judgment of 12 March 2001 (BGH II ZB 15/00, DB 2001, page 969 ff.) that the decision on suitable cash compensation must take due account both of the share price at the date of the shareholders' meeting and an average stock exchange price in relation to this fixing date, which is formed from the prices established over a certain period. For reasons of legal certainty, an average stock exchange price relating to the valuation date must therefore be taken as a basis. A reference period of three months immediately prior to the shareholders' meeting of the dominant corporation will in this regard be necessary, but also sufficient to counter effectively the risks of abuse mentioned by the Federal Constitution Court.

The courts of the earlier instances generally followed the adjudication of the Federal Court of Justice. In the literature relating to stock corporation law, on the other hand, this decision generally encountered criticism. The critics of the BGH ruling are of the opinion that the prices following announcement of the measure should not be considered.

With its judgement of 29 November 2006 – 1 BvR 704/03 –, the Federal Constitution Court again commented on the question of the share price to be considered in the case of compensation to be paid as a result of merger measures. Confirming the fundamental decision of 27 April 1999, the Federal Constitution Court established that the constitution does not specify how the fixing date or the reference period is to be decided (BVerfG, 1 BvR 704/04 of 29 November 2006, paragraph 18). In the examination of the arguments presented, the Federal Constitution Court decided, on the one hand, that the period after announcement or public knowledge of the measure should also be taken into consideration; the reference period must accordingly not be restricted to the period prior to announcement or public knowledge of the planned measure. Taking into account a period after publication of the measure is specifically not in conflict with the determinations of the Federal Constitution Court, according to which the compensation must put the shareholder in the same position as he would be in if he had freedom of decision regarding divestment (BVerfG, 1 BvR 704/03 of 29 November 2006, paragraph 16). On the other hand there are, according to the point of view of the Federal

Constitution Court, "good reasons" at the level of simple law for the opinion expressed in the literature according to which an average stock exchange price prior to the announcement of the merger measure should be taken as a basis. This also does not create any conflicts from the point of view of constitutional law (BVerfG, 1 BvR 704/03 of 29 November 2006, paragraph 18).

With its ruling of 16 February 2007 (20 W 6/06, DB 2007, page 6), the Higher Regional Court of Stuttgart has now submitted the question of whether the relevant basis will be the three-month share price prior to announcement of the measure or before the shareholders' meeting deciding on the matter to the Federal Court of Justice for a decision. In a legal challenge regarding the appropriateness of the cash compensation amount after a squeeze-out, the Higher Regional Court of Stuttgart would like to deviate from the period specified by the Federal Supreme Court and instead take as a basis a period of three months prior to announcement of the structure measure.

In its independent expert opinion, Ernst & Young assumes a three-month term as a reference period, ending on the date of publication of the intention to enter into a Domination and Profit Transfer Agreement on 11 January 2007. The weighted average market price of the Schwarz Pharma AG share is indicated for this period at 93.10 EUR.

Against the background of the potential developments in recent Federal Supreme Court case law triggered by the judgement of the Federal Constitution Court of 29 November 2006 and the submission decision of the OLG (Higher Regional Court) Stuttgart of 16 February 2007, we consider multiple alternatives of determining a three-month period to be reasonably possible.

The compensation amounting to 104.60 EUR was established on the basis of a three-month average price for the period ending 21 March 2007. We have verified the established average price for the period ending 21 March 2007 by calculating our own volume-weighted average price based on publicly available data (Bloomberg) and come to the same result. We consider the established compensation of 104.60 EUR to be reasonable from the point of view of the minority shareholders.

b) Evaluation of the reasonableness

The Domination and Profit Transfer Agreement of 22 March 2007 provides for compensation an amount of 104.60 EUR per share. It can be determined that the compensation established on the basis of the three-month average share price for 21 March 2007 is higher than the calculated per-share discounted earnings value of Schwarz Pharma AG. We therefore consider the established compensation to be reasonable.

D. FINAL DECLARATION

According to the result of our duly conducted audit pursuant to §§ 293 b, 293 e AktG, on the basis of the evidence and information provided to us, no objections are to be raised against the Domination and Profit Transfer Agreement between UCB SP GmbH, Monheim, and Schwarz Pharma AG, Monheim.

We issue the final declaration pursuant to § 293 e AktG as follows:

> "According to our determinations, a guaranteed dividend for the outside shareholders of Schwarz Pharma AG in the amount of 3.18 EUR for each for each full financial year is reasonable. We evaluate the regulation in the Domination and Profit Transfer Agreement, according to which the guaranteed share in the profit consisting of a fixed gross amount of 3.43 EUR, minus the amount for the corporate income tax and the solidarity surcharge to be paid by Schwarz Pharma AG at the respective rate applicable for these taxes for the relevant financial year, whereby this deduction is only made with regard to the gross amount of 0.96 EUR per share, which is the profit burdened by German corporate income tax contained in the guaranteed dividend, to be reasonable in light of the decision of the BGH II ZB 17/01 as of 21 July 2003.
>
> According to our findings, the contemplated compensation under which the outside shareholders of Schwarz Pharma AG receive compensation in the amount of 104.60 EUR per share in the company is reasonable."

We are issuing this Report on the basis of the documents and information provided, taking into account the professional principles, particularly as they are set forth in §§ 2 and 43 of the Regulation of Accountants [*Wirtschaftsprüferordnung*].

Düsseldorf, 23 March 2007

Warth & Klein GmbH
Wirtschaftsprüfungsgesellschaft

Dr. Martin Jonas	Dr. Heike Wieland-Blöse
certified accountant	certified accountant

This document is a translation of the report „Bericht über die Prüfung des Beherrschungs- und Gewinnabführungsvertrags zwischen der UCB SP GmbH, Monheim, und der Schwarz Pharma Aktiengesellschaft, Monheim, gemäß § 293 b Abs. 1 AktG" which was written in German. The translation was performed by a professional translator. Warth & Klein GmbH does not assume any responsibility for the correctness of the translation. The German version is authoritative for decisionmaking purposes.

Annex 1

Conveniance Translation –

German Version legally binding

File No.: 31 O 3/07 [AktE] [Stamp: Official Copy]

District Court [Landgericht] Düsseldorf

Order

In the proceedings pursuant to German Stock Corporations Act [Aktiengesetz, "AktG"]

involving

1. Schwarz Pharma AG, represented by the management board, which is represented by Chairman Mr. Detlev Thielgen and Mr. Jürgen Baumann, Alfred-Nobel-Straße 10, 40789 Monheim,

2. UCB SP GmbH, represented by the managing directors Mr. Erik Roelandt and Guy van den Dorpe, Georg-Glock-Straße 8, 40474 Düsseldorf,

Applicants

Authorized Representative of proceedings: Lawyers Freshfields, Bruckhaus Feldmühleplatz 1, 40545 Düsseldorf,

The First Chamber for Commercial Matters,

through the Presiding Judge of the District Court, Mr. Kintzen

on 12 January 2007 has decided that:

With regard to the intended conclusion of a Domination and Profit and Loss Transfer Agreement between the applicant 1) and the applicant 2), upon their joint application in accordance with § 293 c AktG,

Warth & Klein GmbH
Wirtschaftsprüfungsgesellschaft
Rosenstraße 47, 40479 Düsseldorf

is appointed as a joint contract examiner.

The Applicants must bear the costs of these appointment proceedings.

The value for the proceedings is established at € 500,000.00 (§ 30 para. 2 sentence 2).

Kintzen
Presiding Judge of the District Court

[Official Copy
signature
Clerk of the Court]   [Seal of the Court]

Annex 2

Convenience Translation –
German Version legally binding

Domination and Profit Transfer Agreement

between

UCB SP GmbH
Alfred-Nobel-Str. 10, 40789 Monheim
AG Düsseldorf, HRB 54649
- "UCB SP" -

and

Schwarz Pharma Aktiengesellschaft
Alfred-Nobel-Str. 10, 40789 Monheim
AG Düsseldorf, HRB 45462
- "Schwarz Pharma" -

§ 1
Control

(1) Schwarz Pharma submits the control of its company to UCB SP. Accordingly, UCB SP is authorized to issue instructions to the management board of Schwarz Pharma with regard to the management of the company. UCB SP is not entitled to issue instructions to the management board of Schwarz Pharma to amend this agreement, to maintain or to terminate it.

(2) The management board of Schwarz Pharma is required pursuant to paragraph 1 to follow the instructions of UCB SP. The management board of Schwarz Pharma shall continue to be responsible for the management and the representation of Schwarz Pharma.

(3) Instructions must be issued in writing.

§ 2
Transfer of Profits

(1) Schwarz Pharma is obligated to transfer its entire profits to UCB SP. Subject to the creation or dissolution of reserves in accordance with paragraph 2, the annual net income which would accrue without the profit transfer, reduced by a possible loss carried forward from the preceding year and the amount to be allocated to the statutory reserve, must be transferred.

(2) With the consent of UCB SP, Schwarz Pharma may allocate parts of the annual net income to other profit reserves (§ 272 paragraph 3 German Commercial Code [*Handelsgesetzbuch*, "HGB"]), insofar as this is admissible under commercial law and economically justified by a sound commercial judgment. Other profit reserves pursuant to § 272 paragraph 3 HGB created during the term of this Agreement shall be dissolved upon the demand of UCB SP and used to compensate an annual net loss or transferred as profit. Other reserves as well as a profit carried forward from the time before the term of this Agreement may not be transferred as profit or used to compensate an annual net loss.

(3) The obligation to transfer profits first applies to the entire profit of the financial year in which this Agreement takes effect pursuant to § 6 paragraph 2.

§ 3
Assumption of Loss

(1) UCB SP is obligated to compensate Schwarz Pharma pursuant to the provisions in § 302 German Stock Corporation Act (*Aktiengesetz*, "AktG") for each annual net loss that would otherwise arise during the term of this Agreement, unless such loss is compensated for by withdrawing, in accordance with § 2 paragraph 2 sentence 2, amounts from the other profit reserves that have been allocated to them during the term of this Agreement.

(2) The obligation to compensate Schwarz Pharma for its annual net loss first applies to the net loss of the financial year in which this Agreement takes effect pursuant to § 6 paragraph 2.

§ 4
Guaranteed Dividend

(1) For the term of this Agreement, UCB SP guarantees the outside shareholders of Schwarz Pharma an adequate guaranteed dividend in the form of a recurring cash payment (guaranteed dividend).

(2) The guaranteed dividend shall add up to a gross amount of EUR 3.43 per no-par value share for each full financial year minus German corporate income tax and solidarity surcharge in accordance with the rate applicable to each of these taxes for the financial year concerned. This deduction is to be calculated only on the basis of the pro rata guaranteed dividend of EUR 0.96 per no-par value share, included in the gross amount, arising from profits subject to German corporate income tax plus solidarity surcharge. According to the situation at the time of conclusion of the Agreement, the portion of the guaranteed dividend in the amount of EUR 0.96 per share consisting of profit burdened by German corporate income tax is subject to 25 % corporate income tax plus 5.5 % solidarity surcharge which constitutes a deduction of EUR 0.25. Together with the other portion of the guaranteed dividend in the amount of EUR 2.47 per share representing profits which are not subject to German corporate income tax, this results in a guaranteed dividend payment in the total amount of EUR 3.18 per no-par value share for a complete financial year based on the circumstances existing at the time the Agreement was concluded.

(3) The guaranteed dividend shall be granted beginning with the financial year in which this Agreement takes effect in accordance with § 6 paragraph 2.

(4) If this Agreement terminates during a Schwarz Pharma financial year or if, during the term for which the obligation to transfer profits in accordance with § 2 paragraph 3 applies, Schwarz Pharma forms a short financial year, the guaranteed dividend shall be reduced *pro rata temporis*.

(5) The guaranteed dividend payment shall become due on the first banking day following the Annual General Meeting of Schwarz Pharma for the preceding financial year.

(6) If Schwarz Pharma's share capital is increased by way of conversion of the company's funds in return for the issuance of new shares, the guaranteed dividend per share shall decrease in such a way that the total amount of the guaranteed dividend remains unchanged. If Schwarz Pharma's share capital is increased by means of a contribution in cash or in kind, the rights arising from this § 4 shall also apply to the shares resulting from the capital increase subscribed to by outside shareholders.

(7) In the case that proceedings concerning the adequacy of the guaranteed dividend ("*Spruchverfahren*") pursuant to the German Act on Appraisal Proceedings ("*Spruchverfahrensgesetz*") are initiated and the court determines a higher guaranteed dividend by non-appealable decision, the outside shareholders shall be entitled to request a corresponding supplement to the guaranteed dividend they have received, even if they have already tendered their shares in return for compensation. Likewise, all outside shareholders shall be treated equally if UCB SP, in a settlement to avert or terminate proceedings concerning the adequacy of the guaranteed dividend ("*Spruchverfahren*") pursuant to the German Act on Appraisal Proceedings ("*Spruchverfahrensgesetz*"), agrees to a higher guaranteed dividend vis-à-vis a Schwarz Pharma shareholder.

§ 5
Compensation

(1) Upon demand of an outside shareholder of Schwarz Pharma, UCB SP shall acquire his shares in return for a cash compensation of EUR 104.60 per share.

(2) The obligation of UCB SP to acquire shares is limited to a specific period of time. The period of time shall expire two months after the date on which the registration of this Agreement in the commercial register of Schwarz Pharma has been announced in accordance with § 10 HGB. An extension of the time period under § 305 paragraph 4 sentence 3 AktG due to a motion for determination of the guaranteed dividend or the compensation by the court responsible according to § 2 of the German Act on Appraisal Proceedings ("*Spruchverfahrensgesetz*") shall remain unaffected; in this case, the period of time expires two months after the date on which the decision on the last motion ruled on has been publicly announced in the electronic federal gazette ("*Bundesanzeiger*").

(3) The sale of the shares is free of cost for Schwarz Pharma shareholders.

(4) If, prior to the expiration of the time period defined in paragraph 2, Schwarz Pharma's share capital is increased by way of conversion of the company's funds in return for the

issuance of new shares, the compensation per share shall decrease in such a way that the total amount of the compensation remains the same. If, prior to the expiration of such time period, the share capital of Schwarz Pharma is increased by means of a contribution in cash or in kind, the rights arising from this § 5 shall apply also to the shares resulting from the capital increase subscribed to by outside shareholders.

(5) In the case that proceedings concerning the adequacy of the compensation ("*Spruchverfahren*") pursuant to the German Act on Appraisal Proceedings ("*Spruchverfahrensgesetz*") are initiated and the court determines an increased compensation by a non-appealable decision, the outside shareholders shall be entitled to request a corresponding supplement to the compensation they have received, even if they have already tendered their shares in return for compensation. Likewise, all outside shareholders shall be treated equally if UCB SP, in a settlement to avert or terminate proceedings concerning the adequacy of the compensation ("*Spruchverfahren*") pursuant to the German Act on Appraisal Proceedings ("*Spruchverfahrensgesetz*"), agrees to a higher compensation vis-à-vis a Schwarz Pharma shareholder.

(6) If this Agreement is terminated by UCB SP at a time in which the time period (defined in this § 5 paragraph 2) for acceptance of the compensation (defined in this § 5 paragraph 1) has expired, each outside shareholder is entitled to sell his shares for EUR 104.60 per share to UCB SP, and UCB SP is in turn obligated to purchase these shares. This right of the shareholder to sell his shares is limited to a specific period of time. The period of time shall expire two months after the date on which the registration of the termination of this Agreement in the commercial register of Schwarz Pharma has been announced in accordance with § 10 HGB. Paragraphs 3 and 4 of this § 5 shall apply accordingly.

§ 6
Effectiveness and Term

(1) To take effect, this Agreement requires the consent of the General Meeting of Schwarz Pharma and the consent of the shareholders' meeting of UCB SP.

(2) This Agreement shall take effect upon registration in the Commercial Register at the registered office of Schwarz Pharma.

(3) This Agreement can be terminated by giving written notice subject to a notice period of six months prior to the end of a financial year of Schwarz Pharma. This Agreement may

be terminated for the first time as of the end of the financial year that expires at least five years after the beginning of the financial year in which this Agreement has taken effect.

(4) The right to terminate this Agreement for cause (*wichtiger Grund*) without notice shall remain unaffected. Particularly, UCB SP is entitled to terminate for cause if it no longer holds the majority of the voting rights of shares in Schwarz Pharma.

§ 7
Comfort Letter (*Patronatserklärung*)

UCB SP is a wholly-owned subsidiary of UCB GmbH. UCB S.A. holds 25% of the shares in UCB GmbH. UCB Finance NV, a wholly-owned subsidiary of UCB S.A., holds the remaining 75% of the shares in UCB GmbH. Without entering into this Agreement as a contracting party, UCB S.A. as the parent company of the UCB group has issued a comfort letter. In this comfort letter attached as an Annex to this Agreement for information purposes, UCB S.A. has irrevocably and without any restrictions undertaken to ensure that UCB SP will be managed and financially supported in such manner that UCB SP will at all times be in a position to completely and timely perform all of its obligations under this Agreement with Schwarz Pharma. Vis-à-vis the outside shareholders of Schwarz Pharma, UCB S.A. guarantees irrevocably and without any restrictions that UCB SP will completely and timely fulfill all its obligations vis-à-vis the outside shareholders under this Agreement, especially to pay the guaranteed dividend and the compensation. This shall also apply to an increase, if any, of the guaranteed dividend or the compensation in an appraisal proceeding ("*Spruchverfahren*") under the German Act on Appraisal Procedings ("*Spruchverfahrensgesetz*"). To that extent, each outside shareholder of Schwarz Pharma shall have a separate legal claim (§ 328 paragraph 1 German Civil Code).

§ 8
Severability Clause

Should a present or future provision of this Agreement be or become entirely or partly invalid or impracticable, or should there be an omission in this Agreement, the validity of the remaining provisions shall not be affected thereby. The parties to this Agreement, in the place of the invalid or impracticable provision or in order to fill in the omission, undertake to agree on an appropriate provision that, within the framework of what is legally permissible, comes closest to what the parties to this Agreement intended or would have intended in accordance with the purpose of this Agreement if they had considered the point.

Convenience Translation –
German Version legally binding

22 March 2007

UCB SP GmbH

____________________ ____________________

22 March 2007

Schwarz Pharma Aktiengesellschaft

____________________ ____________________

Annex: Comfort Letter of UCB S.A.

Annex 3

[Translator's notes are in square brackets]

General Engagement Terms

for

Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften

[German Public Auditors and Public Audit Firms]
as of January 1, 2002

This is an English translation of the German text, which is the sole authoritative version

1. Scope

(1) These engagement terms are applicable to contracts between Wirtschaftsprüfer [German Public Auditors] or Wirtschaftsprüfungsgesellschaften [German Public Audit Firms] (hereinafter collectively referred to as the "Wirtschaftsprüfer") and their clients for audits, consulting and other engagements to the extent that something else has not been expressly agreed to in writing or is not compulsory due to legal requirements.

(2) If, in an individual case, as an exception contractual relations have also been established between the Wirtschaftsprüfer and persons other than the client, the provisions of No. 9 below also apply to such third parties.

2. Scope and performance of the engagement

(1) Subject of the Wirtschaftsprüfer's engagement is the performance of agreed services - not a particular economic result. The engagement is performed in accordance with the Grundsätze ordnungsmäßiger Berufsausübung [Standards of Proper Professional Conduct]. The Wirtschaftsprüfer is entitled to use qualified persons to conduct the engagement.

(2) The application of foreign law requires – except for financial attestation engagements – an express written agreement.

(3) The engagement does not extend – to the extent it is not directed thereto – to an examination of the issue of whether the requirements of tax law or special regulations, such as, for example, laws on price controls, laws limiting competition and Bewirtschaftungsrecht [laws controlling certain aspects of specific business operations] were observed; the same applies to the determination as to whether subsidies, allowances or other benefits may be claimed. The performance of an engagement encompasses auditing procedures aimed at the detection of the defalcation of books and records and other irregularities only if during the conduct of audits grounds therefor arise or if this has been expressly agreed to in writing.

(4) If the legal position changes subsequent to the issuance of the final professional statement, the Wirtschaftsprüfer is not obliged to inform the client of changes or any consequences resulting therefrom.

3. The client's duty to inform

(1) The client must ensure that the Wirtschaftsprüfer – even without his special request – is provided, on a timely basis, with all supporting documents and records required for and is informed of all events and circumstances which may be significant to the performance of the engagement. This also applies to those supporting documents and records, events and circumstances which first become known during the Wirtschaftsprüfer's work.

(2) Upon the Wirtschaftsprüfer's request, the client must confirm in a written statement drafted by the Wirtschaftsprüfer that the supporting documents and records and the information and explanations provided are complete.

4. Ensuring independence

The client guarantees to refrain from everything which may endanger the independence of the Wirtschaftsprüfer's staff. This particularly applies to offers of employment and offers to undertake engagements on one's own account.

5. Reporting and verbal information

If the Wirtschaftsprüfer is required to present the results of his work in writing, only that written presentation is authoritative. For audit engagements the long-form report should be submitted in writing to the extent that nothing else has been agreed to. Verbal statements and information provided by the Wirtschaftsprüfer's staff beyond the engagement agreed to are never binding.

6. Protection of the Wirtschaftsprüfer's intellectual property

The client guarantees that expert opinions, organizational charts, drafts, sketches, schedules and calculations – expecially quantity and cost computations – prepared by the Wirtschaftsprüfer within the scope of the engagement will be used only for his own purposes.

7. Transmission of the Wirtschaftsprüfer's professional statement

(1) The transmission of a Wirtschaftsprüfer's professional statements (long-form reports, expert opinions and the like) to a third party requires the Wirtschaftsprüfer's written consent to the extent that the permission to transmit to a certain third party does not result from the engagement terms.

The Wirtschaftsprüfer is liable (within the limits of No. 9) towards third parties only if the prerequisites of the first sentence are given.

(2) The use of the Wirtschaftsprüfer's professional statements for promotional purposes is not permitted; an infringement entitles the Wirtschaftsprüfer to immediately cancel all engagements not yet conducted for the client.

8. Correction of deficiencies

(1) Where there are deficiencies, the client is entitled to subsequent fulfillment [of the contract]. The client may demand a reduction in fees or the cancellation of the contract only for the failure to subsequently fulfill [the contract]; if the engagement was awarded by a person carrying on a commercial business as part of that commercial business, a government-owned legal person under public law or a special government-owned fund under public law, the client may demand the cancellation of the contract only if the services rendered are of no interest to him due to the failure to subsequently fulfill [the contract]. No. 9 applies to the extent that claims for damages exist beyond this.

(2) The client must assert his claim for the correction of deficiencies in writing without delay. Claims pursuant to the first paragraph not arising from an intentional tort cease to be enforceable one year after the commencement of the statutory time limit for enforcement.

(3) Obvious deficiencies, such as typing and arithmetical errors and formelle Mängel [deficiencies associated with technicalities] contained in a Wirtschaftsprüfer's professional statements (long-form reports, expert opinions and the like) may be corrected – and also be applicable versus third parties – by the Wirtschaftsprüfer at any time. Errors which may call into question the conclusions contained in the Wirtschaftsprüfer's professional statements entitle the Wirtschaftsprüfer to withdraw – also versus third parties – such statements. In the cases noted the Wirtschaftsprüfer should first hear the client, if possible.

9. Liability

(1) The liability limitation of § ["Article"] 323 (2)["paragraph 2"] HGB ["Handelsgesetzbuch": German Commercial Code] applies to statutory audits required by law.

(2) Liability for negligence; An individual case of damages

If neither No. 1 is applicable nor a regulation exists in an individual case, pursuant to § 54a (1) no. 2 WPO ["Wirtschaftsprüferordnung": Law regulating the Profession of Wirtschaftsprüfer] the liability of the Wirtschaftsprüfer for claims of compensatory damages of any kind - except for damages resulting from injury to life, body or health – for an individual case of damages resulting from negligence is limited to € 4 million; this also applies if liability to a person other than the client should be established. An individual case of damages also exists in relation to a uniform damage arising from a number of breaches of duty. The individual case of damages encompasses all consequences from a breach of duty without taking into account whether the damages occurred in one year or in a number of successive years. In this case multiple acts or omissions of acts based on a similar source of error or on a source of error of an equivalent nature are deemed to be a uniform breach of duty if the matters in question are legally or economically connected to one another. In this event the claim against the Wirtschaftsprüfer is limited to € 5 million. The limitation to the fivefold of the minimum amount insured does not apply to compulsory audits required by law.

(3) Preclusive deadlines

A compensatory damages claim may only be lodged within a preclusive deadline of one year of the rightful claimant having become aware of the damage and of the event giving rise to the claim – at the very latest, however, within 5 years subsequent to the event giving rise to the claim. The claim expires if legal action is not taken within a six month deadline subsequent to the written refusal of acceptance of the indemnity and the client was informed of this consequence.

The right to assert the bar of the preclusive deadline remains unaffected. Sentences 1 to 3 also apply to legally required audits with statutory liability limits.

10. Supplementary provisions for audit engagements

(1) A subsequent amendment or abridgement of the financial statements or management report audited by a Wirtschaftsprüfer and accompanied by an auditor's report requires the written consent of the Wirtschaftsprüfer even if these documents are not published. If the Wirtschaftsprüfer has not issued an auditor's report, a reference to the audit conducted by the Wirtschaftsprüfer in the management report or elsewhere specified for the general public is permitted only with the Wirtschaftsprüfer's written consent and using the wording authorized by him.

(2) If the Wirtschaftsprüfer revokes the auditor's report, it may no longer be used. If the client has already made use of the auditor's report, he must announce its revocation upon the Wirtschaftsprüfer's request.

(3) The client has a right to 5 copies of the long-form report. Additional copies will be charged for separately.

11. Supplementary provisions for assistance with tax matters

(1) When advising on an individual tax issue as well as when furnishing continuous tax advice, the Wirtschaftsprüfer is entitled to assume that the facts provided by the client – especially numerical disclosures – are correct and complete; this also applies to bookkeeping engagements. Nevertheless, he is obliged to inform the client of any errors he has discovered.

(2) The tax consulting engagement does not encompass procedures required to meet deadlines, unless the Wirtschaftsprüfer has explicitly accepted the engagement for this. In this event the client must provide the Wirtschaftsprüfer, on a timely basis, all supporting documents and records – especially tax assessments – material to meeting the deadlines, so that the Wirtschaftsprüfer has an appropriate time period available to work therewith.

(3) In the absence of other written agreements, continuous tax advice encompasses the following work during the contract period:

a) preparation of annual tax returns for income tax, corporation tax and business tax, as well as net worth tax returns on the basis of the annual financial statements and other schedules and evidence required for tax purposes to be submitted by the client

b) examination of tax assessments in relation to the taxes mentioned in (a)

c) negotiations with tax authorities in connection with the returns and assessments mentioned in (a) and (b)

d) participation in tax audits and evaluation of the results of tax audits with respect to the taxes mentioned in (a)

e) participation in Einspruchs- und Beschwerdeverfahren [appeals and complaint procedures] with respect to the taxes mentioned in (a).

In the afore-mentioned work the Wirtschaftsprüfer takes material published legal decisions and administrative interpretations into account.

(4) If the Wirtschaftsprüfer receives a fixed fee for continuous tax advice, in the absence of other written agreements the work mentioned under paragraph 3 (d) and (e) will be charged separately.

(5) Services with respect to special individual issues for income tax, corporate tax, business tax, valuation procedures for property and net worth taxation, and net worth tax as well as all issues in relation to sales tax, wages tax, other taxes and dues require a special engagement. This also applies to:

a) the treatment of nonrecurring tax matters, e. g. in the field of estate tax, capital transactions tax, real estate acquisition tax

b) participation and representation in proceedings before tax and administrative courts and in criminal proceedings with respect to taxes, and

c) the granting of advice and work with respect to expert opinions in connection with conversions of legal form, mergers, capital increases and reductions, financial reorganizations, admission and retirement of partners or shareholders, sale of a business, liquidations and the like.

(6) To the extent that the annual sales tax return is accepted as additional work, this does not include the review of any special accounting prerequisities nor of the issue as to whether all potential legal sales tax reductions have been claimed. No guarantee is assumed for the completeness of the supporting documents and records to validate the deduction of the input tax credit.

12. Confidentiality towards third parties and data security

(1) Pursuant to the law the Wirtschaftsprüfer is obliged to treat all facts that he comes to know in connection with his work as confidential, irrespective of whether these concern the client himself or his business associations, unless the client releases him from this obligation.

(2) The Wirtschaftsprüfer may only release long-form reports, expert opinions and other written statements on the results of his work to third parties with the consent of his client.

(3) The Wirtschaftsprüfer is entitled – within the purposes stipulated by the client – to process personal data entrusted to him or allow them to be processed by third parties.

13. Default of acceptance and lack of cooperation on the part of the client

If the client defaults in accepting the services offered by the Wirtschaftsprüfer or if the client does not provide the assistance incumbent on him pursuant to No. 3 or otherwise, the Wirtschaftsprüfer is entitled to cancel the contract immediately. The Wirtschaftsprüfer's right to compensation for additional expenses as well as for damages caused by the default or the lack of assistance is not affected, even if the Wirtschaftsprüfer does not exercise his right to cancel.

14. Remuneration

(1) In addition to his claims for fees or remuneration, the Wirtschaftsprüfer is entitled to reimbursement of his outlays: sales tax will be billed separately. He may claim appropriate advances for remuneration and reimbursement of outlays and make the rendering of his services dependent upon the complete satisfaction of his claims. Multiple clients awarding engagements are jointly and severally liable.

(2) Any set off against the Wirtschaftsprüfer's claims for remuneration and reimbursement of outlays is permitted only for undisputed claims or claims determined to be legally valid.

15. Retention and return of supporting documentation and records

(1) The Wirtschaftsprüfer retains, for seven years, the supporting documents and records in connection with the completion of the engagement – that had been provided to him and that he has prepared himself – as well as the correspondence with respect to the engagement.

(2) After the settlement of his claims arising from the engagement, the Wirtschaftsprüfer, upon the request of the client, must return all supporting documents and records obtained from him or for him by reason of his work on the engagement. This does not, however, apply to correspondence exchanged between the Wirtschaftsprüfer and his client and to any documents of which the client already has the original or a copy. The Wirtschaftsprüfer may prepare and retain copies or photocopies of supporting documents and records which he returns to the client.

16. Applicable law

Only German law applies to the engagement, its conduct and any claims arising therefrom.

Corporate Governance Report

As a Belgian-headquartered company with a commitment to the highest standards of corporate governance, UCB's Board of Directors adopted the Charter of Corporate Governance in October 2005, as required by the Belgian Code on Corporate Governance. This Charter, which is available on our website (www.ucb-group.com), describes the main aspects of UCB's corporate governance, including its governance structure and the terms of reference of the Board of Directors, as well as those of its Committees and the Executive Committee. It is regularly updated.

In accordance with the Belgian Code, the following pages provide factual information about UCB's corporate governance. This includes changes to UCB's corporate governance together with relevant events that took place during the year under review, such as changes in UCB's capital or shareholder structure, the appointment of new Directors, designation of Committee members and the annual remuneration received by each member of the Board and by the Executive Committee. It also includes explanations, where applicable, of any deviations from the Belgian Code.

1. Capital and Shares

a. Capital

As of 30 September 2006, the share capital of UCB S.A. amounted to 437,842,500 euro, divided into 145,947,500 shares. In view of the voluntary take-over offer (the Offer) launched by the company and its affiliate UCB SP GmbH to acquire all outstanding shares of common stock of Schwarz Pharma AG for a cash consideration of 50.00 euro and an additional consideration of 0.8735 new shares of common stock of UCB S.A. for one share of common stock of Schwarz Pharma AG, UCB S.A. held on 23 October 2006 an Extraordinary Shareholders' meeting to increase its existing nominal share capital by up to 129,100,311 euro and to issue up to 43,033,437 new shares (the New UCB Shares) to serve as stock components for the purpose of the Offer. The Extraordinary Shareholders' meeting approved the capital increase. The acceptances of the Offer during the first offer period have led to a first capital increase on 15 December 2006 to bring it to 544,538,304 euro represented by 181,512,768 shares. After the second Offer period, a second capital increase on 8 January 2007 brought the capital to 549,839,856 euro, divided into 183,279,952 ordinary shares with no nominal value. As a consequence of the exercise of warrants (see section 1.c), the capital of UCB has been increased again on 28 February 2007 by 243,900 euro, bringing the capital to 550,083,756 euro, represented by 183,361,252 shares.

b. Shares

Since 28 February 2007, the share capital of UCB is represented by 183,361,252 shares. Shares may be registered, dematerialised or bearer shares, at the request of the shareholder, in accordance with the law. Until they are fully paid up, shares are registered, and may only be transferred after prior agreement by the Board of Directors. Registered shares are recorded in a special register.

All UCB shares are admitted for listing and trading on Eurolist by Euronext Brussels.

According to the Belgian law of 14 December 2005, all bearer shares of UCB, registered on a custody account or an investment account will be, on 1 January 2008, automatically converted into dematerialised shares. As from 1 January 2008, all bearer shares deposited for registration on such custody or investment account will be automatically converted into dematerialised shares.

c. Warrants

In 1999 and 2000 respectively, UCB issued 145,200 and 236,700 subscription rights (warrants):

- The 145,200 warrants issued in 1999 each confer the right to subscribe to one ordinary share: following the annulment and exercise of part of these warrants 34,200 warrants may still be exercised up to 31 May 2009, and 54,700 warrants may be exercised up to 31 May 2012.
- The 236,700 warrants issued in 2000 each confer the right to subscribe to one ordinary share: following the annulment and exercise of part of these warrants 57,900 warrants may still be exercised up to 28 February 2010, and 68,600 warrants may be exercised up to 28 February 2013.

It follows from the above that, if all the rights attached to these warrants were exercised, UCB's capital would be 550,729,956 euro and the number of shares issued by UCB would be 183,576,652.

In 2006, 81,300 warrants were exercised. This led to a capital increase of 243,900 euro and the issuance of 81,300 new shares on 28 February 2007, bringing the capital to 550,083,756 euro, represented by 183,361,252 shares.

Defensive warrants were also issued following a decision by the General Meeting of Shareholders in 2003, excluding preferential rights. The loan of 600,000 euro represented by 30,000 loan stock units with a nominal value of 20 euro, each having 1,000 warrants attached, confers the right to the joint subscription of 30,000,000 ordinary shares. It was subscribed to by Financière d'Obourg S.A., the UCB reference shareholder whose name was changed to Financière de Tubize on 23 May 2005.

An ad hoc Committee was created at the same General Meeting of Shareholders, and the Meeting also appointed the members of this Committee. This Committee concerns itself with deciding, in pre-defined circumstances, on the implementation of this defensive measure, and with approving all transfers of such warrants. The holders of warrants enter into an agreement with UCB ensuring compliance with the conditions of issue and exercise of the warrants. The duration of the warrants and the agreements is 5 years.

The warrants may only be exercised if the ad hoc Committee decides that one of the pre-defined circumstances, associated with hostile takeover bids has been met:

- the launch of a takeover bid by a third party judged to be hostile by the UCB Board of Directors;
- the modification of UCB control due to transactions relating to UCB stock by one or more third parties, carried out either on or off the stock market, in isolation or in a concerted fashion;
- the threat of a takeover bid or an operation involving modification of UCB control.

Shares arising from the exercise of these warrants will be issued with reference to the market price over a period prior to issue.

d. Treasury shares

On 31 December 2006, UCB S.A. did not hold any UCB shares.

UCB Fipar S.A., an affiliate indirectly controlled by UCB S.A., acquired 746,800 UCB shares in 2002, 372,904 UCB shares in 2003, 1.064.200 UCB shares in 2004, 370,000 UCB shares in 2005 and 950,000 UCB shares in 2006. As of 31 December 2006, UCB Fipar S.A. held a total of 3,186,360 UCB shares representing 1.76% of the total number of issued UCB shares.

The UCB shares were acquired by UCB Fipar S.A. in order to cover the exercise of stock options granted to employees of UCB holding management functions. For more information on UCB S.A.'s stock option plans (see p. 102).

2. Shareholders and shareholders structure

Following the successful voluntary Public Take Over Offer (combined cash and share Offer) by UCB and its affiliate UCB SP GmbH to the shareholders of Schwarz Pharma AG to acquire all outstanding shares of common stock of Schwarz Pharma, and which closed on 28 December 2006, some important modifications occurred in the Company's capital and structure of shareholding.

UCB's main shareholder (reference shareholder) is Financière de Tubize S.A., a company listed on Eurolist by Euronext Brussels.

Financière de Tubize S.A. has made transparency declarations in compliance with the law of 2 March 1989 relating to the publication of significant shareholdings in listed companies, the latest subsequent declarations dated 9 February 2007.

Schwarz Vermögensverwaltung GmbH & Co KG which had declared on 20 December 2006 holding 23,774,936 shares or 13.10% of UCB share capital, has made a subsequent transparency declaration on 9 February 2007 after having sold 13,889,318 shares or 7.7% of UCB share capital to long-term investors.

Financière de Tubize S.A. in compliance with the law of 2 March 1989 relating to the publication of significant shareholdings in listed companies has declared acting in concert, for the purpose of the transparency legislation, as a consequence of having entered into a separate shareholders agreement with each of the shareholders mentioned in the table hereunder. Financière de Tubize S.A. together with these shareholders presently hold together 45.94% of UCB share capital.

Description of the policy behind this acquisition:

"These acquisitions are in keeping with the policy pursued by Financière de Tubize, reference shareholder of UCB, which is to increase progressively its de facto exclusive control of UCB. In accordance with the law of 2 March 1989, Financière de Tubize acts in concert with the other declarants, notably (i) Schwarz Vermögensverwaltung (ii) KBC Bank, (iii) Banque Degroof and Levimmo, (iv) Compar Finance and (v) Patrinvest with which Financière de Tubize has signed separate shareholders agreements containing lock-up and preemptive rights provisions under certain conditions and limitations."

Around 52% of Financière de Tubize S.A. is held by the Janssen family.

In accordance with the transparency declarations
made in compliance with the law of 2 March 1989, UCB's shareholders are:

UCB Controlling and Important Shareholders as of 28 February 2007

	Current	Fully diluted	Date of latest declaration in compliance with the law of March 2, 1989
Capital €	**550,083,756**	**550,729,956**	
Shares	**183,361,252**	**183,576,652**	
1 Financière de Tubize SA (Tubize)	66,370,000	66,370,000	February 16, 2007
% total	36.20	36.15	
2 Schwarz Vermögensverwaltung GmbH	9,885,618	9,885,618	February 16, 2007
% total	5.39	5.39	
3 KBC Bank NV	2,289,318	2,289,318	February 16, 2007
% total	1.25	1.25	
4 Banque Degroof SA	669,230	669,230	February 16, 2007
% total	0.36	0.36	
5 Levimo SA	1,230,770	1,230,770	February 16, 2007
% total	0.67	0.67	
6 Compar Finance SA	1,900,000	1,900,000	February 27, 2007
% total	1.04	1.03	
7 Patrinvest S.C.A.	1,900,000	1,900,000	February 16, 2007
% total	1.04	1.03	
Tubize + concert : 2,3,4,5,6 and 7	84,244,936	84,244,936	February 16, 2007
% total	45.94	45.89	
8 Eupac (EuroPacific Fund)	9,149,466	9,149,466	January 17, 2007
% total	4.99	4.98	

The remaining UCB shares are held by the public.

3. Board of Directors and Board Committees

a. Board of Directors

Composition of the Board of Directors and Independent Directors

From 1 January until 13 June 2006, the composition of the Board of Directors was as follows:

Georges Jacobs, Chairman
Daniel Janssen, Vice-Chairman
Roch Doliveux, Executive Director
Prince Lorenz of Belgium
Alan Blinken
Karel Boone
Peter Fellner
Guy Keutgen
Gerhard Mayr
Arnoud de Pret
Evelyn du Monceau
Bridget van Rijckevorsel
Jean-Louis Vanherweghem

At the Shareholders' Meeting, on 13 June 2006, the terms of office of Daniel Janssen, Vice-Chairman of the Board, a representative of the main shareholder and a Non-Independent Director, who had reached the age limit, came to an end. The Board decided to appoint Evelyn du Monceau to replace Daniel Janssen as Vice-Chair of the Board as from 13 June 2006.

One new Non-Executive Director was appointed at the Shareholders' Meeting held on 13 June 2006:

Gaëtan van de Werve

Gaëtan van de Werve holds a doctorate in law from KUL and also gained an MBA from Vlerick Management School (RUG) in 1972.
He joined Petrofina S.A. in 1973, where he held various management responsibilities in the areas of supply, sales and marketing. He was the managing director of Sigma Paints (Thailand) from 1983 to 1985. In 1992, he joined the European Petroleum Industry Association (EUROPIA) as executive officer responsible for the environment, tax and legal affairs. In 1996, he joined the Belgian Oil Industry Association as Secretary General. Gaëtan van de Werve is not a board member of any other listed company.

Evelyn du Monceau, Arnoud de Pret and Bridget van Rijckevorsel are representatives of the main UCB shareholder and, as such, are not eligible to be Independent Directors. This is also the case for Gaëtan van de Werve who substituted for Daniel Janssen after the 2006 General Meeting of Shareholders as a representative of the main UCB shareholder.

Since Georges Jacobs was performing executive functions at UCB until 31 December 2004, he does not meet the independence criteria either. Roch Doliveux is an Executive Director, and is therefore not an Independent Director. Peter Fellner has been Adviser to the Chairman of the UCB Executive Committee since 1 January 2005, and was an Executive Director of Celltech Group PLC until April 2003, which became part of UCB in July 2004. He does not meet the independence criteria for these two reasons.

Guy Keutgen has been a Non-Executive Director of UCB since 1990, and his term has been renewed more than three times. Although he satisfies the independence criteria stipulated in law and by the Board of Directors, he does not meet the independence criteria generally provided for by the Belgian Code on Corporate Governance, due to the number of times his term has been extended. Nevertheless, as permitted, the Board of Directors considers that his long experience as a member of the UCB Board of Directors is not of such a nature as to affect his independence as a Director.

Prince Lorenz of Belgium, Alan Blinken, Karel Boone, Jean-Louis Vanherweghem and Gerhard Mayr meet all the independence criteria stipulated by law, the Board of Directors and the Belgian Code on Corporate Governance.

The present composition of the Board of Directors is as follows:

	End of term of office	Independent Directors
Georges Jacobs, Chairman	2008	
Evelyn du Monceau, Vice Chair	2008	
Roch Doliveux, Executive Director	2007	
Prince Lorenz of Belgium	2007	x
Alan Blinken	2009	x
Karel Boone	2009	x
Peter Fellner	2008	
Guy Keutgen	2008	x
Gerhard Mayr	2008	x
Arnoud de Pret	2008	
Bridget van Rijckevorsel	2008	
Jean-Louis Vanherweghem	2008	x
Gaëtan van de Werve	2009	

The mandates of Roch Doliveux and Prince Lorenz of Belgium will expire at the General Meeting of Shareholders of 26 April 2007. These mandates will be submitted for renewal at this General Meeting.

At this meeting, the Board of Directors, as advised by the Remuneration and Nomination Committee, will recommend the appointment of Patrick Schwarz-Schütte as an additional Board member.

Patrick Schwarz-Schütte was Chairman of the Management Board of Schwarz Pharma AG until the end of 2006 and consequently will not qualify as an Independent Director.

The curricula vitae of the Directors and directorship candidate can be found on the UCB website.

The Board of Directors' Secretary is Michèle de Cannart, Vice President & General Secretary.

Functioning of the Board of Directors:

In 2006, the Board of Directors met eight times, with an attendance rate of 100%.

During 2006, the Board of Directors' main areas of discussion and decision were: UCB's strategy, the reports of the Audit Committee and of the Remuneration and Nomination Committee, UCB's organisation and appointments reserved to the Board, the remuneration policies, the management and financial reporting, R&D, investment programmes and business development proposals of which a major expansion through an acquisition by public tender offer, the acquisition financing, license agreements, divestments of non-core activities, reports and resolution proposals to the shareholders as published in the invitations to the shareholders meetings in compliance with the law.

There were no transactions or contractual relationships between UCB, including its related companies, and a member of the Board of Directors, that could create a conflict of interest not covered by the legal provisions on conflicts of interests.

During 2005 and 2006, the Board of Directors ran an induction programme for its existing and new Directors. This covered the various areas of expertise required in a biopharmaceutical company, notably: research and development, commercial matters, management of intellectual property, acquisitions, production, finance, information processing, risk management, and finally, management and governance issues.

Board of Directors: assessment

At the beginning of 2006, the Board of Directors initiated – as in 2003 – an assessment of its contribution to the long-term success of the business. This sets out its strategic mission and aims to optimise the composition and operation of the Board of Directors and its Committees, as well as its interaction with the CEO and the Executive Committee. It was conducted by the Chairman of the Board of Directors and the Chairman of the Remuneration and Nomination Committee (see Charter on Corporate Governance, 3.5, for further information on the process).

The Non-Executive Directors did not organise any meetings in 2006 in the absence of the CEO, who is the only Executive Director. An assessment of their interaction with the Executive Management was made in 2006 on the occasion of the Board of Directors self-assessment.

b. Board Committees

Audit Committee

Composition of the Audit Committee:

The present composition of the Audit Committee is as follows:

	End of term of office	Independent Directors
Arnoud de Pret, Chairman	2008	
Alan Blinken	2009	x
Guy Keutgen	2008	x

(see also Charter on Corporate Governance, 4.2.2.)

The Audit Committee met three times in 2006 with an attendance rate of 100%. Part of the meetings were held in the presence of the external auditors. The Audit Committee meetings were attended by Luc Missorten, Executive Vice President Finance, Hilde Sonck, Vice President Reporting and Consolidation and Michèle de Cannart, Vice President and General Secretary who acted as Secretary. Two meetings were attended by Bob Trainor, Executive Vice President & General Counsel and also Chairman of the Group's Risk Management Committee, two meetings were attended by André Khairallah, Vice President Operational Audit and one by Guy Van den Dorpe, Vice President and Treasurer.

Remuneration and Nomination Committee

Composition of the Remuneration and Nomination Committee:

Until the Shareholders' Meeting on 13 June 2006, the composition of the Remuneration and Nomination Committee was as follows:

Daniel Janssen, Chairman
Evelyn du Monceau
Karel Boone
Gerhard Mayr

The Board decided to appoint Evelyn du Monceau to replace Daniel Janssen as Chairman of the Remuneration and Nomination Committee and appointed one new member, Gaëtan van de Werve, as from 13 June 2006.

The present composition of the Remuneration and Nomination Committee is as follows:

	End of term of office	Independent Directors
Evelyn du Monceau, Chair	2008	
Karel Boone	2009	x
Gerhard Mayr	2008	x
Gaëtan van de Werve	2009	

(see also Charter on Corporate Governance, 4.3.2.)

The Remuneration and Nomination Committee met three times in 2006 with an attendance rate of 100%.

The Committee was also attended by Roch Doliveux, Chairman of the Executive Committee, except when discussing issues relating to himself and by Jean-Pierre Pradier, Executive Vice President Human Resources, who acts as Secretary.

An induction programme was provided for the existing and new Committee members in January 2006, giving them extensive information about the Committee's role and duties as well as UCB's remuneration policies.

Remuneration of the Directors and of the Members of the Board Committees

The annual emoluments of the Directors, fixed by the Shareholders' Meeting in 2005, are 39,000 euro, while the annual emoluments of the Chairman of the Board were 78,000 euro. In addition, the Directors are entitled to attendance fees of 1,000 euro per meeting and 2,000 euro per meeting for the Chairman of the Board of Directors.

The annual additional remuneration of the members of the Board Committees amount to 5,000 euro and that of the Chairman of the Board Committees at 10,000 euro.

These emoluments, approved by the shareholders in 2005, were based on two benchmarks: the fixed and variable remuneration of Directors of listed Belgian companies as well as the remuneration paid by European biopharmaceutical companies.

Some Non-Executive directors are Non-Executive directors of other companies in the UCB Group for which they may be entitled to compensation, remuneration or director's fees. In 2006, Alan Blinken was granted 30,000 US dollar as compensation for his mandate as a Non-Executive Director of UCB Holdings Inc., an American subsidiary of UCB.

In application of these rules, the total remuneration of Directors and Board Committee members for 2006 in UCB was as follows:

	Remuneration (€)
Georges Jacobs, Chairman	94 000
Evelyn du Monceau, Vice Chair	54 500
Daniel Janssen	28 500
Roch Doliveux, Executive Director (*)	47 000
Prince Lorenz of Belgium	47 000
Alan Blinken	76 154
Karel Boone	52 000
Peter Fellner	47 000
Guy Keutgen	52 000
Gerhard Mayr	52 000
Arnoud de Pret	57 000
Bridget van Rijckevorsel	47 000
Jean-Louis Vanherweghem	47 000
Gaëtan van de Werve	26 000

(*) The details of the remuneration of the Executive function of Roch Doliveux are highlighted in section 3b and 3c.

c. Executive Committee

Composition of the Executive Committee:

Until 31 December 2006 the composition of the Executive Committee was as follows:

Roch Doliveux,
CEO and Chairman of the Executive Committee
Melanie Lee,
Executive Vice President R&D
Jean-Pierre Pradier,
Executive Vice President Human Resources
Luc Missorten,
Executive Vice President Finance
William Robinson,
Executive Vice President Global Operations
Robert Trainor,
Executive Vice President General Counsel

Only the Chairman is a member of the Board of Directors.

By decision of the Board of Directors, Detlef Thielgen, Schwarz Pharma CEO, was appointed as a new member of the Executive Committee on 1 January 2007.

Detlef Thielgen

Appointed Chairman of the Executive Board of Schwarz Pharma AG in January 2007. Previously CFO of Schwarz Pharma AG, Managing Director of Schwarz Pharma Operations covering the worldwide manufacturing and supply chain functions and Vice President Finance & Administration/CFO at Schwarz Pharma Inc/USA.

Functioning of the Executive Committee:

Except in July and August, the Executive Committee has met twice a month in 2006.

There were no transactions or contractual relationships in 2006 between UCB, including its related companies, and a member of the Executive Committee that could create a conflict of interest.

Remuneration of the members of the Executive Committee:

The remuneration policy for the members of the Executive Committee is extensively described in UCB's Charter of Corporate Governance under 5.4.1 available on UCB's website.

a. In addition to his Director's fees as a Board member of UCB S.A., the remuneration and other benefits granted directly or indirectly to the Chairman of the Executive Committee by UCB or any other of its affiliates in 2006 amount to:
   - Base salary: 1,010,000 euro
   - Short-term incentive (bonus):
     • Bonus to be paid in 2007 and relating to the financial year 2006: 785,198 euro
   - Long-term incentive (number of UCB shares and options): see section 3.c below.
   - Other components of the remuneration, such as the cost of pension, insurance coverage, monetary value of other fringe benefits, with an explanation and if appropriate, the amounts of the main components: Total amount: 1,371,720 euro of which:
     • retirement benefit (based on service cost): 1,249,658 euro

b. The remuneration and other benefits granted directly or indirectly on a global basis to all the other members of the Executive Committee by the Company or any other affiliate belonging to the Group amount to:
   - Base salaries: 2,002,509 euro
   - Short-term incentive (bonus):
     • Bonuses to be paid in 2007 and relating to financial year 2006: 1,498,219 euro
   - Other components of the remuneration, such as the cost of pension, insurance coverage, monetary value of other fringe benefits, with an explanation and if appropriate, the amounts of the main components: Total amount: 1,704,026 euro of which:
     • retirement benefit (based on service cost): 1,342,550 euro

c. Stock options and stock awards granted in 2006

	Stock options*	Stock awards**
Roch Doliveux	45 000	15 000
Melanie Lee	15 000	5 000
Jean-Pierre Pradier	15 000	5 000
Luc Missorten	15 000	5 000
Bill Robinson	15 000	5 000
Bob Trainor	15 000	5 000

(*) number of rights to acquire one UCB share at a price of 40.14 euro (40.57 euro for Bob Trainor) between 1 April 2009 and 31 March 2016 (between 1 January 2010 and 31 March 2016 for Roch Doliveux, Jean-Pierre Pradier, Luc Missorten and Bill Robinson).
(**) number of UCB shares to be delivered for free after a vesting period of three years if still employed by UCB.

The General Shareholders Meeting on 13 June 2006 approved the stock awards scheme under which the stock awards were granted.

d. The main contractual terms on hiring and termination arrangements for the Chief Executive Officer:

   - The service contract for the CEO provides that in case of termination, he will be eligible to a lump sum equal to 24 months of actual base compensation plus the actual average variable compensation relating to the three previous years. In case of termination due to «change of control», the lump sum will be equal to 36 months.

   To complement his basic pension plan, the CEO benefits from a pension promise which grows in line with his base compensation.

   There is no specific agreement for the other members of the Executive Committee except in case of termination. They will be eligible to a lump sum equal to a minimum of 12 months of actual base compensation.

4. Private investment transactions and trading in Company's shares

In compliance with Directive 2003/6/EC on insider dealing and market manipulation, the Board of Directors has approved a Code on Private Investment Transactions to prevent insider trading offences and market abuse, particularly during the periods preceding the publication of results or information which is liable to considerably influence UCB's share price or the share price of the company targeted by a planned operation.

The Code on Private Investment Transactions establishes rules for all employees (Directors, Executive management and other employees) prohibiting dealing in the Company's shares or other financial instruments of the Company for a designated period preceding the announcement of its financial results (closed periods). It also establishes rules to set limitations in transactions by certain employees (Key employees). It further prohibits trading in UCB shares during 'special closed periods' for certain employees who are, or will soon be in possession of insider information.

The Board has designated Michèle de Cannart, Vice President & General Secretary, as Compliance Officer whose duties and responsibilities are defined in the Code. The Code establishes the list of Key employees, who have to inform the Compliance Officer as from 1 January 2006 of the transactions on UCB shares they intend to make for their own account.

The Code is fully in compliance with Directive 2003/6/EC on Insider Dealing and Market Manipulation and Belgian Royal Decree of 24 August 2005 in the same field.

The Code is posted on UCB website: http://www.ucb-group.com.

5. External Audit

The Auditors ('College of Commissaires') for the UCB Group and UCB S.A. Are Daniel Goossens and Emmanuèle Attout. They are appointed for three years by the General Meeting of Shareholders, which sets their emoluments in accordance with the law, and their terms may be renewed. The mandate of Emmanuèle Attout, first appointed in 2003, has been renewed and will expire in 2009. Daniel Goossens' term was renewed in 2006 to align the terms of office of both auditors, and will thus also expire in 2009.

For UCB, neither the Auditors, nor the companies with which they are associated, carry out any activities other than external auditing.

The 2006 fees paid by UCB to its Auditors amounted to:

(€)	Audit	Audit related	Other	Total
D. Goossens	90 000	30 690	7 400	128 090
E. Attout	90 000	33 700	129 000	252 700
PricewaterhouseCoopers	93 234	-	61 427	154 661
Total	273 234	64 390	197 827	535 451

Management Report of the Board of Directors

1. Business performance review[1]

UCB is pleased to report on its performance for the year ended 31 December 2006 in accordance with the International Financial Reporting Standards. UCB continued to build a global biopharmaceutical leader focused on targeted specialist areas by divesting further its non-core activities and by the acquisition of a majority stake in German-based pharmaceutical company Schwarz Pharma.

Highlights:

- Revenue increased by 8% (or +9% at constant exchange rates) to 2 523 million euro (2005: 2 341 million euro), driven by strong net sales and substantial royalty income contribution. Excluding the impact of divested products, revenue would have increased 11% (or +12% at constant exchange rates).

- Net sales increased by 7% (or +8% at constant exchange rates) to 2 188 million euro (2005: 2 043 million euro), primarily driven by UCB's core products: Keppra®, Zyrtec® and Xyzal®.

- Strong Keppra® performance, with net sales increasing by 36% (+37% at constant exchange rates) to 761 million euro, strengthening market leadership in the U.S.A. And expected to further benefit from a positive momentum thanks to rich flow of new epilepsy indication approvals.

- Solid allergy net sales of 704 million euro up by 2% (or +4% at constant exchange rates) with Zyrtec® continuing to grow in the U.S.A., and steady performance of Xyzal® more than compensating for Zyrtec® decline in Europe.

- Continued substantial investments in R&D of 615 million euro, up 21%, focused primarily on various indications of Cimzia™, the Keppra® successors and oncology.

- Recurring EBITA of 511 million euro, including a 24 million euro upfront fee from Biogen IDEC for CDP323, increasing 8% (or +9% at constant exchange rates) from 475 million euro in 2005.

- Recurring EBIT of 475 million euro increasing 9% (or +10% at constant exchange rates) from 437 million euro in 2005.

- Profit from continuing operations increased by 36% to 367 million euro, including 90 million euro after tax capital gains realised on the sale of non-core business (Bioproducts) and products (Delsym™, Corifeo® rights, Gastrocrom®), 30 million euro after tax other non-recurring charges and 11 million euro after tax one-off acquisition-related financial expenses.

- On a like-for-like basis (excluding divested activities in Bioproducts, Delsym™, Corifeo® rights and Gastrocrom®), both net sales and revenue in 2006 would have increased by 11% (or +12% at constant exchange rates) and recurring EBIT would have been higher by 18% (or +20% at constant exchange rates).

- On a like-for-like basis and stripping the after tax impact of non-recurring items, the Biogen IDEC upfront fee and one-off acquisition related financial expenses, 2006 profit from continuing operations would have increased by 13% (or +14% at constant exchange rates) from 261 million euro in 2005 to 295 million euro.

[1] *Due to roundings, some financial data may appear not to add-up in the tables included in this Management Report of the Board of Directors.*

1.1 Changes in the scope of consolidation

UCB pursued its transformation towards becoming a biopharmaceutical leader by announcing on 25 September its intention to launch an offer and by launching on 10 November 2006 a public tender offer on all the outstanding shares of Schwarz Pharma. At the closing of the exchange offer period on 28 December 2006, UCB possessed 86.8% of all outstanding Schwarz Pharma shares on a diluted basis. UCB has therefore consolidated the balance sheet of the Schwarz Pharma Group as at 31 December 2006. The results of the Schwarz Pharma group of companies will be fully consolidated as from 1 January 2007 onwards.

In parallel UCB continued the streamlining of its portfolio by divesting non-core activities or products such as Bioproducts, Delsym™, Corifeo® rights or Gastrocrom®. To enable a better comparison, some of the numbers in this Management Report will be presented excluding divested products.

As a result of the divestment of the remaining activities in Surface Specialties in February 2005, UCB reports on their financial performance as part of the profit from discontinued operations for both financial years 2005 and 2006.

1.2 Other 2006 key events

There have been a number of key events that have affected or will affect UCB financially.

Agreements

- **US levocetirizine** (Xyzal®) **agreement with Sepracor:** In February 2006, UCB and Sepracor Inc. Entered into a licensing agreement relating to the antihistamine levocetirizine. Under this agreement, Sepracor has exclusively licensed to UCB all of Sepracor's patents and patent applications in the U.S.A. Regarding levocetirizine, and royalties will be payable to Sepracor on U.S. Sales of levocetirizine products.

- **Xyzal® agreement with sanofi-aventis in U.S.A.:** In September 2006, UCB and sanofi-aventis entered into an agreement to co-promote in the U.S.A. The prescription antihistamine medicine, Xyzal® (levocetirizine dihydrochloride). Under the terms of the agreement, sanofi-aventis will (i) co-promote Xyzal® with UCB in the U.S.A; (ii) book the sales; (iii) make an upfront payment to UCB and milestone payments at certain stages in the development and commercialisation of the drug, associated with regulatory approvals and sales milestones. Profits will be shared between sanofi-aventis and UCB.

- ***epratuzumab* agreement with Immunomedics:** In May 2006, UCB and Immunomedics Inc signed a worldwide development, collaboration and licensing agreement for *epratuzumab*. The agreement grants UCB the exclusive worldwide rights to develop, market and sell *epratuzumab* for all auto-immune disease indications. The most advanced programme is for the treatment of Systemic Lupus Erythematosus (SLE).

- **Xyrem® agreement with Jazz Pharmaceuticals:** In June 2006, Jazz Pharmaceuticals Inc. Granted UCB an exclusive licence to distribute any of its products containing sodium oxybate as an active ingredient under the trademark Xyrem® in most of Europe and certain other countries. In October 2006, the parties extended the licence to additional countries and to the commercialisation of Xyrem® for the treatment of the fibromyalgia syndrome if and when Xyrem® is approved for this indication.

- **Twinject® agreement with Verus Pharmaceuticals:** In August 2006, UCB and Verus Pharmaceuticals Inc. Entered into an exclusive licence to distribute Twinject® in Europe. Twinject® is an epinephrine auto-injector indicated for the emergency treatment of severe allergies. UCB has an option to commercialise the licensed product in any other country of the world, except for the U.S.A. And Canada. The agreement expires on a country-by-country basis on the later of the last valid patent claim related to the licensed product and ten years from the date of the agreement.

- **CDP323 agreement with Biogen IDEC:** In October 2006 UCB and Biogen-IDEC entered into a global collaboration agreement to jointly develop and commercialise CDP323 for the treatment of relapsing-remitting multiple sclerosis (MS) and other potential indications. Under the terms of the agreement, UCB received an upfront payment of 30 million U.S. dollar and is entitled to additional payments for development and commercial milestones. Furthermore, Biogen-IDEC will contribute significantly to clinical costs for Phase II and Phase III studies. All commercialisation costs and profits will be shared equally.

Transactions:

- **Sale of Bioproducts to Lonza:** In January 2006, UCB sold its Bioproducts Manufacturing Division, located in Belgium, to Lonza AG of Switzerland. The sale was substantially completed on 28 February 2006. This division, active in chemical peptide manufacturing, employed approximately 300 people. The total consideration received at closing for the sale of the division amounted to 120 million euro and was later adjusted in favour of UCB to reflect customary working capital adjustments.

- **Sale of Gastrocrom® to Azur Pharma:** In January 2006, UCB sold the U.S. Rights of its mastocytosis treatment Gastrocrom® to the closely held company Azur Pharma. Mastocytosis is caused by an excess of so-called mast cells, which normally help the body's immune system defend tissue from disease.

- **Return of Corifeo® rights to Recordati:** In April 2006, UCB reached an agreement with Recordati to transfer back the sales and marketing rights in Germany of Corifeo®, an antihypertensive calcium channel blocker, for a payment to UCB of 10 million euro.

- **Sale of Delsym™ to Adams Respiratory Therapeutics:** In May 2006, UCB signed an agreement with Adams Respiratory Therapeutics Inc. To sell Delsym™, an over-the-counter 12-hour liquid cough suppressant. In addition, the two companies have entered into a separate agreement for the licensing of the 12-hour liquid technology.

Regulatory Approvals/Filings

- **Equasym™ XL (extended release formulation - Equasym™ Retard) approval in Finland:** In February 2006, the National Agency for Medicine in Finland approved the marketing of Equasym™ XL for the treatment of attention deficit hyperactivity disorder.

- **Cimzia™ BLA submission in U.S.A.:** In February 2006, UCB submitted a Biologics License Application (BLA) to the United States Food and Drug Administration (FDA) for the approval of Cimzia™ for the treatment of patients with Crohn's Disease.

- **Keppra® Intravenous administration European approval:** In April 2006, UCB received from the European Commission the approval for the use of Keppra® as an adjunctive therapy in the treatment of partial onset seizures with or without secondary generalisation in adults and children four years and older with epilepsy.

- **Submission to the EMEA of a Marketing Authorisation Approval for Cimzia™:** In April 2006, UCB submitted a Marketing Authorisation Application (MAA) to the European Medicines Agency (EMEA) for the approval of Cimzia™ for the treatment of patients with Crohn's disease.

- **Keppra® European approval in Juvenile Myoclonic Epilepsy:** In May 2006, the European Commission approved the use of Keppra® as an adjunctive therapy in the treatment of myoclonic seizures in adults and adolescents 12 years of age and older with Juvenile Myoclonic Epilepsy.

- **Regulatory filings to FDA & EMEA for Keppra® in Primary Generalised Tonic-Clonic Seizures:** In May 2006, UCB filed a variation application with the EMEA and a supplemental new drug application with the U.S. Food and Drug Administration for the use of Keppra® as an adjunctive therapy in the treatment of primary generalised tonic-clonic seizures in adults and children from four years of age with idiopathic generalised epilepsy.

- **Equasym™ XL Mutual Recognition Procedure:** In May 2006, UCB announced it had successfully completed the European Mutual Recognition Procedure for Equasym™ XL for use in the treatment of the symptoms of attention deficit hyperactivity disorders, with the U.K. Acting as the Reference Member State.

- **Keppra® approval in Korea:** in July 2006, the Korean Food & Drug Administration approved Keppra® as an adjunctive therapy in the treatment of partial onset seizures with or without secondary generalisation in adults with epilepsy.

- **Keppra® Intravenous administration approval in the U.S.A.:** In August 2006, UCB announced the receipt of the approval letter from the FDA for the intravenous formulation of Keppra® in the U.S.A.

- **Keppra® European approval in monotherapy:** In August 2006, UCB announced that newly diagnosed epilepsy patients in Europe with partial onset seizures can benefit from first-line treatment with Keppra®.

- **Keppra® FDA approval in Juvenile Myoclonic Epilepsy:** In August 2006, the FDA approved the use of Keppra® as an adjunctive therapy in the treatment of myoclonic seizures in adults and adolescents 12 years of age and older with Juvenile Myoclonic Epilepsy.

- **Xyzal® NDA submission to FDA:** In August 2006, UCB announced the submission of a New Drug Application to the U.S. Regulatory Authority (FDA) for the approval of Xyzal®, a prescription anti-histamine for the treatment of allergy symptoms, in Seasonal Allergic Rhinitis, Perennial Allergic Rhinitis and Chronic Idiopathic Urticaria.

- **Zyrtec® paediatric filing in Japan:** In October 2006, Zyrtec® for paediatric use was filed with the Japanese regulatory authorities.

- **Keppra® approval in China:** In November 2006, Keppra® was approved in China as an adjunctive therapy in the treatment of partial onset seizures in adults and children aged four years and older.

- **Positive EMEA opinion on Keppra® in Primary Generalised Tonic-Clonic Seizures:** In November 2006, the EMEA issued a positive opinion recommending the European Commission to grant a marketing authorisation for Keppra® as an adjunctive therapy in the treatment of primary generalised tonic-clonic seizures in adults and adolescents from 12 years of age with idiopathic generalised epilepsy.

- **Complete Response Letter from FDA on Cimzia™'s BLA:** In December 2006, UCB received a Complete Response Letter from the United States Food and Drug Administration requesting additional information and clarification on data submitted in its Biologics License Application for the approval of Cimzia™ in Crohn's disease.

Pipeline progress

- **Cimzia™ significantly positive results in Psoriasis:** In July 2006, UCB announced significant positive results from the first study to evaluate the efficacy and safety of Cimzia™ in the treatment of patients with moderate to severe psoriasis.

- **Positive phase II results in *brivaracetam*:** In September 2006, UCB announced positive phase II results in *brivaracetam* setting the new standard for epilepsy treatment beyond Keppra®.

- **Positive phase II results in *seletracetam*:** In September 2006, UCB announced positive results of the first phase II trial with *seletracetam* showing potent efficacy in very refractory epilepsy patients.

- **Pre-clinical progress on Amgen-partnered *sclerostin*:** In September 2006, UCB announced progress in pre-clinical trials on *sclerostin* antibody for the treatment of osteoporosis, partnered with Amgen.

- **Keppra® XR phase III enrolment:** In September 2006, UCB announced enrolment in a phase III clinical trial with Keppra® XR with results expected in the fourth quarter of 2007.

- **Cimzia™ efficacy in patients previously treated previously with infliximab:** In October 2006, UCB announced a new post hoc analysis of the PRECiSE 2 clinical trial programme for Cimzia™ demonstrating that remission and response was maintained in moderate to severe Crohn's disease, regardless of whether or not patients had been previously treated with infliximab.

- **Cimzia™ maintained remission and response in onset Crohn's disease:** In October 2006, UCB announced a new post hoc analysis of the PRECiSE 2 clinical trial programme for Cimzia™ demonstrating that remission and response was maintained in moderate to severe Crohn's disease, irrespective of disease duration.

- **Positive Cimzia™ phase III studies in rheumatoid arthritis:** In December 2006, UCB announced positive topline results for signs and symptoms from two new phase III studies for Cimzia™ in the treatment of rheumatoid arthritis.

1.3 Events after the balance sheet date

- **Sale of the Over-The-Counter Business of UCB in France, Benelux, Switzerland and Greece:** In January 2007, Pierre Fabre, a pharmaceutical leader in the European Over-The-Counter (OTC) market, acquired the OTC business of UCB in France, Benelux, Switzerland and Greece.

- **CDP791 agreement termination with ImClone systems:** In February 2007, UCB and ImClone agreed to terminate their CDP791 development agreement. UCB will enjoy global operating rights to ImClone's intellectual property pertaining to vascular endothelial growth factor receptor-2 in exchange for a royalty on future sales of CDP791, an oncology compound.

1.4 Foreign currency impact

Equivalent for 1 euro	**Average exchange rate 2006**	Average exchange rate 2005	Increase/ (Decrease)	**Closing exchange rate 2006**
U.S. dollar	1.255	1.242	-1.0%	**1.317**
GB pound	0.682	0.684	0.3%	**0.671**
Swiss franc	1.573	1.548	-1.6%	**1.607**
Japanese yen	145.9	136.8	-6.3%	**156.6**

Given the global reach of UCB's activities, its financial results are sensitive to fluctuations in foreign currencies. The main currencies affecting UCB's financial performance are the U.S. dollar (USD), Japanese yen (JPY), GB pound (GBP) and Swiss franc (CHF). The above table summarises the average rates used in converting UCB's revenue and expenses to euro.

It is UCB's policy to continuously hedge the cash flows in the main invoicing currencies in order to limit the negative impact on results and cash flows of currency fluctuations. In view of the Schwarz Pharma acquisition, UCB has extended the hedging period and now hedges its transactional operations for a period of up to 18 months.

1.5 Segments

During 2005, UCB operated globally on the basis of two business segments: Biopharmaceuticals and Surface Specialties. Due to the divestiture of all activities of its Surface Specialties business segment in the course of 2004 (Specialty Films) and 2005 (Specialty Chemicals), UCB's management has reviewed its internal reporting and adapted its segment reporting accordingly. In 2005, the financial performance of the Surface Specialties business segment was presented under "Discontinued Operations".

Following this re-assessment of its segment reporting, UCB's primary reporting segment as of 1 January 2006 is based on its three main geographical areas, namely the U.S.A., Europe and Rest of World (Japan and Emerging markets).

UCB's activities are composed of one business segment: biopharmaceuticals. There are no other significant classes of business, either singularly or in aggregate.

2. INCOME STATEMENT

2.1. Foreword

Recurring operating profit: In view of the many transactions and decisions of a one-time nature that impact UCB's results, the impact of those "non-recurring" items is shown separately. Besides EBIT (earnings before interest and taxes or operating profit), a line for "recurring EBIT" (REBIT or recurring operating profit), reflecting the ongoing profitability of the biopharmaceutical activities, has been included. The recurring EBIT is equal to the line "Operating profit before impairment, restructuring and other income and expenses" reported in the consolidated financial statements.

Profit from continuing operations before one-off items: In view of the many transactions and decisions of a one-time nature that impact UCB's results for both years under review, the impact of "non-recurring" items and "one-off financial items" will be highlighted separately. For like-for-like comparison purposes, a line with "Profit from continuing operations before one-off items", reflecting the ongoing after-tax profitability of the biopharmaceutical activities, has been included. The profit from continuing operations before one-off items is equal to the line "Profit from continuing operations" reported in the consolidated financial statements, adjusted for the after-tax impact of non-recurring items and one-off financial items.

Profit from continuing operations on a like-for-like basis: Furthermore, considering the streamlining of UCB's product portfolio, on-going profitability numbers have been included on a like-for-like basis, i.e. Excluding from both years under review - the contribution of divested products (Bioproducts, Delsym™, Corifeo® rights, Gastrocrom®).

Pro forma financial information: Further to the acquisition of a majority stake in Schwarz Pharma at the end of December 2006, the balance sheet of Schwarz Pharma has been reflected in the UCB consolidated balance sheet, whereas the Schwarz Pharma contribution to the income statement will only start as of 1 January 2007. In order to provide the reader with a comparable basis, selected pro forma financial information of the combined group for the full years 2006 and 2005, similar to the information published in the Offer Document, has been added to this Management Report.

2.2 Net sales by product

€ million	Actual 2006	Actual 2005	2006 / 2005 variance At actual rates (%)	2006 / 2005 variance At constant rates (%)
Keppra®	761	560	36%	37%
Zyrtec® (including Zyrtec-D®/Cirrus®)	561	562	(0%)	2%
Xyzal®	143	126	13%	13%
Allergy franchise	704	688	2%	4%
Tussionex™	105	108	(3%)	(2%)
Nootropil®	99	103	(4%)	(3%)
Metadate™ CD/Equasym™ XL	68	51	35%	36%
Atarax®	54	49	11%	11%
Peptides	2	46	(95%)	(95%)
Delsym™	22	31	(31%)	(30%)
BUP-4™	20	28	(28%)	(24%)
Lortab®	20	20	(0%)	1%
Other products	332	358	(7%)	(6%)
UCB reported Net sales	**2 188**	**2 043**	7%	8%
U.S.A.	1 003	895	12%	13%
Europe	826	786	5%	5%
Japan	195	230	(15%)	(10%)
Emerging Markets	164	132	24%	25%
UCB Net sales on a like-for-like basis (1)	**2 158**	**1 942**	11%	12%

(1) *excluding Bioproducts, Delsym™, Corifeo® and Gastrocrom® rights*

Net sales increased by 7% from 2 043 million euro to 2 188 million euro. The negative currency impact amounts to 25 million euro for the year, mainly as a result of the decline in the U.S. dollar (-1.0%) and Japanese yen (-6.3%). At constant exchange rates, net sales increased by 8%.

Net sales on a like-for-like basis, i.e. Excluding sales of the divested Bioproducts, Delsym™, Corifeo® rights and Gastrocrom®, would have increased by 11% (or +12% at constant exchange rates).

The following products contributed to the 7% growth in sales (or +8% at constant exchange rates):

Keppra®: Net sales of Keppra® (levetiracetam) rose by 201 million euro or 36% (+37% at constant exchange rates) from 560 million euro in 2005 to 761 million euro, thanks to its golden standard status and the new regulatory filings which have enhanced the momentum (intravenous launch in the U.S.A. And Europe, 1 gram launch, Juvenile Myoclonic approval, monotherapy approval for Europe, Korea and China approvals). Solid performance was experienced in all regions: U.S.A. (+37% at constant exchange rates to 482 million euro), Europe (+34% at constant exchange rates to 251 million euro) and Emerging Markets (+68% at constant exchange rates to 27 million euro). Keppra® reinforced its U.S. Leadership position in value in the new anti-epileptic market. In Europe, Keppra® is close to becoming market leader.

Xyzal®: Net sales of Xyzal® (levocetirizine) continued their steady growth in the antihistamine market from 126 million euro in 2005 to 143 million euro in 2006, or 13% increase both at real and constant exchange rates. The growth in Europe of 9% (or +10% at constant exchange rates) to 124 million euro off-sets the decline in Zyrtec® net sales. Xyzal® is now market leader in 11 European countries with, as of the end of 2006, a combined share of the European antihistamine market in the main 5 European countries of 13.4% (based on the number of treatment days). Penetration in Emerging Markets improved with Xyzal® net sales increasing by 44% to 19 million euro.

Zyrtec®: Net sales of Zyrtec® (cetirizine), including the decongestant form (Cirrus® or Zyrtec-D®), decreased by 1 million euro or 0% variance from 562 million euro to 561 million euro, reflecting sustained growth in the U.S.A. And Emerging Markets, compensating for the particularly weak pollen season in Japan as well as the further erosion in Europe due to generic competition, reimbursement reforms and the conversion to Xyzal®. Zyrtec® net sales reported by UCB for the U.S.A. Reflect UCB's portion of the gross profit realised by Pfizer and UCB as well as the sales of bulk cetirizine to Pfizer or 273 million euro in total for 2006. The total U.S. Net sales of Zyrtec® and Zyrtec-D® increased by 15% from 1 362 million U.S. dollar to 1 568 million U.S. dollar. Zyrtec® has strengthened its U.S. Market leadership reaching a market share of 34.0% at the end of December 2006 (based on the number of treatment days). The 10% growth of Xyzal® from 113 million to 124 million euro slightly more than compensated for the decrease in Zyrtec® and Cirrus® net sales from 110 million euro to 100 million euro. In Japan, the entire antihistamine market decreased in 2006 with a below-average pollen season following an exceptionally severe pollen season in 2005. The combined Zyrtec® market share achieved by our co-distributors, Dai-Ichi and GSK Japan, reached 10.1% by the end of 2006 (on the basis of the number of treatment days) slightly below that of the market leader. This resulted in a decrease of 17% (or −12% at constant exchange rate) in Zyrtec® net sales in Japan from 166 million euro to 138 million euro.

Allergy franchise: Given the extended growth of Xyzal®, the sustained Zyrtec® performance in the U.S.A. And Emerging Markets, and despite a decline in Japan and further losses of Zyrtec® in Europe, net sales for the total Allergy franchise increased by 2% (or +4% at constant exchange rates) year-over-year from 688 million euro to 704 million euro. On the basis of the number of treatment days, the market share of UCB's allergy franchise at the end of 2006 amounted to 34.0% in the U.S.A., 18.9% in Europe and 10.1% in Japan.

Tussionex™: Net sales of Tussionex™, an antitussive product sold in the U.S.A. Only, reached 105 million euro in 2006, down by 3 million euro or -3% compared to 2005 (or -2% at constant exchange rates), due to the very mild cough and cold season in the first quarter of 2006. The U.S. Market share at the end of 2006 reached more than 46%.

Metadate™ CD/Equasym™ XL: Net sales of this attention deficit hyperactivity disorder (ADHD) treatment amounted to 68 million euro in 2006 up by 35% in comparison to 2005 (or +36% at constant exchange rates). This product is sold under the trademark Metadate™ CD in the U.S.A. (63 million euro or +30% growth at constant exchange rates, due to new dosage forms and market share gains) and Equasym™ XL in Europe (5 million euro further to multi-country launches).

Other products: Other products net sales have dropped 14% from 635 million euro to 549 million euro. Main contributors to net sales include Nootropil® (piracetam), a cognitive enhancer, with slightly declining net sales of 99 million euro (from 103 million euro), Atarax® (hydroxyzine), a tranquilizer with 54 million euro of sales growing year-over-year by 11%, and divested products such as peptides (Bioproducts: divested in February 2006, -43 million euro), Delsym™ (anti-tussive, divested in May 2006, -10 million euro) or Corifeo® and Gastrocrom® (divested respectively in April and January 2006). Mature products are holding-up with Lortab™ (painkiller - USA) net sales still at 20 million euro but BUP-4™ (urinary incontinence - Japan) down to 20 million euro from 28 million euro, due to new generic competition. Excluding the impact of divested products, other products would have decreased 2% from 334 million euro to 326 million euro.

2006 Net sales by product
2 188 € million


21% Other products
3% Metadate™ CD/ Equasym™ XL
5% Nootropil®
5% Tussionex™
7% Xyzal®
Keppra® 35%
Zyrtec® 25%

2005 Net sales by product
2 043 € million


26% Other products
3% Metadate™ CD/ Equasym™ XL
5% Nootropil®
5% Tussionex™
6% Xyzal®
Keppra® 27%
Zyrtec® 29%

Keppra® net sales, at 761 million euro in 2006, represented a growing portion of total net sales with 35% compared to 27% in 2005. Allergy franchise (including Zyrtec® and Xyzal®), with net sales of 704 million euro in 2006, accounted for 32% of total net sales, down from 34% in 2005. All other products, accounting for 723 million euro of net sales, represented 33% of total net sales in 2006 compared to 39% the year before due partly to the divestiture of several products.

2.3 Net sales by geographical area

€ million	Actual 2006	Actual 2005	2006 / 2005 variance At actual rates (%)	2006 / 2005 variance At constant rates (%)
U.S.A.				
Keppra®	482	356	35%	37%
Zyrtec® (including Zyrtec-D®)	273	244	12%	13%
Tussionex™	105	108	(3%)	(2%)
Metadate™ CD	63	49	28%	30%
Peptides	2	42	(94%)	(94%)
Delsym™	22	31	(31%)	(30%)
Lortab®	20	20	(0%)	1%
Other products	35	44	(20%)	(19%)
Net sales U.S.A.	**1 003**	**895**	**12%**	**13%**
on a like-for-like basis [1]	***978***	***818***	***20%***	***21%***
Europe				
Keppra®	251	187	34%	34%
Zyrtec® (including Cirrus®)	100	110	(9%)	(9%)
Xyzal®	124	113	9%	10%
Allergy franchise	223	223	0%	1%
Atarax®	37	34	6%	7%
Nootropil®	73	78	(6%)	(5%)
Other products	242	264	(8%)	(8%)
Net sales Europe	**826**	**786**	**5%**	**5%**
on a like-for-like basis [1]	***820***	***763***	***9%***	***10%***
Japan				
Zyrtec®	138	166	(17%)	(12%)
BUP-4™	20	28	(28%)	(24%)
Stogar®	14	15	(10%)	(5%)
Other products	23	21	12%	20%
Net sales Japan	**195**	**230**	**(15%)**	**(10%)**
Emerging Markets				
Keppra®	27	16	67%	68%
Zyrtec® (including Cirrus®)	50	42	20%	19%
Xyzal®	19	13	44%	44%
Allergy franchise	69	55	26%	25%
Nootropil®	26	25	1%	1%
Other products	42	35	20%	21%
Net sales Emerging Markets	**164**	**132**	**24%**	**25%**
on a like-for-like basis [1]	***164***	***131***	***25%***	***25%***
Total Net sales	**2 188**	**2 043**	**7%**	**8%**
on a like-for-like basis [1]	2 158	*1 942*	*11%*	*12%*

[1] excluding Bioproducts, Delsym™, Corifeo® and Gastrocrom® rights

All geographical areas, except Japan, contributed to the 7% growth in 2006 compared to 2005 (or +8% at constant exchange rates):

U.S.A.: Net sales reported by UCB on the North American market were over 1 billion euro for the first time. Net sales amounted to 1 003 million euro in 2006 (or 1 258 million U.S. dollar) up by 12% from the year before (or +13% at constant exchange rates) despite the negative impact of divested products. Excluding divested products (Bioproducts peptides, Delsym™, Gastrocrom®), net sales growth would have been 21% at constant exchange rates. Keppra® net sales continued their steady growth and accounted for 482 million euro (or 605 million U.S. dollar) in 2006, up by 37% year-over-year at constant exchange rates. Allergy sales for the U.S.A. Reflect the share of the gross profit generated on Zyrtec® and Zyrtec-D® by the Pfizer/UCB co-promotion as well as the sales of cetirizine active ingredient to Pfizer. Given the net sales (including the Caribbean) realised by Pfizer and UCB amounted to 1 568 million U.S. dollar in 2006 (or 1 250 million euro), UCB recorded its 25% share of the co-promotion gross profit or approximately 21% of net sales, i.e. 265 million euro, in addition to the 8 million sales of the bulk cetirizine, giving a total of 273 million euro for 2006, up by 13% compared to 2005 at constant exchange rates. As a result of the mild cough and cold season in the first quarter of 2006, Tussionex™ net sales decreased 2% at constant exchange rates from 108 million euro in 2005 to 105 million euro in 2006. The attention deficit hyperactive deficit drug Metadate™ CD benefited from focused promotion and new dosage forms, resulting in net sales growing 30% at constant exchange rates to 63 million euro. The net sales of other products amounted to 79 million euro, a decrease of 58 million euro in comparison to 2005, incorporating the negative 52 million euro impact of divested products.

Europe: Net sales for Europe totalled 826 million euro in 2006 up by 5% compared to 2005 at both real and constant exchange rates. Excluding divested products (Corifeo®, Bioproducts peptides), net sales would have increased by 10% at constant exchange rates. Keppra® net sales represented 251 million euro, an increase of 34% compared to the same period the year before at both real and constant exchange rates. The 10% growth of Xyzal® from 113 million to 124 million euro slightly more than compensated for the decrease in Zyrtec® and Cirrus® net sales from 110 million euro to 100 million euro. Nootropil® still accounted for 73 million euro of European net sales, showing a 5% decrease as a result of price erosion. All other products contributed 279 million euro to the European net sales, a reduction of 20 million euro versus last year, of which 17 million euro resulting from the impact of divested products.

Japan: In 2006, Japanese net sales went down from 230 million euro to 195 million euro or a decrease of 15% (-10% at constant exchange rates). It has to be noted that the solid in-market performance of Zyrtec®, boosted by an above-average pollen season in 2005, could not be repeated in 2006, resulting in a 29 million euro decrease in net sales (or -12% at constant exchange rates). Excluding allergy, with 138 million euro of net sales, the remaining products (BUP-4™, Stogar® or Cinalong®) contributed for 57 million euro in 2006, representing a decrease of 4% at constant exchange rates compared to 2005, mainly as a result of the entry of BUP-4™ generics and of the higher competition for Stogar®, an H2 blocker, from proton pump inhibitors.

Rest of World: Net sales for Rest of World amounted to 164 million euro in 2006, an increase of 24% (or +25% at constant exchange rates). Most of the products experienced increases with allergy net sales showing growth rates of 25% at constant exchange rates (+44% in Xyzal® and +19% in Zyrtec®/Cirrus®). Keppra® growing 68% year-over-year reflecting recent launches and regulatory approvals, Nootropil® going-up slightly and other products (including Atarax®) increasing by 21%.

2006 Net sales by region
2 188 € million


8% Emerging Markets
9% Japan
38% Europe
U.S.A. 46%

2005 Net sales by region
2 043 € million


6% Emerging Markets
11% Japan
38% Europe
U.S.A. 44%

The U.S. Net sales of 1 003 million in 2006 represented 46% of the total net sales up from 44% in 2005. Europe, with 826 million euro of net sales, accounted for 38% of the total net sales in 2006 in line with 2005. The proportion of net sales achieved in Japan decreased from 11% to 9% in 2006 and in the emerging markets increased from 6% to 7%.

2.4 Royalty income and expenses

€ million	Actual 2006	Actual 2005	2006 / 2005 variance At actual rates (%)	2006 / 2005 variance At constant rates (%)
Royalty income & fees				
Zyrtec® US	152	135	12%	13%
Boss related	63	116	-46%	-46%
Other	121	47	158%	159%
Total royalty income & fees	**335**	**298**	**12%**	**13%**
Royalty expenses				
Boss related	(31)	(47)	33%	33%
Other	(29)	(8)	-253%	-254%
Total royalty expenses	**(61)**	**(55)**	**-10%**	**-10%**
Net royalty income & fees	**274**	**243**	**13%**	**14%**
Zyrtec® US	152	135	12%	13%
Boss	31	69	-55%	-55%
Other	91	39	137%	138%

Net royalty income & fees for 2006 amounted to 274 million euro, up by 13% compared to the year before or +14% at constant exchange rates:

• The royalty income & fees amounted to 335 million euro in 2006, up by 12% compared to the 298 million euro in 2005 (or +13% at constant exchange rates). The royalty income generated by the U.S. Zyrtec® sales is equivalent to approximately 12% of net sales. The U.S. Zyrtec® net sales achieved by Pfizer/UCB increased from 1 362 million U.S. dollar in 2005 to 1 568 million U.S. dollar in 2006, resulting in a 12% increase in royalty income to 152 million euro. The sales growth of underlying third-party products (mainly Herceptin®, Avastin® and Pertactin®) in 2006, combined with a one-time income related to retroactive payments for toll-manufacturing fees, increased royalty rates and inflow on UCB's intellectual property, more than compensated the discontinuation of the royalty inflow received on the Boss-related intellectual property.

• The royalty expenses of 61 million euro, which are recognised in the cost of goods sold, are up by 10% compared to the year before due to the contractual increase of the Boss royalty rates in the first half of the year and higher underlying third-party sales.

2.5 Gross profit

€ million	Actual 2006	Actual 2005	2006 / 2005 variance At actual rates (%)	At constant rates (%)
Revenue	**2 523**	**2 341**	**8%**	**9%**
Net sales	2 188	2 043	7%	8%
Royalty income	335	298	12%	13%
Cost of sales	**(541)**	**(550)**	**2%**	**1%**
Cost of sales products & services	(452)	(466)	3%	2%
as a % of net sales	-20.7%	-22.8%		
Royalty expenses	(61)	(55)	-10%	-10%
Amortisation of intangibles linked to sales	(28)	(29)	4%	4%
Gross profit	**1 982**	**1 791**	**11%**	**12%**
as a % of revenue	78.6%	76.5%		
of which				
Products & Services	1 735	1 577	10%	11%
as a % of net sales	79.3%	77.2%		
Net royalty income	274	243	13%	14%
Amortisation of intangibles linked to sales	(28)	(29)	4%	4%

Gross profit amounted to 1 982 million euro in 2006, which reflects a 11% improvement (191 million euro from 2005 or +12% at constant exchange rates). As a percentage of revenue, gross profit represented 78.6% in 2006 at both real and constant exchange rates, compared to 76.5% in 2005.

Cost of sales is composed of three main categories, namely the cost of sales for products and services, royalty expenses and intangible assets amortisation expenses linked to sales:

• **Cost of sales for products and services:** The cost of sales for products and services decreased by 13 million euro from 466 million euro in 2005 to 452 million euro in 2006, whilst net sales increased by 145 million euro from 2 043 million euro to 2 188 million over the same period. The ratio of cost of sales/net sales (20.7% in 2006) significantly decreased compared to 2005 (22.8%), reflecting manufacturing improvements and a favourable product mix effect.

• **Royalty expenses:** Royalties paid-out rose from 55 million euro in 2005 to 61 million euro in 2006 as a result of higher patent-related royalty expenses, mainly caused by a contractual increase of the Boss royalty rates in the first half of the year and higher underlying third-party sales.

• **Intangible assets amortisation expenses linked to sales:** Under IFRS 3 (Business Combinations), UCB has reflected a significant amount of intangible assets related to the Celltech acquisition (in-process research & development, manufacturing know-how, royalty streams, trade-names, etc.) on the balance sheet, which gave rise to additional amortisation expenses of 28 million euro in 2006. This was slightly below the 2005 level as some intangible assets were impaired at the end of 2005 and the Delsym™ related intangible assets value was brought to zero further to its divestment in May 2006.

2.6 Recurring EBIT and Recurring EBITA

Operating expenses encompassing marketing and selling expenses, research and development expenses, general and administrative expenses and other operating income/expenses reached 1 507 million euro in 2006 compared to 1 354 million euro in 2005, increasing by 11% (or +12% at constant exchange rates):

- **Marketing and selling expenses:** 733 million euro, or 33.5% of net sales, was spent in 2006 on Marketing & Selling expenses, mainly manpower and material promotion, an increase of 80 million euro over 2005 or 12% (+14% at constant exchange rates), reflecting:

  a) further preparation activities for the launch of Cimzia™;

  b) a shift of 18 million euro of sales deductions in 2006 to commissions, (which are now part of marketing & selling expenses), as a result of the new co-distribution agreement for Zyrtec® in Japan entered into with GSK Japan on 1 July 2005;

  c) product launches such as Equasym™ XL and Xyrem® in Europe.

  Excluding the incremental costs linked to the Cimzia™ preparation activities and the Japanese reclassification, marketing and selling expenses in 2006 only increased by 3% (or +4% at constant exchange rates), representing 30.7% of net sales compared to the 2005 ratio of 32.0%.

- **Research and development expenses:** research and development expenses rose by 104 million euro or by 21% in 2006 from 511 million euro in 2005 to 615 million euro, reflecting the increased investments in Cimzia™ for rheumatoid arthritis and psoriasis, Keppra® successors (*brivaracetam*, *seletracetam* and Keppra® XR), *epratuzumab*, early promising pipeline projects, and medical affairs. The total research and development spending, including medical affairs, was 28.1% of net sales in 2006, versus 25.0% in 2005.

- **General and administrative expenses:** Compared to a 2005 level of 191 million euro, general & administrative expenses increased to 196 million euro in 2006, representing an increase of 3%, mainly due to general inflation on salaries, adverse pension adjustments and increased spending in some global functions, partially off-set by savings initiatives.

- **Other operating income/expenses:** The other operating income/expenses amounted to a positive 37 million euro, an improvement of 36 million euro. This mainly reflects the 24 million euro (or 30 million U.S. dollar) income from Biogen IDEC recognised for the global collaboration agreement to jointly develop and commercialise CDP323 for the treatment of relapsing-remitting multiple sclerosis (MS) and other potential indications. Other factors contributing to this increase were the recognition of an upfront fee received in September 2006 from sanofi-aventis in connection with the agreement to co-promote in the U.S.A. The prescription antihistamine medicine, Xyzal® (levocetirizine dihydrochloride), the reimbursement proceeds from insurance or VAT in 2006, and the change in the Zyrtec® Japan co-promotion profit recognition whereby 4 million euro of Sumitomo profit-sharing were recognised in expenses in 2005, but not in 2006.

€ million	Actual 2006	Actual 2005	2006 / 2005 variance At actual rates (%)	At constant rates (%)
Revenue	**2 523**	**2 341**	**8%**	**9%**
Net sales	2 188	2 043	7%	8%
Royalty income	335	298	12%	13%
Gross profit	**1 982**	**1 791**	**11%**	**12%**
as a % of revenue	78.6%	76.5%		
Marketing & Selling expenses	(733)	(653)	-12%	-14%
as a % of net sales	-33.5%	-32.0%		
Research & Development expenses	(615)	(511)	-21%	-21%
as a % of net sales	-28.1%	-25.0%		
General & Administrative expenses	(196)	(191)	-3%	-3%
as a % of net sales	-9.0%	-9.3%		
Other operating income/(expenses)	37	1		
Total operating expenses	**(1 507)**	**(1 354)**	**-11%**	**-12%**
Recurring EBIT (REBIT)	**475**	**437**	**9%**	**10%**
as a % of net sales	21.7%	21.4%		
as a % of revenue	18.8%	18.7%		
+ Amortisation of intangible assets	36	38		
Recurring EBITA (REBITA)	**511**	**475**	**8%**	**9%**
+ Depreciation	54	54		
Recurring EBITDA (REBITDA)	**566**	**529**	**7%**	**8%**
Recurring EBIT on a like-for-like basis [1]	**466**	**397**	**18%**	**20%**

[1] *excluding contribution from Bioproducts, Delsym™ and Corifeo® rights*

Recurring EBIT, or REBIT, corresponds to the line "operating profit before impairment, restructuring and other income and expenses" presented in the consolidated financial statements. REBIT excludes a number of elements of income and expenses of a non-recurring nature. REBIT reached 475 million euro in 2006, an increase of 9% compared to 2005 (or +10% at constant exchange rates). As a percentage of revenue, REBIT improved slightly to 18.7% and even more when corrected for the adverse impact of exchange rates in 2006. When compared to net sales, REBIT increased from 21.4% to 21.7% (and 21.9% at constant exchange rates).

Adjusted for the variance from divested products, **recurring EBIT on a like-for-like basis** would have improved by 20% at constant exchange rates. Excluding the positive impact of the 24 million euro income recognised in 2006 for Biogen IDEC, recurring EBIT on a like-for-like basis would have increased by 13% at constant exchange rates.

Recurring EBITA or REBITA (i.e. Recurring EBIT before intangible assets amortisation expenses) amounted to 511 million euro in 2006, a growth of 8% compared to 2005 (or +9% at constant exchange rates). At the same time, **recurring EBITDA** (or recurring EBIT before intangible assets amortisation expenses and depreciation charges) reached 566 million euro in 2006, an increase of 7% versus the year before (or +8% at constant exchange rates).

2.7 Profit from continuing operations

€ million	Actual 2006	Actual 2005	2006 / 2005 variance At actual rates (%)	At constant rates (%)
Recurring EBIT	**475**	**437**	**9%**	**10%**
Impairment charges	(4)	(67)		
Restructuring expenses	(22)	(39)		
Other income/(expenses)	122	33		
EBIT (operating profit)	**571**	**364**	**57%**	**59%**
Financial expenses	(39)	(42)		
One-time financial income/expenses	(15)	40		
Profit before income taxes	**517**	**362**	**43%**	**44%**
Income tax expenses	(150)	(92)		
Profit from continuing operations	**367**	**270**	**36%**	**37%**
before non-recurring items	***307***	***319***	***-4%***	***-3%***
before non-recurring & one-off financial items	***318***	***290***	***10%***	***11%***
before one-off items & Biogen income	***302***	***290***	***4%***	***5%***
Profit from continuing operations on a like-for-like basis [1] before one-off items & Biogen income	**295**	**261**	**13%**	**14%**

[1] *excluding after-tax contribution from Bioproducts, Delsym™ and Corifeo® rights*

Non-recurring items: In consideration of a number of elements of income and expenses, which are of a non-recurring nature, and in order to facilitate the analysis of the underlying profitability of UCB's activities, the impact of the "non-recurring" items is shown separately:

- **Impairment charges:** Under IFRS 3 (Business Combinations), UCB has reflected the intangible assets related to the Celltech acquisition at their fair value. As a result 787 million euro of intangible assets were initially recognised in the consolidated financial statements, namely for patented in-process research and development, manufacturing know-how, patented royalty streams and trade-names. These intangible assets are amortised once they become available for commercial use, implying an amortisation expense for acquired Celltech-related intangible assets of 28 million euro in 2006. As part of the annual review process, UCB recognised a 0.5 million euro impairment charge in 2006 on trade-names. In addition, the book value of CDP435 was written-off due to the lack of prospects of the molecule.

- **Restructuring expenses:** Approximately 22 million euro of restructuring expenses were recognised in 2006 compared to 39 million euro in 2005. These expenses mostly relate to the closure of a manufacturing facility announced in the first half of 2006, the closure of offices, and further streamlining of the manufacturing capabilities and already include some integration expenses related to the acquisition of Schwarz Pharma.

- **Other income/expenses:** Some divestitures of non-core activities or products were announced and completed in 2006, which generated profits and capital gains of 135 million euro before income taxes:

  a) Sale of Bioproducts Manufacturing Division: In January 2006, UCB sold its Bioproducts Manufacturing Division, located in Belgium, to Lonza AG of Switzerland. The sale was substantially completed on 28 February 2006. This division, active in chemical peptide manufacturing, employed approximately 300 people. The total consideration received at closing for the sale of the division amounted to 120 million euro and was later adjusted in favour of UCB to reflect customary working capital adjustments. The capital gain recognised in 2006 on this transaction was 59 million euro before income taxes (or 40 million euro after income taxes).

b) Sale of Gastrocrom® to Azur Pharma: In January 2006, UCB sold the U.S. Rights of its mastocytosis treatment Gastrocrom® to the closely held company Azur Pharma. As a result, a 9 million euro profit before income taxes was recognised in 2006 (6 million euro after income taxes).

c) Return of Corifeo® rights to Recordati: In April 2006, UCB reached an agreement with Recordati to transfer back the sales and marketing rights in Germany of Corifeo®, an antihypertensive calcium channel blocker, for a payment to UCB of 10 million euro, equivalent to the profit before income taxes recognised in 2006 (or 9 million euro after taxes).

d) Sale of OTC Delsym™: In May 2006, UCB reached an agreement with Adams Respiratory Therapeutics Inc. To sell Delsym™, an over-the-counter 12-hour liquid cough suppressant. In addition, the two companies have entered into a separate agreement for the licensing of the 12-hour liquid technology. This transaction gave rise to a 57 million euro capital gain before income taxes (or 36 million euro after income taxes).

In reduction of the capital gains, several provisions have been recognised against future liabilities further to a periodic risk review.

Operating profit or EBIT: Taking the above non-recurring items into consideration, EBIT was 571 million in 2006, compared to 364 million euro for 2005, representing a 57% increase over 2005 (or +59% at constant exchange rates).

Non-operating items

- **Financial expenses:** In 2006, financial expenses amounted to 54 million euro but included 15 million euro of expenses related to the acquisition of Schwarz Pharma (see detail below). This compares with net 2005 financial expenses of 2 million euro, which in 2005 were positively impacted by a one-off financial income in connection with inter-company transactions further to the restructuring of Celltech legacy entities (see detail below). Excluding the effect of those one-off financial expenses, recurring financial expenses decreased by 3 million euro from 42 million euro to 39 million euro, despite additional charges, which were recognised in 2006 as a result of the hedging of some inter-company loans denominated in currencies showing significant interest spread against the euro.

- **One-time financial income/expenses:** The figures for 2006 included 15 million of pre-tax financial expenses related to the acquisition of Schwarz Pharma. These expenses represented make-whole payments for existing private placements carrying high interest rates, which had to be refinanced due to the new acquisition financing, commitment banking fees and interest charges pertaining to acquisition financing. The figures for 2005 incorporated 42 million of pre-tax financial income in connection with the hedging of inter-company transactions linked to the restructuring of Celltech legacy entities and the application in 2005 of UCB's hedging policy to inter-company loans, contrary to the practice at Celltech prior to its acquisition by UCB.

- **Income tax expenses:** The tax rate on recurring activities averages 27% in 2006, in line with 2005, whilst the tax rate on non-recurring items averages 37.4% as a result of the majority of the capital gains being realised on asset deals and being taxed in jurisdictions with higher tax rates (U.S.A. And Belgium) and non deductibility of some provisions/expenses.

Profit from continuing operations: For 2006, profit from continuing operations reached 367 million euro, i.e. An annual increase of 100 million euro or 37% at constant exchange rates. This profit increase reflected the 60 million euro post-tax impact of non-recurring items (resulting from the significant capital gains), the 8% net sales growth at constant exchange rates, the strong Celltech-related net royalty income & fees and the reduction in manufacturing costs despite higher volumes sold, all of which more than off-setting the negative 11 million euro post-tax impact of one-off acquisition related financial expenses, the increased investments in research and development and in marketing and selling and the loss of contribution from divested products.

On a like-for-like basis and excluding one-off items, i.e. Excluding the post-tax contribution of the divested products (Bioproducts, Delsym™, Corifeo® rights and Gastrocrom®) as well as the post-tax impact of non-recurring items, financial one-off items and income recognised for the Biogen IDEC payment received, the profit from continuing operations would have been higher than in 2005 by 38 million euro or +14% at constant exchange rates.

2.8 Profit (including impact of discontinued operations)

€ million	Actual 2006	Actual 2005	2006 / 2005 variance At actual rates (%)	2006 / 2005 variance At constant rates (%)
Profit from continuing operations	**367**	**270**	**36%**	**37%**
Profit from discontinued operations	0	485		
Profit for the year	**367**	**755**	**-51%**	**-51%**

Profit from discontinued operations in 2005 reflected two months of the divested Specialty Chemicals business, which contributed 10 million euro in addition to a 475 million euro capital gain realised on the sale of the business.

On a reported basis, profit for the year amounted in 2006 to 367 million euro, reflecting the neutral impact of discontinued operations in 2006, compared to 755 million euro in 2005, representing a decrease of 51%.

3. Balance sheet

€ million	2006 Reported UCB Group incl. Schwarz	2006 Reported UCB Group	2005 Reported UCB Group
Non-current assets	**8 143**	**3 290**	**3 414**
Intangible assets	2 537	720	721
Goodwill	4 346	1 572	1 663
Other non-current assets	1 260	998	1 030
Current assets	**2 355**	**1 646**	**1 343**
Total assets	**10 498**	**4 936**	**4 757**
Shareholders' equity [1]	**4 778**	**2 491**	**2 409**
Capital and reserves	4 411	2 123	1 654
Profit for the period	367	367	755
Non-current liabilities	**4 199**	**1 423**	**1 601**
Current liabilities	**1 521**	**1 023**	**747**
Total liabilities and shareholders' equity	**10 498**	**4 936**	**4 757**
Net debt	**(2 111)**	**(339)**	**(591)**
Liquid assets	1 003	726	464
Financial debt	(3 114)	(1 066)	(1 055)

[1] *before profit distribution for the current year*

The balance sheet as presented at 31 December 2006 incorporates for the first time the balance sheet of Schwarz Pharma, including the provisional purchase price allocation. For the sake of comparison, the balance sheet for the UCB Group, excluding the impact of the acquired stake in Schwarz Pharma AG, is presented separately:

- **Intangible assets:** Without the acquisition of Schwarz Pharma, the change between the end of 2005 and the end of 2006 of intangible assets from 721 million euro to 720 million euro reflects the amortisation expenses and the impact of declining currencies, off-set by acquired intangible assets, namely rights on *epratuzumab* for 28 million euro, additional rights on Xyrem®, rights on Inuvair® and on Twinject®, as well as intangible property for bio-manufacturing and software rights. The incremental amount recognised for Schwarz Pharma of 1 817 million euro represents the fair value of 100% of the intangible assets pertaining to acquired assets of Schwarz Pharma.

- **Goodwill:** Without the acquisition of Schwarz Pharma, goodwill decreased from 1 663 million euro in 2005 to 1 572 million euro in 2006 as a result of exchange rates. The additional goodwill of 2 774 million euro recognised for the Schwarz Pharma acquisition represents the excess of the cost of the business combination reflecting the 86.8% stake acquired, which is calculated by taking the difference between the cost of the acquired shares and the fair value of the underlying net assets.

- **Other non-current assets:** Without the acquisition of Schwarz Pharma, the other non-current assets decreased by 32 million euro, essentially as a result of the reclassification between deferred tax assets and deferred tax liabilities. The increase in other non-current assets due to the integration of Schwarz Pharma's assets relates predominantly to the fair value of the tangible fixed assets acquired (212 million euro).

- **Current assets:** The increase in current assets from 1 343 million euro to 1 646 million euro, excluding Schwarz Pharma's current assets, is largely influenced by the increase in cash and cash equivalents of 273 million euro. Including the Schwarz Pharma current assets, the amount increases by 709 million euro to reach 2 355 million euro, reflecting 277 million euro of cash and cash equivalents, 192 million euro of trade receivables, 193 million euro of inventories (including a fair value step-up of Schwarz Pharma's inventories of 96 million euro to be recognised under IFRS 3), as well as tax receivables and other receivables of 47 million euro.

- **Shareholders' equity:** On a comparable basis, UCB's shareholders' equity would have increased by 82 million euro from 2 409 million euro in 2005 to 2 491 million euro in 2006 as a result of the profit of the year, more than off-setting the dividend paid on 2005 results and the change in cumulative translation adjustment. The further equity reinforcement from 2 491 million euro to 4 778 million euro reflects the capital increases recognised further to the successful tender offer on 86.8% of the outstanding Schwarz Pharma shares, as well as the related minority interests.

- **Non-current liabilities:** The increase in non-current liabilities from 1 601 million euro to 4 199 million euro is mainly a consequence of the new financing contracted for the Schwarz Pharma acquisition and the recognition of the non-current liabilities of Schwarz Pharma entering UCB's consolidation scope, including the impact on intangible assets of deferred tax liabilities relating to the acquired assets.

- **Current liabilities:** The increase of the current liabilities from 747 million euro to 1 023 million euro, excluding Schwarz Pharma, is the result of the increase in trade payables and other short-term liabilities as well as income taxes payable on higher pre-tax income. Including Schwarz Pharma's current liabilities, the amount increases by 498 million euro to reach 1 521 million euro, reflecting 90 million euro of trade payables, 93 million euro of current income tax liability and various short-term provisions and short-term liabilities.

- **Net debt:** The net debt of (2 111) million euro reflects the combined position of UCB and Schwarz Pharma as of 31 December, 2006, including the impact of the purchase of the portion paid in cash of the 86.8% shares in Schwarz Pharma. UCB's net debt position on a standalone basis, without the incremental debt assumed for the acquisition, would have decreased from (591) million euro at the end of 2005 to (339) million euro at the end of 2006. The cash position of Schwarz Pharma as of 31 December 2006 was 263 million euro, whilst the incremental debt resulting from the payment of the cash portion of the Schwarz Pharma shares acquired amounted to 2 043 million euro.

Trade working capital analysis

	31 December 2006		31 December 2005	31 December 2006
€ million	UCB Group incl. Schwarz	UCB Group	UCB Group	Schwarz only
+ Trade and other receivables	800	572	554	228
+ Inventories	432	239	261	193
- Trade payables and other short-term liabilities	(967)	(647)	(537)	(320)
Working capital	**265**	**164**	**278**	**100**
Adjusted for non-trade related items (incl. Dividend)	178 (*)	80	41	99
Trade working capital	**443**	**244**	**319**	**199**
as a % of net sales	14%	11%	16%	20%
as a % of net sales at constant rates	14%	11%	15%	20%
Closing US$/€ rate	*1.317*	*1.317*	*1.183*	

(*) includes 96 million euro of fair value adjustment on Schwarz Pharma inventory

The above table summarises the main components and the evolution of the working capital. The balance sheet as of 31 December 2006 incorporates the Schwarz Pharma figures for the first time. For comparison purposes, a column showing UCB on a standalone basis is shown separately.

- **Working capital:** The working capital, representing the sum of 1) trade and other receivables, 2) inventories and 3) trade payables and other short-term liabilities, decreased on a like-for-like basis, i.e. Without Schwarz Pharma, from 278 million euro at 31 December 2005 to 164 million euro at 31 December 2006. This is the result of the weakening of the major trading currencies (closing exchange rate U.S. dollar -10% year-over-year, Japanese yen -11% year-over-year), the divestment of the peptides division, and various efforts to reduce the working capital overall. The incorporation of Schwarz Pharma's balance sheet adds a further 101 million euro, with 192 million euro of trade receivables, 36 million euro of other receivables, 193 million euro of inventories (including a fair value step-up of Schwarz Pharma's inventories of 96 million euro to be recognised under IFRS 3), as well as 90 million euro of trade payables and 230 million euro of short-term liabilities (including tax liabilities and short-term provisions).

- **Trade working capital:** A few elements that are non-trade related are included in the working capital analysis and should therefore be excluded to make a relevant analysis. When adjusting for the non-trade related items, the trade working capital decreased on a like-for-like basis, i.e. Without Schwarz Pharma, from 319 million euro as of 31 December 2005 to 244 million euro as of 31 December 2006. Expressed as a percentage of net sales, the trade working capital represented 11% at the end of 2006. Adjusting for constant exchange rates, the ratio of trade working capital to net sales would have been 11%, versus a comparable ratio of 15% as of the end of 2005. The addition of Schwarz Pharma's balance sheet increases trade working capital by 199 million euro, or 20% of Schwarz Pharma's standalone net sales in 2006. The total trade working capital of 443 million euro represented 14% of the combined net sales of UCB and Schwarz Pharma in 2006.

4. Cash flow Statement & Financial Reserves

€ million	Actual 2006	Actual 2005
Profit from continuing operations	**367**	**270**
Non-cash items	(60)	92
Change in working capital	14	(72)
Cash flow from operating activities	**321**	**290**
Cash flow from investing activities	**(1 649)**	**(94)**
of which tangible fixed assets purchase	(65)	(86)
of which intangible fixed assets purchase	(65)	(40)
of which Schwarz Pharma acquisition	(1 767)	
of which divestments (Bioproducts, Delsym™, Corifeo®, Gastrocrom®)	243	29
Free cash flow from continuing operations	**(1 328)**	**196**
Cash flow from financing activities	**1 914**	**(1 325)**
Purchase of treasury shares	**(29)**	**(10)**
Proceeds/(outflows) from discontinued operations	**(12)**	**1 062**

Although the balance sheet of Schwarz Pharma is incorporated in the UCB Group's balance sheet, its contribution to UCB Group's income statement will only start in January 2007. Consequently, the above table reflects the cash flow for the UCB Group on a standalone basis, but impacted by the cash outflow resulting from the payment of the cash portion of the acquired shares in Schwarz Pharma at the end of 2006.

The cash flow generated by the biopharmaceuticals activities is driven by the following elements:

- **Cash flow from operating activities:** The increased profit from continuing operations before non-recurring items, off-set by prepayments to Lonza of 63 million euro for the construction of the biological manufacturing facility in Switzerland and the impact of the reduction of the working capital, underpins the 321 million euro cash flow from operating activities.

- **Cash flow from investing activities:** The tangible fixed assets additions of 65 million euro and the intangible fixed assets additions of 65 million euro (including 28 million euro paid to Immunomedics for entering into co-development on *epratuzumab*, the consideration paid for rights on Twinject®, Xyrem®, Inuvair®, the acquisition of software and of intangible property for bio-manufacturing), combined with the cash outflow pertaining to the Schwarz Pharma acquisition (1 767 million euro, net of the cash held by Schwarz Pharma but including expenses related to the transaction), more than off-set the proceeds from the sale of Bioproducts, Delsym™, Gastrocrom® and Corifeo® rights, resulting in a cash flow from investing activities of (1 328) million euro in 2006.

- **Free cash flow from continuing operations:** Defined as the sum of the cash flow from operating activities and cash flow from investing activities, the free cash flow amounted to (1 328) million euro in 2006, including (1 767) million euro cash impact of Schwarz Pharma's acquisition, compared to 196 million euro in 2005. Excluding the impact of the Schwarz Pharma acquisition and of the divestments, free cash flow from continuing operations would have increased from 167 million euro to 198 million euro.

- **Cash flow from discontinued operations:** 2005 reported cash flow was positively impacted by the 1 062 million euro net proceeds from the sale of the remaining Surface Specialties' activities, which is shown in a separate line in the condensed consolidated cash flow statement. These proceeds were used to reimburse bank loans, shown under the heading "Cash flow from financing activities". The 2006 cash flow from discontinued operations of (12 million) euro mainly reflects the cash outflows related to the reimbursement of pre-closing tax liabilities to Cytec Industries, Inc. As contractually foreseen.

5. Capital Expenditure

The tangible capital expenditure resulting from UCB's biopharmaceutical activities amounted to 65 million euro in 2006 compared to 86 million euro in 2005.

The 2006 investments essentially reflect the acquisition of new equipment for R&D, new laboratory space in the U.K. And in Belgium, investments for the Cimzia™ manufacturing, supply and delivery mechanism, the extension of our Keppra® production capacity as well as continued manufacturing improvements.

In addition, as foreseen in the agreement between UCB and Lonza for the manufacturing by Lonza of PEGylated antibody fragment-based bulk actives, UCB participates in the pre-financing of the related capital expenditure. An amount of 95 million euro has been accounted for in 2006 (compared to 32 million euro in 2005) as a pre-payment and will be recognised in expenses over the life of the contract from the time the assets enter into use.

6. Pro Forma Selected Financial Information
(UCB & Schwarz Pharma combined)

Further to the acquisition of a majority of the shares of Schwarz Pharma at the end of December 2006, the balance sheet figures of Schwarz Pharma have been reflected in the UCB consolidated balance sheet, whereas the Schwarz Pharma contribution to the income statement will only start in January 2007. In order to provide a comparable basis for the future, selected pro forma financial information of the combined group for the full years 2006 and 2005, similar to the information published in the Offer Document, has been added.

The tables hereafter summarise selected 2005 and 2006 financial information for both companies. The column of pro forma adjustments reflects the application to Schwarz Pharma's figures of the accounting policies of UCB to the extent permitted by all relevant information that could be derived from the financial statements of the Schwarz Pharma. Both groups have prepared their consolidated financial statements in accordance with IFRS. According to UCB accounting policies, the in-progress research and development acquired by Schwarz Pharma for the *rotigotine* rights in July 2005 has been presented on the balance sheet as an asset subject to amortisation rather than as costs fully expensed. Furthermore the amortisation charges related to intangible assets are distributed over the different expense categories, i.e. Cost of goods sold, marketing and selling expenses, research and development expenses, general and administration expenses, on the basis of the carrying values of the intangible assets as mentioned in the consolidated financial statements of the Schwarz Pharma.

The amortisation of the product patents are only related to milestone payments and therefore the amortisation charges related to these items have been exclusively attributed to cost of goods sold. In addition, Schwarz Pharma incurred in 2006 significant impairment charges and transaction expenses related to the launched offer, which are re-classed to non-recurring expenses in the pro forma financial statements. No material liabilities for the stock appreciation rights programme seems to be left and the impact on the fair value of those on the 2006 accounts has therefore been normalised. Reclassifications have been considered between the different functional lines in compliance with UCB's policies.

For more details, please refer to pages F-255 through F-265 of the Offer Document dated 10 November 2006 for the voluntary public takeover offer by UCB SA and UCB SP GmbH to the shareholders of Schwarz Pharma AG.

The 2005 and 2006 pro forma adjustments do not reflect the impact of the purchase price allocation on amortisation expenses and gross profit, anticipated restructuring expenses and the increase in financial charges further to the acquisition. These are addressed in a further section.

6.1 2005 Pro forma (excluding purchase price allocation impact)

€ million	UCB Group 2005	Schwarz Group 2005	Pro forma Adjustments	Consolidated Proforma 2005
Revenue	**2 341**	**991**		**3 332**
Net sales	2 043	991		3 034
Royalty income	298	0		298
Gross profit	**1 791**	**673**	**(22)**	**2 442**
as a % of revenue	76.5%	67.9%		73.3%
Marketing and selling expenses	(653)	(298)		(951)
as a % of net sales	-32.0%	-30.1%		-31.4%
Research and development expenses	(511)	(259)	63	(707)
as a % of net sales	-25.0%	-26.1%		-23.3%
General and administrative expenses	(191)	(108)	(4)	(303)
as a % of net sales	-9.3%	-10.9%		-10.0%
Other operating income/(expenses)	1	8	(11)	(2)
Total operating expenses	**(1 354)**	**(657)**	**48**	**(1 963)**
Recurring EBIT (REBIT)	**437**	**16**	**26**	**479**
Non recurring expenses	(73)	(32)	40	(66)
EBIT (operating profit)	**364**	**(16)**	**66**	**414**
Financial expenses	(2)	(1)	(3)	(6)
Profit before income taxes	**362**	**(17)**	**63**	**408**
Income tax expenses	(92)	(36)	(5)	(133)
Profit from continuing operations	**270**	**(53)**	**58**	**275**
before non-recurring & financial one-offs	**-**	**-**	**-**	**292**

6.2 2006 Pro forma (excluding purchase price allocation impact)

€ million	UCB Group	Schwarz Group	Pro forma Adjustments	Consolidated Proforma
Revenue	**2 523**	**1 000**	**0**	**3 523**
Net sales	2 188	995		3 183
Royalty income	335	5		340
Gross profit	**1 982**	**675**	**(11)**	**2 646**
as a % of revenue	78.6%	67.5%		75.1%
Marketing and selling expenses	(733)	(329)	13	(1 049)
as a % of net sales	-33.5%	-33.1%		-33.0%
Research and development expenses	(615)	(215)	15	(815)
as a % of net sales	-28.1%	-21.6%		-25.6%
General and administrative expenses	(196)	(178)	59	(315)
as a % of net sales	-9.0%	-17.9%		-9.9%
Other operating income/(expenses)	37	97	7	141
Total operating expenses	**(1 507)**	**(625)**	**94**	**(2038)**
Recurring EBIT (REBIT)	**475**	**50**	**83**	**608**
Non recurring expenses	97		(36)	61
EBIT (operating profit)	**571**	**50**	**47**	**668**
Financial expenses	(54)	(3)	9	(48)
Profit before income taxes	**517**	**47**	**56**	**620**
Income tax expenses	(150)	(34)	(44)	(228)
Profit from continuing operations	**367**	**13**	**12**	**392**
before non-recurring and financial one-offs	**295**	**-**	**-**	**320**

6.3 Expected impact of acquisition and purchase price allocation on 2007 financial statements

The closing of the extended tender offer took place on 28 December 2006 and consequently, the consolidated balance sheet of Schwarz Pharma has been consolidated as at 31 December 2006, applying the purchase method of accounting. The consolidated income statement of Schwarz Pharma will be fully consolidated as from 1 January 2007. Due to the fact that the acquisition took place near year-end, and that UCB has not yet finalised the purchase price allocation, the purchase price allocation below is only provisional and might, in conformity with IFRS 3, change in the course of 2007.

IFRS 3 (Business Combinations) requires the cost of the business combination to include the fair value of the equity instruments issued at the date of exchange.

The date of exchange has been assumed to be the date of acquisition, when UCB effectively obtained control over Schwarz Pharma. However, management estimates that the published price of a UCB share on the date of acquisition did not reflect the true fair value of a UCB share. This is because of the exceptional high volumes and price fluctuations of the UCB shares between the date of the announcement of the transaction and the date of acquisition. Whilst the share price applied for the contribution in kind of the acquired Schwarz Pharma shares into UCB was 45.79 euro per share, the value of the UCB share reached 52 euro on the date of acquisition (28 December 2006). The use of the higher value is imposed by IFRS and leads to an increase of the goodwill of 232 million euro.

Likely impact on the income statement of Schwarz Pharma provisional purchase price allocation:

As a result of the fair value attributed to Schwarz Pharma's inventory as of 31 December 2006, the gross profit of the year 2007 will be negatively impacted by non-cash charges of 96 million euro.

Further to the revaluation of Schwarz Pharma's intangible assets, namely for existing products and in-process R&D products (*rotigotine*, *fesoterodine* and *lacosamide*), the level of intangible assets' amortisation expenses (which have no cash impact) is expected to increase from the current Schwarz Pharma level of approximately 25 million euro per annum to 60 million euro in 2007, gradually increasing to around 140 million euro per annum by 2009.

Additionally the residual fair value of intangible assets and goodwill has to be tested for impairment at least on an annual basis, which may lead to future charges.

Schwarz Pharma provisional purchase price allocation (PPA):


Intangible assets
Existing goodwill
Tangible assets
Other assets
Inventory
Other current assets
Net cash
Non-financial long-term liabilities
Deferred tax liabilities
Current liabilities
Fair value 100% of Net Assets
Fair value acquired Net Assets (86.8 %)
Goodwill for 86.8 %
Acquisition cost for 86.8 %
[€ million]
-1000
-500
0
500
1000
1500
2000
2500
3000
3500
4000
4500
Indicative Schwarz Pharma Balance sheet items as of Dec. 31, 2006 after provisional PPA adjustments
Schwarz Pharma Balance sheet items as of Dec. 31, 2006 before PPA

7. Outlook 2007

In 2007, UCB's and Schwarz' financial accounts will be fully consolidated. 2007 is a year of continuous progress in our strategy and of substantial investment in UCB's future growth. Given the uncertainties over the date of a potential Domination, Profit and Loss Transfer Agreement in this transition year, conservative guidance for the combined group is given.

2007 Revenue & Expenses

Revenue is expected to grow significantly in 2007 as a result of the Schwarz acquisition. On a pro forma basis, net sales will grow at mid-single digit compared to 2006 and will be partly offset by a decrease in royalty income due to the remaining effect of the Boss patent expiry in 2006. This is expected to result in marginal growth in revenue compared with 2006 pro forma, assuming key trading currencies remain stable. The combined Research & Development and Selling, General & Administration expenses are expected to grow marginally, reflecting on the one hand the significant investment in pre-launch and launch activities for Neupro® in Parkinson's disease and Cimzia™ in Crohn's disease and rheumatoid arthritis as well as in advancing the R&D pipeline, and on the other hand the benefits of the combined synergies and other cost savings.

2007 Net profit

UCB's 2007 net profit will be impacted by:

- Expected higher combined amortisation charges on intangible assets;
- Expected one-time net fair value adjustments on inventory of 96 million euro pre-tax, in connection with the Purchase Price Allocation of the Schwarz Pharma acquisition (with no cash impact);
- Expected acquisition financing related interest charges, which will gradually go down over the next 5 years;
- Restructuring charges.

Consolidated Income Statement

For the year ended 31 December - € million	Note	2006	2005
Continuing operations			
Net sales		2 188	2 043
Royalty income		335	298
Revenue		**2 523**	**2 341**
Cost of sales		(541)	(550)
Gross profit		**1 982**	**1 791**
Marketing & Selling expenses		(733)	(653)
Research & Development expenses		(615)	(511)
General & Administrative expenses		(196)	(191)
Other operating income and expenses	11	37	1
Operating profit before impairment, restructuring and other income and expenses		**475**	**437**
Impairment of non-financial assets	12	(4)	(67)
Restructuring expenses	13	(22)	(39)
Other income and expenses	14	122	33
Operating profit		**571**	**364**
Financial income	15	15	46
Financing costs	15	(69)	(48)
Profit before income taxes		**517**	**362**
Income tax expense	16	(150)	(92)
Profit from continuing operations		**367**	**270**
Discontinued operations			
Profit from discontinued operations	7	-	**485**
Profit		**367**	**755**
Attributable to:			
Equity holders of UCB S.A.		367	755
Minority interest		-	-
Basic earnings per share (EUR)			
from continuing operations	32	2.54	1.88
from discontinued operations	32	-	3.38
Total basic earnings per share		**2.54**	**5.26**
Diluted earnings per share (EUR)			
from continuing operations	32	2.48	1.85
from discontinued operations	32	-	3.32
Total diluted earnings per share		**2.48**	**5.17**

Consolidated Balance Sheet

At 31 December - € million	Note	2006	2005
ASSETS			
Non-current assets			
Intangible assets	17	2 537	721
Goodwill	18	4 346	1 663
Property, plant and equipment	19	666	500
Deferred income tax assets	28	110	176
Employee benefits	29	14	17
Financial and other assets	20	470	337
Total non-current assets		**8 143**	**3 414**
Current assets			
Inventories	22	432	261
Trade and other receivables	23	800	554
Income tax receivables		91	53
Financial and other assets	20	58	51
Cash and cash equivalents	24	974	424
Total current assets		**2 355**	**1 343**
Total assets		**10 498**	**4 757**
EQUITY AND LIABILITIES			
Equity			
Capital and reserves attributable to UCB shareholders	25	4 574	2 409
Minority interest		204	-
Total equity		**4 778**	**2 409**
Non-current liabilities			
Interest-bearing loans and borrowings	27	3 049	1 024
Deferred income tax liabilities	28	845	291
Employee benefits	26.29	146	112
Provisions	30	124	121
Other liabilities	31	35	53
Total non-current liabilities		**4 199**	**1 601**
Current liabilities			
Interest-bearing loans and borrowings	27	65	31
Provisions	30	70	52
Trade and other liabilities	31	1 142	565
Income tax payables		244	99
Total current liabilities		**1 521**	**747**
Total liabilities		**5 720**	**2 348**
Total equity and liabilities		**10 498**	**4 757**

Consolidated Cash Flow Statement

For the year ended 31 December - € million		2006	2005
Profit from continuing operations		**367**	**270**
Depreciation of property, plant and equipment	19	54	54
Amortisation of intangible assets	17	36	38
Impairment of non-financial assets	12	4	67
Loss/(gain) on disposals other than property, plant and equipment		(77)	-
Equity settled share-based payment expense	26	5	2
Profit from disposed operations, other than discontinued operations		(59)	(26)
Net interest (income)/expense	15	51	38
Impairment of financial assets	15	-	3
Net non-cash financing costs		60	(38)
Financial instruments – change in fair value	15	(7)	(2)
Dividend income	15	(2)	(2)
Income tax expense	16	150	92
Cash flow from operating activities before changes in working capital, provisions and employee benefits		**582**	**496**
Decrease/(increase) in inventories		(14)	(14)
Decrease/(increase) in trade & other receivables and other assets		(125)	(20)
Increase/(decrease) in trade & other payables		153	(38)
Net movement in provisions and employee benefits		(37)	11
Net cash generated from operating activities		**559**	**435**
Interest received		78	33
Interest paid		(140)	(57)
Income taxes paid		(176)	(121)
CASH FLOW FROM OPERATING ACTIVITIES		**321**	**290**
Acquisition of intangible assets	17	(65)	(40)
Acquisition of property, plant and equipment	19	(65)	(86)
Acquisition of subsidiaries, net of cash acquired	6	(1 767)	-
Acquisition of other investments	20	(4)	(4)
Proceeds from sale of intangible assets		116	-
Proceeds from sale of property, plant and equipment		5	8
Proceeds from sale of subsidiaries, net of cash disposed		-	9
Proceeds from sale of businesses, net of cash disposed	8	122	12
Proceeds from sale of other investments		7	3
Proceeds from/(payments of) loans granted		-	2
Dividends received	15	2	2
CASH FLOW FROM INVESTING ACTIVITIES		**(1 649)**	**(94)**
Proceeds from borrowings	27	3 029	900
Repayment of borrowings	27	(990)	(2 100)
Payment of finance lease liabilities		(1)	(2)
Purchase of treasury shares	25	(29)	(10)
Dividend paid to UCB shareholders net of dividend paid on own shares		(125)	(123)
CASH FLOW FROM FINANCING ACTIVITIES		**1 884**	**(1335)**
CASH FLOW FROM DISCONTINUED OPERATIONS	7	**(12)**	**1 062**
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**544**	**(77)**
Cash and cash equivalents less bank overdrafts at the beginning of the year	24	395	467
Effect of exchange rate fluctuations		(5)	5
CASH AND CASH EQUIVALENTS LESS BANK OVERDRAFTS AT THE END OF THE YEAR		**934**	**395**

Consolidated Statement of Changes in Equity

€ million	Share capital & share premium	Treasury shares	Retained earnings	Other reserves	Cumulative translation adjustments	Minority interest	Total stockholders' equity
Balance at 1 January 2005	438	(85)	1 506	5	(224)	5	1 645
Available-for-sale financial assets – net of tax	-	-	-	12	-	-	12
Cash flow hedges – net of tax	-	-	-	(16)	-	-	(16)
Currency translation adjustments	-	-	-	-	149	-	149
Net income/(expense) recognised directly in equity	-	-	-	(4)	149	-	145
Profit	-	-	755	-	-	-	755
Total recognised income/(expense)	-	-	755	(4)	149	-	900
Dividend relating to 2004	-	-	(125)	-	-	-	(125)
Share-based payments	-	-	4	-	-	-	4
Treasury shares	-	(10)	-	-	-	-	(10)
Minority interests following divestiture of subsidiaries	-	-	-	-	-	(5)	(5)
Balance at 31 December 2005	**438**	**(95)**	**2 140**	**1**	**(75)**	**-**	**2 409**
Balance at 1 January 2006	438	(95)	2 140	1	(75)	-	2 409
Available-for-sale financial assets – net of tax	-	-	-	16	-	-	16
Cash flow hedges – net of tax	-	-	-	39	-	-	39
Currency translation adjustments	-	-	-	-	(49)	-	(49)
Net income/(expense) recognised directly in equity	-	-	-	55	(49)	-	6
Profit	-	-	367	-	-	-	367
Total recognised income/(expense)	-	-	367	55	(49)	-	373
Dividend relating to 2005	-	-	(125)	-	-	-	(125)
Share-based payments	-	-	5	-	-		5
Treasury shares	-	(29)	-	-	-		(29)
Issue of share capital – business combination	1 710						1 710
IFRS acquisition value surplus arising on business combination	-	-	-	231	-	-	231
Minority interest arising on business combination	-	-	-	-	-	204	204
Balance at 31 December 2006	**2 148**	**(124)**	**2 387**	**287**	**(124)**	**204**	**4 778**

Notes to the Consolidated Financial Statements

1. General information

UCB S.A. (UCB or the Company) and its subsidiaries (together the Group) is a global biopharmaceutical leader specialising in the therapeutic fields of central nervous system disorders, allergy and respiratory diseases, immune and inflammatory disorders and oncology. The Group has research & development facilities in Belgium and the UK, production and packaging facilities in Belgium, Switzerland, U.S.A., Japan, Germany, India, and Italy and sells in more than 40 countries on all continents.

On 25 September 2006 UCB announced its intention to acquire all the outstanding Schwarz Pharma shares in exchange for 0.8735 new UCB shares and a cash payment of 50 euro for each tendered Schwarz Pharma share. At the end of the tender offer on 28 December 2006, UCB received tenders for 87.62% of the total outstanding share capital of Schwarz Pharma or 86.8% of the fully diluted share capital. Consequently, the consolidated balance sheet of Schwarz Pharma has been consolidated as at 31 December 2006 applying the purchase method of accounting. The consolidated income statement of Schwarz Pharma will be fully consolidated as from 1 January 2007. Schwarz Pharma develops novel medicines in the therapeutic areas of central nervous system and drugs focused to treat cardiovascular and gastro-intestinal diseases. Schwarz Pharma has research & development facilities in Germany, U.S.A. and Ireland and production and packaging facilities in Germany, Ireland, U.S.A. and the People's Republic of China.

UCB S.A., the parent company, is a limited liability company incorporated and domiciled in Belgium. The registered office is at 60, Allée de la Recherche, B-1070 Brussels, Belgium.

UCB S.A. is listed on Euronext Brussels.

The Board of Directors made up the consolidated financial accounts of the UCB Group on 27 February 2007. They approved the consolidated financial statements and the statutory financial statements of UCB S.A. for issuance on 22 March 2007. These consolidated financial statements and the statutory financial statements of UCB S.A. are made available to its shareholders and others on 23 March 2007. The shareholders will be requested to approve the consoli-dated financial statements and the statutory financial statements of UCB S.A. at their annual meeting on 26 April 2007.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use by the European Union. All IFRS issued by the International Accounting Standards Board (IASB) and effective at the time of preparing these consolidated financial statements have been adopted for use in the European Union through the endorsement procedure established by the European Commission.

The consolidated financial statements have been prepared using the historical cost convention, except that certain items including available-for-sale investments and derivative financial instruments are shown at fair value.

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.

Amendments to published standards effective in 2006

IAS 19 (Amendments), Employee Benefits, is mandatory for the Group's accounting periods beginning on or after 1 January 2006. It introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment only impacts the format and extent of disclosures presented in the accounts.

Standards, amendments and interpretations effective in 2006 but not relevant

The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after 1 January 2006, but are not relevant to the Group's operations:

- IAS 39 (Amendment), The Fair Value Option;
- IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts;
- IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources;
- IFRS 6, Exploration for and Evaluation of Mineral Resources;
- IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and
- IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment.

Standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The following interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 May 2006 or later periods but that the Group has not early adopted:

- IFRS 7, Financial Instruments - Disclosures, and the Complementary Amendment to IAS1, Presentation of Financial Statements – Capital Disclosures (effective for annual periods beginning on or after 1 January 2007). IFRS 7 introduces new disclosures relating to financial instruments. This standard does not have any impact on the classification and valuation of the Group's financial instruments.

- IFRS 8, Operating Segments, which replaces IAS 14 Segment Reporting (effective for annual periods beginning on or after 1 January 2009). IFRS 8 requires segment information to be disclosed based on the 'management approach' which means using the information reviewed by the key decision makers of an entity. Once IFRS 8 is effective, segment reporting under International Financial Reporting Standards and US Generally Accepted Accounting Principles will be converged except for some minor differences.

- IFRIC 8, Scope of IFRS 2 (effective for annual periods beginning of or after 1 May 2006). IFRIC 8 requires consideration of transactions involving the issuance of equity instruments – where the identifiable consideration received is less than the fair value of the equity instruments issued – to establish whether or not they fall within the scope of IFRS 2. The Group will apply IFRIC 8 from 1 January 2007, but it is not expected to have any impact on the Group's accounts;

- IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006). IFRIC 10 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply IFRIC 10 from 1 January 2007, but it is not expected to have any impact on the Group's accounts;

- IFRIC 11, IFRS 2 – Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007). This interpretation clarifies the treatment to be applied in certain special cases of employee benefits involving different entities of a group; and

- IFRIC 12, Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008). This interpretation specifies the accounting treatment on concession contracts when the grantor is a public entity and the concession operator is a private entity. IFRIC 12 deals only with the accounting by the operator. It offers two models: recognition of either an intangible asset or a financial asset reflecting the right to receive cash flows from operation of the public sector asset.

Interpretations to existing standards that are not yet effective and not relevant for the Group's operations

The following interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 May 2006 or later periods but are not relevant for the Group's operations:

- IFRIC 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies (effective from 1 March 2006). IFRIC 7 provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. As none of the group entities have a currency of a hyperinflationary economy as its functional currency, IFRIC 7 is not relevant to the Group's operations; and

- IFRIC 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006). IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. As none of the group entities have changed the terms of their contracts, IFRIC 9 is not relevant to the Group's operations.

2.2 Consolidation

Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights.

The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The Group applies the purchase method of accounting to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the remaining difference after reassessment is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests

Minority interest in the net assets of consolidated subsidiaries is identified separately from the Group's equity therein. Minority interest consists of the amount of this interest at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% to 50% of the voting rights. The Group's investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.3 Segment reporting

A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those segments operating in other economic environments.

A business segment is a group of assets and operations engaged in providing products and services that are subject to risks and returns that are different from those of other business segments.

The geographical segment is the Group's primary reporting format, and the secondary reporting format is the business segment. The risks and returns of the Group's operations are primarily determined by geographical elements, such as the different markets each with its particularities and specific laws and regulations, rather than the different products the Group produces and commercialises. The basis for allocating the costs between segments is based on the legal entity in the geographical area that incurs the cost.

The Group's activities are in one business segment, biopharmaceuticals. There are no other significant classes of business, either singularly or in aggregate.

During 2005, UCB operated globally on the basis of two business segments, being Biopharmaceuticals and Surface Specialties. Due to the divestiture of all activities of the Surface Specialties business segment in the course of 2004 (Specialty Films) and 2005 (Specialty Chemicals), UCB's management has reviewed its internal reporting and adapted its segment reporting accordingly. Following this re-assessment of its segment reporting, UCB's primary reporting format as from 1 January 2006 onwards is based on its three main geographical areas, namely the U.S.A., Europe and Rest of World.

The comparative figures of last year have been restated in order to reflect the current segment reporting format.

2.4 Foreign currency translation

Functional and presentation currency

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in euro, which is the functional currency of the Company, and the presentation currency for the consolidated financial statements.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analysed between translation differences resulting from changes in the amortised cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in the carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available for sale are included in the available-for-sale reserve in equity.

Group companies

The results and financial position of all the Group's entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
- All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange difference arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially or wholly disposed of or sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 Revenue recognition

Revenue is recognised when it is probable that future economic benefits associated with the transaction will flow to the entity and that these benefits can be measured reliably.

Revenue represent amounts received and receivable for goods supplied to customers after deducting trade discounts, cash discounts related to Medicaid in the U.S.A. and similar programmes in other countries, and volume rebates but excluding sales taxes.

Sale of goods

Revenue from sales of goods is recognised when:

- the significant risks and rewards of the ownership of goods are transferred to the buyer; the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
- the amount of revenue can be measured reliably;
- it is probable that the economic benefits associated with the transaction will flow to the entity; and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Estimates of expected sales returns, charge-backs granted to government agencies, wholesalers, managed care and other customers are deducted from revenue at the time the related revenue is recorded or when the incentives are offered.

Such estimates are calculated on the basis of historical experience and the specific terms in the individual agreements.

Sale of intellectual property

The principle rule of the sale of intellectual property is that the sale is recorded as income at the time of the sale. Where the Group assumes an obligation in connection with a sale of intellectual property, the income is recognised in accordance with the term of obligation. On the sale of the intellectual property when the final sale is conditional on future events, the amount is recorded as income at the occurrence of such future events. Revenue is measured at fair value of the consideration received or receivable.

Royalty income

Royalties are recognised on an accrual basis in accordance with the substance of the relevant agreement.

Interest income

Interest is recognised on a time proportion basis that takes into account the effective yield on the asset.

Dividend income

Dividends are recognised when the shareholder's right to receive the payment is established.

2.6 Cost of sales

Cost of sales includes primarily the direct production costs, related production overhead and the amortisation of the related intangible assets as well as services rendered.

Start-up costs are expensed as incurred. Royalty expenses directly linked to goods sold are included in "Cost of Goods Sold".

2.7 Research & Development

Internally-generated intangible assets - Research & Development expenditure

All internal Research & Development costs are expensed in the income statement as incurred. Due to the long development period and significant uncertainties relating to the development of new products, including risks regarding clinical trials and regulatory approval, it is concluded that the Group's internal development costs in general do not meet the capitalisation criteria in IAS 38 (Intangible Assets). Thus the technical feasibility criteria of IAS 38 are not considered fulfilled before regulatory approval is obtained.

Acquired intangible assets

For acquired in-process Research & Development projects the probability to develop a successful drug is reflected in the cost of the asset and the probability recognition criteria are therefore always considered satisfied. As the cost of acquired in-process Research & Development projects can often be measured reliably, these projects fulfil the criteria for capitalisation.

The intangible assets are amortised on a straight-line basis over their estimated useful life beginning from the moment when they are available for use.

2.8 Income taxes

The income tax charge is based on the results for the year and includes current and deferred income taxes. These charges are recorded in the income statement except when they relate to items directly recorded in equity, in which case they are directly recorded in equity.

Current income tax is the amount of the income tax to pay based on the taxable profit of the period, as well as any adjustments relating to previous years. It is calculated using local tax rates adopted or substantially enacted at the closing date.

Deferred income tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method.

Deferred income tax liabilities are generally recognised for all taxable temporary differences and deferred income tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred income tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred income tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred income tax assets and liabilities are off-set when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

2.9 Intangible assets

Patents, licenses, trademarks and other intangible assets

Patents, licenses, trademarks and other intangible assets are initially recorded at cost. Where these assets have been acquired through a business combination, the cost will be the fair value allocated in the purchase method of accounting. Where these have been acquired other than through a business combination, the initial fair value will be the purchase price.

Intangible assets are amortised over their useful lives on a straight-line basis as from the moment they are available for use (i.e. When regulatory approval has been obtained).

Estimated useful life is the lower of the contract life or the economic useful life (between 5 to 20 years). Trademarks are considered to have a definite economic useful life; therefore no intangible assets with an indefinite life have been identified.

Computer software

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives (3 to 5 years) on a straight-line basis.

2.10 Goodwill

Goodwill arises when the cost of a business combination at the date of acquisition is in excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill on acquisition of subsidiaries is presented on the face of the balance sheet, whereas the goodwill on acquisitions of associated companies is included in investments in associated companies.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. In 2004, the goodwill following the acquisition of Celltech, was allocated to the biopharmaceutical business segment. At that time UCB operated under two different business segments, being Biopharmaceutical and Surface Specialties. Due to the change in the segment reporting as from 1 January 2006, the goodwill from the Celltech acquisition has been allocated to the cash-generating units reflecting the geographical reporting format. Therefore this goodwill is now allocated to U.S.A., Europe and Rest of World.

As goodwill is considered to have an indefinite life, it is tested for impairment annually, and whenever there is an indication that it may be impaired, by comparing its carrying amount with its recoverable amount. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

In case the fair value of the identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess remaining after reassessment is recognised immediately in the income statement.

2.11 Property, plant and equipment

All property, plant and equipment are carried at cost less accumulated depreciation and impairment losses except for property, plant and equipment under construction, which is carried at cost less accumulated impairment losses. Cost includes all directly attributable costs of bringing the asset to the working condition for its intended use.

Land is not depreciated.

Depreciation is charged so as to write-off the cost or valuation of assets, other than land and properties under construction, over their estimated useful lives, using the straight-line method to their estimated residual value. The depreciation is computed from the month the asset is ready to be used.

The residual value and the useful life of an asset is reviewed at least at each financial year-end and, if expectations differ from previous estimates, the change(s) are be accounted for as a change in an accounting estimate in accordance with IAS 8 *(Accounting Policies, Changes in Accounting Estimates and Errors)*.

The following useful lives are applicable to the main property, plant and equipment categories:

• Buildings	20 - 33 years
• Machinery	7 - 15 years
• Laboratory equipment	7 years
• Prototype equipment	3 years
• Furniture and fixtures	7 years
• Vehicles	5 - 7 years
• Computer equipment	3 years
• Asset held under finance lease	shorter of asset's useful life and leasing term

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Borrowing costs directly attributable to the acquisition, construction or production of an asset requiring a long preparation are not included in the cost of this asset but are expenses as incurred.

Investment property is land and buildings held to earn rentals that are carried at amortised cost and depreciated on a straight-line basis over their estimated useful lives. The underlying useful lives correspond to those of self-used tangible assets. Given the insignificant amount of investment property, it is not separately presented in the balance sheet.

2.12 Leases

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Finance leases

Assets held under finance leases are recognised as assets of the Group at the lower of their fair value and the present value of the minimum lease payments less cumulative depreciation and impairment losses. The corresponding liability to the lessor is included in the balance sheet as obligations under finance leases.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in the income statement.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the

Group adopts for depreciable assets that are owned. If there is reasonable certainty that the Group will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise the asset is depreciated over the shorter of the lease term and its useful life.

Operating leases

Lease payments under an operating lease are recognised in the income statement on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

2.13 Impairment of non-financial assets

At each reporting date, the Group reviews the carrying amounts of its intangible assets, goodwill and property, plant and equipment to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

Irrespective of whether there is an indication of impairment, an impairment assessment of the intangibles not yet available for use and goodwill is carried out annually. These assets are not amortised.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit (CGU) to which the asset belongs. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. To determine the value in use, the Group uses estimates of future cash flows generated by the asset or the CGU, using the same methods as those used in the initial measurement of the asset or the CGU on the basis of the medium-term plans of each business activity.

In case of goodwill, a 20-year cash flow projection is used. For other intangible assets, the period used is the period of protection provided by the relevant patent or know-how.

Estimated cash flows are discounted using an appropriate long-term market interest rate that reflects the best estimate of the time value of money, the risks specific to the asset or the CGU and the economic conditions in the geographical regions in which the business activity associated with the asset or the CGU is located.

An impairment loss is recognised directly in the income statement. The assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. The reversal of the impairment is recognised in the income statement. Impairment losses on goodwill are never reversed.

2.14 Financial assets

Financial assets, mainly investments, are recognised and derecognised on a trade date basis where the purchase or sale requires delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus directly attributable transaction costs for the investments that are not classified at fair value through profit and loss.

Financial assets at fair value through profit or loss and available-for-sale financial assets

Investments other than held-to-maturity debt securities are classified as either financial assets at fair value through profit or loss or as available-for-sale financial assets, and are measured at subsequent reporting dates at fair value. Where securities are classified as financial assets at fair value through profit or loss, gains and losses arising from changes in fair value are included in the income statement for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the securities are disposed of or are determined to be impaired, at which time the cumulative gain or loss, previously recognised in equity or a portion thereof in case of an impairment, is included in the income statement for the period.

Impairment of financial assets

Impairment losses recognised in the income statement for equity investments classified as available-for-sale are not subsequently reversed via the income statement. Impairment losses recognised in the income statement for debt instruments classified as available-for-sale are subsequently reversed if an increase in the fair value of the instrument can be objectively related to an event occurring after the recognition of the impairment loss.

2.15 Derivative financial instruments and hedging activities

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. The Group policy does not engage in speculative transactions.

Derivative financial instruments are initially recorded at fair value and re-measured to fair value at the subsequent reporting dates. The method of recognising the resulting gains or losses depends on whether the derivative financial instrument is designated as a hedging instrument and if so, the nature of the item being hedged. The Group designates derivative financial instruments as either cash flow hedges, fair value hedges or net investment hedges.

The Group documents at inception of the transaction the relationship between the hedging instrument and the hedged items. The Group also documents its assessment, both at hedge inception and on an ongoing basis, as to whether the derivative financial instruments that are used in hedging transactions are highly effective in off-setting changes in fair values or cash flows of hedged items.

Cash flow hedges

Changes in fair value of derivative financial instruments that are designated as cash flow hedges are recognised immediately in equity. The ineffective portion is recognised in the income statement.

If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of a non-financial asset or a non-financial liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative financial instrument that had previously been recognised in equity are included in the initial measurement of the asset or liability.

If the cash flow hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognised directly in equity are reclassified to the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement.

A cash flow hedge relationship is discontinued prospectively if the hedge fails the effectiveness test, the hedging instrument is sold, terminated or exercised, management revokes the designation or the forecasted transactions is no longer highly probable. Where a forecasted transaction is no longer highly probable but still expected to occur, hedging gains and losses previously deferred in equity remain in equity until the transaction affects profit or loss. Once the forecasted transaction is no longer expected to occur, any gain or loss is released immediately to the income statement.

Fair value hedges

Changes in the fair value of derivative financial instruments that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Net investment hedges

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Derivative financial instruments that do not qualify for hedge accounting

Certain derivative financial instruments do not qualify for hedge accounting. Changes in the fair value of any derivative financial instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

2.16 Inventories

Raw materials, consumables and goods purchased for resale are valued at the lower of their cost or their net realisable value. Cost is determined using the weighted average cost method. The cost of work in progress and finished goods comprises all the costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The conversion costs include the cost of production and the related fixed and variable production overhead costs (including depreciation charges).
Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in Marketing, Selling and Distribution.

2.17 Trade receivables

Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in the income statement when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

2.18 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits and other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within interest-bearing loans and borrowings in current liabilities on the balance sheet.

2.19 Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

2.20 Treasury shares

When the Group purchases its own shares, the amount paid, including attributable direct costs is accounted for as a deduction of equity. The proceeds from sales of shares are directly included in net equity with no impact on net income.

2.21 Share-based payments

The Group operates several equity-settled share-based compensation plans. In accordance with IFRS 1, IFRS2 (Share-based Payment) has been applied to all equity instruments granted after 7 November 2002 that were not yet vested as of 1 January 2005.

The services rendered by the employees as consideration for stock options are recognised as an expense. The expense corresponds to the fair value of the stock option plans and is charged to income on a straight-line basis over the vesting period of the plan.

The fair value of the stock option plan is measured at the grant date using the Black & Scholes valuation model taking into account the expected life and cancellation rate of the options. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

2.22 Provisions

Provisions are recognised in the balance sheet when:

- (a) there is a present obligation (legal or constructive) as a result of a past event;
- (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
- (c) a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the expenditure to settle the present obligation at the balance sheet date.

A restructuring provision is recognised when the Group has a detailed formal plan and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

2.23 Borrowings

Interest-bearing bank loans and overdrafts are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.

Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognised over the term of the borrowings in accordance with the Group's accounting policy.

2.24 Trade payables

Trade payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.

2.25 Employee benefits

Pension obligations

The Group operates a number of defined benefit and defined contribution retirement benefit plans. Payments to defined contribution benefit plans are charged as an expense as they fall due.

The Group's commitments under defined benefits plans, and the related costs, are valued using the "projected unit credit method" with actuarial valuations being carried out regularly, at each balance sheet date for the main plans. Actuarial gains and losses that exceed 10% of the greater of the present value of the Group's defined benefit obligation and the fair value of plan assets are amortised over the expected average remaining working lives of the participating employees. Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised actuarial gains and losses and unrecognised past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to the lower of the amount determined and unrecognised actuarial loss and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Other long-term employee benefits

These benefits are accounted for on the same basis as post-employment benefits except that all actuarial gains and losses are recognised immediately and no "corridor" is applied and all past service cost is recognised immediately.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

Profit-sharing and bonus plans

The Group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company's shareholders after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation and a reliable estimate of the obligation can be made.

2.26 Non-current assets held for sale and discontinued operations

A discontinued operation is a component of the Company that either has been disposed of, or that is classified as held for sale. It represents a major separate line of business or geographical area of operations and is part of a single coordinated plan to dispose of; or is a subsidiary acquired exclusively with a view to resale. Non-current assets or a disposal group are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. A disposal group is defined as a group of assets to be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred. Immediately before classification as held for sale, the Company measures the carrying amount of the asset (or all the assets and liabilities in the disposal group) in accordance with the applicable accounting standard. Following the classification as held for sale, non-current assets and disposal groups are measured at the lower of the assets' previous carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in the income statement. The same applies to gains and losses on subsequent re-measurement. Non-current assets classified as held for sale are no longer depreciated or amortised.

3. Critical judgements and accounting estimates

Estimates and judgements are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

3.1 Critical judgements in applying accounting principles

Revenue recognition

The nature of the Group's business is such that many sales transactions do not have a simple structure. Sales agreements may consist of multiple arrangements occurring at the same or at different times. The Group is also party to out-licensing agreements, which can involve upfront and milestone payments that may occur over several years and involving certain future obligations. Revenue is only recognised when the significant risks and rewards of ownership have been transferred and when the Group does not retain continuing managerial involvement or effective control over the goods sold or when the obligations are fulfilled. This might result in cash receipts being initially recognised as deferred income and then released to income in subsequent accounting periods based on the different conditions specified in the agreement.

3.2 Critical accounting estimates and assumptions

The preparation of the financial statements in conformity with IFRS as adopted for use by the European Union requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making the reported amounts of revenue and expenses that may not be readily apparent from other sources. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Revenue recognition

The Group has accruals for expected sales returns, charge-backs and other rebates, including Medicaid in the U.S.A. and similar rebates in other countries. Such estimates are based on analyses of existing contracts or legislations, historical trends and the Group's experience. As these deductions are based on management estimates, the actual deductions might differ from those estimates.

Environmental provisions

The Group has provisions for environmental remediation costs, which are disclosed in Note 30. The most significant elements of the environmental provisions consist of costs to fully clean and refurbish contaminated sites and to treat contamination at certain other sites, mainly related to the discontinued chemical and films activities of the Group. Future remediation expenses are affected by a number of uncertainties that include, amongst others, the detection of previously unknown contaminated sites, the method and extent of remediation, the percentage of waste attributable to the Group, and the financial capabilities of the other potentially responsible parties. Given the inherent difficulties in estimating the liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts currently accrued. The effect of resolution of environmental matters on results of operations cannot be predicted due to uncertainty concerning both the amount and timing of future expenditures and the results of future operations. Such changes that arise could impact the provisions recognised in the balance in the future.

Intangible assets and goodwill

The Group has intangible assets with a carrying value of 2 537 million euro (Note 17) and goodwill with a carrying amount of 4 346 million euro (Note 18). Intangible assets are amortised over their useful lives on a straight-line basis as from the moment they are available for use (i.e. When regulatory approval has been obtained).

Management estimates that the useful life for acquired in-progress R&D compounds equals the period these compounds benefit from patent protection or data exclusivity. For the intangible assets acquired through a business combination and which comprises compounds that are marketed but for which no patent protection or data exclusivity exists, management estimates that the useful life equals to the period in which these compounds will realise substantially all the cash contributions.

The capitalised amounts are annually reviewed for impairment as described above. To assess if any impairment exits, estimates are made of the future cash flows expected to result from the use of these assets and their eventual disposal. Actual outcomes could vary significantly from such estimates of discounted future cash flows. Factors such as the entrance or absence of competition, technical obsolescence or lower than expected rights could result in shortened useful lives and impairments.

Employee benefits and share-based payments

The Group has many defined benefit plans (Note 29) and share-based payment schemes (Note 26) currently in place. The calculation of the assets or liabilities related to these schemes or the impact they might have on the shareholders' equity are based upon statistical and actuarial assumptions. This is in particular the case for the present value of the defined benefit obligation which is impacted by assumptions on discount rates used to arrive at the present value of future pension liabilities, and assumptions on future increases in salaries and benefits. Furthermore, the Group uses statistically based assumptions such as future withdrawals of participants from the schemes and estimates on life expectancy. The assumptions used might significantly differ from the actual results due to changes in the market and economic conditions, higher or lower employee turnover, or other changes in the factors being assessed. The differences could impact the assets, liabilities recognised in the balance sheet or the shareholders' equity.

4. Financial risk management

The Group is exposed to various financial risks arising from its underlying operations and corporate finance activities. The Group's financial risk exposures are predominantly related to changes in foreign exchange rates, interest rates and the creditworthiness and the solvency of the Group's counterparties, and to a lesser extent to equity prices.

Financial risk management within the Group is governed by policies and guidelines approved by senior management. These policies and guidelines cover foreign exchange risk, interest rate risk, market risk, credit risk and liquidity risk. Group policies and guidelines also cover areas such as cash management, investment of excess funds and the raising of short- and long-term debt. Compliance with the policies and guidelines is managed by segregated functions within the Group.

The objective of financial risk management is to contain, where deemed appropriate, exposures in the various types of financial risks mentioned above in order to limit any negative impact on the Group's results and financial position.

The Group actively measures, monitors and manages its financial risk exposures by various functions pursuant to segregation of duties principles.

In accordance with its financial risk policies, the Group manages its market risk exposures through the use of financial instruments such as derivative financial instruments, when deemed appropriate. It is the Group's policy and practice not to enter into derivative transactions for speculative purposes.

Foreign exchange risk

The Group operates across the world and is exposed to movements in foreign currencies affecting its net income and financial position, as expressed in euro. The Group actively monitors its currency exposures, and when appropriate, enters into transactions with the aim of preserving the value of assets, and hedging commitments and anticipated transactions. The Group uses forward contracts, foreign exchange options and cross-currency swaps to hedge certain committed and anticipated foreign exchange flows and financing transactions.

The instruments purchased to hedge transaction exposure are primarily denominated in U.S. dollar, GB pound, Japanese yen and Swiss franc, the currencies where the Group has its most important exposures up to a period of 6 to 18 months.

Translation exposure arises from the consolidation of the foreign currency denominated financial statements of the Group's foreign subsidiaries. The effect on the Group's consolidated equity is shown as a cumulative translation adjustment.

Interest rate risk

Changes in interest rates may cause variations in interest income and expenses resulting from interest-bearing assets and liabilities. In addition, they can affect the market value of certain financial assets, liabilities and instruments as described in the following section on market risk of financial assets. The interest rates on the Group's major debt instruments are floating rates, as described in Note 27. The Group uses interest rate derivatives to manage its interest rate risk.

Market risk of financial assets

Changes in the market value of certain financial assets and derivative financial instruments can affect the net income or financial position of the Group. Financial long-term assets are held for contractual purposes and marketable securities are held for mainly regulatory purposes. The risk of loss in value is managed by reviews prior to investing and continuous monitoring of the performance of investments and changes in their risk profile.

Investments in equities, bonds, debentures and other fixed income instruments are entered into on the basis of guidelines with regard to liquidity and credit rating.

Credit risk

Credit risk arises from the possibility that the counterparty to a transaction may be unable or unwilling to meet its obligations causing a financial loss to the Group. Trade receivables are subject to a policy of active risk management, which focuses on the assessment of country risk, credit availability, ongoing credit evaluation and account monitoring procedures. There are no significant concentrations within trade receivables of counterparty credit risk due to the Group's large number of customers and their wide geographical spread. For some credit exposures in critical countries, the Group has obtained credit insurance.

The exposure of other financial assets to credit risk is controlled by setting a policy for limiting credit exposure to high-quality counterparties, regular reviews of credit ratings, and setting defined limits for each individual counterparty. Where appropriate to reduce exposure, netting agreements under an ISDA (International Swaps and Derivatives Association) master agreement are signed with the respective counterparties. The maximum exposure to credit risk resulting from financial activities, without considering netting agreements, is equal to the carrying amount of financial assets plus the positive fair value of derivative instruments.

Liquidity risk

The Group maintains sufficient reserves of cash and readily realisable marketable securities to meet its liquidity requirements at all times. In addition, the Group has certain unutilized revolving committed facilities at its disposition.

5. Segment reporting

Primary reporting format – Geographical segments

During 2005 the Group operated on a worldwide basis in two business segments, being:

- Biopharmaceuticals; and
- Surface Specialties.

However, the Surface Specialties business segment was discontinued since last year; hence management decided that the geographical segment by location of assets is more relevant as primary reporting format going forward. Therefore, the 2005 figures have been restated for comparison reasons. The types of products provided by the legal entities in each geographical area are similar, i.e. Human pharmaceutical products in three core therapeutic areas: central nervous system disorders, immunology (including autoimmune diseases, inflammation and allergy) and oncology.

The areas of operations are:

- United States of America (including Canada)
- Europe; and,
- Rest of World

There are significant sales and other transactions between the geographical segments. The inter-segment sales and other inter-segment transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties. This implies that transfer prices between segments are set on an arm's length basis. Segment results, assets and liabilities include the ones directly attributable to a segment as well as the ones that can be allocated to a segment on a reasonable basis.

United States of America

This area of operations contains the Group's activities in the United States of America and Canada.

Europe

This area of operations contains the Group's activities in the 27 countries of the European Union, Switzerland, Norway, Russia and Turkey.

Rest of World

This area of operations contains the Group's activities in the different countries in Asia, Africa, Oceania and South America.

Primary reporting format - Geographical segments

€ million For the year ended as at 31 December 2006	USA	Europe	Rest of World	Unallocated[1]	Total
Income and Expenses					
Sales to 3rd party[2]	985	907	296	-	2 188
Inter-segment sales[3]	2	431	1	(434)	-
Royalty income[4]	152	178	5	-	335
Segment result/Operating profit[5]	455	804	29	(717)	571
Net financing cost				(54)	(54)
Profit before income taxes					517
Income tax expense				(150)	(150)
Profit/loss from continuing operations					367
Discontinued operation – net of tax[6]					-
Profit/loss for the period					367
Segmental expense information					
Depreciation charges	(8)	(42)	(3)	(1)	(54)
Amortisation charges	(12)	(21)	(3)	-	(36)
Restructuring expenses	(2)	(19)	(1)	-	(22)
Impairment of Goodwill and Intangible Assets[7]	-	-	-	-	-
Other non-cash expenses	(10)	(18)	(1)	(8)	(37)
Other segment information					
Total segment assets[8] (including Schwarz Pharma)	3 242	5 232	495	1 529	10 498
Total segment liabilities[9] (including Schwarz Pharma)	404	840	98	4 378	5 720
Gross capital expenditures[10]	8	118	4	-	130

€ million For the year ended as at 31 December 2005	USA	Europe	Rest of World	Unallocated[1]	Total
Income and Expenses					
Sales to 3rd party[2]	838	899	306	-	2 043
Inter-segment sales[3]	-	326	2	(328)	-
Royalty income[4]	135	158	5	-	298
Segment result/Operating profit[5]	259	653	25	(573)	364
Net financing cost				(2)	(2)
Profit before income taxes					362
Income tax expenses				(92)	(92)
Profit/loss from continuing operations					270
Discontinued operation – net of tax[6]				485	485
Profit/loss for the period					755
Segmental expense information					
Depreciation charges	(9)	(41)	(3)	(1)	(54)
Amortisation charges	(13)	(23)	(2)	-	(38)
Restructuring expenses	(26)	(5)	(5)	(3)	(39)
Impairment of Goodwill and Intangible Assets[7]	(2)	(65)	-	-	(67)
Other non-cash expenses	(6)	(67)	(5)	28	(50)
Other segment information					
Total segment assets[8]	1 527	2 144	124	962	4 757
Total segment liabilities[9]	165	586	100	1 497	2 348
Gross capital expenditures[10]	6	93	27	-	126

[1] *Unallocated items represent income, expenses, assets and liabilities of corporate functions that are not directly attributable to specific geographical segments.*

[2] *Product sales to third parties are allocated to the geographical segments based on the country in which the assets are located.*

[3] *Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.*

[4] *Royalty income is allocated to the geographical segments based on the country that receives the royalty.*

[5] *Operating profit is allocated to the geographical segments as recorded by the legal entities in the respective regions.*

[6] *Discontinued operations in 2005 was related to Surface Specialties (in 2006 no significant amounts have been reported as discontinued operations).*

[7] *All impairments are recorded in the income statement.*

[8] *Assets are allocated to the geographical segments where the assets are located. Unallocated assets are cash and cash equivalents, financial assets, derivatives, current and deferred taxes and the headquarter building.*

[9] *Liabilities are allocated to the geographical segments as recorded by the legal entities in the respective regions. Unallocated liabilities are financial liabilities, derivatives, current and deferred income taxes, leasing liability related to the headquarter building and the accrued liabilities related to the business combination.*

[10] *Additions to tangible and intangible assets are allocated to the geographical segments in which the assets are located/held.*

Secondary reporting format – Business segments

The Group's activities are in one business segment, Biopharmaceuticals. There are no other significant classes of business, either singularly or in aggregate. This business segment includes research, development, manufacturing and marketing of products in the therapy fields of central nervous system disorders, allergy and respiratory diseases, immune and inflammatory disorders and oncology.

6. Business combinations

Details of net assets acquired and goodwill are as follows:

€ million	
Purchase consideration:	
• Cash consideration	2 138
• Direct costs relating to the acquisition	37
• Fair value of shares issued	1 941
Total purchase consideration	4 116
Fair value of net assets acquired	1 342
Goodwill (see Note 18)	2 774

On 28 December 2006, the Group acquired 86.8% of the total outstanding Schwarz Pharma AG shares on a fully diluted basis. Schwarz Pharma is a pharmaceutical company with activities in research, development, manufacturing, and marketing of novel medicines in the therapeutic field of central nervous disorders. It also manufactures and develops drugs focused to treat cardiovascular and gastro-intestinal diseases. Schwarz Pharma's products are mostly prescription-only medications and are mainly distributed by pharmaceutical wholesalers. Schwarz Pharma is operating in similar geographical areas as UCB.

The closing of the extended tender offer took place on 28 December 2006 and consequently, the consolidated balance sheet of Schwarz Pharma has been consolidated as at 31 December 2006 applying the purchase method of accounting. The consolidated income statement of Schwarz Pharma will be fully consolidated as from 1 January 2007. Due to the fact that the acquisition has taken place near year-end, and that UCB has not yet finalised the purchase price allocation, the purchase price allocation below is only provisional and might, in conformity with IFRS 3, change in the course of 2007.

The goodwill is attributable to the workforce of the acquired business, the significant synergies expected to arise after the Group's acquisition of Schwarz Pharma and the very early stage research and development projects of the acquired group.

IFRS 3 (Business Combinations) requires the cost of the business combination to include the fair value of the equity instruments issued at the date of exchange. The business combination has been achieved in one single transaction, although the offering period has been extended, implying that the date of exchange is the date of acquisition, when UCB effectively obtained control over Schwarz Pharma. On the date of exchange being 28 December 2006, the quoted price amounted to 52 euro per UCB share. The fair value of the shares issued amounted to 1 941 million euro.

The assets acquired and liabilities assumed as of 31 December 2006 arising from the acquisition are as follows:

€ million	Note	Fair value	Acquiree's carrying amount
Cash and cash equivalents	24	277	277
Property, plant and equipment	19	212	179
Intangible assets	17	1 816	106
Local goodwill		-	42
Non-current financial and other assets	20	37	37
Inventories	22	193	97
Deferred tax assets	28	13	97
Current income tax receivable		11	11
Trade and other receivables	23	228	228
Current income tax payable		(94)	(94)
Trade and other payables	31	(358)	(358)
Employee benefits	29	(47)	(39)
Other provisions	30	(34)	(1)
Interest-bearing loans and borrowings	27	(15)	(15)
Other long term debt	27	(2)	(2)
Deferred tax liabilities	28	(691)	-
Net assets		1 546	
Minority interests (13.2%)		(204)	
Net assets acquired		1 342	565
Purchase consideration to be settled in cash			2 175
Purchase price already settled in cash			2 044
Cash and cash equivalents in subsidiary acquired			(277)
Cash outflow on acquisition			1 767

The difference between the purchase consideration to be settled in cash and the purchase price settled in cash relates mainly to the settlement of the second offering period which took place in the beginning of 2007.

There were no acquisitions in the year ended 31 December 2005.

7. Discontinued operations

The gain of the year from discontinued operations amounts to 0.3 million euro and is mainly due to the update of the long-term environmental provisions recognised upon the 2005 divestiture of Surface Specialties and the 2004 divestiture of the Specialty Films activities.

The net cash outflow of 12 million euro reflects mainly the cash outflows related to the reimbursement of pre-closing tax liabilities to Cytec Industries Inc. As contractually foreseen in the sale agreement.

8. Disposal of business unit other than discontinued operations

On 17 January 2006, UCB announced the sale of its Bioproduct Manufacturing Division, located in Belgium, to Lonza AG. The sale was substantially completed on 28 February 2006. This division, active in the chemical peptide manufacturing, employs approximately 300 people. The total consideration received for the sale of the division amounts to 120 million euro.

The capital gain on the sale of this division is as follows:

€ million	at 28 February 2006
Property, plant and equipment	24
Inventories	25
Current assets	7
Total assets	56
Trade payables	3
Other current liabilities	10
Total liabilities	13
Total cash consideration	120
Initial price adjustment	2
Net assets disposed of	(43)
Provisions, liabilities and curtailment gain remaining at UCB	(20)
Net gain on disposal before income taxes	59
Net cash inflow arising from disposal	122

9. Operating expenses by nature

The operating expenses by nature for the year 2006 and 2005 amount to:

€ million	2006	2005
Employee benefit expenses	616	507
Depreciation of property, plant and equipment	54	54
Amortisation of intangible assets	36	38
Impairment charge on assets	4	67
Total operating expenses by nature	**710**	**666**

10. Employee benefit expense

The employee benefit expense for the year can be detailed as follows:

€ million	2006	2005
Wages and salaries	433	399
Social security costs	98	86
Post-employment benefits – defined benefit plans	18	5
Post-employment benefits – defined contribution plans	15	7
Share-based payments granted to employees and directors	6	4
Insurance	17	-
Other employee benefits	29	6
Total employee benefit expense	**616**	**507**

The charges for employee benefits are included in the relevant expenditure line by function, except when they relate to discontinued operations, where they are recorded in the result of discontinued operations. Other employee expenses consist mainly of termination benefits, severance payments, and other long-term and short-term disability benefits.

For further detail about employee benefit plans and share-based payments costs, refer to Note 29 and Note 26, respectively.

Headcount at 31 December	2006	2005
Hourly Paid	861	1 127
Monthly Paid	4 844	4 783
Management	2 772	2 615
Total	**8 477**	**8 525**

11. Other operating income and expenses

UCB and sanofi–aventis entered into an agreement to co-promote in the United States the prescription antihistamine medicine Xyzal®.
An upfront payment of 30 million U.S. dollar (24 million euro) was recognised for the global collaboration with Biogen IDEC to jointly develop and commercialize CDP323 for the treatment of relapsing – remitting multiple sclerosis (MS) and other potential indications.

12. Impairment of non-financial assets

A review of the carrying amounts of the Group's assets resulted in the recognition of impairment charges amounting to 4 million euro (2005: 67 million euro). These impairment charges are partly related to the intangible assets recognised at the moment of the acquisition of the Celltech Group plc for an amount of 0.5 million euro.

13. Restructuring expenses

The restructuring expenses as at 31 December 2006 totalled 22 million euro, comprising mainly of integration costs for 4 million euro, the costs related to the closure of UCB Spain's Molins site for 8 million euro and the further streamlining of production capabilities.

14. Other income and expenses

The 122 million euro is mainly the result of the pursued transformation of UCB from a diversified group into a biopharmaceutical company triggering a number of non-core disposals and divestitures within the product portfolio of the Group and a rationalisation of the production facilities.

On 18 January 2006, UCB announced the sale of the U.S. Rights of its mastocytosis treatment Gastrocrom® to the closely held company Azur Pharma. UCB recorded a capital gain before income taxes of approximately 9 million euro.

In January 2006, UCB sold its Bioproducts Manufacturing Division, located in Belgium, to Lonza AG of Switzerland. The sale was substantially completed on 28 February 2006. The total consideration received amounted to 120 million euro and was later adjusted in favour of UCB to reflect customary working capital adjustments. The capital gain recognised in 2006 on this transaction reached 59 million euro before income taxes.

On 24 April 2006, UCB announced that it has reached an agreement with Recordati to transfer back the sales and marketing rights in Germany of Corifeo®, an antihypertensive calcium channel blocker, for a payment to UCB of 10 million euro. UCB recorded a capital gain before income taxes of 10 million euro.

On 25 May 2006, UCB announced that it had reached an agreement with Adams Respiratory Therapeutics Inc. To sell Delsym™, an over-the-counter 12-hour liquid cough suppressant. UCB recorded a capital gain before income taxes of 71 million U.S. dollar (57 million euro), following the disposal of the related net intangible assets and sale of the stock on hand.

15. Financial income and financing costs

The net finance costs for the year 2006 amount to EUR 54 million compared to net finance costs of 2 million euro in 2005. The breakdown of the financial income and the financing costs is as follows:

Financial income

€ million	2006	2005
Interest income	18	11
Dividend income	2	2
Net foreign exchange gains/(losses)	(8)	(2)
Net revaluation to fair value of derivatives	7	2
Write-downs and impairment on financial assets	-	(3)
Net other financial income/(expense)	(4)	36
Total financial income	**15**	**46**

Financing costs

€ million	2006	2005
Interest expenses	(69)	(49)
Interest rate swaps : cash flow hedges, transfer from equity	-	1
Total financing costs	**(69)**	**(48)**

Net other financial income/expense: In 2005, as part of the Celltech acquisition, UCB inherited a series of corporate entities worldwide, which were the result of various transactions Celltech previously entered into (acquisitions of Medeva Ltd., Chirosciences or Oxford GlycoSciences). The funding of the legacy Celltech entities was mainly ensured by means of inter-company loan notes, denominated either in U.S. dollar or GB pound. It is UCB's policy to hedge the currency risk of such inter-company transactions and both the application of this policy to the legacy Celltech legal entities and the integration/ restructuring of these companies within UCB throughout 2005 led to a one-time net exchange gain of 40 million euro in 2005.

16. Income tax expense

The income tax expense increases by 58 million euro from 92 million euro as at 31 December 2005 to 150 million euro as at 31 December 2006 and can be presented as follows:

€ million	2006	2005
Current income taxes	(227)	(145)
Deferred income taxes	77	53
Total income tax expense	**(150)**	**(92)**

The Group operates internationally, implying being subject to income taxes in many different tax jurisdictions. The income tax expense on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies.

Reconciliation between the theoretical income taxes and the effective income taxes

€ million	2006	2005
Profit before income taxes	517	362
Tax calculated at domestic tax rates applicable in the respective countries	(152)	(108)
Expenses non deductible for tax purposes	(105)	(107)
Non taxable income	72	115
Tax credits	2	5
Variation in tax rates	(1)	1
Other tax rate effects	38	38
Current tax adjustments related to prior years	(9)	(1)
Deferred tax adjustments related to prior years	3	-
Reversal of write-downs/(write-downs) of previously recognised deferred tax assets	12	(17)
Withholding tax impact on intercompany dividends	(9)	(12)
Other taxes	(1)	(6)
Total income tax expense	**(150)**	**(92)**

The change in the effective tax rate from 25.4 % in 2005 to 29.0 % in 2006 is mainly the result of non-recurring income that was realised and taxed in jurisdictions with a high corporate tax rate.

Income taxes were directly recognised in equity

€ million	2006	2005
Effective portion of changes in fair value of cash flow hedges	(20)	8
Income taxes directly recognised in equity	**(20)**	**8**

17. Intangible assests

€ million	Trademarks, patents and licenses	Other	Total
Gross carrying amount at 1 January 2006	**408**	**473**	**881**
Acquisition through business combinations	606	1 210	1 816
Additions	29	36	65
Disposals	(9)	-	(9)
Transfer from one heading to another	8	(8)	-
Disposals through sale of businesses	(44)	-	(44)
Currency translation adjustments	(5)	12	7
Gross carrying amount at 31 December 2006	**993**	**1 723**	**2 716**
Accumulated amortisation and impairment losses at 1 January 2006	**(90)**	**(70)**	**(160)**
Additions	(34)	(2)	(36)
Disposals	8	-	8
Disposals through sale of businesses	7	-	7
Currency translation adjustments	2	-	2
Accumulated amortisation and impairment losses at 31 December 2006	**(107)**	**(72)**	**(179)**
Net carrying amount at 31 December 2006	**886**	**1 651**	**2 537**

€ million	Trademarks, patents and licenses	Other	Total
Gross carrying amount at 1 January 2005	**413**	**476**	**889**
Additions	29	11	40
Disposals	(1)	-	(1)
Transfer from one heading to another	8	(8)	-
Disposal through sale of businesses	(68)	(20)	(88)
Currency translation adjustments	27	14	41
Gross carrying amount at 31 December 2005	**408**	**473**	**881**
Accumulated amortisation and impairment losses at 1 January 2005	**(65)**	**(15)**	**(80)**
Additions	(37)	(3)	(40)
Disposals	1	-	1
Impairment losses recognised in the income statement	(7)	(60)	(67)
Disposal through sale of businesses	20	8	28
Currency translation adjustments	(2)	-	(2)
Accumulated amortisation and impairment losses at 31 December 2005	**(90)**	**(70)**	**(160)**
Net carrying amount at 31 December 2005	**318**	**403**	**721**

Other tangible assets include mainly acquired intangible assets not yet available for use.

The majority of the Group's intangible assets result from the acquisitions made by the Group. The patents, licenses and trademarks are recorded at fair value in the purchase method of accounting and are subsequently amortised over their useful life.

The Group has currently no internally generated intangible assets from development as the criteria for recognition under IFRS are not met.

Furthermore the Group has recognised intangible assets that are not yet available for use. These intangible assets are accounted for at fair value at the moment of the business combination and are tested for impairment on an annual basis. The basis of calculation of the recoverable amount is the value in use. To determine the value in use, cash flow projections are used based on financial budgets approved by the management covering the period until the estimated expiry date of the patent or when substantially all cash flows are expected to have occurred. The growth rate is the weighted average growth rate used to extrapolate cash flows beyond the budget period and is between 1 and 3%. The discount rate is based on the rate which is derived from a capital asset pricing model using data from European and U.S. Capital markets. The discount rates vary taking into account if the intangible asset is related to either a commercialised compound or an in-progress research & development compound and in which region the products are or will ultimately be sold. UCB based its calculations on a discount rate varying between 9% and 12% post-tax. The use of the post-tax discount rate approximates the results of using a pre-tax rate applied to pre-tax cash flows.

As at 31 December 2006, the Group recognised no impairment charges (2005: 60 million euro) on the carrying amounts of capitalised in-progress R&D or in-licensed compounds.

The Group has recognised an impairment charge of 0.5 million euro on the trademarks and royalty streams related to patented products (2005: 7 million euro).

The impairment charges have been accounted for in the income statement as impairment of non-financial assets.

18. Goodwill

The movements of the carrying value of goodwill and the allocation over the cash-generating units can be detailed as follows:

€ million	
At 1 January 2006	**1 663**
Additions through business combinations (Note 6)	2 774
Currency translation adjustments	(91)
Disposals through sale of businesses	-
At 31 December 2006	**4 346**
At 1 January 2005	**1 676**
Additions through business combinations	-
Currency translation adjustments	156
Disposals through sale of businesses	(169)
At 31 December 2005	**1 663**

€ million	2006	2005
U.S.A.	2 034	1 019
Europe	2 175	643
Rest of World	137	1
Total carrying value of goodwill at 31 December	**4 346**	**1 663**

On 28 December 2006, UCB has acquired 86.8% of the outstanding Schwarz Pharma shares on a fully diluted basis, following a public combined share and cash offer. The purchase method of accounting requires that the total purchase price is allocated over the assets acquired and the liabilities assumed, recognising the remaining amount as goodwill. Since the acquisition was done near year-end, the purchase price allocation has not yet been finalised and is therefore provisional. Upon completion, the purchase price allocation might differ from the provisional figures recognised in the consolidated financial statement at 31 December 2006. Management believes however that any changes following the completion of the purchase price allocation for 86.8% would not cause any significant changes in the carrying value of the goodwill recognised.

The goodwill is allocated to different cash-generating units (CGU). The recoverable amount of a CGU is determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by the management covering a rather long term (20 years). This long term projections are justified taking into account that the development of biopharmaceuticals have a long development cycle. In that respect, Celltech has provided the Group mainly with a variety of early-stage compounds as well as a technological platform that is leveraged within the Group, whereas Schwarz Pharma mainly is related to late stage compounds and the early-stage developments of its late stage pipeline compounds. The growth rate is the weighted average growth rate used to extrapolate cash flows beyond the budget period and is between 1 and 3%. The discount rate is based on the rate which is derived from a capital asset pricing model adjusted to reflect the specific risks relating to the relevant segments. For 2006, UCB used a discount rate post-tax between 9% and 12%. Since the cash flows take into account tax expenses a post-tax discount rate is used in the calculations. The use of the post-tax discount rate approximates the results of using a pre-tax rate applied to pre-tax cash flows.

The goodwill decreased by 169 million euro in 2005 due to the disposal of Surface Specialties.

19. Property, plant and equipment

The carrying values for the property, plant and equipment for the years 2005 and 2006 are as follows:

€ million	Land and buildings	Plant and machinery	Office, computer equipment, vehicles & other	Assets under construction	Total
Gross carrying amount at 1 January 2006	**383**	**411**	**119**	**8**	**921**
Additions through business combinations	115	51	13	33	212
Additions	14	26	13	12	65
Disposals	(6)	(18)	(18)	(1)	(43)
Transfers from one heading to another	(13)	(15)	3	25	-
Disposals through sale of businesses	(19)	(42)	(1)	-	(62)
Currency translation adjustments	(9)	(6)	(5)	(1)	(21)
Gross carrying amount at 31 December 2006	**465**	**407**	**124**	**76**	**1 072**
Accumulated depreciation at 1 January 2006	**(112)**	**(225)**	**(84)**	**-**	**(421)**
Additions	(13)	(28)	(13)	-	(54)
Disposals	1	15	14	-	30
Transfers from one heading to another	2	-	(2)	-	-
Disposals through sale of businesses	6	25	1	-	32
Currency translation adjustments	2	3	2	-	7
Accumulated depreciation at 31 December 2006	**(114)**	**(210)**	**(82)**	**-**	**(406)**
Net carrying amount at 31 December 2006	**351**	**197**	**42**	**76**	**666**

€ million	Land and buildings	Plant and machinery	Office, computer equipment, vehicles & other	Assets under construction	Total
Gross carrying amount at 1 January 2005	**539**	**785**	**146**	**26**	**1 496**
Additions	26	48	10	6	90
Disposals	(6)	(16)	(15)	-	(37)
Transfers from one heading to another	1	11	2	(14)	-
Disposals through sale of businesses	(191)	(433)	(31)	(11)	(666)
Currency translation adjustments	14	16	7	1	38
Gross carrying amount at 31 December 2005	**383**	**411**	**119**	**8**	**921**
Accumulated depreciations at 1 January 2005	**(155)**	**(446)**	**(92)**	**-**	**(693)**
Additions	(14)	(31)	(15)	-	(60)
Disposals	6	11	12	-	29
Disposals through sale of businesses	54	250	15	-	319
Currency translation adjustments	(3)	(9)	(4)	-	(16)
Accumulated depreciation at 31 December 2005	**(112)**	**(225)**	**(84)**	**-**	**(421)**
Net carrying amount at 31 December 2005	**271**	**186**	**35**	**8**	**500**

There is no property, plant and equipment subject to restrictions on title. No property, plant and equipment is pledged as security for liabilities.

Investment property is recorded at historic cost less accumulated depreciation. Since this investment property does not represent a substantial amount in relation to overall fixed assets, preparation of an external expert opinion on fair value was dispensed with. It is presumed that the fair value corresponds to the book value.

Leased assets

UCB leases buildings and office equipment under a number of finance lease agreements. The net carrying amount of leased buildings was 60 million euro (2005: 60 million euro) and leased office equipment was 2 million euro (2005: 3 million euro).

20. Financial and other assets

Non-current financial and other assets

€ million	2006	2005
Available-for-sale investments	262	246
Long-term trade receivables	18	19
Cash deposits	4	4
Derivative financial instruments (Note 21)	29	10
Reimbursement rights for defined benefit plans in Germany	21	20
Other financial assets	112	38
Non-current income tax receivable	23	-
Total financial and other assets	**469**	**337**

The non-current financial and other assets include 23 million euro non-current income tax receivable and 14 million euro other financial assets related to the Schwarz Pharma acquisition.

Current financial and other assets

€ million	2006	2005
Clinical trial material	42	32
Derivative financial instruments (Note 21)	16	19
Total financial and other assets	**58**	**51**

The available-for-sale financial assets include the following:

million EUR	2006	2005
Shares of Cytec Industries Inc.	248	232
Debt securities listed on an active market	14	14
Total available-for-sale financial assets	**262**	**246**

The movement of the carrying values of these available-for-sale financial assets are as follows:

	2006		2005	
€ million	Shares of Cytec Industries Inc.	Debt securities	Shares of Cytec Industries Inc.	Debt securities
At 1 January	232	14	-	14
Acquisition	-	4	220	4
Disposal	-	(3)	-	(3)
Revaluation through equity	16	(1)	12	-
Gain or loss removed from equity and reported in financial income or expense	-	-	-	(1)
At 31 December	**248**	**14**	**232**	**14**

As part of the consideration for the sale of Surface Specialties business in February 2005, the Group has received 5 772 857 shares of Cytec Industries Inc. The agreement between UCB and Cytec Industries Inc. stipulated that UCB cannot divest the shares before March 2007.

The shares are classified as available-for-sale and revalued to fair value through equity, except for 962 143 shares that are subject to a forward sale contract maturing in the beginning of March 2007. The fair value adjustment of the latter part of the shares is therefore recognised in the income statement, offsetting the fair value adjustments of the forward sale contracts as from the date the forward sale contracts were entered into.

The value of the shares of Cytec Industries Inc. Dropped from 50.5 U.S. dollar initially to 47.6 U.S. dollar at 31 December 2005 offset by the movement in the U.S. dollar rate. At 31 December 2006, the value of these shares increased again from 47.6 U.S. dollar to 56.5 U.S. dollar, partially offset by the negative movement of the U.S. dollar compared to the euro.

The 2 million euro dividend paid by Cytec in 2006 has been recognised in financial income.

The Group has invested in a portfolio of fixed rate bonds, mainly issued by European governments as well as by some financial institutions. The bonds have been classified as available-for-sale and are revalued to fair value through equity until disposal. The fair value of these bonds varies in function of the level of market interest rates for instruments with similar maturities and credit risks.

There were no impairment charges on available-for-sale financial assets in 2006 or 2005.

21. Derivative financial instruments

Foreign Currency Derivatives

The Group's policy to use financial derivative contracts is described above in Note 4 "Financial Risk Management". Derivative financial instruments are carried at fair value.

The amounts recognised on the balance sheet are:

	Assets		Liabilities	
€ million	2006	2005	2006	2005
Forward exchange contracts	15	14	7	24
Currency swaps	1	15	1	12
Total foreign currency derivatives	16	29	8	36
Of which:				
Non-current	-	**10**	-	**9**
Current	**16**	**19**	**8**	**27**

The fair values by currency of the contracts are:

	Assets		Liabilities	
€ million	2006	2005	2006	2005
USD	15	1	-	26
GBP	-	17	7	-
EUR	-	1	-	9
JPY	-	10	-	-
Other currencies	1	-	1	1
Total foreign currency derivatives	**16**	**29**	**8**	**36**

The fair values recognised based on the maturity of the contracts are:

€ million	2006
1 year or less	8
1-5 years	-
Beyond 5 years	-
Total foreign currency derivatives – net asset/(net liability)	**8**

The following table shows the split of foreign currency financial derivatives by currency of denomination (currencies sold view).

Notional amounts in million EUR	GBP	USD	EUR	Other currencies	Total
Forward contracts	651	554	95	77	**1 377**
Currency swaps	42	-	-	2	**44**
Option / collar	-	38	-	-	**38**
Total	**693**	**592**	**95**	**79**	**1 459**

Interest Rate Derivatives

The fair values in function of the contracts are:

€ million	2006	2005
Derivative financial assets	29	-
Derivative financial liabilities	-	7

The Group uses interest rate swaps (IRSs) to manage its exposure to interest rate movement on its variable rate borrowings. Contracts with nominal values of 900 million euro have fixed interest payments at an average rate of 3.22% plus a margin of 25 basis points for periods up to 2012 and have floating interest receipts at Euribor 6 months. The re-pricing dates and amortisation characteristics are aligned with those of the floating rate syndicated loan recorded in the non-current interest-bearing loans and borrowings.

On 20 December 2006, UCB repaid as part of the new agreement with the consortium of banks financing the Schwarz Pharma acquisition, the total outstanding debt (i.e. its previous syndicated loan and private placements). The existing IRS continues to hedge the variable interest on the new syndicated loan.

The variations of the reference rate on the received floating legs of the swaps are off-set by the variations in the floating rate payments on the first 900 million euro of the syndicated loan.

Derivative financial instruments designated as cash flow hedges

€ million Gains and losses on hedging instruments recognised in equity	2006 Currency risk	 Interest rate risk	 Total	2005 Currency risk	 Interest rate risk	 Total
At 1 January	(9)	(8)	(17)	4	3	7
Recognised in equity	23	37	60	(13)	(10)	(23)
Removed from equity and included in the income statement	(1)	-	(1)	-	(1)	(1)
At 31 December	**13**	**29**	**42**	**(9)**	**(8)**	**(17)**

Some of the outstanding currency derivatives have been designated as hedging instruments, as they hedge the Group against the volatility of exchange rates or interest rates, which may affect its future cash flows. IAS 39 allows applying specific hedge accounting rules to such transactions when the relationship proves to be effective, both at inception of the hedge and afterwards.

For cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and released when the underlying transactions are recognised and affect the income statement. The ineffective portion of the cash flow hedges recognised in the income statement amounts to 1 million euro (2005: 0.9 million euro.)

The interest rate swaps are effective hedging instruments for the exposure to fluctuations in the reference interest rate of the first 900 million euro of the syndicated loan, and have been re-valued through equity.

The Group has entered into foreign currency forward contracts to hedge the exposure to variations of the U.S. dollar on its investment in Cytec Industries Inc. For a total notional amount of 210 million U.S. dollar, or 77% of the investment at 31 December 2006. These contracts are designated as cash flow hedges, and mature in 2007.

The Group also entered into foreign currency forward contracts to hedge a portion of highly probable future sales and royalty income, expected to occur in 2007.

Derivative financial instruments designated as fair value hedges

962 143 out of 5 772 857 Cytec shares have been sold forward by means of the entering into forward sale contracts with a maturity date in March 2007. This portion of the Cytec shares (Note 20) has therefore been designated as hedged item in a fair value hedge relationship.

As per 31 December 2006, these forward sale contracts had a negative fair value of EUR 1.1 million.

Foreign currency hedge for Net Investment in a foreign entity

The net investment in U.S. Operations has been determined as the net assets of the Group's U.S. Operations, including Schwarz Pharma's U.S. Operations, after allocation of goodwill, and including the intercompany loans to the U.S. Subsidiaries of the Group for which settlement is neither planned not likely to occur. In 2006, the Company entered into a loan agreement which is partly designated as a hedge of the net investment in U.S. Operations as from its inception (end December 2006).

The unrealised foreign exchange gain or loss is reported in a separate component of equity. These unrealised exchange rate differences are deferred in equity up to the date of termination of the U.S. dollar loan and will only be released when UCB no longer has the underlying U.S. dollar asset.

The notional amount of the designated part of the syndicated loan amounts to 659 million U.S. dollar, which approximates its fair value since the loan agreement was only entered into late December 2006.

22. Inventories

The carrying values of the different components of the inventory are as follows:

€ million	2006	2005
Raw materials and consumables	84	105
Work in progress	33	18
Finished goods	272	132
Goods purchased for resale	43	6
Inventories	**432**	**261**

Net inventories increased by 171 million euro, primarily due to the acquisition of Schwarz Pharma (193 million euro). The increase is partially offset due to the disposal of Bioproducts (25 million euro). Consequently, following the purchase price allocation, the revalued inventory of Schwarz Pharma is recognised at net realisable value.
The write-downs on inventories amount to 14 million euro in 2006 (2005: 9 million euro). As part of the annual review process, the book value of the CDP 435 inventories was written off and presented under impairment of non-financial assets further to the lack of prospects of the molecule. There are no inventories pledged for security, neither is there any inventory stated at net realisable value. The cost of inventories recognised as an expense in 2006 amounts to 364 million euro (2005: 382 million euro), included in cost of sales.

23. Trade and other receivables

The carrying values of the different components of the trade and other receivables are as follows:

€ million	2006	2005
Trade receivables	633	419
Recoverable VAT	29	25
Interest receivables	14	11
Prepaid expenses	37	39
Accrued income	10	13
Other receivables	40	11
Royalties	37	36
Trade and other receivables	**800**	**554**

The carrying amount of trade and other receivables approximates their fair values.

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of internationally dispersed customers.

The trade and other receivables include 228 million euro related to the Schwarz Pharma acquisition.

24. Cash and cash equivalents

The cash and cash equivalents can be detailed as follows:

€ million	2006	2005
Short-term bank deposits	845	325
Cash at bank and on hand	129	99
Cash and cash equivalents	**974**	**424**
Bank overdrafts (Note 27)	(40)	(29)
Cash and cash equivalents, less bank overdrafts	**934**	**395**

Cash and cash equivalents increased by 550 million euro, of which 277 million euro due to the acquisition of Schwarz and the 238 million euro due to the sale of Bioproducts®, Gastrocrom®, Corifeo® and Delsym™.

25. Capital and Reserves

Share capital and share premium

The issued capital of the Company amounts to 545 million euro at 31 December 2006, represented by 181 512 768 shares. The Company's shares are without par value. At 31 December 2006, 57 419 698 shares were registered and 124 093 070 were bearer shares. The holders of UCB shares are entitled to receive dividends as declared and to one vote per share at Shareholders' meeting of the Company. There is no authorised, unissued capital.

At 31 December 2006, the share premium reserves amounts to 1 603 million euro, of which 5 million euro has been incorporated in issued capital in the beginning of January 2007. Following the business combination with Schwarz Pharma, UCB has issued 37 332 452 new UCB shares, which are entitled for dividends as from the date of issuance of the new shares (see Note 6). 35 565 268 new UCB shares have been issued upon the closing of the first offering period and 1 767 184 new UCB shares have been issued in the beginning of January 2007 upon the closing of the second offering period.

Treasury shares

UCB Fipar, an indirect affiliate of the Company, acquired during 2006, 950 000 shares through the purchase on the Euronext Stock Exchange. The total amount paid to acquire the shares amounted to 29 million euro (2005: 370 000 shares for a total amount of 10 million euro). The Group retained 3 186 360 shares in auto-control at 31 December 2006. These treasury shares have been acquired in order to honour the exercise of stock options granted to the Board of Directors and certain categories of employees. UCB Fipar has the right to re-sell these shares at a later date.

Other reserves

Other reserves contain the fair value reserve and the hedging reserve and the equity account linked to the difference of acquisition value for the Schwarz Pharma business combination between IFRS and Belgian GAAP.

The fair value reserve represents the cumulative net change in fair value of available-for-sale financial assets until the asset is sold, impaired or otherwise disposed of. During 2006 an amount of 16 million euro (2005: 12 million euro) has been recognised in equity for the change of the fair value of the available-for-sale investments (shares Cytec Industries Inc. and bonds).

The hedging reserve represents the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

During 2006 a positive amount of 59 million euro (2005: negative amount of 24 million euro) has been recognised in equity for the change of the fair value on derivative financial instruments on the expected U.S. dollar cash inflows once the Cytec Industries Inc. Shares are disposed of for an amount of 15 million euro), the interest rate swap hedging the floating rate debt for an amount of 37 million euro and 8 million euro on a change in a fair value for the cash flow hedges of the future sales. The related tax charge amounts to 20 million euro.

In accordance with IFRS, when issuing new shares in a business combination transaction, the value of the shares issued is the quoted stock price of the acquirer's shares on the date of exchange (Note 6). In Belgian GAAP however, the value of the shares issued is the conventional value as determined by the Board of Directors and mentioned in the report describing the capital increase at the parent company. Following this difference in accounting principle, the fair value of the shares issued for the Schwarz Pharma acquisition amounts to 1 941 million euro (IFRS), whereas the conventional value of these issued shares amounts to 1 710 million euro (Belgian GAAP). The difference of 231 million euro increases the goodwill on the acquisition on the one hand and a separate account of other reserves on the other hand.

Cumulative translation adjustments

The cumulative translation adjustments reserve represents the cumulative currency translation differences relating to the consolidation of Group companies that use functional currencies other than euro.

26. Share-based payments

€ million	2006	2005
Cost of sales	1	-
Marketing & Selling expenses	2	1
Research & Development expenses	1	-
General & Administrative expenses	2	1
Discontinuing operations	-	2
Total operating expense	**6**	**4**
Of which:		
• Stock option plans (equity-settled)	3	3
• Share award plan (equity-settled)	2	1
• Stock appreciation rights plan (cash-settled)	**1**	**-**

The Group operates several equity compensation plans, including a stock option plan, a share award plan and a stock appreciation rights plan to compensate employees for services rendered. The stock option plan and the stock award plan are equity-settled, whereas the stock appreciation rights plan is a cash settled plan.

Expenses for equity compensation plans

The expense recognised as at 31 December 2006 for both stock options and share award plans amounts to 6.2 million euro, and is included in the relevant functions in the income statement:

Stock option plans and share award plan

The Remuneration Committee granted options on UCB S.A. shares to the members of the Global Leadership Team of the UCB Group and to selected employees. The exercise price of the granted options in 2006 is equal to the lowest of the following two values: (i) the average of the closing price of the UCB shares on Euronext Brussels, during the 30 days preceding the offer or (ii) the closing price of the UCB shares on Euronext Brussels the day before the grant.

The options become exercisable after a vesting period of about three years. If the employee leaves the Group, his/her options lapse upon expiry of a period of six months, except if taxes have been prepaid. In case of death the options lapse upon expiry of a period of 12 months. The Group has no obligation to repurchase or settle the options in cash. There are no reload features, the options are not transferable (except in case of death).

The movements in the number of share options outstanding and their related weighted average exercise prices:

€	2006 Weighted average fair value	2006 Weighted average exercise price	2006 Number of share options	2005 Weighted average fair value	2005 Weighted average exercise price	2005 Number of share options
Outstanding at 1 January	6.84	35.80	1 497 245	7.04	33.95	814 260
+ New options granted	7.67	40.24	1 148 500	6.75	37.33	782 900
(-) Options forfeited	7.24	39.05	445 100	7.71	35.78	99 915
(-) Options exercised	20.15	19.94	428	-	-	-
(-) Options expired	-	-	-	-	-	-
Outstanding at 31 December	7.19	37.46	2 200 217	6.84	35.80	1 497 245
Number of options fully vested:						
At 1 January			345 100			40 000
At 31 December			438 200			345 100

The expense at 31 December 2006 of the 1 148 500 options granted in May 2006 at an average exercise price of 40.24 euro is included for seven months in the 31 December 2006 income statement.

The share options outstanding at 31 December 2006 have the following expiry dates and exercise prices:

Expiry date	Range of exercise prices in EUR	Number of share options
21 April 2013	19.94	3 315
31 May 2013	[26.58 – 27.94]	308 300
05 April 2014	31.28	10 302
01 September 2014	[40.10 – 40.20]	407 100
31 March 2015	[37.33 - 37.60]	574 400
31 March 2016	[40.14 - 40.57]	896 800
Total outstanding		**2 200 217**

The weighted average fair value of options granted in May 2006, determined using the Black-Scholes valuation model, was 7.67 euro.

The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last 360 days. The probability of early exercise is reflected in the expected life of the options. The expected forfeiture rate is based on actual turnover of employees for categories eligible for stock option compensation. The significant assumptions used in the measurement of options granted in May 2006 are:

Weighted average share price	EUR	40.76
Exercise price	EUR	40.24
Expected volatility	%	19.44
Expected option life	years	5.00
Expected dividend yield	%	2.22
Risk free interest rate	%	3.73
Expected annual forfeiture rate	%	7.00

Share award plan

	2006	2005
Outstanding at 1 January	75 100	-
+ New rights granted	135 975	76 600
(-) Rights forfeited	9 300	1 500
(-) Rights exercised	1 500	-
(-) Rights expired	-	-
Outstanding at 31 December	20 275	75 100
Number of Rights fully vested:		
At 1 January	-	-
At 31 December	2 300	-

The Company granted in 2006 share awards to the members of the Leadership Team of the Group, conditional to a vesting period of 3 years, except for the special recognition awards (2 300) that vest after 1 year following the grant date (1 December 2005). 135 975 rights were granted at a fair value of 41.86 euro per share. The cost is spread over the vesting period. The beneficiaries are not entitled to dividends during the vesting period.

Stock Appreciation Rights

Some employees of the North American subsidiaries of the Group receive Stock Appreciation Rights (SARs) as part of their compensation. The SARs, which are non tradable cash-settled awards, may be exercised after a vesting period of three years for a cash payment, based upon the amount that the market price of the UCB shares at the moment of exercise exceeds the strike price. All stock options granted to U.S. Optionees in 2005 and 2006 have been transformed into SARs, except for three employees.

The terms of the SARs outstanding at 31 December 2006 are as follows:

€	Fair value	Weighted average exercise price	Number of Stock Appreciation Rights
Outstanding at 1 January	-	-	-
+ New rights granted	15.81	39.42	347 100
(-) Rights forfeited	16.61	38.13	32 500
(-) Rights exercised	-	-	-
(-) Rights expired	-	-	-
Outstanding at 31 December	15.72	39.56	314 600
Number of Rights fully vested :			
At 1 January			-
At 31 December			-

The fair value at 31 December was calculated using the Black & Scholes model. The inputs to the model were the UCB share price at 31 December 2006, the exercise prices given in the above table and other inputs consistent with those used for the Stock Option and Share Award plans.

The Stock Appreciation Rights outstanding at 31 December 2006 have the following expiry dates and exercise prices:

The movement in the number of options and warrants not accounted for under IFRS 2 can be described as follows:

Expiry date	Exercise prices in EUR	Number of rights
31 March 2015	37.33	98 400
31 March 2016	40.57	216 200
Total Outstanding		314 600

Options granted before 7 November 2002

According to the transition provisions included in IFRS 2, the options granted before 7 November 2002 and not yet vested at 1 January 2005 are not amortised through income statement. The table below describes the movement in the number of such share options outstanding.

In 1999 and 2000 respectively, UCB issued 145 200 and 236 700 subscription rights (warrants) to subscribe for one ordinary share. Out of these rights, 215 400 may still be exercised. These warrants expire progressively between 2009 and 2013.

The movement in the number of options and warrants not accounted for under IFRS 2 can be described as follows:

	2006		2005	
€	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options
Outstanding at 1 January	39.72	995 252	39.61	1 170 208
(-) Options forfeited	38.58	18 100	39.84	82 152
(-) Options exercised	39.30	214 263	38.14	92 804
Outstanding at 31 December	39.87	762 889	39.72	995 252

27. Interest-bearing loans and borrowings

Non-current interest-bearing loans and borrowings

	2006	2005	2006	2005
€ million	Carrying amount		Fair value	
Unsubordinated loans	1	94	1	107
Bank loans	3 019	900	3 019	900
Finance lease	29	30	23	27
Non-current interest-bearing loans and borrowings	**3 049**	**1 024**	**3 043**	**1 034**

On 11 November 2006, UCB launched a combined cash and share offer to acquire all outstanding shares of common stock of Schwarz Pharma. The syndicated loan facilities agreement concluded by the Group and a consortium of international banks financed the cash element of the acquisition of Schwarz Pharma and associated transaction costs, and has also been used to refinance UCB's syndicated loan (outstanding balance at 31 December 2005, 900 million euro) and U.S. Private placements (outstanding balance at 31 December 2005, 110 million U.S. dollar or 94 million euro).

The syndicated loan facilities agreement amounts to 3 771 million euro, and has to be completely repaid by 31 December 2011 after having made a repayment of 100 million euro by the end of 2008, 200 million euro by the end of 2009 and 400 million euro by the end of 2010.

As at 31 December 2006, the total amount that has been drawn down on this syndicated loan facilities agreement amounts to 3 051 million euro and the transaction costs amounted to 32 million euro, which have been recognised as part of the syndicated facilities loan agreement. The syndicated loan facilities agreement has a Euribor floating interest rate plus a margin depending on the covenants of the agreement. On 31 December 2006, the floating weighted average interest rate was 5.64%/annum. The floating interest rate payments are subject to a designated cash flow hedge, fixing the interest rate for the Group at 5.38%.

Due to the Schwarz Pharma acquisition, UCB has repaid its existing debt with a carrying amount of 900 million euro related to the previous syndicated loan agreement as well as its private placements with a carrying amount of 90 million euro. Schwarz Pharma's long term debt for an amount of 6 million euro was acquired by UCB following the purchase method of accounting.

The fair values of the non-current interest-bearing loans and borrowings are calculated as the present values of the payments associated with the debts, based on the applicable yield curve and UCB's credit spread for the different currencies.

Current interest-bearing loans and borrowings

€ million	2006	2005
Bank overdrafts	40	29
Current portion of long-term bank loans	10	-
Debentures and other short term loans	12	-
Finance lease	3	2
Current interest-bearing loans and borrowings	**65**	**31**

UCB presented Schwarz Pharma's short term debts for an amount of 11 million euro in above-mentioned table.

For the current interest-bearing loans and borrowings the carrying amounts approximate their fair values as the effect of discounting is not considered to be significant.

Maturity of group indebtedness

€ million	2006	2005
1 year or less	10	-
1-2 years	139	-
2-5 years	2 881	394
More than 5 years	-	600
Total interest-bearing loans	3 030	994
Bank overdrafts	40	29
Debentures other than short term loans	12	-
Finance lease	32	32
Total interest-bearing loans and borrowings	**3 114**	**1 055**

Analysis of the total financial debt by currency

€ million	2006	2005
EUR	2 035	900
USD	995	94
Other	-	-
Total interest bearing loans by currency	3 030	994
Bank overdrafts	40	29
Debentures other than short term loans	12	-
Finance lease	32	32
Total interest-bearing loans and borrowings	**3 114**	**1 055**

Finance lease obligations – Minimum lease payments

€ million	2006	2005
Amounts payable under finance leases:		
1 year or less	3	2
2-5 years	13	10
More than 5 years	16	20
Present value of lease obligations	**32**	**32**
Less: amount due for settlement within 12 months	3	2
Amount due for settlement after 12 months	**29**	**30**

28. Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

€ million	2006	2005
Intangible assets	(688)	(114)
Property, plant and equipment	(17)	(9)
Inventories	19	29
Trade and other receivables	6	14
Employee benefits	21	18
Provisions	25	24
Other short-term liabilities	(90)	(59)
Unused tax losses	34	23
Unused tax credits	6	8
Write-down of previously recognised deferred income tax assets	(51)	(49)
Total	**(735)**	**(115)**

Following the acquisition of Schwarz Pharma, the deferred tax asset with a carrying amount of 97 million euro has been completely reversed and a deferred tax asset on the fair value adjustments of the liabilities of 13 million euro has been recognised and the deferred tax liabilities increased from a carrying amount of nil to 691 million euro as a consequence of the purchase method of accounting (deferred tax impact on the fair value adjustments).

Unused tax losses

€ million	2006	2005
1 year or less	1	-
1-2 years	3	-
2-3 years	1	2
3-4 years	2	7
More than 4 years	18	18
Without expiration	91	45
Unused tax losses	**116**	**72**

Temporary differences for which no deferred tax liability is recognised

No deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries. The unrecognised deferred tax liabilities amount to approximately 12 million euro.

Temporary differences for which no deferred tax asset is recognised

Deferred tax assets are recognised on tax losses carried-forward that represent income likely to be realised in the foreseeable future. Deferred tax assets amounting to 763 million euro (2005: 729 million euro) have not been recognised in view of the uncertain character of the recovery.

29. Employee benefits

Most employees are covered by retirement benefit plans sponsored by Group companies. The nature of such plans varies according to legal regulations, fiscal requirements and economic conditions of the countries in which the employees are employed. The Group operates both defined contribution plans and defined benefit plans.

Defined contribution plans

The assets of the schemes are held separately from those of the Group in funds under the control of trustees. When employees leave the schemes prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions.

Defined benefit plans

The Group operates several defined benefit plans. The benefits granted include mainly pension indemnities, jubilee premiums and termination indemnities. The benefits are granted according to local market practice and regulations.

These plans can be either unfunded or funded via outside pension funds or insurance companies. For (partially) funded plans, the assets of the plans are held separately from those of the Group in funds under the control of trustees.

Where a plan is unfunded, notably for the major defined benefit plans in Germany, a liability for the obligation is recorded in the Group's balance sheet.

For funded plans, the Group is liable for the deficits between the fair value of the plan assets and the present value of the benefit obligations. Accordingly, a liability (or an asset when the plan is over-funded) is recorded in the Group balance sheet. Independent actuaries assess all main plans annually.

Actuarial differences are amortised over the expected average remaining service life of the beneficiaries, to the extent the total of actuarial differences accumulate to the higher of 10% of the present value of the retirement benefit obligation, and 10% of the fair value of the external plan assets at balance sheet closing date.

The assets held in the funds do not contain any direct investment in UCB Group shares, nor any property occupied by, or other assets used by the Group, though this does not exclude UCB shares being included in mutual investment fund type investments.

The level of contributions is determined by local actuarial valuations. When employees leave the plans prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions.

The amounts recognised in the balance sheet are determined as follows:

€ million	2006	2005
Present value of funded obligations	535	494
Fair value of plan assets	(470)	(438)
Deficit (surplus) for funded plans	65	56
Present value of unfunded obligations	67	46
Unrecognised actuarial gains / (losses)	(8)	(9)
Adjustment for asset ceiling	7	2
Net liability/(asset) recognised in balance sheet	**131**	**95**
Of which:		
Recognised in the non-current liabilities	145	112
Recognised in the non-current assets	(14)	(17)

UCB's total non-current employee benefit liabilities amount to 146 million euro of which 1 million euro is related to the Group's liability for stock appreciation rights (Note 26). An amount of 47 million euro is related to the net liability for the Schwarz Pharma defined benefit plans. This 47 million euro is the result of assumed pension liabilities of 55 million euro, acquired plan assets of 3 million euro and mainly unrecognised actuarial losses for the reminder.

The movement in defined benefit obligation over the year is as follows:

€ million	2006	2005
At 1 January	**540**	**651**
Current service cost	19	21
Interest cost	25	28
Contribution by plan participants	2	4
Amendments	2	10
Actuarial gains and losses	1	38
Exchange difference	-	19
Benefits paid	(32)	(23)
Premiums, taxes, expenses paid	(2)	(2)
Net transfers following the sale of Surface Specialties	-	(67)
Liabilities acquired in a business combination	55	-
Curtailments and settlements	(8)	(139)
At 31 December	**602**	**540**

The movement in the fair value of plan assets of the year is as follows:

€ million	2006	2005
At 1 January	**438**	**484**
Expected return on plan assets	27	28
Actuarial gains/(losses) on plan assets	8	38
Exchange difference	-	16
Employer contribution	30	27
Employee contribution	2	4
Benefits paid	(32)	(23)
Premiums, taxes, expenses paid	(2)	(2)
Plan settlements	(4)	(109)
Acquisitions/divestiture	3	(25)
At 31 December	**470**	**438**

The fair value of plan assets amounts to 470 million euro, representing 78% of the benefits accrued to members for both funded and unfunded plans.

The shortfall of 132 million euro is to be cleared over the estimated remaining average service period of the current membership.

The amounts recognised in the consolidated income statement are as follows:

€ million	2006	2005
Current service cost	19	21
Interest cost	25	28
Expected return on plan assets	(27)	(28)
Actuarial (gain)/loss recognised	(1)	2
Past service cost recognised	2	9
Adjustment for limit on net asset	4	1
Curtailment (gain)/loss recognised	(4)	(29)
Settlement (gain)/loss recognised		1
Total expense recognised in income statement	**18**	**5**

The principal actuarial assumptions used were:

	2006	2005
Discount rate	4.90%	4.75%
Rate of compensation increase	3.93%	3.93%
Inflation rate	2.57%	2.52%
Expected long-term rate of return on plan assets	6.21%	6.45%

30. Provisions

The movements in the recognised liabilities are as follows:

€ million	Environment	Restructuring	Other	Total
At 1 January 2006	**71**	**38**	**64**	**173**
Created – new and additional	1	10	40	51
Used during year	(3)	(31)	(9)	(43)
Unused amounts reversed	(5)	2	(25)	(28)
Unwinding of discount	2	-	-	2
Currency translation adjustments	-	(1)	-	(1)
Sale of businesses	-	-	6	6
Additions through business combinations	-	-	34	34
At 31 December 2006	**66**	**18**	**110**	**194**
Non-current portion	64	5	55	124
Current portion	2	13	55	70
Total provisions	**66**	**18**	**110**	**194**

Environmental provisions

Due to the divestiture of Surface Specialties, UCB has retained certain liabilities with respect to the environment. The latter is the case of the divested sites on which UCB has retained full responsibility in accordance with the contractual terms agreed upon with Cytec Industries Inc. Furthermore, new provisions have been accounted for following the review of existing environmental issues. The provisions have been discounted at a rate of 4.2%.

During the year, an amount of 3 million euro has been used, mainly for a final settlement with Proviron on environmental matters.

Restructuring provisions

Following the new focus on biopharmaceutical drug Research & Development, a vast restructuring programme has been entered into 2005. This has lead to the announcement of the reorientation of the sales forces and the integration of the different administrative departments and staffing. The Group did not enter into material restructuring programmes in 2006.

Other provisions

Other provisions relate mainly to tax risks, product liability and litigation. Provisions for tax risks are recorded if UCB considers that the tax authorities might challenge a tax position taken by the Group or a subsidiary. Provisions for litigation comprise mainly provisions for litigations where UCB or a subsidiary is or might be a defendant against claims of previous employees. Product liability provisions relate to the risks related to the normal course of business and for which the Group might be liable by selling these kinds of drugs.

An assessment is performed with respect to the above-mentioned risks together with the Group's legal advisers and experts in the different domains.

31. Trade and other payables

Non-current trade and other liabilities

€ million	2006	2005
Derivative financial instruments	-	16
GSK / Sumitomo	29	37
Other payables	6	-
Total non-current trade and other liabilities	**35**	**53**

Current trade and other liabilities

€ million	2006	2005
Derivative financial instruments	9	27
Trade payables	457	234
Taxes payable, other than income tax	62	23
Payroll and social security liabilities	149	68
Other payables	189	30
Deferred income	19	8
Royalties payable	14	11
Rebates/discount payable	138	57
Accrued interest	20	27
Other accrued expenses	85	80
Total current trade and other liabilities	**1 142**	**565**

The current trade and other liabilities include 358 million euro related to the Schwarz Pharma acquisition.

32. Earnings per share

Basic earnings per share

€	2006	2005
From continuing operations	2.54	1.88
From discontinued operations	-	3.38
Basic earnings per share	**2.54**	**5.26**

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted earnings per share

€	2006	2005
From continuing operations	2.48	1.85
From discontinued operations	-	3.32
Diluted earning per share	**2.48**	**5.17**

Diluted earnings per share are calculated adjusting the weighted average number of ordinary shares outstanding to assume exercise of all-in-the-money share options not covered by treasury shares, and re-issue of all treasury shares.

The numerators used are the same as those detailed above for both earnings per share from continuing and discontinued operations.

For the shares options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares).

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following data:

Earnings

€ million	2006	2005
Profit from continuing operations	367	270
Profit from discontinued operations	-	485
Profit attributable to equity holders	**367**	**755**

Number of shares

In thousand shares	2006	2005
Weighted average number of ordinary shares for the purpose of basic earnings per share	144 380	143 512
Dilution effect if all in-the-money options are exercised	238	190
Dilution effect of treasury shares	3 125	2 421
Weighted average number of ordinary shares for the purpose of diluted earnings per share	147 743	146 123

On 10 June 2003, the Group has issued a loan note with warrants, which could result, if exercised, in the creation of 30 million additional shares. The exercise of those warrants is restricted by specific conditions, which are not met at 31 December 2006. Therefore, those contingently issuable shares have not been taken into account for the calculation of the diluted earnings per share.

33. Commitments and contingencies

Operating lease commitments

The non-cancellable operating lease rentals have the following expiration:

€ million	2006	2005
Less than one year	43	30
Between one and five years	91	72
More than five years	4	11
Total non-cancellable operating lease rentals	**138**	**113**

The Group has a number of non-cancellable operating leases primarily related to company cars and office equipment.
The leases are for an initial period of 3 to 5 years. Lease payments are increased annually to reflect market rentals. None of the leases include contingent rentals. In 2006, 53 million euro (2005: 48 million euro) was recognised as an expense in the income statement in respect of operating leases.

Purchase obligations

The purchase obligations primarily relate to contractual obligations to investments in property, plant and equipment (2006: 13 million euro; 2005: 12 million euro).

Financial guarantees

With respect to the syndicated loan facilities agreement, UCB and certain of its affiliates have subscribed certain financial guarantees towards the consortium of banks, of which the most important are the first ranking pledge over the shares of Schwarz Pharma AG, UCB Holdings Inc, Fin UCB SA, UCB Farchim SA, UCB Lux SA and Celltech Ltd.

Other guarantees

The Company has provided guarantees to:

- XL Insurance company Ltd. In respect of reinsurance liabilities (6 million U.S. dollar)
- Ovam in respect of environmental liabilities (13 million euro)
- Sandoz in respect of manufacturing capacity arrangements (8 million euro).

Contingent assets

On 26 April 2005 UCB and Lonza AG announced to have entered into a strategic biomanufacturing alliance. UCB and Lonza have signed a long-term supply agreement, under which Lonza will manufacture PEGylated antibody fragment-based bulk actives for UCB. Lonza is currently building a commercial scale biopharmaceutical manufacturing facility that is co-financed by UCB. Based on the terms and conditions of the agreement related to the manufacturing facility, the agreement will be accounted for as an operating lease in the consolidated financial statements of UCB once the facility is available for use. Nevertheless, the agreement stipulates that 50% of the joint assets are owned by UCB, which means that:

- the facility excluding the land on which it is built,
- the technology used by Lonza,
- all the capital items acquired, created or developed by Lonza during the term of the agreement, and
- all other assets that are acquired, created or developed by or on behalf of Lonza and where it has been wholly or partially funded by UCB, will belong to UCB at 50%, not taking into account any improvements made by Lonza.

34. Related party transactions

Intra-Group sales and services

During the financial years ended 31 December 2006 and 2005, all intra-UCB Group transactions were carried out based on assessments of mutual economic benefit to the parties involved, and the applicable conditions were established in accordance with criteria of at arm's length negotiations and fair dealing, and with a view to creating value for the entire UCB Group. Conditions governing intra-UCB Group transactions were similar to conditions governing third-party transactions.

With regard to the sale of intermediary and finished products, these criteria were accompanied by the principle of increasing each party's respective production cost by an at arm's length profit margin. With regard to intra-UCB Group services rendered, these criteria are accompanied by the principle of charging fees sufficient to cover each party's respective incurred costs and an at arm's length mark-up. Intra-group transactions carried out within the UCB Group constitute standard transactions for a biopharmaceutical group. These transactions include the purchase and sale of intermediary and finished medical products, deposits and loans for UCB Group's affiliates as well as centralised functions and activities carried out by the UCB Group in order to optimise operations through economies of scale and scope.

Financial transactions with related parties other than UCB SA's affiliates

The UCB Group has granted a loan for an amount of approximately EUR 32.9 million to its reference shareholder, Financière de Tubize on 30 May 1997, which matured on 31 July 2006 and has been fully repaid. The annual repayment of the principal amount and interest due was related to the dividends received by Financière de Tubize from UCB SA. The annual interest on this loan was 4%. Financière de Tubize is UCB SA's main shareholder, and is listed on Eurolist by Euronext Brussels. Financière de Tubize is majority owned by members of the Janssen Family.

Prior to the financial year ended 31 December 2005 Tubize has granted a roll-over loan facility to UCB SA of approximately EUR 5 million at an interest rate based on the interbank market rates without mark-up. The total principal amount outstanding has been redeemed on 26 July 2006.

Defensive Warrants

On 9 June 2003, the General Meeting of Shareholders resolved to issue a stock loan represented by 30,000 loan stock units with a nominal value of EUR 20 each, each having 1,000 defensive warrants attached to it (the "Defensive Warrants"). Each Defensive Warrant confers the right to its holder to subscribe to one share newly issued by UCB SA. The loan was subscribed for by Financière de Tubize. The holders of the Defensive Warrants have entered into an agreement with UCB SA to comply with the terms and conditions relating to the issue and exercise of the Defensive Warrants.

At the mentioned General Meeting of Shareholders it was also resolved to create an ad hoc committee to decide, in pre-defined circumstances, about the implementation of this defensive measure and the transfer of the Defensive Warrants. The Defensive Warrants may only be exercised in specific circumstances, the existence of which must be assessed by the ad hoc committee:

- launch of a takeover bid by a third party considered to be hostile by the Board of Directors;
- modification of control over the UCB Group due to transactions relating to UCB Shares by one or more third parties, carried out either on or off the stock market, whether or not in a concerted fashion;
- the threat of a takeover bid or an operation involving modification of control over the UCB Group.

The Defensive Warrants and the agreement between the holders of the Defensive Warrants and UCB SA expire on 9 June 2008. UCB Shares resulting from the exercise of these warrants will be issued with reference to the market price over a period prior to the issue.

Key management compensation

Key management compensation disclosed in the table below comprises amounts recognised in the income statement for members of the Board of Directors and the Executive Committee, for the portion of the year where they exercised their mandate.

Short-term employee benefits include salaries (including social security contributions), bonuses earned during the year, car leasing and other allowances where applicable. Share-based compensation includes the amortisation over the vesting period of the fair value of equity instruments granted, and comprises stock options and share awards as further explained in note 26.

There have been no loans granted by the Company or a subsidiary of the Group to any Director or Officer of the Group, nor any guarantees given with respect hereto.

€ million	2006	2005
Salaries and other short-term employee benefits	7	4
Termination benefits	-	-
Post-employment benefits	3	1
Total expense	**10**	**5**

35. Events after the balance sheet date

Sale of Over-The-Counter business to Pierre Fabre

On 8 January 2007, UCB and Pierre Fabre jointly announced that Pierre Fabre, a pharmaceutical leader in the European Over-The-Counter (OTC) market, has acquired the OTC business of UCB in France, Belgium, the Netherlands, Luxemburg, Switzerland and Greece. The acquisition involves certain mature products representing sales of approximately 18 million euro. The transaction includes the sale of UCB OTC assets in France, Benelux, Switzerland and Greece. UCB will continue to manufacture and supply some of the transferred products during a transitional period.

Agreement with ImClone for rights pertaining to VEGFR-2 for CDP791

On 6 February 2007, UCB announced that it had agreed with ImClone Systems Inc. To terminate their CDP791 development agreement. UCB will enjoy freedom to operate rights globally to ImClone's intellectual property pertaining to vascular endothelial growth factor receptor-2 (VEGFR-2) for CDP791. In return, ImClone will receive a royalty on future sales of CDP791, when UCB will commercialise this antibody.

Increased shareholding of Financière de Tubize in UCB

On 9 February 2007, Financière de Tubize SA, UCB's reference shareholder announced that Financière de Tubize and a group of long term investors had acquired 13.9 million UCB shares (or 7.58% of UCB's issued share capital) from the Schwarz family. This transaction concerned the block of shares held by the Schwarz Vermögensverwaltung GMbH & Co KG which was freely transferable. Financière de Tubize acquired 4 million UCB shares, the remainder being acquired by a group of long-term investors with whom Financière de Tubize entered into various shareholders' agreements including, amongst others, a three year lock-up and pre-emption rights for the benefit of Financière de Tubize. As a result of this transaction, Financière de Tubize increased its total shareholding in UCB from 34.03% to 36.21%. The stake sold by the Schwarz family holding had been acquired in the context of the friendly take-over of Schwarz Pharma AG by UCB. The Schwarz family holding remains a long term shareholder of UCB and retains a further 5.4% shareholding in the Group. As per the existing shareholders' agreement between the Schwarz family holding and Financière de Tubize, Schwarz Vermögensverwaltung GmbH & Co KG has a lock-up until 1 June 2010 on half of this stake and until 1 June 2011 on the other half.

36. UCB Companies

List of UCB companies, accounted for by the full consolidation method

Name and office	% of shareholding (economic interest)
Australia	
UCB Australia Pty Ltd. - Level 1, 1155 Malvern Road – 3144 Malvern, Victoria	100
Austria	
UCB Pharma G.m.b.H – Jacquingasse 16-18, OG – 1030 Wien	100
Belgium	
UCB S.A. – Allée de la Recherche 60 – 1070 Brussels	100
UCB Fipar S.A. - Allée de la Recherche 60 – 1070 Brussels	100
UCB-Actias S.A. - Allée de la Recherche 60 – 1070 Brussels	100
Fin UCB S.A. - Allée de la Recherche 60 – 1070 Brussels	100
GIC S.A. - Allée de la Recherche 60 – 1070 Brussels	100
M.I.O. Zwijnaarde N.V. – Allée de la Recherche 60 – 1070 Brussels	100
UCB Pharma S.A. – Allée de la Recherche 60 – 1070 Brussels	100
Sifar S.A. - Allée de la Recherche 60 – 1070 Brussels	100
Canada	
UCB Pharma Canada Inc. - 4145 North Service Road 200 - ON L7L 6A3 Burlington	100
China	
UCB Trading (Shanghai) Co Ltd. - 317, N°439 Fu Te Xi Yi Road, Waigaoqiao, Free Trade Zone, Shanghai	100
Czech Republic	
UCB s.r.o. – Thámova 13 - 186 00 Praha 8	100
Denmark	
UCB Nordic A/S – Arne Jacobsen Alle 15 – 2300 Copenhagen	100

Finland	
UCB Pharma OY Finland – Malminkaari 5 – 00700 Helsinki	100
France	
UCB France S.A. – 21 Rue de Neuilly – 92003 Nanterre	100
UCB Pharma S.A. - 21 Rue de Neuilly – 92003 Nanterre	100
UCB Healthcare S.N.C. – 3/5 Rue Diderot – 92003 Nanterre	100
Vedim Pharma S.N.C. - 5/7 Rue Diderot – 92003 Nanterre	100
Germany	
Schwarz Pharma AG - Alfred Nobel Strasse, 10 - 40789 Monheim am Rhein	86.80
UCB SP Gmbh - Alfred Nobel Strasse, 10 - 40789 Monheim am Rhein	100
Vedim Pharma GmbH – Hüttenstrasse 205 PF 1340 - 50170 Kerpen-Sindorf	100
UCB Healthcare GmbH - Hüttenstrasse 205 PF 1340 - 50170 Kerpen-Sindorf	100
Rodleben Pharma GmbH – Postfach 205 - 06855 Rosslau	100
UCB GmbH - Hüttenstrasse 205 – 50170 Kerpen-Sindorf	100
Celltech Pharma GmbH & Co Kg – Hüttenstrasse 205 - 50170 Kerpen-Sindorf	100
Celltech Pharma Beteiligungs GmbH - Hüttenstrasse 205 - 50170 Kerpen-Sindorf	100
Greece	
Ilika Epikalipseon Hellas EPE (in liquidation) 39-42 Grigoriou Lambraki and Ulof Palme Str 2 – 14123 Likovrissi Attika	100
UCB AE – 580 Vouliagmenis Avenue – 16452 Argyroupolis - Athens	100
Hong Kong	
UCB Pharma Ltd. - 18/F Tai Tung Building, 8 Fleming Road, Wanchai	100
Hungary	
UCB Hungary Ltd. – Obuda Gate Building Arpád Fejedelem ùtja 26-28, 1023 Budapest	100
India	
UCB India Private Ltd. – 504 Peninsula Towers, Peninsula Corporate Park, Ganpatrao Kadam Marg, Lower Parel – 400013 Mumbai	100
Uni-Mediflex Private Ltd. – G-6 Venus Apartments RG Thandani Marg Worli – 400018 Mumbai	100
Ireland	
UCB (Pharma) Ireland Ltd. – United Drug House Magna Drive, Magna Business Park, City West Road – Dublin 24	100
Celltech Pharma Ireland – United Drug House Magna Drive, Magna Business Park, City West Road – Dublin 24	100
Celltech Reinsurance (Ireland) Ltd. - 4th fl St. James House 25-29 Adelaide Road - Dublin 2	100
Celltech Insurance (Ireland) Ltd. - 4th fl St. James House 25-29 Adelaide Road - Dublin 2	100
Italy	
UCB Pharma SpA – Via Praglia 15 – 10044 Pianezzo (To)	100
Japan	
UCB Japan Co Ltd. – Ochanomizu Kyoun Bldg 2-2, Kanda-Surugadai – 101-0062 Chiyoda-Ku, Tokyo	100
Korea	
Korea UCB Co Ltd. – 1674-1, Seocho-dong, Seocho-gu, 137-881 Seoul	100
Luxemburg	
Société Financière UCB S.A. – Rue Eugène Ruppert, 12 – 2453 Luxemburg	100
UCB Lux S.A. – Rue Eugène Ruppert, 12 – 2453 Luxemburg	100
UCB S.C.A - 30 Boulevard Joseph II - 1840 Luxemburg	100
Malaysia	
UCB Pharma Asia Pacific Sdn. Bhd. – c/o Symphony Corporate House Sdn. Bhd. - 10th floor, Wisma Havela Thakardas, No. 1 Jalan Tiong Nam, Off Jalan Raja Laut - 50350 Kuala Lumpur	100
Mexico	
UCB de Mexico S.A. de C.V. – Homero#440, 7fl Col. Chapultepec Morales – 11570 Mexico D.F.	100
Vedim S.A. de C.V. - Homero#440, 7fl Col. Chapultepec Morales – 11570 Mexico D.F.	100

Netherlands	
UCB Finance N.V. – Lage Mosten 33 – 4822 NK Breda	100
Pabelfima B.V. (in liquidation) - Lage Mosten 33 – 4822 NK Breda	100
UCB Pharma B.V. - Lage Mosten 33 – 4822 NK Breda	100
Medeva Holdings B.V. - Lage Mosten 33 – 4822 NK Breda	100
Medeva B.V. - Lage Mosten 33 – 4822 NK Breda	100
Norway	
UCB Pharma AS – Brynsveien 96 – 1352 Kolsas, Baerum	100
Philippines	
UCB Philippines Inc. – 9th fl Salcedo Towers 169 HV dela Costa St. Salcedo Village – 1227 Makati City	100
Poland	
Vedim Sp.z.o.o. – Ul. Kruczkowskiego, 8 - 00-380 Warszawa	100
UCB Pharma Sp.z.o.o. – Ul. Kruczkowskiego, 8 - 00-380 Warszawa	100
Portugal	
UCB Pharma (Produtos Farmaceuticos) Lda Ed. D. Maria I, Q 60, piso 1 A, Quinta da Fonte Porte Salvo, Paço de Arcos 2770-229	100
Vedim Pharma (Prod. Quimicos e Farma) Lda Ed. D. Maria I, Q 60, piso 1 A, Quinta da Fonte Porte Salvo, Paço de Arcos 2770-229	100
Singapore	
UCB Singapore Private Ltd. – 3 Church Street #08-01, Samsung Hub - 49483 Singapore	100
South Africa	
UCB (S.A.) (Proprietary) Ltd. – 3rd fl. Park Terrace 33, Princess of Wales Terrace – 2193 Parktown, Johannesburg	100
Spain	
Vedim Pharma S.A. – Avenida de Barcelona 239 – 08750 Molins de Rei, Barcelona	100
UCB Pharma S.A. – Avenida de Barcelona 239 – 08750 Molins de Rei, Barcelona	100
Sifar S.L. – Calle Santiago Ramon y Cajal 6 – Molins de Rei, Barcelona	100
Sweden	
UCB Pharma AB (Sweden) – Stureplan 4C 4van - 11435 Stockholm	100
Switzerland	
UCB Farchim S.A. – ZI de Planchy, Chemin de Croix Blanche 10 – 1630 Bulle	100
UCB Investissements S.A. – ZI de Planchy, Chemin de Croix Blanche 10 – 1630 Bulle	100
Doutors Réassurance S.A. – ZI de Planchy, Chemin de Croix Blanche 10 – 1630 Bulle	100
Cogefina S.A. – ZI de Planchy, Chemin de Croix Blanche 10 – 1630 Bulle	100
UCB-Pharma A.G. – ZI de Planchy, Chemin de Croix Blanche 10 – 1630 Bulle	100
Medeva Pharma Suisse S.A. – Chemin de Croix Blanche 10 – 1630 Bulle	100
Taiwan	
UCB (Taiwan) Ltd. – 12F, n° 35, Lane 11, Kwang Fu North Road - Taipei	100
Thailand	
Fipar (Thailand) Ltd. – 16th Floor, Q. House Sathorn, 11, South Sathorn Road Kwaeng Tung Mahamaek, Khet Sathorn, Bangkok Metropolis	100
UCB Pharma (Thailand) Ltd. – 27th fl, Panjathanee Tower 127/32 Nonsee Road Chongnonsee Yannawa 10120 Bangkok	99.98
Turkey	
UCB Pharma AS – Rüzgarlibahçe, Cumhuriyet Caddesi Gerçekler Sitesi, B-Blok Kat:6, Kavacik, Beykoz - 34805 Istanbul	100

U.K.	
Fipar, subs. Of Medeva Ltd. – 208 Bath Road – SL1 3WE Slough, Berkshire	100
UCB Fipar Ltd., subs. Of UCB Inc. – 208 Bath Road – SL1 3WE Slough, Berkshire	100
Fipar UK Ltd., subs of UCB Fipar Ltd. – 208 Bath Road – SL1 3WE Slough, Berkshire	100
UCB (Investments) Ltd. – 208 Bath Road – SL1 3WE Slough, Berkshire	100
UCB T&R Graham Ltd. – c/o Baker Thilly Breckenridge House 274 Sauchiehall Street – G2 3EH Glasgow	100
UCB Services Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Viking Trading Co Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Vedim Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
UCB Watford Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Celltech Group Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Celltech R&D Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Celltech Japan Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Celltech Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Chiroscience Group Ltd. – 208 Bath Road – SL1 3WE Slough, Berkshire	100
Chiroscience R&D Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Darwin Discovery Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Medeva Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
UCB Pharma Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Evans Healthcare Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Medeva International Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Celltech Pharma Europe Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
International Medication Systems (UK) Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Oxford GlycoSciences – 208 Bath Road – SL1 3WE Slough, Berkshire	100
Oxford GlycoSciences (UK) Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Oxford GlycoTherapeutics Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Confirmant Ltd. – 208 Bath Road – SL1 3WE Slough, Berkshire	100
UCB Ireland – 208 Bath Road – SL1 3WE Slough, Berkshire	100
U.S.A.	
Cistron Biotechnology Inc. - Corporation Trust Center, 1209 Orange Street 19801 Wilmington, Delaware	100
UCB Holdings Inc. – Corporation Trust Center, 1209 Orange Street 19801 Wilmington, Delaware	100
Fipar US Inc., subs. Of Fipar UK Ltd. – Corporation Trust Center, 1209 Orange Street 19801 Wilmington, Delaware	100
UCB Inc. - Corporation Trust Center, 1209 Orange Street 19801 Wilmington, Delaware	100
UCB Research Inc. - Corporation Trust Center, 1209 Orange Street 19801 Wilmington, Delaware	100
UCB Bioproducts Inc. – Corporation Trust Center, 1209 Orange Street 19801 Wilmington, Delaware	100
UCB Pharco Inc. – 300 Delaware Avenue – 19801 Wilmington Delaware	100
Oxford GlycoSciences Inc. – Corporation Trust Center, 1209 Orange Street 19801 Wilmington, Delaware	100
Celltech US LLC – Corporation Trust Center, 1209 Orange Street 19801 Wilmington Delaware	100
Celltech Manufacturing CA Inc. – C T Corporation System, 818 W. Seventh Street, Los Angeles California 90017	100
UCB Manufacturing Inc. – Corporation Trust Center, 1209 Orange Street 19801 Wilmington, Delaware	100
UCB Technologies Inc. – C T Corporation System, 111 Eight Avenue, NY, 10011 New York	100
Upstate Pharma LLC – C T Corporation System, 111 Eight Avenue, NY, 10011 New York	100

Proposed Results Distribution

The activities of UCB S.A. generated in 2006 a net profit of 517 065 611 euro after tax. After taking account of the profit brought forward from the previous year of 145 million euro the balance available for distribution amounts to 661 686 430 euro.

The Board of Directors proposes to you the following distribution (all amounts in euro):

1. Distribution to shareholders of a gross dividend of	165 025 127
2. Transfer to legal reserves	11 204 086
3. Transfer to distributable reserves	340 000 000
4. Carried forward	145 457 217
	661 686 430

The Board of Directors proposes to pay a gross dividend of 0.90 euro per share, or a total dividend distribution of 165 025 127 euro.

If approved, the net dividend of 0.675 euro per share will be payable as of 30 April 2007 against delivery of Coupon N° 9, attached to the Company's new bearer shares.

Discharge of the Directors and the Auditors

We recommend the approval of the financial statements as presented to you and, by special vote, the discharge of the Directors and the auditors in respect of the execution of their mandate during the past fiscal year.

Report of the Board of Auditors

to the general shareholders' meeting on the consolidated accounts as of and for the year ended 31 December 2006

As required by law and the company's articles of association, we report to you in the context of our appointment as statutory auditors. This report includes our opinion on the consolidated accounts and the required additional comment.

Unqualified opinion on the consolidated accounts

We have audited the consolidated accounts of UCB SA/NV and its subsidiaries (the "Group") as of and for the year ended 31 December 2006, prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and with the legal and regulatory requirements applicable to quoted companies in Belgium. These consolidated accounts comprise the consolidated balance sheet as of 31 December 2006 and the consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The total of the consolidated balance sheet amounts to euro 10.498 million and the consolidated statement of income shows a profit for the year of euro 367 million. The annual accounts of certain subsidiaries included in the consolidation have been audited by other external auditors. We based our audit on their audit opinions and we have carried out specific additional audit procedures in the context of the consolidation.

The company's Board of Directors is responsible for the preparation of the consolidated accounts. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these consolidated accounts based on our audit. We conducted our audit in accordance with the legal requirements applicable in Belgium and with Belgian auditing standards, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated accounts are free of material misstatement.

In accordance with the auditing standards referred to above, we have carried out procedures to obtain audit evidence about the amounts and disclosures in the consolidated accounts. The selection of these procedures is a matter for our judgment, as is the assessment of the risk that the consolidated accounts contain material misstatements, whether due to fraud or error. In making those risk assessments, we have considered the Group's internal control relating to the preparation and fair presentation of the consolidated accounts, in order to design audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. We have also evaluated the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as the presentation of the consolidated accounts taken as a whole. Finally, we have obtained from the Board of Directors and Group officials the explanations and information necessary for our audit. We believe that the audit evidence we have obtained and the work of the other auditors who have audited the accounts of certain subsidiaries provides a reasonable basis for our opinion.

In our opinion, based on our audit and on the reports of other auditors, the consolidated accounts of give a true and fair view of the Group's net worth and financial position as of 31 December 2006 and of its results and cash flows for the year then ended in accordance with International Financial Reporting Standards, as adopted by the European Union, and with the legal and regulatory requirements applicable to quoted companies in Belgium.

Additional comment

The company's Board of Directors is responsible for the preparation and content of the management report on the consolidated accounts.

Our responsibility is to include in our report the following additional comment, which does not have any effect on our opinion on the consolidated accounts:

- The management report on the consolidated accounts deals with the information required by the law and is consistent with the consolidated accounts. However, we are not in a position to express an opinion on the description of the principal risks and uncertainties facing the companies included in the consolidation, the state of their affairs, their forecast development or the significant influence of certain events on their future development. Nevertheless, we can confirm that the information provided is not in obvious contradiction with the information we have acquired in the context of our appointment.

Brussels, 23 March 2007

The Board of Auditors

E. ATTOUT

D. GOOSSENS

END